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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR May 25, 2005

ALLIED DOMECQ PLC
(Exact name of Registrant as specified in its Charter)

ALLIED DOMECQ PLC
(Translation of Registrant's name into English)

The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS13 8AR
England
(Address of Registrant's principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index

Exhibit No.	Description
Exhibit No. 1	Allied Domecq PLC Scheme Document
Exhibit No. 2	Pernod Ricard S.A. Document E Cover Letter
Exhibit No. 3	Pernod Ricard S.A. Document E
Exhibit No. 4	Proxy Form for the Extraordinary General Meeting
Exhibit No. 5	Proxy Form for the Court Meeting
Exhibit No. 6	Form of Election for the Mix and Match Election
Exhibit No. 7	Form of Registration
Exhibit No. 8	American Depositary Receipt Holders Voting Instruction Card
Exhibit No. 9	American Depositary Receipt Holders Form of Election and Letter of Transmittal

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

25 May, 2005	ALLIED DOMECQ PLC
	By:	/s/ CHARLES BROWN
	Name:	Charles Brown
	Title:	Director, Corporate Secretariat Deputy Company Secretary

EXHIBIT 1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

PART II OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or, if you are in a territory outside the United Kingdom, is an appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Allied Domecq Shares and/or entitlements thereto through Allied Domecq ADRs, please send this document and the accompanying documents at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or transferred part of your holding of Allied Domecq Shares and/or entitlements thereto through Allied Domecq ADRs, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

An application will be made by Pernod Ricard to Euronext Paris for the New Pernod Ricard Shares to be admitted to trading on Eurolist – Compartiment A. It is expected that admission of the New Pernod Ricard Shares to trading on Eurolist – Compartiment A will become effective and that dealings for normal settlement will commence on or around the Effective Date, which is expected to be 26 July 2005. Pernod Ricard does not intend to apply for a listing of the New Pernod Ricard Shares on the London Stock Exchange or the New York Stock Exchange. The New Pernod Ricard ADRs representing the New Pernod Ricard Shares will not be listed or traded on any exchange.

Recommended offer by

PERNOD RICARD S.A.
(through its wholly-owned subsidiary, Goal Acquisitions Limited)

for

ALLIED DOMECQ PLC

to be effected by means of a
Scheme of Arrangement
under section 425 of the Companies Act 1985

Your attention is drawn to the letter from the Chairman of Allied Domecq in Part I of this document, which contains the unanimous recommendation of the Allied Domecq Directors that you vote in favour of the Scheme at the Court Meeting and at the Extraordinary General Meeting. A letter from Goldman Sachs International explaining the Scheme appears in Part II of this document.

Notices of the Court Meeting and the Extraordinary General Meeting, which will be held at the Hilton London Metropole Hotel & Conference Centre, 225 Edgware Road, London W2 1JU in the King's Suite on 4 July 2005, are set out at the end of this document. The Court Meeting will start at 2.00 p.m. and the Extraordinary General Meeting at 2.10 p.m. (or as soon thereafter as the Court Meeting shall have concluded or been adjourned).

Shareholders will find enclosed with this document a blue Form of Proxy for use at the Court Meeting and a yellow Form of Proxy for use at the Extraordinary General Meeting. Whether or not you intend to attend the Meetings in person, please complete and sign both the enclosed Forms of Proxy in accordance with the instructions printed on them and return them to the Company's registrars, Computershare Investor Services PLC ("Computershare"), PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE as soon as possible and, in any event, so as to be received by 2.00 p.m. on 2 July 2005 in the case of the Court Meeting and 2.10 p.m. on 2 July 2005 in the case of the Extraordinary General Meeting. If the blue Form of Proxy for use at the Court Meeting is not returned by the above time, it may be handed to the Chairman of the Meeting before the taking of the poll. However, in the case of the Extraordinary General Meeting, unless the yellow Form of Proxy is returned by the time mentioned above, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the Extraordinary General Meeting, or any adjournment thereof, if you so wish and are so entitled.

If you are a registered holder of Allied Domecq ADRs, please complete and sign the enclosed white ADR Voting Instruction Card in accordance with the instructions printed thereon and return it, together with your Allied Domecq ADRs, to JPMorgan Chase Bank, N.A., PO Box 43062, Providence, Rhode Island 02940-5115 USA as soon as possible and, in any event, so as to be received no later than 3.00 p.m. (New York time) 8.00 p.m. (London time) on 27 June 2005. The nominee of JPMorgan Chase Bank, N.A., as the registered holder of the Allied Domecq Shares represented by the Allied Domecq ADRs, will vote the corresponding Allied Domecq Shares in accordance with your instructions.

If you have any questions relating to this document or the completion and return of the Forms of Proxy, the Form of Election or the Form of Registration, please call Computershare on 0870 702 0195 (or, from outside the United Kingdom, +44 870 702 0195) between 8.30 a.m. and 5.30 p.m. Monday to Friday. If you are calling from the United States or have any questions relating to Allied Domecq ADRs, the ADR Voting Instruction Card or the ADR Form of Election, please call Georgeson Shareholder Communications on +1 888 253 0798 between 9.00 a.m. and 6.00 p.m. (New York time) Monday to Friday. Please note that calls to these numbers may be monitored and recorded and no advice on the merits of the Scheme or Offer nor any financial or tax advice can be given.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Allied Domecq and no one else in connection with the Offer and the Scheme and will not be responsible to anyone other than Allied Domecq for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in connection with the Offer or the Scheme.

JPMorgan and Morgan Stanley are acting for Goal and Pernod Ricard and no one else in connection with the Offer and the Scheme and will not be responsible to anyone other than Goal and Pernod Ricard for providing the protections afforded to clients of JPMorgan and Morgan Stanley, respectively, nor for providing advice in connection with the Offer or the Scheme.

This document has been prepared for the purposes of complying with English law and the City Code and the information disclosed herein may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any other jurisdiction.

IMPORTANT NOTICE

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to the document or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Allied Domecq or Pernod Ricard except where otherwise stated.

The Pernod Ricard Prospectus which you will receive comprises a non-certified and non-binding translation, prepared for information purposes only, of the French Language "Document E" relating to the increase in the share capital of Pernod Ricard in connection with the Offer. In the event of any ambiguity or conflict between the Pernod Ricard Prospectus and the French "Document E", the French version of the "Document E" shall prevail.

In the event of any ambiguity or conflict between this document, the French "Document E" and the Pernod Ricard Prospectus in respect of the terms and conditions of the Offer and/or the Scheme, this document shall prevail.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding the business, financial condition, results of operations of Allied Domecq, the Allied Domecq Group, Pernod Ricard, the Pernod Ricard Group, Fortune Brands or Goal and certain plans, objectives, assumptions, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. Should one or more of the risks or uncertainties associated with such forward-looking statements materialise, or should assumptions underlying such forward-looking statements prove incorrect, actual results may vary materially from those described herein. Allied Domecq and Pernod Ricard assume no obligation to update or correct the information contained in this document.

These statements include, without limitation, those concerning: strategy and the ability to achieve it; expectations regarding sales, expenses, profitability and growth; possible or assumed future results of operations; capital expenditure and investment plans; adequacy of capital; and financing plans. The words "aim", "may", "expect", "anticipate", "believe", "future", "continue", "help", "estimate", "plan", "intend", "should", "could", "would", "shall" and similar terms or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this document includes forward-looking statements relating to potential exposure to various types of market risks, such as foreign exchange rate risks, interest rate risks and other risks related to financial assets and liabilities. These forward-looking statements have been based on the current view of Allied Domecq or Pernod Ricard management, as applicable, with respect to future events and financial performance. These views reflect the best judgement of the management of Allied Domecq or Pernod Ricard, as applicable, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in forward-looking statements and from past results, performance or achievements. Although it is the belief of Allied Domecq and Pernod Ricard, as the case may be, that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including the following: risks of contamination or other circumstances that could harm the integrity of or customer support for brands or products, economic downturn, recession, acts or threats of terrorism, acts or the threat of war or other adverse political developments in key markets, legislative and regulatory changes, failure to protect intellectual property rights or any infringement claims, ability to successfully anticipate changes in consumer preferences and tastes, interruption or substantial decrease in ability to supply customers of brands due to loss of inventory or loss of production facilities, termination of arrangements with third parties in various key markets for any reason, litigation and publicity concerning product quality, health and other issues, future exchange and interest rates, pricing and product initiatives of competitors, repayment of indebtedness incurred in connection with the Scheme or the Offer and unexpected costs or difficulties in integrating the business and operations of Allied Domecq and Pernod Ricard or in executing the strategy of the combined group.

INFORMATION FOR UNITED STATES SHAREHOLDERS

Securities may not be offered or sold in the United States unless they are registered under the Securities Act, or are exempt from such registration requirements. The New Pernod Ricard Shares to be issued to Scheme Shareholders in connection with the Scheme will not be, and are not required to be, registered with the SEC under the Securities Act, in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) of that Act based on Court approval of the Scheme. For the purpose of qualifying for this exemption from the registration requirements of the Securities Act, Allied Domecq will advise the Court that its sanctioning of the Scheme will be relied upon by Allied Domecq, Pernod Ricard and Goal for such purpose as an approval of the Scheme, following a hearing on its fairness to Allied Domecq Shareholders, at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders.

Shareholders who may be deemed to be affiliates of Allied Domecq for the purposes of the Securities Act before implementation of the Scheme or of Pernod Ricard before or after implementation of the Scheme will be subject to restrictions on the sale of New Pernod Ricard Shares received in connection with the Scheme under Rule 145(d) of the Securities Act. Scheme Shareholders who are affiliates may, in addition to re-selling their New Pernod Ricard Shares in the manner permitted by Rule 145(d) under the Securities Act, also sell their New Pernod Ricard Shares under any other available exemption under the Securities Act, including Regulation S.

Shareholders who may be deemed to be affiliates of Allied Domecq or Pernod Ricard include individuals who, or entities that, control directly or indirectly, or are controlled by or are under common control with, Allied Domecq or Pernod Ricard and would include certain officers and directors of Allied Domecq and Pernod Ricard and may include certain significant shareholders.

In making any investment decision Scheme Shareholders and Allied Domecq ADR holders must rely on their own examination of Pernod Ricard and the terms of the Scheme and the Offer, including the merits and risks involved.

Neither the SEC nor any state securities commission or regulatory authority has approved or disapproved the New Pernod Ricard Shares, nor has any such authority expressed a view on the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Allied Domecq, Pernod Ricard and Goal are companies registered in England and Wales, France and Guernsey, respectively. Directors and officers of Allied Domecq, Pernod Ricard and Goal as well as the experts named in this document, may be located outside of the United States and, as a result, it may not be possible for United States Scheme Shareholders to effect service of process within the United States upon Allied Domecq, Pernod Ricard, Goal or such other persons. All or a substantial portion of the assets of Allied Domecq, Pernod Ricard, Goal or such other persons may be located outside of the United States and, as a result, it may not be possible to satisfy a judgment against Allied Domecq, Pernod Ricard, Goal or such other persons in the United States or to enforce a judgment obtained by United States courts against Allied Domecq, Pernod Ricard, Goal or such other persons outside the United States.

Pernod Ricard's financial statements are prepared in accordance with French GAAP. Pernod Ricard has not at this time prepared US GAAP financial statements or a reconciliation of the differences between French GAAP and US GAAP as applied to Pernod Ricard's financial statements. Following the Effective Date, Pernod Ricard expects to prepare such a reconciliation. The reconciliation may reflect that there would be significant differences if Pernod Ricard's financial statements were prepared in accordance with US GAAP. You should not assume that the historical French GAAP financial statements in Part VI of this document reflect what Pernod Ricard's financial position and results of operations would be if Pernod Ricard's financial statements were prepared in accordance with US GAAP.

3

NEW HAMPSHIRE SECURITIES LAWS

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated ("RSA") with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Allied Domecq or Pernod Ricard owns or controls, or becomes the owner or controller, directly or indirectly, of 1 per cent. or more of any class of securities of Allied Domecq or Pernod Ricard is required to notify a Regulatory Information Service and the Panel, by no later than 12:00 p.m. (London time) on the Business Day following the date of the relevant transaction, of every dealing in any relevant securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date of the Meetings (or such later date(s) as the Panel may specify).

Under the provisions of Rule 8.1 of the City Code, any such dealings by Pernod Ricard or Allied Domecq or by any of their respective "associates" (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8 of the City Code to you, please contact an independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7382 9026; fax +44 (0) 20 7236 7005.

BRANDS

All brands mentioned in this document are trademarks and are registered and/or otherwise protected in accordance with applicable law.

4

CONTENTS

		Page
EXPECTED TIMETABLE OF PRINCIPAL EVENTS		7
ACTION TO BE TAKEN		8
PART I LETTER FROM THE CHAIRMAN OF ALLIED DOMECQ		11
1	Introduction	11
2	The Offer	12
3	Interim dividend	12
4	Background to and reasons for recommending the Offer	13
5	Undertakings to vote in favour of the Scheme	13
6	Action to be taken	14
7	Overseas shareholders	14
8	Further information	14
9	Recommendation	14
PART II EXPLANATORY STATEMENT		15
1	Introduction	15
2	Summary of the Offer	15
3	Financial effects of the Offer	16
4	Mix and Match Election	17
5	Information on the Allied Domecq Group	18
6	Current trading and outlook of Allied Domecq	19
7	Information on Pernod Ricard and its reasons for the Offer	20
8	Overview of Fortune Brands	21
9	Proposed transaction with Fortune Brands	22
10	Information on Goal	22
11	Financing arrangements	22
12	Break fee and Co-operation Agreement	23
13	Management and employees	23
14	The Allied Domecq Directors and the effect of the Scheme on their interests	24
15	Allied Domecq Share Schemes	24
16	Undertakings to vote in favour of the Scheme	24
17	Structure of the Scheme	25
18	Holding of Pernod Ricard Shares	27
19	Delisting, listing, settlement and dealings	28
20	Allied Domecq ADRs	30
21	Dealing Facility	31
22	UK/US/French taxation	32
23	Overseas shareholders	41
24	Action to be taken	42
25	Helpline	43
26	Further information	44

5

6

EXPECTED TIMETABLE OF PRINCIPAL EVENTS(1)

2005
Interim dividend record date (Allied Domecq Shares and ADRs)	10 June
Pernod Ricard Shareholder Meeting	20 June
Latest time for receipt by the Depositary of completed white ADR Voting Instruction Cards	3.00 p.m. (New York time) on 27 June
Latest time for lodging blue Forms of Proxy for use at the Court Meeting(2)	2.00 p.m. on 2 July
Latest time for lodging yellow Forms of Proxy for use at the Extraordinary General Meeting(2)	2.10 p.m. on 2 July
Voting Record Time	6.00 p.m. on 2 July
Court Meeting	2.00 p.m. on 4 July
Extraordinary General Meeting(3)	2.10 p.m. on 4 July
Interim dividend payment date (Allied Domecq Shares)	8 July
Interim dividend payment date (Allied Domecq ADRs)	15 July
The following dates are subject to change; please see note 4 below.
Latest time for receipt of white ADR Form of Election	2.00 p.m. (New York time) on 14 July
Latest time for receipt of green Forms of Election	3.00 p.m. on 21 July
Latest time for receipt of pink Forms of Registration	3.00 p.m. on 21 July
First Hearing Date (to sanction the Scheme)	22 July
Last day of dealings in, and for registration of transfers of, Allied Domecq Shares	22 July
Suspension of trading in Allied Domecq ADRs	22 July
Date on which the share capital reorganisation takes place under the Scheme	25 July
Second Hearing Date (to confirm the reduction of capital)	25 July
Effective Date of the Scheme	26 July
Cancellation of listing of Allied Domecq Shares	26 July
Issue of New Pernod Ricard Shares	on or around 26 July
Commencement of dealings in New Pernod Ricard Shares on Eurolist – Compartiment A	on or around 26 July
Despatch of cheques in respect of cash consideration and statements of entitlements to New Pernod Ricard Shares; settlement of cash consideration through CREST	By 9 August

Notes:

(1)
Unless otherwise stated, all references in this document to times are to London times.

(2)
A blue Form of Proxy for the Court Meeting not so lodged may be handed to the Chairman of the Court Meeting before the taking of the poll. However, the yellow Form of Proxy for the Extraordinary General Meeting must be lodged by 2.10 p.m. on 2 July 2005 in order to be valid.

(3)
To commence at 2.10 p.m. or, if later, immediately after the conclusion or adjournment of the Court Meeting.

(4)
These times and dates are indicative only and will depend, inter alia, on the date on which the Conditions are either satisfied or waived; in particular, the timing of receipt of the Regulatory Approvals is uncertain and outside the control of Allied Domecq and Pernod Ricard. Furthermore, these times and dates may change depending on the dates on which the Court sanctions the Scheme and confirms the reduction of share capital associated with the Scheme and on which the Court Orders sanctioning the Scheme and confirming the reduction of capital are delivered to the Registrar of Companies and, in the case of the reduction of capital, the Court Order is registered by the Registrar of Companies.

7

ACTION TO BE TAKEN

Detailed instructions on the action to be taken are set out in paragraph 24 of Part II of this document and are summarised below:

Voting at the Court Meeting and the Extraordinary General Meeting

Allied Domecq Shareholders

The Scheme will require approval at a meeting of Allied Domecq Shareholders convened by order of the Court to be held at the Hilton London Metropole Hotel & Conference Centre, 225 Edgware Road, London W2 1JU in the King's Suite. The Court Meeting is to be held at 2.00 p.m. on 4 July 2005. Implementation of the Scheme will also require approval of Allied Domecq Shareholders at the Extraordinary General Meeting to be held at 2.10 p.m. on 4 July 2005 (or as soon thereafter as the Court Meeting has concluded or been adjourned).

Shareholders will find enclosed a blue Form of Proxy for the Court Meeting and a yellow Form of Proxy for the EGM.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of Allied Domecq Shareholder opinion. You are therefore strongly urged to sign and return your Forms of Proxy as soon as possible and in any event so as to be received by Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE by:

Blue Forms of Proxy for the Court Meeting	2.00 p.m. on 2 July 2005
Yellow Forms of Proxy for the Extraordinary General Meeting	2.10 p.m. on 2 July 2005

A pre-paid envelope is provided for this purpose for use in the UK only.

If the blue Form of Proxy for use at the Court Meeting is not lodged by 2.00 p.m. on 2 July 2005, it may be handed to the Chairman at the Court Meeting before the taking of the poll. This is not the case, however, for yellow Forms of Proxy. In the case of the Extraordinary General Meeting, unless the yellow Form of Proxy is returned by 2.10 p.m. on 2 July 2005, it will be invalid.

Allied Domecq ADR holders

If you are a registered holder of Allied Domecq ADRs, please complete and sign the enclosed white ADR Voting Instruction Card in accordance with the instructions printed thereon and return it, together with your Allied Domecq ADRs, in the enclosed reply-paid envelope (for use in the US only) as soon as possible but, in any event, so as to be received by JPMorgan Chase Bank, N.A., PO Box 43062, Providence, Rhode Island 02940-5115 USA no later than 3.00 p.m. (New York time) (8.00 p.m. London time) on 27 June 2005. If you hold your Allied Domecq ADRs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Allied Domecq ADRs if you wish to vote.

To make an election in respect of the Mix and Match Election

Allied Domecq Shareholders

A green Form of Election is enclosed with this document. You should only complete and return the Form of Election if you wish to make an election under the Mix and Match Election. You will find an explanation of the Mix and Match Election in paragraph 4 of Part II and Notes on Completing the Form of Election in paragraph 24 of Part II and Part XI of this document.

Allied Domecq Shareholders who do not wish to make an election, or to receive information about the Dealing Facility, are not required to return the Form of Election.

Your completed Form of Election should be returned, signed and witnessed in accordance with the instructions printed thereon, by post or by hand (during normal business hours) to Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE or, by hand only, (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ as soon as possible but, in any event, so as to be received

8

by no later than 3.00 p.m. on 21 July 2005 or such later time (if any) to which the right to make an election may be extended. A pre-paid envelope is provided for this purpose for use in the UK only.

Allied Domecq ADR holders

If you are a registered holder of Allied Domecq ADRs and wish to make an election under the Mix and Match Election, you should complete and sign the enclosed white ADR Form of Election in accordance with the instructions printed thereon and return it together with your Allied Domecq ADRs as soon as possible but in any event so as to be received by JPMorgan Chase Bank, N.A., c/o EquiServe Corporate Reorganization, PO Box 859208, Braintree, MA 02185-9208 USA no later than 2.00 p.m. (New York time) on 14 July 2005. If you hold your Allied Domecq ADRs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Allied Domecq ADRs if you wish to make an election.

All registered Allied Domecq ADR holders will be required to complete and sign the enclosed white ADR Form of Election and return it together with their Allied Domecq ADRs to JPMorgan Chase Bank, N.A., c/o EquiServe Corporate Reorganization, PO Box 859208, Braintree, MA 02185-9208 USA in order to receive the consideration under the Offer.

Registration in connection with the New Pernod Ricard Shares

A pink Form of Registration is enclosed with this document.

All Allied Domecq Shareholders are requested to complete and return the pink Form of Registration (whether or not they have made or intend to make an election under the Mix and Match Election).

The information requested in the Form of Registration is required to permit the New Pernod Ricard Shares, to which a Scheme Shareholder is entitled, to be properly recorded in that Scheme Shareholder's name within the register of Pernod Ricard. Failure to return the Form of Registration may affect the ability of Société Générale to properly (i) record New Pernod Ricard Shares in the name of a Scheme Shareholder and/or (ii) send to that holder any documentation (e.g. book entry statements of account) relating to his holding and/or (iii) pay that holder any dividends or other revenues he may be entitled to. Payment of any dividends on New Pernod Ricard Shares held by UK resident shareholders will be made in pounds sterling.

Completed Forms of Registration should be returned by post or by hand (during normal business hours) to Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE as soon as possible, but in any event so as to be received not later than 3.00 p.m. on 21 July 2005.

Allied Domecq ADR holders do not need to complete the Form of Registration.

Dealing Facility

Allied Domecq Shareholders who hold less than 10,000 Allied Domecq Shares and who wish to (and are eligible to) make use of the free share dealing facility to be made available by Pernod Ricard should mark an "X" in the relevant box on the enclosed green Form of Election and sign and return the Form of Election, in accordance with the instructions printed thereon, to Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE or by hand (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ as soon as possible but, in any event, so as to be received by no later than 3.00 p.m. on 21 July 2005. Documentation packs will be despatched to those Allied Domecq Shareholders who may be eligible to use the Dealing Facility. Further details are set out in paragraph 21 of Part II of this document.

Helpline

If you have any questions relating to this document or the completion and return of the Forms of Proxy, the Form of Election or the Form of Registration, please call Computershare Investor Services PLC, on 0870 702 0195 (or from outside the United Kingdom +44 870 702 0195) between 8.30 a.m. and 5.30 p.m. Monday to Friday.

9

If you are calling from the United States or have any questions relating to Allied Domecq ADRs, the ADR Voting Instruction Card or the ADR Form of Election, please call Georgeson Shareholder Communications on +1 888 253 0798 between 9.00 a.m. and 6.00 p.m. (New York time) Monday to Friday.

Please note that calls to these numbers may be monitored or recorded and that Computershare Investor Services PLC and Georgeson Shareholder Communications cannot provide advice on the merits of the Scheme or the Offer or give any financial or tax advice.

10

PART I

LETTER FROM THE CHAIRMAN OF ALLIED DOMECQ

Registered office: The Pavilions Bridgwater Road Bedminster Down Bristol BS13 8AR (Registered in England and Wales, No. 3771147)

Directors:
Sir Gerry Robinson (Chairman)
Philip Bowman (Chief Executive)
Graham Hetherington (Chief Financial Officer)
David Scotland (President, Wines)
Richard Turner (President, Europe)
Bruno Angelici (Non-Executive)
Paul Adams (Non-Executive)
John Rishton (Non-Executive)
25 May 2005

To Allied Domecq Shareholders and holders of Allied Domecq ADRs and, for information only, to participants in the Allied Domecq Share Schemes

Dear Shareholder,

RECOMMENDED OFFER BY PERNOD RICARD S.A., THROUGH ITS WHOLLY-OWNED SUBSIDIARY, GOAL ACQUISITIONS LIMITED, FOR ALLIED DOMECQ PLC

1      Introduction

On 21 April 2005, the boards of Allied Domecq and Pernod Ricard announced that they had reached agreement on the terms of a recommended offer by Pernod Ricard through its wholly-owned subsidiary, Goal Acquisitions Limited, to acquire the entire issued and to be issued share capital of Allied Domecq, to be effected by means of a scheme of arrangement of Allied Domecq under section 425 of the Companies Act.

Conditional only upon the Scheme becoming effective, Pernod Ricard has agreed to sell certain Allied Domecq assets, including the core spirits brands, Sauza, Maker's Mark, Courvoisier and Canadian Club, California wines, including the Clos du Bois brand, Allied Domecq distribution assets in the UK, Germany and Spain and for US wine, and Pernod Ricard's Larios brand, to Fortune Brands for approximately £2.8 billion in cash.

Pernod Ricard will retain the majority of the Allied Domecq business, including many of the core spirits brands such as Ballantine's, Beefeater, Kahlúa, Malibu and Stolichnaya (US distribution) and wines such as Montana, Mumm (and Mumm Cuvée Napa), Perrier Jouët and Campo Viejo. Pernod Ricard will also acquire several leading national brands, including Imperial in South Korea and Presidente in Mexico.

The purpose of this document is to make sure that you are fully informed about the Offer and the reasons why your Board has decided that it represents a fair and reasonable price for Allied Domecq and why your Board has decided unanimously to recommend it to you.

11

As you would expect, your Board, together with its advisers arrived at this decision after very careful and detailed consideration.

2      The Offer

The Offer is to be implemented by way of the Scheme, the full details of which are set out in the Explanatory Statement in Part II of this document. If the Scheme becomes effective, Allied Domecq Shareholders will receive:

for each Allied Domecq Share	545 pence in cash and 0.0158 of a New Pernod Ricard Share

Based on a Pernod Ricard Share price of €116 (and an exchange ratio of €1.4648:£1, being the exchange rate on 21 April 2005, the date of the announcement of the Offer), the Offer values each Allied Domecq Share at 670 pence and the existing issued share capital of Allied Domecq at approximately £7.4 billion. On 20 April 2005, the Business Day prior to the announcement of the Offer, the Closing Price of a Pernod Ricard Share was €116.9.

•
Approximately 81 per cent. of the total consideration will be in cash.

•
Allied Domecq Shareholders will benefit from a substantial share of the estimated synergies announced by Pernod Ricard (and described in paragraph 7 of Part II of this document) and the share element of the consideration will enable Allied Domecq Shareholders to retain an equity interest in the combined entity, which will be a global leader in the spirits and wine industry.

The value of the Offer of 670 pence per Allied Domecq Share(1) represents a premium of approximately 36.2 per cent. to the Closing Price of 492 pence for an Allied Domecq Share on 3 February 2005, which was the last Business Day prior to the speculation surrounding a potential offer and a premium of 24.8 per cent. to the Closing Price of 537 pence per Allied Domecq Share on 4 April 2005, which was the last Business Day prior to our announcement about preliminary discussions with Pernod Ricard regarding a possible offer.

(1)
Based on a Pernod Ricard Share price of €116.

Allied Domecq Shareholders (other than certain overseas shareholders) are also being offered the opportunity, under the Mix and Match Election, to elect to vary the proportions of cash consideration and New Pernod Ricard Shares they receive in respect of their holdings of Allied Domecq Shares, subject to equal and opposite elections made by other Allied Domecq Shareholders. To the extent that elections for New Pernod Ricard Shares and/or cash consideration cannot be satisfied in full, they will be scaled down on a pro rata basis.

Under the Offer, holders of Allied Domecq ADRs that represent four Allied Domecq Shares will receive £21.80 and 0.2528 of a New Pernod Ricard ADR (equivalent to 0.0632 of a New Pernod Ricard Share) for every Allied Domecq ADR. The Depositary will convert the cash consideration into US dollars. The New Pernod Ricard ADRs will not be listed or traded on any exchange. It may be possible to effect transactions in such New Pernod Ricard ADRs in the over-the-counter market although, in light of the relatively small number of Pernod Ricard ADRs, liquidity may be limited. Allied Domecq ADR holders are also being offered the opportunity to instruct JPMorgan Chase Bank, N.A. to vary the proportion of cash consideration and New Pernod Ricard Shares to be received by the Depositary as a Scheme Shareholder in respect of their respective holdings of Allied Domecq ADRs (subject to equal and opposite elections made by other Allied Domecq Shareholders).

The Offer is subject to the Conditions set out in Part III of this document.

Further information about the Offer and the Mix and Match Election is provided in paragraphs 2 and 4 of Part II of this document.

3      Interim dividend

The Allied Domecq Shareholders on the register of members of the Company at the close of business on 10 June 2005 will remain entitled to receive the interim dividend of 6.5 pence per Allied Domecq Share

12

announced on 21 April 2005 in respect of the interim period ended 28 February 2005 and scheduled to be paid to Allied Domecq Shareholders on 8 July 2005 (and to Allied Domecq ADR holders on 15 July 2005).

4      Background to and reasons for recommending the Offer

Consolidation has been a focus for speculation and comment in the wines and spirits sector for several years. The two most significant developments in the past decade have been the formation of Diageo in 1997 and the sale of Seagram's wines and spirits business to Diageo and Pernod Ricard in 2001. The proposed sale of Allied Domecq to Pernod Ricard (and subsequent sale by Pernod Ricard of certain Allied Domecq assets to Fortune Brands) would represent the third major transaction in the industry.

Over the past five years, Allied Domecq has delivered high levels of organic growth in a buoyant spirits sector. More recently, while the Group has continued to outperform and has delivered consistently strong earnings growth, this has been achieved against much more difficult trading conditions in many markets. In the view of your Board, the rate of organic growth that Allied Domecq can achieve in the future will continue to be adversely affected by weaker performance in these tough markets.

In these increasingly challenging market conditions, the need for further consolidation in the distilled spirits industry has become increasingly apparent. Given the shareholder structures of the majority of our significant competitors, there was always the possibility that Allied Domecq's participation in such consolidation would be as the subject of an acquisition rather than as the acquirer.

Your Board believes the Offer represents an attractive value today for shareholders that may not otherwise be achieved in the short to medium term without a degree of risk. This recommended Offer for the business from Pernod Ricard provides Allied Domecq Shareholders with the ability to crystallise the value that has been achieved and the possibility of continuing to participate in the future success of Allied Domecq's brands within an enlarged Pernod Ricard business.

Constellation Consortium

On 27 April 2005, your Board announced that it had received an approach regarding a potential offer by a consortium led by Constellation Brands. The Consortium consists of Constellation Brands Inc., Brown-Forman Corporation, Lion Capital (formerly Hicks Muse Europe) and Blackstone Group.

On 13 May 2005, your Board subsequently announced that it had received an indicative proposal from the Consortium regarding a potential offer. This indicative proposal is highly conditional, and is subject to considerable further due diligence by the Consortium, confirmation of financing and a number of other significant conditions. It is too early to determine whether the indicative proposal can translate into a firm offer for Allied Domecq.

Your Board will continue to discuss this indicative proposal with the Consortium and establish whether the conditionality can be removed.

The Panel on Takeovers and Mergers has ruled that, by 5.00 p.m. on Wednesday 29 June 2005, the Consortium must either announce a firm intention to make an offer for the Company pursuant to Rule 2.5 of the City Code or announce that it will not proceed with an offer for Allied Domecq. In the event that the Consortium announces that it will not proceed with an offer for Allied Domecq, the members of the Consortium and any persons acting in concert with them will, except with the consent of the Panel, be unable to make an offer for the Company for six months from the date of such announcement.

The Board of Allied Domecq recognises its fiduciary duty to consider any higher or preferable offer should one be made. To date no such offer has been made.

5      Undertakings to vote in favour of the Scheme

Pernod Ricard has received irrevocable undertakings from the Allied Domecq Directors to vote (or procure votes) in favour of the Scheme in respect of their beneficial holdings of 1,386,857 Allied Domecq Shares in aggregate, representing approximately 0.13 per cent. of the existing issued share capital of Allied Domecq. The undertakings given by the Allied Domecq Directors cease to be binding if the Co-operation Agreement is terminated. For further details of the Co-operation Agreement, see paragraph 7(a) of Part X of this document.

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6      Action to be taken

Your attention is drawn to paragraph 24 of Part II of this document, which explains the action you should take in relation to the Offer and the Scheme.

7      Overseas shareholders

The attention of overseas shareholders is drawn to paragraph 23 of Part II of this document.

8      Further information

Your attention is drawn to the letter from Goldman Sachs International set out in Part II of this document (being the explanatory statement pursuant to section 426 of the Companies Act), which gives further information on the Offer, the Scheme, Allied Domecq, Pernod Ricard and the New Pernod Ricard Shares and to the Pernod Ricard Prospectus that you will receive which contains further information on Pernod Ricard and the Pernod Ricard Shares.

9      Recommendation

The Board of Allied Domecq, which has been so advised by Goldman Sachs International, unanimously considers the terms of the Offer to be fair and reasonable. In providing its advice, Goldman Sachs International has taken account of the commercial assessments of the Allied Domecq Directors. Accordingly, the Board of Allied Domecq unanimously recommends Allied Domecq Shareholders to vote in favour of the Scheme, as they have undertaken to do in respect of their own beneficial shareholdings of 1,386,857 Allied Domecq Shares, representing approximately 0.13 per cent. of the existing issued share capital of Allied Domecq.

Yours faithfully

Sir Gerry Robinson
Chairman

14

PART II

EXPLANATORY STATEMENT

(in compliance with section 426 of the Companies Act 1985)

25 May 2005

To Allied Domecq Shareholders and holders of Allied Domecq ADRs and, for information only, to participants in the Allied Domecq Share Schemes

Dear Sir or Madam,

RECOMMENDED OFFER BY PERNOD RICARD S.A., THROUGH ITS WHOLLY-OWNED
SUBSIDIARY, GOAL ACQUISITIONS LIMITED, FOR ALLIED DOMECQ PLC

1      Introduction

On 21 April 2005, the boards of Allied Domecq and Pernod Ricard announced that they had reached agreement on the terms of a recommended offer by the Pernod Ricard Group to acquire Allied Domecq. The Offer is to be effected by means of a scheme of arrangement under section 425 of the Companies Act, which requires the approval of Allied Domecq Shareholders and the sanction of the Court. Goal is a wholly-owned subsidiary of Pernod Ricard established to implement the Offer.

Your attention is drawn to the letter from the Chairman of Allied Domecq, Sir Gerry Robinson, set out in Part I of this document, which forms part of this Explanatory Statement. That letter contains, among other things, information on the background to and reasons for the unanimous recommendation by the Allied Domecq Directors to Allied Domecq Shareholders to vote in favour of the resolutions to approve and implement the Scheme to be proposed at the Court Meeting and the Extraordinary General Meeting. Your attention is also drawn to the Pernod Ricard Prospectus that you will receive which contains further information on Pernod Ricard and the New Pernod Ricard Shares to be issued in connection with the Offer.

The Allied Domecq Board has been advised by Goldman Sachs International in connection with the Offer. Goldman Sachs International has been authorised by the Allied Domecq Board to write to you to explain the terms of the Offer and the Scheme and to provide you with other relevant information.

The terms of the Scheme are set out in full in Part XII of this document. Your attention is also drawn to the additional information set out in Part X of this document.

2      Summary of the Offer

In accordance with the terms of the Scheme, Allied Domecq Scheme Shareholders will receive:

In respect of each Allied Domecq Share:	545 pence in cash and 0.0158 of a New Pernod Ricard Share

The Offer values each Allied Domecq Share at 670 pence and the entire issued share capital of Allied Domecq at approximately £7.4 billion based on a price of €116 for each Pernod Ricard Share and an exchange rate of €1.4648:£1, being the exchange rate on 21 April 2005, the date of announcement of the Offer. On 20 April 2005 (being the last Business Day prior to the announcement of the Offer) the Closing

Registered in England No. 2263951	Registered Office: Peterborough Court, 133 Fleet Street, London EC4A 2BB

15

Price of a Pernod Ricard Share was €116.9. The consideration payable by Pernod Ricard represents a premium of approximately:

•
36.2 per cent. to the Closing Price of 492 pence for an Allied Domecq Share on 3 February 2005 (being the last Business Day prior to the speculation surrounding a potential offer for Allied Domecq);

•
24.8 per cent. to the Closing Price of 537 pence for an Allied Domecq Share on 4 April 2005 (being the last Business Day prior to the announcement by Allied Domecq that it was in preliminary discussions with Pernod Ricard regarding a possible offer for Allied Domecq); and

•
4.2 per cent. to the Closing Price of 643 pence for an Allied Domecq Share on 20 April 2005 (being the last Business Day prior to the date of the announcement of the Offer).

Allied Domecq Shareholders (other than certain overseas shareholders) are also being offered the opportunity under the Mix and Match Election to elect to vary the proportions in which they receive cash consideration and New Pernod Ricard Shares in respect of their holdings of Allied Domecq Shares. Satisfaction of such elections will be subject to equal and opposite elections made by other Allied Domecq Shareholders. To the extent that elections for cash and/or New Pernod Ricard Shares cannot be satisfied in full, they will be scaled down on a pro rata basis. Further information about the Mix and Match Election is provided in paragraph 4 below and Part XI of this document.

The Offer is subject to the Conditions set out in Part III of this document.

Fractions of New Pernod Ricard Shares will not be allotted, but will be aggregated and sold in the market after the Effective Date and the net proceeds of such sale will be paid in cash to such Allied Domecq Shareholders entitled thereto in accordance with their fractional entitlements.

New Pernod Ricard Shares to be issued as consideration under the Scheme will be issued credited as fully paid and free from all liens, charges, encumbrances, and, subject to the by-laws of Pernod Ricard, rights of pre-emption and any other third party rights of any nature whatsoever and will rank pari passu in all respects with the existing Pernod Ricard Shares, including the right to receive all dividends, distributions and other entitlements declared, made or paid by Pernod Ricard on Pernod Ricard Shares after the Effective Date. Further details of the rights attaching to the New Pernod Ricard Shares are set out in Part VIII of this document and in the Pernod Ricard Prospectus, which you will receive. Immediately following completion of the Offer, but before any dealings in New Pernod Ricard Shares take place under the Dealing Facility, Allied Domecq Shareholders are expected to own approximately 20 per cent. of the issued share capital of Pernod Ricard.

An application will be made by Pernod Ricard to Euronext Paris for the New Pernod Ricard Shares to be admitted to trading on Eurolist – Compartiment A. It is expected that admission of the New Pernod Ricard Shares to trading on Eurolist – Compartiment A will become effective and that dealings for normal settlement will commence on or around the Effective Date, currently expected to be 26 July 2005.

Under the Offer, holders of Allied Domecq ADRs that represent four Allied Domecq Shares will receive £21.80 and 0.2528 of a New Pernod Ricard ADR (equivalent to 0.0632 of a New Pernod Ricard Share) for every Allied Domecq ADR. The Depositary will convert the cash consideration into US dollars in accordance with the Deposit Agreement and distribute the cash proceeds to holders of Allied Domecq ADRs, together with any New Pernod Ricard ADRs to which they become entitled, upon surrender of their Allied Domecq ADRs in accordance with the terms of the Deposit Agreement. The New Pernod Ricard ADRs will not be listed or traded on any exchange. It may be possible to effect transactions in such New Pernod Ricard ADRs in the over-the-counter market although, in the light of the relatively small number of such New Pernod Ricard ADRs, liquidity may be limited.

Fractions of New Pernod Ricard ADRs will not be issued, but will be aggregated and sold in the market after the Effective Date and the net proceeds of such sale shall be paid in cash by the Allied Domecq Depositary, in accordance with the terms of the Deposit Agreement, to Allied Domecq ADR holders entitled thereto in accordance with their fractional entitlements.

3      Financial effects of the Offer

The following table sets out, for illustrative purposes only, and on the bases and assumptions set out in the notes below, the financial effects on the capital value and income for a holder of 10,000 Allied Domecq Shares assuming the Scheme becomes effective. It compares the value of the number of New

16

Pernod Ricard Shares and the amount of cash consideration to be issued or paid (respectively) under the Scheme in respect of 10,000 Allied Domecq Shares with the value of 10,000 Allied Domecq Shares on 4 April 2005 (the last Business Day prior to the commencement of the Offer Period). It assumes no election is made under the Mix and Match Election. In assessing the financial effects of the Offer, no account has been taken of any potential liability to taxation of an Allied Domecq Shareholder.

	Note	£

(a) Increase in capital value under the terms of the Offer
Value of 158 New Pernod Ricard Shares	(1)	12,512
Cash consideration		54,500

Total value of consideration in respect of 10,000 Allied Domecq Shares		67,012
Less: market value of 10,000 Allied Domecq Shares on 4 April 2005	(2)	(53,700)

Increase in capital value		13,312

Percentage increase in capital value		24.8%

	Note	£

(b) Increase in gross income under the terms of the Offer
Gross annual dividend income from 158 New Pernod Ricard Shares	(3)	231
Gross income from re-investment of cash consideration	(4)	2,360

Total gross income in respect of consideration for 10,000 Allied Domecq Shares		2,591
Less: Gross annual dividend income from 10,000 Allied Domecq Shares	(5)	(1,722)

Increase in gross income		869

Percentage increase in gross income		50.5%

Notes:

(1)
Based on a value of €116 for each New Pernod Ricard Share and an exchange rate of €1.4648:£1 (being the exchange rate on 21 April, the date of announcement of the Offer). On 20 April 2005 (being the last Business Day prior to the announcement of the Offer), the Closing Price per New Pernod Ricard Share was €116.9.

(2)
Based on the Closing Price of 537 pence per Allied Domecq Share on 4 April 2005 (being the last Business Day before the commencement of the Offer Period).

(3)
The gross dividend income from 158 New Pernod Ricard Shares is based on aggregate gross dividends of €2.14 per Pernod Ricard Share paid in respect of the 12 month period ended 31 December 2004, being the total of the €1.16 second interim dividend declared in March 2005 (but not yet paid and subject to shareholder approval) and the €0.98 interim dividend declared in November 2004, and an exchange rate of €1.4648 to £1.

(4)
The income on the cash consideration has been calculated on the assumption that the cash is re-invested for a period of 12 months to yield approximately 4.33 per cent. per annum, being the yield shown by the FTSE Actuaries Government Securities of up to five year maturities on 19 May 2005 (being the latest practicable date prior to the publication of this document), as published in the Financial Times.

(5)
The dividend income from one Allied Domecq Share is based on aggregate gross dividends of 17.2 pence per Allied Domecq Share, being the total of the 10.7 pence gross final dividend for the year ended 31 August 2004 and the 6.5 pence gross interim dividend for the 6 month period ended 29 February 2004.

(6)
In assessing the financial effects of receiving New Pernod Ricard Shares, no account has been taken of any potential taxation liability of an Allied Domecq Shareholder or of any timing differences in the payment of dividends.

4      Mix and Match Election

Under the terms of the Offer, Allied Domecq Shareholders (other than certain overseas shareholders) may elect to vary the proportions of cash consideration and New Pernod Ricard Shares they receive in respect of their holdings of Allied Domecq Shares on the basis of:

for every 125 pence in cash	0.0158 of a New Pernod Ricard Share

Satisfaction of elections under the Mix and Match Election will be subject to equal and opposite elections made by other Allied Domecq Shareholders. Mix and Match Elections may only be made in respect of whole numbers of Allied Domecq Shares. Irrespective of the number of Allied Domecq Shareholders who elect for cash consideration or New Pernod Ricard Shares under the Mix and Match Election, the total cash consideration to be paid and the total number of New Pernod Ricard Shares to be issued pursuant to the Offer will not be varied. Accordingly, Pernod Ricard's ability to satisfy all elections for cash consideration or New Pernod Ricard Shares made by Allied Domecq Shareholders will depend on other Allied Domecq Shareholders making equal and opposite elections. To the extent that elections for cash consideration and/or New Pernod Ricard Shares cannot be satisfied in full, they will be scaled down on a pro rata basis. As a result, Allied Domecq Shareholders who elect to receive additional cash

17

consideration or New Pernod Ricard Shares under the Mix and Match Election will not necessarily know the exact amount of cash consideration or number of New Pernod Ricard Shares they are entitled to receive until settlement of the consideration under the Offer. When the Scheme becomes effective, an announcement will be made concerning the extent to which elections under the Mix and Match Election have been satisfied.

The Mix and Match Election will not affect the entitlements of those Allied Domecq Shareholders who do not make an election under the Mix and Match Election.

The Mix and Match Election will remain open until 3.00 p.m. on 21 July 2005 or such later time (if any) to which the right to make an election may be extended.

Details on how Allied Domecq Shareholders can make an election under the Mix and Match Election are set out in paragraph 24 of this Part II and in Part XI of this document and the Form of Election.

Registered holders of Allied Domecq ADRs may instruct JPMorgan Chase Bank, N.A. to vary the proportions of cash consideration and New Pernod Ricard Shares to be received by the Depositary as a Scheme Shareholder in respect of their respective holdings of Allied Domecq ADRs (subject to equal and opposite elections by other Scheme Shareholders) by completing and signing the enclosed white ADR Form of Election in accordance with the instructions printed thereon and returning it, together with the relevant Allied Domecq ADRs, as soon as possible but in any event so as to be received by JPMorgan Chase Bank, N.A. c/o EquiServe Corporate Reorganization, PO Box 859208, Braintree, MA 02185-9208 USA no later than 2.00 p.m. (New York time) on 14 July 2005. If you hold your Allied Domecq ADRs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Allied Domecq ADRs if you wish to make an election under the Mix and Match Election.

Overseas Allied Domecq Shareholders should also read paragraph 23 of this Part II in relation to their ability to make an election under the Mix and Match Election.

5      Information on the Allied Domecq Group

Allied Domecq was established in 1961 by the merger of three UK brewing and pub retailing companies. Since then, it has grown to become a leading international branded drinks and retailing company, with operations in the spirits and wine industry, the quick service restaurants industry and, until September 1999, the retail pub industry.

Allied Domecq is one of the world's largest international spirits and wine groups (the Spirits & Wine business) and in addition owns a leading international quick service restaurants group, Dunkin' Brands, Inc., (the QSR business).

Spirits & Wine business

Allied Domecq's Spirits & Wine business manufactures, markets and sells a portfolio of premium branded spirits, which Impact Databank estimates included 12 of the top 100 premium distilled spirit brands worldwide by volume in 2004 and a growing portfolio of premium branded wines. The Spirits & Wine business operates through a global distribution network in more than 50 countries and generates approximately 50 per cent. of its trading profit before exceptional items in the Americas and 38 per cent. in Europe.

The Spirits & Wine portfolio is divided into:

•
core brands – spirits brands which have strong customer appeal, typically in more than one market, and high margins, such as Ballantine's Scotch whisky, Kahlúa liqueur, Malibu coconut-flavoured rum-based liqueur, Beefeater gin, Canadian Club whisky, Sauza tequila, Courvoisier cognac, Maker's Mark bourbon and Stolichnaya vodka (distribution rights);

•
local market leaders – spirits brands which occupy a strong position in a particular market, which include Presidente and Don Pedro brandies, Whisky DYC and Imperial whiskies and Tia Maria liqueur;

•
premium wines, which include still wine, sparkling wine and champagne such as Mumm and Perrier Jouët, Montana (New Zealand), Clos du Bois (California), Campo Viejo (Spain) and Graffigna (Argentina); and

•
other spirits and wine brands.

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Allied Domecq's spirits portfolio consists principally of "premium" brands, those that globally retail at a price greater than US$10 per 750 ml bottle and have a US retail price of greater than US$12 per 750 ml bottle.

The Spirits & Wine business owns or leases land and buildings throughout the world. Its properties primarily consist of a variety of manufacturing, distilling, maturing, bottling and administration sites spread across its operations, as well as vineyards in New Zealand, the United States, France, Spain and Argentina and agave cultivation in Mexico.

These operating units each have several manufacturing facilities. The locations and principal products of these principal operating units is set out below:

Operating unit	Location	Principal products

Pedro Domecq	Mexico	Brandy and tequila
Allied Distillers	Scotland	Scotch whisky, gin, liqueurs and other
Hiram Walker	United States and Canada	Canadian whisky, liqueurs and other
Pedro Domecq	Spain	Brandy, whisky, sherry and wine
Courvoisier	France	Cognac
Allied Domecq Wines (NZ)	New Zealand	Wines
Bodegas y Bebidas	Spain	Wines
Allied Domecq Wines USA	United States	Wines
Mumm and Perrier Jouët	France	Champagne

Allied Domecq owns or controls the distribution of approximately 90 per cent. of the sales of its Spirits & Wine business by volume through its operations in over 50 countries. The balance is carried out on its behalf by third parties with whom it usually has long-term distribution contracts. In addition, in some markets it distributes brands on behalf of other spirits and wine producers, which helps to cover the fixed costs of operating its sales and marketing companies in those markets.

QSR business

Allied Domecq's QSR business, Dunkin' Brands, Inc. operates an international franchise business, which comprises over 12,000 distribution points. It comprises Dunkin' Donuts, one of the world's leading coffee and baked goods chains; Baskin-Robbins, one of the world's leading ice cream franchises; and Togo's, a sandwich chain operating principally on the West Coast of the United States.

The core trading market for Dunkin' Brands, Inc. is the United States, with over 7,600 distribution points nationwide, while the international business operates more than 4,400 additional distribution points. The system is franchised, reducing Allied Domecq's required capital investment.

In the United States, a franchisee-owned co-operative manages the purchase, supply and distribution of raw materials and finished products for the Dunkin' Donuts brand. Allied Domecq has a long-term, cost-plus arrangement with Dean Foods in the United States for the supply and distribution of ice cream and related products for the Baskin-Robbins brand. International Multi-Foods supplies the Togo's brand.

Internationally, Dunkin' Donuts is managed through the US system, with some local supply of product where prudent either from a financial or a regulatory standpoint. Outside the United States, Baskin-Robbins is supplied primarily from Allied Domecq's manufacturing plant in Peterborough, Canada, although some local procurement exists, including that undertaken by its joint ventures in Japan and South Korea.

The QSR business owns or leases approximately 1,100 buildings for its franchise stores and corporate offices in the United States. In addition, it owns a production facility in Peterborough, Canada that produces Baskin-Robbins branded ice cream.

6      Current trading and outlook of Allied Domecq

In the two months since the end of its half year on 28 February 2005, Allied Domecq has continued to achieve volume growth from its core spirits brands and premium wines. The QSR business continues to grow. This satisfactory result has been achieved in spite of the inevitable disruption caused by intense media speculation concerning a possible bid for Allied Domecq by Pernod Ricard. An approach from Pernod Ricard was announced on 5 April 2005 and the Offer was announced on 21 April 2005. The Group has subsequently announced an approach from the Consortium which has led to further media speculation.

19

Allied Domecq has taken action to respond to the changes in behaviour from some customers, suppliers and competitors. Current forecasts support expectations of high single digit earnings per share growth translated at constant foreign exchange rates for the year ending 31 August 2005. While these indications are encouraging, the unavoidable disruption caused by the Offer and the approach from the Consortium may yet have a short term impact on the performance of the business.

7      Information on Pernod Ricard and its reasons for the Offer

Overview of Pernod Ricard

Pernod Ricard is one of the world's three leading players in the spirits and wine market, with spirits and wine sales of approximately €3.5 billion for the 12 months ended 31 December 2004. Since being founded in 1975, the Pernod Ricard Group has developed some of the leading brands in the industry through a combination of organic growth and acquisitions. Pernod Ricard's brands include Ricard, Chivas Regal, Martell, Jacob's Creek, Seagram's Gin, Jameson, Pastis 51, Havana Club, Clan Campbell, Ramazzotti, The Glenlivet and Wild Turkey.

The board of Pernod Ricard believes that it has been successful in delivering growth in sales, profits and shareholder value as a result of its focused corporate strategy:

•
Concentrating on key brands

  On a worldwide basis, Pernod Ricard has concentrated its investments on a small number of brands that offer strong growth potential;

•
Developing strong local or regional brands and wholly-owned distribution networks in all major markets

  Pernod Ricard has a number of leading local brands which cater for local drinking traditions and enable efficient distribution networks to be established in all markets; and

•
Motivating talented employees through a highly decentralised organisation

  Pernod Ricard favours independence and a decentralised company structure with operational decision-making taking place at the brand owner and distribution subsidiary level.

Pernod Ricard has a current market capitalisation of approximately €8.5 billion (based on the Closing Price of €121.10 for a Pernod Ricard Share on 19 May 2005, the latest practicable date prior to the publication of this document) and is traded on Euronext Paris (Eurolist – Compartiment A). Pernod Ricard also has approximately 4.6 million Pernod Ricard OCEANEs currently outstanding, each Pernod Ricard OCEANE giving the holder thereof the right to convert, in certain circumstances, into 1.25 Pernod Ricard Shares.

Background to the Offer

The board of Pernod Ricard believes that the Offer for Allied Domecq is the next logical step in Pernod Ricard's evolution following the successful integration of the acquisition of a substantial portion of Seagram's wine and spirits business in 2001. The Seagram acquisition enabled Pernod Ricard to double its size in the spirits sector. Pernod Ricard has consolidated its position in Europe as well as becoming the number two spirits company in Asia and the largest in Central and South America while its business has progressed well in North America(1). Pernod Ricard has successfully turned around key Seagram brands, including Chivas Regal and Martell, and has delivered significant spirits and wine sales growth, with a compound annual growth rate for these brands of 9 per cent. and 7 per cent. respectively between 2002 and 2004.

Pernod Ricard believes that the Offer for Allied Domecq has a clear and compelling strategic and financial rationale for Pernod Ricard, with clear benefits for the shareholders of the enlarged group:

•
second largest spirits and wines company worldwide;

•
number one spirits company outside the US;

Note:

(1)
Source: IWSR 2004 excluding wines, wine-based aperitifs and ready to drink ("RTD"). Own brands only. Local players in Asia excluded.

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•
a new leader in quality wine;

•
acquisition of quality brands driving sustainable and profitable growth;

•
enhanced geographical footprint with critical mass in key markets;

•
highly attractive financial profile: strong cash flow generation through enhanced margins and realisation of significant synergies;

•
estimated annual pre-tax cost synergies of approximately €300 million within three years(1); and

•
expected to be earnings accretive in the first year(2).

Following the transfer of the Allied Domecq assets to Fortune Brands as described in paragraph 9 below, Pernod Ricard expects that, within three years, it will be able to achieve annual pre-tax gross cost synergies of approximately €300 million(1). The estimated synergies are expected to result from Pernod Ricard's ability to strengthen its purchasing, production and distribution structures.

Allied Domecq's QSR business and stake in Britannia Soft Drinks Limited are considered non-core assets for Pernod Ricard and are expected to generate additional disposal proceeds.

Pernod Ricard will retain the majority of the Allied Domecq business, including many of the core spirits brands such as Ballantine's, Beefeater, Kahluá, Malibu and Stolichnaya (US distribution), and premium wines such as Montana, Mumm (and Mumm Cuvée Napa), Perrier Jouët and Campo Viejo. Pernod Ricard will also retain several leading national brands, including Imperial in South Korea, and Presidente in Mexico. The brands which Pernod Ricard is retaining had volumes of approximately 51 million cases in aggregate in the financial year ended 31 August 2004 and generated sales of approximately €2.4 billion and direct brand contribution of approximately €1.0 billion during the year ended 31 August 2004.

8      Overview of Fortune Brands

Fortune Brands, headquartered in Lincolnshire, Illinois, United States, is a leading consumer brands company, with annual sales exceeding US$7 billion. Its operating companies have premier brands and leading market positions in home and hardware products, spirits and wine, golf and office products. Fortune Brands' major spirits and wine brands, sold by units of Jim Beam Brands Worldwide, Inc., include Jim Beam and Knob Creek bourbons, DeKuyper cordials, The Dalmore single malt Scotch, Vox vodka and Geyser Peak and Wild Horse wines.

Fortune Brands has established a long track record of creating shareholder value by executing a disciplined growth strategy: investing to grow its leading consumer brands; positioning its businesses for stronger growth and higher returns; improving operations to continuously enhance productivity and cost structures; and leveraging the strength of its financial resources to drive shareholder value even higher. During the past five years, Fortune Brands has delivered strong growth in earnings per share and total shareholder returns – stock appreciation plus dividends – that have grown at a compound annual rate of approximately 21 per cent.

Fortune Brands has a current market capitalisation of approximately US$12.6 billion (based on a Closing Price of US$86.95 for a Fortune Brands Share on 19 May 2005, the latest practicable date prior to the publication of this document) and is traded on the New York Stock Exchange.

Notes:

(1)
The expected synergies have been calculated on the basis of the existing cost and operating structures of the current Pernod Ricard Group and Allied Domecq Group. These statements of estimated synergies relate to future actions and circumstances which, by their nature involve risks, uncertainties, contingencies and other factors. As a result, the synergies referred to may not be achieved, or those achieved may be materially different from those estimated.

(2)
The statement that the acquisition of Allied Domecq is expected to be earnings accretive for Pernod Ricard in the first year does not constitute a profit forecast and should not be interpreted to mean that earnings for the year to 30 June 2006 or any subsequent financial period would necessarily be greater than those for any preceding financial period.

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9      Proposed transaction with Fortune Brands

In connection with the Offer, Pernod Ricard has entered into a binding Framework Agreement to sell certain Allied Domecq brands, production and distribution assets, in addition to Pernod Ricard's Larios brand, to Fortune Brands for approximately £2.8 billion in cash. These monies will be used, inter alia, to subscribe for tracker shares in Goal (providing Fortune Brands with certain economic rights relating to the Allied Domecq assets it will acquire) and through Goal to partially fund the cash consideration payable to Allied Domecq Shareholders.

The Allied Domecq brands and assets which Fortune Brands will acquire include:

•
Core brands – Sauza, Maker's Mark, Courvoisier and Canadian Club;

•
Local market leaders – Castellana, Centenario, Cockburn's, DYC, Fundador, Harveys, Jacobi, Kuemmerling, Laphroaig and Teacher's;

•
Premium wines – Clos du Bois, William Hill, Gary Farrell, Buena Vista and certain other US wines; and

•
Distribution assets in the United Kingdom, Germany and Spain and for US wine.

The above brands had volumes of approximately 17 million cases in aggregate in the financial year ended 31 August 2004 and generated sales of approximately €1.0 billion and direct brand contribution of approximately €0.4 billion during the year ended 31 August 2004.

Fortune Brands will also acquire certain Larios spirits, liquors and wine brands currently owned by the Pernod Ricard Group.

The transaction with Fortune Brands is conditional only upon the Scheme becoming effective. Upon the Scheme becoming effective, Fortune Brands will receive management and economic rights in respect of the above Allied Domecq brands and assets. Pernod Ricard has committed to transfer these assets to Fortune Brands within six months of the Scheme becoming effective.

Further details of the Framework Agreement are set out in paragraph 8(b) of Part X of this document.

10   Information on Goal

Goal is a company newly incorporated in Guernsey, specifically for the purpose of implementing the Offer. Goal is owned and controlled by the Pernod Ricard Group and has not traded prior to the date of this document (except for entering into transactions relating to the Scheme and the Offer).

Upon the Scheme becoming effective, Fortune Brands will contribute approximately £2.7 billion in cash to Goal in return for tracker shares in Goal. The Framework Agreement and the tracker shares provide Fortune Brands with certain economic rights relating to the assets and liabilities currently owned by Allied Domecq that are to be acquired by Fortune Brands or its subsidiaries. Fortune Brands' ownership interest in Goal will reduce over time as the relevant assets are transferred from Goal to Fortune Brands as described in paragraph 9 above.

Upon the Scheme becoming effective, the shares that Pernod Ricard holds in Allied Domecq as a result of the Offer will be transferred to Goal so that Allied Domecq will become a wholly-owned subsidiary of Goal.

Further details of the Framework Agreement are set out in paragraph 8(b) of Part X of this document.

11   Financing arrangements

The cash consideration payable to Scheme Shareholders under the terms of the Offer will be provided from a combination of debt financing from a group of lenders and equity subscription (from Fortune Brands) as follows:

(i)
the Pernod Ricard Group will borrow approximately €9.3 billion of debt financing from a group of lenders including JPMorgan, Morgan Stanley Bank International Limited, The Royal Bank of Scotland plc, BNP Paribas and Société Générale. The debt financing will be used to fund part of the cash element of the consideration due to Scheme Shareholders under the terms of the Offer. In addition, the debt financing will be used to provide working capital to the enlarged group and to refinance certain existing indebtedness of Pernod Ricard, Allied Domecq and their respective subsidiaries; and

22

(ii)
Fortune Brands will provide approximately £2.8 billion towards the financing of the Offer, comprising (a) the consideration for Pernod Ricard's Larios brand and (b) £2,721,621,217 by way of subscription for tracker shares in Goal. This will be funded from a new US$6 billion credit facility made available to it by a group of lenders including Credit Suisse First Boston and Barclays Bank PLC.

Pernod Ricard intends that part of its €9.3 billion borrowing will be repaid by the disposal of the QSR business and certain other assets of Allied Domecq and will look to cash flows of the enlarged group, other than cash flows from brands and assets to be transferred to Fortune Brands, to service the payment of interest on that financing. In addition, certain members of the Allied Domecq Group may be required to guarantee such borrowings without any recourse to brands and assets to be transferred to Fortune Brands. The borrowings will be unsecured.

JPMorgan and Morgan Stanley, financial advisers to Pernod Ricard and Goal, are satisfied that sufficient resources are available to Pernod Ricard and Goal to satisfy in full the cash consideration payable to Scheme Shareholders under the terms of the Offer.

Further details of the financing arrangements and the Framework Agreement are set out in paragraphs 8(d) and 8(b) respectively of Part X of this document.

12   Break fee and Co-operation Agreement

Allied Domecq, Pernod Ricard and Goal have entered into the Co-operation Agreement, under which:

(i)
Allied Domecq has agreed to pay Pernod Ricard a break fee of £37 million in the event that a competing offer for Allied Domecq is announced (for the purposes of Rule 2.5 of the City Code) on a recommended basis prior to 21 October 2005, and such competing offer subsequently becomes or is declared unconditional in all respects, or otherwise becomes effective in any other manner whatsoever; and

(ii)
Pernod Ricard has agreed to pay Allied Domecq a break fee of £37 million in the event that Pernod Ricard lapses the Offer as a result of failure to obtain the necessary approvals to effect the Offer from its shareholders.

On the basis of the indication from Pernod Ricard to Allied Domecq that Pernod Ricard would only be prepared to continue with the Offer on the basis that Allied Domecq entered into the break fee provisions contained in the Co-operation Agreement, Goldman Sachs International believes the break fee arrangement to be in the best interests of Allied Domecq Shareholders.

The Co-operation Agreement also governs Pernod Ricard's, Goal's and Allied Domecq's relationship during the period from the announcement of the Offer until the Scheme becomes effective (or the Offer lapses). Among other things, the parties have agreed to co-operate with regard to the process to implement the Scheme and Allied Domecq has entered into certain undertakings concerning the conduct of its business during that period.

Further details of the Co-operation Agreement are set out in paragraph 7(a) of Part X of this document.

13   Management and employees

Pernod Ricard has confirmed that, following the Scheme becoming effective, the existing contractual and statutory employment rights, including in relation to pensions, of Allied Domecq management and employees will be honoured. In due course, those employees who transfer to Fortune Brands will be offered the option to transfer their accrued benefits to new pension arrangements set up by Fortune Brands which may differ from those in place within the Allied Domecq Group but which will, in respect of past service benefits, be no less favourable than those in place within the Allied Domecq Group. In addition, Pernod Ricard and Fortune Brands have confirmed that, following the Scheme becoming effective, they will honour in full the entitlements of Allied Domecq employees under Allied Domecq's existing redundancy policies for a period of approximately two years.

Pernod Ricard has entered into certain funding commitments with the trustees of the main UK Allied Domecq pension funds which are designed to improve further the security of members' benefits. The UK Pensions Regulator, taking into account these commitments, has granted clearance for the Offer for the purposes of the Pensions Act 2004.

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14   The Allied Domecq Directors and the effect of the Scheme on their interests

Details of the interests of the Allied Domecq Directors in the share capital of Allied Domecq and options over this share capital are set out in paragraph 5(a)(ii) of Part X of this document. Allied Domecq Shares held by the Allied Domecq Directors will be subject to the Scheme.

In letters dated 21 April 2005 addressed to each of the executive Directors of Allied Domecq, Pernod Ricard has undertaken, in consideration for them each agreeing not to resign before the Effective Date, that, if the Scheme becomes effective, it will procure the waiver of any requirement of their respective service agreements which may restrict their ability to be interested in, or employed or contracted by any entity which competes directly with any aspect of the business of Allied Domecq after the date of cessation of their employment and to honour in full the bonus provisions set out in their respective service agreements, and, where relevant, to procure the exercise of any and all discretions to the maximum amount permitted in accordance with the terms thereof.

Particulars of the service contracts (including termination provisions), letters of appointment of the Allied Domecq Directors and the letters from Pernod Ricard to the executive Directors referred to above are set out in paragraph 6 of Part X of this document. Save as set out above, the total emoluments receivable by the Allied Domecq Directors will not be varied as a consequence of the Scheme becoming effective.

The Allied Domecq Directors have irrevocably undertaken to vote (or procure votes) in favour of the Scheme in respect of their beneficial holdings of 1,386,857 Allied Domecq Shares in aggregate, representing approximately 0.13 per cent. of the existing issued share capital of Allied Domecq. The undertakings given by the Allied Domecq Directors cease to be binding if the Co-operation Agreement is terminated. For further details of the Co-operation Agreement, see paragraph 7(a) of Part X of this document.

Certain Allied Domecq Directors, in common with other participants in the Allied Domecq Share Schemes, will also be offered proposals for cash cancellation in respect of their options and awards under such share schemes.

Save as set out in this paragraph 14 and in paragraph 13 above, the effect of the Scheme on the interests of the Allied Domecq Directors does not differ from its effect on the like interests of any other holder of Allied Domecq Shares.

15   Allied Domecq Share Schemes

Awards under the Allied Domecq Share Schemes (including options) will become exercisable or vest on the sanction of the Court at the Scheme Court Hearing. In the case of the Allied Domecq PLC Long Term Incentive Scheme 1999 and the Allied Domecq PLC Performance Share Plan 2005, awards will vest subject to the satisfaction of the applicable performance conditions at the time of exercise. It is currently expected, however, that these performance conditions will be satisfied in full. Certain of the options granted under the Allied Domecq PLC International SAYE Scheme 1999 will only be exercisable using the savings that optionholders have made under their related savings contract at the date of exercise.

As an alternative to the exercise or vesting of awards, participants will be offered the opportunity to cancel their awards in return for a cash payment equal to the difference between the option price (if any) and 670 pence (being the amount they would have received under the Scheme had their awards been exercised or vested and they had participated in the Scheme and made a successful election under the Mix and Match Election to receive all their consideration in cash).

In addition, an amendment will be made to Allied Domecq's Articles to the effect that any Allied Domecq Shares issued to any person after the Effective Date will automatically be transferred to Goal for 670 pence in cash. Participants in the Allied Domecq Share Schemes will be sent details of the proposals in respect of their outstanding options and awards.

16   Undertakings to vote in favour of the Scheme

Pernod Ricard has received irrevocable undertakings from the Allied Domecq Directors to vote (or procure votes) in favour of the Scheme in respect of their beneficial holdings of 1,386,857 Allied Domecq Shares in aggregate, representing approximately 0.13 per cent. of the existing issued share capital of Allied Domecq. The undertakings given by the Allied Domecq Directors cease to be binding if the Co-operation Agreement is terminated. (For further details of the Co-operation Agreement, see paragraph 7(a) of Part X of this document.)

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17   Structure of the Scheme

(a)   Introduction

  The Offer is to be effected by way of a scheme of arrangement of Allied Domecq under section 425 of the Companies Act, the provisions of which are set out in full in Part XII of this document.

  The Scheme involves an application by Allied Domecq to the Court to sanction the Scheme and then to confirm the cancellation of the Scheme Shares, in consideration for which Scheme Shareholders on the register of members at the Reorganisation Record Time will receive cash and/or New Pernod Ricard Shares on the basis set out in paragraph 2 of this Part II. The cancellation of the Scheme Shares and the subsequent issue of new shares in Allied Domecq to Goal and Pernod Ricard provided for in the Scheme will result in Allied Domecq becoming a wholly-owned subsidiary of Pernod Ricard.

  The Scheme will include a reorganisation of the share capital of Allied Domecq whereby the Scheme Shares will, in accordance with the terms of the Scheme, be subdivided and reclassified into A Shares and B Shares. The share capital reorganisation will take effect at the Reorganisation Record Time, from which point the A Shares will carry the right to receive the cash consideration under the Offer and the B Shares will carry the right to receive the New Pernod Ricard Shares. The A Shares and the B Shares will be cancelled and Scheme Shareholders paid cash and issued with New Pernod Ricard Shares in proportion to their holdings of A Shares and B Shares respectively. No temporary documents of title will be issued to Allied Domecq Shareholders in respect of the A Shares or the B Shares. If, for any reason, the reduction of capital comprised in the Scheme does not become effective within 5 Business Days of the Reorganisation Record Time, or such later time and date as the Company, Pernod Ricard and Goal may agree and the Court may allow, the share capital reorganisation described above will be reversed and Scheme Shareholders will hold such number of Allied Domecq Shares as they held immediately prior to the Reorganisation Record Time.

  Save for the issue of the shares to Goal and Pernod Ricard pursuant to the Scheme, Allied Domecq will not issue any shares after the Reorganisation Record Time until the Scheme has become effective.

  The terms of the reorganisation of the share capital of Allied Domecq are set out in clause 1 of the Scheme contained in Part XII of this document and in the special resolution set out in Part XV of this document.

(b)   The Meetings

  The Scheme, which is subject to the satisfaction or (in certain cases) waiver of the Conditions set out in Part III of this document, will require approval by a majority in number of the Allied Domecq Shareholders (excluding members of the Pernod Ricard Group) who attend and vote (either in person or by proxy), and who hold at least 75 per cent. of the Scheme Shares for which votes are cast, at the Court Meeting to be held at 2.00 p.m. on 4 July 2005 at the Hilton London Metropole Hotel & Conference Centre, 225 Edgware Road, London W2 1JU in the King's Suite. Implementation of the Scheme will also require the passing of a special resolution at the Extraordinary General Meeting to be held immediately thereafter.

  If the Scheme becomes effective, it will be binding on all Scheme Shareholders, including those who do not vote to approve the Scheme.

  It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of opinion of the Scheme Shareholders. You are therefore strongly urged to sign and return both your Forms of Proxy as soon as possible.

  Whether or not you vote in favour of the Scheme at the Court Meeting and/or the Extraordinary General Meeting, if the Scheme becomes effective, your Scheme Shares will be cancelled and, unless you have made an election under the Mix and Match Election in respect of your Scheme Shares, you will receive 545 pence in cash and 0.0158 of a New Pernod Ricard Share for each Scheme Share that you hold immediately prior to the Reorganisation Record Time (save that fractions of New Pernod Ricard Shares will not be allotted, but will be aggregated and sold in the market after the Effective Date and the net proceeds of such sale will be paid in cash to Scheme Shareholders entitled thereto in accordance with their fractional entitlements).

25

  Before the Court's approval can be sought, the Scheme will require approval at the Court Meeting and the passing of a special resolution at the Extraordinary General Meeting. Notices of the Court Meeting and the Extraordinary General Meeting are set out in Parts XIV and XV of this document, respectively. All Allied Domecq Shareholders (other than members of the Pernod Ricard Group in respect of the Court Meeting) whose names appear on the register of members of Allied Domecq at 6.00 p.m. on 2 July 2005 or, if either of the Meetings is adjourned, on the register of members at 6.00 p.m. on the second day before the day set for such adjourned meeting, shall be entitled to attend and vote at the relevant meeting in respect of the number of Allied Domecq Shares registered in their name at the relevant time.

  The Court Meeting

  The Court Meeting, which has been convened for 2.00 p.m. on 4 July 2005, is being held at the direction of the Court to seek the approval of Allied Domecq Shareholders (other than members of the Pernod Ricard Group) for the Scheme. At the Court Meeting, voting will be by way of poll and each member present, either in person or by proxy, will be entitled to one vote for each Allied Domecq Share held. The approval required at the Court Meeting is a majority in number of those Allied Domecq Shareholders present and voting, either in person or by proxy, who hold at least 75 per cent. in value of the Allied Domecq Shares for which votes are cast.

  The Extraordinary General Meeting

  In addition to the Court Meeting, the Extraordinary General Meeting has been convened for 2.10 p.m. on 4 July 2005, or as soon thereafter as the Court Meeting has concluded or been adjourned, to consider and, if thought fit, pass a special resolution (which requires votes in favour representing at least 75 per cent. of the votes cast) to approve:

  (i)
  the reorganisation of the Company's share capital referred to above;

  (ii)
  the reduction of capital and the issue of new shares in Allied Domecq to Goal and Pernod Ricard provided for in the Scheme; and

  (iii)
  amendments to the Articles in accordance with the Scheme and in the manner described in paragraph (e) below.

  Members of the Pernod Ricard Group will not be entitled to attend and vote at the Court Meeting and will abstain from voting at the Extraordinary General Meeting in respect of any Allied Domecq Shares held by them. Members of the Fortune Brands group will abstain from voting at the Court Meeting and the Extraordinary General Meeting in respect of any Allied Domecq Shares held by them. As at the date of this document, no member of the Pernod Ricard Group or of the Fortune Brands group holds any Allied Domecq Shares.

(c)   Conditions to the Offer

  The Conditions to the Offer are set out in full in Part III of this document. In summary, the implementation of the Scheme is conditional upon:

  (i)
  approval of the Scheme by a majority in number representing 75 per cent. in value of the holders of Allied Domecq Shares present and voting, either in person or by proxy, at the Court Meeting;

  (ii)
  the special resolution to approve and implement the Scheme and related matters being duly passed by the requisite majority at the Extraordinary General Meeting;

  (iii)
  approval by an extraordinary resolution of the holders of Pernod Ricard Shares to be proposed at the Pernod Ricard Shareholder Meeting. This resolution will require a 66 2/3 per cent. majority of the votes cast at the Pernod Ricard Shareholder Meeting;

  (iv)
  receipt of a decision from Euronext Paris to admit the New Pernod Ricard Shares to trading on Eurolist – Compartiment A;

  (v)
  receipt of the Regulatory Approvals;

26

  (vi)
  sanction of the Scheme and confirmation of the reduction of capital comprised in the Scheme by the Court and the delivery of office copies of the Court Orders for registration to the Registrar of Companies and registration of the Reduction Court Order; and

  (vii)
  the other Conditions (set out in paragraph 2 of Part III of this document), which are not otherwise summarised above, being satisfied or waived.

(d)   Sanction of the Scheme by the Court

  Under the Companies Act, the Scheme also requires the sanction of the Court. The Court Hearings to sanction the Scheme and to confirm the reduction of capital comprised in the Scheme are expected to be held on 22 July 2005 and 25 July 2005, respectively. The gap between the two Court Hearings is included in order to permit the registration of Allied Domecq Shares released, transferred or issued under the terms of the Allied Domecq Share Schemes prior to the Scheme becoming effective and to permit the registration of the new classes of shares prior to the share reorganisation described in paragraph (a) above. Pernod Ricard and Goal have confirmed that they will be represented by counsel at the Court Hearings so as to consent to the Scheme and to undertake to the Court to be bound thereby.

  The Scheme will become effective in accordance with its terms on delivery of office copies of the Scheme Court Order and the Reduction Court Order to the Registrar of Companies, and the registration by him of the Reduction Court Order.

  If the Scheme becomes effective, it will be binding on all Scheme Shareholders irrespective of whether or not they attended or voted in favour of the Scheme at the Court Meeting or in favour of the special resolution at the Extraordinary General Meeting. If the Scheme does not become effective by 31 October 2005 (or such later date (if any) as Allied Domecq and Pernod Ricard may agree and the Court may allow), the Scheme will not become effective, the reduction of capital comprised in the Scheme will not occur and the Offer will not proceed.

(e)   Amendment to the Company's Articles of Association

  The resolution to be proposed at the Extraordinary General Meeting will contain provisions to amend the Company's Articles of Association to ensure that any Allied Domecq Shares issued (other than to a member of the Pernod Ricard Group) between the approval of the Scheme at the Court Meeting and the Reorganisation Record Time will be subject to the Scheme and that any Allied Domecq Shares issued after the Effective Date will automatically be acquired by Goal for the same cash consideration as would have been due under the Scheme (on the basis that a successful election for cash had been made under the Mix and Match Election). These provisions will avoid any person being left with Allied Domecq Shares after dealings in such shares have ceased on the London Stock Exchange.

(f)    Alternative means of implementing the Offer

  Pernod Ricard has reserved the right to implement the Offer by way of a take-over offer, in which case additional documents will be despatched to Allied Domecq Shareholders. In such event, such an offer will (unless otherwise agreed) be implemented on the same terms (subject to appropriate amendments) as those which would apply to the Scheme.

18   Holding of Pernod Ricard Shares

The by-laws of Pernod Ricard provide that Pernod Ricard Shares may be held in either registered form ("au nominatif") or bearer form ("au porteur") at the option of the holder. Shares in registered form are recorded in an account in the name of its holder ("nominatif pur") or, at the shareholder's request, through the shareholder's accredited financial intermediary ("nominatif administré").

The New Pernod Ricard Shares will be delivered to Allied Domecq Shareholders in registered form ("nominatif pur").

Shares held in registered form

Pernod Ricard maintains a share account with Euroclear France in respect of all Pernod Ricard Shares in registered form. This account is administered by Société Générale, on behalf of Pernod Ricard and is

27

separate from the accounts maintained by intermediaries in respect of shares held in bearer form. Registered Pernod Ricard Shares are recorded in the name of each shareholder, or, at the shareholder's request, through such shareholder's accredited financial intermediary ("intermédiaire financier habilité") in separate accounts in Euroclear maintained by Société Générale. Each shareholder account shows the name of the holder, its shareholding and, in the case of Pernod Ricard Shares recorded through an accredited financial intermediary, the name of the accredited financial intermediary in which the shares are so held. Société Générale issues confirmations of the number of Pernod Ricard Shares held in shareholder accounts to the persons in whose names the shareholdings are recorded.

Shares held in bearer form

Pernod Ricard Shares in bearer form are held on a shareholder's behalf by an accredited financial intermediary and recorded in an account maintained by such intermediary with Euroclear France. This account is separate from the share account administered by Société Générale in respect of Pernod Ricard Shares in registered form. The accredited financial intermediary maintains a separate record of Pernod Ricard Shares held through it, and may issue certificates of inscription in respect of shares held by it on behalf of Pernod Ricard Shareholders. Transfers of Pernod Ricard Shares held in bearer form may only be effected through accredited financial intermediaries. Pernod Ricard's by-laws permit it to request Euroclear France to provide it with the identity of the holders of bearer shares and with the number of Pernod Ricard Shares held by each such holder, at any time.

As described in more detail in Part VIII of this document, Pernod Ricard Shares held in registered form by the same holder for at least 10 consecutive years carry double voting rights. Pernod Ricard Shares held in bearer form do not acquire additional voting rights regardless of the length of time held.

Further information about the manner of holding and trading Pernod Ricard Shares is set out in Part VIII of this document.

19   Delisting, listing, settlement and dealings

(a)   Delisting of Allied Domecq Shares and Allied Domecq ADRs

  The last day of dealings in, and for registration of transfers of, Allied Domecq Shares will be the day of the First Scheme Hearing, following which Allied Domecq Shares will be temporarily suspended from the Official List and from trading on the London Stock Exchange's market for listed securities. No transfers of Allied Domecq Shares will be registered after this date.

  Prior to the Scheme becoming effective, applications will be made to the UK Listing Authority for the listing of the Allied Domecq Shares on the Official List to be cancelled and to the London Stock Exchange for such shares to cease to be admitted to trading on its market for listed securities. It is expected that this will take place on the Effective Date.

  Application will be made to suspend trading in Allied Domecq ADRs on the New York Stock Exchange on the day of the First Scheme Hearing. On the Scheme becoming effective the Allied Domecq ADRs will thereafter be delisted.

(b)   Listing of Pernod Ricard Shares

  An application will be made by Pernod Ricard to Euronext Paris for the New Pernod Ricard Shares to be admitted to trading on Eurolist – Compartiment A. It is expected that admission of the New Pernod Ricard Shares to trading on Eurolist – Compartiment A will become effective and that dealings for normal settlement will commence on or around the Effective Date, currently expected to be 26 July 2005.

  Pernod Ricard does not intend to apply for a listing of the New Pernod Ricard Shares or the New Pernod Ricard ADRs on the London Stock Exchange or the New York Stock Exchange. It may be possible to effect transactions in New Pernod Ricard ADRs in the over-the-counter market although, in light of the relatively small number of such New Pernod Ricard ADRs, liquidity may be limited.

  Holders of New Pernod Ricard ADRs who wish to convert any New Pernod Ricard ADRs into Pernod Ricard Shares following the Effective Date will need to present their New Pernod Ricard ADRs to the Pernod Ricard Depositary for cancellation. Further details are set out in paragraph 20 below.

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(c)   Settlement

  Allied Domecq Shareholders

  Subject to the Scheme becoming effective, currently expected to take place on 26 July 2005, settlement of the consideration to which Allied Domecq Shareholders are entitled under the Scheme will be effected as follows:

  (i)
  Cash Consideration

  (a)
  Where Allied Domecq Shares are held in uncertificated form (that is in CREST)

      Scheme Shareholders who hold Allied Domecq Shares in uncertificated form will receive any cash consideration to which they are entitled through CREST by Pernod Ricard and/or Goal procuring the creation of an assured payment obligation in favour of the appropriate CREST account through which the relevant Scheme Shareholder holds such uncertificated shares in respect of the cash consideration due to him within 14 days of the Effective Date.

      Pernod Ricard and Goal reserve the right to settle all or any part of the cash consideration in the manner referred to in paragraph (b) below if, for reasons outside their reasonable control, they are not able to effect settlement in uncertificated form in accordance with this paragraph (a).

    (b)
    Where Allied Domecq Shares are held in certificated form

      Settlement of cash consideration due under the Scheme in respect of Allied Domecq Shares held in certificated form shall be despatched:

      –
      by first class post, by a cheque drawn on a branch of a UK clearing bank; or

      –
      by such other method as may be approved by the Panel.

      All such cash payments shall be made in pounds sterling. Payment made by cheque shall be payable to the Scheme Shareholders concerned or, in the case of joint holders, to the holder whose name stands first in the register of members of Allied Domecq in respect of the joint holding concerned. Cheques shall be despatched as soon as practicable after the Effective Date and in any event within 14 days thereof.

  (ii)
  New Pernod Ricard Shares

    As detailed in paragraph 18 above, the New Pernod Ricard Shares will be delivered to those Allied Domecq Shareholders entitled thereto in registered form ("au nominatif"). In accordance with French law concerning the dematerialisation of securities, the New Pernod Ricard Shares will not be represented by physical certificates but by book entries in equity securities accounts.

    The New Pernod Ricard Shares issued pursuant to the Offer will be issued to the Scheme Shareholders as soon as practicable after the Effective Date but in any event within 14 days thereof. Statements of entitlement ("attestations d'inscription en compte") to New Pernod Ricard Shares will be issued by Société Générale to the persons in whose names the holdings are inscribed. These statements will be evidence, but not documents, of title.

    Allied Domecq Shareholders who wish to hold their New Pernod Ricard Shares through an intermediary of their own choice in Euroclear will be able to instruct Société Générale to transfer their New Pernod Ricard Shares accordingly. Details of the manner in which instructions may be given to Société Générale will be made available to Allied Domecq Shareholders following the Meetings.

    Allied Domecq Shareholders should note, however, that Société Générale's ability to properly (i) record New Pernod Ricard Shares in the name of a Scheme Shareholder and/or (ii) send to that holder any documentation (e.g. book entry statements of account) relating to his holding and/or (iii) pay that holder any dividends or other revenues he may be entitled to may be affected if a shareholder has not signed and returned a completed Form of Registration in respect of his holding of shares in Pernod Ricard. Payment of any dividends on New Pernod

29

    Ricard Shares held by UK residents will be made in pounds sterling. Please see paragraph 24 below for further details.

    Further information relating to rights attaching to the Pernod Ricard Shares is set out in paragraph 18 above and Part VIII of this document and in the Pernod Ricard Prospectus which you will receive.

    Please also refer to paragraph 21 of this Part II which provides further information about the Dealing Facility to be made available by Pernod Ricard.

  Holders of Allied Domecq ADRs

  On the Effective Date, the Scheme Shares held by the Allied Domecq Depositary in respect of the Allied Domecq ADRs will be cancelled and the cash consideration for, and the New Pernod Ricard Shares to be issued in respect of, such Scheme Shares will be delivered to the Allied Domecq Depositary, as a Scheme Shareholder, within 14 days after the Effective Date. The Allied Domecq Depositary will then promptly convert the cash consideration into US dollars in accordance with the Deposit Agreement and distribute the cash proceeds to holders of Allied Domecq ADRs, together with any New Pernod Ricard ADRs to which they become entitled, upon surrender of their Allied Domecq ADRs in accordance with the terms of the Deposit Agreement.

  Please also refer to paragraph 20 below for further information.

  General

  All documents and remittances sent by or to holders of Allied Domecq Shares will be sent at their own risk.

  Settlement of the consideration to which any Allied Domecq Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme free of any lien, right of set-off, counter claims or other analogous rights to which Pernod Ricard or Goal may otherwise be, or claim to be, entitled against such Allied Domecq Shareholder.

  New Pernod Ricard Shares to be issued as consideration under the Scheme will be issued credited as fully paid and free from all liens, charges, encumbrances, and, subject to the by-laws of Pernod Ricard, rights of pre-emption and any other third party rights of any nature whatsoever and will rank pari passu in all respects with the existing Pernod Ricard Shares, including the right to receive all dividends, distributions and other entitlements declared, made or paid by Pernod Ricard on Pernod Ricard Shares after the Effective Date. Further details of the rights attaching to the New Pernod Ricard Shares are set out in Part VIII of this document and in the Pernod Ricard Prospectus which you will receive. Immediately following completion of the Offer, but before any dealings in New Pernod Ricard Shares take place under the Dealing Facility, Allied Domecq Shareholders are expected to own approximately 20 per cent. of the issued share capital of Pernod Ricard.

20   Allied Domecq ADRs

Each outstanding Allied Domecq ADS is evidenced by an Allied Domecq ADR and represents four Allied Domecq Shares deposited pursuant to the Deposit Agreement. Pursuant to the Deposit Agreement, the Depositary will, upon receiving the written instructions of a registered owner of Allied Domecq ADRs as at the ADR Record Time, endeavour, in so far as practicable and permitted under the provisions of or governing the Allied Domecq Shares, to vote, or cause to be voted, at the Court Meeting and the Extraordinary General Meeting the number of Allied Domecq Shares represented by such Allied Domecq ADRs in accordance with the instructions of such Allied Domecq ADR holder. Holders of Allied Domecq ADRs who wish to attend the Court Meeting or the Extraordinary General Meeting should take steps to present their Allied Domecq ADRs to the Depositary for cancellation and (upon compliance with the terms of the Deposit Agreement, including payment of the Depositary's fees and any applicable taxes and governmental charges) for delivery of the Allied Domecq Shares represented thereby so as to become registered holders of Allied Domecq Shares prior to the latest time for receipt of the Form of Proxy for the Court Meeting or the Extraordinary General Meeting, as the case may be.

As soon as practical after the Effective Date, and subject to any Mix and Match Election, the Depositary will receive £21.80 and 0.0632 of a New Pernod Ricard Share, equivalent to 0.2528 of a New Pernod Ricard ADR, for every Allied Domecq ADR that represents four Allied Domecq Shares. Holders of

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previously unexchanged Allied Domecq ADRs that do not represent four Allied Domecq Shares shall receive cash and New Pernod Ricard ADRs in amounts and numbers that are proportionate to the number of Allied Domecq Shares represented by their Allied Domecq ADRs.

Holders of Allied Domecq ADRs will receive (i) a cheque in US dollars from the Depositary for the proportionate amount obtained by the Depositary upon conversion of the cash consideration received by it pursuant to the Scheme into US dollars in accordance with the Deposit Agreement and (ii) any New Pernod Ricard ADRs to which they become entitled, upon surrender of their Allied Domecq ADRs in accordance with the terms of the Deposit Agreement. Upon the surrender of the Allied Domecq ADRs by any Allied Domecq ADR holder, the number of whole New Pernod Ricard ADRs to which such Allied Domecq ADR holder is entitled will be transferred by the Pernod Ricard ADR Depositary either (i) through the DTC system to such holder, not later than the expiry of the period of three days from the Effective Date, or, if later, three days from the day on which the Pernod Ricard ADR Depositary, or its nominee, is registered as the holder of the New Pernod Ricard Shares underlying such New Pernod Ricard ADRs, or (ii) if requested by the relevant Allied Domecq ADR holder, by transferring definitive certificates for New Pernod Ricard ADRs to such holder, not later than the expiry of the period of 14 days from the latest to occur of (a) the Effective Date, (b) the date on which the Pernod Ricard ADR Depositary, or its nominee, is registered as the holder of the New Pernod Ricard Shares underlying such New Pernod Ricard ADRs, and (c) the date on which the Allied Domecq Depositary receives the relevant instructions from such holders and forwards such instructions to the Pernod Ricard ADR Depositary.

After the Effective Date, it is expected that the Allied Domecq Depositary, at the direction of Allied Domecq, will terminate the Deposit Agreement by sending notice of such termination to the holders of Allied Domecq ADRs at least 30 calendar days prior to the date fixed in such notice for such termination.

No Listing of New Pernod Ricard ADRs

Subject to any Mix and Match Election, holders of Allied Domecq ADRs will receive New Pernod Ricard ADRs representing the New Pernod Ricard Shares issued in respect of the underlying Allied Domecq Shares upon surrender of the Allied Domecq ADRs in accordance with the terms of the Deposit Agreement. The New Pernod Ricard ADRs representing New Pernod Ricard Shares will not be listed or traded on any exchange. It may be possible to effect transactions in such New Pernod Ricard ADRs in the over-the-counter market although, in light of the relatively small number of such New Pernod Ricard ADRs, liquidity may be limited.

Conversion of New Pernod Ricard ADRs into Pernod Ricard Shares

Holders of the New Pernod Ricard ADRs who wish to convert their New Pernod Ricard ADRs into the underlying New Pernod Ricard Shares will have the option to present their New Pernod Ricard ADRs to the Pernod Ricard ADR Depositary for cancellation and (upon compliance with the Pernod Ricard Deposit Agreement, including payment of the fees of Pernod Ricard ADR Depositary and any applicable taxes and governmental charges) for delivery of the New Pernod Ricard Shares represented thereby so as to become registered holders of New Pernod Ricard Shares.

Further details about the rights attaching to the Pernod Ricard ADRs are set out in Part IX of this document.

21   Dealing Facility

Pernod Ricard will arrange for a free share dealing facility to be provided to enable certain former Allied Domecq Shareholders who receive New Pernod Ricard Shares as a result of the Offer to sell all or part of their newly acquired shares without incurring any dealing or settlement charges. Proceeds of sale will be remitted to the persons entitled thereto in pounds sterling or euros (at the election of such person). This free share dealing facility will be available to persons who appear on the register of members of Allied Domecq as a holder of 10,000 or fewer Allied Domecq Shares immediately prior to the Reorganisation Record Time.

The Dealing Facility will not be available to persons who are residents of, or otherwise located in, the United States. The attention of Allied Domecq Shareholders resident in, or who are citizens of, jurisdictions outside the United Kingdom is drawn to paragraph 23 of this Part II.

The Dealing Facility will be available until 4.00 p.m. (London time) on the date that is 6 calendar months from the Effective Date.

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The Dealing Facility cannot be used to buy additional New Pernod Ricard Shares. Persons wanting to sell their New Pernod Ricard Shares are not obliged to sell them through the Dealing Facility. Persons wanting to use the Dealing Facility may also be required to provide evidence of their identity prior to despatch of proceeds, if required by applicable anti-money laundering laws.

Allied Domecq Shareholders who express an interest in using the Dealing Facility by marking an 'X' in the relevant box on the enclosed green Form of Election and returning it in the manner set out in paragraph 24 of this Part II, and who may be eligible to make use of the Dealing Facility as set out above, will be sent a documentation pack by post. Documentation packs will only be despatched to Allied Domecq Shareholders who may be eligible to make use of the Dealing Facility. The Dealing Facility documentation pack will include the full terms and conditions on which the Dealing Facility will be provided.

Allied Domecq Shareholders wishing to sell their New Pernod Ricard Shares through the Dealing Facility, and who are eligible to make use of the Dealing Facility, will be able to give instructions to the provider of the Dealing Facility to sell their holding (or part of their holding) of New Pernod Ricard Shares by following the instructions which will be included in the Dealing Facility documentation pack. As soon as reasonably practicable after the instructions to sell have been accepted, subject to and in accordance with the terms and conditions on which the service will be provided, such former Allied Domecq Shareholders' New Pernod Ricard Shares will be sold. No assurance can be given as to the price that will be received for the New Pernod Ricard Shares sold through the Dealing Facility.

Former Allied Domecq Shareholders who sell through the Dealing Facility will be sent the proceeds of such sale in either pounds sterling or euros (free from foreign exchange commission) by cheque through the post.

Allied Domecq understands from Pernod Ricard that the provider of the Dealing Facility will not acquire any New Pernod Ricard Shares pursuant to the facility.

Subject to any legal restrictions on transfer in any jurisdiction, former Allied Domecq Shareholders who do not want, or are not able, to sell their New Pernod Ricard Shares through the Dealing Facility may nonetheless sell or transfer their New Pernod Ricard Shares by instructing Société Générale accordingly. Details of the manner in which instructions may be given to Société Générale will be made available to Allied Domecq Shareholders following the Meetings. Certain UK, US and French tax consequences of such a disposal are set out in paragraph 22 below.

22   UK/US/French taxation

(a)   UK taxation

  The paragraphs set out below summarise the UK tax treatment of Allied Domecq Shareholders under the Scheme. They are based on current UK legislation and an understanding of current Inland Revenue practice as at the date of this document.

  The paragraphs are intended as a general guide and except where express reference is made to the position of non-UK resident and non-UK domiciled shareholders apply only to Allied Domecq Shareholders who are resident and, if individuals, ordinarily resident and domiciled in the UK for tax purposes. They relate only to such Allied Domecq Shareholders who hold their Allied Domecq Shares directly as an investment (other than under a personal equity plan or an individual savings account) and who are absolute beneficial owners of those Allied Domecq Shares. These paragraphs do not deal with certain types of shareholders, such as persons holding or acquiring shares in the course of trade or by reason of employment, collective investment schemes and insurance companies.

  If you are in any doubt as to your taxation position or if you are resident or otherwise subject to taxation in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.

  (i)
  Tax on capital gains

    Liability to UK tax on capital gains will depend on the individual circumstances of Allied Domecq Shareholders and on the form of consideration received.

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          Share capital reorganisation

    The subdivision and reclassification of the share capital of Allied Domecq, whereby the Allied Domecq Shares will be subdivided and reclassified into A Shares and B Shares, should be regarded as a reorganisation of Allied Domecq's share capital. Accordingly, Allied Domecq Shareholders who are resident or ordinarily resident in the UK should not be treated as having disposed of their Allied Domecq Shares and no liability to UK tax on capital gains should arise in respect of this subdivision and reclassification. The A Shares and B Shares should be treated as acquired for the same amount and at the same time as the Allied Domecq Shares were acquired.

          Subsequent cancellation – Cash consideration

    To the extent that an Allied Domecq Shareholder who is resident or ordinarily resident in the UK receives cash under the Scheme, this should, except to the extent referred to in the next paragraph, be treated as a disposal, or part disposal, of his Allied Domecq Shares which may, depending on the Allied Domecq Shareholder's individual circumstances (including the availability of exemptions or allowable losses), give rise to a liability to UK tax on capital gains.

    If an Allied Domecq Shareholder receives cash as well as New Pernod Ricard Shares and the amount of cash received is small in comparison with the value of his Allied Domecq Shares, the Allied Domecq Shareholder should not be treated as having disposed of the shares in respect of which the cash was received. Instead the cash should be treated as a deduction from the base cost of his Allied Domecq Shares rather than as a part disposal.

    Under current Inland Revenue practice, any cash payment of £3,000 or less or which is five per cent. or less of the market value of an Allied Domecq Shareholder's holding of Allied Domecq Shares should generally be treated as small for these purposes.

    Any chargeable gain on a part disposal of a holding of Allied Domecq Shares should be computed on the basis of an apportionment of the allowable cost of the holding by reference to the market value of the holding at the time of disposal and taking into account any taper relief and/or indexation allowance available (see the paragraph headed "Subsequent disposal of New Pernod Ricard Shares" below for further details).

          Subsequent cancellation – Acquisition of New Pernod Ricard Shares

    To the extent that an Allied Domecq Shareholder who is resident or ordinarily resident in the UK receives New Pernod Ricard Shares in exchange for his Allied Domecq Shares and does not hold (either alone or together with persons connected with him) more than five per cent. of, or of any class of, shares in or debentures of Allied Domecq, he should not be treated as having made a disposal of his Allied Domecq Shares. Instead, the New Pernod Ricard Shares should be treated as the same asset as those Allied Domecq Shares acquired at the same time and for the same consideration as those shares (or, where relevant, any Old Allied Domecq Shares).

    Any Allied Domecq Shareholder who holds (either alone or together with persons connected with him) more than five per cent. of, or of any class of, shares in or debentures of Allied Domecq is advised that an application for clearance has been made to the Inland Revenue under section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Offer. If such clearance is given, any such shareholder should be treated in the manner described in the preceding paragraph. The Offer is not conditional on such clearance being obtained.

          Subsequent disposal of New Pernod Ricard Shares

    A subsequent disposal of the New Pernod Ricard Shares (whether pursuant to the Dealing Facility or otherwise) by a shareholder who is resident or ordinarily resident in the UK may, depending on individual circumstances (including the availability of exemptions and allowable losses), give rise to a liability to UK tax on capital gains.

    A shareholder who is an individual and who is temporarily non-resident in the UK may, under anti-avoidance legislation, still be liable to UK tax on any capital gain realised (subject to available exemption or relief).

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    Any chargeable gain or allowable loss on a disposal of the New Pernod Ricard Shares should be calculated taking into account a proportion of the allowable cost to the holder of acquiring his Allied Domecq Shares (or, where relevant, any Old Allied Domecq Shares) based on an apportionment of the allowable cost of his Allied Domecq Shares (or, where relevant, any Old Allied Domecq Shares) by reference to the market value of the New Pernod Ricard Shares at the time of the exchange between any cash and New Pernod Ricard Shares received.

    For the purposes of calculating a chargeable gain but not an allowable loss arising on any disposal or part disposal of Allied Domecq Shares or New Pernod Ricard Shares, indexation allowance on the relevant proportion of the original allowable cost should be taken into account. For corporate shareholders, this indexation allowance will be calculated by reference to the date of disposal of the Allied Domecq Shares or the New Pernod Ricard Shares. For individual shareholders, the indexation allowance will be applied until April 1998 with taper relief (if available) applying thereafter until disposal, depending on the number of complete years for which the Old Allied Domecq Shares and/or Allied Domecq Shares and/or New Pernod Ricard Shares have been held.

    Allied Domecq Shareholders who become holders of Pernod Ricard Shares under the Offer and who are resident or ordinarily resident in the UK, but not domiciled in the UK, will be liable to UK capital gains tax only to the extent that chargeable gains made on the disposal of shares are remitted or deemed to be remitted to the UK.

          Non-UK resident shareholders

    Allied Domecq Shareholders who are not resident or ordinarily resident for tax purposes in the UK and who do not return to the UK within five years of the disposal will not be liable for UK tax on capital gains realised on the disposal of their Allied Domecq Shares (to the extent they receive cash under the Scheme) or on a subsequent disposal of their New Pernod Ricard Shares unless such shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency or, in the case of a corporate shareholder, through a permanent establishment. Such shareholders may be subject to foreign taxation on any gain under local law.

  (ii)
  Tax on income

    An Allied Domecq Shareholder who becomes a holder of New Pernod Ricard Shares under the Offer and who is resident or ordinarily resident in the UK or who carries on a trade in the UK through a UK branch or agency or, in the case of a corporate shareholder, a permanent establishment in connection with which their shares are held will generally be subject to United Kingdom income tax (at the rate of 10 per cent. in the case of a basic rate or lower rate taxpayer and 32.5 per cent. in the case of a higher rate taxpayer) or corporation tax, as the case may be, on the gross amount of any dividends paid by Pernod Ricard before deduction of French tax withheld (if any). UK resident or ordinarily resident shareholders may be able to apply for a reduced rate of withholding taxes under the applicable double tax treaty (see further below). French withholding tax withheld from the payment of a dividend (if any) and not recoverable from the tax authorities will generally be available as a credit against the income tax or corporation tax payable by the relevant Allied Domecq Shareholder in respect of the dividend. Special rules apply to UK resident corporate shareholders that alone or together with their associates hold 10 per cent. or more of the voting power or 10 per cent. or more of the ordinary share capital of Pernod Ricard.

    Allied Domecq Shareholders who become holders of Pernod Ricard Shares under the Offer and who are resident, but not domiciled, in the UK will be liable to UK income tax only to the extent that dividends paid by Pernod Ricard are remitted or deemed to be remitted to the UK.

    Allied Domecq Shareholders who become holders of New Pernod Ricard Shares pursuant to the Offer are referred to paragraph 22(c) below for a description of the French tax consequences (including withholding tax consequences) of holding New Pernod Ricard Shares.

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  (iii)
  Other tax matters

    Special tax provisions may apply to Allied Domecq Shareholders who have acquired or who acquire their Allied Domecq Shares by exercising options under the Allied Domecq Share Schemes, including provisions imposing a charge to income tax.

  (iv)
  Stamp duty and stamp duty reserve tax ("SDRT")

    No stamp duty or SDRT will be payable by Allied Domecq Shareholders as a result of accepting the Offer.

    No United Kingdom stamp duty will be payable in connection with a transfer of New Pernod Ricard Shares in registered form executed outside the United Kingdom unless it relates to any property situated in, or to any matter or thing done or to be done in, the United Kingdom and the transfer is brought into the United Kingdom.

    No United Kingdom stamp duty reserve tax will be payable in respect of any agreement to transfer New Pernod Ricard Shares.

(b)   US Federal Income Taxation

  The following is a summary of certain limited US federal income tax consequences to US Holders (as defined below) of (i) exchanging their Allied Domecq Shares or Allied Domecq ADRs for a mixture of cash and either New Pernod Ricard Shares or New Pernod Ricard ADRs pursuant to the Scheme and (ii) holding New Pernod Ricard Shares or New Pernod Ricard ADRs. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a US Holder's exchange of Allied Domecq Shares or Allied Domecq ADRs. In particular, this summary does not address tax considerations applicable to investors that own or will own (directly or indirectly) 10 per cent. or more of the voting stock of Allied Domecq or Pernod Ricard, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, partnerships or other flow-through entities, dealers in securities or currencies, investors that have held the Allied Domecq Shares or Allied Domecq ADRs, or will hold the New Pernod Ricard Shares or New Pernod Ricard ADRs, as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar). This summary assumes that US Holders have held their Allied Domecq Shares or Allied Domecq ADRs as capital assets, and does not address the tax treatment of the Scheme under applicable state, local, foreign or other tax laws. This summary also assumes that Allied Domecq is not now and has not been a passive foreign investment company ("PFIC") as that term is defined in section 1297 of the US Internal Revenue Code of 1986, as amended (the "Code"), and that no Allied Domecq Share or Allied Domecq ADR is treated as a share of PFIC stock by reason of the rule contained in section 1298(b)(1) of the Code. This summary assumes, further, that Pernod Ricard is not a PFIC. Pernod Ricard's possible status as a PFIC must be determined annually and therefore may be subject to change. If Pernod Ricard were to be a PFIC in any year, special, possibly materially adverse, consequences would result for US Holders.

  As used herein, the term "US Holder" means a beneficial owner of Allied Domecq Shares or Allied Domecq ADRs that is, for US federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation created or organised under the laws of the United States or any State thereof or the District of Columbia; (iii) an estate the income of which is subject to US federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

  The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the United States and France (the "Treaty"), all as currently in effect and all subject to change at any time, possibly with retroactive effect.

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  The US federal income tax treatment of a partner in a partnership will depend on the status of the partner and the activities of the partnership. Holders that are partnerships should consult their tax advisers concerning the US federal income tax consequences to their partners of (i) exchanging Allied Domecq Shares or Allied Domecq ADRs for a mixture of cash and either New Pernod Ricard Shares or New Pernod Ricard ADRs and (ii) the ownership and disposition of New Pernod Ricard Shares or New Pernod Ricard ADRs.

  In addition, US Holders outside the United States participating in the Dealing Facility should consult their own tax advisers regarding the US federal income tax consequences of participating in the Dealing Facility in light of their particular circumstances.

  THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. US HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF EXCHANGING THEIR ALLIED DOMECQ SHARES OR ALLIED DOMECQ ADRs PURSUANT TO THE SCHEME, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF THE TREATY, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

  The Scheme

  The subdivision and reclassification of the share capital of Allied Domecq, whereby the Allied Domecq Shares will be subdivided and reclassified into A Shares and B Shares, should be treated as a recapitalisation for US federal income tax purposes. Accordingly, US Holders of Allied Domecq Shares and Allied Domecq ADRs should not recognise gain or loss as a result of such subdivision and reclassification for US federal income tax purposes. The basis and holding period for the A Shares and B Shares (and any ADRs in respect of the A Shares or B Shares) will be the same as the basis and holding period of the corresponding Allied Domecq Shares or Allied Domecq ADRs.

  In respect of the receipt of cash and/or New Pernod Ricard Shares or New Pernod Ricard ADRs, US Holders will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between (i) the sum of the US dollar value of the amount of any cash, and the fair market value of any New Pernod Ricard Shares or New Pernod Ricard ADRs (including any fractional share interest to which the US Holder is entitled), received pursuant to the Scheme, and (ii) the US Holder's adjusted basis in its Allied Domecq Shares or Allied Domecq ADRs. This capital gain or loss will be long-term capital gain or loss if the US Holder's holding period in the Allied Domecq Shares or Allied Domecq ADRs exceeds one year. Any gain or loss will generally be US source. A US Holder's basis in its New Pernod Ricard Shares or New Pernod Ricard ADRs (including any fractional share interest to which the US Holder is entitled) will be equal to the fair market value of those shares or ADRs on the date of receipt, and its holding period in the New Pernod Ricard Shares or New Pernod Ricard ADRs will begin on the date of receipt.

  US Holders entitled to a fractional share interest in Pernod Ricard who will own less than one per cent. of the outstanding stock of Pernod Ricard following the Scheme generally will recognise capital gain or loss on the receipt of cash pursuant to the sale of the fractional share interest equal to the difference between the US dollar value of the cash received and the US Holder's basis in the interest, regardless of whether the cash is treated for US tax purposes as received by the US Holder from a sale of the fractional share interest by the US Holder to a third party, or a redemption of that fractional share interest by Pernod Ricard. US Holders who will own one per cent. or more of the outstanding stock of Pernod Ricard following the Scheme, or who (taking into account complex constructive ownership attribution rules under the Code) do not experience any reduction in their percentage ownership interest in Pernod Ricard as a result of the sale of a fractional share interest, should consult their own tax advisers concerning the proper US tax treatment of cash received pursuant to the sale of a fractional share interest.

  A US Holder that receives foreign currency on the exchange of Allied Domecq Shares or Allied Domecq ADRs pursuant to the Scheme, or the sale of fractional share interests in Pernod Ricard, will realise an amount equal to the US dollar value of the foreign currency on the date of sale or exchange. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or exchange and the settlement date. However, in the case of Allied Domecq Shares or Allied Domecq ADRs traded

36

  on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale or exchange, and no exchange gain or loss will be recognised at that time.

  Foreign currency received on the sale or exchange of an Allied Domecq Share or Allied Domecq ADR, or a fractional share interest in Pernod Ricard, will have a tax basis equal to its US dollar value on the settlement date. Gain or loss, if any, recognised on a subsequent sale, conversion or disposition of the foreign currency will be ordinary income or loss, and will generally be US source income or loss. However, if the foreign currency is converted into US dollars on the date received by the US Holder, the US Holder should not recognise any gain or loss on conversion.

  Pernod Ricard Shares

  US Holders of New Pernod Ricard ADRs

  For US federal income tax purposes, a US Holder of New Pernod Ricard ADRs will be treated as the owner of the corresponding number of New Pernod Ricard Shares held by the Pernod Ricard ADR Depositary, and references herein to New Pernod Ricard Shares refer also to New Pernod Ricard ADRs representing the New Pernod Ricard Shares.

  Dividends

  General.    The gross amount of any distribution paid by Pernod Ricard out of current or accumulated earnings and profits (as determined for US federal income tax purposes), before reduction for any withholding tax imposed with respect thereto, will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the New Pernod Ricard Shares and thereafter as capital gain. However, Pernod Ricard will not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Holders should therefore assume that any distribution by Pernod Ricard with respect to New Pernod Ricard Shares will constitute ordinary dividend income. US Holders should consult their own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from Pernod Ricard.

  For taxable years that begin before 2009, dividends paid by Pernod Ricard will be taxable to a non-corporate US Holder at the special reduced rate normally applicable to capital gains, provided Pernod Ricard qualifies for the benefits of the Treaty. A US Holder will be eligible for this reduced rate only if it has held the New Pernod Ricard Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

  US Holders should consult their tax advisers concerning the applicability of the foreign tax credit and source of income rules to dividends on the New Pernod Ricard Shares.

  Foreign currency dividends.    Dividends paid in euros will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received (or treated as received) by the US Holder, regardless of whether euros are converted into US dollars at that time. If dividends received in euros are converted into US dollars on the day they are received (or treated as received) by the US Holder or Pernod Ricard ADR Depositary (as applicable), the US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income. If euros received are not converted into US dollars on the date of receipt, the US Holder will have a basis in euros equal to the US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of euros generally will be treated as ordinary income or loss to the US Holder, and generally will be income or loss from sources within the United States for US foreign tax credit purposes.

  Effect of French withholding taxes.    As discussed in "French Taxation – French taxation issues relevant to US residents – Taxation of dividends paid in respect of New Pernod Ricard Shares", under current law payments of dividends by Pernod Ricard to US investors are subject to a 25 per cent. French withholding tax. The rate of withholding tax applicable to US Holders that are eligible for benefits under the Treaty is reduced to a maximum of 15 per cent. For US federal income tax purposes, US Holders will be treated as having received the amount of French taxes withheld by

37

  Pernod Ricard, and as then having paid over the withheld taxes to the French taxing authorities. As a result of this rule, the amount of dividend income included in gross income for US federal income tax purposes by a US Holder with respect to a payment of dividends may be greater than the amount actually received (or receivable) by the US Holder from Pernod Ricard with respect to the payment.

  A US Holder should generally be entitled, subject to certain limitations, to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for French income taxes withheld by Pernod Ricard. US Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of any French taxes withheld in excess of the 15 per cent. maximum rate, and with respect to which the holder can obtain a refund from the French taxing authorities.

  For purposes of the foreign tax credit limitation, foreign source income is classified in one of several "baskets", and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Dividends paid by Pernod Ricard generally will constitute foreign source income in the "passive income" basket (or, after 31 December 2006, "passive category income" basket). If a US Holder receives a dividend from Pernod Ricard that qualifies for the reduced rate described above under "Dividends – General", the amount of the dividend taken into account in calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. In certain circumstances a US Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend including, for example, circumstances in which the US Holder has not held the New Pernod Ricard Shares for at least 16 days in the 31-day period beginning 15 days before the ex dividend date.

  For purposes of determining the amount of the available credit or deduction, for taxable years beginning before 2005, US Holders that are accrual basis taxpayers must translate the amount of French taxes withheld into US dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all US Holders must translate taxable dividend income into US dollars at the spot rate on the date received. This difference in exchange rates may reduce the US dollar value of the credits or deductions for French taxes relative to the US Holder's US federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, US Holders that are accrual basis taxpayers may elect to translate the amount of French taxes withheld into US dollars using the exchange rate in effect on the day the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent taxable years, unless revoked with the consent of the Internal Revenue Service (the "IRS").

  Prospective holders should consult their tax advisers concerning the foreign tax credit implications of the payment of French taxes and receiving a dividend from Pernod Ricard that is eligible for the special reduced rate described above under "Dividends – General".

  Exchange of New Pernod Ricard ADRs for New Pernod Ricard Shares

  No gain or loss will be recognised upon the exchange of New Pernod Ricard ADRs for the US Holder's proportionate interest in New Pernod Ricard Shares. A US Holder's tax basis in the withdrawn New Pernod Ricard Shares will be the same as the US Holder's tax basis in the New Pernod Ricard ADRs surrendered, and the holding period of the New Pernod Ricard Shares will include the holding period of the New Pernod Ricard ADRs.

  Sale or other disposition

  Upon a sale or other disposition of New Pernod Ricard Shares or New Pernod Ricard ADRs (other than an exchange of New Pernod Ricard ADRs for New Pernod Ricard Shares), a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder's adjusted tax basis in the New Pernod Ricard Shares or New Pernod Ricard ADRs. This capital gain or loss will generally be US source and will be long-term capital gain or loss if the US Holder's holding period in the New Pernod Ricard Shares or New Pernod Ricard ADRs exceeds one year. However, regardless of a US Holder's actual holding period, any loss may be long-term capital loss to the extent the US Holder receives a dividend that qualifies for the reduced rate described above

38

  under "Dividends – General", and exceeds 10 per cent. of the US Holder's basis in its New Pernod Ricard Shares.

  The amount realised on a sale or other disposition of New Pernod Ricard Shares or New Pernod Ricard ADRs for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of New Pernod Ricard Shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time. Foreign currency received on the sale or other disposition of a New Pernod Ricard Share will have a tax basis equal to its US dollar value on the settlement date.

  Backup withholding and information reporting

  Payments of dividends and other proceeds with respect to New Pernod Ricard Shares by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Payments in exchange for Allied Domecq Shares or Allied Domecq ADRs pursuant to the Scheme may be subject to US reporting to the IRS if such payments are made to or through a US broker or agent. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

  Reportable transactions

  A US taxpayer that participates in a "reportable transaction" (as defined in the applicable US Treasury regulations) will be required to disclose its participation to the IRS on Form 8886. The scope and application of these rules is not entirely clear. US Holders should consult their tax advisers as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of any euro (or other non-US currency) received as a dividend or as proceeds from the sale or exchange of Allied Domecq Shares, Allied Domecq ADRs, New Pernod Ricard Shares or New Pernod Ricard ADRs.

(c)   French taxation

  The paragraphs set out below summarise the material French tax consequences for UK or US resident Allied Domecq Shareholders who are issued New Pernod Ricard Shares pursuant to the Offer and who do not have their fiscal domicile in France or hold the New Pernod Ricard Shares in connection with a permanent establishment or fixed base located in France. The summary is based on current French legislation and an understanding of current practice of the French tax administration as at the date of this document and is subject to any changes in applicable French legislation or in any applicable double tax treaties with France.

  The following paragraphs are intended as a general guide and if you are in any doubt as to your taxation position, you should consult an appropriate professional adviser immediately.

  (i)
  French taxation issues relevant to UK resident shareholders

          Taxation on sale or other disposition of New Pernod Ricard Shares

    Under the terms of the double taxation treaty between the UK and France on income, dated 22 May 1968, gains arising to UK resident individuals entitled to such treaty benefits from the disposal of New Pernod Ricard Shares will not be subject to French tax. Gains arising to UK resident companies entitled to such treaty benefits from the disposal of New Pernod Ricard Shares will not be subject to French tax.

    Under French domestic law, any gain realised by a shareholder on a redemption of New Pernod Ricard Shares by Pernod Ricard generally will be treated as a dividend and will be subject to

39

    French dividend withholding tax, as described hereinafter, unless all Pernod Ricard accumulated earnings and profits, as determined for tax purposes, have been distributed.

          Taxation of dividends paid in respect of New Pernod Ricard Shares

    Dividends payable to non-residents are normally subject to a 25 per cent. French withholding tax. However, under the terms of the double taxation treaty between the UK and France, UK resident companies controlling directly or indirectly, alone or together with one or more associated companies, less than 10 per cent. of the voting power in Pernod Ricard and UK resident individuals, that are entitled to treaty benefits, will, subject to certain exemptions, be subject to a reduced French withholding tax equal to 15 per cent. of the dividend paid. The provisions relating to UK resident companies controlling directly or indirectly, alone or together with one or more associated companies, at least 10 per cent. of the voting power or 10 per cent. or more of the ordinary share capital in Pernod Ricard are not considered in this discussion.

    Unless a claim under the applicable forms is made and accepted before a dividend is paid, tax will be deducted at source at the rate of 25 per cent. of the dividend paid and a refund must be claimed in respect of 10 per cent. of the dividend paid.

          French estate, gift and wealth taxes

    Transfers of New Pernod Ricard Shares by gift by, or by reason of death of, a UK shareholder will be subject to French gift or inheritance tax under French domestic tax law and under the Convention between the UK and France on inheritance tax.

    Wealth tax generally does not apply to UK shareholders that are not individuals or, in the case of UK resident natural persons, who own, directly or indirectly, less than 10 per cent. of the capital of Pernod Ricard so far as these shares do not permit them to exert any influence over Pernod Ricard.

  (ii)
  French taxation issues relevant to US resident shareholders

          Taxation on sale or other disposition of New Pernod Ricard Shares

    Under the terms of the treaty between the US and France for the avoidance of double taxation on income and wealth, dated 31 August 1994, gains arising to US resident individuals entitled to such treaty benefits under the limitation of benefits provisions in Article 30 of the treaty from the disposal of New Pernod Ricard Shares will not be subject to French tax. Gains arising to US resident companies entitled to such treaty benefits under the limitation of benefits provisions in Article 30 of the treaty from the disposal of New Pernod Ricard Shares will not be subject to French tax.

    Under French domestic law, any gain realised by a shareholder on a redemption of New Pernod Ricard Shares by Pernod Ricard generally will be treated as a dividend and will be subject to French dividend withholding tax, as described hereinafter, unless all Pernod Ricard accumulated earnings and profits, as determined for tax purposes, have been distributed.

          Taxation of dividends paid in respect of New Pernod Ricard Shares

    As indicated in paragraph (i) above, dividends payable by French resident companies to non-residents are normally subject to a 25 per cent. French withholding tax. However, under the terms of the double taxation treaty between the US and France, US resident companies controlling directly or indirectly less than 10 per cent. of the share capital of Pernod Ricard and US resident individuals that are entitled to such treaty benefits under the limitation of benefits provisions in Article 30 of the treaty will be subject to a reduced French withholding tax equal to 15 per cent. of the dividend paid. The provisions relating to US resident companies controlling directly or indirectly at least 10 per cent. of the share capital of Pernod Ricard are not considered in this discussion.

    Unless a claim under the applicable forms is made and accepted before a dividend is paid, tax will be deducted at source at the rate of 25 per cent. of the dividend paid and a refund must be claimed in respect of 10 per cent. of the dividend paid.

40

          French estate, gift and wealth taxes

    Transfers of New Pernod Ricard Shares by gift by, or by reason of death of, a US shareholder that would be subject to French gift or inheritance tax under French domestic tax law will not be subject to such French tax by reason of the convention between the US and France for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on estates, inheritances and gifts, dated 24 November 1978 unless the donor or decedent is domiciled in France within the meaning of that Convention at the time of making the gift, or the time of his or her death.

    Under French tax law and the double taxation treaty between the US and France, French wealth tax generally does not apply to US shareholders that are not individuals or in the case of US resident natural persons, who own alone or with their parents, directly or indirectly, New Pernod Ricard Shares representing the right to less than 25 per cent. of Pernod Ricard profits.

23   Overseas shareholders

General

The availability of the Scheme and the Offer (including the right to make an election under the Mix and Match Election) and the Dealing Facility to persons resident in, or citizens of, jurisdictions outside the United Kingdom ("Overseas Shareholders") may be affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of all Overseas Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case where the granting of the right to make an election under the Mix and Match Election or the issue of New Pernod Ricard Shares to an Overseas Shareholder would or may infringe the laws of any jurisdiction outside the United Kingdom or would or may require Allied Domecq or Pernod Ricard to obtain or observe any governmental or other consent or any registration, filing or other formality (including ongoing requirements) with which Allied Domecq or Pernod Ricard is unable to comply, or which Allied Domecq or Pernod Ricard regards as unduly onerous, Pernod Ricard may, in its sole discretion determine that:

(i)
no Mix and Match Election shall be valid or accepted in respect of such Overseas Shareholder;

(ii)
the New Pernod Ricard Shares shall instead be issued to a nominee appointed by Pernod Ricard on behalf of such holder on terms that the nominee shall, as soon as reasonably practicable following the Effective Date, sell the New Pernod Ricard Shares so issued with the net proceeds of such sale being remitted to such Overseas Shareholders; or

(iii)
the New Pernod Ricard Shares shall be issued to and sold on behalf of such shareholder with the net proceeds of such sale being remitted to such shareholder.

US securities law

The New Pernod Ricard Shares to be distributed by Allied Domecq pursuant to the Scheme will be distributed pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act, including the exemption provided by section 3(a)(10) thereof, and have not been and will not be registered under the Securities Act or the securities laws of any state of the United States. Please see the "Information for United States Shareholders" on page 3 of this document for further detailed information.

Other overseas securities laws

No steps have been taken, nor will any be taken, to enable the New Pernod Ricard Shares to be offered in compliance with the applicable securities laws of Canada or Japan and no prospectus in relation to the New Pernod Ricard Shares has been, or will be, lodged with or registered by the Australian Securities and Investments Commission. Accordingly, no New Pernod Ricard Shares may be offered, sold, transferred, resold, delivered or distributed, directly or indirectly, in or into or from Canada, Japan or

41

Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of Canada, Japan or Australia).

24   Action to be taken

You will find enclosed with this document:

If you are an Allied Domecq Shareholder

•
a blue Form of Proxy for use at the Court Meeting;

•
a yellow Form of Proxy for use at the Extraordinary General Meeting;

•
a green Form of Election for use in connection with the Mix and Match Election and to request further information in connection with the Dealing Facility; and

•
a pink Form of Registration (to be completed by ALL Allied Domecq Shareholders).

If you are an Allied Domecq ADR holder

•
a white ADR Voting Instruction Card; and

•
a white ADR Form of Election.

Forms of Proxy

Whether or not you intend to attend the Court Meeting and/or the Extraordinary General Meeting, you are requested to complete and sign the enclosed Forms of Proxy and return them in accordance with the instructions printed on them. Completed Forms of Proxy should be returned, if posted in the UK, in the pre-paid envelope provided, to the Company's registrars, Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE as soon as possible and, in any event, so as to be received by 2.00 p.m. on 2 July 2005 in the case of the Court Meeting and 2.10 p.m. on 2 July 2005 in the case of the Extraordinary General Meeting.

If the blue Form of Proxy for use at the Court Meeting is not lodged by such time, it may be handed to the Chairman before the taking of the poll. However, in the case of the yellow Form of Proxy for use at the Extraordinary General Meeting, it will be invalid unless it is lodged with the Company's registrars, Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE so as to be received no later than 2.10 p.m. on 2 July 2005. The completion and return of the Forms of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the Extraordinary General Meeting, or at any adjournment thereof, if you so wish and are so entitled.

If you are a registered holder of Allied Domecq ADRs, please complete and sign the enclosed white ADR Voting Instruction Card in accordance with the instructions printed thereon and return it, together with your Allied Domecq ADRs, in the enclosed reply-paid envelope (for use in the US only) to JPMorgan Chase Bank, N.A., PO Box 43062, Providence, Rhode Island 02940-5115 USA as soon as possible but in any event so as to be received no later than 3.00 p.m. (New York time) (8.00 p.m. London time) on 27 June 2005. The nominee of JPMorgan Chase Bank, N.A., as the registered holder of the Allied Domecq Shares represented by the Allied Domecq ADRs, will vote the corresponding Allied Domecq Shares in accordance with your instructions. If you hold your Allied Domecq ADRs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Allied Domecq ADRs if you wish to vote.

Notices convening the Court Meeting and the Extraordinary General Meeting are set out in Parts XIV and XV of this document, respectively.

Form of Election

Allied Domecq Shareholders who wish to make a Mix and Match Election to vary the proportions of cash consideration and New Pernod Ricard Shares they receive, subject to equal and opposite elections by other Allied Domecq Shareholders, should complete the enclosed green Form of Election in accordance with the instructions printed thereon and return, signed and witnessed, to Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE or by hand (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ as soon as possible, but in any event so as to be received by no later than

42

3.00 p.m. on 21 July 2005 or such later time (if any) until which the right to make an election may be extended. A pre-paid envelope is provided for this purpose for use in the UK.

Registered holders of Allied Domecq ADRs may instruct JPMorgan Chase Bank, N.A. to vary the proportions of cash consideration and New Pernod Ricard Shares to be received by the Depositary as a Scheme Shareholder in respect of their respective holdings of Allied Domecq ADRs (subject to equal and opposite elections by other Scheme Shareholders) by completing and signing the enclosed white ADR Form of Election in accordance with the instructions printed thereon and returning it together with the relevant Allied Domecq ADRs as soon as possible but in any event so as to be received by JPMorgan Chase Bank, N.A. c/o EquiServe Corporate Reorganization, PO Box 859208, Braintree, MA 02185-9208 USA no later than 2.00 p.m. (New York time) on 14 July 2005. If you hold your Allied Domecq ADRs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Allied Domecq ADRs if you wish to make an election under the Mix and Match Election.

Form of Registration

All Allied Domecq Shareholders are requested to complete and return the pink Form of Registration (whether or not they have made an election under the Mix and Match Election). The information requested in the Form of Registration is required to permit the New Pernod Ricard Shares, to which a Scheme Shareholder is entitled, to be properly recorded in that Scheme Shareholder's name within the register of Pernod Ricard. Failure to return the Form of Registration may affect the ability of Société Générale to properly (i) record New Pernod Ricard Shares in the name of a Scheme Shareholder and/or (ii) send to that holder any documentation (e.g. book entry statements of account) relating to his holding and/or (iii) pay that holder any dividends or other revenues he may be entitled to. Payment of any dividends on New Pernod Ricard Shares held by UK residents will be made in pounds sterling.

Completed Forms of Registration should be returned by post or by hand (during normal business hours) to Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE as soon as possible, but in any event so as to be received not later than 3.00 p.m. on 21 July 2005.

Allied Domecq ADR holders do not need to complete the Form of Registration.

Dealing Facility

Allied Domecq Shareholders who hold less than 10,000 Allied Domecq Shares and who wish to (and are eligible to) make use of the full dealing facility to be made available by Pernod Ricard should mark an "X" in the relevant box on the enclosed green Form of Election and sign and return the Form of Election in accordance with the instructions set out therein to Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE or by hand (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ as soon as possible. Documentation packs will be dispatched to those Allied Domecq Shareholders who may be eligible to use the Dealing Facility.

Further details are set out in paragraph 21 of Part II of this document.

The attention of Overseas Shareholders is drawn to paragraph 23 of this Part II.

25   Helpline

If you have any questions relating to this document or the completion and return of the Forms of Proxy, the Form of Registration or the Form of Election, please call Computershare Investor Services PLC, on 0870 702 0195 (or if calling from outside the United Kingdom +44 870 702 0195) between 8.30 a.m. and 5.30 p.m. Monday to Friday. Please note that calls to this number may be monitored or recorded and that no advice on the merits of the Scheme or the Offer nor any financial or tax advice can be provided.

In the case of holders of Allied Domecq ADRs, if you have any questions relating to this document or the completion and return of the ADR Voting Instruction Card or the ADR Form of Election, please contact Georgeson Shareholder Communications on +1 888 253 0798 between 9.00 a.m. and 6.00 p.m. (New York time) Monday to Friday. Please note that calls to this number may be monitored or recorded. The helpline cannot provide advice on the merits of the Scheme or the Offer or give any financial or tax advice.

43

26   Further information

The terms of the Scheme are set out in full in Part XII of this document. Your attention is also drawn to the further information contained in this document and, in particular, to Part III (Conditions to the Scheme and the Offer), Part IV (Financial information of Allied Domecq), Part V (Profit forecast of Allied Domecq), Part VI (Financial information of Pernod Ricard), Part VII (Profit forecast of Pernod Ricard), Part VIII (Description of Pernod Ricard Shares), Part IX (Description of Pernod Ricard ADRs), Part X (Additional Information) and Part XI (Notes on completing the Form of Election in respect of the Mix and Match Election) of this document, which form part of this Explanatory Statement, and to the Pernod Ricard Prospectus which you will receive.

Yours faithfully

for and on behalf of
Goldman Sachs International

Simon Robertson
Managing Director

44

PART III

CONDITIONS TO THE SCHEME AND THE OFFER

The Offer is conditional upon the Scheme becoming unconditional and becoming effective by not later than 31 October 2005 or such later date (if any) as Pernod Ricard and Allied Domecq may, with the consent of the Panel, agree and the Court may allow.

1      Conditions of the Scheme

The Scheme is conditional upon:

(a)
the approval of the Scheme by a majority in number representing three-fourths or more in value of the holders of Allied Domecq Shares, present and voting either in person or by proxy, at the Allied Domecq Court Meeting (or at any adjournment of such meeting);

(b)
the resolution(s) required to approve and implement the Scheme being duly passed by the requisite majority at the Allied Domecq Extraordinary General Meeting (or at any adjournment of such meeting);

(c)
the passing at an extraordinary general meeting (or at any adjournment of such meeting) of Pernod Ricard of such resolution(s) as are necessary to approve, implement and effect the Offer including the resolution(s) to increase the share capital of Pernod Ricard and to authorise the allotment and issue of the New Pernod Ricard Shares pursuant to the Offer;

(d)
receipt of a decision from Euronext Paris to admit the New Pernod Ricard Shares to be issued pursuant to the Offer to trading on Euronext Paris (Eurolist-Compartiment A); and

(e)
the sanction (with or without modification) of the Scheme and the confirmation of the reduction of capital involved therein by the Court and office copies of the Court Orders being delivered for registration to the Registrar of Companies and registration of the Court Order confirming the reduction of capital involved in the Scheme by the Registrar of Companies.

2      Conditions of the Offer

Pernod Ricard and Allied Domecq have agreed that, subject as stated in paragraph 4 below, the Offer will also be conditional upon, and, accordingly, the necessary actions to make the Scheme effective will not be taken unless the following conditions are satisfied or waived as referred to below prior to the Scheme being sanctioned by the Court:

(a)
insofar as the Offer constitutes a concentration with a Community dimension within the scope of the Merger Regulation:

(i)
the European Commission indicating, in terms reasonably satisfactory to Pernod Ricard, that it does not intend to initiate proceedings under Article 6(1)(c) of the Merger Regulation in respect of the proposed acquisition of Allied Domecq by Pernod Ricard or any matter arising therefrom; or

(ii)
the European Commission not having made a referral to a competent authority of any member state of the European Union under Article 9(1) of the Merger Regulation;

(b)
all filings having been made and all or any appropriate waiting periods, including any extensions thereof, applicable under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made under that act having expired, lapsed or been terminated as appropriate in each case in respect of the Offer;

(c)
in connection with the Offer, the Commissioner of Competition (the "Commissioner") pursuant to the Competition Act (Canada) shall have issued either (i) an advance ruling certificate under section 102 of the Competition Act (Canada); or (ii) a "no action" letter in a form reasonably satisfactory to Pernod Ricard;

(d)
no government or governmental, quasi-governmental, supranational, statutory, administrative or regulatory body or association, authority, court, trade agency, institution or professional or environmental body or any other person or body in any jurisdiction (each a "Third Party") having, without the consent or agreement of Pernod Ricard, prior to the Effective Date, decided to take,

45

  instituted, implemented or threatened any action, proceedings, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, decision or order or taken any other steps, and there not continuing to be outstanding any statute, regulation, decision or order, which would or might be reasonably be expected to:

  (i)
  save for the sale of the assets and businesses owned by the wider Allied Domecq Group to Fortune Brands pursuant to the Framework Agreement, require, prevent or delay the divestiture by any member of the wider Allied Domecq Group or the Pernod Ricard Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct all or any portion of their respective businesses or own all or any portion of their respective assets or property which is material in the context of the wider Allied Domecq Group taken as a whole;

  (ii)
  impose any limitation on, or result in any delay in, the ability of any member of the Pernod Ricard Group directly or indirectly to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares in Allied Domecq or on the ability of any member of the wider Allied Domecq Group or any member of the Pernod Ricard Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider Allied Domecq Group or to exercise management control over any such member of the wider Allied Domecq Group which is material in the context of the wider Allied Domecq Group taken as a whole;

  (iii)
  other than in implementation of the Offer, require any member of the Pernod Ricard Group to acquire or offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider Allied Domecq Group owned by any third party;

  (iv)
  make the Offer, the Scheme (including the reduction of capital) or its implementation or the acquisition or proposed acquisition by Pernod Ricard or any member of the wider Pernod Ricard Group of any shares or other securities in, or control of, Allied Domecq void, illegal, and/or unenforceable under the laws of any relevant jurisdiction, or otherwise directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose material additional conditions or obligations with respect thereto, or otherwise challenge, hinder or interfere, therewith;

  (v)
  impose any limitation on the ability of any member of the wider Allied Domecq Group or the wider Pernod Ricard Group to integrate or co-ordinate its business, or any substantial part of its business, with the businesses or any part of the businesses of any other members of the wider Pernod Ricard Group and/or the wider Allied Domecq Group which is adverse to and material in the context of the wider Allied Domecq Group or the wider Pernod Ricard Group, as the case may be, taken as a whole;

  (vi)
  result in a member of the wider Allied Domecq Group ceasing to be able to carry on business under any name which it presently does to an extent which is material in the context of the wider Allied Domecq Group taken as a whole; or

  (vii)
  otherwise adversely affect the business, assets, profits or prospects of any member of the Pernod Ricard Group or any member of the wider Allied Domecq Group to an extent which would be material in the context of the Allied Domecq Group taken as a whole, and all applicable waiting and other time periods during which any Third Party could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation or enquiry having expired, lapsed or been terminated;

(e)
all necessary notifications and filings having been made in connection with the Offer and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in connection with the Offer or the Scheme or the acquisition by any member of the Pernod Ricard Group of any shares or other securities in, or control of, Allied Domecq and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulations of any relevant jurisdiction having expired, lapsed or been terminated and all authorisations, orders, recognitions, grants, consents, licences, confirmations, permissions, approvals and clearances, including competition clearances, deemed necessary or appropriate for or in respect of the Offer and the proposed acquisition of any shares or other securities in, or control of, Allied Domecq by

46

  any member of the Pernod Ricard Group having obtained in terms and in a form satisfactory to Pernod Ricard from all appropriate Third Parties or persons with whom any member of the wider Allied Domecq Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals, together with all authorisations, orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or appropriate to carry on the business of any member of the wider Allied Domecq Group, remaining in full force and effect and there being no intimation of any intention to revoke, suspend, restrict or modify or not to renew the same at the time at which the Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any relevant jurisdiction having been complied with;

(f)
save as publicly announced by Allied Domecq by the delivery of an announcement to a Regulatory Information Service prior to the date hereof, or disclosed in the annual report and accounts of Allied Domecq for the financial year ended 31 August 2004 or in the interim report of Allied Domecq for the six months ended 28 February 2005 or included herein, there being no provisions of any arrangement, agreement, licence, permit or other instrument to which any member of the wider Allied Domecq Group is a party or by or to which any such member or any of its assets are bound, entitled or subject and which, in consequence of the Offer, the Scheme, the proposed acquisition of any shares or other securities in Allied Domecq or because of a change in the control or management of Allied Domecq or otherwise, would or might reasonably be expected to result in:

(i)
any monies borrowed by, or any other indebtedness (actual or contingent) of, any such member being or becoming repayable or being capable of being declared repayable prior to their stated maturity or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)
the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security (whenever arising or having arisen) being enforced or becoming enforceable;

(iii)
any such arrangement, agreement, licence, permit or other instrument of any such member being terminated or adversely modified or any action being taken or any obligation or liability arising thereunder;

(iv)
any assets or interest of any such member being or falling to be disposed of or any right arising under which any such asset could be required to be disposed of;

(v)
the rights, liabilities, obligations, interests or business of any such member in or with any person, firm or body or, in the case of a business any arrangements relating to such interest or business, being terminated or adversely modified or affected;

(vi)
any such member ceasing to be able to carry on business under any name under which it presently does so;

(vii)
the value of such member or its financial or trading position or prospects being prejudiced or adversely affected; or

(viii)
the creation of any liability, actual or contingent, by any such member,

  and which in each such case would be material in the context of the Allied Domecq Group taken as a whole, and no event having occurred which, under any provision of any agreement, arrangement, licence, permit, or other instrument to which any member of the wider Allied Domecq Group is a party or by or to which any such member or any of its assets is bound, entitled or subject, is likely to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (f) and which in each such case would be material in the context of the Allied Domecq Group taken as a whole;

(g)
save as publicly announced by Allied Domecq by the delivery of an announcement to a Regulatory Information Service prior to the date hereof, or as disclosed in the annual report and accounts of Allied Domecq for the financial year ended 31 August 2004 or in the interim report of Allied Domecq

47

  for the six months ended 28 February 2005 or included herein, no member of the wider Allied Domecq Group having, since 31 August 2004:

  (i)
  issued or agreed to issue or authorised or proposed the issue or grant of additional shares or securities of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities (save for any transactions between wholly-owned members of the Allied Domecq Group or any options granted or awards of shares made in the regular operation of the Allied Domecq Share Schemes, and any Allied Domecq Shares allotted upon exercise of options granted, prior to the date hereof under the Allied Domecq Share Schemes);

  (ii)
  recommended, declared, paid, made or proposed to declare, pay or make any bonus, dividend or other distribution whether in cash or otherwise, save in relation to the interim dividend payable by Allied Domecq in relation to the six months ended 28 February 2005 other than transactions between wholly-owned members of the Allied Domecq Group;

  (iii)
  made, authorised, proposed or announced its intention to propose any merger or demerger or acquisition or disposal of assets of a material value or shares or any change in its share or loan capital;

  (iv)
  issued, authorised or proposed the issue of debenture stock or incurred or increased any indebtedness or become subject to any contingent liability otherwise in the ordinary course of business;

  (v)
  disposed of or transferred, mortgaged or encumbered any asset or any right, title or interest in any asset to an extent which is material in the context of the Allied Domecq Group taken as a whole;

  (vi)
  proposed or entered into any contract, any reconstruction or amalgamation, any transaction or arrangement otherwise than in the ordinary course of business to an extent which is material in the context of the Allied Domecq Group taken as a whole;

  (vii)
  entered into or varied, or made any offer (which remains open for acceptance) to enter into or vary, the terms of any service agreement or arrangement with any of the directors of Allied Domecq;

  (viii)
  proposed or entered into any agreement which consents to the restriction of the scope of the business of any member of the wider Allied Domecq Group;

  (ix)
  waived, settled or compromised any claim to an extent which is material in the context of the Allied Domecq Group taken as a whole;

  (x)
  entered into or varied or authorised or proposed any contract, arrangement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or is likely to be restrictive to the businesses of any member of the wider Allied Domecq Group or which involves or could involve an obligation of such a nature or magnitude;

  (xi)
  purchased, redeemed, repaid or announced any proposal to purchase, redeem or repay any of its own shares (including treasury shares) or other securities or reduced or made or authorised any other change to any part of its share capital;

  (xii)
  taken any corporate action or (to an extent which is material in the context of the Allied Domecq Group taken as a whole) had any steps taken or legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

  (xiii)
  implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business;

  (xiv)
  merged with any body corporate or acquired or disposed (in either case otherwise than in the ordinary course of trading) of any assets (including shares in subsidiaries, associates and trade investments) or made any change in its share or loan capital, or authorised or proposed or

48

    announced any intention to propose any merger, demerger, acquisition, disposal or change as aforesaid; or

  (xv)
  entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business and which is material in the context of the Allied Domecq Group taken as a whole or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

(h)
save as publicly announced by Allied Domecq by the delivery of an announcement to a Regulatory Information Service prior to the date hereof, or as disclosed in the annual report and accounts of Allied Domecq for the financial year ended 31 August 2004 or in the interim report of Allied Domecq for the six months ended 28 February 2005 or included herein, since 31 August 2004:

(i)
there having been no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of Allied Domecq or any other member of the wider Allied Domecq Group which in any such case is material in the context of the Allied Domecq Group taken as a whole;

(ii)
there having been no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider Allied Domecq Group is or may become a party (whether as claimant or defendant or otherwise), no such proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the wider Allied Domecq Group and no investigation by a Third Party against or in respect of any member of the wider Allied Domecq Group having been instituted, threatened or announced or remaining outstanding in respect of any member of the wider Allied Domecq Group which in any such case might be reasonably expected to adversely affect any member of the wider Allied Domecq Group in any way which is material in the context of the Allied Domecq Group taken as a whole;

(iii)
no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the wider Allied Domecq Group which is necessary for the proper carrying on by the Allied Domecq Group of the business of the wider Allied Domecq Group; and

(iv)
no contingent or other liability having arisen which might be likely materially and adversely to affect the Allied Domecq Group taken as a whole;

(i)
save as publicly announced by Allied Domecq by the delivery of an announcement to a Regulatory Information Service prior to the date hereof, or as disclosed in the annual report and accounts of Allied Domecq for the financial year ended 31 August 2004 or in the interim report of Allied Domecq for the six months ended 28 February 2005 or included herein, Pernod Ricard not having discovered:

(i)
that the financial, business or other information concerning the wider Allied Domecq Group, as contained in the information publicly disclosed at any time by any member of the wider Allied Domecq Group, either contains misrepresentation of a material fact or omits to state a material fact necessary to make the information contained therein not misleading;

(ii)
that any member of the wider Allied Domecq Group is subject to any liability, contingent or otherwise, which is material in the context of the Allied Domecq Group taken as a whole;

(iii)
that any partnership or company in which any member of the wider Allied Domecq Group has a significant economic interest (being, in the case of a company, an interest carrying 25 per cent. or more of the voting capital of that company) and which is not a subsidiary of Allied Domecq is subject to any liability, contingent or otherwise, which is material in the context of the wider Allied Domecq Group;

(iv)
that any past or present member of the wider Allied Domecq Group has not complied with all applicable laws and regulations of any relevant jurisdiction relating to environmental matters which non-compliance would be likely to give rise to any liability (whether actual or contingent) which would be material in the context of the Allied Domecq Group taken as a whole;

(v)
that there has been an emission, disposal, discharge, deposit, spillage or leak of waste or hazardous or harmful substances on or about or from any property now or previously owned, occupied or made use of by any past or present member of the wider Allied Domecq Group

49

    which would be likely to give rise to any liability (whether actual or contingent) or cost which is material in the context of the Allied Domecq Group taken as a whole;

  (vi)
  circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any defect in a product or a process of manufacture, or materials used therein, now or previously manufactured, sold or carried out by any past or present member of the wider Allied Domecq Group, which claim or claims might adversely affect any member of the wider Allied Domecq Group in any way which is material in the context of the Allied Domecq Group taken as a whole;

  (vii)
  that there is or is likely to be any liability (whether actual or contingent) or requirement to make good, repair, reinstate or clean-up any property now or previously owned, occupied or made use of by any past or present member of the wider Allied Domecq Group which is material in the context of the Allied Domecq Group taken as a whole; and

  (viii)
  any information which affects the import of any information disclosed at any time by or on behalf of any member of the wider Allied Domecq Group and which is material in the context of the wider Allied Domecq Group taken as a whole.

3
For the purposes of the above conditions, "wider Allied Domecq Group" means Allied Domecq, its subsidiary undertakings, associated undertakings and any other undertaking in which Allied Domecq and/or such undertakings (aggregating their interests) have a significant interest, "wider Pernod Ricard Group" means Pernod Ricard, its subsidiary undertakings, associated undertakings and any other undertaking in which Pernod Ricard and/or such undertakings (aggregating their interests) have a significant interest, and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meaning ascribed to them in the Companies Act (other than paragraph 20(1)(b) which shall be specifically excluded for these purposes) and "significant interest" means an interest (direct or indirect) in 10 per cent. or more of the equity share capital (as defined in the Companies Act).

4
Pernod Ricard reserves the right to waive, in whole or in part, all or any of conditions 2(a)(ii) and (b) to (i) inclusive. Conditions 1(a) and (b) cannot be waived and conditions 1(c), (d) and (e) can only be waived with the prior consent of Allied Domecq. Pernod Ricard shall be under no obligation to waive or treat as satisfied any of such conditions by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any such conditions may not be capable of fulfilment.

5
5      Save with the consent of the Panel, the proposed Offer will lapse if, before the date of the Court Meeting, the Offer is referred to the Competition Commission or the European Commission initiates proceedings under Article 6(1)(c) of the Regulation in respect of the Offer.

6
If Pernod Ricard is required to make an offer for Allied Domecq Shares under the provisions of Rule 9 of the City Code, Pernod Ricard may make such alterations to any of the above conditions as are necessary to comply with the provisions of that rule.

7
7      Pernod Ricard reserves the right to effect the Offer by way of a takeover offer, in which case additional documents will be despatched to Allied Domecq Shareholders. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the Allied Domecq Shares to which such an offer relates (but capable of waiver on a basis consistent with Rule 10 of the City Code)), so far as applicable, as those which would apply to the Scheme.

50

PART IV

FINANCIAL INFORMATION OF ALLIED DOMECQ

Introduction

Section A of this Part IV sets out financial information relating to Allied Domecq for the three years ended 31 August 2004. Section B of this Part IV sets out the unaudited interim results of Allied Domecq for the six months ended 28 February 2005.

Financial information on Allied Domecq PLC

The financial information set out in Section A of this Part IV for the year ended 31 August 2004 has been extracted, without material adjustment, from the audited Annual Report and Accounts of Allied Domecq for the year ended 31 August 2004 (the "2004 accounts"). The financial information for the year ended 31 August 2003 has been extracted, without material adjustment, from the comparatives set out in the 2004 accounts. These comparatives were restated in the 2004 accounts following the adoption of "FRS 17 – Retirement benefits", "Application Note G – revenue recognition" an amendment to "FRS 5 – Reporting the substance of transaction" and "UITF 38 – Accounting for ESOP Trusts". The financial information for the year ended 31 August 2002 has been extracted, without material adjustment, from the comparatives set out in the audited US Annual Report on Form 20-F of Allied Domecq PLC for the year ended 31 August 2004 (the "2004 20-F") and from the audited Annual Report and Accounts of Allied Domecq for the year ended 31 August 2003. These comparatives were restated in the 2004 20-F following the adoption of "FRS 17 – Retirement benefits", "Application Note G – revenue recognition" an amendment to "FRS 5 – Reporting the substance of transaction" and "UITF 38 – Accounting for ESOP Trusts".

In the accounts for the year ended 31 August 2004 and prior periods, the Group recorded goodwill at the historical rates of exchange fixed at the date of acquisition. The Group intends in its financial statements for the year ending 31 August 2005, to record the cumulative foreign currency retranslation difference on goodwill through its reserves and in future periods goodwill will continue to be retranslated at closing balance sheet rates. The effect in any period will be to increase or decrease both capitalised goodwill and profit and loss account reserves by equal amounts. The amount will depend upon year end currency rates. If the amounts had been recorded at 31 August 2004, goodwill and profit and loss account reserves would each have been increased by £42 million. Normalised earnings and cash will be unaffected.

The financial information contained in Section A of this Part IV does not constitute the Group's full statutory financial statements within the meaning of section 240 of the Companies Act. The Annual Report and Accounts for Allied Domecq for each of the three years ended 31 August 2004 have been delivered to the Registrar of Companies pursuant to section 232 of the Companies Act. The reports of the Company's auditor, KPMG Audit Plc, for each of the three years ended 31 August 2004 were unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act.

The information set out in Section B of this Part IV has been extracted, without material adjustment, from the unaudited Interim Report of Allied Domecq for the six months to 28 February 2005, which was published on 22 April 2005.

References in this Part to the "Group" or "group" are to Allied Domecq PLC.

51

SECTION A
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF ALLIED DOMECQ
FOR THE THREE YEARS ENDED 31 AUGUST 2004

Group profit and loss account

		Year ended 31 August 2004					Year ended 31 August 2003 (restated)					Year ended 31 August 2002 (restated)
	Note	Before goodwill and exceptional items		Goodwill and exceptional items	Total		Before goodwill and exceptional items		Goodwill and exceptional items	Total		Before goodwill and exceptional items		Goodwill and exceptional items	Total

		(£m)
Turnover	2	3,229		–	3,229		3,317		–	3,317		3,254		–	3,254
Operating costs goodwill amortisation	7	–		(40)	(40)		–		(40)	(40)		–		(38)	(38)
Mexican excise rebate	7	–		–	–		–		38	38		–		213	213
other	7	(2,604)		(36)	(2,640)		(2,704)		(10)	(2,714)		(2,684)		(84)	(2,768)

Operating profit from continuing activities		625		(76)	549		613		(12)	601		570		91	661
Share of profits of associated undertakings	16	32		–	32		24		–	24		15		–	15

Trading profit	2	657		(76)	581		637		(12)	625		585		91	676
Profit on sale of businesses in discontinued activities	8	–		20	20		–		–	–		–		–	–
Profit on disposal of fixed assets in continuing activities	8	–		14	14		–		–	–		–		–	–

Profit on ordinary activities before finance charges		657		(42)	615		637		(12)	625		585		91	676
Interest payable	9	(117)		–	(117)		(126)		–	(126)		(130)		–	(130)
Other finance charges	6	(19)		–	(19)		(20)		–	(20)		24		–	24

Profit on ordinary activities before taxation		521		(42)	479		491		(12)	479		479		91	570
Taxation	10	(125)		16	(109)		(118)		(8)	(126)		(120)		(46)	(166)

Profit on ordinary activities after taxation		396		(26)	370		373		(20)	353		359		45	404
Minority interests – equity and non-equity	25	(14)		–	(14)		(16)		–	(16)		(13)		–	(13)

Profit earned for Ordinary Shareholders for the year	24	382		(26)	356		357		(20)	337		346		45	391
Ordinary dividends	12				(167)					(150)					(141)

Retained profit					189					187					250

Earnings per Ordinary Share:
basic	11				33.1	p				31.3	p				36.7	p
diluted	11				32.9	p				31.3	p				36.6	p
normalised	11	35.5	p				33.2	p				32.5	p

52

Consolidated balance sheet

	Note	31 August 2004

		(£m)
Fixed assets
Intangible assets	13	1,234
Tangible assets	14	921
Investments and loans	15	21
Investments in associates	16	73

Total fixed assets		2,249

Current assets
Stocks	17	1,343
Debtors	18	636
Cash at bank and in hand		129

Total current assets		2,108

Creditors (due within one year)
Short term borrowings	21	(378)
Other creditors	19	(1,088)

Total current liabilities		(1,466)

Net current assets		642

Total assets less current liabilities		2,891
Creditors (due after more than one year)
Loan capital	21	(1,692)
Other creditors	19	(43)

Total creditors due after more than one year		(1,735)

Provisions for liabilities and charges	20	(179)

Net assets excluding pensions and post-retirement liabilities		977

Pension and post-retirement liabilities (net of deferred taxation)		(387)

Net assets including pension and post-retirement liabilities		590

Capital and reserves
Called up share capital	23	277
Share premium account	24	165
Merger reserve	24	(823)
Shares held in employee trusts	24	(112)
Profit and loss account	24	1,003

Shareholders' funds – equity		510
Minority interests – equity and non-equity	25	80

		590

53

Consolidated cash flow statement

	Note	31 August 2004

		(£m)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit		549
Goodwill amortisation		40
Exceptional operating costs		8
Depreciation		78
Increase in stocks		(5)
Increase in debtors		(3)
Increase in creditors		9
Expenditure against provisions for reorganisation and restructuring costs		(34)
Other items		13

Net cash inflow from operating activities		655
Dividends received from associated undertakings		15
Returns on investments and servicing of finance	26	(122)
Taxation paid	26	(82)
Capital expenditure and financial investment	26	(58)
Acquisitions and disposals	26	9
Equity dividends paid		(156)

Cash inflow before use of liquid resources and financing		261
Management of liquid resources		(4)
Financing	26	16

Increase in cash in the year		273

Reconciliation of net cash flow to movement in net debt
Increase in cash in the year		273
Increase in liquid resources		4
Decrease in loan capital		1
Movement in net debt resulting from cash flows		278
Exchange adjustments		193

Movement in net debt during the year		471
Opening net debt		(2,412)

Closing net debt	28	(1,941)

54

Group statement of total recognised gains and losses

31 August 2004

(£m)
Profit earned for Ordinary Shareholders for the year	356
Currency translation differences on foreign currency net investments	108
Taxation on translation differences	(26)
Associated undertaking reserve movement (see note 16)	(17)
Actuarial gains on net pension liabilities	2

Total recognised gains and losses for the year	423
Prior year adjustment	(552)

Total gains and losses recognised since the last Annual Report and Accounts	(129)

Group note of historical cost profits and losses

There is no difference between the profit earned for Ordinary Shareholders as disclosed in the profit and loss account and the profit stated on an historical basis.

Group reconciliation of movements on Shareholders' funds

31 August 2004

(£m)
Total recognised gains and losses for the year	423
Movement on shares in employee trusts	17
Ordinary dividends	(167)

Net movement in Shareholders' funds	273
Shareholder's funds at the beginning of the year as originally reported	918
Prior year adjustment (see note 24)	(681)

Shareholders' funds at the beginning of the year as restated	237

Shareholders' funds at the end of the year	510

55

Notes

(1)  Accounting policies

Basis of accounting

The accounts are prepared under the historical cost convention and comply with accounting policies generally accepted in the United Kingdom ("UK GAAP").

Changes in accounting policies

The Group has adopted "FRS 17 – Retirement benefits" in full from 1 September 2003 (see note 6). In prior years the Group has complied with the transitional disclosure requirements of this standard. The Group has also adopted "Application Note G – revenue recognition" an amendment to "FRS 5 – Reporting the substance of transactions" (see note 2) and has complied with "UITF 38 – Accouting for ESOP Trusts" (see note 15).

The impact of the adoption of these accounting standards has been reflected throughout the accounts. Prior year comparatives have been restated where appropriate (see note 24).

Basis of consolidation

Allied Domecq PLC (the "Group" or "Company") accounts consolidate the accounts of the Company and its interests in subsidiary undertakings. Interests in associated undertakings are included using the equity method of accounting. The results of businesses acquired or disposed of during the year are consolidated for the period from, or up to, the date control passes.

Acquisitions

On the acquisition of a business, or an interest in an associate, fair values, reflecting conditions at the date of the acquisition, are attributed to the net assets acquired. Adjustments are also made to bring accounting policies in line with those of the Group.

Intangible fixed assets

Goodwill arising on acquisitions of a business since 1 September 1998 is capitalised and amortised by equal instalments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Purchased intangible assets are also capitalised and amortised over their estimated useful economic lives on a straight-line basis, except for purchased brand intangible assets. Purchased brand intangible assets are considered by the Board of Directors, to have an indefinite life given the proven longevity of premium spirits brands and the continued level of marketing support. Allied Domecq do not amortise purchased brand intangible assets but they are subject to annual impairment reviews.

Tangible fixed assets

Tangible fixed assets are capitalised at cost. Depreciation is provided to write off the cost less the estimated residual value of assets by equal instalments over their estimated useful economic lives as follows: Land and buildings – the shorter of 50 years or the length of the lease; distilling and maturing equipment – 20 years; storage tanks 20 to 50 years: other plant and equipment and fixtures and fittings – 5 to 12 years; and computer software – 4 years. Vineyard developments are not depreciated in the first 3 years unless they become productive within that time. No depreciation is provided on freehold land.

Fixed asset investments

Fixed asset investments are stated at cost, less provision for any permanent diminution in value.

Turnover

Turnover represents sales to external customers (including excise duties but excluding sales taxes) and franchise income.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost comprises purchase price or direct production cost, together with duties and manufacturing overheads. The cost of spirits and wine stocks is determined by the weighted average cost method. Stocks are included in current assets, although a portion of such stocks may be held for periods longer than one year.

Deferred tax

Full provision is made for deferred tax assets and liabilities arising from timing differences. Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Financial instruments

The Group uses financial derivative instruments to manage exposures to movements in interest and exchange rates. Transactions involving financial instruments are accounted for as follows:

  (i)
  Gains or losses arising on forward exchange contracts are taken to the profit and loss account in the same period as the underlying transaction. Premiums paid or received on foreign currency options are taken to the profit and loss account when the option expires or matures.

  (ii)
  Net interest arising on interest rate agreements is taken to the profit and loss account over the life of the agreement.

  (iii)
  Gains and losses on foreign currency debt and foreign exchange contracts held for the purposes of hedging balance sheet translation exposures are taken to reserves.

56

Foreign currencies

Monetary assets and liabilities arising from transactions in foreign currencies are translated at the rate of exchange prevailing at the date of transaction. Subsequent movements in exchange rates are included in the Group profit and loss account. The results of undertakings outside the UK are translated at weighted average exchange rates each month. The closing balance sheets of undertakings outside the UK are translated at year end rates. Exchange rate differences arising from the translation of foreign currency denominated balance sheets to closing rates are dealt with through reserves.

Pension and post retirement medical benefits

In accordance with "FRS 17 – Retirement Benefits", the operating and financing costs of pension and post-retirement schemes are recognised separately in the profit and loss account. Service costs are systematically spread over the service lives of the employees and financing costs are recognised in the period in which they arise. The costs of past service benefit enhancements, settlements and curtailments are also recognised in the period in which they arise.

The difference between actual and expected returns on assets during the year, including changes in actuarial assumptions, are recognised in the statement of total recognised gains and losses.

(2)  Activity analysis

	Year ended 31 August 2004
	Continuing
	Spirits & Wine	QSR	Britannia	Total continuing	Discontinued	Total

	(£m)
Turnover	3,003	226	–	3,229	–	3,229

Trading profit before exceptional items and goodwill	548	86	23	657	–	657
Goodwill amortisation	(40)	–	–	(40)	–	(40)
Exceptional items	(34)	(2)	–	(36)	–	(36)

Trading profit after goodwill and exceptional items	474	84	23	581	–	581
Profit on sale of businesses in discontinued activities	–	–	–	–	20	20
Profit/(loss) on disposal of fixed assets in continuing activities	15	(1)	–	14	–	14

Profit before finance charges	489	83	23	595	20	615
Finance charges						(136)

Profit on ordinary activities before taxation						479

Depreciation	68	10	–	78	–	78
Capital expenditure	91	21	–	112	–	112
Assets employed	2,616	134	36	2,786	–	2,786
Average numbers of employees	10,762	923	–	11,685	–	11,685

	Year ended 31 August 2003 (restated)
	Continuing
	Spirits & Wine	QSR	Britannia	Total continuing	Discontinued	Total

	(£m)
Turnover	3,058	259	–	3,317	–	3,317

Trading profit before exceptional items and goodwill	538	79	20	637	–	637
Goodwill amortisation	(40)	–	–	(40)	–	(40)
Exceptional items	37	(9)	–	28	–	28

Profit before finance charges	535	70	20	625	–	625
Finance charges						(146)

Profit on ordinary activities before taxation						479

Depreciation	64	11	–	75	–	75
Capital expenditure	114	27	–	141	–	141
Assets employed	2,777	103	49	2,929	–	2,929
Average numbers of employees	11,343	1,206	–	12,549	–	12,549

57

	Year ended 31 August 2002 (restated)
	Continuing
	Spirits & Wine	QSR	Britannia	Total continuing	Discontinued	Total

	(£m)
Turnover	2,938	316	–	3,254	–	3,254

Trading profit before exceptional items and goodwill	491	78	16	585	–	585
Goodwill amortisation	(38)	–	–	(38)	–	(38)
Exceptional items	129	–	–	129	–	129

Profit before finance charges	582	78	16	676	–	676
Finance charges						(106)

Profit on ordinary activities before taxation						570

Depreciation	65	10	–	75	–	75
Capital expenditure	99	34	–	133	–	133
Assets employed	2,826	120	46	2,992	–	2,992
Average numbers of employees	10,940	1,173	–	12,113	–	12,113

Notes:

(a)
The Group has adopted "Application Note G" an amendment to "FRS 5 – Reporting the substance of transactions". This has resulted in a number of items that were previously classified as operating costs (£69m) and advertising and promotion (£24m) to be treated as discounts. Trading profit was not affected.

(b)
Normalised profit before tax is £521m (2003: £491m, 2002: £479m) being trading profit £657m (2003: £637m, 2002: £585m) less finance charges £136m (2003: £146m, 2002: £106m).

(c)
Spirits & Wine goodwill is amortised over 20 years and relates principally to Mumm, Perrier Jouët and Montana acquired in 2001 and Jinro Ballantines acquired in 2000.

(d)
Assets employed are before deducting net borrowings of £1,941m (2003: £2,412m, 2002: £2,578m), tax payable of £151 million (2003: £111m, 2002: £118m) and dividends payable of £104m (2003: £93 million, 2002: £88m) to give net assets of £590m (2003: £313m, 2002: £208m).

(e)
Trading profit includes the Group's share of profits of associated undertakings whose turnover is not included.

(f)
Acquired activities in 2004, 2003 and 2003 had no material impact on turnover and trading profit.

58

(3)  Geographical analysis

	Year ended 31 August 2004
	By country of operation
	Europe	Americas	Rest of World	Total

	(£m)
Turnover
– continuing activities	2,106	1,685	368	4,159
– to Group Companies				(930)
– external				3,229
Trading profit
– continuing activities	250	348	59	657
– goodwill amortisation in continuing activities	(20)	(2)	(18)	(40)
– exceptional items in continuing activities	(23)	(10)	(3)	(36)

Trading profit after goodwill and exceptional items	207	336	38	581
Profit on sale of businesses in discontinued activities	20	–	–	20
Profit on disposal of fixed assets in continuing activities	14	–	–	14

Profit before finance charges	241	336	38	615

Assets employed	1,081	1,079	626	2,786

	Year ended 31 August 2003 (restated)
	By country of operation
			Rest of World
	Europe	Americas		Total

	(£m)
Turnover
– continuing activities	2,029	1,804	411	4,244
– to Group companies				(927)
– external				3,317
Trading profit
– continuing activities	246	326	65	637
– goodwill amortisation in continuing activities	(20)	(2)	(18)	(40)
– exceptional items in continuing activities	4	24	–	28

Profit before finance charges	230	348	47	625

Assets employed	1,113	1,196	620	2,929

	Year ended 31 August 2002 (restated)
	By country of operation
			Rest of World
	Europe	Americas		Total

	(£m)
Turnover
– continuing activities	1,845	1,823	399	4,067
– to Group companies				(813)
– external				3,254
Trading profit
– continuing activities	238	301	46	585
– goodwill amortisation	(19)	(1)	(18)	(38)
– exceptional items in continuing activities	(32)	161	–	129

Profit before finance charges	187	461	28	676

Assets employed	980	1,252	760	2,992

Notes:

(a)
Export sales from the United Kingdom were £431m (2003: £419m, 2002: £448m) including £301m (2003: £300m, 2002: £336m) sales to Group companies.

(b)
Trading profit includes the Group's share of profits of associated undertakings whose turnover is not included.

59

	Year ended 31 August 2004
	By country of destination
			Rest of World
	Europe	Americas		Total

	(£m)
Turnover
– continuing activities	1,356	1,392	481	3,229
Trading profit
– continuing activities	235	327	95	657
– goodwill amortisation in continuing activities	(20)	(2)	(18)	(40)
– exceptional items in continuing activities	(23)	(10)	(3)	(36)

Trading profit after goodwill and exceptional items	192	315	74	581
Profit on sale of businesses in discontinued activities	20	–	–	20
Profit on disposal of fixed assets in continuing activities	14	–	–	14

Profit before finance charges	226	315	74	615

	Year ended 31 August 2003 (restated)
	By country of destination
			Rest of World
	Europe	Americas		Total

	(£m)
Turnover
– continuing activities	1,326	1,478	513	3,317
Trading profit
– continuing activities	204	330	103	637
– goodwill amortisation	(20)	(2)	(18)	(40)
– exceptional items in continuing activities	4	24	–	28

Profit before finance charges	188	352	85	625

	Year ended 31 August 2002 (restated)
	By country of destination
			Rest of World
	Europe	Americas		Total

	(£m)
Turnover	1,166	1,586	502	3,254
Trading profit
– continuing activities	195	300	90	585
– goodwill amortisation	(19)	(1)	(18)	(38)
– exceptional items in continuing activities	(32)	161	–	129

Profit before finance charges	144	460	72	676

Notes:

(a)
Turnover excludes sales to Group companies.

(b)
Trading profit includes the Group's share of profits of associated undertakings whose turnover in not included.

(4)  Exchange rates

	Average rate for the year			Closing rate at 31 August
The significant translation rates to £1:	2004	2003	2002	2004	2003	2002

US Dollar	1.78	1.60	1.46	1.81	1.58	1.55
Mexican Peso	19.92	16.72	13.70	20.55	17.48	15.33
Euro	1.47	1.49	1.60	1.48	1.45	1.58

60

(5)  Staff costs

	Year to 31 August 2004
	Full Time		Part Time			Year to 31 August 2003 (restated) Total	Year to 31 August 2002 (restated) Total
	UK	Overseas	UK	Overseas	Total

	(£m)
Remuneration	71	270	2	7	350	377	357
Social security	9	35	–	–	44	44	42
Pension schemes
– United Kingdom	11	–	–	–	11	10	6
– Overseas	–	17	–	–	17	14	8
Post retirement medical benefits (PRMB)	1	3	–	–	4	5	8

	92	325	2	7	426	450	421

Average numbers employed
2004 – Continuing operations	1,699	8,856	71	1,059	11,685
2003 – Continuing operations	1,804	9,319	187	1,239		12,549
2002 – Continuing operations	1,563	9,034	146	1,370			12,113

(6)  Pension and post-retirement benefit schemes

The Group operates a number of pension and post-retirement healthcare schemes throughout the world. The major schemes are of the defined benefit type and the assets of the schemes are largely held in separate trustee administered funds. The UK funds represent approximately 80% of the overall pension liabilities of the Group and are closed to new members. The Group operates defined benefit pension and post-retirement medical benefit schemes in several countries overseas, with the most significant being in the US and Canada. In addition there are a number of defined contribution schemes.

The assets and liabilities of the defined benefit schemes are reviewed regularly by independent professionally qualified actuaries. For the UK schemes a full assessment is undertaken every three years for funding purposes and the latest full actuarial valuation of the UK schemes was carried out as at 6 April 2003 using the projected unit credit method. The latest actuarial reviews of the US and Canadian schemes were carried out as at 1 January 2004.

The Group has adopted "FRS 17 – Retirement benefits" in full from 1 September 2003.

The Group's investment strategy for its funded pension schemes has been developed within the framework of local statutory requirements. The Group's policy for the allocation of assets within the schemes has the objective of maintaining the right balance between controlling risk and achieving the long-term returns which will minimise the cost to the Group. The Group aims to invest a significant proportion of the assets (50%) into equities which the Group believes offer the best returns over the longer term. In addition the Group invests approximately 40% of the assets into bonds with the remainder in properties and cash.

The total cost of pension and post-retirement benefits for the Group was £51m (2003: £49m, 2002: £2m credit) of which £32m (2003: £29m, 2002: £22m) has been charged against operating profit and £19m (2003: £20m, 2002: £24m credit) has been charged within other finance charges.

(a)
The major assumptions used were:

	31 August 2004		31 August 2003		31 August 2002
	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas

	(%)
Inflation	2.9	3.0	2.5	3.0	2.3	2.1
Rate of general increase in salaries	4.4	4.3	4.0	4.4	4.1	4.8
Rate of increase to benefits	3.2	1.8	3.1	1.8	3.1	2.1
Discount rate for scheme liabilities	5.8	5.7	5.6	6.0	6.0	6.5
The expected long term rate of returns and market values of the significant schemes is:
Equities	7.7	8.1	7.5	8.2	7.5	8.7
Bonds	5.4	6.0	5.0	5.8	5.0	6.1
Property and other	4.7	4.0	5.5	4.3	5.2	4.4

61

(b)
The net pension and post-retirement medical benefits (PRMB) liability of the Group as at 31 August 2004 was:

	31 August 2004		31 August 2003		31 August 2002
	United Kingdom market value	Overseas market value	United Kingdom market value	Overseas market Value	United Kingdom Market value	Overseas market value

	(£m)
Equities	821	134	814	156	896	206
Bonds	616	136	594	161	458	115
Property and other	159	33	143	14	197	6

Total market value of assets	1,596	303	1,551	331	1,551	327
Present value of scheme liabilities	(2,002)	(458)	(2,004)	(464)	(1,941)	(417)

Deficit in the schemes	(406)	(155)	(453)	(133)	(390)	(90)
Related deferred tax asset	122	52	136	45	117	27

Net pension and PRMB liability	(284)	(103)	(317)	(88)	(273)	(63)

(c)
Profit and loss account charges

	31 August 2004		31 August 2003		31 August 2002
	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas

	(£m)
The amounts charged to operating profit during the year were:
Current service cost	11	21	10	19	6	9
Past service cost	–	–	–	–	–	7

Total included within operating profit	11	21	10	19	6	16
The amounts charged to other finance charges during the year were:
Interest cost	110	25	114	26	110	28
Expected return on assets	(97)	(19)	(98)	(22)	(130)	(32)

Total included within other finance charges	13	6	16	4	(20)	(4)

(d)
Analysis of amount that has been included within the Group statement of recognised gains and losses:

	31 August 2004		31 August 2003		31 August 2002
	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas

	(£m)
Actual return less expected return on pension scheme assets	10	5	(12)	(6)	(322)	(64)
Experience gains and losses arising on the scheme liabilities	(17)	(3)	20	(4)	(52)	–
Changes in assumptions underlying the present value of the scheme liabilities	34	(26)	(71)	(22)	(19)	(19)

Actuarial gain/(loss) recognised in Group statement of total recognised gains and losses	27	(24)	(63)	(32)	(393)	(83)
Deferred tax movement	(8)	7	19	11	112	25

Actuarial gain/(loss) recognised in Group statement of total recognised gains and losses – net of tax	19	(17)	(44)	(21)	(281)	(58)

62

(e)
The movement in deficit during the year was:

	31 August 2004		31 August 2003		31 August 2002
	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas

	(£m)
Deficit in scheme at beginning of year	(453)	(133)	(390)	(90)	(31)	(4)
Movement in year:
Current service cost	(11)	(21)	(10)	(19)	(6)	(9)
Past service cost	–	–	–	–	–	(7)
Contributions	44	13	26	16	20	4
Other finance income	(13)	(6)	(16)	(4)	20	4
Currency translation adjustment	–	16	–	(4)	–	5
Actuarial gain/(loss)	27	(24)	(63)	(32)	(393)	(83)

Deficit in scheme at the end of the year	(406)	(155)	(453)	(133)	(390)	(90)

(f)
The history of experience gains and losses is:

	31 August 2004		31 August 2003		31 August 2002
	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas

Actual return less expected return on pension scheme assets
Amount (£m)	10	5	(12)	(6)	(322)	(64)
Percentage of the scheme assets (%)	1%	2%	(1% )	(2% )	(21% )	(20% )
Experience gains and losses arising on the scheme liabilities
Amount (£m)	(17)	(3)	20	(4)	(52)	–
Percentage of the present value of the scheme liabilities (%)	1%	1%	(1%)	1%	3%	–
Actuarial loss recognised in Group statement of total recognised gains and losses
Amount (£m)	27	(24)	(63)	(32)	(393)	(83)
Percentage of the present value of the scheme liabilities (%)	(1% )	5%	3%	7%	20%	20%

(7)  Operating costs

		Year to 31 August	Year to 31 August	Year to 31 August
	Note	2004	2003 (restated)	2002 (restated)

		(£m)
Change in stocks of finished goods and work in progress		(5)	(72)	(94)
Raw materials and consumables		810	838	840
Customs and excise duty paid
– ongoing		618	671	638
– Mexican excise rebate		–	(38)	(213)
Staff costs	5	426	450	421
Depreciation	14	78	75	75
Goodwill amortisation		40	40	38
Other operating charges including exceptional items		654	690	823
Operating leases
– hire of equipment		11	11	11
– property rents		45	48	48
Payments to auditor
– fees for audit		3	3	6

		2,680	2,716	2,593

The parent company audit fee was nil (2003 and 2002: nil). Other payments to the auditor related to taxation services £1m (2003: £1m, 2002: £2m), and other of £nil (2003: £nil, 2002: £2m).

63

(8)  Goodwill amortisation and exceptional items

	Year to 31 August 2004	Year to 31 August 2003	Year to 31 August 2002

	(£m)
Goodwill amortisation	(40)	(40)	(38)

Exceptional items
Mexican excise rebate	–	38	213
Mexican social projects	–	–	(11)
Acquisition integration costs	–	(3)	(36)
Termination of land lease	–	–	(23)
Asset write downs	(5)	2	(14)
Restructuring	(31)	(9)	–

Total exceptional items within operating costs	(36)	28	129
Profit on sale of businesses	20	–	–
Profit on disposal of fixed assets	14	–	–

Goodwill amortisation and exceptional items before taxation	(42)	(12)	91
Taxation	16	(8)	(46)

Goodwill amortisation and exceptional items after taxation	(26)	(20)	45

(9)  Interest payable

	Year to 31 August 2004	Year to 31 August 2003	Year to 31 August 2002

	(£m)
Interest on bank loans and overdrafts	21	31	63
Interest on other loans	103	107	75
Less: deposit and other interest receivable	(7)	(12)	(8)

Interest payable	117	126	130

(10)  Taxation

	Year to 31 August
	2004	2003 (restated)	2002 (restated)

	(£m)
The charge for taxation on the profit for the period comprises:
Current tax
United Kingdom taxation
Corporation tax at 30% (2003: 30%, 2002: 30%)	(3)	25	18
Adjustment in respect of prior periods	(11)	(1)	(3)
Double taxation relief	(3)	(1)	(3)

	(17)	23	12
Overseas taxation
Corporation tax	65	60	188
Adjustment in respect of prior periods	1	9	(26)

	66	69	162
Taxation on attributable profit of associated undertakings	10	10	7

Total current tax	59	102	181
Deferred tax
Origination and reversal of timing differences	57	64	(10)
Adjustment in respect of prior periods	(7)	(32)	5
Recognition of deferred tax assets arising in prior periods	–	(8)	(10)

Total tax charge	109	126	166

64

A reconciliation of the current tax charge at the UK corporation tax rate of 30% (2003: 30%, 2002: 30%) to the Group's current tax on profit on ordinary activities is shown below:

	Year to 31 August
	2004	2003 (restated)	2002 (restated)

	(£m)
Profit on ordinary activities before taxation	479	479	570

Notional charge at UK corporation tax rate of 30%	144	144	171
Differences in effective overseas tax rates	11	16	18
Adjustments to prior period tax charges	(10)	8	(29)
Taxable intra-group dividend income	–	5	14
Utilisation of tax losses not recognised	–	–	(14)
Non deductible expenditure	7	13	22
Non taxable income and gains	(33)	(12)	(10)
Losses and other timing differences	(57)	(64)	10
Other current year items	(3)	(8)	(1)

Current tax charge	59	102	181

(11)  Earnings per share

Basic earnings per share of 33.1p (2003: 31.3p, 2002: 36.7p) has been calculated on earnings of £356m (2003: £337m, 2002: £391m) divided by the average number of shares of 1,076m (2003: 1,075m, 2002: 1,066m).

Diluted earnings per share of 32.9p (2003: 31.3p, 2002: 36.6p) has been calculated on earnings of £356m (2003: £337m, 2002: £391m) and after including the effect of all dilutive potential Ordinary Shares, the average number of shares is 1,083m (2003: 1,076m, 2002: 1,069m).

To show earnings per share on a comparable basis, normalised earnings per share of 35.5p (2003: 33.2p, 2002: 32.5p) has been calculated on normalised earnings of £382m (2003: £357m, 2002: £346m) divided by the average number of shares of 1,076m (2003: 1,075m, 2002: 1,066m). Normalised earnings has been calculated as follows:

	Year to 31 August
	2004	2003 (restated)	2002 (restated)

	(£m)
Earnings as reported	356	337	391
Adjustment for exceptional items net of tax	(10)	(18)	(81)
Adjustment for goodwill amortisation net of tax	36	38	36

Normalised earnings	382	357	346

Average number of shares	millions	millions	millions
Weighted average ordinary shares in issue during the year	1,107	1,107	1,087
Weighted average ordinary shares owned by the Allied Domecq employee trusts*	(31)	(32)	(21)

Weighted average ordinary shares used in basic earnings per share calculation	1,076	1,075	1,066

Note:

*
Includes American Depositary Shares representing underlying Ordinary Shares.

(12)  Ordinary dividends

	Year to 31 August
	2004	2003	2002	2004	2003	2002

	(£m)			(p)
Interim	63	57	53	5.83	5.30	4.90
Final	104	93	88	9.67	8.70	8.10

	167	150	141	15.50	14.00	13.00

65

(13)  Intangible assets

	31 August 2004
	Goodwill	Brands	Other intangibles	Total

	(£m)
Cost
At the beginning of the year	785	555	35	1,375
Currency translation adjustment	–	–	–	–
Additions	4	–	–	4

At the end of the year	789	555	35	1,379
Amortisation
At the beginning of the year	(93)	–	(9)	(102)
Currency translation adjustment	–	–	–	–
Charge for the year	(40)	–	(3)	(43)

At the end of the year	(133)	–	(12)	(145)

Net balance at the end of the year	656	555	23	1,234

Goodwill is being amortised over 20 years. All goodwill relates to the Spirits & Wine segment.

Brands relates to the acquisition of Malibu in 2002. The acquired brand intangible asset is determined to have an indefinite useful economic life. An impairment review was carried out at the balance sheet date and the Board of Directors were satisfied that the brand had not suffered any loss in value.

Other intangibles are being amortised over ten years.

(14)  Tangible assets

	31 August 2004
	Land and Buildings	Plant and Equipment	Total

	(£m)
Cost
At the beginning of the year	773	721	1,494
Currency translation adjustment	(45)	(39)	(84)

	728	682	1,410
Additions
– acquisitions	2	1	3
– capital expenditure	31	81	112
Disposals and transfers	(38)	(33)	(71)

At the end of the year	723	731	1,454
Depreciation
At the beginning of the year	(169)	(359)	(528)
Currency translation adjustment	12	20	32

	(157)	(339)	(496)
Disposals and transfers	15	26	41
Charge for the year	(17)	(61)	(78)

At the end of the year	(159)	(374)	(533)

Net book value at 31 August 2004	564	357	921

	31 August 2004
	At cost	Net book value

	(£m)
Freehold land and buildings	638	506
Long lease land and buildings	16	14
Short lease land and buildings	69	44

Total land and buildings	723	564

66

(15)  Investments and loans

	31 August 2004
	Investments
			Franchise and trade loans
	Listed	Unlisted		Total

	(£m)
At the beginning of the year	139	13	8	160
Prior year adjustment	(129)	–	–	(129)

At the beginning of the year (restated)	10	13	8	31
Currency translation adjustment	–	–	(1)	(1)
Disposals and transfers	(8)	–	(1)	(9)

At the end of the year	2	13	6	21

The Group has complied with "UTIF 38 – Accounting for ESOP Trusts". This has resulted in the reclassification of shares held in employee trusts from investments to Shareholders' funds and has been accounted for as a prior year adjustment.

The unlisted investments include a holding of 1% in Suntory Limited, incorporated in Japan.

(16)  Investments in associates

	31 August 2004
	Cost	Unlisted companies' share of reserves	Listed companies' share of reserves	Loans	Total

	(£m)
At the beginning of the year	43	26	14	2	85
Currency translation adjustment	(1)	(1)	(1)	–	(3)
Additions	1	–	–	–	1
Other reserve movement	–	(17)	–	–	(17)
Share of retained profit for the year	–	7	–	–	7

At the end of the year	43	15	13	2	73

The share of profits before taxation was £32m (2003: £24m, 2002: £15m) and dividends received were £15m (2003: £13m, 2002: £11m).

The principal associate is a 23.75% equity interest in Britannia Soft Drinks Limited, a company engaged in the manufacture and sale of soft drinks. In 2004 Britannia adopted a defined benefit pension plan which resulted in a £17million reduction in the Group's share of the net assets.

Other associates include Baskin Robbins Japan (44% equity interest) and Baskin Robbins Korea (33% equity interest) and the Group's interest in the Miller ready-to-drink commercial partnership.

The above figures comprise the amounts attributable to the Group based on the latest accounts it has been practicable to obtain, some of which are unaudited management accounts.

(17)  Stocks

31 August 2004

(£m)
Raw materials and consumables	27
Maturing inventory	1,025
Finished products	273
Bottles, cases and pallets	18

1,343

(18)  Debtors

31 August 2004

(£m)
Amounts due within one year
Trade debtors	450
Deferred tax assets (note 20)	18
Other debtors	94
Prepayments and accrued income	58

620

Amounts due after more than one year
Other debtors	3
Prepayments and accrued income	13

16

Debtors	636

67

(19)  Creditors

31 August 2004

(£m)
Amounts due within one year
Trade creditors	233
Bills payable	18
Other creditors	255
Social security	9
Taxation	196
Accruals and deferred income	273
Proposed dividend (note 12)	104

1,088

Amounts due after more than one year
Other creditors	33
Accruals and deferred income	10

43

(20)  Provisions for liabilities and charges

	31 August 2004
	Post-retirement medical benefits (restated)	Reorganisation and Restructuring	Surplus properties	Deferred taxation (restated)	Total

	(£m)
At the beginning of the year	90	31	9	153	283
Prior year adjustment	(90)	–	–	(67)	(157)

At the beginning of the year (restated)	–	31	9	86	126
Currency translation adjustment	–	4	–	(5)	(1)
Timing differences within statement of recognised gains and losses	–	–	–	23	23
Utilised during the year	–	(43)	–	–	(43)
Charged during the year	–	31	–	43	74

At the end of the year	–	23	9	147	179

The Group has adopted "FRS 17 – Retirement benefits". As a result, pensions and post-retirement medical liabilities and the related deferred tax are now included within the new balance sheet classification "Pension and post-retirement liabilities". This has been accounted for as a prior year adjustment.

During the year ended 31 August 2004, £11m of reorganisation and restructuring provisions brought forward from previous years were utilised during the year. New provisions totalling £7m were created during the year. Of the provisions outstanding at the year end, £11m related to the termination of a land lease in California and £2m for the trust fund established for social and community projects in Mexico. The remainder related to the Group restructuring programme.

It is expected that the majority of reorganisation and restructuring costs will be incurred in the financial year ending 31 August 2005, whilst the trust funds will be disbursed as the projects develop.

The provision for surplus properties will be utilised over the terms of the leases to which the provision relates.

68

31 August 2004

(£m)
Deferred taxation
Accelerated capital allowances	37
Goodwill and other intangible assets	117
Tax losses and credits	(58)
Pensions and post-retirement benefits	(174)
Other timing differences	33

Net deferred taxation asset	(45)
Comprising:
Deferred tax asset (note 18)	(18)
Deferred tax liability	147
Pension and post-retirement benefits (note 6)	(174)

(45)

31 August 2004

(£m)
Movement in deferred taxation
At the beginning of the year	136
Prior year adjustment	(253)

At the beginning of the year (restated)	(117)
Timing differences within statement of recognised gains and losses	22
Charged during the year	50

At the end of the year	(45)

The prior year adjustment arises following the introduction of "FRS 17 – Retirement benefits".

Deferred tax assets of £39m at 31 August 2004 have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions.

Deferred tax has not been provided for liabilities which might arise on unremitted earnings of overseas subsidiaries and associates, as such earnings are reinvested by the Group and no tax is expected to be payable on them in the foreseeable future.

(21)  Net debt

		31 August 2004

	Redemption date	(£m)
Unsecured loans
GBP250m Bond (6.625%)*	2014	247
EUR600m Bond (5.875%)*	2009	402
GBP450m Bond (6.625%)*	2011	448
EUR800m Bond (5.5%)*	2006	539
NZD125m Capital Notes (9.3%)	2006	45
DEM500m Notes (4.75%)*	2005	173
NZD100m Revolving Credit Facility*	2006	19
MXN600m Revolving Credit Facility	2008	28
Foreign currency swaps	Various	(209)

Loan capital		1,692
Short term borrowings		378
Cash at bank and in hand		(129)

Net debt		1,941

Note:

*
Borrowings and interest guaranteed by Allied Domecq PLC or Allied Domecq (Holdings) PLC.

The Euro and GBP Bonds have been swapped into floating rate US Dollars.

69

(21)  Net debt continued

31 August 2004

(£m)
Repayment schedule
More than five years	695
Between two and five years	222
Between one and two years	775

Loan capital due after one year	1,692
Due within one year	378

Total borrowings	2,070

The funding policy of the Group is to maintain a broad portfolio of debt, diversified by source and maturity and to maintain committed facilities sufficient to cover with a minimum of £300m above peak borrowing requirements for the next 12 months. At 31 August 2004, the Group had available undrawn committed bank facilities of £1,192m of which £77m mature in less than one year and £1,115m between two and five years.

(22)  Financial instruments

Set out below is a year end comparison of the current and book values of the Group's financial instruments by category excluding short-term debtors and creditors. Where available, market rates have been used to determine current values. Where market values are not available, current values have been calculated by discounting cash flows at prevailing interest and exchange rates.

	31 August 2004
	Book Value	Current Value

	(£m)
Cash at bank and in hand	129	129
Short-term debt (including current portion of long-term debt)	(378)	(378)
Long-term debt	(1,692)	(1,799)

Total net debt	(1,941)	(2,048)

Interest rate risk management

Exposure to interest rate fluctuations on borrowings and deposits is managed by using cross currency swaps, interest rate swaps and purchased interest rate options. The Group has a fixed/floating debt target of 70% +/- 10%.

At the year end, taking account of swaps, 71% of net debt was at fixed rates of interest. At the year end, the weighted average maturity of net debt was approximately 3.4 years.

	31 August 2004
	Book value	Current Value

	(£m)
Interest rate swaps	1	(30)
Cross currency swaps	8	32

	9	2

There is a deferred loss in respect of interest rate swaps, being the net of the current value less book value, of which £10m relates to the financial year ending 31 August 2005 and £21m thereafter.

There is a deferred gain in respect of cross currency swaps, being the net of the current value less book value, of which £4m relates to the financial year ending 31 August 2005 and £20m thereafter.

70

After taking into account cross currency and interest rate swaps, the currency and interest rate exposure of net debt as at 31 August 2004 was:

	31 August 2004
			Fixed rate debt
	Net debt	Floating rate net debt	Fixed rate debt	Weighted average interest rate	Weighted average time for which rate is fixed

	(£m)	(£m)	(£m)	(%)	(Years)
Sterling	18	18	–	–	–
US Dollar	1,205	443	762	5.8	5
Euro	562	89	473	5.2	2
NZ Dollar	95	22	73	8.1	2
Japanese Yen	103	34	69	0.7	3
Other	(42)	(42)	–	–	–

Net debt	1,941	564	1,377	5.7	4

Some of the interest rate swaps included in the above table are cancellable at the option of the banks at various dates between 1 September 2004 and 31 August 2006.

The floating rate debt includes bank debt bearing interest at rates based on the relevant inter bank rate and on commercial paper rates in the UK, US, Canada and France. These rates are fixed in advance for periods up to six months. The weighted average interest rate on floating net debt as at 31 August 2004 was approximately 3.6%.

Foreign exchange

The Group estimates its net transaction cash flows in its main currencies of business which are then hedged forward for up to 18 months using a combination of forward exchange contracts and purchased foreign exchange options. At the year end 82% of such currency exposures had been hedged for the following 12 months.

The estimated current value of the foreign exchange cover forward contracts and options entered into to hedge future transaction flows is set out below based on quoted market prices where available and option pricing models.

	31 August 2004
	Nominal value of derivatives	Book value	Current value

	(£m)
Foreign exchange forward rate contracts
– assets	140	–	5
– liabilities	53	–	(1)
Options
– assets	110	–	3
– liabilities	–	–	–

	303	–	7

A net gain of £13m was recognised on all foreign exchange forward contracts and options maturing in the year to 31 August 2004 (2003: £13m, 2002: £9m).

At 31 August 2004, there were no material monetary assets or liabilities in currencies other than the functional currencies of Group companies, having taken into account the effect of derivative financial instruments that have been used to hedge foreign currency exposure.

71

(23)  Share capital

	31 August 2004
	Authorised	Allotted, called up and fully paid

	(£m)
Equity
Ordinary shares of 25p	400	277

	31 August 2004
	Authorised	Issued

	(million)
Number of shares	1,600	1,107

Share option schemes

During the year ended 31 August 2004 options have been granted under the existing employee share option schemes over both Ordinary Shares and American Depositary Shares (ADSs) totalling 13,159,067* shares. Options were exercised over 3,986,000* shares and options over 2,349,338* shares lapsed during the year.

*
These totals include ADSs each of which represents four underlying Ordinary Shares

Details of the unexercised options granted under the Company's employee share option schemes as at 31 August 2004 were as follows:

	Date of Grant	Option price (p)	Ordinary Shares

Options over Ordinary Shares
SAYE Scheme 1999	3 December 1999	262.0	593,197
International SAYE Scheme 1999	2 June 2000	265.0	117,883
	30 November 2001	282.0	522,009
Approved Executive Share Option Scheme 1999	5 May 2000	331.0	9,063
	8 May 2001	408.0	845,480
	2 November 2001	351.5	298,442
	3 May 2002	438.0	34,245
	1 November 2002	382.0	426,548
	1 May 2003	351.0	25,641
	23 October 2003	383.0	353,751
	26 April 2004	455.25	6,589
Executive Share Option Scheme 1999	1 November 1999	342.0	3,524,647
	16 November 1999	331.5	292,500
	5 May 2000	331.0	15,937
	8 May 2001	408.0	2,679,218
	2 November 2001	351.5	4,465,579
	3 May 2002	438.0	214,353
	1 November 2002	382.0	7,122,334
	1 May 2003	351.0	64,359
	23 October 2003	383.0	8,209,060
	26 April 2004	455.25	129,901
Long Term Incentive Scheme 1999	2 November 2001	0.1	1,563,889
	3 May 2002	0.1	77,054
	1 November 2002	0.1	1,015,906
	23 October 2003	0.1	1,051,959
	26 April 2004	0.1	49,423

			33,708,967

72

	Date of Grant	Option price ($)	ADSs

Options over ADSs
US Schedule to the Executive Share option Scheme 1999	1 November 2002	24.45	425,715
	8 January 2003	25.85	3,868
	1 May 2003	22.93	3,750
	23 October 2003	26.16	373,566
Executive Share Option Scheme 1999	1 November 2002	24.45	37,975
	8 January 2003	25.85	33,366
	1 May 2003	22.93	1,750
	23 October 2003	26.16	337,638
Long Term Incentive Scheme 1999	8 January 2003	0.006	21,276
	23 October 2003	0.006	41,952

			1,280,856

The Company currently satisfies the exercise of options using existing shares that are purchased in the market by the Company's employee trusts. The profit and loss expense under the option plans is determined based upon the excess of the option price of the underlying options and the market value on the date of the award and is amortised over the vesting period. As at 31 August 2004 the Company's employee trusts held 27,073,905 shares (including ADSs) in the Company all of which were the subject of awards made under the Company's employee share schemes. The Trustees are obliged to waive the dividends on these shares. The options exercised during the year were all satisfied by the transfer of shares to participants by the employee trusts.

(24)  Capital and reserves

	31 August 2004
	Share capital	Share premium account	Merger reserve	Shares held in employee trusts (restated)	Profit and loss account (restated)	Total

	(£m)
At the beginning of the year	277	165	(823)	–	1,299	918
Prior year adjustment	–	–	–	(129)	(552)	(681)

At the beginning of the year (restated)	277	165	823	(129)	747	237
Profit earned for shareholders for the year	–	–	–	–	356	356
Currency translation differences on foreign currency net investments	–	–	–	–	108	108
Taxation on translation differences	–	–	–	–	(26)	(26)
Movement on shares in employee trusts	–	–	–	17	–	17
Associated undertaking reserve movement	–	–	–	–	(17)	(17)
Actuarial gain on net pension liabilities (net of deferred tax)	–	–	–	–	2	2
Ordinary dividends	–	–	–	–	(167)	(167)

At the end of the year	277	165	(823)	(112)	1,003	510

Goodwill (at historic exchange rates) of £2,284 million has been written off to reserves.

73

The following adjustments have been made to opening Shareholders' funds as a result of the adoption of "FRS 17 – Retirement benefits", "Application of Note G–revenue recognition" and amendments to "FRS 5 – Reporting the substance of transactions" and "UITF 38 – Accounting for ESOP Trusts".

31 August 2004

(£m)
Reversal of SSAP 24 pension debtor	(309)
Reversal of SSAP 24 post-retirement medical benefit	90
Gross pension and post-retirement benefits reported under FRS 17	(586)
Deferred taxation adjustments on above	253
UITF 38 reclassification of shares held by employee trusts	(129)

Total prior year adjustments	(681)

(25)    Minority interests

	31 August 2004
	Equity	Non equity	Total

	(£m)
At the beginning of the year	72	4	76
Currency translation adjustment	(3)	–	(3)
Share of profits of subsidiary undertakings	12	2	14
Dividends declared	(4)	(1)	(5)
Disposals	(2)	–	(2)

At the end of the year	75	5	80

The principal minority shareholdings relate to Jinro Ballantines Company Limited and Corby Distilleries Limited.

74

(26)  Detailed analysis of gross cash flows

Year to 31 August 2004

(£m)
Returns on investments and servicing of finance
Interest received	7
Interest paid	(124)
Dividends paid to minority shareholders	(5)

(122)

Taxation paid
UK taxation	(1)
Overseas taxation	(81)

(82)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(112)
Sale of tangible fixed assets	53
Purchase of intangible fixed assets	(8)
Disposal of trade investments	9

(58)
Acquisitions and disposals
Purchase of subsidiary undertakings	(10)
Purchase of associated undertakings	(1)
Sale of subsidiary undertakings	20

9
Financing
Net movement of Ordinary Share capital within employee trusts*	17
Decrease in other borrowings	(1)

16

Note:

*
Includes American Depositary Shares representing underlying Ordinary Shares

(27)  Reconciliation of net cash inflow from operating activities to free cash flow

Year to 31 August 2004

(£m)
Net cash inflow from operating activities	655
Capital expenditure net of sale of tangible assets	(59)
Dividends received from associated undertakings	15

Operating cash net of fixed assets	611
Taxation paid	(82)
Net interest paid	(117)
Dividends paid
– Ordinary shareholders	(156)
– minorities	(5)

Free cash flow	251

75

(28)  Net debt

	Year ended 31 August 2004
	Cash at bank and in hand	Overdrafts due within one year	Other short-terms borrowings due within one year	Loan capital due after one year	Net debt

	(£m)
At the beginning of the year	175	(90)	(682)	(1,815)	(2,412)
(Decrease)/increase in cash	(37)	–	310	–	273
Increase in liquid resources	4	–	–	–	4
Decrease/(increase) in loan capital and other loans	–	–	2	(1)	1
Exchange adjustments	(13)	16	66	124	193

At the end of the year	129	(74)	(304)	(1,692)	(1,941)

Liquid resources comprise short-term deposits which have maturity dates of less than three months.

(29)  Capital commitments

31 August 2004

(£m)
Contracted for but not provided in the accounts	3

(30)  Operating lease commitments

	Land and buildings	Other

	(£m)
The minimum operating lease payments to be made in the year ending 31 August 2005 for leases expiring:
Within one year	5	4
Within two to five years	24	7
After five years	21	–

	50	11

(31)  Contingent liabilities

In the normal course of business, the Group has a number of legal claims or potential claims against it, none of which are expected to give rise to significant loss. The Group is not currently involved in any legal or arbitration proceedings, including any proceedings which are threatened or pending of which Allied Domecq is aware, which may have a material effect on the Group's financial position, results of operations or liquidity. Allied Domecq, together with the other major players in the US drinks industry, has been named in a putative class action lawsuit in the State of Ohio alleging a consistent, long-running deceptive programme of advertising and marketing which is illegally targeted at children and underage drinkers and claiming disgorgement of unlawful profits. The lawsuit, which is being vigorously defended, is in the very early pre-discovery, pre-trial pleading stages; accordingly, it is too early to determine the materiality of the contingent liability arising from this lawsuit and no reserve has been established in connection herewith.

76

(32)  Related Party Transactions

Transactions with associated undertakings

All transactions with these undertakings arise in the normal course of the business.

	31 August 2004	31 August 2003	31 August 2002

	(£m)
Sales to associated undertakings	52	43	50
Purchases of goods and other services	(2)	(11)	(13)
Marketing expenditure charged	(11)	(14)	(8)
Dividends received	15	13	11

31 August 2004

(£m)
Loans to associated undertakings	2
Net amounts due from associated undertakings	10

77

SECTION B
UNAUDITED INTERIM RESULTS OF ALLIED DOMECQ
FOR THE SIX MONTHS ENDED 28 FEBRUARY 2005

Group profit and loss account – Six months to 28 February 2005

		Six months to 28 February 2005					Six months to 29 February 2004
	Note	Before goodwill and exceptional items		Goodwill and exceptional items	Total		Before goodwill and exceptional items		Goodwill and exceptional items	Total

		(£m)
Turnover	2	1,700		–	1,700		1,704		–	1,704
Operating costs
– goodwill amortisation		–		(20)	(20)		–		(20)	(20)
– other		(1,361)		(6)	(1,367)		(1,377)		(12)	(1,389)

Operating profit from continuing activities		339		(26)	313		327		(32)	295
Share of operating profits of associated undertakings		10		–	10		10		–	10

Trading profit on ordinary activities before finance charges	2	349		(26)	323		337		(32)	305
Profit on disposal of fixed assets in continuing activities		–		14	14		–		–	–

Profit on ordinary activities before finance charges		349		(12)	337		337		(32)	305
Interest payable		(55)		–	(55)		(61)		–	(61)
Other finance charges		(9)		–	(9)		(10)		–	(10)

Profit on ordinary activities before taxation		285		(12)	273		266		(32)	234
Taxation	5	(68)		3	(65)		(64)		5	(59)

Profit on ordinary activities after taxation		217		(9)	208		202		(27)	175
Minority interests – equity and non-equity		(9)		–	(9)		(8)		–	(8)

Profit earned for Ordinary Shareholders for the period	4	208		(9)	199		194		(27)	167
Ordinary dividends	6				(71)					(63)

Retained profit					128					104

Earnings per Ordinary Share:
– basic	4				18.4	p				15.5	p
– diluted	4				18.2	p				15.5	p
– normalised	4	19.2	p				18.0	p

The above figures comprise the unaudited results for the six months to 28 February 2005 and 29 February 2004, all of which relate to continuing operations.

78

Group balance sheet at 28 February 2005

	Note	28 February 2005	31 August 2004	29 February 2004

		(£m)
Fixed assets
Intangible assets		1,212	1,234	1,251
Tangible assets		884	921	893
Investments and loans		14	21	22
Investments in associates		72	73	79

Total fixed assets		2,182	2,249	2,245

Current assets
Stocks		1,372	1,343	1,341
Debtors		660	636	618
Cash at bank and in hand	10	127	129	140

Total current assets		2,159	2,108	2,099

Creditors (due within one year)
Short-term borrowings	10	(487)	(378)	(599)
Dividends		(71)	(104)	(63)
Other creditors		(922)	(984)	(900)

Total current liabilities		(1,480)	(1,466)	(1,562)

Net current assets		679	642	537

Total assets less current liabilities		2,861	2,891	2,782
Creditors (due after more than one year)
Loan capital	10	(1,463)	(1,692)	(1,657)
Other creditors		(51)	(43)	(46)

Total creditors due after more than one year		(1,514)	(1,735)	(1,703)

Provisions for liabilities and charges		(182)	(179)	(168)

Net assets excluding pension and post-retirement liabilities		1,165	977	911

Pension and post-retirement liabilities (net of deferred taxation)		(372)	(387)	(392)

Net assets including pension and post-retirement liabilities		793	590	519

Capital and reserves
Called up share capital		277	277	277
Share premium account		165	165	165
Merger reserve		(823)	(823)	(823)
Shares held in employee trusts		(88)	(112)	(122)
Profit and loss account		1,177	1,003	946

Shareholders' funds – equity	7	708	510	443
Minority interests – equity and non-equity		85	80	76

		793	590	519

79

Group cash flow information – Six months to 28 February 2005

	Note	Six months to 28 February 2005	Six months to 29 February 2004

		(£m)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit		313	295
Goodwill amortisation		20	20
Exceptional operating costs		5	2
Depreciation		41	38
Increase in stocks		(45)	(23)
(Increase)/decrease in debtors		(16)	20
Decrease in creditors		(72)	(80)
Expenditure against provisions for reorganisation and restructuring costs		(13)	(18)
Other items		(8)	(10)

Net cash inflow from operating activities		225	244

Group cash flow statement
Net cash inflow from operating activities		225	244
Dividends received from associated undertakings		8	9
Returns on investments and servicing of finance	8	(41)	(53)
Taxation paid	8	(47)	(44)
Capital expenditure and financial investment	8	7	(25)
Equity dividends paid		(104)	(93)

Cash inflow before use of liquid resources and financing		48	38
Management of liquid resources		(21)	(22)
Financing	8	4	4

Increase in cash in the period	10	31	20

Reconciliation of net cash flow to movement in net debt
Increase in cash in the period		31	20
Increase in liquid resources		21	22
Decrease in loan capital		20	3

Movement in net debt resulting from cash flows		72	45
Exchange adjustments		46	251

Movement in net debt during the period		118	296
Opening net debt		(1,941)	(2,412)

Closing net debt	10	(1,823)	(2,116)

80

Notes to the accounts

(1)  Basis of preparation

These interim statements, which are unaudited, comply with relevant accounting standards. The accounting policies have been applied on a basis consistent with those applied in the 2004 Annual Report and Accounts. The 2004 Annual Report and Accounts were prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) and have been reported on by the Group's auditor and filed with the Registrar of Companies. The report of the auditor was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

The periods to 28 February 2005 and 29 February 2004 are regarded as distinct financial periods for accounting purposes with the exception of taxation where the periods are allocated an appropriate proportion of the expected total annual charge.

These interim financial statements were approved by the Board on 20 April 2005.

(2)  Activity analysis

	Six months to 28 February 2005		Six months to 29 February 2004
	Turnover	Trading profit(1)	Turnover	Trading profit(1)

	(£m)
Spirits & Wine	1,577	298	1,600	296
QSR	123	45	104	34
Britannia	–	6	–	7

	1,700	349	1,704	337

Note:

(1)
Trading profit above is before goodwill and exceptional items. Goodwill and exceptional items for the six months to 28 February 2005 is a loss of £12 million (2004: loss – £32 million) and relates wholly to Spirits & Wine activities for both periods.

During the period the Group has reviewed its lease accounting and as a result the QSR turnover for the six months to 28 February 2005 includes an £11 million uplift to correct the accounting treatment of rental income in prior years. There was no impact on trading profit because the uplift in rental income was offset by a similar increase in rental expense.

(3)  Geographical analysis

	Six months to 28 February 2005		Six months to 29 February 2004
	Turnover	Trading profit(1)	Turnover	Trading profit(1)

	(£m)
By country of destination
Europe	707	110	735	109
Americas	732	187	719	175
Rest of World	261	52	250	53

	1,700	349	1,704	337

Note:

(1)
Trading profit above is before goodwill and exceptional items. Goodwill and exceptional items for the six months to 28 February 2005 relate to Europe (loss – £9 million) (2004: loss – £19 million), Americas (loss – £3 million) (2004: loss – £3 million) and Rest of World (nil) (2004: loss – £10 million).

	Six months to 28 February 2005		Six months to 29 February 2004
	Turnover	Trading profit(1)	Turnover	Trading profit(1)

	(£m)
By country of operation
Europe	1,119	130	1,141	133
Americas	913	195	861	173
Rest of World	210	24	193	31

	2,242	349	2,195	337
Turnover with Group companies	(542)	–	(491)	–

	1,700	349	1,704	337

Note:

(1)
Trading profit above is before goodwill and exceptional items. Goodwill and exceptional items for the six months to 28 February 2005 relate to Europe (loss – £9 million) (2004: loss – £19 million), Americas (loss – £3 million) (2004: loss – £3 million) and Rest of World (nil) (2004: loss – £10 million).

81

(4)  Reconciliation to normalised earnings

	Six months to 28 February 2005	Six months to 29 February 2004

	(£m)
Earnings as reported	199	167
Adjustments for exceptional items net of tax	(10)	9
Adjustments for goodwill amortisation net of tax	19	18

Normalised earnings	208	194

	Average number of shares

	(Millions)
Weighted average Ordinary Shares in issue during the period	1,107		1,107
Weighted average Ordinary Shares owned by the Allied Domecq employee trusts(1)	(24)		(32)

Weighted average Ordinary Shares used in earnings per share calculation	1,083		1,075
Normalised earnings per Ordinary Share	19.2	p	18.0	p

Note:

(1)
Includes American Depositary Shares representing underlying Ordinary Shares.

Basic earnings per share of 18.4p (2004: 15.5p) has been calculated on earnings of £199 million (2004: £167 million) divided by the average number of shares of 1,083 million (2004: 1,075 million).

Diluted earnings per share of 18.2p (2004: 15.5p) has been calculated on earnings of £199 million (2004: £167 million) and, after including the effect of all dilutive potential Ordinary Shares, the average number of shares of 1,092 million (2004: 1,079 million).

(5)  Taxation

The £65 million (2004: £59 million) total taxation charge for the six months to 28 February 2005 comprises UK taxation of £6 million (2004: £7 million), overseas taxation of £55 million (2004: £49 million) and taxation on the profits of associated undertakings of £4 million (2004: £3 million).

Deferred tax assets of £39 million at 31 August 2004 have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions.

(6)  Ordinary dividends

The Board has declared an interim dividend of 6.5p per ordinary share (2004: 5.83p) payable on 8 July 2005. Dividends on American Depositary Shares are payable on 15 July 2005.

(7)  Reconciliation of movements in Shareholders' funds

	Six months to 28 February 2005	Six months to 29 February 2004

	(£m)
Profit earned for Ordinary Shareholders in the period	199	167
Currency translation differences on foreign currency net investments	43	126
Taxation on translation differences	(6)	(32)
Actuarial gains on net pension liabilities	9	1

Total recognised gains and losses relating to the period	245	262
Movement on shares in employee trusts	24	7
Ordinary dividends	(71)	(63)

Net Movement in Shareholders' funds	198	206
Shareholders' funds at the beginning of the period	510	237

Shareholders' funds at the end of the period	708	443

82

(8)  Detailed analysis of gross cash flows

	Six months to 28 February 2005	Six months to 29 February 2004

	(£m)
Returns on investments and servicing of finance
Interest received	6	4
Interest paid	(44)	(54)
Dividends paid to minority shareholders	(3)	(3)

	(41)	(53)

Taxation paid
UK taxation	–	1
Overseas taxation	(47)	(45)

	(47)	(44)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(40)	(37)
Sale of tangible fixed assets	41	12
Purchase of intangible fixed assets	–	(8)
Disposal of trade investments	6	8

	7	(25)

Financing
Net disposal of Ordinary Share capital for employee trusts(1)	24	7
Decrease in other borrowings	(20)	(3)

	4	4

Note:

(1)
Includes American Depositary Shares representing underlying Ordinary Shares.

(9)  Reconciliation of net cash inflow from operating activities to free cash flow

	Six months to 28 February 2005	Six months to 29 February 2004

	(£m)
Net cash inflow from operating activities	225	244
Capital expenditure net of sale of tangible assets	1	(25)
Dividends received from associated undertakings	8	9

Operating cash net of fixed assets	234	228
Taxation paid	(47)	(44)
Net interest paid	(38)	(50)
Dividends paid – Ordinary Shareholders	(104)	(93)
– minorities	(3)	(3)

Free cash flow	42	38

(10)  Net debt

					Six months to
	Cash at bank and in hand	Overdrafts due within one year	Other short-term borrowings due within one year	Loan capital due after one year
					28 February 2005	29 February 2004

		(£m)
At the beginning of the period	129	(74)	(304)	(1,692)	(1,941)	(2,412)
(Decrease)/increase in cash	(25)	60	(4)	–	31	20
Increase in liquid resources	21	–	–	–	21	22
(Increase)/decrease in loan capital and other loans	–	–	(176)	196	20	3
Exchange adjustments	2	2	9	33	46	251

At the end of the period	127	(12)	(475)	(1,463)	(1,823)	(2,116)

83

PART V

PROFIT FORECAST OF ALLIED DOMECQ

1      Forecast

Allied Domecq PLC's Annual Report for the year ended 31 August 2004 described the Group's "platform to deliver continued earnings growth in 2005". The Trading Update dated 28 January 2005 stated that the Group's current trading performance was "in line with expectations with high single digit earnings growth translated at constant foreign exchange rates" and that "the Group is still on track to deliver earnings growth in line with expectations for the current financial year".

These statements, and the restatement in paragraph 6 of Part II of this document, constitute a profit forecast for the purpose of the City Code.

Consistent with these statements and on the basis of the assumptions set out below the Directors confirm that the Group's financial performance is in line with expectations for the full year of high single digit earnings growth translated at constant foreign exchange rates (the "forecast").

2      Basis of Preparation

The forecast has been based on (i) the unaudited interim results of Allied Domecq for the six months ended 28 February 2005 and (ii) management forecasts for the six months to 31 August 2005.

The forecast has been prepared using the assumptions detailed below and using the same accounting policies as those adopted for the year ended 31 August 2004 and for the interim results for the six months ended 28 February 2005. The forecast was made at constant foreign exchange rates and on the basis of normalised earnings, that is Profit earned for Ordinary Shareholders, before exceptional items and goodwill amortisation net of tax, and has been reported on as such.

3      Assumptions

The forecast has been prepared by management on the basis of the following assumptions, which are factors outside the control or influence of the Directors of Allied Domecq:

•
the contemplated transaction will not cause changes in commercial behaviour of customers, suppliers or competitors and that key staff do not leave the company as a result of the uncertainty caused by recent events;

•
there will be no industrial disputes, civil unrest or emergencies, interference with or damage to assets by third parties or suspensions of any rights of Allied Domecq by reason of force majeure which in any case materially affect the business of Allied Domecq;

•
there will be no material changes in the economic or political conditions in the markets or countries in which Allied Domecq operates including legislation, Government regulation or other official policies or controls which have a material effect on Allied Domecq's business, customers or suppliers;

•
there will be no changes to legal, regulatory or contractual arrangements which materially affect the business of Allied Domecq;

•
there will be no material changes in either direct or indirect taxation rates or in tariffs;

•
there will be no material movement in inflation rates;

•
there will be no material movement in either foreign exchange rates or interest rates to the extent that Allied Domecq's exposure is not hedged;

•
there will be no significant litigation; and

•
there will be no significant changes in United Kingdom accounting standards or any abstracts issued by the Urgent Issues Task Force of the Accounting Standards Board as they apply to Allied Domecq.

84

Letter from KPMG Audit Plc

The Directors
Allied Domecq PLC
The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS13 8AR

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

25 May 2005

Dear Sirs

Allied Domecq PLC

We have reviewed the accounting policies and calculations for the forecast normalised earnings at constant foreign exchange rates, that is Profit earned for Ordinary Shareholders, before exceptional items and goodwill amortisation net of tax (together the "forecast") of Allied Domecq PLC (the "Company") and its subsidiary undertakings (the "Group") for the year ending 31 August 2005, set out in Part V of the scheme document (the "Scheme Document") from the Company to its shareholders dated 25 May 2005. The directors are solely responsible for the forecast.

The forecast includes results shown by the unaudited interim results of the Company for the six months ended 28 February 2005.

We conducted our work in accordance with Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board of the United Kingdom.

In our opinion the forecast, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis of the assumptions made by the Directors set out in Part V of the Scheme Document and is presented on a basis consistent with the accounting policies normally adopted by the Group.

The above opinion is provided solely on the basis of and in accordance with practice established in the United Kingdom. In the United States, reporting standards and practice are different and the role of the reporting accountant does not provide for the expression of an opinion with respect to a forecast of normalised earnings except in the context of minimum presentation guidelines with which the profit forecast presented herein does not comply. Consequently, we are unable, under United States practice and standards, to express any opinion with respect to normalised earnings.

Yours faithfully

KPMG Audit Plc

85

Letter from Goldman Sachs International

The Directors
Allied Domecq PLC
The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS13 8AR

25 May 2005

Dear Sirs

Allied Domecq PLC

We refer to the forecast of normalised earnings at constant foreign exchange rates, that is Profit earned for Ordinary Shareholders, before exceptional items and goodwill amortisation net of tax (together the "Forecast") of Allied Domecq PLC (the "Company") and its subsidiary undertakings (the "Group") for the year ending 31 August 2005, set out in Part V of the scheme document from the Company to its shareholders dated 25 May 2005.

We have discussed the Forecast and the bases and assumptions on which it is made with the directors and officers of the Company and with KPMG Audit Plc ("KPMG"), the Company's auditors. We have also discussed the accounting policies and basis of calculation for the Forecast with KPMG and have considered their letter of 25 May 2005 addressed to you and ourselves on this matter. We have relied upon the accuracy and completeness of all the financial and other information discussed with us and assumed such accuracy and completeness for the purposes of providing this letter.

As a result of these discussions and having regard to the letter from KPMG, we consider that the Forecast, for which you, as directors of the Company, are solely responsible, has been made with due care and consideration.

This report is provided to you solely in connection with Rules 28.3(b) and 28.4 of the City Code on Takeovers and Mergers and for no other purpose.

Yours faithfully

Goldman Sachs International

Registered in England No. 2263951	Registered Office: Peterborough Court, 133 Fleet Street, London EC4A 2BB

86

PART VI

FINANCIAL INFORMATION OF PERNOD RICARD

SECTION A
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
OF PERNOD RICARD FOR THE THREE YEARS ENDED 31 DECEMBER 2004

Introduction

The financial information in Section A of this Part VI does not constitute statutory accounts within the meaning of section 240 of the Companies Act and has been extracted without material adjustment from the published audited consolidated accounts of Pernod Ricard for the periods ended 31 December 2004, 31 December 2003 and 31 December 2002. The joint statutory auditors of Pernod Ricard have reported on the statutory accounts of Pernod Ricard for those periods. Those reports were unqualified.

87

Consolidated financial statements (at 31 December 2002, 2003 and 2004) and Notes

Consolidated Income Statement

Interim situation for 12 months to 31 December 2004 and for the fiscal years ended 31 December 2003 and 2002

	Notes	2004	2003	2002	2004/2003

		(€m)
Net sales excluding duties and taxes		3,571.6	3,533.7	4,835.7	1.1%
Cost of goods sold		(1,220.4)	(1,229.8)	(2,374.5)	(0.8)%
Gross profit		2,351.3	2,303.9	2,461.2	2.1%
Advertising & Promotion costs plus distribution costs		(939.2)	(888.6)	(962.5)	5.7%
Contribution after Advertising & Promotion		1,412.1	1,415.3	1,498.7	(0.2)%
Structure costs and selling costs		(669.6)	(676.1)	(748.4)	(1.0)%
Operating profit		742.5	739.2	750.3	0.5%
Net finance cost	3	(89.3)	(101.6)	(153.3)	(12.1)%
Net profit before tax and exceptional items		653.3	637.6	597.0	2.5%
Net exceptional income	4	36.5	60.1	9.6	(39.3)%
Income tax	5	(179.1)	(167.5)	(156.9)	6.9%
Net profit before income from associates		510.6	530.2	449.7	(3.7)%
Income (loss) from associates		(0.1)	0.1	1.0	ns
Net profit before goodwill amortisation		510.5	530.3	450.7	(3.7)%
Goodwill amortisation	7	(14.8)	(58.3)	(30.0)	(74.7)%
Net profit before minority interest		495.7	472.0	420.7	5.0%
Minority interest		(8.4)	(8.2)	(7.9)	2.6%
Group net profit		487.3	463.8	412.8	5.1%

Earnings per share	6
Profit before tax		9.32	9.05	8.47	3.0%
Group net profit		6.95	6.58	5.86	5.6%

Fully diluted earnings per share	6
Profit before tax		8.84	8.63	8.07	2.4%
Group net profit

88

Breakdown of operating profit
by business segment

Wine and Spirits business

	2004	2003	Change 2003/2004		Organic growth

	(€m)
Net sales excluding duties and taxes	3,489.5	3,418.6	70.9	2.1%	197.5	5.8%
Gross profit	2,331.0	2,275.7
Contribution after Advertising & Promotion	1,400.7	1,396.9
Operating profit	741.7	736.5	5.2	0.7%	70.6	9.6%

Other businesses

	2004	2003	Change 2003/2004		Organic growth

	(€m)
Net sales excluding duties and taxes	82.1	115.1	(32.9)	(28.6)%	(8.2)	(7.1)%
Gross profit	20.3	28.3
Contribution after Advertising & Promotion	11.4	18.5
Operating profit	0.8	2.7	(2.0)	(72.2)%	(4.1)	(148.0)%

Total

	2004	2003	Change 2003/2004		Organic growth

	(€m)
Net sales excluding duties and taxes	3,571.6	3,533.7	37.9	1.1%	189.3	5.4%
Gross profit	2,351.3	2,303.9
Contribution after Advertising & Promotion	1,412.0	1,415.3
Operating profit	742.5	739.2	3.3	0.5%	66.5	9.0%

Analysis of Wine and Spirits
by geographic region

France

	2004	2003	Change 2003/2004		Organic growth

	(€m)
Net sales excluding duties and taxes	579.6	580.7	(1.1)	(0.2)%	2.1	0.4%
Gross profit	451.8	453.9
Contribution after Advertising & Promotion	264.0	272.4
Operating profit	107.9	114.2	(6.3)	(5.5)%	(5.9)	(5.2)%

Europe

	2004	2003	Change 2003/2004		Organic growth

	(€m)
Net sales excluding duties and taxes	1,393.7	1,359.7	34.0	2.5%	47.5	3.5%
Gross profit	919.3	878.3
Contribution after Advertising & Promotion	565.9	541.8
Operating profit	311.3	293.9	17.4	5.9%	17.8	6.1%

Americas

	2004	2003	Change 2003/2004		Organic growth

	(€m)
Net sales excluding duties and taxes	753.7	770.2	(16.6)	(2.1)%	61.7	8.0%
Gross profit	473.6	483.1
Contribution after Advertising & Promotion	293.3	305.8
Operating profit	172.2	179.1	(6.9)	(3.8)%	29.6	16.5%

89

Asia and Rest of the World

	2004	2003	Change 2003/2004		Organic growth

	(€m)
Net sales excluding duties and taxes	762.5	708.0	54.5	7.7%	86.2	12.2%
Gross profit	486.3	460.4
Contribution after Advertising & Promotion	277.5	276.9
Operating profit	150.2	149.2	1.0	0.7%	29.1	19.5%

Total

	2004	2003	Change 2003/2004		Organic growth

	(€m)
Net sales excluding duties and taxes	3,489.5	3,418.6	70.9	2.1%	197.5	5.8%
Gross profit	2,331.0	2,275.7
Contribution after Advertising & Promotion	1,400.7	1,396.9
Operating profit	741.7	736.5	5.2	0.7%	70.6	9.6%

90

Consolidated Balance Sheet

Interim situation for 12 months to 31 December 2004 and for the fiscal years ended 31 December 2003 and 2002

ASSETS

			2004

	Notes	Gross value	Depreciation amortisation & provisions	Net value	2003 Net value	Pro forma(1) 2002 Net value

		(€m)
Fixed assets
Intangible assets		2,026.8	119.2	1,907.6	1,955.6	2,092.8
Acquisition goodwill		411.0	207.9	203.1	199.0	242.5
Intangibles and acquisition goodwill	7	2,437.8	327.1	2,110.6	2,154.6	2,335.3
Property, plant and equipment	8	1,649.1	836.0	813.2	821.6	819.7
Investments	9	479.1	421.5	57.6	148.2	363.6
Equity investment	9	24.7	0.0	24.7	24.2	0.0
Total fixed assets		4,590.7	1,584.6	3,006.2	3,148.5	3,518.6

Current assets
Inventories	10	2,049.7	32.4	2,017.2	2,027.3	2,105.5
Receivables	11	1,257.9	78.3	1,179.6	1,131.7	1,438.0
Deferred tax asset	5	290.6	2.3	288.2	336.6	206.6
Marketable securities	17	187.2	1.4	185.7	156.1	90.4
Cash and equivalents		192.7	0.0	192.7	152.4	89.4
Total current assets		3,978.1	114.4	3,863.4	3,804.1	3,929.9

Prepaid expenses and deferred charges		48.1	0.0	48.1	50.8	60.3
OCEANE bond redemption premiums		59.1	28.9	30.2	40.2	50.3
Currency translation adjustment		0.0	0.0	0.0	0.0	1.2

Total assets		8,676.0	1,727.9	6,947.8	7,043.6	7,560.3

Note:

(1)
The 31 December 2002 pro forma statements include the OCEANE convertible bonds in net financial debt and reflect the impact on provisions for contingencies, deferred tax and shareholders' equity of the change in the accounting method for retirement and related benefits.

91

Consolidated Balance Sheet

Interim situation for 12 months to 31 December 2004 and for the fiscal years ended 31 December 2003 and 2002

SHAREHOLDERS' EQUITY AND LIABILITIES

	Notes	2004	2003	Pro forma(1) 2002

		(€m)
Share capital		218.5	218.5	174.8
Share premium		37.7	37.7	37.7
Reserves and translation adjustments to the reserves		2,215.1	2,029.9	1,903.5
Group net profit		487.3	463.8	412.8
Translation adjustments to net profit		(7.5)	(19.1)	(14.1)
Group shareholders' equity		2,951.1	2,730.8	2,514.7

Minority interests		25.3	24.9	24.0

Including minority interest in profit		8.4	8.2	7.9
Provisions for contingencies	12	449.3	519.0	585.1
Deferred tax liability	5	125.2	118.4
OCEANE convertible bond		547.9	547.9	547.9
Other financial debt		1,704.6	1,910.0	2,473.4
Total financial debt	13	2,252.5	2,457.9	3,021.3

Operating liabilities		986.6	1,034.1	1,066.1
Other liabilities		153.3	148.2	339.8
Total other liabilities		1,139.9	1,182.3	1,405.9

Accrued charges and deferred income		4.4	10.4	9.3

Total equity and liabilities		6,947.8	7,043.6	7,560.3

Note:

(1)
The 31 December 2002 pro forma statements include the OCEANE convertible bonds in net financial debt and reflect the impact on provisions for contingencies, deferred tax and shareholders' equity of the change in the accounting method for retirement and related benefits.

92

Consolidated Statement of Changes in Shareholders' Equity

	Share Capital	Share premiums	Consolidated reserves	Group net profit	Translation adjustment	Treasury shares	Total shareholders' equity

	(€m)
At 31 December 2002	174.8	37.7	2,033.8	412.8	(90.3)		2,568.7

Allocation of Group net profit to retained earnings			412.8	(412.8)
Acquisition (disposal) of treasury shares
Share capital increase(1)	43.7		(43.7)
Net profit				463.8			463.8
Cash dividend distribution by parent company			(118.0)				(118.0)
Currency translation adjustments					(196.5)		(196.5)
Translation adjustment on financial debt (net investment hedge)					49.3		49.3
Impact of change in accounting method for retirement and related benefits			(54.1)				(54.1)
Other			17.6				17.6
At 31 December 2003	218.5	37.7	2,248.4	463.8	(237.5)		2,730.8

Allocation of Group net profit to retained earnings			463.8	(463.8)
Acquisition (disposal) of treasury shares(2)						(100.9)	(100.9)
2004 Group net profit				487.3			487.3
Cash dividend distribution by parent company			(147.6)				(147.6)
Currency in translation adjustments(3)					(64.5)		(64.5)
Translation adjustment on financial debt(4) (net investment hedge)					46.0		46.0
Other
At 31 December 2004	218.5	37.7	2,564.6	487.3	(256.0)	(100.9)	2,951.1

Notes:

(1)
Allocation of 1 bonus share for every 4 existing shares.

(2)
Explained in Note 17.

(3)
Including €(68) million relating to the US Dollar, €(12) million to the Australian Dollar and €16 million to other foreign currencies (in particular the GBP and PLN).

(4)
Including €50 million relating to the US Dollar and €(4) million to other currencies.

93

Consolidated Cash Flow Statement

Interim situation for 12 months to 31 December 2004 and for the fiscal years ended 31 December 2003 and 2002

	2004	2003	Pro forma 2002(1)

	(€m)
Group net profit	487.3	463.8	412.8
Minority interest	8.4	8.2	7.9
Income (loss) from associates (net of dividends received)	(0.4)	(0.6)	0.0
Property, plant and equipment depreciation	99.5	108.1	112.9
Intangibles and goodwill amortisation	16.5	90.4	33.5
Change in provisions for contingencies(2)	(31.1)	(53.5)	(4.4)
Change in deferred taxes	51.4	(8.2)	(40.2)
Gains on disposals of fixed assets and other items	(61.4)	(135.5)	(42.3)
Cash flow	570.3	472.7	480.2

Decrease (increase) in working capital requirement	(116.2)	12.9	(42.7)
Acquisition of PPE and intangibles (net of disposals)	(81.5)	(104.1)	(142.5)
Change in fixed assets related receivables and liabilities	4.2	1.6	(13.0)
Free Cash Flow	376.9	383.1	282.0

Acquisitions of financial assets (net of disposals)	78.0	288.7	107.9
Impact of changes in scope of consolidation	17.0	(0.4)	396.3
Acquisition of treasury shares(3)	(100.9)
Dividends paid (including withholding tax)	(150.8)	(122.4)	(102.0)
Decrease (increase) in financial debt before foreign exchange impact	220.2	549.0	684.2

Foreign exchange impact	45.2	133.0	219.1
Net decrease (increase) in financial debt after foreign exchange impact	265.4	682.0	903.3

Net financial debt at the beginning of the fiscal year(4)	(2,109.2)	(2,791.2)	(3,694.5)
Net financial debt at the end of the fiscal year	(1,843.9)	(2,109.2)	(2,791.2)

Notes:

(1)
The 2002 pro forma cash flow data includes the restatement of the OCEANE bonds as financial debt.

(2)
Excluding writedowns of current assets, as detailed in Note 16.

(3)
Cf. details provided in Note 17.

(4)
The opening financial debt at 1st January 2003 has been restated for the OCEANE bonds in accordance with the presentation of the financial statements at 31.12.2003.

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Note 1 – Accounting principles and methods

1.1  Change of fiscal year end

Pursuant to a Resolution of the Combined Ordinary and Extraordinary Shareholders' Meeting of 17 May 2004, the current fiscal year has been extended by six months and shall end on 30 June 2005. Subsequent years shall begin on 1 July and end on 30 June.

Consequently, the financial statements drawn up at 31 December 2004 represent an interim situation in relation to the annual presentation which shall be made on 30 June 2005.

1.2  Principles for the preparation of the financial statements at 31 December 2004

The consolidated financial statements of Pernod Ricard Group have been prepared in accordance with the French Accounting Standards Commission ("CNC") Recommendation no. 99R01 on interim financial statements and follow accounting rules and methods identical to those used for the annual financial statements, presented in Notes 1.4 to 1.22, where it is provided that the tax charge for the interim financial statements is calculated by applying to the accounting profit of each entity the estimated average tax rate for the current fiscal year.

1.3  Changes in accounting methods for financial year 2003 and pro forma financial statements

As explained in Note 1 to the annual financial statements drawn up at 31 December 2003, Pernod Ricard adopted certain changes in accounting principles and presentation of the financial statements in 2003.

These involve:

•
a change in the method of accounting for retirement and similar benefits

•
a change in the method of calculating diluted earnings per share

•
a change in presentation of the OCEANE convertible bonds

In order to ensure comparability between financial years, pro forma statements are presented in the financial statements and in the Notes. In particular, the pro forma balance sheet at 31 December 2002 includes the effects of the change in accounting method for retirement benefits as well as the change in presentation of the OCEANE convertible bonds.

1.4  Consolidation scope and methods

The Group's consolidated financial statements incorporate, using the full consolidation method, the financial statements of significant subsidiaries that are directly or indirectly controlled by Pernod Ricard either through the ownership of more than 50% of the share capital or through the exercise of defacto control.

The Group does not consolidate its investments in less significant companies (net sales and total assets of less than €10 million) other than those relating to its Wine and Spirits business, given the importance and the projected growth of markets in which these companies evolve.

Companies in which the Group exercises a significant influence but no control are accounted for using the equity method.

A list of the consolidated companies is provided in Note 22. For purposes of simplification or to avoid any serious harm to the Group that could thereby result, only the names and addresses of the main companies included in the consolidation scope are listed.

1.5  Foreign currency translation methods

Financial statements prepared in foreign currencies have been translated using the following principles:

•
balance sheet items have been translated at official year-end rates

•
income statement items have been translated using the yearly average rate for each currency

•
differences in currency translation resulting from the effect of fluctuations in the exchange rates between 31 December 2003 and 31 December 2004 on opening shareholders' equity and from the use of different exchange rates in translating the income statement and the balance sheet have been included in consolidated reserves.

Foreign currency denominated transactions are translated at the transaction dates' prevailing exchange rates. The exchange gains and losses resulting from the translation of the balances at the 31 December 2004 exchange rates are recorded in the income statement.

1.6  Intangible assets

Intangible assets are recorded at their acquisition cost and are written down when their value in use is less than their net book value.

Acquired brands

The book value of acquired brands is determined on the basis of an actuarial computation of projected future after-tax operating profit streams.

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The excess fair market value assigned to acquired brands during a corporate acquisition may not exceed the remaining excess fair market values following their initial allocation to all the other balance sheet assets and liabilities.

The individual value of all brands appearing on the balance sheet is subject to an annual review. Exceptional writedowns, if any, are detailed in Note 7.

Profit projections are made over a 20-year period using managerial forecasting systems for the first three years and an assessment of the brand prospects for the following years. The calculation takes into account a residual value, the assessment of which depends on the growth and profitability profile of each brand. The discount rate used takes into account the geographic spread of profits.

1.7  Research and development costs

Research and development costs are recognised in the fiscal year in which they are incurred. They amounted to approximately €10 million for the period from 1 January 2004 to 31 December 2004.

1.8  Property, plant and equipment

Property, plant and equipment assets are valued at their acquisition cost.

Depreciation is calculated using the straight-line method or, where applicable, the declining balance method, over the estimated useful life of the assets.

The average depreciation periods for the main fixed asset categories are as follows:

Buildings	15 to 50 years
Machinery and equipment	5 to 15 years
Other fixed assets	3 to 5 years

Property assets of significant value acquired through a finance lease are capitalised and depreciated over their economic life.

Sale and leaseback assets are treated similarly, with the resulting capital gain eliminated in the year in which it occurs.

Obsolescence is reflected in the depreciation calculations.

1.9  Investments

Equity investments in unconsolidated companies are valued at their acquisition cost. A provision for writedown is established if the market value in use falls below the net book value.

This value in use can generally be estimated on the basis of the company's stock price, the Group's pro rata share of the company's shareholders' equity or the company's growth and profitability prospects.

1.10  Goodwill

Since 1 January 1986, acquisition goodwill has been reflected in assets and assigned to brands if appropriate.

Acquisition goodwill is amortised on a straight-line basis over a period appropriate to the acquisition but not exceeding 40 years.

Recent acquisition goodwill (since 1996) is amortised over a period not exceeding 20 years.

At the end of each financial year, the value of acquisition goodwill is reassessed using the methodology described in Note 1.6, which may result in an exceptional writedown if the value in use thus determined is lower than net book value.

1.11  Inventories

Inventories are valued at cost or market value if the latter is lower. A provision for writedown is established when the inventory value is less than the net book value.

Most inventories are valued using the weighted average cost method.

Long-term inventory costs are calculated using a standard method, which includes distilling and ageing costs but excludes interest expense. These inventories are classified under current assets in accordance with prevailing business practice, although a large part remains in inventory for more than one year before being sold.

1.12  Marketable securities

Marketable securities are recorded in the balance sheet at their historic cost. A provision for writedown is established when the year-end market value of a marketable security is less than its historic cost.

1.13  Treasury shares

Pernod Ricard shares specifically held for the purpose of their allocation to holders (employees or directors) of stock options are recorded as marketable securities. When the acquisition cost is higher than the exercise price of the options, a provision for writedown is recognised.

Other treasury shares held are reported at the cost of acquisition as a deduction from consolidated shareholders' equity.

96

1.14  Foreign currency denominated loans

Translation differences arising from loans in currency different from the operating currency of the borrowing entity are treated as follows:

•
for a loan relating to an investment in a legal entity whose reporting currency is the same as that of the financial debt, the resulting translation difference is recorded, net of tax, in shareholders' equity

•
for a loan relating to an asset whose value fluctuates with the borrowed currency, the resulting translation difference is recorded, net of tax, in shareholders' equity

•
for a loan that cannot be related to a specific asset, the resulting translation difference is recorded as an exchange gain or loss in the income statement.

Translation differences recorded in the income statement are disclosed in Note 3., while those recorded in equity are disclosed separately in the consolidated statement of changes in shareholders' equity.

1.15  Convertible bonds

Convertible bond redemption premiums are capitalised as an asset and amortised over the term of the bonds.

Issue costs are amortised on a pro rata basis over the term of the bonds.

1.16  Provisions for contingencies

1.16.1  Nature of provisions

Provisions for contingencies are established to provide for the probable outflow of resources arising from current obligations relating to past events.

These provisions are properly assessed by taking into account the most probable assumptions or by relying on statistical methods depending on the nature of the obligations.

Provisions for contingencies notably comprise the following contingencies:

– provisions for retirement and similar benefits

– provisions for restructuring

– provisions for litigation (tax, legal, corporate).

1.16.2  Opening balance sheet provisions pursuant to an acquisition

The accounting for an acquisition may lead to the recording of provisions (restructuring, litigation, etc.) in the opening balance sheet. These provisions constitute liabilities that increase the excess fair market value amount, potentially leading to the creation or increase in value of any resulting acquisition goodwill.

Once the period for recording items to the opening balance sheet has lapsed, reversals of unused provisions are offset against acquisition goodwill without any impact on net profit.

When there is no acquisition goodwill resulting from an acquisition, the reversal of unused provisions is taken to income.

1.17  Provisions for retirement and similar long-term benefits granted to employees

1.17.1  Description and accounting of commitments

Pernod Ricard's commitments are comprised of:

– post-employment long-term benefits granted to employees (retirement benefits, pensions, medical plan coverage, etc.)

– long-term employment benefits granted to the employees during their employment.

The liability arising from the Group's net commitment to its workforce for retirement and similar benefits is accounted for as a provision for contingencies in the balance sheet.

1.17.2  Determination of the net commitment to provision

Pernod Ricard's current commitment is equal to the difference, for each retirement plan, between the current value of retirement commitments to employees and the current value of investments funded for retirement plan contributions.

The current value of commitments to personnel is calculated using the projected benefit method based on projected end-of-career salary (credit unit projection method). The calculation is made at the end of each fiscal year and individual employee data is revised at least every three years. This calculation takes into account economic assumptions (inflation rate, discount rate, projected return on investment) and personnel assumptions (primarily: average salary inflation rate, personnel turnover rate, life expectancy).

Investments funding the Group's retirement commitments are valued at their year-end closing market values.

97

1.17.3  Treatment of actuarial differences

Actuarial differences arise mainly from differences between estimates and reality (such as differences arising from the projected value of investments and their actual closing market value) and from modifications to long-term actuarial assumptions (such as discount rate and salary inflation rate modifications, etc.).

Long-term benefits arising during employment (such as seniority bonuses) are provided for in full at year-end.

In all other cases, these differences are only provided for if, for a specific plan, they represent more than 10% of the greater of the gross commitment amount and the market value of corresponding investment assets (corridor principle). The provision is then made on a straight-line basis over the average number of remaining years of service for employees of the plan concerned (amortisation of actuarial differences).

1.17.4  Items constituting expenses for the year

The charge recognised for the commitments described above includes:

– the charge corresponding to the acquisition of an additional year of rights

– the charge corresponding to the change in the discounting of existing rights at the start of the year, taking into account the passing of the year

– the income corresponding to the projected return from investments

– the charge/income corresponding to the amortisation of positive/negative actuarial differences

– the charge/income corresponding to the modifications of existing plans or the establishing of new plans

– the charge/income corresponding to any plan reduction or liquidation.

1.18  Exceptional income and expenses

Pernod Ricard records as exceptional income certain non-recurring income and expenses realised during the fiscal year, primarily comprising:

– capital gains/losses and provisions on fixed asset disposals (property, plant and equipment, equity investments, etc.)

– brand writedowns pursuant to valuation tests

– provisions for restructuring charges

– provisions for litigation charges

Net exceptional income is detailed in Note 4.

1.19    Income tax

Deferred taxes are calculated on all of the timing differences between the tax and accounting values of the assets and liabilities and are accounted for using the liability method.

Timing differences relating to brands that cannot be sold independently from the acquired company to which they belong do not result in any deferred tax accounting.

Deferred tax assets on tax losses carried forward and long-term capital losses are recorded only if there is a high probability of offsetting them in the short term against future taxable profits.

For the first time since the consolidation of the Seagram acquisition, deferred tax was recorded for the timing differences on goodwill and brands, except for acquired brands that cannot be sold independently from the companies to which they belong.

1.20  Diluted earnings per share

The calculation of diluted earnings per share takes into account the potential impact for that fiscal year of all dilutive instruments (such as stock subscription options, convertible bonds, etc.) on the theoretical number of shares.

The purchase method is used to determine the theoretical number of shares to use when funds are generated from the exercise of options/rights attached to the dilutive instruments.

When funds are generated at the issue date of dilutive instruments, the net profit is restated for the finance cost, net of tax, relating to these instruments.

1.21  Management of financial risks and accounting for interest rate hedging contracts

1.21.1  Management of financial risks

Pernod Ricard applies a non-speculative risk coverage policy through the use of derivative financial instruments to manage its exposure to market risks. These off-balance sheet instruments are used to cover risks arising from firm commitments or highly likely future transactions of the Group.

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1.21.1.1  Management of the exchange risk

Equity risks:

The use of foreign currency financial debt to finance the acquisition of assets acquired by the Group in the same foreign currency provides a natural hedge. This principle was notably used to finance the acquisition of the Seagram assets.

Operating risks:

Recorded foreign exchange exposure, notably on internal transactions, is subject to monthly offset. Residual exposure is generally hedged by 2 to 6 month term purchases and sales contracts.

A portion of external flows, which have been budgeted as highly probable, are subject to fixed or optional hedging over a maximum 24-month period.

All these hedging operations are carried out or approved in advance by the Group Financing and Treasury Department within the framework of a program authorised by Group Senior Management.

1.21.1.2  Management of interest rate risks

Pernod Ricard has complied with a requirement by the banks for interest rate risk coverage protection on their syndicated loan.

This obligation covered two-thirds of the syndicated loan amount for a period of 4 years.

The Group has used interest rate swaps and options.

The notional and market values of these off-balance sheet financial instruments are presented in Note 15.

1.21.2  Accounting for interest rate hedging contracts

Income and expenses relating to interest rate hedging contracts entered into are recorded in the Pernod Ricard income statement on a prorata basis over the term of these contracts:

•
Premiums paid are spread, for accounting purposes, over the duration of the contract

•
Interest rate differentials received or paid from time to time are recorded in the fiscal year in which they occur.

1.22  Monitoring of off-balance sheet commitments

The Group monitors its off-balance sheet commitments centrally through a monitoring reporting system, with periodic reporting to the Board of Directors.

The Group certifies that it has not omitted to report the existence of any significant off-balance commitments in the presentation of its financial statements.

Note 2 – Scope of consolidation

The major impacts of company acquisitions and disposals on consolidated financial results for the period from 1 January 2004 to 31 December 2004 were:

•
Disposal of Granger Bouguet Pau (production of fruit preparations) in January 2004

•
Disposal of Crus et Domaines de France (marketing of wines) in January 2004

•
Disposal of the assets of CFPO (Orangina) in November 2004

•
Acquisition of Framingham (wine production in New Zealand) in June 2004.

These acquisitions and disposals did not have significant impacts on the financial statements of the Group.

Note 3 – Net finance cost

	2004	2003	2002

	(€m)
OCEANE convertible bonds' interest expenses	(12.2)	(12.2)	(10.8)
Redemption premium amortisation	(10.1)	(10.1)	(8.8)
Other net interest expenses	(54.7)	(73.2)	(133.2)
Finance cost net of interest income	(77.0)	(95.5)	(152.8)

Equity investment income	1.2	8.1	15.8
Exchange gains/(losses)	(1.9)	(7.1)	(8.3)
Other finance costs	(11.6)	(7.1)	(8.0)
Net finance cost	(89.3)	(101.6)	(153.3)

The average cost of financial debt amounted to 3.5% in 2004 compared with 3.7% in 2003. The reduction in equity investment income is the result of the disposal of Société Générale shares during 2003.

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Note 4 — Net exceptional income

	2004	2003	2002

	(€m)
Seagram net transition expenses	0	0	(14.4)
Fixed asset disposals, provisions for contingencies and exceptional writedowns	67.7	78.0	36.7
Restructuring charges	(21.7)	(10.9)	(1.9)
Other	(9.5)	(7.0)	(10.8)
Exceptional income before tax	36.5	60.1	9.6

Related income tax	(8.1)	(1.6)	(7.0)
Net exceptional income	28.4	58.5	2.6

In 2004, the € 67.7 million under the heading "Fixed assets disposals, provisions for contingencies and exceptional writedowns" were mainly the result of capital gains on disposals of fixed assets and in particular:

•
disposal of the assets of CFPO (Orangina) for € 33.5 million

•
disposal of the Northmall site (Ireland) for € 15.9 million

•
disposal of Simeon wines shares (listed in Australia) for € 4.4 million.

The remainder consisted of changes in provisions and capital gains/losses of lesser importance.

Restructuring charges were mainly related to plans for the rationalisation of production in Ireland and Scotland.

In 2003, the € 78 million under the heading "Fixed assets disposals, provisions for contingencies and exceptional writedowns" included:

•
a capital gain on the disposal of Société Générale shares for € 133.3 million

•
capital losses and provision charges relating to the disposal of diversification activities for € (41.5) million

•
unused litigation provision reversals arising from the Seagram acquisition for € 30.5 million

•
an exceptional writedown of the Wyborowa brand for € (28.7) million

•
€ (15.6) million of miscellaneous provisions, comprising notably a litigation provision established regarding the ownership of the Becherovka brand in certain markets.

Note 5 – Income tax

Pernod Ricard benefits from a Tax Consolidation for French companies that are more than 95% owned.

Breakdown of income tax into income tax payable and deferred income tax

	2004	2003	2002

	(€m)
Income tax payable	(139.8)	(194.3)	(158.6)
Deferred income tax	(39.3)	26.8	1.7
Total	(179.1)	(167.5)	(156.9)

Breakdown of deferred tax

	2004		2003		2002

	(€m)
Deferred tax assets	290.6		336.6		302.3
Deferred tax liabilities	125.2		118.4		117.7
Net deferred tax asset	165.4	(*)	218.3	(*)	184.6

(*)
From 2003, deferred tax assets and liabilities are no longer netted in the balance sheet.

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Deferred tax assets and liabilities are set out below by nature:

	2004	2003

	(€m)
Unrealised inventory holding gains	44.0	36.4
Fixed assets revaluations	80.7	96.7
Retirement provisions	34.9	39.3
Deferred tax asset on other provisions and other	131.0	164.3
Deferred tax assets	290.6	336.6

Special depreciation charge	53.1	53.2
Fixed asset writedown	18.8	18.8
Deferred charges	11.3	7.0
Other	42.0	39.4
Deferred tax liabilities	125.2	118.4

Tax proof

	On ordinary activities	On exceptional items	On net profit*

	(€m)
Theoretical income tax expense at French tax rate (35.43%)	(231.4)	(12.9)	(244.4)
Impact of differences in tax rates	36.0	2.1	38.1
Impact of tax losses used	5.5	0.2	5.7
Impact of reduced tax rate	14.2	(0.2)	14.0
Other impacts	4.8	2.7	7.5
Actual income tax liability	(171.0)	(8.1)	(179.1)

Actual income tax rate	26.2%	22.2%	26.0%

*
Net profit before goodwill amortisation, income from associates and income tax.

The 2004 actual tax rate was 26.0% against 24.0% to 31 December 2003. Restated for exceptional items, the actual tax rate was 26.2% against 26.0% for 2003.

The positive impact of differences in tax rates relates primarily to profits taxed in the Republic of Ireland and, to a lesser extent, those taxed in the United Kingdom and Australia.

Unrecognised tax losses

The Group had unrecognised tax losses at 31 December 2004 of a € 174 million basis and actual tax loss of € 32 million primarily located in Asia.

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Note 6 – Earnings per share before and after dilution

As indicated in Note 1.3, the diluted earnings per share (EPS) calculation was revised in 2003. The following table presents a pro forma calculation for earnings to 31 December 2002.

	2004	2003	Pro forma 2002

Profit data (€ million)
Profit before tax	653.3	637.6	597.0
Group net profit	487.3	463.8	412.8
Neutralisation of OCEANE interest expenses	22.3	22.3	19.6
Income tax effect on OCEANE interest expenses	(7.9)	(7.9)	(6.9)

Restated profit before tax	675.6	659.9	616.6
Restated Group net profit	501.7	478.2	425.5
Share data(1)
Average number of shares in circulation(2)	70,126,951	70,484,081	70,484,081
Dilutive effect of stock options	612,396	262,586	175,927
Dilutive effect of OCEANE	5,709,696	5,709,696	5,709,696

Diluted number of shares in circulation	76,449,044	76,456,364	76,369,704
Non diluted EPS – profit before tax	9.32	9.05	8.47

Non diluted EPS – Group net profit	6.95	6.58	5.86

Diluted EPS – profit before tax	8.84	8.63	8.07

Diluted EPS – Group net profit	6.56	6.25	5.57

(1)
The number of shares in 2002 has been restated to take into account the allocation of 1 bonus share for 4 existing shares made on 14.02.2003.

(2)
One million (1,000,000) Pernod Ricard shares were purchased in August and September 2004. The reduction of 357,130 shares between 2003 and 2004 corresponds to the amount, prorata temporis, for the full year.

Note 7 – Intangible assets, goodwill and goodwill amortisation

		Changes during the year
	At 31.12.2003	Acquisitions/ amortisation	Disposals	Translation adjustment	Other movements	At 31.12.2004

	(€m)
Goodwill	393.0	1.0	(0.0)	(1.6)	18.6	411.0
Brands	1,987.4	1.1	(8.1)	(28.3)	(16.7)	1,935.4
Other intangible assets	97.9	5.2	(11.2)	(1.5)	1.0	91.4

Gross book value	2,478.3	7.3	(19.3)	(31.4)	2.9	2,437.8

Goodwill	194.0	14.8	(0.0)	(0.9)	(0.0)	207.9
Brands	91.9	1.8	(4.7)	(0.4)	1.3	89.9
Other intangible assets	37.8	6.0	(11.2)	(0.5)	(2.8)	29.3
Amortisation	323.7	22.5	(15.9)	(1.7)	(1.5)	327.1

Net intangible assets	2,154.6	(15.2)	(3.4)	(29.7)	4.4	2,110.6

Other information on intangible assets

70% of the brands relate to Seagram brands, in particular Chivas Regal, Martell, Seagram's Gin and The Glenlivet, which were recognised at acquisition.

The Group is not dependent on any specific patent or licence.

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Note 8 – Property, plant and equipment

		Changes during the year
	At 31.12.2003	Acquisitions/ amortisation	Disposals	Translation adjustment	Other movements	At 31.12.2004

	(€m)
Land	82.9	0.4	(4.9)	(2.0)	9.8	86.2
Buildings	470.8	8.4	(10.5)	(1.1)	(1.7)	465.9
Machinery and equipment	833.0	33.9	(43.1)	(7.6)	11.3	827.5
Other	216.9	10.6	(4.9)	(0.9)	(4.2)	217.5
Assets under construction	37.7	55.5	(0.1)	(0.7)	(42.5)	49.9
Advances	1.6	1.8	(0.2)	–	(1.1)	2.1

Gross book value	1,642.9	110.6	(63.7)	(12.3)	(28.4)	1,649.1

Land	15.7	3.1	(0.1)	(0.5)	1.7	19.9
Buildings	197.7	23.0	(5.9)	(0.1)	(5.8)	208.9
Machinery and equipment	494.8	56.5	(40.6)	(1.6)	(17.2)	491.9
Other	112.8	10.9	(4.2)	(0.4)	(4.2)	114.9
Assets under construction	0.3	–	–	–	–	0.3
Advances	–	–	–	–	–	0.0
Depreciation	821.4	93.5	(50.8)	(2.6)	(25.4)	836.0
Net book value of property, plant and equipment	821.6	17.1	(12.9)	(9,7)	(3,0)	813.2

Fixed assets financed by financing leases amounted to € 11.2 million at 31 December 2004.

Note 9 – Investments

		Changes during the year
	At 31.12.2003	Acquisitions/ amortisation	Disposals	Translation adjustment	Other movements	At 31.12.2004

	(€m)
Other shareholdings	478.8	0.4	(51.4)	(0.4)	1.1	428.5
Related receivables	33.0	0.2	(8.8)	0.4	0.0	24.8
Other investments	5.5	1.4	(0.2)	–	(0.1)	6.6
Loans	80.4	2.4	(64.1)	–	0.5	19.2

Gross book value	597.7	4.4	(124.5)	0.0	1.5	479.1

WP – other shareholdings	413.6	0.1	(32.3)	(0.2)	4.6	385.8
WP – related receivables	21.5	0.1	(5.1)	–	5.1	21,6
WP – Other investments	0.1	–	–	–	–	0.1
WP – loans	14.3	(0.2)	(10.8)	–	10.7	14.0
Writedown provisions (WP)	449.5	0.0	(48.2)	(0.2)	20.4	421.5

Net investments	148.2	4.4	(76.3)	0.2	(18.9)	57.6

At 31 December 2004, the net book value of the "Other shareholdings" account was broken down as follows:

	% owned	Net book value	Equity	Net profit

	(€m)
Portugal Venture Limited(1)	30%	9.2	0.01	1.3
Shareholdings in companies in liquidation(2)	–	23.9	–	–
Other unconsolidated shareholdings(3)	–	9.6	–	–

Total		42.7

(1)
Financial results at 31 December 2004, corresponding to 12 months of activity.

(2)
Shareholdings arising from the Seagram acquisition, for the most part jointly owned with the Diageo Group.

(3)
Including € 5.5 million in minority interest holdings (<5%) and € 4.1 million in unconsolidated shareholdings due to their insignificance for consolidated financial reporting purposes

Disposals for the year mainly consisted of the sale of Eurazeo and Mc Guigan Simeon Wines shares.

103

Other investment movements primarily result from repayments of loans.

Equity investments

The Group had a € 24.7 million equity investment in SIFA on the balance sheet at 31 December 2004, which is accounted for using the equity method.

	Net book value of shareholding	Contribution to Group equity	Contribution to Group net profit

	(€m)
SIFA	24.7	18.5	(0.1)

Note 10 – Inventories and work in progress

The breakdown of inventories and work in progress in net value at closing date is set out below:

	31.12.2004	31.12.2003	31.12.2002

	(€m)
Raw materials	65.2	66.6	87.0
Work in progress	1,683.1	1,688.3	1,744.1
Merchandise	156.4	164.5	145.2
Finished goods	112.5	107.9	129.2

Total	2,017.2	2,027.3	2,105.5

85% of work in progress relates to ageing stocks for whisky and cognac production.

Pernod Ricard is not significantly dependent on any of its suppliers.

Note 11 – Receivables

	31.12.2004	31.12.2003	31.12.2002

	(€m)
Trade and related receivables	991.7	986.3	998.1
Tax and social security receivables	121.9	88.0	322.7
Other receivables	66.1	57.4	117.2

Total	1,179.6	1,131.7	1,438.0

Note 12 – Provisions for contingencies

12.1  Breakdown by nature

	31.12.2004	31.12.2003	31.12.2002

	(€m)
Provisions for retirement and similar benefits	173.6	179.8	87.5
Provisions for restructuring	17.3	23.3	68.6
Other provisions	258.4	315.9	353.0

Total	449.3	519.0	509.1

The breakdown of provisions for contingencies at the closing date was the following:

12.2  Changes in provisions for contingencies

		Changes during the year
	31.12.2003	Allocation	Utilization	Unused provision reversals	Translation adjustment	Other movements	31.12.2004

	(€m)
Provisions for restructuring	23.3	4.3	8.0	0.1	(0.4)	(1.8)	17.3
Other provisions	315.9	21.6	18.8	30.1	(1.6)	(28.6)	258.4

Provisions for contingencies	339.2	25.9	26.8	30.2	(2.0)	(30.4)	275.7

The € (30.4) million "Other movements" amount essentially relates to balance sheet reclassifications and reversals of provisions for Granger Bouguet Pau and Marmande Production sold in 2004 and treated as changes in scope.

Unused provision reversals mainly relate to the resolution of litigation concerning the Seagram operation recognised as exceptional income.

The Group is not aware of any facts or litigation that could have a significant adverse impact on the Group's financial results, financial position or equity.

104

12.3  Provisions for retirement and other long-term benefits granted to employees

Change in commitments during the year

	Off-balance sheet
					In balance sheet
			Cost of unrecognised past services
	Actuarial liability	Amount funded		Actuarial differences	Balance sheet provisions

	(€m)
Balance at 31 December 2003	392.7	(220.8)	2.4	5.6	179.8

Acquired rights	20.1				20.1
Discounting	21.2				21.2
Return on funds invested		(15.0)			(15.0)
Amortisation of actuarial differences			0.8	0.8	1.6
Reduction/liquidation of plans	(0.0)		0.1	(0.1)	(0.0)
Fiscal year charge	41.3	(15.0)	0.8	0.8	27.8

Contributions paid	1.4	(22.5)			(21.2)
Benefits paid	(18.4)	8.0			(10.4)
Actuarial differences	(1.0)	0.6	(0.9)	1.0	(0.3)
Changes in consolidation scope	0.2				0.2
Translation adjustment	(5.4)	3.5	(0.5)	0.0	(2.3)

Balance at 31 December 2004	410.6	(246.2)	1.8	7.4	173.6

Breakdown of commitments by country:

	Off-balance sheet				In balance sheet
	Actuarial liability	%	Amount funded	%	Balance sheet provisions	%

	(€m)
Balance at 31 December 2004	410.6	100%	(246.2)	100%	173.6	100%

France	100.9	25%	(13.1)	5%	89.4	52%
United States	63.3	15%	(40.2)	16%	30.4	18%
Ireland	118.0	29%	(103.7)	42%	17.1	10%
United Kingdom	65.3	16%	(45.9)	19%	18.8	11%
Netherlands	24.5	6%	(21.1)	9%	3.4	2%
Other countries	38.6	9%	(22.1)	9%	14.5	8%

Main assumptions by country:

	Discount rate		Return on funds invested		Salary inflation rate
	2004	2003	2004	2003	2004	2003

Euro zone	5.2%	5.1%	6.2%	6.4%	3.8%	3.9%
United States	6.7%	6.4%	8.2%	7.3%	2.8%	3.0%
Great Britain	5.7%	5.5%	6.3%	6.8%	3.7%	3.5%

Main types of commitments and other information by country:

•
In France, the commitments mainly consist of provisions for retirement benefits that are unfunded and for supplementary pensions that are partially funded.

•
In the United States, the commitments consist of retirement plans for employees that are funded and retirement medical insurance plans that are unfunded.

•
In Ireland, the United Kingdom and the Netherlands, the commitments mainly consist of retirement plans granted to employees. These plans are funded.

In general, funded retirement plans are invested in publicly quoted bonds and shares, cash and equivalents and, occasionally, stakes in real estate properties.

The year-end value of funded retirement plans corresponds to the 31 December market value of the investments in which the contributions were invested.

105

Note 13 – Financial debt

13.1  Breakdown of gross financial debt by maturity

Breakdown of gross financial debt by maturity:

	31.12.2004	31.12.2003	31.12.2002 Pro Forma(*)

	(€m)
Short-term (within 1 year)	692.7	882.6	365.4
Medium-term (1 to 5 years)	1,559.8	1,572.4	2,655.9
Long-term (more than 5 years)	0.0	2.9	0.0

Total	2,252.5	2,457.9	3,021.3

(*)
Pro forma data include OCEANE.

13.2  Breakdown of net financial debt by currency and nature

Net financial debt at 31 December 2004 amounted to € 1,844 million, consisting of € 2,252 million of gross financial debt minus € 378 million in cash and marketable securities and € 30 million in OCEANE net bond redemption premiums.

Breakdown of hedged net financial debt by currency and nature:

	Total	Syndicated loan	OCEANE	Commercial paper	Other

	(€m)
Euro	964	85	518	493	(132)
US Dollar	774	767			7
Japanese Yen	60	57			3
Other currencies	46				46

Total	1,844	909	518	493	(76)

N.B.: Details of currency hedging are provided in Note 15.

Breakdown of hedged net financial debt by currency and maturity:

	Total	Within 1 year	1 to 5 years	Over 5 years

	(€m)
Euro	964	233	731
US Dollar	774	(2)	776
Japanese Yen	60	3	57
Other currencies	46	21	25

Total	1,844	254	1,590	0

Breakdown of types of cover by currency:

	Net financial debt	Amount hedged	Of which fixed rate hedges	Of which variable rate capped hedges	Variable rate no hedges	% financial debt hedged

	(€m)
Euro	964	901	901		63	93%
US Dollar	774	705	507	198	69	91%
Japanese Yen	60	57	57		3	95%
Other currencies	46				46	0%

Total	1,844	1,566	1,465	198	181	90%

Repayment of the Seagram syndicated loan

On 4 August 2004, Pernod Ricard arranged a new syndicated multi-currency bank loan for a total of € 1.4 billion with a term of five years.

This operation allowed the Group to repay the balance of the Seagram acquisition loan taken out on 28 March 2001 and to benefit from more favourable financing conditions:

•
The elimination of the restrictions and guarantees of the previous loan.

•
A reduction in the spread paid. From an initial 0.55%, it has fallen to a range of 0.225% to 0.275% per annum, depending on the use of this new loan.

106

Other information on financial debt

On 20 March 1992, Pernod Ricard issued financial debt outside France in the form of Perpetual Subordinated Notes (TSDI) for a total nominal amount of € 61 million. These Notes were "repackaged" following the signing of an agreement with a third party company at the time of the issue. Net debt at 31 December 2004 of € 13.5 million has been included in the "Financial debt" account. This corresponds to the nominal amount of the issue minus an indemnity payment initially made and since capitalised.

13.3  OCEANE convertible bonds

Pernod Ricard SA issued 4,567,757 bonds with rights from 13 February 2002 at the nominal par value of € 107 each for € 488,749,999, with an option for conversion into new shares and/or exchange for existing shares (OCEANE). These bonds have a duration of 5 years and 322 days from 13 February 2002. The normal redemption will thus take place in full on 1 January 2008 by repayment at a price of € 119.95 per OCEANE bond, or a pivot conversion rate of € 95.96 following the free allocation of bonus shares that took place in 2003 described below. The OCEANE bonds bear interest at 2.50% per annum payable in arrears on each 1 January.

•
The period for the taking up of the option for conversion or exchange of the OCEANE bonds runs from 13 February 2002 to the seventh trading day preceding their repayment date.

•
Following the increase in share capital on 14 February 2003 achieved through the incorporation of reserves and the issuing of a stock dividend of one share for every four existing shares, the OCEANE conversion ratio was adjusted, with each bond now exchangeable or convertible into 1.25 Pernod Ricard shares.

•
All of the OCEANE bonds remained in circulation at 31 December 2004 and may give the right to conversion or exchange of 5,709,697 Pernod Ricard shares (after adjustment for the increase in share capital effective from 14 February 2003).

Note 14 – Market values of financial instruments

	Book value at 31.12.2004	Market value at 31.12.2004

	(€m)
Assets
Listed securities recorded as investments	1	2
Cash and equivalents	193	193
Marketable securities	186	287

Liabilities
TSDI	14	15
OCEANE	518	651
Other fixed rate financial debt	115	120

Off-balance sheet financial instruments and their related market values are presented in Note 15.

Note 15 – Interest rate and exchange rate financial instruments (hedges) and equity exposure to currencies

15.1  Interest rate hedges

	Hedge notional value
	Within 1 year	1 to 5 years	Total	Market value

	(€m)
Future Rate Agreements	440	–	440	0.5
Variable rate swaps	216	46	262	9.1
Fixed rate swaps	216	273	489	(11.3)
Purchase caps	106	198	305	(0.9)
Sales caps	106	66	173	–
Collar	150	66	216	(1.9)
Index swaps		132	132	(0.6)

Total				(5.1)

The hedge notional value represents the nominal value of the contracts.

Hedge notional values denominated in foreign currencies are expressed in Euros at year-end rates.

107

Estimated market values are based on valuations provided by banking counterparts or by using information available on the financial markets and the appropriate valuation methods depending on the type of financial instruments.

15.2  Exchange rate hedges on foreign currency denominated financial debt

The Group uses exchange rate swaps within the framework of its centralised treasury function.

These financial instruments have an average duration of one and a half months and do not represent any significant market value.

Following the disposal of GBP assets in 2002, the Group converted a medium-term GBP financial debt into Euros. This conversion concerns a current debt of € 43 million, repayable in half-year instalments until July 2007.

15.3  Exchange rate hedges on foreign currency denominated transactions

The Group mainly uses hedge contracts to cover exchange risks arising from transactions recorded in its balance sheet. At 31 December 2004, their market value was not significant.

Hedges covering € 40 million in future transactions are in the form of term contracts and have a market value of € 0.3 million.

15.4  Equity exposure to currencies

The following table presents a breakdown into the leading currencies of the Group's equity after taking the hedges into account:

	EUR	USD	GBP	Other currencies	Total

	(€m)
Shareholders' equity	1,104	808	295	769	2,976
Net financial debt	(964)	(774)	63	(169)	(1,844)

Net shareholders' equity	140	34	358	600	1,132

Note 16 – Notes to the cash flow statement

16.1  Change in working capital requirement (WCR)

The change in WCR, calculated net of current asset writedown provisions, can be broken down as follows:

	31.12.2004	31.12.2003	Pro forma 31.12.2002

	(€m)
Net inventories	(21.5)	11.2	(30.0)
Net operating receivables	(9.9)	(33.2)	(160.1)
Operating liabilities	(26.8)	(21.1)	172.1
Other	(58.0)	56.0	(24.7)

Total	(116.2)	12.9	(42.7)

The difference between 2002 pro forma WCR and 2002 WCR arises from the € 8.8 million amortisation of the OCEANE convertible bonds redemption premium.

16.2  Current asset writedowns included in WCR

	31.12.2004	31.12.2003	Pro forma 31.12.2002

	(€m)
Variation in current asset writedowns	2.1	1.7	9.1

16.3  Breakdown of net financial debt

	31.12.2004	31.12.2003	Pro forma 31.12.2002

	(€m)
OCEANE convertible bonds	(547.9)	(547.9)	(547.9)
Other financial debt	(1,704.6)	(1,910.0)	(2,473.4)
Cash and equivalents	192.7	156.1	89.4
Marketable securities	185.7	152.4	90.4
OCEANE net redemption premium	30.2	40.2	50.3

Net debt at year-end	(1,843.9)	(2,109.2)	(2,791.2)

108

16.4  Impact of changes in scope of consolidation

The impact of changes in the scope of consolidation primarily relates to the disposals of the assets of CFPO (Orangina), Granger Bouguet Pau and Marmande Production as well as the acquisition of Framingham (Wine business in New Zealand).

Note 17 – Treasury shares

At 31 December 2004, Pernod Ricard and the subsidiaries that it controlled held 3,459,778 Pernod Ricard shares, broken down as follows:

•
2,459,778 shares intended for stock option schemes with a value of € 175.3 million. These shares are presented in the "Marketable securities" account

•
1,000,000 shares with a value of € 100.9 million presented as a deduction from shareholders' equity in the "Consolidated reserves" account.

Note 18 – Off-balance sheet financial commitments

	Total	Within 1 year	1 to 5 years	Over 5 years

		(€m)
Guarantees given	1,083.6	82.9	941.5	59.2

Irrevocable procurement contracts	636.9	91.2	341.3	204.4
Operating lease contracts	92.2	23.9	59.5	8.7
Other contractual commitments	13.8	6.1	5.9	1.8

Contractual commitments	742.9	121.2	406.7	214.9

Details of the principal commitments

Guarantees given:

•
In 2001, Pernod Ricard guaranteed its subsidiaries PR Finance S.A, E.V.C., Chivas Brothers (Holdings) Limited and Austin Nichols, for a syndicated loan set up to finance the acquisition of some of the Seagram's wine and spirits business. The amount currently guaranteed is € 847 million.

•
In 2000, Pernod Ricard guaranteed its subsidiary IDG for bank loans with an outstanding balance of £ 28 million (equivalent to € 39.5 million).

•
In 1998, Pernod Ricard guaranteed loans taken out by its subsidiary PR Finance S.A., in the amount of € 48 million.

•
Pernod Ricard, within the framework of Section 17 of the "Companies (Amendment) Act, 1986 (Republic of Ireland)", irrevocably guaranteed the 2004 liabilities for the following subsidiaries: Comrie Ltd., Irish Distillers Group Ltd., Irish Distillers Ltd., The West Coast Cooler Co. Ltd., Watercourse Distillery Ltd., Fitzgerald & Co. Ltd., Ermine Ltd., Gallwey Liqueurs Ltd., Smithfield Holdings Ltd. and Irish Distillers Holdings Ltd.

Contractual commitments

For its wine production activity, the Group's Australian subsidiary, Orlando Wyndham, entered into € 576 million of grape procurement contractual commitments.

Note 19 – Analysis of fixed assets and workforce size by business segment

Fixed assets by business segment

	31.12.2004		31.12.2003
		%		%

	(€m)
Wine and Spirits business	2,994	100%	3,125	99%
Other businesses	12	0%	24	1%

Total	3,006	100%	3,149	100%

109

Average workforce size by business segment

	2004		2003
	Number	%	Number	%

Wine and Spirits business	12,028	98%	12,351	98%
Other businesses	195	2%	270	2%

Total	12,223	100%	12,621	100%

Total staff costs amounted to € 592 million for the period from 1 January 2004 to 31 December 2004.

Note 20 – Analysis of fixed assets by geographic area

	31.12.2004		31.12.2003
		%		%

	(€m)
France	460	15%	512	16%
Europe	1,948	65%	2,001	64%
Americas	343	11%	354	11%
Rest of the World	256	9%	281	9%

Total	3,006	100%	3,149	100%

Note 21 – Remuneration of the Executive Officers

The total remuneration of the Executive Officers and Directors amounted to € 5.5 million for the period from 1 January 2004 to 31 December 2004.

Note 22 – Principal consolidated companies

Company		Country	Finance companies	Wine and Spirits	Other Activities	% owned 31.12.2004	% owned 31.12.2003	Consolidation method

Pernod Ricard		France	X			Parent company	Parent company

Pernod Ricard Finance		France	X			100	100	FULL

Santa Lina		France	X			100	100	FULL
–	JFA	France			X	100	100	FULL
–	Foulon Sopagly	France			X	100	100	FULL

Ricard		France		X		100	100	FULL
–	Galibert & Varon	France		X	X	99.98	99.98	FULL

	Pernod	France		X		100	100	FULL
–	Cusenier	France		X		100	100	FULL
–	Société des Produits d'Armagnac	France		X		100	100	FULL

Pernod Ricard Europe		France		X		100	100	FULL
–	Larios Pernod Ricard SA	Spain		X		100	100	FULL
–	Pernod Ricard Swiss SA	Switzerland		X		99.65	99.65	FULL
–	Distillerie F. LLI Ramazzotti SPA	Italy		X		100	100	FULL
–	Pernod Ricard Portugal SA	Portugal		X		94.62	94.63	FULL
–	Pernod Ricard Deutschland GMBH	Germany		X		100	100	FULL
–	Pernod Ricard Austria GMBH	Austria		X		100	100	FULL
–	Pernod Ricard Nederland BV	Netherlands		X		100	100	FULL
–	EPOM Industrial and Commercial Société Anonyme of Foods and Drinks	Greece		X	X	99.96	99.98	FULL
–	Pernod Ricard Minsk LLC	Belarus		X		99	100	FULL
–	Pernod Ricard Ukraine SC with FI	Ukraine		X		100	100	FULL
–	SC Pernod Ricard Romania SRL	Romania		X		100	100	FULL
–	Georgian Wines and Spirits Company	Georgia		X		90.0	83.45	FULL
–	Pernod Ricard Latvia LLC	Latvia		X		100	100	FULL
–	Pernod Ricard Estonia OÜ	Estonia		X		100	100	FULL
–	Pernod Ricard Hungary Import Szeszesital Kereskedelmi KFT	Hungary		X		100	100	FULL
–	Pernod Ricard Belgium SA	Belgium		X		100	100	FULL
–	PR Rouss CJSC	Russia		X		100	100	FULL
–	Pernod Ricard Sweden AB	Sweden		X		100	100	FULL
–	Brand Partners A/S	Norway		X		50	50	FULL
–	Pernod Ricard Denmark A/S	Denmark		X		100	100	FULL
–	Pernod Ricard Finland OY	Finland		X		100	100	FULL

110

–	Tinville SAS	France		X		100	100	FULL
–	Yerevan Brandy Company CJSC	Armenia		X		100	100	FULL
–	Jan Becher – Karlovarska Becherovka, A/S	Czech Republic		X	X	100	100	FULL
–	SALB, SRO	Czech Republic		X		100	100	FULL
–	Pernod Ricard UK Ltd.	United Kingdom		X		100	100	FULL

Pernod Ricard Asia		France		X		100	100	FULL
–	Pernod Ricard Japan K.K.	Japan		X		100	100	FULL
–	Pernod Ricard Hong Kong Ltd.	Hong Kong		X		100	100	FULL
–	Pernod Ricard Taïwan Ltd.	Republic of China		X		100	100	FULL
–	Pernod Ricard Thailand Ltd.	Thailand		X		100	100	FULL
–	Pernod Ricard Korea Co. Ltd	Korea		X		100	100	FULL
–	Pernod Ricard Singapour PTE Ltd.	Singapore		X		100	100	FULL
–	Pernod Ricard Malaysia SDN BHD	Malaysia		X		100	100	FULL
–	Martell Far East Trading Ltd.	Hong Kong		X		100	100	FULL
–	Shangai Yijia International Trading Co. Ltd.	China		X		100	100	FULL
–	Seagram Thailand Co. Ltd.	Thailand		X		100	100	FULL

Etablissements Vinicoles Champenois (EVC)		France	X			100	100	FULL

Pernod Ricard North America SAS		France		X		100	100	FULL
–	Pernod Ricard Canada LTEE	Canada		X		100	100	FULL
–	Pernod Ricard Mexico SA de CV	Mexico		X		100	100	FULL
–	Seagram de Mexico S de RL de CV	Mexico		X		100	100	FULL
–	JDC Services S.A de C.V	Mexico		X		100	100	FULL
–	Austin Nichols & Co. Inc.	USA		X		100	100	FULL
–	Boulevard Export Sales, Inc.	USA		X		100	100	FULL
–	PR USA (Lawrenceburg Distillers and Importers)	USA		X		100	100	FULL

Pernod Ricard CESAM (Central and South America)		France		X		100	100	FULL
–	Pernod Ricard Argentina Corp.	Argentina		X		100	100	FULL
–	Pernod Ricard Venezuela CA	Venezuela		X		100	100	FULL
–	Pramsur SA	Uruguay		X		100	100	FULL
–	Pernod Ricard Chile SA	Chile		X		100	100	FULL
–	Pernod Ricard Colombia SA	Colombia		X		100	100	FULL
–	Pernod Ricard Brasil Industria e Comercio PLLC	Brazil		X		100	100	FULL
–	PR Uruguay	Uruguay		X		100	100	FULL

Agros Holding SA		Poland				99.97	98.6	FULL
–	Agros Investments S.A	Poland			X	99.97	98.6	FULL
–	Agros Trading Sp. Zoo	Poland			X	99.97	98.1	FULL

Wyborowa SA		Poland		X		99,9	99,9	FULL

Chivas Brothers (Holdings) Ltd.		England & Wales		X		100	100	FULL
–	Chivas 2000 UL	Scotland		X		100	100	FULL
–	Chivas Brothers Americas Ltd.	Scotland		X		100	100	FULL
–	Chivas Brothers Europe Ltd.	Scotland		X		100	100	FULL
–	Chivas Brothers Japan Ltd.	Scotland		X		100	100	FULL
–	The Glenlivet Distillers Ltd.	Scotland		X		100	100	FULL
–	Glenlivet Holdings Ltd.	Scotland		X		100	100	FULL
–	Hill, Thomson & Co Ltd.	Scotland		X		100	100	FULL
–	Chivas Brothers Pernod Ricard Ltd	Scotland		X		100	100	FULL
–	PR Newco 2 Ltd.	England & Wales		X		100	100	FULL
–	PR Newco 3 Ltd.	England & Wales		X		100	100	FULL
–	PR Newco 4 Ltd.	England & Wales		X		100	100	FULL

Irish Distillers Group Ltd		Ireland		X		100	100	FULL
–	Irish Distillers Ltd.	Ireland		X		100	100	FULL
–	The "Old Bushmills" Distillery Co Ltd.	Northern Ireland		X		100	100	FULL
–	Fitzgerald & Co. Ltd.	Ireland		X		100	100	FULL
–	Dillon Bass Ltd.	Northern Ireland		X		63	63	FULL
–	Watercourse Distillery Ltd.	Ireland		X		100	100	FULL
–	Pernod Ricard South Africa PTY Ltd.	South Africa		X		100	100	FULL

Comrie Plc		Ireland	X			100	100	FULL

Martell & Co. SA		France		X		100	100	FULL
–	Augier Robin Briand & Co. SA	France		X		100	100	FULL

111

–	Sodovima (Société des Domaines Viticoles Martell) SA	France		X	100	100	FULL
–	International Cognac Holding SAS	France		X	100	100	FULL
–	Renault Bisquit SA	France		X	100	100	FULL
–	Union des Viticulteurs Producteurs de Cognac – SICA UVPC	France		X	20	20	FULL

Pernod Ricard Australia		Australia		X	100	100	FULL
–	Orlando Wyndham Group Pty Ltd.	Australia		X	100	100	FULL
–	Two Dogs Holdings PTY Ltd.	Australia	X	X	100	100	FULL
–	Pernod Ricard New Zealand PTY Ltd.	Australia	X		100	100	FULL

Compagnie Financière des Produits Orangina		France		X	100	100	FULL

Peri Mauritius Private Company		Mauritius		X	100	100	FULL

Havana Club Internacional		Cuba		X	50	50	FULL

Seagram India Ltd.		India		X	100	100	FULL

FULL:
Full consolidation

112

Statutory Auditors' Report on the Interim Situation period for the period from 1st January to 31 December 2004

Pursuant to the request that has been made to us and in our capacity as Statutory Auditors of Pernod Ricard, we have conducted an audit of the consolidated interim financial statements covering the period from 1 January 2004 to 31 December 2004, as attached to this report.

These consolidated interim financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I – Opinion on the consolidated interim financial statements

We conducted our audit in accordance with the professional standards applicable in France. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated interim financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the management to prepare these interim financial statements as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated interim financial statements give a true and fair view of the assets, liabilities, financial, position and results of the consolidation group of companies for this period in accordance with the accounting rules and principles applicable, in France.

II – Justification of assessments

In accordance with the requirements of Article L. 225-235 of the Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

As described in Note 1.6 to the consolidated interim financial statements, the individual value of each of the brands recognised in assets is reviewed annually by the Company. In accordance with the French auditing standard applicable to accounting estimates, we notably assessed the figures and the assumptions used by the Company to perform this review and verified the calculations made. We carried out our assessment of the reasonableness of these estimates on this basis.

Our assessments of these matters were made in the context of our audit of the consolidated interim financial statements taken as a whole and therefore contributed to the development of the unqualified audit opinion expressed in the first part of this report.

Neuilly-sur-Seine and Paris, 3 May 2005
The Statutory Auditors

DELOITTE & ASSOCIES

Alain PONS
Alain PENANGUER

MAZARS & GUERARD

Frédéric ALLILAIRE

SOCIETE D'EXPERTISE COMPTABLE
A. ET L. GENOT
SALUSTRO REYDEL

Jean-Claude REYDEL

113

Conversion of the financial statements to the IFRS standards

Context and timetable

Pursuant to European Directive 1606/2002 of 19 July 2002 concerning international standards, the consolidated financial statements for the fiscal year ending 30 June 2006 shall be prepared in accordance with the IFRS accounting standards. They shall be presented with a pro forma 1 July 2004–30 June 2005 year under IFRS standards for purposes of comparison.

In accordance with the recommendation of the AMF (French Market Regulator) concerning financial announcements during the transition period, Pernod Ricard has decided to present a quantified summary of the impact of the changeover to IFRS standards on the Group's shareholders' equity and net consolidated financial debt at 1 July 2004, the date of the opening balance sheet under IFRS standards.

However, Pernod Ricard may be obliged to modify certain accounting options and methods applied in this document in the event that the IASB should announce positions on the existing standards between now and the first publication of the Group under IFRS standards (half-yearly publication of 31 December 2005). This should only concern a very limited number of subjects.

The information contained in this note has been examined by the Board of Directors of 16 March 2005 and from an auditing point of view by the Statutory Auditors.

Lastly, Pernod Ricard will present information in greater detail about the opening balance sheet under the IFRS standards as well as an income statement under the IFRS standards for the period 1 July 2004–30 June 2005 at the time of the publication of the financial statements for the year ending 30 June 2005.

Opening balance sheet under IFRS standards

To establish the opening balance sheet under IFRS standards, the Group has used the following principal options and principles:

•
the IAS 32 and 39 standards are applied in anticipation, as from 1 July 2004

•
the company consolidations realised before 1 July 2004 have not been restated in accordance with the IFRS 3 standard

•
the Group has chosen to use the option consisting of valuing at the transition date certain property, plant and equipment in accordance with the option provided by the IFRS 1 standard. This option has been used as an exception and for insignificant amounts.

The following table presents the effects of the conversion to the IFRS standards in the form of a simplified balance sheet (before taking into account modifications which shall be made to the presentation of the balance sheet in accordance with the IFRS standards).

		IFRS
	30.06.2004 French GAAP			30.06.2004 IFRS
		adjustments	reclassifications

	(€m)
Property, plant and equipment	3,162	(17)	13	3,157
Working capital requirement	2,047	(8)	(3)	2,036
Net deferred tax	199	(407)	1	(207)
Provisions for contingencies	(464)	0	0	(463)
Financial instruments	0	(10)	0	(10)
Net financial debt	(2,102)	(93)	(11)	(2,206)

Minority interests	(28)	(1)	0	(29)
Shareholders' equity	(2,814)	536	0	(2,278)

	0	0	(0)	0

Details of the effects on shareholders' equity

For the first application of the IFRS standards, all differences in accounting method are recognised with shareholders' equity as the counterparty account.

For Pernod Ricard, the IFRS standards entail a reduction in shareholders' equity of € 536 million, or slightly less than 20% of total shareholders' equity presented under French accounting standards.

114

The following table presents the principal standards impacting the Group's consolidated shareholders' equity:

(€m)

Group shareholders' equity 30.06.04 under French Gaap	2,814

Negative impacts
IAS 12: Deferred taxes on brands	(384)
IAS 32: Elimination of Pernod Ricard shares	(147)
IAS 12: Other deferred taxes	(15)
IAS 39: Fair value of financial instruments (derivatives)	(10)
IAS 16, 36/IFRS 1: Adjustments to property, plant and equipment	(10)
Positive impacts
IAS 32: Accounting for OCEANE convertible bonds 2002-2008	20
IAS 39: Fair value of investments	5
Miscellaneous (IAS 41 – Agriculture, etc.)	5
Group shareholders' equity 01.07.04 under IFRS	2,278

Difference	(536)

The total change of € (536) million in shareholders' equity calls for the following remarks:

•
Three quarters of the impact results from the application of the IAS 12 standard "Income tax" to the brands on the balance sheet. This point was specifically mentioned in the management report for fiscal year 2003 specifying the terms of the difference between French accounting and IFRS standards.

  Pernod Ricard considers that this new liability recognised in the balance sheet has a low probability of leading one day to an actual tax payment. Indeed, such a payment would only occur in the event of the individual disposal of a brand, while in practise it is generally companies which own brands that are the subject of disposals.

•
The second significant impact on shareholders' equity concerns the elimination of the Pernod Ricard shares. The € 147 million breaks down as follows:

•
amount of € 127 million of Pernod Ricard shares held in order to serve the beneficiaries of stock purchase options. As stated in the 2003 management report, these shares are shown under "Marketable securities" in the current consolidated financial statements and must be presented as a reduction in shareholders' equity in the IFRS financial statements

•
€ 20 million of Pernod Ricard shares held by SIFA consolidated by the equity method in the Group financial statements.

These shares will be restated to arrive at the average number of shares in circulation for the calculation of earnings per share.

Details of the impacts on net financial debt

(€m)

Net financial debt 30.06.04 under French Gaap	2,102

Positive adjustments (increase in net debt)
IAS 32: Adjustment of marketable securities following the elimination of the Pernod Ricard shares	127
IAS 17: Adjustment on lease contracts reclassified as financial	10
IAS 39: Other adjustments of net debt	2
Negative adjustments (decrease in net debt)
IAS 32: Accounting for OCEANE convertible bonds 2002–2008	(35)
Net financial debt 01/07/04 under IFRS	2,206

Difference	104

The total change of € 104 million (an increase of 5% compared with current net financial debt) calls for the following comments:

•
The most significant adjustment concerns the elimination of the Pernod Ricard shares classified as "Marketable securities" in the financial statements prepared under French accounting principles. This point is set out in the explanation of the impacts on shareholders' equity

•
The treatment under IAS 32 of the OCEANE convertible bonds reduces the net debt of the Group by € (35) million pursuant to the breakdown of this instrument into a debt component (included in the calculation of the net debt) and a shareholders' equity component.

115

Statutory accounts (at 31.12.2002, 31.12.2003 and 31.12.2004) and Notes

Pernod Ricard SA Income Statement for the interim situation of 12 months to 31 December 2004 and for the years ended 31 December 2003 and 2002

	2004	2003	2002

	(€000)
Royalties	39,993	37,935	39,608
Other income	21,326	23,615	19,860
Provision reversals	2,407	1,037	0
Total operating income	63,726	62,587	59,468

Outside services	(55,670)	(60,545)	(65,129)
Duties and taxes	(3,344)	(4,079)	(1,669)
Payroll expenses	(24,691)	(22,658)	(17,382)
Depreciation, amortisation and provision charges	(5,900)	(5,102)	(1,538)
Other expenses	(583)	(528)	(358)
Total operating expenses	(90,188)	(92,912)	(86,076)

Operating loss	(26,462)	(30,325)	(26,608)

Income from equity investments	95,928	297,908	556,585
Other interest and related income	8,902	7,973	16,913
Provision reversals	5,516	6,837	4,026
Foreign exchange gains	27,280	392	3,794
Total finance income	137,626	313,110	581,318

Provision charges	(16,255)	(14,641)	(15,424)
Interest and related expenses	(20,830)	(22,267)	(52,468)
Foreign exchange losses	(280)	(2,230)	(4,005)
Total finance cost	(37,365)	(39,138)	(71,897)

Net finance income	100,261	273,972	509,421

Net profit before exceptional items	73,799	243,647	482,813

Exceptional income	46,371	83,397	240,903
Exceptional expenses	(51,518)	(93,639)	(448,148)
Net exceptional expenses	(5,147)	(10,242)	(207,245)

Profit before tax	68,652	233,405	275,568

Income tax	25,230	15,611	70,210
Net profit	93,882	249,016	345,778

116

Pernod Ricard SA balance sheet at 31 December 2004, 2003 and 2002

	Notes	Gross value	Depreciation & Provisions	Net value	Net value	Net value

	(€000)
Intangible assets	2	39,375	(4,151)	35,224	35,146	32,791

Licences, brands		39,375	(4,151)	35,224	35,146	32,791
Property, plant and equipment		10,391	(4,600)	5,791	6,417	9,270

Land		948	0	948	948	1,253
Buildings		2,259	(1,264)	995	1,032	2,245
Machinery and equipment		50	(35)	15	22	25
Other		7,134	(3,301)	3,833	4,415	5,747
Investments	3	1,724,511	(81,103)	1,643,408	1,606,977	1,669,511

Equity investments		1,367,794	(80,971)	1,286,823	1,295,333	1,255,917
Equity investment related receivables		254,688	(132)	254,556	310,513	399,323
Loans		18	0	18	18	18
Other		1,148	0	1,148	1,113	13,935
Treasury shares		100,863	0	100,863	0	318
Total fixed assets		1,774,277	(89,854)	1,684,423	1,648,540	1,711,572

Advances and supplier prepayments		279	0	279	969	451

Operating receivables		45,956	0	45,956	23,525	19,899

Trade and related receivables		1,436	0	1,436	12,057	12,704
Other		44,520	0	44,520	11,468	7,195
Various operating receivables	9	194,849	(11,893)	182,956	394,894	336,532

Marketable securities	5	176,777	(1,432)	175,345	120,372	73,515

Cash and equivalents		589	0	589	272	2,686

Total current assets		418,450	(13,325)	405,125	540,032	433,083

Prepaid expenses	6	3,451	0	3,451	1,043	2,317

OCEANE bond redemption premiums	6	30,169	0	30,169	40,225	50,281

Deferred charges	6	381	0	381	681	1,123

Currency translation adjustment	6	6,426	0	6,426	5,316	5,449

Total adjustment assets		40,427	0	40,427	47,265	59,170

Total assets		2,233,154	(103,179)	2,129,975	2,235,837	2,203,825

117

Equity & Liabilities

	Notes	2004	2003	Pro forma(1) 2002	2002

	(€000)
Share capital	7	218,501	218,501	174,801	174,801

Share premium		37,712	37,712	37,712	37,712

Reserves		401,409	397,039	440,739	440,739

Legal reserves		21,850	17,480	17,480	17,480
Regulated reserves		379,559	379,559	423,259	423,259
Retained earnings		418,594	325,568	97,205	119,878

Net profit/(loss)		93,882	249,016	345,778	345,778

Regulated provisions	9	122	129	136	136

Total equity	8	1,170,220	1,227,964	1,096,371	1,119,044

Provisions for contingencies	9	55,244	64,329	77,765	55,092

Financial debt		651,975	663,691	677,670	677,670

OCEANE convertible bonds	13	547,902	547,902	547,902	547,902
Non-convertible bonds		0	0	0	0
Borrowings from financial institutions	14	74,824	85,067	99,313	99,313
Perpetual subordinated notes (TSDI)	15	29,249	30,722	30,455	30,455
Other financial debt		0	0	0	0
Operating liabilities		41,135	46,785	50,660	50,660

Trade and other accounts payable		23,057	20,773	32,999	32,999
Tax and social security liabilities		18,078	26,012	17,661	17,661
Sundry liabilities		174,224	150,577	282,187	282,187

Income tax liabilities		0	12,967	0	0
Other		174,224	137,610	282,197	282,187
Total liabilities		867,334	861,053	1,010,517	1,010,517

Deferred income	11	24,173	48,157	239	239

Currency translation adjustment	11	13,004	34,333	18,933	18,933

Total adjustment liabilities		37,177	82,490	19,172	19,172

Total equity and liabilities		2,129,975	2,235,837	2,203,825	2,203,825

(1)
Pro forma 31.12.2002 figures take into account the change in the method for accounting for retirement and related benefits.

118

Pernod Ricard SA Cash Flow Statement
for the interim situation of 12 months to 31 December 2004 and the fiscal years ended 2003 and 2002

		2004	2003	Pro forma 2002	2002

		(€000)
Operating activities
Net profit		93,882	249,016	345,778	345,778
Fixed assets depreciation and amortisation		2,182	1,551	898	898
Change in provisions		2,591	2,464	(71,431)	(71,431)
Losses/(gains) on fixed asset disposals and others		(1,729)	(13,889)	249,047	249,047
Cash flow from operations		96,926	239,142	524,292	524,292

Decrease (increase) in working capital requirement		(41,722)	107,962	157,486	157,486
Cash provided from operating activities	1	55,204	347,104	681,778	681,778

Investment activities
Acquisition of PPE and intangibles (net of disposals)		(1,428)	9,908	(7,458)	(7,458)
Acquisition of financial investments (net of disposals)		(39,542)	52,931	3,369	3,369
Cash provided from/(applied to) activities	2	(40,970)	62,839	(4,089)	(4,089)

Financing activities
OCEANE bonds		0	0	0	488,750
Increase in share capital (including exceptional tax on long-term capital gain reserve)		(4,987)	0	47	47
Dividends paid (including withholding tax)		(146,634)	(117,416)	(98,630)	(98,630)
Cash provided from/(applied to) financing activities	3	(151,621)	(117,416)	(98,583)	390,167

Change in net financial debt	1,2,3	(137,387)	292,527	579,106	1,067,856

Net financial debt at the beginning of the year		(148,303)	(440,830)	(1,019,936)	(1,019,936)
Net financial debt at year-end		(285,690)	(148,303)	(440,830)	47,920

Note: Composition of net financial debt

The variation in net financial debt is made up of changes in loans, financial debt and cash flow.

Net financial debt is broken as follows:

	2004	2003	Pro forma 2002	2002

	(€000)
OCEANE convertible bonds	(488,750)	(488,750)	(488,750)	0
TSDI and borrowings from financial institutions	(104,073)	(115,789)	(129,768)	(129,768)
Loan to Pernod Ricard Finance, fully-owned subsidiary	129,767	333,412	98,811	98,811
Marketable securities	176,777	122,552	76,191	76,191
Cash and equivalents	589	272	2,686	2,686
Net financial debt at year-end	(285,690)	(148,303)	(440,830)	47,920

The 2002 pro forma cash flow statement incorporates the OCEANE convertible bonds in net financial debt.

119

Analysis of Pernod Ricard SA financial results

Parent company/subsidiaries relationships

The main role of Pernod Ricard SA, the Group's Parent Company, which is hereafter referred to as the "Company", is to manage and co-ordinate objectives in the areas of strategy, financial control of subsidiaries, acquisitions, marketing, development, research, human resources and communications. Pernod Ricard SA's relationship with its subsidiaries essentially consists of billing of fees for the use of brands owned by Pernod Ricard SA, the rebilling of purchased advertising space and the collection of cash dividends.

Interim situation at 31.12.2004

Operating income, which includes royalties received from brands belonging to the Company, amounted to € 63.7 million compared with € 62.6 million in 2003.

Operating expenses amounted to € 90.2 million compared with € 92.9 million in 2003. This saving of € 2.7 million was mainly due to non-recurring 2003 expenses as well as a reduction in fees.

The operating loss thus declined from (€ 30.3) to (€ 26.5) million.

Net finance income amounted to € 100.3 million compared with € 274 million to end-December 2003. This income mainly consisted of dividends received from subsidiaries. Net finance income in 2003 reflected the collection of exceptional dividends paid by Austin Nichols, Etablissements Vinicoles Champenois and Comrie.

Profit before exceptional items declined to € 73.8 million compared with € 243.6 million in the previous year.

Net exceptional expenses amounted to € 5.1 million compared with € 10.2 million in 2003.

Lastly, the Company realised an income tax credit of € 25.2 million reflecting the effects of tax consolidation.

As a result of the above, the Company realised a net profit in 2004 of € 93.9 million compared with € 249 million for 2003.

Change of fiscal year end

Pursuant to a Resolution of the Joint Ordinary and Extraordinary Shareholders' Meeting of 17 May 2004, the current financial year has been extended by six months and will end on 30 June 2005. Future financial years will begin on 1 July and end on 30 June.

As a result, the financial statements drawn up on 31 December 2004 correspond to an interim situation compared with the fiscal year end which will be on 30 June 2005.

Prior to the appropriation for the 12-month interim period to 31 December 2004, the balance sheet amounts to € 2,129,975,399 and the income statement shows a profit of € 93,882,087.

By a letter dated 26 March 2004 filed with the DGE (IFU 1), Pernod Ricard SA, as lead company for the tax consolidation group and its consolidated subsidiaries notified their decision to change the year-end of their fiscal year to 30 June of each year instead of 31 December of each year, by virtue of the provisions of Article 223 A of the French General Tax Code, as amended by Article 97 of the Finance Act for 2004.

As a result of this:

– the current fiscal year has an exceptional duration of 18 months for the period beginning on 1 January 2004 and ending on 30 June 2005

– this declaration of financial results relates to the fiscal period from 01.01.2004 to 31.12.2004 in accordance with the provisions of Article 37, paragraph 2, of the General Tax Code.

Notes nos. 1 to 23 below, presented in thousands of euros, form an integral part of the financial statements for the 12 months to 31 December 2004.

120

Notes to the parent company financial statements

Note 1 – Accounting principles and methods

The 2004 financial statements were prepared in accordance with French Generally Accepted Accounting Principles. Accounting principles and methods have been applied in conformity with the prudence principle and to provide a fair view of the business, using the following assumptions:

– going concern

– consistency of accounting methods from one period to the next (except for the change in accounting principle explained in Note 1.1 below)

– independence of accounting periods.

Balance sheet assets and liabilities were valued at their historical cost, contribution cost or market value, depending on which basis was the most appropriate.

1.  Accounting principles and presentation format changes

Beginning on 1 January 2003, the Company elected to apply the preferred method for accounting for its retirement and related commitments. These commitments are calculated in accordance with principles recommended by the French Accounting Committee on 1 April 2003, which are listed in Note 9.

Previously, the Company only partly accounted for its retirement commitments: a retirement benefits provision was only established for employees with more than 10 years of seniority and aged more than 45 years old.

The provision corresponding to the preferred method that was calculated at the beginning of the year of the change in accounting method (1 January 2003), was charged in full to Retained Earnings for an amount of € 23 million.

2.  Intangible assets

Intangible assets are primarily comprised of brands arising from the Pernod and Ricard companies' merger in 1975 and from subsequent mergers.

Computer software is amortised over 1 and 3 years, based on their probable economic lives.

3.  Property, plant and equipment

Property, plant and equipment assets are valued at acquisition cost (purchase price plus ancillary costs, excluding acquisition costs). Depreciation is calculated using the straight-line or declining balance methods, based on their economic lives:

Buildings	between 20 and 50 years (straight-line)
Fixtures and fittings	10 years (straight-line)
Machinery and plant equipment	5 years (straight-line/declining balance)
Office furniture and equipment	10 years (straight-line) or 4 years (declining balance)

4.  Investments

Equity investments are valued at their acquisition cost, net of ancillary costs, after legal revaluations, where applicable.

A writedown provision is established if the value in use is lower than the net book value.

Value in use is determined based on multi-criteria analysis, taking into account the prorata book value of the subsidiary's shareholders' equity, return on investment, financial and business potential and the market value of its net assets.

5.  Receivables

Receivables are valued at their nominal value. A writedown provision is established in the event their collection value falls below their book value.

6.  Treasury shares

This account mainly includes the treasury shares acquired by the Company for future allocation to employees and managers through a stock option plan.

In order to provide for the costs associated with the probable exercise of options, a writedown provision is established at fiscal year-end if the plan's set purchase price is less than the purchase price paid by the Company.

7.  Provisions for contingencies

Provisions for contingencies are accounted for in accordance with CNC Regulation no. 00-06 of 20 April 2000 on liabilities.

This Regulation provides that a liability is accounted for when an entity has an obligation towards a third party and that it is probable or certain that this obligation will cause an outflow of resources without an equivalent counterpart expected of it. This obligation must exist at the fiscal year-end in order to be recorded.

8.  Translation of foreign currency denominated items

The translation of receivables, liabilities, cash and marketable securities denominated in foreign currencies is as follows:

– all liabilities, receivables, marketable securities and cash are translated at year-end rates

121

– translation differences are recorded as a currency translation adjustment, asset or liability

– establishment of a provision for deferred exchange losses, after taking into account the potential offsetting operations that are subject to foreign exchange coverage.

9.  Financial instruments

Differences arising from changes in value of financial instruments that are used as hedges for covering foreign denominated items are recorded in the income statement in a similar manner to the income or charges of the covered item.

Differences arising from changes in value of financial instruments that are not assimilated to hedges and that are used in operations in organised or similar markets are directly recorded into the income statement.

10.  Income tax

The Company benefits from a Group Tax consolidation as defined by the Law of 31 December 1987. Under certain conditions, this scheme allows for the offsetting against the taxable profits of profitable companies the losses of other companies. The applicable scheme is governed by Articles 223 A and subsequent of the French General Tax Code.

The net receivable or payable amount is recorded in the balance sheet of the Company.

Note 2 – Intangible assets

Gross value

	At 01.01.2004	Acquisitions	Disposals	At 31.12.2004

	(€000)
Business goodwill	915	0	0	915
Brands	33,422	1,126	0	34,548
Software licenses	3,587	325	0	3,912

Total	37,924	1,451	0	39,375

Accumulated amortisation

	At 01.01.2004	Amortisation	Reversals	At 31.12.2004

	(€000)
Business goodwill	(915)	0	0	(915)
Brands	(171)	(352)	0	(523)
Software licenses	(1,692)	(1,021)	0	(2,713)

Total	(2,778)	(1,373)	0	(4,151)

122

Note 3 – Investments

Gross value

	At 01.01.2004	Acquisitions	Capital operations	Disposals	Transfers	At 31.12.2004

	(€000)
Consolidated subsidiaries shareholdings	1,264,472	5	0	0	0	1,264,477
Non-consolidated entities shareholdings	4,543	9	0	992	0	3,560
Other equity investments	128,778	0	218	29,560	0	99,436
Advances on equity investments	321	0	0	0	0	321

Total equity investments	1,398,114	14	218	30,552	0	1,367,794
Participating loans	310,528	9,404	0	65,244	0	254,688
Other loans	18	0	0	0	0	18
Deposits and sureties	1,113	61	0	26	0	1,148
Treasury shares	0	100,863	0	0	0	100,863

Total	1,709,773	110,342	218	95,822	0	1,724,511

Provisions

	At 01.01.2004	Charges	Reversals	At 31.12.2004

	(€000)
Shareholdings in consolidated subsidiaries	2,617	0	0	2,617
Shareholdings in non-consolidated entities	3,451	0	992	2,459
Other equity investments	96,391	4,577	25,394	75,574
Advances on equity investments	321	0	0	321

Total equity investments	102,780	4,577	26,386	80,971
Participating loans	15	117	0	132

Total	102,795	4,694	26,386	81,103

123

Note 4 – Receivables' and liabilities maturity

Receivables

	Gross value	Due within 1 year	Due after 1 year

	(€000)
Loans relating to equity investments	254,688	2,621	252,067
Other loans	18	0	18
Other investments	102,011	100,863	1,148

Fixed assets	356,717	103,484	253,233
Current assets (excluding Marketbale Securities/Cash) (1)	244,257	227,836	16,421

Total receivables	600,974	331,320	269,654

Liabilities

	Gross value	Due within 1 year	Due after 1 year	Due after 5 years

	(€000)
OCEANE convertible bonds	547,902	0	547,902	0
Borrowings from financial institutions	74,824	12,420	62,404	0
Subordinated Perpetual Notes (T.S.D.I.)	29,249	3,215	26,034	0
Other debt	0	0	0	0
Operating liabilities	41,135	36,147	4,988	0
Other liabilities	174,224	4,908	169,316	0
Deferred income	24,173	24,173	0	0

Total liabilities	891,507	80,863	810,644	0

(1)
Current asset receivables primarily consist of a loan to Pernod Ricard Finance S.A., a fully owned subsidiary of the Company.

Note 5 – Marketable securities

	At 01.01.2004		Purchased		Exercised		At 31.12.2004
	quantity	value	quantity	value	quantity	value	quantity	value

	(€000)
Pernod Ricard SA shares
– gross value	2,208,000	122,515	757,821	78,315	505,841	24,090	2,459,980	176,740
– writedown		(2,181)				(786)		(1,395)
– net value	2,208,000	120,334	757,821	78,315	505,841	23,304	2,459,980	175,345

Other companies' shares
– gross value	0	37	0	0	0	0	0	37
– writedown	0	0	0	0	0	37	0	(37)
– net value	0	37	0	0	0	37	0	0

Total	2,208,000	120,371	757,821	78,315	505,841	23,341	2,459,980	175,345

The 31 December 2004 market value of Pernod Ricard shares amounted to € 112.70.

124

Note 6 – Adjustment assets

	At 01.01.2004	Increases	Decreases	At 31.12.2004

	(€000)
Prepaid expenses	1,043	2,408	0	3,451
OCEANE bond redemption premiums	40,225	0	10,560	30,169
Deferred charges	681	0	300	381
Currency translation adjustments	5,316	6,426	5,316	6,4426

Total	47,265	8,834	15,672	40,427

The main movement concerns the redemption premium relating to the bond carrying an option to convert into new shares/exchange existing shares (OCEANE), whose major features are described in Note 13. This premium, with a gross value of € 40,224,770, was subject to an amortisation of € 10,056,193 in 2004, based on bond duration of 5 years and 322 days.

Note 7 – Share capital

At 31 December 2004, the Company's share capital amounted to € 218,500,651.10, consisting of 70,484,081 shares with a par value of € 3.10 each.

Note 8 – Shareholders' equity

	At 01.01.2004	2003 net profit allocation	Dividend distribution	Others	2004 net profit	At 31.12.2004

	(€000)
Share capital	218,501					218,501
Share premium	45					45
Merger premium	37,667					37,667
Legal reserve	16,285			4,371		20,656
PVNLT legal reserve	1,194					1,194
Regulated reserves	379,559					379,559
Retained earnings	325,568	249,016	(138,149)	(17,841)		418,594
Net profit	249,016	(249,016)			93,882	93,882
Regulated provisions	129				(7)	122

Total	1,227,964	0	(138,149)	(13,470)	93,875	1,170,220

Note 9 – Provisions

	At 01.01.2004	Charge increases	Utilised reversals	Non-utilised reversals	At 31.12.2004

	(€000)
Regulated provisions
Special revaluation provision	129	0	7	0	122

Sub-total 1	129	0	7	0	122

Provisions for contingencies
Exchange losses	4,097	4,824	4,097	0	4,824
Other risks	29,548	239	8,753	0	21,034
Tax risks	4,871	628	1,879	1,010	2,610
Retirement and similar benefits	25,811	3,240	2,275	0	26,776

Sub-total 2	64,327	8,931	17,004	1,010	55,244

Writedown provisions
Intangible assets	915	0	0	0	915
Investments	102,795	4,694	26,386	0	81,103
Other	6,336	8,688	1,698	0	13,326

Sub-total 3	110,046	13,382	28,084	0	95,344

Grand total	174,502	22,313	45,095	1,010	150,710

Provisions for contingencies

Other provisions primarily include a provision for exceptional charges regarding the restructuring of the Seagram distribution network that was jointly acquired with Diageo. The provision reversals for the period were related to the liquidation operations of Seagram Group companies.

125

Retirement benefit provisions in France essentially comprise unfunded retirement benefits and complementary benefits that are partly funded. The impact of the Fillon Law on the calculation of retirement benefits was recorded as "Non-recognised past service costs". They will be amortised over the average remaining years of service of the employees concerned.

Writedown provisions

Investment writedown provisions notably include provisions for Seagram Group companies that will be sold or liquidated. The provision reversals for the period were related to liquidation operations of Seagram Group companies.

Other writedown provisions relate to a writedown of Seagram companies' receivables.

Note 10 – Other balance sheet assets and liabilities

	Amount concerning the companies
Balance sheet accounts (gross value)	Associated	With which the Company has an equity connection

	(€000)
Equity investments	1,264,476	103,317
Equity investment related receivables	253,612	1,076
Trade and related receivables	0	0
Other receivables	158,820	0
Loans and financial debt	0	0
Accounts payable and related accounts	1,374	0
Other liabilities	129,232	389

Note 11 – Adjustment liabilities

	At 01.01.2004	Increases	Decreases	At 31.12.2004

	(€000)
Deferred income	48,157	0	23,984	24,173
Currency translation adjustment	34,333	13,004	34,333	13,004

Total	82,490	13,004	58,317	37,177

Deferred income relates essentially to the factoring of future receivables to a financial institution.

Note 12 – Accrued income and expenses

Accrued income

Accrued income amounts reported in the following balance sheet asset accounts

Amount

(€000)
Equity investment related receivables	2,621
Other investments	0
Trade and related receivables	1,436
Other receivables	5,590
Cash and equivalents	0

Total	9,647

Accrued expenses

Accrued expenses amounts reported in the following balance sheet liability accounts

Amount

(€000)
Borrowings from financial institutions	13,974
Other financial debt	0
Operating liabilities	16,768
Other liabilities	0

Total	30,742

126

Note 13 – OCEANE convertible bonds

The Company issued 4,567,757 bonds with a par value of € 107 each, bearing interest at 2.5% per annum and with the right to interest payments from 13 February 2002, convertible into new shares and/or exchangeable for existing shares (OCEANE) for € 488,749,999. No notice of option exercise was received during 2004.

These bonds have a duration of 5 years and 322 days, redeemable in full on 1 January 2008 at a price of € 119.95.

These bonds have been recorded at their full value, redemption premium included, thus amounting to € 547,902,452.

Note 14 – Borrowings from financial institutions

For the Seagram acquisition, the Company partly accessed a syndicated loan, amounting to a principal amount of € 1,056 billion at 31 December 2001. This loan was repaid mainly by the OCEANE issue in February 2002 and the disposal of various non-strategic assets.

On 4 August 2004, the Pernod Ricard Group arranged a new syndicated multi-currency bank loan with a duration of five years. This loan allowed the Group to repay the balance of the Seagram acquisition loan taken out in 2001 and to benefit from more favourable financing conditions. It amounted to € 62.4 million at 31 December 2004.

This financing led to the issuance of guarantees, as disclosed in Note 21.

Note 15 – Perpetual Subordinated Notes (TSDI)

On 20 March 1992, the Company issued financial debt outside France in the form of Perpetual Subordinated Notes for a total nominal amount of € 61 million.

These TSDI were "repackaged" following the signing of an agreement with a third party company at the time of the issue.

At 31 December 2004, the amount outstanding was € 29.2 million and was reported as financial debt. This outstanding amount corresponds to the amount available at the date of issue, restated for the non-deductible interest.

Note 16 – Breakdown of income tax

	Total	Ordinary activities	Exceptional activities

	(€000)
Profit/(loss) before income tax	68,653	73,799	(5,146)
Income tax – pre-Group Tax consolidation	22,011	17,870	4,141
Income tax – Group Tax consolidation	3,218	0	3,218

Net profit	93,882	91,669	2,213

Note 17 – Deferred tax liability decrease

Nature of timing differences

Tax amount

(€000)
Decreases
Expenses that are not tax deductible in the year they are incurred
Organic and others	45
Retirement benefits	1,201
OCEANE convertible bond redemption premium	3,563

Deferred tax liability decreases	4,809

The tax rate used is 35.43%, corresponding to the tax rate in effect in 2004.

Note 18 – Remuneration

Remuneration paid to the five highest-paid executives amounted to € 5,032,838.

Note 19 – Operating income

Operating income is primarily derived from brand royalties, which amounted to € 40 million in 2004.

Other income was primarily due to € 20.2 million in operating cost transfers relating to the rebilling of advertising space purchasing and various service costs.

The Company does not earn any income from its subsidiaries for its coordination and general services.

127

Note 20 – Net exceptional expenses

Amount

(€000)
Operating activities	0
Investment activities	(30,641)
Provision reversals and cost transfers	25,494

Net exceptional expenses	(5,147)

The net loss from investment activities is primarily due to losses from liquidations of ex-Seagram companies amounting to (€ 23.2) million.

The provisions reversals and cost transfers include notably provision reversals for writedown of shares of Seagram Group companies liquidated during the period of € 22.8 million.

Note 21 – Off-balance sheet commitments

Commitments given

Amount

(€t)
Guarantees for the benefit of subsidiaries(1)	1,442,618
Operating lease	14,517
Guarantees for the benefit of third parties	0

Total	1,457,135

(1)
Including a guarantee give, relating to the syndicated loan for the Seagram acquisition, for loans and commercial paper. The total value of guarantees for the Seagram acquisition concerning other Company subsidiaries at 31 December 2004 was € 847 million.

The operating lease relates to the premises at 12 place des Etats-Unis, Paris 16th, and amounts to € 14.5 million.

The Company, pursuant to Section 17 of the Companies (Amendment) Act, 1986 (Republic of Ireland), irrevocably guaranteed for 2004 the liabilities of the following subsidiaries: Comrie Ltd., Irish Distillers Group Ltd., Irish Distillers Ltd., The West Coast Cooler Co Ltd., Watercourse Distillery Ltd., Fitzgerald & Co Ltd., Ermine Ltd., Gallwey Liqueurs Ltd., Smithfield Holdings Ltd. and Irish Distillers Holding Ltd.

Note 22 – Average workforce size in 2004

	Company employees	On secondment

Managers	89	3
Supervisors and technicians	22	–
Employees(1)	16	–

Average headcount	127	3

Note:

(1)
Excluding 4 apprentices.

128

Note 23–Subsidiaries and associate companies at 31 December 2004

Equity investments in subsidiaries exceeding 1% of Pernod Ricard SA share capital(1)

				Book value of equity investments
		Shareholders' equity before net profit allocation						Net excluding duties and taxes sales
	Share capital		% owned				Guarantees and pledges		Net profit/(loss)	Dividends received
				Brute	Nette	Loans

	(€000)
Ricard, 4 et 6, rue Berthelot, 13014 Marseille	54,000	149,532	100.00	67,227	67,227			439,071	55,023	51,975
Austin Nichols, 777 Westchester Avenue, White Plains, N.Y. 10604 (USA)	1	188,320	100.00	168,118	168,118		381,763	63,486	33,092	–
Pernod, 120, avenue du Maréchal-Foch, 94015 Créteil	40,000	134,960	100.00	94,941	94,941			301,666	9,633	9,185
Compagnie Financière des Produits Orangina, 17, boulevard de l'Europe, BP241, 13747 Vitrolles Cedex	10,000	34,602	99.97	39,587	39,587			9,291	23,209	853
Pernod Ricard Europe, 2, rue de Solférino, 75340 Paris cedex 07	40,000	65,242	100.00	36,406	36,406			31,766	11,678
Campbell, 111/113 Renfrew Road, Paisley, PA3 4DY (Scotland)	10,590	32,037	95.98	40,198	40,198			–	–
Santa Lina, 12 place des Etats-Unis, 75116 PARIS	4,158	263,840	99.98	145,274	145,274			–	(37,743)
PERNOD RICARD Finance, 12, place des Etats-Unis, 75116 PARIS	77,000	117,976	100.00	89,220	89,220		541,174	–	(3,668)
Résidences de Cavalière, 83290 Cavalière	3,140	1,108	99.98	3,125	739	945		58	464
Pernod Ricard Australia, 33 Exeter Terrace, Devon Park SA 5008 (Australia)	114,574	124,012	100.00	151,789	151,789			–	18,112	17,806
Comrie, Temple Chambers, 3, Burlington Road, DUBLIN 4 (Ireland)	64,829	312,639	100.00	64,833	64,833	224,703	48	–	46,553	–
Yerevan Brandy Company, 2, Admiral Isakov Avenue, Yerevan 375092 (Armenia)	15,962	53,846	100.00	27,856	27,856		11,747	28,656	11,040
Pernod Ricard Acquisition II 777 Westchester Avenue, White Plains, NY 10604	550,620	551,350	20.00	167,038	167,038			0	45,072	10,780
Etablissements Vinicoles Champenois 12, place des Etats-Unis, 75116 PARIS	71,675	188,648	100.00	100,955	100,955		249,615	–	86,131	2,820
International Cognac Holding 7, place Edouard Martell, 16 100 Cognac	42,240	21,406	100.00	42,240	42,240			–	(3,865)

Information on other subsidiaries and associate companies
Subsidaries:
French				507	507	0	0			0
Foreign				28,625	26,008	28,908	0			2,497
Associate companies:
French				96	23	0	0			0
Foreign				99,436	23,862	0	0			12

(1)
This schedule excludes information relating to the net book value of the shares held in former Seagram companies that are not consolidated.

129

Five-year financial results highlights(1)

	2000	2001	2002	2003	2004

	(€)
Share capital at year-end
Share capital value	171,921,818	174,798,646	174,800,521	218,500,651	218,500,651
Number of shares issued at 31 December	56,386,660	56,386,660	56,387,265	70,484,081	70,484,081
Number of convertible bonds or bonds exchangeable for shares issued	–	–	4,567,757	4,567,757	4,567,757
Number of bonus shares allocated on 14 February (dividend rights from January 1, 2002)	–	–	14,096,816	–	–

Operating results
Net sales (excluding duties and taxes)	–	–	–	–	–
Profit before taxes, amortisation, depreciation and provision charges	55,261,384	110,838,645	292,529,799	242,631,812	47,339,833
Income tax	15,088,284	21,877,829	70,210,817	15,610,839	25,229,850
Net profit/(loss)	68,827,725	(74,537,885)	345,778,498	249,015,436	93,882,087
Dividends distributed(3)	90,218,656	101,495,988	126,871,346	138,148,799	–

Earnings per share (EPS) and dividend per share
EPS – After tax profit, but before depreciation, amortisation and provision charges	1.25	2.35	6.43	3.66	0.67
EPS – Net profit	1.22	(1.32)	6.13	3.53	1.33
Dividend per share(3)	1.60	1.80	1.80	1.96	–
Dividend per share – adjusted for share capital movements(2)	1.28	1.44	1.80	1.96	–

Personnel
Number of employees	49	56	88	117	127
Total payroll	5,729,006	7,403,821	11,891,471	15,871,787	18,477,567
Social security charges	2,267,518	2,919,785	5,490,206	6,786,216	6,213,135

(1)
For comparative purposes, historical data in French Francs for 2000 has been converted into Euros and rounded to the nearest Euro.

(2)
Dividend restated to take into account changes in Group structure between 31 December 2002 and the date of net profit allocation.

(3)
Dividends for 2005 will be finally known following the Shareholders' Meeting of 10 November 2005 (dividends for the 18-month period from 1 January 2004 to 30 June 2005).

Previous five-year dividend distribution(1)

Year	Payment date		Cash dividend	Tax credit	Gross dividend	Annual total

	(€)
1999	12.01.2000		0.75	0.375	1.125
	10.05.2000		0.85	0.425	1.275	2.40
2000	11.01.2001		0.80	0.40	1.20
	10.05.2001		0.80	0.40	1.20	2.40
2001	10.01.2002		0.80	0.40	1.20
	11.06.2002		1.00	0.50	1.50	2.70
2002	14.01.03/05.03.03	(2)	0.90	0.45	1.35
	15.05.2003		0.90	0.45	1.35	2.70
2003	13.01.2004		0.90	0.45	1.35
	25.05.2004		1.06	0.53	1.59	2.94
2004/2005	11.01.2005		0.98	not applicable	0.98	(3)

(1)
For comparative purposes, historical data in French Francs for 1999 and 2000 has been converted into Euros and rounded to the nearest Euro.

(2)
The new shares, resulting from the increase in share capital through the incorporation of reserves and the allocation of bonus shares with effect from 14 February 2003, on the basis of one bonus share for every 4 existing shares, were created with dividend rights from 1 January 2002 and on registration had the right to an interim cash dividend of € 0.90 per share paid to holders of existing shares on 14 January 2003.

130

(3)
First interim dividend for the 18-month period 2004/2005. A second interim dividend of € 1.16 will be paid on 7 June 2005. The final dividend will be decided following the Shareholders' Meeting convened to consider the financial statements for the 2004/2005 period which will take place on 10 November 2005.

Unclaimed dividends are transferred to the Public Treasury five years after their due date.

Equity investment at 31 December 2004

French equity investments with a net book value in excess of €100,000	Number of shares held	Net book value

		(€)
Santa Lina	20,047	145,274,185
EVC	234,989	100,955,022
Pernod	2,579,984	94,940,630
Pernod Ricard Finance	10,317,433	89,220,484
Ricard	1,749,991	67,227,023
I.C.H.	42,600	42,240,000
CFPO	11,907	39,587,134
Pernod Ricard Europe	999,992	36,406,017
Résidences de Cavalière	205,950	739,118
SCI du Domaine de Cavalière	19,400	338,620
Galibert et Varon	4,992	117,463
Sub-total		617,045,696

Other French companies' shares		74,032
Equity investments in unlisted foreign companies		669,702,803

Total at 31.12.04		1,286,822,531

131

Statutory Auditors' report on the interim parent company financial statements for the period from 1 January 2004 to 31 December 2004

Pursuant to the request made to us as Statutory Auditors of the Company, we have conducted an audit of the interim financial statements for the period from 1st January 2004 to 31 December 2004, as annexed to this report.

The parent company financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I – Opinion on the interim financial statements

We conducted our audit in accordance with accepted professional standards in France. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management as well as evaluating the overall adequacy of the presentation of information in these interim financial statements. We believe our audit provides a reasonable basis for our opinion expressed below.

In our opinion, the parent company interim financial statements give a true and fair view of the financial position, assets and liabilities and net profit of the Company for the period then ended, in accordance with French accounting standards and principles.

II – Justification of Auditors' assessments

In application of the provisions of Article L.225-235 of the Commercial Code regarding the justification of our assessments, we bring to your attention the following matters:

Investments have been valued in accordance with the accounting methods described in the Note called "Accounting standards and methods – Investments". Within the framework of our engagement, we have reviewed the appropriateness of these accounting methods as well as the reasonableness of the assumptions used and of the valuations resulting therefrom.

The assessments that we have made of these matters fall within the framework of our audit which focus on the parent company interim financial statements as a whole, and accordingly contributed to the issuance of the clean opinion in the first part of this report.

Neuilly-sur-Seine and Paris, 3 May 2005
The Statutory Auditors

DELOITTE & ASSOCIES

Alain PONS
Alain PENANGUER

MAZARS & GUERARD

Frédéric ALLILAIRE

SOCIETE D'EXPERTISE COMPTABLE
A. ET L. GENOT
GROUPE RSM

Jean-Claude REYDEL

132

SALUSTRO REYDEL

Information concerning companies not included in the scope of consolidation in which Pernod Ricard holds a shareholding and that are capable of having a significant impact on its shareholders' equity, its financial situation or its financial results:

NONE

Fees of the Auditors:

	Deloitte	Mazars	Genot	Others	Total

	(€000)
Certification	(2,450)	(2,533)	(71)	(258)	(5,312)
Related projects	(126)	(143)	(28)	(12)	(308)
Total Audit	(2,575)	(2,676)	(99)	(270)	(5,620)
Legal and tax	(165)	(75)	–	(407)	(647)
Other Services	(311)	(2)	–	(102)	(415)
Total Services	(476)	(77)	–	(509)	(1,063)

Total Audit and Services	(3,052)	(2,753)	(99)	(779)	(6,683)

133

SECTION B
PERNOD RICARD UPDATE ON FIRST QUARTER 2005 NET SALES

The following is an extract from a press release made by Pernod Ricard on 11 May 2005 updating shareholders on the net sales for the first quarter of 2005.

2005 1st quarter net sales

All premium brands remain well positioned

•
Wine & Spirits net sales: (+8.4% organic growth, +6.4% excluding bulk sales)

•
Continued premiumisation of brands portfolio

•
Asia/Rest of World: growth driver for the quarter

Pernod Ricard Wine & Spirits net sales, excluding duties and taxes, amounted to € 753 million for the 1st quarter ending 31 March 2005, up 7% over the same period last year (€ 704 million). This very favourable growth resulted from the following factors:

•
Organic growth: +6.4% (excluding bulk net sales)

•
Significant bulk spirits net sales (impact +2.0%)

•
Weak forex impact (-€ 7.8 million = -1.1%)

•
Insignificant structure impact (-€ 2.2 million = -0.3%)

Continued premiumisation of brands portfolio

For the 1st quarter of 2005, the 12 key brands posted +3% volume growth and +9% value growth. This strong progression by premium brands explains the +6% favourable price/mix effect on our sales: thus, Chivas Regal progressed by +18%, while Martell and Jameson rose by +10% at the same time. In addition, the remarkable performances of Jacob's Creek (+16%), Havana Club (+11%) and Ramazzotti (+31%) should also be highlighted.

Remarkable start of year for Asia/Rest of World: +18.5% organic growth

The Chinese New Year was a major success for Chivas and Martell. China has become the most important market for the Chivas Regal brand, while Martell Cordon Bleu confirmed its superb dynamic performance (volumes +37%) in this region. India with Royal Stag (+36%) and Thailand with 100 Pipers (+50%) also contributed to the strong growth in this region, with the only exceptions being Japan and more recently Taiwan, both of which experienced difficult market conditions.

Contrasting situation in the Americas: -0.6% organic growth

Organic growth in the United States amounted to -1.8%. Seagram's Gin volumes were significantly down (-18%), with 2004 1st quarter volumes having been impacted by an increase in net sales. This negative technical impact masks the underlying good growth of Jameson and The Glenlivet as well as the confirmation of the recovery of Martell and Chivas Regal.

In South America, sales continued on the same very favourable trend as observed in 2004. Venezuela distinguished itself thanks to Chivas Regal, Something Special and 100 Pipers sales, while the growth in Havana Club sales remained sustained, particularly in Cuba.

+7.6% organic growth in Europe (excluding France) (+13.2% bulk spirits sales included)

Europe experienced, in the 1st quarter of 2005 a sustained growth in sales. The United Kingdom, with Jacob's Creek (+45%), Germany with Ramazzotti and Havana Club, and Eastern Europe with Chivas all achieved good growth, partly explained by technical impacts (increased Ramazzotti sales in Germany and an increase in excise taxes in Greece). Both the Irish and Italian markets experienced a difficult quarter.

134

Contraction in France: -6.4% organic growth

The aniseeds market remains very poorly positioned at the beginning of 2005. Ricard and Pastis 51 experienced significant reversals in fortune (accentuated by conflicts with certain distributors). In a market that overall remains difficult for Pernod Ricard, Havana Club rum (+12%) and Zubrowka (+31%) and Wyborowa (+21%) vodkas posted very satisfactory performances.

Group consolidated sales (excluding duties and taxes)

Pernod Ricard Group reported 2005 1st quarter consolidated net sales of € 765 million, compared to € 726 million for the same period last year. Non-strategic activity sales now only account for 1.5% of Group net sales following the disposal of CFPO and Marmande.

Outlook

Regulatory constraints relating to the Allied Domecq offer prevent the Group from issuing a growth guidance, as it ordinarily does.

In the words of Patrick Ricard, Chairman and CEO: "Our performance for the 1st quarter of 2005 was very satisfactory, enabling me to anticipate significant organic operating profit growth for the 1st half of 2005".

Appendices (Q1 2005)(1)

Sales split as at 31 March 2005 (€ millions)

	Q1 2004		Q1 2005		Change		Organic Growth		Forex Impact		Perimeter Impact

Total Wine & Spirits	703.8	97%	752.9	98%	49.0	7.0%	59.0	8.4%	(7.8)	(1.1)%	(2.2)	(0.3)%
Total Other Business	21.9	3%	11.7	2%	(10.2)	(46.4)%	(3.4)	(15.7)%	0.0	0.1%	(6.7)	(30.8)%

Total Group	725.7	100%	764.6	100%	38.9	5.4%	55.6	7.7%	(7.7)	(1.1)%	(9.0)	(1.2)%

Wine & Spirits sales split as at 31 March 2005 (€ millions)

	Q1 2004		Q1 2005		Change		Organic Growth		Forex Impact		Perimeter Impact

Wines & Spirits France	118.5	17%	110.9	15%	(7.6)	(6.4)%	(7.5)	(6.4)%	0.0	0.0%	0.0	0.0%
Wines & Spirits Europe	254.8	36%	285.2	38%	30.4	11.9%	33.5	13.2%	(0.9)	(0.3)%	(2.2)	(0.9)%
Wines & Spirits Americas	147.0	21%	141.6	19%	(5.4)	(3.7)%	(0.9)	(0.6)%	(2.7)	(2.7)%	(0.5)	(0.4)%
Wines & Spirits Asia/ROW	183.5	26%	215.1	29%	31.6	17.2%	33.9	18.5%	(2.9)	(1.6)%	0.5	0.3%

Total Wines & Spirits	703.8	100%	752.9	100%	49.0	7.0%	59.0	8.4%	(7.8)	(1.1)%	(2.2)	(0.3)%

Volume Growth by key brands as at 31 March 2005

Volumes 2005/2004 (M c9L)	2005/2004	MAT

Chivas Regal	18%	14%
Jameson	10%	9%
The Glenlivet	(3)%	7%
Martell	10%	8%
Havana Club	11%	7%
Amaro Ramazzotti	31%	15%
Jacob's Creek	16%	6%
Clan Campbell	(5)%	2%
Wild Turkey	(1)%	0%
Seagram Gin	(17)%	(6)%
Ricard	(12)%	(7)%
Pastis 51	(3)%	(6)%

12 Key Brands	3%	2%

Spirits	2%	2%
Branded Wine	5%	2%

(1)
Period from 1 January 2005 to 31 March 2005, the first trimester of 2005 and the fifth trimester of the present financial period.

135

Forex impact Wine & Spirits

		Forex Impact	Forex Impact

		(€m)	(%)
US Dollar and ass. Currencies	USD	(5.9)	75%
USD	USD	(3.7)	48%
MYR, HKD, CNY	Dev ass	(2.2)	28%
Bolivar Venezuela	VEB	(0.8)	11%
Thai Baht	THB	(0.5)	7%
Indian Roupie	INR	(0.1)	2%
Australian Dollar	AUD	(0.8)	11%
Sterling Pound	GBP	(0.7)	9%
Other Currencies		1.1	(14)%

Total		(7.8)	100%

Accounting principles of forex sales:

15 months sales result from the sum of the two periods 1 January 2004 to 31 March 2004 (6 months) and 1 July 2004 to 31 March 2005 (9 months) respectively converted using the average FX rate relating to their period. Quarterly figures are the difference between year to date data and cumulated data of the previous period.

Appendices (15 months and 9 months pro forma 2004/2005)

Sales split as at 31 March 2005 (€ millions)

	03/31/2005 15 months		03/31/2004 9 months pro forma		03/31/2005 9 months pro forma		Change		Organic Growth		Forex Impact		Perimeter Impact

Total Wine & Spirits	4,242.4	98%	2,626.3	97%	2,714.4	98%	88.0	3.4%	167.5	6.4%	(68.9)	(2.6)%	(10.6)	(0.4)%
Total Other Business	93.8	2%	76.2	3%	48.9	2%	(27.3)	(35.8)%	(8.0)	(10.5)%	0.0	(0.1)%	(19.2)	(25.2)%

Total Group	4,336.2	100%	2,702.6	100%	2,763.3	100%	60.7	2.2%	159.5	5.9%	(68.9)	(2.5)%	(29.9)	(1.1)%

Wine & Spirits sales split as at 31 March 2005 (€ millions)

	03/31/2005 15 months		03/31/2004 9 months pro forma		03/31/2005 9 months pro forma		Change		Organic Growth		Forex Impact		Perimeter Impact

Wine & Spirits France	690.5	16%	430.8	16%	420.6	15%	(10.2)	(2.4)%	(9.8)	(2.3)%	0.0	0.0%	(0.4)	(0.1)%
Wine & Spirits Europe	1,679.0	40%	1,036.1	39%	1,093.5	40%	57.4	5.5%	63.8	6.2%	2.7	0.3%	(9.1)	(0.9)%
Wine & Spirits Americas	895.3	21%	583.5	22%	570.6	21%	(12.9)	(2.2)%	34.8	6.0%	(46.0)	(7.9)%	(1.7)	(0.3)%
Wine & Spirits ROW	977.6	23%	575.9	22%	629.7	23%	53.8	9.3%	78.7	13.7%	(25.6)	(4.4)%	0.7	0.1%

Total Wine & Spirits	4,242.4	100%	2,626.3	100%	2,714.4	100%	88.0	3.4%	167.5	6.4%	(68.9)	(2.6)%	(10.6)	(0.4)%

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PART VII

PROFIT FORECAST OF PERNOD RICARD

1      Forecast

Pernod Ricard's update on first quarter 2005 net sales announced on 11 May 2005 included a quote from Patrick Ricard, Chairman and CEO of Pernod Ricard, stating "Our performance for the 1st quarter of 2005 was very satisfactory, enabling me to anticipate significant organic operating profit growth for the 1st half of 2005."

This statement and the restatement in Section B of Part VI of this document constitute a profit forecast for the purpose of the City Code on Takeovers and Mergers.

Consistent with these statements and on the basis of the assumptions set out below, the Directors of Pernod Ricard have reviewed the forecasted operating profit of the Pernod Ricard Group for the first half of 2005 which shows significant organic growth relative to the operating profit for the first half of 2004 (the "operating profit forecast").

Operating profit is defined as profit before financing costs, exceptional items, income tax, results from associates, goodwill amortisation and minority interests and is presented in accordance with French generally accepted accounting principles.

Organic growth is forecast on the basis of operating profit of the same business perimeter of the Pernod Ricard Group in the first half of 2004 at constant exchange rates.

2      Basis of Preparation

The Pernod Ricard Group's operating profit forecast is based on (i) unaudited management financial reports for the first quarter of 2005 (January – March 2005); and (ii) management forecasts for the six months to 30 June 2005.

The operating profit forecast has been prepared using the assumptions detailed below and using the same accounting policies as those used by the Pernod Ricard Group for previous periods including the twelve months to 31 December 2004. The operating profit forecast has been made with reference to the operating profit of the same business perimeter of the Pernod Ricard Group in the first half of 2004 excluding the impact of foreign exchange rate movements in order to determine the forecast organic growth of operating profit.

3      Assumptions

The operating profit forecast has been prepared by the management of the Pernod Ricard Group on the basis of the following assumptions which are factors outside the control or influence of the Directors of Pernod Ricard:

•
the contemplated transaction will have no significant impact on the business during the period;

•
the following market trends, as evidenced in the first quarter of 2005, continue in the second quarter:

•
Americas: Continued favourable trends in South America and continuation of underlying growth in the United States;

•
France: Continued decline of the Aniseed market;

•
Europe ex-France: overall positive trend;

•
Asia-Pacific/Rest of the World: Strong growth in China and challenging market conditions in Japan and Taiwan;

•
there will be no material changes in the economic or political conditions in the markets or countries in which the Pernod Ricard Group operates including legislation, Government regulation or other official policies or controls which have a material effect on the Pernod Ricard Group's business, customers or suppliers;

•
there will be no force majeure events, such as acts of terrorism, civil unrest or other emergencies, no business interruption through labour disputes, no damage to assets by third parties or any

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  suspensions of any rights of the Pernod Ricard Group, which materially affect the business of the Pernod Ricard Group;

•
there will be no changes to legal, regulatory or contractual arrangements which materially affect the business of the Pernod Ricard Group;

•
there will be no material changes in direct or indirect taxation rates, excise duties or in tariffs;

•
there will be no material movement in inflation rates;

•
there will be no significant litigation; and

•
there will be no significant changes in French accounting standards or any position or interpretation issued by the CNC or the AMF as they apply to the Pernod Ricard Group.

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Letter from Deloitte and Mazars

Deloitte & Associés	Mazars & Guérard
185, avenue Charles de Gaulle 92 200 Neuilly sur Seine France	Le Vinci – 4, allée de l'Arche 92075 La Défense Cedex France

Mr Patrick Ricard
Chairman of the Board

The Directors
Pernod Ricard SA
12 place des Etats-Unis
75116 Paris

The Directors
Goal Acquisitions Limited
1 Le Marchant Street
St Peter Port
Guernsey

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London E14 4QA

JP Morgan plc
125 London Wall
London EC2Y 5AJ

Dear Sirs

We have reviewed the accounting policies and calculations supporting the Profit Forecast. The operating profit forecast for the six month period ending 30 June 2005 is based on a consistent consolidation scope and at constant exchange rates before financing costs, exceptional items, income tax, results from associates, goodwill amortisation and minority interests. The Profit Forecast of Pernod Ricard SA and its subsidiary undertakings ("the Group") for the six month period ending 30 June 2005, is set out in Section B of Part VI and in Part VII of the Scheme Document. The directors of Pernod Ricard SA are solely responsible for the Profit Forecast.

The Profit Forecast includes the unaudited interim results of the Group for the three months ended 31 March 2005.

We conducted our work in accordance with Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board of the United Kingdom.

In our opinion the Profit Forecast, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis of the assumptions made by the Directors set out in Part VII of this Scheme Document and is presented on a basis consistent with the French accounting policies normally adopted by the Group.

The above opinion is provided solely on the basis of and in accordance with practice established in the United Kingdom. Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Yours faithfully,
Neuilly sur Seine and Paris, 25 May 2005

MAZARS & GUERARD
Frédéric Allilaire
DELOITTE & ASSOCIES
Alain Pons
Alain Penanguer

139

Letter from JPMorgan and Morgan Stanley

JPMorgan plc Registered office: 125 London Wall London EC2Y 5AJ	Morgan Stanley & Co. Limited Registered office: 25 Cabot Square Canary Wharf London E14 4QA
Registered in England and Wales, No 2468609 Authorised and regulated by the Financial Services Authority	Registered in England and Wales, No 2164628 Authorised and regulated by the Financial Services Authority

The Directors
Pernod Ricard S.A.
12, place des Etats-Unis
75783 Paris
France

The Directors
Goal Acquisitions Limited
1 Le Marchant Street
St Peter Port
Guernsey

25 May 2005

Dear Sirs

Report in connection with the offer by Pernod Ricard S.A. for Allied Domecq PLC

We refer to the statement regarding organic operating profit growth for the first half of 2005 (the "Profit Forecast") of Pernod Ricard S.A. ("Pernod Ricard") set out in Section B of Part VI and in Part VII of the scheme document of today's date.

We have discussed the Profit Forecast, together with the bases and assumptions upon which it has been made, with you and Deloitte & Associes and Mazars & Guerard, Pernod Ricard's statutory auditors, and have considered the letter of today's date addressed to you and to us from them regarding the accounting policies adopted and basis of calculation for the Profit Forecast. We have relied on the accuracy and completeness of all the financial and other information provided by Pernod Ricard, or otherwise discussed with us, and we have assumed such accuracy and completeness for the purposes of providing this letter.

On the basis of these discussions and having regard to the letter from Deloitte & Associés and Mazars & Guérard, we consider that the Profit Forecast, for which the directors of Pernod Ricard and Goal Acquisitions Limited are solely responsible, has been made with due care and consideration.

This report is provided to you solely in connection with Rules 28.3(b) and 28.4 of the City Code on Takeovers and Mergers and for no other purpose.

Yours faithfully
JPMorgan plc	Morgan Stanley & Co. Limited

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PART VIII

DESCRIPTION OF PERNOD RICARD SHARES

Form, holding and transfer of Pernod Ricard Shares

Form of shares

The by-laws of Pernod Ricard provide that shares may be held in either bearer form or registered form at the option of the holder.

Holding of shares

In accordance with French law relating to the dematerialisation of securities, shareholders' ownership rights are represented by book entries instead of share certificates. Pernod Ricard maintains a share account with Euroclear France (a French clearing system, which holds securities for its participants) for all shares in registered form, which is administered by Société Générale. In addition, Pernod Ricard maintains separate accounts in the name of each shareholder either directly or, at a shareholder's request, through the shareholder's accredited financial intermediary. Each shareholder account shows the name of the holder and the number of shares held. Société Générale issues confirmations ("attestations d'inscription en compte") to each registered shareholder as to shares registered in the shareholder's account, but these confirmations are not documents of title.

Shares of a listed company may also be issued in bearer form. Shares held in bearer form are held and registered on the shareholder's behalf in an account maintained by an accredited financial intermediary and are credited to an account at Euroclear France maintained by such intermediary. Each accredited financial intermediary maintains a record of shares held through it and issues certificates of inscription for the shares it holds. Transfers of shares held in bearer form may only be made through accredited financial intermediaries and Euroclear France.

Shares held by persons who are not domiciled in France may be registered in the name of intermediaries who act on behalf of one or more investors. Under a French statute dated 15 May 2001, when shares are so held, Pernod Ricard is entitled to request from such intermediaries the names of the investors. Also, Pernod Ricard may request any legal person ("personne morale") who holds more than 2.5 per cent. of the shares of Pernod Ricard, to disclose the name of any person who owns, directly or indirectly, more than a third of its share capital or of its voting rights. A person who does not provide the information, requested in time, or who provides incomplete or false information will be deprived of its voting rights at shareholders' meetings and will have its payment of dividends withheld until it has provided the requested information in strict compliance with French law. If such a person acted wilfully, the person may be deprived by a French court of either its voting rights or its dividends or both for a period of up to five years.

Transfer of shares

Pernod Ricard's by-laws do not contain any restrictions relating to the transfer of shares. Registered shares must be converted into bearer form before being transferred on Eurolist – Compartiment A on the shareholders' behalf and, accordingly, must be registered in an account maintained by an accredited financial intermediary on the shareholders' behalf. A shareholder may initiate a transfer by giving instructions to the relevant accredited financial intermediary. For dealings on Eurolist – Compartiment A, a tax assessed on the price at which the securities were traded, or impôt sur les opérations de bourse, is payable at the rate of 0.3 per cent. on transactions of up to €153,000 and at a rate of 0.15 per cent. thereafter. This tax is subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

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Disclosure of holdings exceeding certain percentages

Statutory requirements

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5, 10, 20, 33 1/3, 50 or 66 2/3 per cent. of the outstanding shares or voting rights of a listed company in France, such as Pernod Ricard, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company, within five trading days of the date when it crosses the threshold, of the number of shares it holds and their voting rights. The individual or entity must also notify the Autorité des marchés financiers, or AMF, within five trading days of the date when it crosses the threshold. The AMF makes the notice public.

French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10 per cent. or 20 per cent. respectively of the outstanding shares or voting rights of a listed company. These persons must file a report with the company and the AMF within 10 trading days of the date that they cross the threshold. In the report, the acquirer must specify if it acts alone or in concert with others and specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The AMF makes the report public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholdings. Upon any change of intention, it must file a new report.

In order to permit holders to give the required notice, Pernod Ricard must publish in the Bulletin des Annonces Légales Obligatoires ("BALO"), not later than 15 calendar days after the annual ordinary general meeting of its shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5 per cent. or more between two annual ordinary general meetings, Pernod Ricard must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding. In both cases, Pernod Ricard must also provide the AMF with a written notice setting forth the number of voting rights outstanding. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice ("avis"), mentioning the date each such number was last updated.

If any proprietary owner fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which the owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the Chairman of Pernod Ricard, any shareholder or the AMF, and may be subject to criminal fines.

If a registered intermediary fails to comply with the legal notification requirement, the shares or voting rights registered in his name will be deprived of voting rights for all shareholders' meetings and payment of dividends will be postponed until the registered intermediary complies with the notification. In addition, if a registered intermediary wilfully fails to comply with these requirements the shares may be deprived of all or part of their voting right and dividends for up to five years by the Commercial Court, at the request of the company or shareholders holding 5 per cent. or more of the company's share capital.

Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert that crosses the ownership threshold of 33 1/3 per cent. of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company. Some thresholds higher than 33 1/3 per cent. also trigger, when crossed, the obligation to initiate a public tender offer for the balance of the share capital of such company.

Requirements under Pernod Ricard's by-laws

In addition, the by-laws of Pernod Ricard provide that any individual or corporate body which acquires a holding greater than 0.5 per cent. of the share capital must inform the company of the total number of shares held by it by registered letter within 15 days from the date the 0.5 per cent. limit is exceeded. This notification must be repeated each time the holding is exceeded by a further 0.5 per cent., until the limit of 4.5 per cent. (inclusive) is exceeded. In the event of non-compliance with this notification obligation, the non-declared shares are deprived of voting rights, at the request of, and as set down in the minutes of

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the general meeting, one or more shareholders holding at least 5 per cent. of the issued share capital of the company.

Ownership of Pernod Ricard Shares by non-French persons

The French Commercial Code currently does not limit the right of non-residents of France or non-French persons to own and vote shares. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in Pernod Ricard.

Under existing administrative rulings, ownership of 20 per cent. or more of the share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as:

•
the acquiring party's intentions;

•
the acquiring party's ability to elect directors; or

•
financial reliance by the company on the acquiring party.

Shareholders' meetings

General

There are two types of shareholders' meetings: ordinary and extraordinary.

Ordinary general meetings of shareholders are required for matters such as:

•
electing, replacing and removing directors;

•
appointing independent auditors;

•
approving the annual accounts;

•
declaring dividends or authorising dividends to be paid in shares, provided the by-laws contain a provision to that effect;

•
issuing non-convertible bonds; and

•
approval of stock repurchase programmes.

Extraordinary general meetings of shareholders are required for approval of amendments to Pernod Ricard's by-laws. Amendments to the by-laws include:

•
changing the company's name or corporate purpose;

•
increasing or decreasing the share capital;

•
creating a new class of equity securities; and

•
the voluntary liquidation of the company.

Annual ordinary general meetings

The French Commercial Code requires the board of directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Commercial Court. The board of directors may also convene an ordinary or extraordinary general meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders' meeting, the independent auditors may call the meeting.

In case of bankruptcy, the liquidator or court-appointed agent may also call a shareholders' meeting in some instances. In addition, any of the following may request the court to appoint an agent for the purpose of calling a shareholders' meeting:

•
one or several shareholders holding at least 5 per cent. of the share capital;

•
any interested party in cases of urgency;

•
the workers' council in cases of urgency; or

•
duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1 per cent. of the voting rights of the company.

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Notice of shareholders' meetings

Pernod Ricard must announce general meetings at least 30 days in advance by means of a preliminary notice ("avis de réunion"), which is published in the BALO. The preliminary notice must first be sent to the AMF. The AMF also recommends that, prior to or simultaneously with the publication of the preliminary notice, Pernod Ricard publishes a summary of the notice indicating the date of the meeting in a newspaper of national circulation in France. The preliminary notice must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders and the procedure for voting by mail.

At least 15 days prior to the date set for a first call, and at least 6 days prior to any second call, Pernod Ricard must send a final notice ("avis de convocation") containing the final agenda, the date, time and place of the meeting and other information for the meeting. Such final notice must be sent by registered mail to all registered shareholders who have held shares in registered form for more than one month prior to the date of the final notice. The final notice must also be published in a newspaper authorised to publish legal announcements in the local administrative department ("département") in which Pernod Ricard is registered as well as in the BALO, with prior notice having been given to the AMF.

If no shareholder has proposed any new resolutions to be submitted to the vote of the shareholders at the meeting and provided that the board of directors has not altered the draft resolutions included in the preliminary notice, Pernod Ricard is not required to publish the final notice; publishing a preliminary notice which stipulates that it is equivalent to a final notice will be deemed sufficient. In general, shareholders can only take action at shareholders' meetings on matters listed on the agenda. As an exception to this rule, shareholders may take action with respect to the dismissal of directors and certain other matters even though these actions have not been included on the agenda.

Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors, for recommendation to the shareholders, within ten days of the publication of the preliminary notice in the BALO by:

•
one or several shareholders together holding a specified percentage of shares;

•
a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1 per cent. of the voting rights of Pernod Ricard; or

•
the workers' council.

The board of directors must submit these resolutions to a vote of the shareholders after having made a recommendation thereon.

Following the publication of the final notice, a shareholder may submit written questions to the board of directors relating to the agenda for the meeting. The board of directors must respond to these questions during the meeting.

Attendance at shareholders' meetings; Proxies and votes by mail

In general, all shareholders who have properly registered their shares may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail. In order to participate in any general meeting, a holder of registered shares must have its shares registered in its name in a shareholder account maintained by Pernod Ricard or on Pernod Ricard's behalf by an agent appointed by Pernod Ricard at least five days prior to the date of the meeting. Similarly, a holder of bearer shares must obtain from the accredited financial intermediary ("intermédiaire financier habilité") with whom such holder has deposited its shares, a certificate ("certificat d'immobilisation") indicating the number of bearer shares owned by such holder and evidencing the holding of such shares in its account until the date of the meeting. Such certificate must be deposited at the place specified in the notice of the meeting at least five days before the meeting.

Attendance in person

Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and the by-laws of Pernod Ricard. There is no requirement that a shareholder has a minimum number of shares in order to attend, to be represented or to vote at an ordinary or extraordinary general meeting.

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Proxies and votes by mail

Proxies will be sent to any shareholder on request. In order to be counted, such proxies must be received at the registered office of Pernod Ricard, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting.

A shareholder may grant proxies only to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send to Pernod Ricard a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favour of all resolutions proposed or approved by the board of directors and against all others.

Quorum

The French Commercial Code requires that shareholders together holding at least 25 per cent. of the shares entitled to vote must be present in person, or vote by mail or by proxy, in order to fulfil the quorum requirement for:

•
an ordinary general meeting; and

•
an extraordinary general meeting but only for proposed decisions concerning an increase in the share capital of Pernod Ricard through incorporation of reserves, profits or share premium.

For any other extraordinary general meeting, the quorum requirement is one-third of the shares entitled to vote, present in person, or voting by mail or by proxy.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is reconvened, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting to the extent it concerns an increase in the share capital through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting or special meeting, the quorum requirement is 25 per cent. of the shares entitled to vote present in person or voting by mail or by proxy. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation or action by the shareholders may take place without a quorum.

Votes required for shareholder action

A simple majority of shareholders may pass a resolution at either an ordinary general meeting or an extraordinary general meeting to the extent it concerns an increase in the share capital proposed through incorporation of reserves, profits or share premium. At any other extraordinary general meeting a two-thirds majority of the shareholder votes cast is required. A unanimous shareholder vote is required to increase liabilities of shareholders. Abstention from voting by those present or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

Each Pernod Ricard Share carries one vote at a general meeting of Pernod Ricard, except that:

•
Pernod Ricard Shares which have been held by the same holder in registered form for at least 10 years carry double voting rights. In the event of a share capital increase through the capitalisation of reserves, profits or share premiums, the registered shares attributed free of charge to a shareholder, on the basis of existing shares from which the shareholder derives from a double voting right, also have such a double voting right with effect from their date of issue. Any share which is converted into bearer form or which is transferred loses the double voting right; and

•
no member shall have more than 30 per cent. of the total voting rights available.

Financial statements and other communications with shareholders

In connection with any shareholders' meeting, Pernod Ricard must provide a set of documents including the annual report and a summary of the results of the five previous fiscal years to any shareholder who so requests.

145

Dividends

Pernod Ricard may only distribute dividends out of the "distributable profits", plus any amounts held in the reserve that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law or its by-laws. "Distributable profits" consist of the unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or Pernod Ricard's by-laws.

Legal reserve

The French Commercial Code requires Pernod Ricard to allocate 5 per cent. of the unconsolidated statutory net profit for each year to the legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10 per cent. of the aggregate nominal value of the issued and outstanding share capital. The legal reserve of any company subject to this requirement may be distributed to shareholders upon liquidation of the company.

Approval of dividends

According to the French Commercial Code, the board of directors may propose a dividend for approval by the annual general meeting of shareholders. If Pernod Ricard has earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by the auditors, the board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The board of directors exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval.

Distribution of dividends

Dividends are distributed to shareholders pro rata according to their respective holdings of shares. In the case of interim dividends, distributions are made to shareholders following the date of the board of directors' meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general meeting or by the board of directors in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend. Dividends may be paid in cash or, if the shareholders' meeting so decides by ordinary resolution, in kind, provided that all shareholders receive a whole number of assets of the same nature paid in lieu of cash.

Pernod Ricard's by-laws provide that, upon a decision of the shareholders' meeting taken by ordinary resolution, each shareholder may be given the choice to receive his dividend in cash or in shares.

Timing of payment

According to the French Commercial Code, Pernod Ricard must pay any existing dividends within nine months of the end of the fiscal year, unless otherwise authorised by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

Changes in share capital

Increases in share capital

As provided by the French Commercial Code, the share capital of Pernod Ricard may be increased only with the shareholders' approval at an extraordinary general meeting following the recommendation of the board of directors.

Increases in the share capital may be effected by:

•
issuing additional shares;

•
increasing the nominal value of existing shares; or

•
creating a new class of equity securities.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•
in consideration for cash;

146

•
in consideration for assets contributed in kind;

•
through an exchange offer;

•
by conversion of debt securities previously issued;

•
by capitalisation of profits, reserves or share premiums; or

•
subject to various conditions, in satisfaction of debt incurred by Pernod Ricard.

Decisions to increase the share capital through the capitalisation of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders' meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalisation of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting acting under the regular quorum and majority requirements for such meetings. See "Quorum" and "Votes required for shareholder action" above.

The shareholders may delegate the right to carry out any increase in share capital to the board of directors, provided that the increase has been previously authorised by the shareholders. The board of directors may further delegate this right to the chairman and chief executive officer.

Decreases in share capital

According to the French Commercial Code, any decrease in the share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. The share capital may be reduced either by decreasing the nominal value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares.

The shareholders may delegate the right to effect a decrease in the share capital to the board of directors, provided that the decrease has been previously approved by the shareholders.

Preferential subscription rights

According to the French Commercial Code, if Pernod Ricard issues specific kinds of additional securities, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights require Pernod Ricard to give priority treatment to current shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of Pernod Ricard by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris.

Preferential subscription rights with respect to any particular offering may be waived by the vote of shareholders holding a two-thirds majority of the shares entitled to vote at an extraordinary general meeting. The board of directors and the independent auditors of Pernod Ricard are required by French law to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. Shareholders may also notify that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose. The shareholders may decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time.

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PART IX

DESCRIPTION OF PERNOD RICARD ADRs

Under the Pernod Ricard Deposit Agreement, the Pernod Ricard ADR Depositary will execute and deliver the Pernod Ricard ADRs. Each Pernod Ricard ADR is a certificate evidencing a certain number of Pernod Ricard ADSs. Each Pernod Ricard ADS will represent an ownership interest in one-fourth of one New Pernod Ricard Share deposited with the principal Paris office of Société Générale, as custodian for the Pernod Ricard ADR Depositary. Each Pernod Ricard ADS will also represent any other securities, cash or other property which may be held by the Pernod Ricard ADR Depositary. The Pernod Ricard ADR Depositary's office at which the Pernod Ricard ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

The Pernod Ricard ADSs may be held either directly or indirectly through a broker or other financial institution. If the Pernod Ricard ADSs are held directly, then the holder of such Pernod Ricard ADSs is a Pernod Ricard ADR holder. If the Pernod Ricard ADSs are held indirectly, then the holder of such Pernod Ricard ADSs must rely on the procedures of its broker or other financial institution to assert its rights as a Pernod Ricard ADR holder described in this section.

Because the Pernod Ricard ADR Depositary is actually the legal owner of the Pernod Ricard Shares underlying the Pernod Ricard ADSs, holders of Pernod Ricard ADRs must rely on it to exercise their rights as a shareholder. The obligations of the Pernod Ricard ADR Depositary are set out in the Pernod Ricard Deposit Agreement. New York law governs the Pernod Ricard Deposit Agreement and the Pernod Ricard ADRs.

The following is a summary of certain material provisions of the Pernod Ricard Deposit Agreement and does not purport to be complete. Because it is a summary, it does not contain all the information that may be important to holders of Pernod Ricard ADRs. For more complete information, the entire Pernod Ricard Deposit Agreement and the form of Pernod Ricard ADR, which documents govern the rights in respect of the Pernod Ricard ADRs, should be consulted. Copies of these documents are available for inspection at the offices of the Pernod Ricard ADR Depositary at 101 Barclay Street, New York, New York 10286.

Dividends and other distributions

The Pernod Ricard ADR Depositary has agreed to pay to holders of Pernod Ricard ADRs the cash dividends or other distributions it or the custodian receives on the Pernod Ricard Shares or other deposited securities, after deducting its fees and expenses. Holders of Pernod Ricard ADRs will receive these distributions in proportion to the number of their Pernod Ricard ADRs.

•
Cash.    The Pernod Ricard ADR Depositary will convert any cash dividend or other cash distribution Pernod Ricard pays on the Pernod Ricard Shares into US dollars, if it can do so on a reasonable basis and can transfer the US dollars to the United States. If the exchange rates fluctuate during a time when the Pernod Ricard ADR Depositary cannot convert the foreign currency, holders of Pernod Ricard ADRs may lose some or all of the value of the distribution.

  Before making a distribution, the Pernod Ricard ADR Depositary will deduct any withholding taxes that must be paid. It will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent.

•
Shares.    The Pernod Ricard ADR Depositary may distribute additional Pernod Ricard ADSs representing any Pernod Ricard Shares which Pernod Ricard distributes as a dividend or free distribution. The Pernod Ricard ADR Depositary will only distribute whole Pernod Ricard ADSs. It will sell Pernod Ricard Shares which would require it to deliver a fractional Pernod Ricard ADS and distribute the net proceeds in the same way as it does with cash. If the Pernod Ricard ADR Depositary does not distribute additional Pernod Ricard ADRs, the outstanding Pernod Ricard ADSs will also represent the Pernod Ricard Shares.

•
Rights to Purchase Additional Pernod Ricard Shares.    If Pernod Ricard offers holders of its securities any rights to subscribe for additional Pernod Ricard Shares or any other rights, the Pernod Ricard ADR Depositary may, if Pernod Ricard consents, make these rights available to holders of Pernod Ricard ADRs or may sell the rights and distribute the proceeds in the same way as

148

  it does with cash. The Pernod Ricard ADR Depositary will allow rights that are not distributed or sold to lapse. In that case, holders of Pernod Ricard ADRs will receive no value for them.

  If the Pernod Ricard ADR Depositary makes rights available to holders of Pernod Ricard ADRs, it will exercise the rights and purchase the Pernod Ricard Shares on behalf of the holders of such Pernod Ricard ADRs. The Pernod Ricard ADR Depositary will then deposit the Pernod Ricard Shares and deliver the Pernod Ricard ADSs to holders of Pernod Ricard ADRs. It will only exercise rights if holders of Pernod Ricard ADRs pay the exercise price and any other charges the rights may require to be paid. US securities laws may restrict transfers and cancellation of the Pernod Ricard ADSs represented by the Pernod Ricard Shares purchased upon exercise of rights, in which case the Pernod Ricard ADR Depositary may deliver restricted Pernod Ricard ADRs.

•
Other distributions.    The Pernod Ricard ADR Depositary may distribute to holders of Pernod Ricard ADRs any other securities or property Pernod Ricard distributes on deposited securities by any means it may deem equitable and practicable. If it cannot make the distribution proportionately or the distribution is otherwise not feasible, the Pernod Ricard ADR Depositary may, if Pernod Ricard consents, adopt a different method that it deems equitable and practicable for effecting the distribution, including the sale of what Pernod Ricard distributed and distribution of the net proceeds.

Withdrawal

Holders of Pernod Ricard ADRs may surrender their Pernod Ricard ADRs at the Pernod Ricard ADR Depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, and compliance with other terms of the Pernod Ricard Deposit Agreement, the Pernod Ricard ADR Depositary will deliver the Pernod Ricard Shares and any other deposited securities underlying the Pernod Ricard ADRs to such holder or a person designated by such holder.

Voting rights

Holders of the Pernod Ricard ADRs may instruct the Pernod Ricard ADR Depositary to vote the number of Pernod Ricard Shares represented by their Pernod Ricard ADRs. The Pernod Ricard ADR Depositary will notify holders of Pernod Ricard ADRs of shareholders' meetings and arrange to deliver Pernod Ricard voting materials to such holders if Pernod Ricard instructs it to do so. Those materials will describe the matters to be voted on and explain how holders of Pernod Ricard ADRs may instruct the Pernod Ricard ADR Depositary how to vote. For instructions to be valid, they must reach the Pernod Ricard ADR Depositary by a date set by the Pernod Ricard ADR Depositary.

The Pernod Ricard ADR Depositary will, subject to the terms of the Pernod Ricard Deposit Agreement, vote the number of Pernod Ricard Shares or other deposited securities represented by the Pernod Ricard ADSs as instructed by holders of Pernod Ricard ADRs. Voting rights may only be exercised in respect of four Pernod Ricard ADSs or integral multiples thereof, and the Pernod Ricard ADR Depositary will not exercise any double voting rights in respect of the Pernod Ricard Shares. Voting rights may be subject to disqualification if holders of the Pernod Ricard ADRs do not comply with the notification of interest provisions of the Pernod Ricard Deposit Agreement, which generally require holders of Pernod Ricard ADRs representing beneficial ownership (together with ownership by certain affiliates and members of a group) of 0.5 per cent. or more of Pernod Ricard Shares to notify Pernod Ricard upon obtaining the ownership levels specified in the Pernod Ricard Deposit Agreement. If the Pernod Ricard ADR Depositary does not receive voting instructions from holders of Pernod Ricard ADRs prior to the relevant deadline, the Pernod Ricard ADR Depositary will vote the relevant securities in favour of any resolutions proposed by Pernod Ricard. Pernod Ricard cannot ensure that holders of Pernod Ricard ADRs will receive voting materials or otherwise learn of an upcoming shareholders' meeting in time for them to instruct the Pernod Ricard ADR Depositary to vote their Pernod Ricard Shares.

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Fees and expenses

Persons depositing Pernod Ricard Shares or Pernod Ricard ADR holders must pay:	For:

US$10.00 (or less) per 100 Pernod Ricard ADSs (or portion of 100 Pernod Ricard ADSs)	•	Issuance of Pernod Ricard ADSs, including issuances resulting from a distribution of Pernod Ricard Shares or rights or other property
	•	Cancellation of Pernod Ricard ADSs for the purpose of withdrawal, including if the Pernod Ricard Deposit Agreement terminates
US$0.02 (or less) per Pernod Ricard ADS	•	Any cash distribution to holders of Pernod Ricard ADRs
US$1.50 (or less) per Pernod Ricard ADR	•	For each certificate actually issued on registration of transfers of Pernod Ricard ADRs
Registration or transfer fees	•	Transfer and registration of shares on Pernod Ricard's share register
Expenses of the Pernod Ricard ADR Depositary	•	converting foreign currency to US dollars
Expenses of the Pernod Ricard ADR Depositary	•	Cable, telex and facsimile transmissions
Taxes and other governmental charges

The Pernod Ricard ADR Depositary may deduct the amount of any taxes owed from any payments to holders of Pernod Ricard ADRs. It may also sell property, by public or private sale, to pay any taxes owed and distribute the net proceeds.

Reclassifications, recapitalisations and mergers

If Pernod Ricard:		Then:

•	Changes the nominal or par value, reclassifies, splits up or consolidates any of the deposited securities
•	Distributes securities on the Pernod Ricard Shares that are not distributed to holders of Pernod Ricard ADRs
•	Recapitalises, reorganises, merges, consolidates or sells assets
The securities received by the Pernod Ricard ADR Depositary will become deposited securities. Each Pernod Ricard ADS will automatically represent its equal share of the new deposited securities. The Pernod Ricard ADR Depositary may also deliver new ADRs or ask holders of Pernod Ricard ADRs to surrender their outstanding Pernod Ricard ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and termination

Pernod Ricard may agree with the Pernod Ricard ADR Depositary to amend the Pernod Ricard Deposit Agreement and the Pernod Ricard ADRs in any respect without the consent of the holders of Pernod Ricard ADRs. If an amendment adds or increases fees or charges, other than taxes and other governmental charges, or prejudices a substantial existing right of Pernod Ricard ADR holders, it will not become effective as to outstanding Pernod Ricard ADRs until 30 days after the Pernod Ricard ADR Depositary notifies holders of Pernod Ricard ADRs of the amendment. At the time an amendment becomes effective, holders of Pernod Ricard ADRs are deemed, by continuing to hold their Pernod Ricard ADRs, to consent and agree to the amendment and to be bound by the Pernod Ricard ADRs and the Pernod Ricard Deposit Agreement as amended.

The Pernod Ricard ADR Depositary will terminate the Pernod Ricard Deposit Agreement if Pernod Ricard asks it to do so upon at least 30 days' notice. The Pernod Ricard ADR Depositary may also terminate the Pernod Ricard Deposit Agreement if the Pernod Ricard ADR Depositary has told Pernod Ricard that it would like to resign and Pernod Ricard has not appointed a new depositary bank within 90 days.

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After termination, the Pernod Ricard ADR Depositary shall not perform further acts other than collect distributions on the deposited securities, sell rights as provided in the Pernod Ricard Deposit Agreement, and deliver Pernod Ricard Shares, other deposited securities, distributions and proceeds of sales upon surrender of the Pernod Ricard ADRs. One year or more after termination, the Pernod Ricard ADR Depositary may sell any remaining deposited securities. After that, the Pernod Ricard ADR Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Pernod Ricard Deposit Agreement for the pro rata benefit of the Pernod Ricard ADR holders that have not surrendered their Pernod Ricard ADRs. It may not invest the money and has no liability for interest. The Pernod Ricard ADR Depositary's only obligations will be to account for the money and other cash. After termination, Pernod Ricard's only obligations will be to indemnify the Pernod Ricard ADR Depositary and to pay fees and expenses of the Pernod Ricard ADR Depositary that it has agreed to pay.

Limitations on obligations and liability

The Pernod Ricard Deposit Agreement expressly limits the obligations and liability of Pernod Ricard and the Pernod Ricard ADR Depositary. Pernod Ricard and the Pernod Ricard ADR Depositary:

•
are only obligated to take the actions specifically set forth in the Pernod Ricard Deposit Agreement without negligence or bad faith;

•
are not liable if either party is prevented or delayed by law or circumstances beyond their control from performing their obligations under the Pernod Ricard Deposit Agreement;

•
are not liable if either of them exercises or fails to exercise any discretion provided for under the Pernod Ricard Deposit Agreement;

•
may have no obligation to become involved in a lawsuit or other proceeding related to the Pernod Ricard ADRs unless they are indemnified against all liability and expense;

•
may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

In the Pernod Ricard Deposit Agreement, Pernod Ricard agrees to indemnify the Pernod Ricard ADR Depositary for acting as depositary, except for losses caused by its own negligence or bad faith, and the Pernod Ricard ADR Depositary agrees to indemnify Pernod Ricard for losses resulting from its negligence or bad faith.

Requirements for Pernod Ricard ADR Depositary actions

Before the Pernod Ricard ADR Depositary will deliver or register a transfer of a Pernod Ricard ADR, make a distribution on a Pernod Ricard ADR, or permit withdrawal of Pernod Ricard Shares or other property, the Pernod Ricard ADR Depositary may require:

•
payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged for the transfer;

•
satisfactory proof of the identity and genuineness of any signature; and

•
compliance with regulations it may establish, from time to time, consistent with the Pernod Ricard Deposit Agreement, including presentation of transfer documents.

The Pernod Ricard ADR Depositary may refuse to deliver Pernod Ricard ADRs or register transfers of ADRs generally when the transfer books of the Pernod Ricard ADR Depositary or Pernod Ricard's transfer books are closed or at any time if the Pernod Ricard ADR Depositary or Pernod Ricard deems it advisable to do so.

Rights of holders of Pernod Ricard ADRs to receive the Pernod Ricard Shares underlying their Pernod Ricard ADRs

Holders of Pernod Ricard ADRs have the right to cancel their Pernod Ricard ADRs and withdraw the underlying Pernod Ricard Shares at any time except:

•
when temporary delays arise because: (i) the Pernod Ricard ADR Depositary has closed its transfer books or Pernod Ricard has closed its transfer books; (ii) the transfer of Pernod Ricard Shares is blocked to permit voting at a shareholders' meeting; or (iii) Pernod Ricard is paying a dividend on its Pernod Ricard Shares;

151

•
when Pernod Ricard or other holders of Pernod Ricard ADRs who are seeking to withdraw Pernod Ricard Shares owe money to pay fees, taxes and similar charges; and

•
when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Pernod Ricard ADRs or to the withdrawal of deposited securities.

Pre-release of ADRs

The Pernod Ricard Deposit Agreement permits the Pernod Ricard ADR Depositary to deliver Pernod Ricard ADRs before deposit of the underlying New Pernod Ricard Shares. This is called a pre-release of the Pernod Ricard ADR. The Pernod Ricard ADR Depositary may also deliver New Pernod Ricard Shares upon surrender of pre-released Pernod Ricard ADRs (even if the Pernod Ricard ADRs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying New Pernod Ricard Shares are delivered to the Pernod Ricard ADR Depositary. The Pernod Ricard ADR Depositary may receive Pernod Ricard ADRs instead of New Pernod Ricard Shares to close out a pre-release. The Pernod Ricard ADR Depositary may pre-release Pernod Ricard ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Pernod Ricard ADR Depositary in writing that it or its customer owns the New Pernod Ricard Shares or Pernod Ricard ADRs to be deposited; (2) the pre-release is fully collateralised with cash or other collateral that the Pernod Ricard Depositary considers appropriate; and (3) the Pernod Ricard ADR Depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the Pernod Ricard Depositary will limit the number of Pernod Ricard ADSs that may be outstanding at any time as a result of pre-release, although the Pernod Ricard ADR Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Differences between Allied Domecq ADRs and Pernod Ricard ADRs

The following are the primary material differences between the Deposit Agreement and the Pernod Ricard Deposit Agreement. Each Allied Domecq ADR represents four Allied Domecq Shares, while each Pernod Ricard ADR represents one-fourth of one Pernod Ricard Share. Allied Domecq ADRs are listed on the New York Stock Exchange while Pernod Ricard ADRs are not listed or traded on any exchange. Moreover, the Pernod Ricard ADR Depositary may charge for each person to whom Pernod Ricard ADSs are issued against deposits of Pernod Ricard Shares, including deposits in respect of share distributions, rights and other distributions and each person surrendering Pernod Ricard ADSs for withdrawal of deposited securities, US$10 for each 100 Pernod Ricard ADSs (or portion thereof) delivered or surrendered, while the Depositary may charge US$5 for each 100 Allied Domecq ADSs (or portion thereof) similarly delivered or surrendered.

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PART X

ADDITIONAL INFORMATION

1      Responsibility

(a)
The Allied Domecq Directors, whose names are set out in paragraph 2(a) below, accept responsibility for the information contained in this document, except for that information for which the Pernod Ricard Directors and the Goal Directors accept responsibility. To the best of the knowledge and belief of the Allied Domecq Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)
The Pernod Ricard Directors and the Goal Directors, whose names are set out in paragraphs 2(b) and 2(c) below, respectively, accept responsibility for the information contained in this document relating to Pernod Ricard, Fortune Brands and Goal, the opinions of Pernod Ricard, the Pernod Ricard Directors, the Goal Directors, their immediate families and persons connected to them (within the meaning of section 346 of the Companies Act). To the best of the knowledge and belief of the Pernod Ricard Directors and the Goal Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2      The Allied Domecq Directors, the Pernod Ricard Directors and the Goal Directors

(a)
The Allied Domecq Directors and their respective functions are:

Name	Position held

Sir Gerry Robinson	Chairman
Philip Bowman	Chief Executive; Director
Graham Hetherington	Chief Financial Officer; Director
David Scotland	President, Wines; Director
Richard Turner	President, Europe, Spirits & Wine; Director
Bruno Angelici	Non-Executive Director
Paul Adams	Non-Executive Director
John Rishton	Non-Executive Director

  The Company's registered office is at The Pavilions, Bridgwater Road, Bedminster Down, Bristol BS13 8AR.

(b)
The Pernod Ricard Directors and their respective functions are:

Name	Position held

Patrick Ricard	Chairman and Chief Executive Officer
Richard Burrows	Executive Director and Joint Managing Director
Pierre Pringuet	Executive Director and Joint Managing Director
Françoise Hémard	Non-Executive Director
Danièle Ricard	Non-Executive Director
Jean-Claude Beton	Non-Executive Director
François Gérard	Non-Executive Director
Rafaël Gonzales Gallarza	Non-Executive Director
Société Paul Ricard (represented by Béatrice Baudinet)	Corporate Director
Jean-Dominique Comolli	Independent Director
Lord Douro	Independent Director
Gérard Théry	Independent Director
Didier Pineau-Valencienne	Independent Director
William Webb	Independent Director

  Pernod Ricard's head office is at 12, Place des États Unis, 75783 Paris cedex 16, France.

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(c)
The Goal Directors and their respective functions are:

Name	Position held

Ian FitzSimons	Executive Director
Emmanuel Babeau	Executive Director
Anthony Schofield	Executive Director
Christian Porta	Executive Director
Aziz Jetha	Executive Director

  The registered office of Goal is 1 Le Marchant Street, St Peter Port, Guernsey.

3      Market quotations

Set out below are the closing middle market quotations of Allied Domecq Shares and Pernod Ricard Shares as derived from the Daily Official List and Euronext Paris (Eurolist – Compartiment A) on:

(a)
the first Business Day of each of the six months immediately prior to the date of this document;

(b)
3 February 2005 (being the last Business Day prior to the speculation surrounding a potential offer for Allied Domecq);

(c)
4 April 2005 (being the last Business Day before the commencement of the Offer Period);

(d)
20 April 2005 (being the last Business Day before the announcement of the Offer); and

(e)
19 May 2005 (being the latest practicable date prior to the publication of this document):

Date	Allied Domecq Share	Pernod Ricard Share

	pence	(€)
1 November 2004	489.25	107.60
1 December 2004	509	113.10
4 January 2005	524.5	113.50
1 February 2005	490	109.00
3 February 2005	492	106.60
1 March 2005	520	109.40
1 April 2005	533.5	108.20
4 April 2005	537	107.70
20 April 2005	643	116.90
3 May 2005	695	120.50
19 May 2005	693	121.10

4      Incorporation and activity of Goal

(a)
Goal was incorporated and registered in Guernsey on 13 April 2005 with registered number 43045 and having its registered office at 1 Le Marchant Street, St Peter Port, Guernsey.

(b)
As at the date of this document the authorised and issued share capital of Goal is as follows:

	Authorised		Issued and Fully Paid
Class	Number	Nominal Value	Number	Nominal Value

Ordinary Shares	1,000,000,000	£10,000,000	5,000,000	£50,000
Tracker Shares	2,800,000,000	£2,800,000,000	Nil	Nil

  Goal Acquisitions (Holdings) Limited (a wholly-owned subsidiary of Pernod Ricard) holds 4,999,999 of the ordinary shares of 1 pence each and Pernod Ricard holds one ordinary share of 1 pence.

(c)
Goal has not traded prior to the date hereof (except for entering into transactions relating to the Scheme and/or the Offer).

(d)
The unissued ordinary share capital of Goal may be redenominated into euros prior to the Scheme becoming effective.

154

5      Shareholdings and dealings

(a)
Shareholdings and dealings in Allied Domecq Shares

(i)
As at the close of business on 19 May 2005 (the latest practicable date prior to publication of this document), Pernod Ricard had interests in 1,386,857 Allied Domecq Shares, by virtue of irrevocable undertakings to vote in favour of the Scheme given by the Allied Domecq Directors on 21 April 2005 as referred to in paragraph 5 of Part I of this document.

(ii)
As at the close of business on 19 May 2005 (the latest practicable date prior to publication of this document), the interests of the Allied Domecq Directors and (so far as the Allied Domecq Directors are aware, having made due and careful enquiry) their immediate families and connected persons (within the meaning of section 346 of the Companies Act), all of which are beneficial unless otherwise stated, in the share capital of the Company (as shown in the register required to be kept under section 325 of the Companies Act or which have been notified or are required to be notified to the Company pursuant to section 324 or 328 of the Companies Act) as at the last day of the disclosure period were as follows:

		Share options
Name	Number of Allied Domecq Shares	Number of Allied Domecq Shares under option	Exercise price in pence	Exercise period From/To

Philip Bowman	674,357	7,853	382	1 November 2005 to 31 October 2012
		500,000	342	1 November 2002 to 31 October 2009
		434,882	382	1 November 2005 to 31 October 2012
		495,430	383	23 October 2006 to 22 October 2013
		321,989	0.1	1 November 2005 to 31 October 2012
		360,313	0.1	23 October 2006 to 22 October 2013
		330,920	Nil	1 September 2007 to 31 August 2014
Graham Hetherington	254,541	15,706	382	1 November 2005 to 31 October 2012
		133,019	382	1 November 2005 to 31 October 2012
		167,421	383	23 October 2006 to 22 October 2013
		79,842	0.1	1 November 2005 to 31 October 2012
		91,383	0.1	23 October 2006 to 22 October 2013
		80,661	Nil	1 September 2007 to 31 August 2014
David Scotland	236,848	7,853	382	1 November 2005 to 31 October 2012
		144,699	382	1 November 2005 to 31 October 2012
		165,861	383	23 October 2006 to 22 October 2013
		87,172	0.1	1 November 2005 to 31 October 2012
		94,778	0.1	23 October 2006 to 22 October 2013
		82,730	Nil	1 September 2007 to 31 August 2014

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Richard Turner	219,111	7,853	382	1 November 2005 to 31 October 2012
		132,788	382	1 November 2005 to 31 October 2012
		151,697	383	23 October 2006 to 22 October 2013
		80,366	0.1	1 November 2005 to 31 October 2012
		86,684	0.1	23 October 2006 to 22 October 2013
		76,525	Nil	1 September 2007 to 31 August 2014
Bruno Angelici	2,000

    In addition, Philip Bowman, Graham Hetherington, David Scotland and Richard Turner are, together with all other employees of the Group, interested in 15,847,201 Allied Domecq Shares (in the form of Allied Domecq Shares and Allied Domecq ADSs) held by the trustees of the Company's employee benefit discretionary trust and employee share ownership trust, as members of the class of discretionary beneficiaries.

    In addition, the Directors were interested in the following Allied Domecq Shares pursuant to Matching Share Awards made under the Allied Domecq Deferred Bonus Plan:

Name	Number of Allied Domecq Shares	Release Date

Philip Bowman	62,579	31 August 2005
	44,620	31 August 2005
	44,619	31 August 2006
	38,981	31 August 2006
	38,981	31 August 2007
Graham Hetherington	31,035	31 August 2005
	21,841	31 August 2005
	21,841	31 August 2006
	18,337	31 August 2006
	18,336	31 August 2007
David Scotland	16,942	31 August 2005
	23,357	31 August 2005
	23,356	31 August 2006
	19,751	31 August 2006
	19,750	31 August 2007
Richard Turner	15,619	31 August 2005
	10,735	31 August 2005
	10,734	31 August 2006
	18,009	31 August 2006
	18,009	31 August 2007

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    The following dealings for value in Allied Domecq Shares (including the exercise of options under the Allied Domecq Share Schemes) have taken place during the disclosure period by Allied Domecq Directors and members of their immediate families and related trusts:

Name	Date	Nature of transaction	Number of Allied Domecq Shares	Price per Allied Domecq Share

				(£)
Philip Bowman	5 April 2005	SIP Purchase	20 Partnership 5 Matching	6.32
	7 March 2005	SIP Purchase	24 Partnership 6 Matching	5.214
	7 February 2005	SIP Purchase	24 Partnership 6 Matching	5.175
	2 February 2005	SIP Dividend Re-Investment	26 Dividend Shares	4.9
	31 January 2005	Award of Forfeitable Shares under the Performance Share Plan 2005	165,460	N/a
	31 January 2005	Grant of options under the Long Term Incentive Scheme 1999	330,920	Nil Cost
	5 January 2005	SIP Purchase	25 Partnership 6 Matching	5.075
	6 December 2004	SIP Purchase	24 Partnership 6 Matching	5.0592
	12 November 2004	Sale of shares	108,187	5.192102
	12 November 2004	Exercise of options under the Executive Share Option Scheme 1999	108,187	3.42
	5 November 2004	SIP Purchase	25 Partnership 6 Matching	5.0819
	2 November 2004	Lapse of options under Long Term Incentive Scheme 1999	512,091	0.001
	29 October 2004	Award of Forfeitable Bonus Shares under the Deferred Bonus Plan	77,962	N/a
	29 October 2004	Matching Share Awards under the Deferred Bonus Plan	77,962 Matching	N/a
	5 October 2004	SIP Purchase	26 Partnership 7 Matching	4.8515
	6 September 2004	SIP Purchase	27 Partnership 6 Matching	4.6375
	31 August 2004	Sale of shares	35,746	4.431595
	31 August 2004	Release of Matching Shares under the Deferred Bonus Plan	67,873	N/a
	5 August 2004	SIP Purchase	27 Partnership 7 Matching	4.5

157

	30 July 2004	SIP Dividend Re-Investment	15 Dividend Shares	4.45
	7 July 2004	SIP Purchase	28 Partnership 7 Matching	4.61
	7 June 2004	SIP Purchase	27 Partnership 7 Matching	4.5925
	8 May 2004	Lapse of options under Long Term Incentive Scheme 1999	441,176	0.001
	5 May 2004	SIP Purchase	27 Partnership 7 Matching	4.5875
	5 April 2004	SIP Purchase	27 Partnership 6 Matching	4.655
Graham Hetherington	5 April 2005	SIP Purchase	20 Partnership 5 Matching	6.32
	7 March 2005	SIP Purchase	24 Partnership 6 Matching	5.214167
	7 February 2005	SIP Purchase	24 Partnership 6 Matching	5.175
	2 February 2005	SIP – Dividend Re-Investment	26 Dividend Shares	4.9
	31 January 2005	Award of Forfeitable Shares under the Performance Share Plan 2005	53,236	N/a
	31 January 2005	Grant of options under the Long Term Incentive Scheme 1999	80,661	Nil cost
	5 January 2005	SIP Purchase	25 Partnership 6 Matching	5.075
	4 January 2005	Exercise of SAYE options	6,440	2.62
	6 December 2004	SIP Purchase	24 Partnership 6 Matching	5.06
	15 November 2004	Sale of shares	263,157	5.170793
	15 November 2004	Exercise of options under the Executive Share Option Scheme 1999	263,157	3.42
	5 November 2004	SIP Purchase	25 Partnership 6 Matching	5.081667
	2 November 2004	Lapse of options under Long Term Incentive Scheme 1999	121,621	0.001
	29 October 2004	Award of Forfeitable Bonus Shares under the Deferred Bonus Plan	36,673	N/a
	29 October 2004	Matching Share Awards under the Deferred Bonus Plan	36,673 Matching	N/a

158

	5 October 2004	SIP Purchase	26 Partnership 7 Matching	4.851429
	6 September 2004	SIP Purchase	27 Partnership 6 Matching	4.6383333
	31 August 2004	Sale of shares	26,450	4.431595
	31 August 2004	Release of Matching Shares under the Deferred Bonus Plan	32,239	N/a
	5 August 2004	SIP Purchase	27 Partnership 7 Matching	4.5
	30 July 2004	SIP – Dividend Re-Investment	15 Dividend Shares	4.45
	5 July 2004	SIP Purchase	28 Partnership 7 Matching	4.61
	7 June 2004	SIP Purchase	27 Partnership 7 Matching	4.592857
	8 May 2004	Lapse of options under Long Term Incentive Scheme 1999	104,779	0.001
	5 May 2004	SIP Purchase	27 Partnership 7 Matching	4.587143
	5 April 2004	SIP Purchase	27 Partnership 6 Matching	4.655
David Scotland	8 February 2005	Sale of shares	350,877	5.253276
	8 February 2005	Exercise of options under the Executive Share Option Scheme 1999	350,877	3.42
	31 January 2005	Award of Forfeitable Shares under the Performance Share Plan 2005	54,601	N/a
	31 January 2005	Grant of options under the Long Term Incentive Scheme 1999	82,730	Nil cost
	2 November 2004	Lapse of options under Long Term Incentive Scheme 1999	138,691	0.1p
	29 October 2004	Award of Forfeitable Bonus Shares under the Deferred Bonus Plan	39,501	N/a
	29 October 2004	Matching Share Awards under the Deferred Bonus Plan	39,501 Matching	N/a
	31 August 2004	Release of Matching Shares under the Deferred Bonus Plan	18,267	N/a

159

	8 May 2004	Lapse of options under Long Term Incentive Scheme 1999	119,485	0.001
Richard Turner	29 March 2005	Single Company PEP	Self – 118 Shares Mrs SA Turner – 189 shares	5.38
	31 January 2005	Grant of options under the Long Term Scheme 1999	76,525	Nil Cost
	31 January 2005	Award of Forfeitable Shares under the Performance Share Plan 2005	50,506	N/a
	20 December 2004	Single Company PEP	Self – 76 shares Mrs SA Turner – 46 shares	5.095
	11 November 2004	Sale of shares	304,093	5.204719
	11 November 2004	Exercise of options under the Executive Share Option Scheme 1999	304,093	3.42
	2 November 2004	Lapse of options under Long Term Incentive Scheme 1999	119,487	0.001
	29 October 2004	Award of Forfeitable Bonus Shares under the Deferred Bonus Plan	36,018	N/a
	29 October 2004	Matching Share Awards under the Deferred Bonus Plan	36,018 Matching	N/a
	27 September 2004	Single Company PEP	Self – 71 shares Mrs SA Turner – 110 shares	4.61
	31 August 2004	Sale of shares	12,994	4.431595
	31 August 2004	Release of Matching Shares under the Deferred Bonus Plan	15,837	N/a
	28 June 2004	Single Company PEP	5 Dividend Shares	4.82
	8 May 2004	Lapse of options under Long Term Incentive Scheme 1999	102,941	0.001
Bruno Angelici	22 April 2004	Purchase of shares	2,000	4.57

160

  (iii)
  As at the close of business on 19 May 2005 (the latest practicable Business Day prior to the publication of this document), the following entities (other than exempt principal traders and exempt fund managers) which control or are controlled by or under the same control as Citigroup owned or controlled the following Allied Domecq ADRs:

Name	Number of Allied Domecq ADRs

Citigroup Global Markets Inc.	short position of 1,700
19,631
Citigroup Trust Bank, fsb	1,670

  (iv)
  The following entities (other than exempt principal traders and exempt fund managers) which control or are controlled by or under the same control as JPMorgan Cazenove have dealt for value in Allied Domecq Shares during the disclosure period:

			Number of Allied Domecq Shares	Price per Allied Domecq Share
		Nature of transaction
Name	Date

				(£)
JP Morgan Cazenove Limited	6 March 2005 to	Purchase	139,974	5.33 – 5.68
	5 April 2005	Sale	139,974	5.31 – 6.275
	6 February 2005 to	Purchase	560,661	5.15 – 5.355
	5 March 2005	Sale	291,072	5.085 – 5.375
	6 January 2005 to	Purchase	262,725	4.88 – 5.175
	5 February 2005	Sale	262,725	4.885 – 5.24
	6 December 2004 to	Purchase	7,615	5.065 – 5.115
	5 January 2005	Sale	7,615	5.05 – 5.115
	6 November 2004 to	Purchase	461,848	5.07 – 5.235
	5 December 2004	Sale	461,845	5.0875 – 5.2375
	6 October 2004 to	Purchase	1,269,423	4.8 – 5.01
	5 November 2004	Sale	1,269,423	4.8 – 5,015
	6 September 2004 to	Purchase	185,844	4.62 – 4.645
	5 October 2004	Sale	222,010	4.6 – 4.625
	6 August 2004 to	Purchase	257,998	4.3725 – 4.645
	5 September 2004	Sale	224,305	4.355 – 4.625
	6 July 2004 to	Purchase	132,588	4.44 – 4.625
	5 August 2004	Sale	132,588	4.45 – 4.63
	6 June 2004 to	Purchase	228,517	4.59 – 4.775
	5 July 2004	Sale	228,517	4.59 – 4.7975
	6 May 2004 to	Purchase	212,625	4.445 – 4.59
	5 June 2004	Sale	212,625	4.44 – 4.59
	6 April 2004 to	Purchase	111,991	4.535 – 4.6
	5 May 2004	Sale	71,991	4.56 – 4.6

  (v)
  As at the close of business on 19 May 2005 (the latest practicable date prior to the publication of this document), the interests of the directors of Pernod Ricard, Goal and members of their respective immediate families and related trusts, all of which are beneficial, in Allied Domecq Shares were as follows:

Name	Number of Allied Domecq Shares

Richard Burrows	7,350

161

    The following directors of Pernod Ricard, Goal and members of their respective immediate families and related trusts, all of which are beneficial, have dealt for value in Allied Domecq Shares during the disclosure period:

Name	Date	Nature of transaction	Number of Allied Domecq Shares	Price per Allied Domecq Share

				(£)
Richard Burrows	3 September 2004	Purchase	7,350	4.557

  (vi)
  As at the close of business on 19 May 2005 (the latest practicable date prior to the publication of this document), the following entities (other than exempt principal traders or exempt fund managers) which control or are controlled by or under the same control as Morgan Stanley or JPMorgan owned or controlled the following Allied Domecq Shares:

Name	Number of Allied Domecq Shares

Morgan Stanley Securities Limited	525,221
J.P. Morgan Securities Ltd	301,343

    The following entities (other than exempt principal traders or exempt fund managers) which control or are controlled by or under the same control as Morgan Stanley or JPMorgan have dealt for value in Allied Domecq Shares during the disclosure period:

Name	Date	Nature of transaction	Number of Allied Domecq Shares	Price per Allied Domecq Share

				(£)
Morgan Stanley Securities Limited	6 March 2005 to	Purchase	1,245,560	5.17 – 6.36
	5 April 2005	Sale	2,954,858	5.16 – 6.36
	6 February 2005 to	Purchase	2,590,967	5.07 – 5.35
	5 March 2005	Sale	3,596,861	5.06 – 5.39
	6 January 2005 to	Purchase	2,066,191	4.83 – 5.16
	5 February 2005	Sale	1,384,948	4.88 – 5.19
	6 October 2004 to	Purchase	7,483,589	4.74 – 5.29
	5 January 2005	Sale	4,543,267	4.75 – 5.33
	6 July 2004 to	Purchase	5,454,721	4.28 – 4.85
	5 October 2004	Sale	7,366,857	4.30 – 4.88
	5 April 2004 to	Purchase	4,196,192	4.41 – 4.83
	5 July 2004	Sale	4,206,727	4.41 – 4.89
J.P. Morgan Securities Ltd	6 March 2005 to	Purchase	130,000	5.36 – 5.38
	5 April 2005	Sale	263,120	5.30 – 6.33
	6 February 2005 to	Purchase	420,118	5.13 – 5.33
	5 March 2005	Sale	326,500	5.18 – 5.34
	6 January 2005 to	Purchase	1,041,607	4.76 – 5.21
	5 February 2005	Sale	685,621	4.88 – 5.04
	6 October 2004 to	Purchase	263,679	4.76 – 5.21
	5 January 2005	Sale	362,205	4.84 – 5.27
	6 July 2004 to	Purchase	786,105	4.29 – 4.83
	5 October 2004	Sale	601,207	4.34 – 4.86
	5 April 2004 to	Purchase	1,901,783	4.45 – 4.83
	5 July 2004	Sale	1,403,301	4.46 – 4.82

162

  (vii)
  As at the close of business on 19 May 2005 (the latest practicable date prior to the publication of this document), the following entities (other than exempt principal traders or exempt fund managers) which control or are controlled by or under the same control as Deutsche Bank owned or controlled the following Allied Domecq Shares:

Name	Number of Allied Domecq Shares

Deutsche Bank AG, London	40,000
Deutsche Bank AG, Frankfurt	8,259

    The following entities (other than exempt principal traders or exempt fund managers) which control or are controlled by or under the same control as Deutsche Bank have dealt for value in Allied Domecq Shares during the disclosure period:

Name	Date	Nature of transaction	Number of Allied Domecq Shares	Price per Allied Domecq Share

				(£)
Deutsche Bank AG London	6 March 2005 to	Purchase	317,150	5.32 – 5.37
	5 April 2005	Sale	427,300	5.18 – 5.36
	6 February 2005 to	Purchase	1,019,266	5.08 – 5.38
	5 March 2005	Sale	1,251,562	5.07 – 5.36
	6 January 2005 to	Purchase	1,619,007	4.81 – 5.23
	5 February 2005	Sale	1,399,409	4.83 – 5.21
	6 October 2004 to	Purchase	5,447,456	4.77 – 5.35
	5 January 2005	Sale	5,705,368	4.75 – 5.34
	6 July 2004 to	Purchase	5,742,324	4.28 – 4.86
	5 October 2004	Sale	6,000,381	4.28 – 4.85
	5 April 2004 to	Purchase	9,724,300	4.41 – 4.84
	5 July 2004	Sale	9,559,674	4.42 – 4.83

  (viii)
  As at the close of business on 19 May 2005 (the latest practicable date prior to the Publication of this document), the following entities (other than exempt principal traders or exempt fund managers) which control or are controlled by or under the same control as Credit Suisse First Boston owned or controlled the following Allied Domecq Shares:

Name	Number of Allied Domecq Shares

Credit Suisse First Boston (Europe) Limited	short position of 800
CREDIT SUISSE FIRST BOSTON LLC	1,000
CREDIT SUISSE FIRST BOSTON INTERNATIONAL, LONDON	398,470

163

    The following entities (other than exempt principal traders or exempt fund managers) which control or are controlled by or under the same control as Credit Suisse First Boston have dealt for value in Allied Domecq Shares and Allied Domecq ADRs during the disclosure period:

Name	Date	Nature of transaction	Number of Allied Domecq Shares	Price per Allied Domecq Share

				(£)
CSFB (Europe) Ltd	6 March 2005 to	Purchase	1,572,071	5.15 – 5.39
	5 April 2005	Sale	1,377,153	5.18 – 5.39
	6 February 2005 to	Purchase	757,797	5.09 – 5.35
	5 March 2005	Sale	2,835,864	5.12 – 5.35
	6 January 2005 to	Purchase	1,795,264	4.85 – 5.20
	5 February 2005	Sale	1,558,528	4.84 – 5.19
	6 October 2004 to	Purchase	5,895,290	4.76 – 5.30
	5 January 2005	Sale	4,015,773	4.75 – 5.27
CSFB Equities Ltd	6 October 2004 to	Purchase	397,617	4.79 – 4.94
	5 January 2005	Sale	95,759	4.79 – 4.94
	6 July 2004 to	Purchase	879,656	4.30 – 4.75
	5 October 2004	Sale	676,100	4.37 – 4.71
	6 April 2004 to	Purchase	1,625,246	4.45 – 4.80
	5 July 2004	Sale	1,069,810	4.49 – 4.83

Name	Date	Nature of transaction	Number of Allied Domecq ADRs	Price per Allied Domecq ADR

				(US$)
CSFB LLC	6 April 2005 to	Purchase	11,000	40.66 – 48.19
	19 May 2005	Sale	1,600	48.16 – 48.19
	6 March 2005 to	Purchase	8,200	40.29 – 41.31
	5 April 2005	Sale	34,100	39.94 – 41.33
	6 February 2005 to	Purchase	6,636	37.11 – 40.26
	5 March 2005	Sale	18,036	37.50 – 40.70
	6 January 2005 to	Purchase	47,100	37.07 – 39.88
	5 February 2005	Sale	38,400	37.32 – 39.81
	6 October 2004 to	Purchase	68,300	34.44 – 39.96
	5 January 2005	Sale	95,600	34.44 – 39.96
	6 July 2004 to	Purchase	36,100	32.63 – 34.31
	5 October 2004	Sale	27,900	32.64 – 34.29

(b)   Shareholdings and dealings in Pernod Ricard Shares

  (i)
  As at the close of business on 19 May 2005 (the latest practicable Business Day prior to the publication of this document), the following entities (other than exempt principal traders and exempt fund managers) which control or are controlled by or under the same control as Citigroup owned or controlled the following Pernod Ricard Shares:

Name	Number of Pernod Ricard Shares

Citigroup Global Markets Limited	short position of 49,519

164

Name	Number of Pernod Ricard ADRS

Citigroup Global Markets Inc	short position of 5,250
79
Citigroup Trust Bank, fsb	1,071

Name	Number of Pernod Ricard OCEANEs

Citigroup Global Markets Limited	short position of 1,224,936

Name	Number of Pernod Ricard Shares under option	Exercise price	Exercise period/date

		(€)
Citigroup Global Markets Limited 3,510 (put option)		100	16 February 2005 to 17 June 2005
	short position over 50,000 (put option)	106.875	16 December 2005
	100,000 (call option)	95.63	12 November 2007
	short position over 100,000 (call option)	129.38	12 November 2007

    The following entities (other than exempt principal traders and exempt fund managers) which control or are controlled by or under the same control as Citigroup have dealt for value in Pernod Ricard Shares during the Offer Period:

			Number of Pernod Ricard Shares	Price per Pernod Ricard Share
		Nature of transaction
Name	Date

				(€)
Citigroup Global Markets Limited	5 April 2005 to	Purchase	770,152	82.37 – 124.2
	19 May 2005	Sale	1,425,535	83.8 – 125.5
Citigroup Global Markets Inc.	5 April 2005 to	Purchase	31,981	113.2 – 121.7
	19 May 2005	Sale	181,706	115.19 – 123.8

			Number of Pernod Ricard OCEANEs		Price per Pernod Ricard OCEANE
		Nature of transaction
Name	Date

					(€)
Citigroup Global Markets Limited	5 April 2005	Sale	214,000	(1)	130

Note

(1)
Figures represent par value traded (€) and not volume.

(ii)
As at the close of business on 19 May 2005 (the latest practicable date prior to the publication of this document), the interests of the Pernod Ricard Directors, the Goal Directors and members of their respective immediate families and related trusts in Pernod Ricard Shares (all of which, unless otherwise stated, are beneficial) were as follows:

		Share options
		Number of Pernod Ricard Shares under option
				Exercise period
	Number of Pernod Ricard Shares
			Exercise price
				From	To

			(€)
Paul Ricard S.A.	8,486,091
Patrick Ricard	632,876	16,320	47.92	28 January 2005	27 January 2010
		14,778	46.64	20 December 2003	20 December 2010
		37,668	61.60	19 December 2005	18 December 2011
		26,680	73.72	18 December 2006	17 December 2012
		15,840	87.73	19 December 2007	18 December 2013
		21,970	109.71	18 November 2008	17 November 2014
Danièle Ricard	75,205

165

Richard Burrows	65,564	5,250	36.71	20 December 2002	19 December 2007
		7,369	45.36	29 January 2004	28 January 2009
		6,949	47.92	28 January 2005	27 January 2010
		29,830	61.60	19 December 2005	18 December 2011
		21,345	73.72	18 December 2006	17 December 2012
		12,672	87.73	19 December 2007	18 December 2013
		17,576	109.71	18 November 2008	17 November 2014
Pierre Pringuet	29,548	26,700	43.60	28 September 2005	27 September 2010
		9,900	46.64	20 December 2005	19 December 2010
		29,830	61.60	19 December 2005	18 December 2011
		21,345	73.72	18 December 2006	17 December 2012
		12,672	87.73	19 December 2007	18 December 2013
		15,576	109.71	18 November 2008	17 November 2014
François Gérard	48,005	3,063	46.64	20 December 2003	19 December 2010
		7,000	61.60	19 December 2005	18 December 2011
Françoise Hemard	30,917
Jean-Claude Beton	7,069
Didier Pineau-Valencienne	710
Lord Douro	275
Gérard Théry	225
Jean-Dominique Comolli	63
Rafaël Gonzalez-Gallarza	50
William Webb	1,200 Pernod Ricard ADRs (representing 300 Pernod Ricard Shares)
Christian Porta		1,754	36.71	20 December 2002	19 December 2007
		2,053	45.36	29 January 2004	28 January 2009
		3,754	47.92	28 January 2005	27 January 2010
		6,539	46.64	20 December 2005	19 December 2010
		7,712	61.60	19 December 2005	18 December 2011
		11,253	73.72	18 December 2006	17 December 2012
		4,200	87.73	19 December 2007	18 December 2013
		7,862	109.71	18 November 2008	17 November 2014
Aziz Jetha	48	688	47.92	28 January 2005	27 January 2010
		3,119	73.72	18 December 2006	17 December 2012
		1,944	87.73	19 December 2007	18 December 2013
		2,527	109.71	18 November 2008	17 November 2014
Emmanuel Babeau		2,122	47.92	28 January 2005	27 January 2010
		5,444	46.64	20 December 2005	20 December 2010
		8,085	61.60	19 December 2005	18 December 2010
		4,852	73.72	18 December 2006	17 December 2012
		4,435	87.73	19 December 2007	18 December 2013
		5,856	109.71	18 November 2008	17 November 2014
Ian FitzSimons		2,450	65.20	12 February 2006	11 February 2012
		3,369	73.72	18 December 2006	17 December 2012
		3,604	87.73	19 December 2007	18 December 2013
		5,205	109.71	18 November 2008	17 November 2014
Anthony Schofield	48	2,993	65.20	12 February 2006	11 February 2012
		3,119	73.72	18 December 2006	17 December 2012
		2,160	87.73	19 December 2007	18 December 2013
		2,527	109.71	18 November 2008	17 November 2014

166

    The following dealings for value in Pernod Ricard Shares (including the exercise of options under the Pernod Ricard Share Option Schemes) have taken place during the disclosure period by Pernod Ricard Directors, Goal Directors and members of their respective immediate families and related trusts:

Name	Date	Nature of transaction	Number of Pernod Ricard Shares	Price per Pernod Ricard Share

Richard Burrows	26 November 2004	Exercise of options (shares preserved and not sold on the Stock Exchange)	47,400	€43.60 (37,500 shares) €46.64 (9,900 shares)
Paul Ricard S.A.	24 September 2004	Purchase on the Stock Exchange	10,000	€103
Jean-Claude Beton	12 January 2005	Purchase on the Stock Exchange	180	€109.60
Madeleine Beton, spouse	12 January 2005 6 April 2005	Purchase on the Stock Exchange Sale of Pernod Ricard Shares	360 100	€109.60 €113
François Gérard	18 May 2004	Exercise of options and sale on the Stock Exchange via Société Générale	11,025	€103.20
	28 June 2004	Exercise of options and sale on the Stock Exchange via Société Générale	10,500	€106.03
	28 June 2004	Exercise of options and sale on the Stock Exchange via Société Générale	3,742	€106.02
	28 June 2004	Exercise of options and sale on the Stock Exchange via Société Générale	4,813	€105.96
Pierre Pringuet	28 June 2004	Sale on the Stock Exchange	5,000	€106.08
	1 September 2004	Sale on the Stock Exchange	2,000	€101.74
	5 January 2005	Sale on the Stock Exchange	6,000	€113.55
	5 July 2004	Exercise of options (shares preserved and not sold on the Stock Exchange)	2,317	€47.92
		Exercise of options (shares preserved and not sold on the Stock Exchange)	10,800	€43.60
Christian Porta	12 January 2005	Sale of shares under Pernod Ricard Share Investment Scheme (Plan D'Epargne Enterprise Pernod)
Anthony Schofield	14 April 2005	Purchase via Chivas Brothers Limited Inland Revenue Approved Share Incentive Plan (which provides for 1 free share for every 3 shares purchased)	18 6	£81.20 £nil

167

	16 May 2005	Purchase via Chivas Brothers Limited Inland Revenue Approved Share Incentive Plan (which provides for 1 free share for every 3 shares purchased)	18 6	£82.40 £nil
Aziz Jetha	6 April 2004	Sale of options over Pernod Ricard Shares	535	€102.70
	14 April 2005	Purchase via Chivas Brothers Limited Inland Revenue Approved Share Incentive Plan (which provides for 1 free share for every 3 shares purchased)	18 6	£81.20 £nil
	16 May 2005	Purchase via Chivas Brothers Limited Inland Revenue Approved Share Incentive Plan (which provides for 1 free share for every 3 shares purchased)	18 6	£82.40 £nil

  (iii)
  As at the close of business on 19 May 2005 (the latest practicable date prior to the publication of this document), the following associated companies of Pernod Ricard owned the following Pernod Ricard Shares:

Name	Number of Pernod Ricard Shares

Société Immobilière et Financière pour l'Alimentation (S.I.F.A.)	7,215,373

  (iv)
  As at the close of business on 19 May 2005 (the latest practicable date prior to the publication of this document), the following entities (other than exempt principal traders or exempt fund managers) which control or are controlled by or under the same control as Morgan Stanley or JPMorgan owned or controlled the following Pernod Ricard Shares:

Name	Number of Pernod Ricard Shares

Morgan Stanley & Co. International Limited	short position of 169,179
J.P. Morgan Securities Ltd	11,605
Stock borrow and loan positions:
J.P. Morgan Securities Ltd	borrow 494,900
loan 309,000

168

    The following entities (other than exempt principal traders or exempt fund managers) which control or are controlled by or under the same control as Morgan Stanley or JPMorgan have dealt for value in Pernod Ricard Shares during the disclosure period:

			Number of Pernod Ricard Shares under option
		Nature of transaction
Name	Date				Exercise price

					(€)
Morgan Stanley & Co. International	6 April 2005 to	Sale	4,800		119.30
Limited	5 May 2005
	6 March 2005 to	Purchase	160,699		104.60 – 112.40
	5 April 2005	Sale	127,452		103.84 – 112.70
	6 February 2005 to	Purchase	144,590		105.30 – 111.29
	5 March 2005	Sale	188,980		105.80 – 111.50
	6 January 2005 to	Purchase	812,174		105.00 – 114.10
	5 February 2005	Sale	704,250		105.20 – 114.10
	6 October 2004 to	Purchase	801,954		105.60 – 115.10
	5 January 2005	Sale	661,918		105.30 – 114.70
	6 July 2004 to	Purchase	281,359		98.55 – 108.80
	5 October 2004	Sale	267,830		97.60 – 109.90
	5 April 2004 to	Purchase	675,670		101.10 – 108.10
	5 July 2004	Sale	714,532		101.10 – 107.60
J.P. Morgan Securities Ltd	6 April 2005 to	Purchase	1,998		117.00 – 117.50
	19 May 2005
	6 March 2005 to	Purchase	29,909		104.60 – 111.70
	5 April 2005	Sale	23,379		105.10 – 113.20
	6 February 2005 to	Purchase	6,194		105.70 – 109.60
	5 March 2005	Sale	12,921		107.54 – 111.10
	6 January 2005 to	Purchase	20,988		105.11 – 113.80
	5 February 2005	Sale	1,621		109.20 – 113.70
	6 October 2004 to	Purchase	34,376		105.70 – 114.30
	5 January 2005	Sale	24,161		107.00 – 114.50
	6 July 2004 to	Purchase	33,572		98.65 – 108.50
	5 October 2004	Sale	49,170		99.45 – 109.30
	5 April 2004 to	Purchase	115,302		101.06 – 106.80
	5 July 2004	Sale	113,489		102.00 – 107.02
J.P. Morgan Securities Ltd	26 April 2005	Purchase	25,000 (call option	)	9.27440
	26 April 2005	Purchase	25,000 (put option	)	6.69140
	21 April 2005	Sale	50,000 (put option	)	12.35000
	21 April 2005	Sale	50,000 (call option	)	12.35000
	13 December 2004	Sale	43,937 (call option	)	8.30740
	18 November 2004	Sale	44,053 (call option	)	8.69410

  (v)
  As at the close of business on 19 May 2005 (the latest practicable date prior to the publication of this document), the following entities (other than exempt principal traders or exempt fund managers) which control or are controlled by or under the same control as Deutsche Bank owned or controlled the following Pernod Ricard Shares:

Name	Number of Pernod Ricard Shares

Deutsche Bank AG, London	7,742
Deutsche Bank Securities,Inc	674,473
Deutsche Bank AG, Frankfurt	1,291

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    The following entities (other than exempt principal traders or exempt fund managers) which control or are controlled by or under the same control as Deutsche Bank have dealt for value in Pernod Ricard Shares during the disclosure period:

			Number of Pernod Ricard Shares	Price per Pernod Ricard Share
		Nature of transaction
Name	Date

				(€)
Deutsche Bank AG London	6 April 2005 to	Sale	20,800	115.0 – 124.2
	19 May 2005
	6 March 2005 to	Purchase	45,100	107.8 – 112.1
	5 April 2005	Sale	22,800	107.8 – 112.3
	6 February 2005 to	Purchase	62,658	105.9 – 110.8
	5 March 2005	Sale	74,461	106.2 – 110.9
	6 January 2005 to	Purchase	86,062	106.6 – 113.8
	5 February 2005	Sale	54,818	105.4 – 113.9
	6 October 2004 to	Purchase	292,421	105.5 – 114.5
	5 January 2005	Sale	326,707	105.8 – 114.4
	6 July 2004 to	Purchase	411,152	99.2 – 109.0
	5 October 2004	Sale	384,308	99.6 – 108.6
	5 April 2004 to	Purchase	793,812	101.1 – 107.1
	5 July 2004	Sale	794,416	101.3 – 107.8

  (vi)
  As at the close of business on 19 May 2005 (the latest practicable date prior to the publication of this document), the following entities (other than exempt principal traders or exempt fund managers) which control or are controlled by or under the same control as Credit Suisse First Boston owned or controlled the following Pernod Ricard Shares:

Name	Number of Pernod Ricard Shares

Credit Suisse First Boston LLC	199
Credit Suisse First Boston (Europe) Ltd	600
Credit Suisse First Boston International, London	10,065,704

    The following entities (other than exempt principal traders or exempt fund managers) which control or are controlled by or under the same control as Credit Suisse First Boston have dealt for value in Pernod Ricard Shares during the disclosure period:

			Number of Pernod Ricard Shares	Price per Pernod Ricard Share
		Nature of transaction
Name	Date

				(€)
CSFB (Europe) Ltd	6 March 2005 to	Purchase	59,108	107.71 – 112.15
	5 April 2005	Sale	40,351	107.47 – 112.37
	6 February 2005 to	Purchase	31,192	105.64 – 110.75
	5 March 2005	Sale	62,080	106.47 – 111.08
	6 January 2005 to	Purchase	108,435	105.14 – 114.30
	5 February 2005	Sale	93,017	106.83 – 113.70
	6 October 2004 to	Purchase	193,836	105.66 – 114.55
	5 January 2005	Sale	218,166	105.84 – 114.61
	6 July 2004 to	Purchase	412,993	99.13 – 109.00
	5 October 2004	Sale	361,157	99.06 – 108.88
	6 April 2004 to	Purchase	177,276	101.37 – 106.96
	5 July 2004	Sale	246,877	101.71 – 107.40

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			Number of Pernod Ricard ADRs	Price per Pernod Ricard ADR
		Nature of transaction
Name	Date

				(US$)
CSFB (Europe) Ltd	6 March 2005 to 5 April 2005	Sale	126	34.55 – 34.55
CSFB LLC	6 April 2005 to	Purchase	22,800	35.33 – 35.33
	19 May 2005	Sale	91,200	35.33 – 35.33
	6 March 2005 to	Purchase	3,600	36.43 – 36.60
	5 April 2005	Sale	3,600	36.43 – 36.60
	6 February 2005 to 5 March 2005	Purchase	200	34.67 – 34.67
	6 October 2004 to	Purchase	11,416	33.30 – 37.51
	5 January 2005	Sale	8,208	33.37 – 37.51
	6 July 2004 to 5 October 2004	Sale	23,100	31.67 – 31.67

			Number of Pernod Ricard OCEANEs(1)	Price per Pernod Ricard OCEANE
		Nature of transaction
Name	Date

				(€)
Credit Suisse First Boston International	6 January 2005 to	Purchase	18,083,000	99.92 – 99.99
	5 February 2005	Sale	20,143,820	134.23 – 137.38
	6 October 2004 to	Purchase	16,939,384	98.01 – 138.30
	5 January 2005	Sale	5,000,100	98.01 – 98.01
CSFB LLC	6 April 2005 to	Purchase	1,605,000	140.54 – 140.54
	19 May 2005	Sale	1,605,000	140.54 – 140.54

Note

(1)
Figures represent par value traded (€) and not volume.

(c)   Goal and Fortune Brands

  During the disclosure period there were no dealings for value in Pernod Ricard Shares or Allied Domecq Shares by persons deemed to be acting in concert with Pernod Ricard for the purposes of the Offer. Fortune Brands is deemed to be acting in concert with Pernod Ricard.

(d)   General

  (i)
  Save as disclosed in this paragraph 5, none of Allied Domecq, its subsidiaries and associated companies of such subsidiaries, the Allied Domecq Directors, any members of such directors' immediate families nor any connected person (within the meaning of section 346 of the Companies Act) owned or controlled or (in the case of the Allied Domecq Directors, their immediate families and connected persons) was interested, directly or indirectly, in any relevant securities on 19 May 2005, the latest practicable date prior to publication of this document, nor has any such person dealt for value in (or, in the case of the Company, redeemed) any relevant securities during the Offer Period.

  (ii)
  Save as disclosed in this paragraph 5, none of Pernod Ricard, Goal, their subsidiaries, the directors of Pernod Ricard, the directors of Goal, any members of such directors' immediate families nor any connected person (within the meaning of section 346 of the Companies Act), nor any person deemed to be acting in concert with Pernod Ricard for the purposes of the Offer, owned or controlled or (in the case of the directors of Pernod Ricard, their immediate families and connected persons) was interested, directly or indirectly, in any relevant securities on 19 May 2005, the latest practicable date prior to publication of this document, nor has any such person dealt for value in any relevant securities during the disclosure period.

  (iii)
  Save as disclosed in this paragraph 5, no bank, stockbroker, financial or other professional adviser to Allied Domecq or to any subsidiary or associated company of Allied Domecq nor any

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    person (other than an exempt principal trader) controlling, controlled by or under the same control as any bank, stockbroker, financial or other professional adviser, nor any subsidiaries of Allied Domecq, nor any pension fund of Allied Domecq or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) connected with Allied Domecq owned or controlled any relevant securities on 19 May 2005, the latest practicable date prior to publication of this document, nor has any such person dealt for value therein during the Offer Period.

  (iv)
  Save as disclosed in this paragraph 5, no bank, stockbroker, financial or other professional adviser to Pernod Ricard or to any subsidiary or associated company of Pernod Ricard nor any person (other than an exempt principal trader) controlling, controlled by or under the same control as any bank, stockbroker, financial or other professional adviser, nor any subsidiaries of Pernod Ricard, nor any pension fund of Pernod Ricard or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) connected with Pernod Ricard owned or controlled any relevant securities on 19 May 2005, the latest practicable date prior to publication of this document, nor has any such person dealt for value therein during the disclosure period.

  (v)
  Save as disclosed in this paragraph 5, neither Allied Domecq nor any associate of Allied Domecq has any arrangement with any person in relation to relevant securities. For these purposes "arrangement" includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

  (vi)
  Save for the irrevocable undertakings described in paragraph 5 of Part I from certain Allied Domecq Directors pursuant to which such directors have undertaken not to dispose of or acquire any Allied Domecq Shares and the arrangements between Pernod Ricard and Fortune Brands in the Transaction Co-operation Agreement (as set out in paragraph 8(c) of this Part X), neither Pernod Ricard nor any person acting in concert with Pernod Ricard for the purposes of the Offer has any arrangement with any person in relation to any relevant securities. For these purposes "arrangement" includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

(e)   Definitions

  References in this paragraph 5 to:

  (i)
  an "associate" of a company are to:

  (1)
  a company's subsidiaries and associated companies, and companies of which any such companies are associated companies. For this purpose ownership of interests of 20 per cent. or more of the equity share capital of a company is the test of associated company status;

  (2)
  banks and financial and other professional advisers (including stockbrokers) to the company or companies covered in sub-paragraph (e)(i)(1) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

  (3)
  the directors of the company and the directors of any company covered in sub-paragraph (e)(i)(1) above (together in each case with their close relatives and related trusts); and

  (4)
  the pension funds of the company or a company covered in sub-paragraph (e)(i)(1) above;

  (ii)
  a "bank" does not apply to a bank whose sole relationship with Allied Domecq or with Pernod Ricard or a company covered in sub-paragraph (e)(i)(1) above is the provision of normal commercial banking services or such activities in connection with the Scheme or the Offer as handling acceptance and other registration work;

  (iii)
  "derivative" includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying security;

172

  (iv)
  "disclosure period" means the period commencing on 5 April 2004 (being the date 12 months prior to the commencement of the Offer Period) and ending on 19 May 2005 (being the latest practicable day prior to the publication of this document);

  (v)
  "relevant securities" are to Allied Domecq Shares, Pernod Ricard Shares or securities convertible into, rights to subscribe for or options (including traded options) in respect of, and derivatives referenced to, any of the foregoing; and

  (vi)
  "control" means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights of a company, irrespective of whether the holding or holdings give de facto control.

6      Service contracts of the Allied Domecq Directors

(a)
The executive Directors have entered into service agreements with the Company as follows:

			Notice period from Company	Notice period from Director	Current annual base salary
	Date of contract
Name		Unexpired term

Philip Bowman	20.10.03	Rolling 12 months	12 months	12 months	£800,000
Graham Hetherington	20.10.03	Rolling 12 months	12 months	12 months	£390,000
David Scotland	20.10.03	Rolling 12 months	12 months	12 months	£400,000
Richard Turner	20.10.03	Rolling 12 months	12 months	12 months	£390,000

(b)
Further details of the executive Directors' service agreements with Allied Domecq are set out below:

(i)
Bonus targets are set annually based on relevant market measures. Currently, bonuses are based on earnings per share growth and completion of key management and business objectives. The maximum potential bonus is 150 per cent. of salary, paid in a combination of cash and deferred shares.

(ii)
In addition to the basic salary and bonus, the executive Directors are also provided with the following benefits:

•
private health, life and other insurances;

•
defined benefit pension provision or an allowance in lieu of pension benefits in respect to base salary only;

•
25 days' paid holiday per year plus bank holidays and public holidays;

•
company car or a cash equivalent; and

•
sickness pay.

    None of the executive Directors' service agreements contains operative provisions in relation to change of control.

    The executive Directors' service agreements contain pre-determined compensation in the event of early termination by the Company other than for cause. The policy of termination payments limits the Company's exposure on compensation commitments. Each executive Director's pre-determined compensation comprises the following:

    (a)
    95 per cent. of the value of his basic salary, annual pension entitlements/salary supplement and contractual benefits from the date of the termination of his employment (the "Termination Date") to the date upon which his employment would have terminated had he been given contractual notice (the "Contractual Notice Date");

    (b)
    any previous years' bonus due and outstanding at the Termination Date; and

    (c)
    a pro-rata bonus for the bonus period commencing on the Termination Date and expiring on the Contractual Notice Date.

  (iii)
  In letters dated 21 April 2005 addressed to each of the executive Directors of Allied Domecq, Pernod Ricard has undertaken, in consideration for each Director agreeing not to resign before the Effective Date, that if the Scheme becomes effective it will procure the waiver of any requirement of their respective service agreements which may restrict their ability to be interested in, or employed or contracted by any entity which competes directly with any aspect

173

    of the business of Allied Domecq after the date of cessation of their employment and to honour in full the bonus provisions set out in their respective service agreements, and, where relevant, to procure the exercise of any and all discretions to the maximum amount permitted in accordance with the terms thereof.

(c)
The non-executive Directors of Allied Domecq do not have service agreements, but instead each has a letter of appointment setting out the terms and conditions of their appointment as follows:

			Supplemental fee for acting as chairman of a Board Committee
		Basic Annual Fee (Current)
Name	Commencement Date

Sir Gerry Robinson	1 February 2002	£240,000	N/A
Bruno Angelici	29 August 2003	£45,000	£10,000
John Rishton	5 December 2003	£45,000	£10,000
Paul Adams	5 December 2003	£45,000	N/A

  Each of the non-executive Directors is appointed initially for a period of three years. Reappointment is not automatic. The letters of appointment for each of Bruno Angelici, John Rishton and Paul Adams contain a notice period of one month. The letter of appointment for Sir Gerry Robinson contains a notice period of 12 months.

(d)
Save as disclosed above, there are no service contracts between any Allied Domecq Director or proposed Director of Allied Domecq and any member of the Allied Domecq Group and no such contract has been entered into or amended within the six months preceding the date of this document.

7      Material contracts – Allied Domecq

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Company and its subsidiaries since 5 April 2003 (being the date two years prior to the commencement of the Offer Period) and are or may be material:

(a)
Co-operation Agreement

  Allied Domecq, Pernod Ricard and Goal have entered into an agreement dated 21 April 2005 under the terms of which the parties have agreed to co-operate to implement the Scheme and Allied Domecq has given certain undertakings relating to the conduct of its business pending the Scheme becoming effective (the "Co-operation Agreement").

  The Co-operation Agreement contains a number of undertakings given by the parties relating to the implementation of the Scheme, including:

  (i)
  the parties agree to provide each other with the necessary information to prepare the documents relating to the Offer, to consult and take into account each other's reasonable comments on the documents and not to finalise the documents for which each is responsible without the prior written approval of the other party;

  (ii)
  the parties agree to use all reasonable endeavours to achieve the fulfilment of the Conditions and Allied Domecq undertakes to take all necessary actions to make the Scheme effective by 30 September 2005 but in any event no later than 31 October 2005;

  (iii)
  each of Pernod Ricard and Goal undertakes to Allied Domecq that it will undertake to the Court to be bound by the Scheme subject to satisfaction or waiver of the Conditions, and

  (iv)
  that Allied Domecq will procure that the Allied Domecq Directors will not withdraw or modify their approval of the Scheme or their recommendation to Allied Domecq Shareholders, or vote against each of the resolutions to be proposed at the Extraordinary General Meeting unless, in the exercise of their fiduciary obligations, they can no longer maintain such approval.

174

  The Co-operation Agreement also contains a number of undertakings given by Allied Domecq relating to the conduct of its business, including the following:

  (i)
  to carry on its business in the usual, regular and ordinary course and in substantially the same manner as conducted before the date of the Co-operation Agreement and to notify Pernod Ricard of any material adverse change in the business or assets of any member of the Allied Domecq Group;

  (ii)
  not to enter into any partnership, joint venture or any other such arrangement which in so doing would have a material effect on its key brands (Ballantine's, Beefeater, Kahlúa, Malibu, Stolichnaya, Courvoisier, Sauza, Canadian Club, Maker's Mark and US wines (including Clos du Bois and Callaway) together the "Key Brands");

  (iii)
  not to acquire any equity interest in or material assets of any other business or body corporate; and

  (iv)
  not to encumber, lease, license or dispose of any assets or rights which are material to any of the Key Brands or to any of Mumm, Mumm Cuvée Napa, Perrier Jouët, Montana or Teacher's.

  In addition, under the Co-operation Agreement Allied Domecq and Pernod Ricard have agreed that:

  (i)
  Allied Domecq will pay Pernod Ricard a break fee of £37 million in the event that a competing offer is announced (for the purposes of Rule 2.5 of the City Code) on a recommended basis prior to 21 October 2005 and such competing offer subsequently becomes or is declared unconditional in all respects, or otherwise becomes effective in any manner whatsoever; and

  (ii)
  Pernod Ricard will pay Allied Domecq a break fee of £37 million in the event that Pernod Ricard lapses the Offer as a result of failure to obtain the necessary approvals to effect the Offer from its shareholders.

  In addition, Pernod Ricard agreed that it would assess Allied Domecq's worldwide severance terms with the intention of confirming to Allied Domecq its willingness, for a period of two years from the date of the Co-operation Agreement, to honour in full the entitlements of all employees of the Group, other than those whose employment is transferred to Fortune Brands, under their respective terms and conditions of employment as at 21 April 2005, including without limitation entitlements under Allied Domecq's then existing redundancy policies. Pernod Ricard also agreed to use its reasonable endeavours to obtain a similar agreement from Fortune Brands in respect of those Allied Domecq employees whose employment is transferred to Fortune Brands following the Scheme becoming effective. Pernod Ricard and Fortune Brands have since confirmed to Allied Domecq their willingness to honour such entitlements.

  The Co-operation Agreement terminates in certain circumstances, including:

  (i)
  on written notice from either party in the event that the shareholder resolutions proposed at the Extraordinary General Meeting, the Court Meeting or at the Pernod Ricard Shareholder Meeting are not passed (save to the extent that the relevant Condition can be and is waived by Pernod Ricard);

  (ii)
  on written notice from Pernod Ricard in the event of failure of any of the Conditions;

  (iii)
  on written notice from Pernod Ricard if Allied Domecq enters into any agreement or makes any public statement approving any competing offer;

  (iv)
  on written notice from Allied Domecq if it is announced by or on behalf of Allied Domecq that the Allied Domecq Board has determined to withdraw or modify its recommendation of the Scheme; and

  (v)
  if the Effective Date of the Scheme shall not have occurred prior to 31 October 2005.

  Although not a party to the Co-operation Agreement, Fortune Brands has the benefit of enforceable rights under the agreement in respect of certain matters directly affecting its interests.

8      Material Contracts – Pernod Ricard

(a)
The Co-operation Agreement described in paragraph 7(a) above.

175

(b)
Framework Agreement

  Pernod Ricard and Fortune Brands have entered into an agreement dated 21 April 2005 (the "Framework Agreement") under the terms of which the parties have agreed, subject to the Scheme becoming effective, that Fortune Brands (or its subsidiaries) will acquire from Pernod Ricard subsidiaries certain spirits and wine brands and related assets and liabilities that are currently owned by Allied Domecq and/or its subsidiaries for approximately £2.7 billion, subject to certain adjustments.

  Under the Framework Agreement, Pernod Ricard will procure that Allied Domecq, so far as is lawful, adheres to the Framework Agreement with effect from the Effective Date by executing a deed of adherence.

  On becoming a party to the Framework Agreement, Allied Domecq will: more specifically identify, not encumber and transfer the assets to be acquired by Fortune Brands; procure the issue (to the extent permitted by law) of "B shares" in certain material subsidiaries of Allied Domecq to Fortune Brands (giving Fortune Brands the right to, amongst other things, manage and operate the businesses which are Fortune/Allied Assets (as defined below) and which are owned by such subsidiaries but not granting any material economic rights); procure the facilitation of Fortune Brands' management of those assets it is to acquire in the interim period prior to the transfer; and procure the grant (to the extent permitted by law) of appropriate security to Fortune Brands over certain companies that hold assets to be acquired by Fortune Brands and over certain material intellectual property rights that are to be acquired by Fortune Brands.

  Rights and Obligations During the Separation Period

  The Framework Agreement provides that Pernod Ricard will be responsible for reorganising Allied Domecq in order to separate the assets and liabilities currently owned by Allied Domecq that are to be acquired by Fortune Brands or its subsidiaries (the "Fortune/Allied Assets") from those to be retained by Pernod (the "Pernod/Allied Assets") and for implementing and determining the timing of the transfers of the Fortune/Allied Assets to Fortune Brands and its subsidiaries, which will occur within six months of the Effective Date (the "Separation Period").

  Under the Framework Agreement, Fortune Brands will receive tracker shares in Goal on the Effective Date. The Framework Agreement and the tracker shares provide Fortune Brands with certain economic rights relating to the Fortune/Allied Assets. The tracker shares also restrict actions which would (1) have a material (in the context of the Fortune/Allied Assets) and adverse effect on (a) the capacity of the Fortune/Allied Assets to operate substantially as they did on the Effective Date, or (b) the value of the Fortune/Allied Assets as on the Effective Date, or (2) reduce significantly the value of the Allied Domecq Group as a whole, in each case without the prior consent of Fortune Brands.

  Fortune Brands will be obligated to ensure that the Fortune/Allied Assets are adequately funded while they are owned by Pernod Ricard subsidiaries.

  To the extent permitted by law, Fortune Brands will also receive "B Shares" in certain of the Pernod Ricard subsidiaries that are (or that hold) material Fortune/Allied Assets. The "B Shares" will give Fortune Brands rights, among other things, to manage and operate the businesses which are Fortune/Allied Assets and which are owned by such subsidiaries, to appoint and remove directors of such subsidiaries and to veto certain actions affecting the Fortune/Allied Assets to give effect to its rights under the Framework Agreement. During the Separation Period, the Fortune/Allied Assets may not be sold or encumbered (other than in the ordinary course of business or in accordance with the Framework Agreement) and no action may be taken which (1) is reasonably likely to endanger the solvency of any of the Pernod Ricard subsidiaries that hold material Fortune/Allied Assets or (2) would have a material and adverse effect on the ability of the relevant company to operate its business substantially as operated on the Effective Date. In addition, to the extent permitted by law, Fortune Brands will be granted a security interest in (a) certain of the US and Mexican Pernod Ricard subsidiaries that are (or that hold) material Fortune/Allied Assets and (b) certain material intellectual property rights that are Fortune/Allied Assets in each case where transfers of the relevant assets to Fortune Brands are not intended to occur within four weeks after the Effective Date.

176

  Purchase Price and other Payment Obligations

  Pursuant to the Framework Agreement, Fortune Brands will pay to Goal £2,721,621,217 on the Effective Date in exchange for tracker shares in Goal described above. Upon each transfer of Fortune/Allied Assets from Goal to Fortune Brands subsidiaries, Fortune Brands will be responsible for paying the consideration applicable to such Fortune/Allied Assets. The Framework Agreement provides that if such consideration is paid by Fortune Brands in cash, a number of Fortune Brands' tracker shares will be acquired or redeemed for a sum equal to such cash consideration. If the consideration is not paid entirely in cash, the Framework Agreement provides for the remaining balance to be offset or netted against the obligation to redeem or acquire Fortune Brands' tracker shares having nominal value equal to the consideration not paid in cash, so as to satisfy and discharge Fortune Brands' payment obligation in respect of the Fortune/Allied Assets transferred at a particular time. By the end of the Separation Period, all Fortune Brands' tracker shares will have been redeemed or acquired for an amount equal to their nominal value of £2,721,621,217.

  The consideration for the Fortune/Allied Assets is subject to adjustment based upon (i) the difference between the estimated direct brand contribution and the actual direct brand contribution of the brands that are Fortune/Allied Assets, (ii) the difference between the estimated working capital and the actual working capital of the subsidiaries that are Fortune/Allied Assets, (iii) the amount of any net cash or debt in the subsidiaries that are Fortune/Allied Assets as of the Effective Date and (iv) certain other adjustments relating to the period between the Effective Date and the transfer of the relevant assets to Fortune Brands. As a result of such adjustments, the consideration paid for the "tracker shares" may not be equal to the consideration Fortune Brands ultimately pays for the Fortune/Allied Assets.

  In addition, Fortune Brands may be required to make payments to fulfil its obligation that the Fortune/Allied Assets be adequately funded.

  Liabilities

  The Framework Agreement generally provides that Fortune Brands and its subsidiaries will acquire such title to the Fortune/Allied Assets as is possessed by Allied Domecq or its subsidiaries as at the date on which the relevant asset is transferred to Fortune Brands or its subsidiaries, and as is transferable. The Framework Agreement also generally provides that liabilities related to the Fortune/Allied Assets will be assumed by Fortune Brands and its subsidiaries whereas liabilities related to the Pernod/Allied Assets will be retained by Pernod Ricard and its subsidiaries. Each party has also agreed to indemnify the other party for liabilities related to assets that the indemnifying party will ultimately own.

  The Framework Agreement also provides for the allocation of tax liabilities and tax assets between the Fortune/Allied Assets and the Pernod/Allied Assets. Such provisions generally allocate (i) tax liabilities (and assets) accrued and payable prior to the Effective Date to Pernod Ricard (other than in respect of the distribution businesses to be acquired by Fortune Brands which are allocated to Fortune Brands), (ii) tax liabilities (and assets) arising prior to, but payable after, the Effective Date are allocated between Fortune Brands and Pernod Ricard in accordance with the agreed allocation of working capital, (iii) tax liabilities (and assets) arising after the Effective Date to Fortune Brands to the extent that they relate to the Fortune/Allied Assets, otherwise to Pernod Ricard, (iv) transfer and other similar taxes related to the acquisition of the Fortune/Allied Assets to Fortune Brands, (v) transfer and other similar taxes related to the reorganisation and separation of the Pernod/Allied Assets to Pernod Ricard and (vi) transfer and other similar taxes related to the Allied Acquisition to Fortune Brands and Pernod Ricard in accordance with their respective contributions to the Allied Acquisition purchase price.

  Pursuant to the Framework Agreement, Pernod Ricard will retain Allied Domecq's United Kingdom defined benefit pension schemes and Fortune Brands will be obligated to establish a new defined benefit pension scheme by 6 April 2006. Subject to receipt of an agreed transfer amount, the new scheme will provide past service benefits for consenting members employed in relation to Fortune/Allied Assets which are no less favourable than those accrued under the existing Allied Domecq schemes. Until Fortune Brands has established the new scheme, the employees of Pernod Ricard subsidiaries employed in relation to Fortune/Allied Assets will be allowed to participate in the Allied Domecq schemes acquired by Pernod Ricard. Fortune Brands will not assume any pension

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  liabilities in respect of former employees of Pernod Ricard subsidiaries which are employed in relation to Fortune/Allied Assets.

  Transition Services

  The Framework Agreement also provides that each party will provide transition services to the other party with respect to the portions of the Allied Domecq business such other party acquires for a period of 24 months from the Effective Date (limited to 6 months in relation to distribution of the other party's products). Each party also agrees to endeavour to ensure that the Allied Domecq business it acquires ceases to require such transition services as soon as reasonably practicable.

  Larios Asset Purchase Agreement

  An asset purchase agreement between Pernod Ricard, Larios Pernod Ricard S.A. ("Larios") and Fortune Brands is attached to the Framework Agreement as an agreed form document and was entered into on 21 April 2005. The agreement sets out the terms for the acquisition by Fortune Brands of Pernod Ricard's Larios spirits, liquors and wine brands and related assets.

(c)
Transaction Co-operation Agreement

  Pernod Ricard, Fortune Brands and Goal have entered into an agreement dated 21 April 2005 (the "Transaction Co-operation Agreement") which governs the relationship between them under the Scheme from the time the Offer was announced until the Effective Date.

  The Transaction Co-operation Agreement provides that Pernod Ricard will control the Offer, including control over negotiations with Allied Domecq. Pernod Ricard also controls all communications with the Panel, subject to certain exceptions. These exceptions include discussions relating to Fortune Brands or the Allied Domecq assets which Fortune Brands is to acquire (the "Fortune/Allied Assets"), in which case Pernod Ricard agrees that it will take all reasonable steps to ensure that Fortune Brands can jointly participate in such discussions. In addition, the parties agree to use reasonable efforts to keep the other parties promptly informed of (and Pernod Ricard agrees to consult with Fortune Brands regarding) any material developments in relation to the Scheme, the Offer and the acquisition by Fortune Brands (or its subsidiaries) of certain Larios spirits, liquors and wine brands and related assets and liabilities currently owned by the Pernod Ricard Group (the "Larios Assets").

  Pernod Ricard and Goal have agreed that they will not consent (for the purposes of the Scheme Co-operation Agreement described in paragraph 7(a) above) to the Allied Domecq Group buying, selling or agreeing to buy or sell material assets or entering into contracts outside the ordinary course of business other than pursuant to pre-existing contractual obligations or taking any action in each case that would prejudice Fortune Brands or the Fortune/Allied Assets, unless Fortune Brands also consents.

  The Transaction Co-operation Agreement provides that Pernod Ricard and Goal will not enter into any agreements with Allied Domecq between the date of the Transaction Co-operation Agreement and the Effective Date other than in the ordinary course of business or amend certain agreements relating to the Offer to which Fortune Brands is not a party, but which are material to Fortune Brands' interest in the Offer, without the consent of Fortune Brands. Goal also agrees that it will not amend the Conditions in a manner which prejudices Fortune Brands or the Fortune/Allied Assets without the consent of Fortune Brands.

  In the event that a Condition is breached in such a way that the Panel would be likely to permit a bidder to invoke such condition, Fortune Brands has the right to provide a notice to Pernod Ricard requesting that Pernod Ricard attempt to invoke the relevant Condition. Pernod Ricard must then either:

  (i)
  offer to terminate the agreements with Fortune Brands relating to the Offer, the acquisition of the Fortune/Allied Assets and the acquisition of the Larios Assets and continue with the Offer without Fortune Brands, or

  (ii)
  approach the Panel and use all reasonable efforts to obtain the Panel's consent to permit the relevant Condition to be invoked.

  If the Panel allows the Condition to be invoked, Pernod Ricard and Goal may either take the actions referred to in (1) or terminate the Offer and terminate the Scheme.

178

  In the event that Pernod Ricard receives a termination fee, break fee or other similar fee from Allied Domecq, Pernod Ricard agrees to pay Fortune Brands a portion of such fee proportional to Fortune Brands' equity contribution to Goal (as described above).

  The Transaction Co-operation Agreement also provides that the parties will take all reasonable steps and actions necessary to implement the Scheme, the Offer and the acquisition of the Fortune/Allied Assets, including co-operation to obtain antitrust approvals and the acceptance of reasonable antitrust remedies and undertakings.

  The Transaction Co-operation Agreement also provides certain restrictions with respect to public announcements relating to the Scheme, the Offer and the acquisition of the Fortune/Allied Assets prior to the Effective Date.

  The Transaction Co-operation Agreement provides that each of Fortune Brands, Pernod Ricard and Goal will not, at any time prior to the earlier of (1) the Effective Date or (2) the termination of the Transaction Co-operation Agreement, enter into (except as part of the Offer and the acquisition of the Fortune/Allied Assets) any discussions or negotiations relating to, or solicit or encourage any person (other than the other parties to the Transaction Co-operation Agreement) to enter into, any arrangements or agreements, either with itself or any other person, for the purpose of acquiring all (or substantially all) of the shares or all or part of the assets of Allied Domecq. Each of Fortune Brands, Pernod Ricard and Goal has agreed to inform the others as soon as reasonably practicable of any approach to it by a third party relating to any possible offer to acquire the shares or assets of Allied Domecq by any third party or by one of them in conjunction with any third party.

(d)
2005 Credit Agreement

  A credit agreement (the "Credit Agreement") dated 21 April 2005 made between, among others, Pernod Ricard and its subsidiary Goal Acquisitions (Holdings) Limited ("GA(H)L") as Borrowers, J.P. Morgan plc, Morgan Stanley Bank International Limited, BNP Paribas, The Royal Bank of Scotland plc, and SG Corporate & Investment Banking as Mandated Lead Arrangers, the Financial Institutions listed therein as Lenders and BNP Paribas as Agent, pursuant to which euro, US dollar and multicurrency term loan and revolving credit facilities are to be made available as follows:

  (i)
  Facility A – a euro denominated term loan facility of €1,250,000,000 available to Pernod Ricard;

  (ii)
  Facility B – a euro denominated term loan facility of €225,000,000 and a US dollar denominated term loan facility of US$1,185,000,000 available to any Borrower as defined in the Credit Agreement;

  (iii)
  Facility C – term loan facilities consisting of:

  (a)
  Facility C1 – a euro denominated term loan facility of €760,000,000 and a US dollar denominated term loan facility of US$965,000,000; and

  (b)
  Facility C2 – a euro denominated term loan facility of €1,355,000,000, and a US dollar denominated term loan facility of US$1,740,000,000,

    available to any Borrower as defined in the Credit Agreement;

  (iv)
  Facility D – a euro denominated revolving credit facility of €1,000,000,000 and a multicurrency revolving credit facility of €750,000,000 available to any Borrower as defined in the Credit Agreement; and

  (v)
  Facility E – a multicurrency revolving credit facility of €1,000,000,000 (reducing to €750,000,000 12 months after the Effective Date, and €500,000,000 24 months after the Effective Date) available to any Borrower as defined in the Credit Agreement.

  The proceeds of Facilities A to C are to be used (i) towards financing the cash consideration payable under the Scheme, (ii) to finance the costs associated with the Scheme and certain other specified matters and (iii) to refinance certain existing indebtedness of Pernod Ricard, Allied Domecq and their respective subsidiaries. The proceeds of Facility D are to be used (i) as a liquidity backstop facility for the commercial paper programmes of both Pernod Ricard and Allied Domecq, (ii) towards refinancing these programmes and (iii) to refinance certain existing indebtedness of Pernod Ricard, Allied Domecq and their respective subsidiaries. The proceeds of Facility E are to be used for general corporate purposes.

179

  The rate of interest on utilisations of all facilities is the aggregate of applicable LIBOR (or, for loans in euro, EURIBOR), plus a specified margin, plus mandatory costs. A commitment fee is payable on the undrawn amounts on the facilities until the date of first utilisation in the case of Facilities A and B, and until the end of the relevant availability periods in the case of Facilities C, D and E. An up-front bookrunning, underwriting, sub-underwriting and participation fee is payable to certain of the finance parties and an agency fee is payable semi annually to the Agent.

  The obligations of each of the Borrowers under the Credit Agreement are jointly and severally guaranteed by Pernod Ricard and GA(H)L and, following their accession to the Credit Agreement (subject to certain restrictions and guarantee limitations), will be guaranteed by certain material companies within the new Pernod Ricard Group.

  The Credit Agreement contains certain customary representations and warranties, and requires Pernod Ricard and GA(H)L (and, after their accession to the Credit Agreement, certain material companies within the new Pernod Ricard Group and any other company within the new Pernod Ricard Group that accedes to the Credit Agreement as a Borrower) to observe certain positive covenants customary for facilities of this nature. In addition the Credit Agreement contains certain negative covenants customary for facilities of this nature which restrict Pernod Ricard, GA(H)L and the other members of the new Pernod Ricard Group from, among other things (subject to certain exceptions), (i) creating security interests over their business, assets and undertakings; (ii) changing the general nature of the business of the Group; (iii) entering into mergers or other corporate reconstructions; and until certain financial tests have been met (iv) disposing of assets; (v) making loans to others; (vi) making acquisitions and investments; and (vii) incurring additional indebtedness.

  The Credit Agreement also contains certain events of default customary for facilities of this nature, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

(e)
2008 Pernod Ricard Bonds

  In February 2002, Pernod Ricard issued bonds convertible and/or exchangeable into new or existing Pernod Ricard Shares, the main terms of which are as follows.

  The number of bonds issued was 4,567,757 representing a total nominal value of €488,749,999. The nominal value per bond was fixed at €107. The issue price was the par value of the bonds to be paid in full at the settlement date.

  The bonds bear interest at a rate of 2.50 per cent. per annum, equivalent to €2.675 per bond, payable annually in arrears on 1 January of each year. Redemption will occur in full on 1 January, 2008 at a price of €119.95 per bond (representing approximately 112.10 per cent. of the nominal value of the bonds). Early redemption is possible, at any time, and at the issuer's option (i) by means of purchases on or off the stock exchange or by means of a public offer, or (ii) at an early redemption price which guarantees to the initial subscriber a yield equivalent to that which would have been obtained on redemption at maturity if less than 10 per cent. of the bonds issued remain outstanding. The bondholders may request the conversion and/or the exchange of the bonds for Pernod Ricard Shares at any time, from February 2002 until the seventh business day preceding the date set for redemption, at the conversion/exchange ratio of 1.25 shares per bond.

  The issue is subject to customary events of default (including failure to make payments in respect of any bond, failure to perform or observe other obligations, failure by Pernod Ricard or one of its significant subsidiaries to pay any amount due under any of its other indebtedness in excess of €10 million in respect of borrowed money, insolvency events in respect of Pernod Ricard or any of its significant subsidiaries) the occurrence of which would entitle the majority of the bondholders to request the early redemption of the bonds.

  The bonds rank pari passu with all other unsecured and unsubordinated indebtedness and guarantees, present and future, of Pernod Ricard. In addition, the bonds are subject to a standard negative pledge prohibiting Pernod Ricard from granting security for the benefit of holders of other existing or future bonds without previously or simultaneously granting similar security and status to such bonds.

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(f)
€1,400,000,000 Revolving Credit Facility Agreement:

  A revolving credit facility agreement dated 28 July 2004 has been entered into between (a) Pernod Ricard, Etablissements Vinicoles Champenois S.A., Chivas Brothers (Holdings) Ltd and Austin, Nichols and Co, Inc. as borrowers, and (b) Calyon, as agent, BNP Paribas, Calyon, JPMorgan PLC and Société Générale, as mandated lead arrangers, and the financial institutions referred to therein, as lenders (the "Credit Facility").

  Subject to the terms of the Credit Facility, the lenders have made available to the Borrowers (as defined in the Credit Facility) a multicurrency revolving credit facility in an aggregate amount equal to €1,400,000,000. Certain other companies belonging to the Pernod Ricard Group may become additional borrowers (among which Pernod Ricard Finance S.A.).

  The Credit Facility is to be used for general corporate purposes. The Credit Facility duration is 5 years. It is available in loans denominated in euros, yen, US dollars or any other currency readily available and freely convertible into euros.

  Advances bear interest at a rate per annum which is the aggregate of EURIBOR, or LIBOR for loans in a currency other than euro, plus a specified margin and mandatory costs.

  In addition, utilisation fees are payable dependent on the aggregate amount of the loans made under the Credit Facility and an arrangement and certain other fees have been paid by the borrowers under the Credit Facility.

  Certain other terms and conditions usual for facilities of this type apply to the Credit Facility (including tax gross up and indemnities, representations, undertakings and events of default). These may be summarised as follows:

  •
  payment obligations of each borrower under the Credit Facility shall rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally;

  •
  negative pledge: neither Pernod Ricard nor any borrower will create or permit a security over any of their assets and those of their material subsidiaries, subject to certain exceptions;

  •
  in the event that the consolidated net financial debt of the Pernod Ricard Group exceeds a specified amount at the end of a semi-annual accounting period, one or several lenders, whose participations in the total commitments or in the loans then outstanding under the Credit Facility aggregate to more than 66.67 per cent. of all the loans then outstanding, may cancel the Credit Facility and require repayment of all loans under the Credit Facility; and

  •
  Pernod Ricard will ensure that at least 50 per cent. of the EBIT of the group is generated by the wine and spirit business.

  The Credit Facility is governed by French law.

  Pernod Ricard has granted a guarantee securing the obligations of all borrowers for the benefit of the lenders.

The loans outstanding under the Credit Facility will be refinanced by drawings made under the Credit Agreement; whereupon the commitments of the lenders under the Credit Facility shall be cancelled in full.

9      Cash confirmation

The cash consideration due under the Scheme will be financed as set out in paragraph 11 of Part II of this document. JPMorgan and Morgan Stanley are satisfied that the necessary financial resources are available to Pernod Ricard to satisfy the cash consideration due under the Scheme in full.

10   Sources and bases of information

(a)
Unless otherwise stated, the financial information relating to the Company contained in Parts II and IV of this document has been extracted without material adjustment from the published audited financial statements of the Allied Domecq Group for the three years ended 31 August 2004, the comparatives set out in the audited US Annual Report on Form 20-F of Allied Domecq for the year ended 31 August 2004 and from the unaudited interim financial statements of Allied Domecq for the six months ended 28 February 2005 respectively.

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(b)
Unless otherwise stated, the financial information relating to Pernod Ricard contained in Parts II and VI of this document has been extracted without material adjustment from the published audited financial statements of Pernod Ricard for the two years ended 31 December 2003 as contained in the 2004 annual report of Pernod Ricard and for the year ended 31 December 2004 as published by Pernod Ricard.

(c)
Unless otherwise stated, all prices quoted for Allied Domecq Shares are closing middle market prices and are derived from the Daily Official List.

(d)
Unless otherwise stated, all prices quoted for Pernod Ricard Shares are closing middle market prices and are derived from Euronext Paris (Eurolist Paris – Compartiment A).

(e)
The calculations in Parts I and II of this document regarding the existing issued share capital of Allied Domecq are based on 1,106,570,314 Allied Domecq Shares in issue as at 19 May 2005, being the latest practicable date prior to the publication of this document.

(f)
The calculations in Parts I and II of this document regarding the existing issued share capital of Pernod Ricard are based on 70,484,081 Pernod Ricard Shares in issue as at 19 May 2005, being the latest practicable date prior to the publication of this document.

(g)
Unless otherwise stated, all prices quoted for Fortune Brands Shares are closing middle market prices and are derived from the New York Stock Exchange.

(h)
The calculations in Part II of this document regarding the existing issued share capital of Fortune Brands Shares are based on 145,488,438 Fortune Brands Shares in issue as at 19 May 2005, being the latest practicable date prior to publication of this document.

11   General

(a)
Goldman Sachs International has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(b)
Each of JPMorgan and Morgan Stanley has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(c)
KPMG has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(d)
Each of Deloitte & Associés and Mazars & Guérard has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(e)
Settlement of the consideration to which each Scheme Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien or right of set-off, counter claim or other analogous right of which Pernod Ricard or Goal may otherwise be, or claim to be, entitled against such Scheme Shareholder.

(f)
Save as disclosed herein, there is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Allied Domecq Shares to be transferred to Pernod Ricard pursuant to the Scheme will be transferred to any person other than Goal, save that Pernod Ricard reserves the right to transfer any such shares to any other member of the Pernod Ricard Group.

(g)
Save as disclosed in this document, no agreement, arrangement or understanding (including compensation arrangement) exists between Pernod Ricard or Goal or any person acting in concert with it for the purposes of the Offer and any of the directors, recent directors, shareholders or recent shareholders of the Company having any connection with or dependence upon the Offer.

(h)
Save as disclosed in this document, there has been no material change in the financial or trading position of Allied Domecq since 31 August 2004 (being the date to which the last published audited financial statements of the Allied Domecq were prepared).

(i)
Save as disclosed in this document, there has been no material change in the financial or trading position of Pernod Ricard since 31 December 2004 (being the date to which the last published audited accounts of Pernod Ricard were prepared).

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(j)
The New Pernod Ricard Shares will not be made available generally or marketed to the public in the United Kingdom or elsewhere but will be deemed to be offered to the public in France.

(k)
Save as disclosed in this document, the Allied Domecq Directors are not aware of any material change in relation to any material information previously published by or on behalf of Allied Domecq during the Offer Period.

(l)
Save as disclosed in this document, the Pernod Ricard Directors are not aware of any material change in relation to any material information previously published by or on behalf of Pernod Ricard during the Offer Period.

12   Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during usual business hours on any Business Day prior to the Effective Date:

(a)
the memorandum and articles of association of Allied Domecq as present;

(b)
the constitutional documents of Pernod Ricard;

(c)
the memorandum and articles of association of Goal as present;

(d)
the audited consolidated financial statements for the Allied Domecq Group for the two years ended 31 August 2004;

(e)
the announcement of interim results of Allied Domecq for the period ended 28 February 2005;

(f)
the audited consolidated financial statements of the Pernod Ricard Group for the three years ended 31 December 2004;

(g)
a copy of the letter from KPMG set out in Part V of this document;

(h)
a copy of the letter from Goldman Sachs International set out in Part V of this document;

(i)
a copy of the letter from Deloitte & Associes and Mazars & Gérard set out in Part VII of this document;

(j)
a copy of the letter from JPMorgan and Morgan Stanley set out in Part VII of this document;

(k)
copies of the service contracts and letters of appointment referred to in paragraph 6 of this Part X;

(l)
copies of the letters from Pernod Ricard referred to in paragraph 6(b)(iii) of this Part X;

(m)
copies of the letters of irrevocable undertaking referred to in paragraph 5 of Part I of this document;

(n)
full details of the dealings by members of the JPMorgan Cazenove group and the Citigroup group underlying the aggregated information set out in sub-paragraphs 5(a)(iv) and 5(b)(i) of this Part X;

(o)
full details of the dealings by members of the JPMorgan group, the Morgan Stanley group, the Deutsche Bank group and the CSFB group underlying the aggregated information set out in sub-paragraphs 5(a)(vi), (vii) and (viii) and sub-paragraphs 5(b)(iv), (v) and (vi) of this Part X;

(p)
copies of the material contracts referred to in paragraphs 7 and 8 of this Part X;

(q)
copies of the written consents referred to in sub-paragraphs 11(a), 11(b) and, 11(c) and 11(d) of this Part X;

(r)
the rules of the Allied Domecq Share Schemes; and

(s)
this document, the Forms of Proxy, the Form of Election, the Form of Registration, the ADR Voting Instruction Card and the ADR Form of Proxy.

13   No binding agreement

This document does not evidence or record a legally binding agreement between Allied Domecq and Pernod Ricard to implement the Offer or the Scheme. Save for the Co-operation Agreement, a summary of which is set out in paragraph 7(a) of this Part X, no such legally binding agreement exists as at the date of this document.

Dated: 25 May 2005

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PART XI

NOTES ON COMPLETING THE FORM OF ELECTION

You should note that if you hold Scheme Shares and you wish to elect for the Mix and Match Election you must complete and sign (in the presence of a witness) the green Form of Election in accordance with the instructions printed thereon and return it to Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE or, by hand only, (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ, so as to be received by no later than 3.00 p.m. on 21 July 2005 or such later time (if any) to which the right to make an election may be extended. A reply-paid envelope, for use in the UK only, is enclosed for your convenience. The instructions printed on or deemed incorporated in the Form of Election will be deemed to form part of the terms of the Scheme. A valid Mix and Match Election will be irrevocable once it has been made.

Allied Domecq Shareholders who hold Allied Domecq Shares in both certificated and uncertificated form and who wish to make an election under the Mix and Match Election in respect of both such holdings must complete a separate Form of Election for each holding. Similarly, Allied Domecq Shareholders should complete a separate Form of Election for Allied Domecq Shares held under different member account references within CREST and for Allied Domecq Shares held in certificated form but under different designations, if they wish to make an election under the Mix and Match Election in respect of such shares.

If you wish to make different elections for different portions of your holding of Allied Domecq Shares, and such portions are not recorded in the register of members by reference to separate designations, or under different member account IDs, you will need to request that your shareholding be split, at the discretion of the Company's registrar. In such circumstances, you should contact the Company's registrars, Computershare Investor Services PLC, immediately at the above address.

If you are a registered holder of Allied Domecq ADRs and wish to make an election under the Mix and Match Election, you should complete and sign the enclosed white ADR Form of Election in accordance with the instructions printed thereon and return it together with your Allied Domecq ADRs as soon as possible but in any event so as to be received by JPMorgan Chase Bank, N.A., c/o EquiServe Corporate Reorganization, PO Box 859208, Braintree, MA 02185-9208 USA no later than 2.00 p.m. (New York time) on 14 July 2005. If you hold your Allied Domecq ADRs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Allied Domecq ADRs if you wish to make an election.

Please telephone Computershare on 0870 702 0195 (or, from outside the United Kingdom, +44 870 702 0195) between 8.30 a.m. and 5.30 p.m. Monday to Friday if you need further copies of the Form of Election. If you are calling from the United States or have any questions as they relate to Allied Domecq ADRs, please call Georgeson Shareholder Communications on +1 888 253 0798 between 9.00 a.m. and 6.00 p.m. (New York time) Monday to Friday. Please note that calls to these numbers may be monitored or recorded and no advice on the merits of the Scheme or the Offer nor any financial or tax advice can be given.

Mix and Match Elections will only be accepted in respect of whole numbers of Scheme Shares. The number of Scheme Shares in respect of which an Election under the Mix and Match Election is made represents the number of Scheme Shares in respect of which the holder wishes to receive either all cash, or as the case may be, all New Pernod Ricard Shares, as consideration under the Scheme.

You should be aware that, if you buy or sell Allied Domecq Shares after having made an election(s) under the Mix and Match Election, then the number of Allied Domecq Shares to which your election(s) applies may be affected as set out below:

•
If you elect to receive cash consideration and/or New Pernod Ricard Shares, as the case may be, in respect of all of your Allied Domecq Shares by writing "ALL" in the appropriate box on the Form of Election and, prior to the Reorganisation Record Time, you acquire additional Allied Domecq Shares or you sell or otherwise transfer some of your Allied Domecq Shares, then your election will be treated as applying to all of the Allied Domecq Shares which you hold immediately prior to the Reorganisation Record Time (other than Allied Domecq Shares acquired pursuant to awards under Allied Domecq Share Schemes which are exercised or vest with effect from the sanction of the Court

184

  at the Scheme Court Hearing), notwithstanding that such number of Allied Domecq Shares may be greater or less than the number of Allied Domecq Shares you held at the time you submitted your Form of Election. If you elect to receive cash consideration or New Pernod Ricard Shares in respect of all of your Allied Domecq Shares by writing "ALL" in the appropriate box, then any subsequent Form of Election which you submit will be invalid.

•
If you elect to receive cash consideration and/or New Pernod Ricard Shares under the Mix and Match Election in respect of a specified number of your Allied Domecq Shares and, prior to the Reorganisation Record Time, you acquire more Allied Domecq Shares, then (subject to the following paragraph) your initial election will not apply in relation to the Allied Domecq Shares so acquired. If you wish to make an election in relation to those newly acquired Allied Domecq Shares, then you must submit a separate Form of Election in respect of such shares.

•
If you elect to receive cash consideration and/or New Pernod Ricard Shares under the Mix and Match Election in respect of a specified number of your Allied Domecq Shares and if, immediately prior to the Reorganisation Record Time, the number of Allied Domecq Shares that you hold is less than the number of Allied Domecq Shares in respect of which you have made an election(s) (for example, because you have sold some of your Allied Domecq Shares), then your election(s) shall apply in relation to all of the Allied Domecq Shares you hold immediately prior to the Reorganisation Record Time. In those circumstances, if you have made elections for both cash consideration and New Pernod Ricard Shares, then those elections will apply proportionally to the number of Allied Domecq Shares you hold immediately prior to the Reorganisation Record Time.

No Mix and Match Election will be valid unless a green Form of Election in respect of the Mix and Match Election correctly completed in all respects is duly received by 3.00 p.m. on 21 July 2005 or such later time (if any) to which the right to make an election may be extended.

If any Form of Election in respect of the Mix and Match Election is either received after 3.00 p.m. on 21 July 2005 or such later time (if any) to which the right to make an election may be extended or is received before such time and date but is not valid or complete in all respects at such time and date, such election shall, for all purposes, be void and the holder of Scheme Shares purporting to make such election shall not, for any purpose, be entitled to receive any variation of consideration under the Mix and Match Election and the relevant holder of Scheme Shares will, upon the Scheme becoming effective, only be entitled to receive the basic consideration due under the Scheme in respect thereto.

Without prejudice to any other provision of this Part XI or the Form of Election or otherwise, Allied Domecq, Pernod Ricard and Goal reserve the right in their absolute discretion to treat as valid in whole or in part any election for the Mix and Match Election which is not entirely in order.

No acknowledgements of receipt of any Form of Election or other documents will be given. All communications, notices other documents and remittances to be delivered by or to or sent to or from holders of Scheme Shares (or their designated agent(s)) or as otherwise directed will be delivered by or to or sent to or from such holders of Scheme Shares (or their designated agents(s)) at their risk.

The Form of Election and all elections thereunder or pursuant thereto and all contracts made pursuant thereto and action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with English law. Execution by or on behalf of a holder of Scheme Shares of a Form of Election will constitute his submission, in relation to all matters arising out of or in connection with the Scheme and the Form of Election, to the jurisdiction of the Courts of England and his agreement that nothing shall limit the rights of Allied Domecq to bring any action, suit or proceeding arising out of or in connection with the Scheme and the Form of Election in any other manner permitted by law or in any court of competent jurisdiction.

If the Scheme does not become effective in accordance with its terms, any election made shall cease to be valid.

Certain overseas shareholders may not be able to participate in the Mix and Match Election. Paragraph 23 of Part II of this document contains further details of the position in respect of overseas shareholders.

Helpline

If you have any questions relating to this document or the completion and return of the Forms of Proxy, the Form of Election or the Form of Registration please call Computershare Investor Services PLC, on

185

0870 702 0195 between 8.30 a.m. and 5.30 p.m. Monday to Friday (or if calling from outside the United Kingdom on +44 870 702 0195) between 8.30 a.m. and 5.30 p.m. Monday to Friday. Please note that calls to this number may be monitored or recorded and that Computershare Investor Services PLC cannot provide advice on the merits of the Scheme or the Offer or give any financial or tax advice.

In the case of holders of Allied Domecq ADRs, if you have any questions relating to this document or the completion and return of the ADR Voting Instruction Card or the ADR Form of Election, please contact Georgeson Shareholder Communications on +1 888 253 0798 between 9.00 a.m. and 6.00 p.m. (New York time) Monday to Friday. Please note that calls to this number may be monitored or recorded and that no advice on the merits of the Scheme or the Offer or any financial or tax advice can be provided.

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PART XII

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 3161 of 2005

IN THE MATTER OF ALLIED DOMECQ PLC
-AND-
IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT
(under section 425 of the Companies Act 1985)
between
ALLIED DOMECQ PLC
and THE HOLDERS OF ITS SCHEME SHARES
(as each is hereinafter defined)

PRELIMINARY

(A)
In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

"Allied Domecq Articles"	the articles of association of the Company as at the date of this Scheme;
"Allied Domecq Shareholders"	holders of Allied Domecq Shares;
"Allied Domecq Shares"	(i) prior to the Reorganisation Record Time, ordinary shares of 25 pence each in the capital of the Company and (ii) after the Reorganisation Record Time, A Shares and B Shares;
"A Shares"	A ordinary shares of 25/670 pence each in the capital of the Company and having the rights set out in the special resolution creating such shares;
"B Shares"	B ordinary shares of 25/670 pence each in the capital of the Company and having the rights set out in the special resolution creating such shares;
"Business Day"	a day on which London Stock Exchange plc is open for business;
"Cash Election"	has the meaning given in clause 5(C)(iii);
"certificated" or "in certificated form"	not in uncertificated form;
"Companies Act"	the Companies Act 1985 as amended;
"Company"	Allied Domecq PLC, a public company incorporated in England and Wales with registered number 3771147;
"Court"	the High Court of Justice in England and Wales;

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"Court Meeting"
the meeting of Allied Domecq Shareholders, other than holders of Excluded Shares, convened by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, to approve the Scheme, including any adjournment thereof;
"CREST"
the relevant system to facilitate the transfer of title to shares in uncertificated form (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations);
"CRESTCo"	CrestCo Limited;
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (S.I. 2001 No. 3755;
"Effective Date"	the date on which the reduction of capital becomes effective in accordance with clause 9;
"Election Return Date"
21 July 2005 or such later date as may be announced by the Company to a Regulatory Information Service, such announcement being made prior to a date that would, absent such an announcement, be the Election Return Date;
"Election Return Time"	3.00 p.m. (London time) on the Election Return Date;
"Excluded Shares"	any Allied Domecq Shares beneficially owned by Pernod Ricard or any of its subsidiary undertaking (as defined in the Companies Act) of Pernod Ricard;
"Goal"	Goal Acquisitions Limited, a private limited company incorporated in Guernsey with registered number 43045;
"holder"	includes any person entitled by transmission;
"Mix and Match Election"
the facility provided for in clause 5 under which a Scheme Shareholder may elect, subject to equal and opposite elections by other Scheme Shareholders, to receive more cash or more Pernod Ricard Shares in respect of his Scheme Shares than he would receive absent such an election;
"New Allied Domecq Shares"	A ordinary shares of 25/670 pence each in the capital of the Company to be created in accordance with clause 2(B) and having the rights set out in the special resolution creating such shares;
"Panel"	the Panel on Takeovers and Mergers;
"Pernod Ricard"	Pernod Ricard S.A., a société anonyme incorporated in France with registered number RCS Paris 582 041 943;
"Pernod Ricard Shares"	ordinary shares of par value €3.10 in the capital of Pernod Ricard;
"Receiving Agent"	the receiving agent appointed for the purposes of the Scheme, being Computershare Investor Services PLC;
"Regulatory Information Service"	any of the services set out in Schedule 12 of the Listing Rules of the UK Listing Authority;

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"Reorganisation Record Time"	the time and date on which the order of the Court under section 425 of the Companies Act sanctioning the Scheme is delivered to the Registrar of Companies for registration;
"Scheme"	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;
"Scheme Shareholder"	a holder of Scheme Shares;
"Scheme Shares"	Allied Domecq Shares:
(a) in issue at the date of this Scheme;
(b) issued after the date of this Scheme but before the Voting Record Time; and

(c) issued at or after the Voting Record Time and before the Reorganisation Record Time on terms that the original or any subsequent holders shall be, or shall have agreed in writing by such time to be, bound by this Scheme, in each case excluding any Excluded Shares;
"Share Election"	has the meaning given to it in clause 5(C)(iii);
"Société Générale"	Société Générale S.A.;
"uncertificated" or "in uncertificated form"	means recorded on the relevant register as in uncertificated form in CREST and title to which may be transferred by virtue of the CREST Regulations;
"Voting Record Time"
means in relation to the Court Meeting, 6.00 p.m. (London time) on the second day before the Court Meeting or, if the Court Meeting is adjourned, 48 hours before the time set for the adjourned meeting,

  and references to clauses are to clauses of this Scheme.

(B)
The authorised share capital of the Company at the date of this Scheme is £400,000,000 divided into 1,600,000,000 ordinary shares of 25 pence each, of which 1,106,570,314 are in issue and are fully paid up or credited as fully paid, and the remainder are unissued.

(C)
At the date of the Scheme, the share capital of Pernod Ricard is €218,500,651.10 divided into 70,484,081 ordinary shares of par value €3.10.

(D)
Certain holders of Scheme Shares have different portions of their holdings recorded in the register of members of the Company by reference to separate designations entered in the register.

(E)
For the purposes of clauses 3 and 5 of this Scheme, each portion of a holding which is separately designated as aforesaid, whether in certificated or uncertificated form, as at the Reorganisation Record Time shall be treated as though it were a separate holding held at the Reorganisation Record Time by a separate person.

(F)
Goal and Pernod Ricard have agreed to appear by Counsel on the hearing of the petition to sanction the Scheme, to consent to this Scheme and to undertake to the Court to be bound thereby and to execute and do, or procure to be executed and done, all such documents, acts or things as may be necessary or desirable to be executed or done by them or on their behalf for the purpose of giving effect to this Scheme.

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THE SCHEME

PART I

1      Subdivision and reclassification of Allied Domecq Shares

(A)
At the Reorganisation Record Time, each of the Scheme Shares shall be subdivided into 670 ordinary shares of 25/670 pence each in the capital of the Company and such ordinary shares shall be reclassified into A Shares and B Shares carrying the rights attached thereto by the special resolution subdividing and reclassifying such shares.

(B)
The A Shares and the B Shares created by the subdivision and reclassification referred to in clause 1(A) above shall have the rights and be subject to the restrictions set out in the new article 3 set out below which shall replace the current article 3 in the Allied Domecq Articles and, with effect from such subdivision and reclassification, the Allied Domecq Articles shall be amended accordingly:

"3
AUTHORISED CAPITAL

3.1
The authorised share capital of the Company is £400,000,000 divided into ordinary shares of 25p each (the "Ordinary Shares"), A ordinary shares of 25/670 pence each (the "A Shares") and B ordinary shares of 25/670 pence each (the "B Shares").

3.2
The A Shares and the B Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares save that upon the scheme of arrangement dated 25 May 2005 between the Company and the holders of Scheme Shares (in its form as at that date or with or subject to any modification thereof or addition thereto or condition agreed by the Company, Goal Acquisitions Limited and Pernod Ricard S.A. ("Pernod Ricard") and which the Court may think fit to approve or impose) (the "2005 Scheme") becoming effective, each A Share shall confer upon the holder thereof the right to receive 1 pence in cash and each B Share shall confer upon the holder thereof the right to receive 0.0001264 of a new share of par value €3.10 in the capital of Pernod Ricard in accordance with and pursuant to the terms of the 2005 Scheme.".

PART II

2      Cancellation of A Shares and B Shares

(A)
The issued share capital of the Company shall be reduced by cancelling and extinguishing the A Shares and the B Shares.

(B)
Forthwith and contingently upon the reduction of capital referred to in clause 2(A) taking effect:

(i)
the authorised share capital of the Company shall be increased to its former amount by the creation of:

(a)
such number of New Allied Domecq Shares as shall be equal to the aggregate of the number of A Shares cancelled pursuant to clause 2(A); and

(b)
such number of New Allied Domecq Shares as shall be equal to the aggregate number of B Shares cancelled pursuant to clause 2(A);

(ii)
the reserve arising in the books of account of the Company as a result of the reduction of capital of the A Shares referred to in clause 2(A) shall be applied by the Company in paying up in full at par the New Allied Domecq Shares created pursuant to clause 2(B)(i)(a) which shall be allotted and issued (free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever) credited as fully paid to Goal; and

(iii)
the reserve arising in the books of account of the Company as a result of the reduction of capital of the B Shares referred to in clause 2(A) shall be applied by the Company in paying up in full at par the New Allied Domecq Shares created pursuant to clause 2(B)(i)(b) which shall be allotted and issued (free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever) credited as fully paid to Pernod Ricard.

190

(C)
With effect from the Effective Date the Allied Domecq Articles shall be amended by the deletion of new article 3 referred to in clause 1(B) above and its replacement with the following article 3:

"3.
AUTHORISED SHARE CAPITAL

3.1
The authorised share capital of the Company is £400,000,000 divided into ordinary shares of 25 pence each (the "Ordinary Shares") and A ordinary shares of 25/670 pence (the "A Ordinary Shares").

3.2
The A Ordinary Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares.".

3      Consideration for cancellation of A Shares and B Shares

(A)
In consideration of the cancellation of the A Shares pursuant to clause 2(A) and the issue of New Allied Domecq Shares to Goal pursuant to clause 2(B)(ii), Goal will forthwith and contingent upon the reduction of capital referred to in clause 2(A) taking effect pay to or for the account of each holder of A Shares 1 pence in cash for each A Share held by that Scheme Shareholder.

(B)
In consideration for the cancellation of the B Shares pursuant to clause 2(A) and the issue of New Allied Domecq Shares to Pernod Ricard pursuant to clause 2(B)(iii), Pernod Ricard will forthwith and contingent upon the reduction of capital referred to in clause 2(A) taking effect and subject to clause 6 and clause 7, allot and issue to the holders of B Shares 0.0001264 of a Pernod Ricard Share for each B Share held by such Scheme Shareholders.

(C)
The Pernod Ricard Shares issued pursuant to clause 3(B) shall be issued credited as fully paid and free from all liens, charges, encumbrances, and, subject to the by-laws of Pernod Ricard, rights of pre-emption and any other third party rights of any nature whatsoever and shall rank pari passu with all other Pernod Ricard Shares in issue on the Effective Date and shall have the right to receive all dividends, distributions and other entitlements made or paid or declared thereon on or after the Effective Date.

4      Settlement

(A)
Settlement shall be effected as follows:

(i)
where, immediately prior to the Reorganisation Record Time, a Scheme Shareholder holds Scheme Shares in uncertificated form, settlement of any cash consideration to which the Scheme Shareholder is entitled shall be paid by means of CREST by Goal procuring a CREST payment obligation in favour of the Scheme Shareholder's payment bank in respect of the cash consideration due as soon as practicable after the Effective Date and in any event within 14 days of the Effective Date, in accordance with the CREST payment arrangements;

(ii)
where, immediately prior to the Reorganisation Record Time, a Scheme Shareholder holds Scheme Shares in certificated form, settlement of any cash consideration to which the Scheme Shareholder is entitled shall be settled by cheque drawn on a branch of a clearing bank in the United Kingdom and despatched by first class post (or by such other method as may be approved by the Panel) addressed to the person entitled thereto to the address appearing in the register of members of the Company or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time. All such cash payments shall be made in pounds sterling. Payments made by cheque shall be payable to the Scheme Shareholder concerned or, in the case of joint holders, to the holder whose name stands first in the register of members of the Company in respect of the joint holding concerned. Cheques shall be despatched as soon as practicable after the Effective Date and in any event within 14 days of the Effective Date;

(iii)
the Pernod Ricard Shares to which a Scheme Shareholder becomes entitled under clause 3(B)) shall be allotted and issued to such person in registered form ("au nominatif"). In accordance with French law, such Pernod Ricard Shares will not be represented by physical certificates but by book entries in equity securities accounts maintained by or on behalf of Pernod Ricard. Accordingly, Pernod Ricard shall procure that each Scheme Shareholder entitled to Pernod Ricard Shares under clause 3(B) shall be recorded in the accounts maintained by Société Générale, on behalf of Pernod Ricard, as the registered holder in respect of such Pernod Ricard Shares as soon as reasonably practicable and in any event no later than 14 days following the

191

    Effective Date and that a statement of entitlement to such Pernod Ricard Shares be issued by Société Générale to the relevant Scheme Shareholder (this being a confirmation, not a document of title); and

  (iv)
  Goal reserves the right to pay any cash consideration referred to in clause 4(A)(i) to all or any Scheme Shareholders who hold Scheme Shares in uncertificated form immediately prior to the Reorganisation Record Time in the manner referred to in clause 4(A)(ii) if, for reasons outside its reasonable control, it is not able to effect settlement in accordance with clause 4(A)(i).

(B)
As from the Effective Date, each holding of Scheme Shares credited to any stock account in CREST shall be disabled and all Scheme Shares will be removed from CREST in due course.

(C)
None of the Company, Pernod Ricard, Goal, Société Générale, or the nominee referred to in clause 7 shall be responsible for any loss or delay in the transmission of the statements of entitlement or cheques sent to Scheme Shareholders in accordance with this clause 4, which shall be posted at the risk of the Scheme Shareholder.

5      Mix and Match Election

(A)
Elections made by Scheme Shareholders under the Mix and Match Election will not affect the entitlements of Scheme Shareholders who do not make any such election.

(B)
An election will only be accepted under the Mix and Match Election in respect of a whole number of Scheme Shares.

(C)
(i)
The aggregate number of Pernod Ricard Shares to be issued to Scheme Shareholders in accordance with clause 3 will not be increased as a result of elections made pursuant to this clause 5;

(ii)
the aggregate amount of cash consideration to be paid to Scheme Shareholders in accordance with clause 3 will not be increased as a result of elections made pursuant to this clause 5;

(iii)
elections for Pernod Ricard Shares made by Scheme Shareholders in lieu of the payment of any cash consideration pursuant to clause 3(A) (each such election a "Share Election") will be satisfied only to the extent that other holders of Scheme Shares make equal and opposite Mix and Match Elections for cash in lieu of the Pernod Ricard Shares which would otherwise have been issued to such holder pursuant to clause 3(A) (each such election a "Cash Election"); and

(iv)
Cash Elections made by Scheme Shareholders will be satisfied only to the extent that other holders of Scheme Shares make equal and opposite Mix and Match Elections for Pernod Ricard Shares in lieu of the cash consideration which would otherwise have been issued to such holder pursuant to clause 3(B).

(D)
To the extent that Share Elections or Cash Elections cannot be satisfied in full:

(i)
the number of Scheme Shares in respect of which an elector has made a Share Election and/or Cash Election will be scaled down pro rata (or as near thereto as Pernod Ricard and Goal in their absolute discretion consider practicable) amongst electors; and

(ii)
in respect of the balance of the Scheme Shares held by each such elector, such Scheme Shareholder shall be deemed not to have made any election.

(E)
Each election under the Mix and Match Election shall be made by completion of a form of election sent to Scheme Shareholders by or on behalf of the Company which shall be executed as a deed by the Scheme Shareholder or his duly authorised agent (or, in the case of a body corporate, executed under seal or otherwise as a deed) and in the case of joint holders in like manner by or on behalf of all such holders. The instructions, terms, authorities and provisions contained in or deemed to be incorporated in the form of election constitute part of the terms of this Scheme. To be effective the form of election must be completed and returned in accordance with the instructions printed thereon so as to arrive by not later than the Election Return Time at Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE or by hand (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ. Forms of election so completed and lodged shall,

192

  unless otherwise agreed by the Company, Pernod Ricard and Goal, be irrevocable. A holder of Scheme Shares may make a Cash Election in respect of some of his Scheme Shares and a Share Election in respect of others.

(F)
If a form of election is received after the Election Return Time or is received before such time but is not, or is deemed not to be, valid or complete in all respects at such time, then such election shall be void unless Allied Domecq, Pernod Ricard and Goal, in their absolute discretion, elect to treat as valid in whole or in part any such election.

(G)
If a Scheme Shareholder has made a valid election in respect of all of his Scheme Shares by writing "ALL" in the appropriate box on a form of election in accordance with the instructions printed thereon, then:

(i)
the validity of the Cash Election or the Share Election (as the case may be), shall not be affected by any alteration in the number of Scheme Shares held by the Scheme Shareholder at any time prior to the Reorganisation Record Time; and

(ii)
accordingly, the Cash Election or the Share Election (as the case may be), will apply in respect of all of the Scheme Shares which the Scheme Shareholder holds immediately prior to the Reorganisation Record Time.

(H)
If a Scheme Shareholder has made a valid Cash Election and/or a valid Share Election in respect of a specified number of his Scheme Shares:

(i)
if immediately prior to the Reorganisation Record Time the number of Scheme Shares held by the Scheme Shareholder is equal to or in excess of the number of Scheme Shares to which such election(s) relate, then the validity of the election(s) made by the Scheme Shareholder shall not be affected by any alteration in the number of Scheme Shares held by the Scheme Shareholder in the period prior to the Reorganisation Record Time; or

(ii)
if immediately prior to the Reorganisation Record Time the number of Scheme Shares held by the Scheme Shareholder is less than the aggregate number of Scheme Shares to which such election(s) relate, then:

(a)
Share Elections made by the Scheme Shareholder (the "Relevant Share Elections") shall be reduced so as to apply to the number of Scheme Shares calculated by multiplying (i) the number of Scheme Shares held by the Scheme Shareholder immediately prior to the Reorganisation Record Time by (ii) the fraction calculated by dividing the number of Scheme Shares the subject of the Relevant Share Elections by the aggregate number of Scheme Shares the subject of all of the Share Elections and Cash Elections made by the Scheme Shareholder, rounding down to the nearest whole number of Scheme Shares; and

(b)
the Cash Elections made by the Scheme Shareholder shall be reduced so as to apply to all the Scheme Shares held by the Scheme Shareholder immediately prior to the Reorganisation Record Time which are not the subject of Share Elections as scaled down pursuant to clause 5(H)(ii)(a).

6      Fractional entitlements

(A)
The aggregate number of Pernod Ricard Shares to which a Scheme Shareholder is entitled under clause 3 shall, in each case, be rounded down to the nearest whole number.

(B)
No fraction of a Pernod Ricard Share shall be allotted to any Scheme Shareholder, but all fractions of Pernod Ricard Shares to which Scheme Shareholders would otherwise have been entitled shall be aggregated and sold in the market after the Effective Date and the net proceeds of such sale shall be paid in cash (in pounds sterling) to such Scheme Shareholders entitled thereto in accordance with their respective fractional entitlements.

(C)
Payment of any amounts to which a Scheme Shareholder is entitled under clause 6(B) will be made in accordance with clause 4(A)(i) or 4(A)(ii), as appropriate.

193

7      Overseas shareholders

  The provisions of clauses 3, 4, and 5 shall be subject to any prohibition or condition imposed by law. If in the case of any Scheme Shareholder the law of a country or territory outside the United Kingdom precludes:

  (i)
  the allotment or issue to it of Pernod Ricard Shares under clause 3;

  (ii)
  the provision to it of the right to make an election under the Mix and Match Election pursuant to clause 5, or,

  in either case, precludes the same except after compliance by the Company, Pernod Ricard or Goal (as the case may be) with any governmental or other consent or any registration, filing or other formality with which the Company, Pernod Ricard or Goal (as the case may be) is unable to comply or which the Company, Pernod Ricard or Goal (as the case may be) regards as unduly onerous, then:

  (a)
  in the case of sub-clause (i) Pernod Ricard may in its sole discretion determine:

  (1)
  that no Pernod Ricard Shares shall be allotted and issued to such Scheme Shareholder but instead the Pernod Ricard Shares shall be allotted and issued to a nominee appointed by Pernod Ricard as trustee for such Scheme Shareholder, on terms that the nominee shall be authorised on behalf of such Scheme Shareholder to procure that such Pernod Ricard Shares shall, as soon as practicable following the Effective Date, be sold on behalf of such Scheme Shareholder; or

  (2)
  that such Pernod Ricard Shares shall be sold, in which event the Pernod Ricard Shares shall be issued to such holder and Pernod Ricard shall appoint a person to act pursuant to this clause 7 and such person shall be authorised on behalf of such holder to procure that any shares in respect of which Pernod Ricard has made such determination shall, as soon as practicable following the Effective Date, be sold.

    Any such sale shall be carried out at the best price which can reasonably be obtained and the net proceeds of such sale shall (after deduction of all expenses and commissions incurred in connection with such sale, including any amount in respect of value added tax thereon) be paid to such holder by sending a cheque to such Scheme Shareholder in accordance with clause 4(A)(i) or 4(A)(ii), as appropriate. To give effect to any such sale, the nominee referred to in clause 7(a)(i) and/or the person appointed by Pernod Ricard in accordance with clause 7(a)(ii) shall be authorised as attorney on behalf of the holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, Pernod Ricard, Goal, the nominee, the person so appointed or any broker or agent of any of them shall have any liability for any loss arising as a result of the timing or terms of any such sale; and

  (b)
  in the case of sub-clause (ii), no election made by such Scheme Shareholder under the Mix and Match Election shall be of any effect and the omission to send a form of election to it shall not constitute a breach by the Company, Pernod Ricard or Goal (as the case may be) of any of their respective obligations under this Scheme.

8      Certificates in respect of Scheme Shares

With effect from the Effective Date:

(i)
all certificates representing Scheme Shares shall cease to be valid as documents of title to the shares represented thereby and every holder thereof shall be bound at the request of the Company to deliver up such certificates(s) for cancellation to the Company or as it may direct; and

(ii)
CRESTCo shall be instructed to cancel the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form.

194

9      Effective time

(A)
Part I of this Scheme shall become effective as soon as an office copy of the order of the Court under section 425 of the Companies Act sanctioning the Scheme shall have been delivered to the Registrar of Companies for registration. Part II of this Scheme shall become effective as soon as an office copy of the order of the Court confirming the reduction of capital under section 137 of the Companies Act shall have been duly delivered by the Company to the Registrar of Companies for registration and registered by him.

(B)
Unless this Scheme shall become effective on or before 31 October 2005 or such later date, if any, as the Company, Pernod Ricard and Goal may agree and the Court may allow, this Scheme shall never become effective.

10   Modification

The Company, Pernod Ricard and Goal may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may approve or impose.

25 May 2005

195

PART XIII

DEFINITIONS

In this document the following words and expressions have the following meanings, unless the context requires otherwise:

ADR Form of Election	the white form of election for use by Allied Domecq ADR holders in connection with the Mix and Match Election
ADR Record Time	5.00 p.m. (New York time) on 23 May 2005 or, if the Court Meeting is adjourned, such later time and/or date as may be announced
ADR Voting Instruction Card	the white voting instruction card for use by Allied Domecq ADR holders in connection with the Meetings
AMF	Autorité des marchés financiers
Allied Domecq or the Company	Allied Domecq PLC
Allied Domecq ADRs	American Depositary Receipts issued by the Depositary under the Deposit Agreement representing the right to Allied Domecq ADSs
Allied Domecq ADSs	American Depositary Shares, each representing four Allied Domecq Shares, evidenced by Allied Domecq ADRs issued under the Deposit Agreement
Allied Domecq Board	the board of directors of Allied Domecq
Allied Domecq Directors or Directors	the directors of Allied Domecq, whose names are set out in paragraph 2(a) of Part X of this document
Allied Domecq Group or Group	Allied Domecq and its subsidiary undertakings
Allied Domecq Share Schemes
the Allied Domecq PLC Executive Share Option Scheme 1999, the Allied Domecq PLC Inland Revenue Approved Executive Share Option Scheme 1999, the Allied Domecq PLC Long Term Incentive Scheme 1999, the Allied Domecq PLC Deferred Bonus Plan, the Allied Domecq PLC Share Appreciation Rights Plan 1999, the Allied Domecq PLC International SAYE Scheme 1999, the Allied Domecq PLC Performance Share Plan 2005 and the Allied Domecq PLC Share Partnership Plan
Allied Domecq Shareholders	holders of Allied Domecq Shares from time to time
Allied Domecq Shares	(i) prior to the Reorganisation Record Time, ordinary shares of 25 pence each in the capital of Allied Domecq and (ii) on or after the Reorganisation Record Time, A Shares and B Shares
Articles or Articles of Association	the Articles of Association of Allied Domecq in force from time to time
A Shares	the A ordinary shares of 25/670 pence each in the capital of Allied Domecq arising out of the subdivision and reclassification of the Scheme Shares
Business Day	a day (other than Saturdays, Sundays and public holidays in the UK) on which banks are open for business (other than solely for trading and settlement in euro) in the City of London
B Shares	the B ordinary shares of 25/670 pence each in the capital of Allied Domecq arising out of the subdivision and reclassification of the Scheme Shares

196

Canada	Canada, its provinces, territories and possessions and all areas subject to its jurisdiction or any political subdivision thereof
Certificated Holders	Allied Domecq Shareholders who hold Allied Domecq Shares in certificated form immediately prior to the Reorganisation Record Time and Certificated Holder means any one of them
Citigroup	Citigroup Global Markets Limited
City Code	the City Code on Takeovers and Mergers
Closing Price
the closing middle-market price of the relevant share as derived from the appropriate stock exchange (including the Daily Official List of the London Stock Exchange for the Allied Domecq Share prices, the New York Stock Exchange for the Fortune Brands share prices and Euronext Paris (Eurolist-Compartiment A) for the Pernod Ricard Share prices)
Companies Act	the Companies Act 1985 (as amended)
Computershare	Computershare Investor Services PLC, the Company's registrars
Conditions	the conditions to the Offer which are set out in Part III of this document
Consortium	the consortium led by Constellation Brands, consisting of Constellation Brands Inc., Brown-Forman Corporation, Lion Capital (formerly Hicks Muse Europe) and Blackstone Group
Co-operation Agreement	the agreement between Allied Domecq, Pernod Ricard and Goal dated 21 April 2005, details of which are set out in paragraph 7(a) of Part X of this document
Court	the High Court of Justice in England and Wales
Court Hearings	the Scheme Court Hearing and the Reduction Court Hearing
Court Meeting
the meeting of Scheme Shareholders convened by direction of the Court pursuant to section 425 of the Companies Act to be held at 2.00 p.m. on 4 July 2005 to consider and, if thought fit, approve the Scheme (with or without amendment), notice of which is set out in Part XIV of this document, and any adjournment thereof
Court Order(s)	the Scheme Court Order and/or the Reduction Court Order
CREST	the relevant system (as defined in the Regulations) to facilitate the transfer of title to shares in uncertificated form in respect of which CRESTCo is the Operator (as defined in the Regulations)
CRESTCo	CRESTCo Limited
CSFB	Credit Suisse First Boston (Europe) Limited
Dealing Facility	the free share dealing facility to be made available to holders of New Pernod Ricard Shares following the Effective Date as described in paragraph 21 of Part II of this document
Depositary or Allied Domecq Depositary	JPMorgan Chase Bank, N.A., as depositary under the Deposit Agreement
Deposit Agreement	the amended and restated deposit agreement, dated as of 24 June 2002, by and among Allied Domecq, the Depositary and all holders of Allied Domecq ADRs issued thereunder
Deutsche Bank	Deutsche Bank AG London

197

Effective Date	the day on which the Scheme becomes effective in accordance with its terms
euro or € or EUR	means the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community
Euroclear	Euroclear Bank S.A./N.V., as operator of the Euroclear system
Euroclear France	Euroclear France SA
Euronext Paris	Euronext Paris SA
Explanatory Statement
the explanatory statement relating to the Scheme, as set out in Part II of this document, which together with the documents incorporated therein constitute the explanatory statement relating to the Scheme as required by section 426 of the Companies Act
Extraordinary General Meeting or EGM
the extraordinary general meeting of Allied Domecq Shareholders to be held at 2.10 p.m. on 4 July 2005 or as soon thereafter as the Court Meeting shall have been concluded or been adjourned, notice of which is set out in Part XV of this document, and any adjournment thereof
Form of Election	the green form of election under which Scheme Shareholders can elect for varying proportions of cash and New Pernod Ricard Shares under the Mix and Match Election which accompanies this document
Forms of Proxy	either or both of the blue form of proxy for use at the Court Meeting and the yellow form of proxy for use at the Extraordinary General Meeting which accompany this document, as the context requires
Form of Registration	the pink form of registration in connection with the issue of New Pernod Ricard Shares which accompanies this document
Fortune Brands	Fortune Brands, Inc.
Fortune Brands Shares	common shares of par value US$3.125 in Fortune Brands
Goal	Goal Acquisitions Limited, a company incorporated in Guernsey with company number 43045 and whose registered address is 1 Le Marchant Street, St. Peter Port, Guernsey
Goal Directors	the directors of Goal, whose names are set out in paragraph 2(c) of Part X of this document;
group	in connection with a legal entity, such entity together with its subsidiary undertakings, its holding companies and any fellow subsidiary undertakings of such a holding company
holder	a registered holder and includes any person entitled by transmission
JPMorgan	JPMorgan plc
KPMG	KPMG Audit Plc
Listing Rules	the listing rules published by the UK Listing Authority, as amended from time to time
London Stock Exchange	London Stock Exchange plc
Meetings	the Court Meeting and the Extraordinary General Meeting
Merger Regulation	Council Regulation (EC) 139/2004

198

Mix and Match Election	the election by Scheme Shareholders to vary the proportions of cash consideration and New Pernod Ricard Shares they receive in respect of their holdings of Scheme Shares
Morgan Stanley	Morgan Stanley & Co. Limited
New Pernod Ricard ADRs	the Pernod Ricard ADRs proposed to be issued in connection with the Offer
New Pernod Ricard Shares	the Pernod Ricard Shares proposed to be issued, credited as fully paid pursuant to the Scheme
New York Stock Exchange	New York Stock Exchange, Inc.
Offer
the offer by Pernod Ricard (through its wholly-owned subsidiary, Goal) to acquire the entire issued, and to be issued, share capital of Allied Domecq by means of the Scheme as described in this document
Offer Period
the period commencing on 5 April 2005 (being the date when the boards of Allied Domecq and Pernod Ricard announced that a potential offer for Allied Domecq was being discussed between them) and ending on the Effective Date
Official List	the official list of the UK Listing Authority
Old Allied Domecq Shares
shares which were cancelled in consideration for the issue of Allied Domecq Shares pursuant to a scheme of arrangement under section 425 of the Companies Act between Allied Domecq and its shareholders which became effective on 26 July 1999
Panel	the Panel on Takeovers and Mergers
Pernod Ricard	Pernod Ricard S.A.
Pernod Ricard ADRs	American Depositary Receipts issued by the Pernod Ricard Depositary representing the right to Pernod Ricard ADSs
Pernod Ricard ADSs	American Depositary Shares, each representing one quarter of a Pernod Ricard Share, evidenced by Pernod Ricard ADRs issued under the Pernod Ricard Deposit Agreement
Pernod Ricard Deposit Agreement	the deposit agreement, dated as of 20 November 1992, by and among Pernod Ricard, the Pernod Ricard ADR Depositary and all holders of Pernod Ricard ADRs issued thereunder
Pernod Ricard ADR Depositary	the Bank of New York
Pernod Ricard Directors	the directors of Pernod Ricard, whose names are set out in sub-paragraph 2(b) of Part X of this document or, where the context so requires, the directors of Pernod Ricard from time to time
Pernod Ricard Group	Pernod Ricard and its subsidiary undertakings
Pernod Ricard OCEANEs	OCEANE 2.5 per cent. convertible bonds issued by Pernod Ricard
Pernod Ricard Prospectus	the translation of the document entitled "Document E" issued by Pernod Ricard, as approved by the AMF, relating to the increase in share capital of Pernod Ricard in connection with the Offer
Pernod Ricard Shareholder Meeting	the extraordinary general meeting of Pernod Ricard Shareholders to be held on 20 June 2005, and any adjournment thereof
Pernod Ricard Shares	ordinary shares of par value €3.10 in Pernod Ricard

199

pounds or £ or sterling	UK pounds sterling
Reduction Court Hearing	the hearing by the Court of the petition to confirm the reduction of share capital of Allied Domecq associated with the Scheme under section 137 of the Companies Act
Reduction Court Order	the order of the Court confirming the reduction of share capital of Allied Domecq associated with the Scheme under section 137 of the Companies Act
Registrar of Companies	the Registrar of Companies in England and Wales
Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
Regulatory Approvals	all regulatory approvals and consents necessary to implement the Scheme and the Offer
Regulatory Information Service	any of the services set out in Schedule 12 to the Listing Rules from time to time
Reorganisation Record Time	the time at which the order of the Court under section 425 of the Companies Act sanctioning the Scheme is delivered to the Registrar of Companies for registration
Scheme
the scheme of arrangement proposed to be made under section 425 of the Companies Act between Allied Domecq and the holders of Scheme Shares as set out in Part XII of this document, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Allied Domecq, Pernod Ricard and Goal
Scheme Court Hearing	the hearing by the Court of the petition to sanction the Scheme
Scheme Court Order	the order of the Court sanctioning the Scheme under section 425 of the Companies Act
Scheme Shareholders	holders of Scheme Shares
Scheme Shares	all the Allied Domecq Shares:
(i) in issue at the date of this document;
(ii) issued after the date of this document but before the Voting Record Time; and

(iii) issued at or after the Voting Record Time and before the Reorganisation Record Time on terms that the original or any subsequent holders shall be, or shall have agreed in writing by such time to be, bound by the Scheme, in each case excluding any Allied Domecq Shares beneficially owned by Pernod Ricard or any subsidiary undertaking of Pernod Ricard
SEC	the US Securities and Exchange Commission
Second Hearing Date	the date of the hearing by the Court of the petition to confirm the reduction of share capital of Allied Domecq associated with the Scheme
Securities Act	the US Securities Act of 1933, as amended
Société Générale	Société Générale S.A.

200

subsidiary, subsidiary undertaking, associated undertaking and undertaking have the meanings given by the Companies Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act) and substantial interest means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking
UK Listing Authority or UKLA	the UK Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
uncertificated or in uncertificated form
in relation to a share or other security, a share or other security which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
Uncertificated Holders	Allied Domecq Shareholders who hold their Allied Domecq Shares in a stock account in CREST immediately prior to the Reorganisation Record Time and Uncertificated Holder means any one of them
United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland
United States or US	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia
US$	United States dollars
Voting Record Time	6.00 p.m. on 2 July 2005 or, if either of the Meetings is adjourned, 6.00 p.m. on the second day before the day set for such adjourned meeting

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PART XIV

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT MR REGISTRAR SIMMONDS	No. 3161 of 2005

IN THE MATTER OF
ALLIED DOMECQ PLC
AND IN THE MATTER OF
THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an Order dated 20 May 2005 made in the above matter, the Court has directed a meeting (the "Court Meeting") to be convened of the holders of Scheme Shares (as defined in the scheme of arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (the "Scheme of Arrangement") pursuant to section 425 of the Companies Act 1985 (the "Act") proposed to be made between Allied Domecq PLC (the "Company") and the holders of its Scheme Shares as defined in the Scheme of Arrangement and that such meeting will be held at the Hilton London Metropole Hotel & Conference Centre, 225 Edgware Road, London W2 1JU in the King's Suite on 4 July 2005 at 2.00 p.m., at which place and time all holders of such Scheme Shares are invited to attend.

A copy of the Scheme of Arrangement and a copy of the explanatory statement required to be furnished pursuant to section 426 of the Act in relation to the Scheme of Arrangement are incorporated in the document to which this Notice forms part.

Holders of Scheme Shares may vote in person at the Court Meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A blue Form of Proxy for use at the Court Meeting is enclosed with this notice. Completion of the blue Form of Proxy will not preclude a holder of Scheme Shares from attending and voting at the Court Meeting or any adjournment thereof.

In the case of joint holders of Scheme Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that blue Forms of Proxy be lodged with the Company's registrars, Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE by not less than 48 hours before the time appointed for the Court Meeting (or any adjournment thereof) but, if forms are not so lodged, they may be handed to the chairman before the taking of the poll.

CREST members who wish to appoint a proxy or proxies through the CREST Electronic Proxy Appointment Service may do so for the Court Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with the specifications of CRESTCo Limited ("CRESTCo") and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Company's agent (ID 3RA50) by not later than 48 hours before the time appointed for the Court Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the Company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

The Company may treat as invalid, a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulation 2001.

202

Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 2 July 2005 or, in the event that the Court Meeting is adjourned, in the register of members at 6.00 p.m. on the second day before the day of any adjourned meeting shall be entitled to attend or vote in respect of the number of shares registered in their name at the relevant time. Changes to entries in the register of members after 6.00 p.m. on 2 July 2005 or, in the event that the Court Meeting is adjourned, in the register of members after 6.00 p.m. on the second day before the day of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the Court Meeting.

By the said order, the Court has appointed Sir Gerry Robinson or, failing him, Philip Bowman or, failing him, Paul Adams, to act as chairman of the Court Meeting and has directed the chairman to report the result of the Court Meeting to the Court.

The Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 25 May 2005

Linklaters
One Silk Street
London EC2Y 8HQ
 Solicitors for the Company

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PART XV

NOTICE OF EXTRAORDINARY GENERAL MEETING

ALLIED DOMECQ PLC

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Allied Domecq PLC (the "Company") will be held at the Hilton London Metropole Hotel & Conference Centre, 225 Edgware Road, London W2 1JU in the King's Suite on 4 July 2005 at 2.10 p.m. (or so soon thereafter as the meeting of the holders of ordinary shares convened by the direction of the Court for 2.00 p.m. on the same day and at the same place shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution.

SPECIAL RESOLUTION

THAT:

(1)
the scheme of arrangement dated 25 May 2005, between the Company and the Scheme Shareholders (as defined in the said scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the Chairman of the meeting in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme"), be approved and the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(2)
for the purpose of giving effect to the Scheme:

(a)
at the Reorganisation Record Time (as defined in the Scheme) the Scheme Shares (as defined in the Scheme) be subdivided and reclassified as follows:

(i)
in the case of Scheme Shares held by a Scheme Shareholder (as defined in the Scheme) who has not made any election under the Mix and Match Election (as defined in the Scheme), each Scheme Share shall be subdivided and reclassified into 545 A ordinary shares of 25/670 pence each (the "A Shares") and 125 B ordinary shares of 25/670 pence each (the "B Shares"), such A Shares and B Shares having the rights set out in new article 3 to be adopted pursuant to sub-paragraph (2)(b) of this resolution;

(ii)
in the case of Scheme Shares held by a Scheme Shareholder who has made a valid election under the Mix and Match Election for cash consideration in respect of all of his Scheme Shares in accordance with the terms of the Scheme and such election is satisfied in full, each Scheme Share shall be subdivided and reclassified into 670 A Shares;

(iii)
in the case of Scheme Shares held by a Scheme Shareholder who has made a valid election under the Mix and Match Election for New Pernod Ricard Shares (as defined in the Scheme) in respect of all of his Scheme Shares in accordance with the terms of the Scheme and such election is satisfied in full, each Scheme Share shall be subdivided and reclassified into 670 B Shares;

(iv)
in the case of Scheme Shares held by a Scheme Shareholder who has made a valid election under the Mix and Match Election for cash consideration (i) in respect of part only of his holding of Scheme Shares or (ii) in respect of all or part only of his holding of Scheme Shares and such election is scaled down in accordance with clause 5(D) of the Scheme:

(I)
such number of Scheme Shares (as adjusted in accordance with clause 5(D) of the Scheme in the event of elections under the Mix and Match Election being scaled down) in respect of which he has made a valid election for cash under the Mix and Match Election shall each be subdivided and reclassified into 670 A Shares; and

(II)
the balance of the Scheme Shares held by such Scheme Shareholder shall each be subdivided and reclassified into 545 A Shares and 125 B Shares; and

(v)
in the case of Scheme Shares held by a Scheme Shareholder who has made a valid election under the Mix and Match Election for New Pernod Ricard Shares (i) in respect of

204

      part only of his holding of Scheme Shares or (ii) in respect of all or part only of his holding of Scheme Shares and such election is scaled down in accordance with clause 5(D) of the Scheme:

      (I)
      such number of Scheme Shares (as adjusted in accordance with the terms of the Scheme in the event of elections under the Mix and Match Election being scaled down) in respect of which he has made a valid election for New Pernod Ricard Shares under the Mix and Match Election shall each be subdivided and reclassified into 670 B Shares; and

      (II)
      the balance of such Scheme Shares held by such Scheme Shareholder shall each be subdivided and reclassified into 545 A Shares and 125 B Shares,

  and for the purposes of this sub-paragraph (2)(a), each portion of a member's holding which is recorded in the register of members of the Company by reference to a separate designation immediately prior to the Reorganisation Record Time, whether in certificated or uncertificated form, shall be treated as though it were a separate holding held at such time by a separate person;

  (b)
  with effect from the subdivisions and reclassifications referred to in sub-paragraph (2)(a) above, article 3 of the articles of association of the Company shall be replaced by the following new article 3:

  "3
  AUTHORISED CAPITAL

  3.1
  The authorised share capital of the Company is £400,000,000 divided into ordinary shares of 25p each (the "Ordinary Shares"), A ordinary shares of 25/670 pence each (the "A Shares") and B ordinary shares of 25/670 pence each (the "B Shares").

  3.2
  The A Shares and the B Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares save that upon the scheme of arrangement dated 25 May 2005 between the Company and the holders of Scheme Shares (in its form as at that date or with or subject to any modification thereof or addition thereto or condition agreed by the Company, Goal Acquisitions Limited and Pernod Ricard S.A. ("Pernod Ricard") and which the Court may think fit to approve or impose) (the "2005 Scheme") becoming effective, each A Share shall confer upon the holder thereof the right to receive 1 pence in cash and each B Share shall confer upon the holder thereof the right to receive 0.0001264 of a new share of par value €3.10 in the capital of Pernod Ricard in accordance with and pursuant to the terms of the 2005 Scheme.";

  (c)
  the capital of the Company be reduced by cancelling and extinguishing all the A Shares and the B Shares; and

  (d)
  subject to and forthwith upon the said reduction of capital taking effect and notwithstanding any other provision in the Company's Articles of Association:

  (i)
  the capital of the Company be increased to its former amount by the creation of such number of A ordinary shares of 25/670 pence each having the rights set out in new article 3 to be adopted pursuant to paragraph (4) of this resolution as shall be equal to the aggregate number of A Shares and B Shares cancelled pursuant to sub-paragraph (2)(c) above;

  (ii)
  the reserve arising in the books of the Company as a result of the said reduction of capital be applied in paying up in full at par the A ordinary shares so created, such A ordinary shares to be allotted and issued credited as fully paid to Goal Acquisitions Limited and to Pernod Ricard S.A. and/or their respective nominee(s) in accordance with the terms of the Scheme; and

  (iii)
  the directors of the Company be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to allot the A ordinary shares referred to in sub-paragraph (d)(ii) above, provided that (1) the maximum aggregate nominal amount of shares which may be allotted hereunder is £300,000,000, (2) this authority shall expire on 31 December 2005 and (3) this authority shall be in addition and without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed,

205

  provided that if the reduction of capital referred to in the Scheme does not become effective by 6.00 p.m. on the fifth business day following the Reorganisation Record Time, or such later time and date as may be agreed by the Company, Pernod Ricard and Goal Acquisitions Limited and which the Court may think fit to approve or impose (the "Reversal Time"):

  I
  the subdivisions and reclassifications effected by paragraph (2)(a) above shall be reversed and the A Shares and the B Shares shall be consolidated into ordinary shares of 25 pence each accordingly; and

  II
  with effect from the Reversal Time, article 3 of the articles of association of the Company shall be replaced by the following new article 3:

  "3
  AUTHORISED SHARE CAPITAL

    The authorised share capital of the Company is £400,000,000 divided into 1,600,000,000 Ordinary Shares.";

(3)
with effect from the passing of this resolution, the Articles of Association of the Company be altered by the adoption and inclusion of the following new article 3A:

  "2005 SCHEME OF ARRANGEMENT

3A
(A)   In this Article, the "2005 Scheme" means the scheme of arrangement dated 25 May 2005, between the Company and the holders of its Scheme Shares (as defined in the Scheme) under Section 425 of the Companies Act 1985 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article.

(B)
Notwithstanding any other provision of these Articles, if the Company issues any Ordinary Shares (other than to Pernod Ricard S.A., its nominee(s) or any of its subsidiaries) after the adoption of this Article and before the time at which the order of the Court made sanctioning the Scheme is delivered to the Registrar of Companies, such shares shall be issued subject to the terms of the 2005 Scheme and the holders of such shares shall be bound by the 2005 Scheme accordingly.

(C)
Subject to the 2005 Scheme becoming effective, if any ordinary shares are issued to any person (a "New Member") (other than under the Scheme or to Pernod Ricard S.A. or its nominee(s) or any of its subsidiaries) on or after the Effective Date, the said shares (the "Transfer Shares") shall be issued on terms that they shall (on the Effective Date or, if later, on issue) be immediately transferred to Goal Acquisitions Limited (the "Transferee") or its nominee(s) in consideration (subject as hereinafter provided) of the payment to the New Member of (i) 670 pence in cash for each such ordinary share if the nominal value of such ordinary share is 25 pence or (ii) 1 pence in cash for each such ordinary share if the nominal value of such ordinary share is 25/670 pence.

(D)
On any reorganisation of, or material alteration to the share capital of the Company (including, without limitation, any subdivision and/or consolidation), the value of the cash payment per share to be paid under paragraph (C) of this Article shall be adjusted by the Directors in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to ordinary shares shall, following such adjustment, be construed accordingly.

(E)
To give effect to any transfer of Transfer Shares required pursuant to paragraph (C) above, the Company may appoint any person as attorney for the New Member to transfer the Transfer Shares to the Transferee and/or its nominee(s) and do all such other things and execute and deliver all such documents as may in the opinion of the attorney or the Transferee be necessary or desirable to vest the Transfer Shares in the Transferee or its nominee(s) and pending such vesting to exercise all such rights attaching to the Transfer Shares as the Transferee may direct. If an attorney is so appointed, the New Member shall not thereafter (except to the extent that the attorney fails to act in accordance with the directions of the Transferee) be entitled to exercise any rights attaching to the Transfer Shares unless so agreed by the Transferee and the attorney shall be empowered to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder) in favour of the Transferee and the Company may give a good receipt for the purchase price of the Transfer Shares and

206

    may register the Transferee as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member for the Transfer Shares. The Transferee shall send, or procure the sending of, a cheque drawn on a UK clearing bank in favour of the New Member (or any subsequent holder) for the purchase price of such Transfer Shares within five business days of the time at which the Transfer Shares are issued to the New Member."; and

(4)
with effect from the Effective Date (as defined in the Scheme), article 3 of the articles of association of the Company shall be replaced by the following new article 3:

"3.
AUTHORISED SHARE CAPITAL

3.1
The authorised share capital of the Company is £400,000,000 divided into ordinary shares of 25 pence each (the "Ordinary Shares") and A ordinary shares of 25/670 pence (the "A Ordinary Shares").

3.2
The A Ordinary Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares.".

Dated 25 May 2005

Registered office: The Pavilions Bridgwater Road Bedminster Down Bristol BS13 8AR Registered in England No. 3771147	By order of the Board Leonard A. Quaranto General Counsel and Company Secretary

Notes:

1.
A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote in his place. A proxy need not be a member of the Company.

2.
A yellow Form of Proxy for use at the above Meeting is enclosed. To be valid, the Form of Proxy must be completed in accordance with the instructions printed on it and must be deposited (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified or office copy thereof) with the Company's registrars, Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE no later than 2.10 p.m. on 2 July 2005, or, if the Meeting is adjourned, not less than 48 hours before the time of the adjourned Meeting.

3.
CREST members who wish to appoint a proxy or proxies through the CREST Electronic Proxy Appointment Service may do so for the Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

4.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with the specifications of CRESTCo Limited ("CRESTCo") and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Company's agent (ID 3RA50) by not later than 48 hours before the time appointed for the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the Company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

5.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that this CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

6.
The Company may treat as invalid, a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulation 2001.

7.
The completion and return of a Form of Proxy will not preclude a member from attending and voting in person.

8.
The Company specifies, pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, that only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 2 July 2005 (or, in the event that the Meeting is adjourned, in the register of members at 6.00 p.m. on the second day prior to the day of any adjourned Meeting) shall be entitled to attend and vote, or appoint a proxy or proxies to vote on their behalf at the Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries in the register of members after 6.00 p.m. on 2 July 2005 (or, in the event that the Meeting is adjourned, in the register of members after 6.00 p.m. on the second day prior to the day of any adjourned Meeting) shall be disregarded in determining the right of any person to attend and vote at the Meeting.

9.
Registered holders of Allied Domecq ADRs issued in respect of shares in the Company should complete the white ADR Voting Instruction Card in relation to voting rights attached to the Allied Domecq Shares represented by their Allied Domecq ADRs and return it, together with their Allied Domecq ADRs, to JPMorgan Chase Bank, N.A., PO Box 43062, Providence, Rhode Island 02940-5115 USA in accordance with the instructions printed thereon as soon as possible but in any event by no later than 3.00 p.m. (New York time) (8.00 p.m. London time) on 27 June 2005. Those Allied Domecq ADR holders who hold their Allied Domecq ADSs indirectly must rely on the procedures of the bank, broker, financial institution or share plan administrator through which they hold their Allied Domecq ADRs if they wish to vote at the Meeting.

207

EXHIBIT 2

Recommended offer by
Pernod Ricard S.A. ("Pernod Ricard")
(through its wholly-owned subsidiary, Goal Acquisitions Limited)
for Allied Domecq PLC ("Allied Domecq")

25 May 2005

To Allied Domecq shareholders and holders of Allied Domecq ADRs and, for information only, to participants in the Allied Domecq share schemes

Further to the announcement on 21 April 2005 of the recommended offer by the Pernod Ricard group for Allied Domecq (the "Offer"), please find enclosed the "Pernod Ricard Prospectus" which contains further information on the Pernod Ricard group and the new Pernod Ricard shares to be issued in connection with the Offer. The Pernod Ricard Prospectus is a non-certificated and non-binding translation, prepared for information purposes only, of the French language "Document E" relating to the increase in the share capital of Pernod Ricard.

In the event of any ambiguity or conflict between the Pernod Ricard Prospectus and the Scheme Circular (the Scheme Circular issued by Allied Domecq in connection with the Offer) in respect of the terms and conditions of the Offer, the Scheme Circular shall prevail.

EXHIBIT 3

A French Public Limited Company with a share capital of 218,500,651.10 euros
Registered offices: 12, place des Etats-Unis, 75116 Paris, France
Paris Trade & Companies Register No.: 582041943 RCS Paris

DOCUMENT E

A DOCUMENT MADE AVAILABLE TO THE PUBLIC
IN RELATION TO AN INCREASE OF SHARE CAPITAL BY WAY
OF AN ISSUE OF UP TO 17.7 MILLION SHARES IN CONNECTION
WITH AN OFFER BY PERNOD RICARD FOR ALLIED DOMECQ

Extraordinary General Meeting for Pernod Ricard shareholders to be held on June 20, 2005

The shares to be issued will constitute consideration to be provided in the form of Pernod Ricard shares as part exchange for the shares in Allied Domecq PLC ("Allied Domecq") in connection with an offer made by Pernod Ricard in accordance with the rules and procedures which apply in the United Kingdom ("Scheme of Arrangement")

Terms of the offer by Pernod Ricard for Allied Domecq, for one Allied Domecq share (before subdivision of the shares and reclassification as described in paragraph 2.2.1.2 of this document):
Principal Offer: 0.0158 of a Pernod Ricard share and 545 pence in cash
Under the mix and match election: 0.084688 of a Pernod Ricard share ("Share Outcome") or 670 pence ("Cash Outcome")

The increase in share capital proposed by Pernod Ricard that is the subject of this document is subject to: the approval of the Extraordinary Meeting of the Shareholders of Pernod Ricard; the Scheme of Arrangement taking effect; and certain conditions precedent set out in paragraph 2.2.7.2 of this document.

The legal notice will be published in the May 27, 2005 issue of the Bulletin des Annonces Légales Obligatoires

Approval of the Autorité des marchés financiers was received on May 23, 2005 in accordance with the applicable French laws.

Copies of this document are available at no cost in the Registered Offices of Pernod Ricard S.A., 12 place des Etats-Unis, 75116 Paris. This document can be viewed on the website of the Autorité des marchés financiers: www.amf-france.org and on the Pernod Ricard website: www.pernod-ricard.com

THIS DOCUMENT COMPRISES A NON-CERTIFICATED AND NON-BINDING TRANSLATION, PREPARED FOR INFORMATION PURPOSES ONLY, OF THE FRENCH LANGUAGE "DOCUMENT E" RELATING TO THE INCREASE IN THE SHARE CAPITAL OF PERNOD RICARD SA, WHICH RECEIVED APPROVAL FROM THE AUTORITÉ DES MARCHES FINANCIERS. IN THE EVENT OF ANY AMBIGUITY OR CONFLICT BETWEEN THIS DOCUMENT AND THE FRENCH "DOCUMENT E", THE FRENCH VERSION OF THE "DOCUMENT E" SHALL PREVAIL.

THIS DOCUMENT ACCOMPANIES A CIRCULAR DATED MAY 25, 2005 ISSUED BY ALLIED DOMECQ PLC IN RESPECT OF A PROPOSED SCHEME OF ARRANGEMENT (THE "SCHEME CIRCULAR"). THE SCHEME CIRCULAR SETS OUT THE TERMS AND CONDITIONS OF THE PROPOSED ACQUISITION OF ALLIED DOMECQ BY PERNOD RICARD. IN THE EVENT OF ANY AMBIGUITY OR CONFLICT BETWEEN THIS DOCUMENT AND THE SCHEME CIRCULAR IN RESPECT OF THE TERMS AND CONDITIONS OF THE ACQUISITION, THE SCHEME CIRCULAR SHALL PREVAIL.

IMPORTANT NOTICE

The distribution of this document in jurisdictions other than France and the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to the document or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

The new Pernod Ricard shares to be issued to the Allied Domecq shareholders pursuant to the Scheme of Arrangement are not and will not be registered pursuant to the Securities Act or any other US regulations applicable to securities. The new Pernod Ricard shares will be issued pursuant to a registration exemption provided by Article 3(a)10 of the Securities Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding the business, financial condition, results of operations of Allied Domecq, the Allied Domecq group, Pernod Ricard, the Pernod Ricard Group, Fortune Brands or Goal Acquisitions Limited and certain plans, objectives, assumptions, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. Should one or more of the risks or uncertainties associated with such forward-looking statements materialise, or should assumptions underlying such forward-looking statements prove incorrect, actual results may vary materially from those described herein. Pernod Ricard assumes no obligation to update or correct the information contained in this document.

OVERVIEW OF THE TRANSACTION

On April 21, 2005, Pernod Ricard announced its intention to purchase 100% of the share capital of Allied Domecq, in consideration for a cash payment and an issue of shares, with a view to creating a global leader in the wines and spirits industry.

It is proposed that this Transaction (the "Transaction") be effected by way of a Scheme of Arrangement (the "Scheme of Arrangement") subject to the provisions of English law set forth in Section 425 of the 1985 Companies Act described below.

The Scheme of Arrangement is an arrangement between a company and its shareholders whereby, in this case, Allied Domecq will become a wholly-owned subsidiary of Pernod Ricard, subject to certain conditions described in detail in paragraph 2.2.7.2 and in Appendix 1 hereto, the approval of Allied Domecq's Shareholders and the sanction of the English Courts, in return for which Allied Domecq's former shareholders will receive the agreed consideration.

In connection with the proposed Scheme of Arrangement, Allied Domecq's former shareholders will have the choice between agreeing to cancel their Allied Domecq shares in exchange for cash and/or shares in Pernod Ricard SA, in accordance with the overall proportions set for the Transaction of approximately 81% in cash and 19% in shares.

Allied Domecq shareholders will have a choice between three options:

The Principal Offer (the "Principal Offer"):    Under the terms of the Principal Offer, Allied Domecq shareholders may agree to cancel their Allied Domecq shares in exchange for 0.0158 of a new Pernod Ricard share and 545 pence in cash for each Allied Domecq share (before subdivision of the shares and reclassification as described in paragraph 2.2.1.2(1)).

Alternative Outcomes:    In order to provide flexibility for Allied Domecq's shareholders who would like to benefit from different cash/share proportions in consideration for their Allied Domecq shares, without altering the overall proportion of consideration payable under the Transaction of 19% in Pernod Ricard Shares and 81% in cash, the Principal Offer is accompanied, in a subsidiary capacity, by a "mix and match" election which could result in the ability for Allied Domecq shareholders to receive all cash or all shares (the "Alternative Outcomes").

Alternative Outcome in Shares (the "Share Outcome"):    within the limits referred to above, Allied Domecq's shareholders may cancel their shares on the basis of 0.084688 of a new Pernod Ricard share for one Allied Domecq share (before subdivison of the shares and reclassification as described in paragraph 2.2.1.2(1)).

Alternative Outcome in Cash (the "Cash Outcome):    within the limits referred to above, the shareholders of Allied Domecq may cancel their shares at the price of 670 pence per Allied Domecq share before subdivision of the shares and reclassification as described in paragraph 2.2.1.2(1).

Allied Domecq shareholders may receive consideration for their Allied Domecq shares either under the terms of the Principal Offer, or from one or the other or both of the Alternative Outcomes, or under a combination of the Principal Offer and the Alternative Outcomes.

Under the "mix and match" election, each of Allied Domecq's shareholders have the opportunity to elect between cash and shares under the Alternative Outcomes. Satisfaction of such elections will be subject to equal and opposite elections being made by other shareholders in relation to the Alternative Outcomes, with the result that the overall proportion of the number of shares and the cash amount will, for the Company (as described hereafter), be as initially agreed on.

Fractions of new Pernod Ricard shares will not be allotted, but will be aggregated and sold in the market after the date when the Scheme becomes effective (the "Effective Date") and the net proceeds of such sale will be paid in cash to such Allied Domecq shareholders entitled thereto in accordance with their fractional entitlements.

(1)
In connection with the Scheme of Arrangement, each Allied Domecq share shall be reclassified into 670 shares which will then be divided into A and B shares as further described in paragraph 2.2.1.2.

On April 27, 2005, Allied Domecq announced that it had received an approach regarding a potential offer by a consortium led by Constellation Brands. The consortium consists of Constellation Brands Inc., Brown-Forman Corporation, Lion Capital (formerly Hicks Muse Europe) and Blackstone Group (the "Consortium").

On May 13, 2005, Allied Domecq announced that it had received an indicative proposal from the Consortium regarding a potential offer. This indicative proposal is highly conditional, and is subject to considerable further due diligence by the Consortium, confirmation of financing and a number of other significant conditions. Allied Domecq has stated that it is too early to determine whether the indicative proposal can translate into a firm offer for Allied Domecq.

Allied Domecq has indicated that, with its advisors, it would continue to discuss this indicative proposal with the Consortium and establish whether the conditionality can be removed. In addition, Allied Domecq indicated that it would continue to progress with the implementation of the Pernod Ricard offer, as announced on April 21, 2005.

The Panel on Takeovers and Mergers (the "Panel") has ruled that, by 5.00 p.m. on Wednesday, June 29, 2005, the Consortium must either announce a firm intention to make an offer for Allied Domecq pursuant to Rule 2.5 of the City Code on Takeovers and Mergers or announce that it will not proceed with an offer for Allied Domecq. In the event that the Consortium announces that it will not proceed with an offer for Allied Domecq, the members of the Consortium and any persons acting in concert with them will, except with the consent of the Panel, be unable to make an offer for Allied Domecq for six months from the date of such announcement.

The issue of the new Pernod Ricard shares in connection with the share component of the Transaction is subject to the prior approval of the Extraordinary Meeting of the Shareholders convened for this purpose on June 20, 2005.

The expected timetable of principal events is as follows:

April 21, 2005	Announcement of Transaction.
May 18, 2005	Notice of Pernod Ricard Extraordinary General Meeting to approve the share issue.
May 23, 2005	Approval of the Autorité des marchés financiers of this document.
May 25, 2005	The posting of the "scheme circular" to Allied Domecq shareholders.
June 20, 2005	The Meeting of Pernod Ricard's shareholders to approve the issue of new Pernod Ricard shares on the condition that the Scheme of Arrangement become "effective".
July 4, 2005	—	Meeting of Allied Domecq Shareholders convened by the Court on the Scheme of Arrangement; and
	—	Extraordinary General Meeting of Allied Domecq's shareholders to approve the Scheme of Arrangement.
July 22, 2005	First Court Hearing on the Scheme of Arrangement.
July 25, 2005	Second Court Hearing confirming the Allied Domecq share capital reduction.
July 26, 2005(D)
The date the Scheme of Arrangement becomes effective (the "Effective Date").
Issue of new Pernod Ricard shares and admission to trading on Eurolist Compartiment A of the Euronext Paris S.A. stockmarket.
D + 14 at the latest	Despatch of the consideration to Allied Domecq shareholders.

This calendar and the dates shown in it are provided on an indicative basis and the final dates will depend on the dates on which the conditions of the Transaction will be fulfilled or on which these conditions will be waived. In particular, the date of receipt of the regulatory consents is uncertain and is not under the control of Allied Domecq or Pernod Ricard. The time necessary to obtain these consents could delay the Effective Date of the Scheme of Arrangement and hence the actual issue of Pernod Ricard shares that the Extraordinary General Meeting of June 20, 2005 is being called to approve. Furthermore, these dates may be changed depending on the timing of the decisions of the English courts and the registration of these decisions.

CHAPTER 1—PERSONS RESPONSIBLE FOR THE DOCUMENT AND
FOR AUDITING THE ACCOUNTS

1.1    Attestation of the person responsible for the document

1.1.1    Name of the person responsible for the document

The responsibility for this document is assumed by Mr. Patrick Ricard, Chief Executive Officer of Pernod Ricard SA ("Pernod Ricard" or the "Company") a public limited company with a share capital of 218,500,651.10 euros and registered offices at 12, place des Etats-Unis, 75116 Paris, registered in the Paris Trade & Companies Register under number 582041943.

1.1.2    Attestation of the person responsible for the document

To my knowledge, the information contained in this document concerning Pernod Ricard, Lina 3, Goal Acquisitions (Holdings) Limited and Goal Acquisitions Limited is accurate. The information includes all the information necessary for investors to reach an opinion concerning Pernod Ricard's assets and liabilities, business, financial situation, results and prospects, as well as the rights attached to the financial instruments being offered. The document does not omit any information liable to alter the impact thereof.

Patrick Ricard Chairman & Chief Executive Officer

1.2    Attestation of the Statutory Auditors

1.2.1    Name of Pernod Ricard's Statutory Auditors

1.2.1.1    Acting Statutory Auditors

The Firm Deloitte & Associés, represented by Messrs. Alain Pons and Alain Penanguer, with registered offices at 185 avenue Charles de Gaulle, 92524 Neuilly sur Seine. The Firm Deloitte & Associés was appointed by the Shareholders in their meeting of May 7, 2003 for a term which will end following the Shareholders' meeting which will vote on the accounts of financial year 2004/2005.

The Firm Mazars & Guérard, represented by Mr. Frédéric Allilaire, with registered offices at 39 rue de Wattignies, 75012 Paris, appointed by the Shareholders in their meeting of June 13, 1986, the term of which was renewed for a period ending after the Shareholders' meeting which will vote on the accounts of financial year 2009/2010.

The Société d'Expertise Comptable A. & L. Genot, Groupe RSM Salustro Reydel, represented by Mr. Jean-Claude Reydel with registered offices at, Le Grand Pavois, 320, avenue du Prado, 13268 Marseilles Cedex 08, appointed for the first time by the Shareholders in their meeting of June 11, 1987, the term of which was renewed for a period ending following the Shareholders' meeting which will vote on the accounts of financial year 2004/2005.

1.2.1.2    Deputy Statutory Auditors

Mr. Patrick de Cambourg, residing at 39 rue de Wattignies, 75012 Paris, replacing the Firm Mazars & Guérard, appointed by the Shareholders during their meeting of May 17, 2004 for a period of six (6) financial years. His term will expire following the ordinary meeting of the Shareholders called to vote on the accounts of financial year 2009/2010.

The BEAS Company, with registered offices at 7-9 Villa Houssay, 92524 Neuilly-sur-Seine, replacing the Deloitte & Associés Firm, appointed during the meeting of the Shareholders of May 7, 2003 until after the Shareholders' meeting to vote on the accounts of financial year 2004/2005.

1.2.2    Attestation of Pernod Ricard's Statutory Auditors

In our capacity as Statutory Auditors for Pernod Ricard SA, and pursuant to article 211-5-2 of Book II of the General Regulations of the Autorité des marchés financiers, we audited, in accordance with the professional standards which apply in France, the information concerning the financial position and historical financial statements of Pernod Ricard SA appearing in this document, prepared in connection with an increase of the share capital by way of an issue of up to approximately 17.7 million shares, comprising part of the consideration to be paid in exchange for all of the shares of Allied Domecq plc a company incorporated in the United Kingdom ("Allied Domecq"), under the terms of an offer made by the Pernod Ricard Group, in accordance with the rules and procedures which apply to a Scheme of Arrangement in the United Kingdom.

This document was prepared under the responsibility of the Chairman and Chief Executive Officer of Pernod Ricard SA. It is our responsibility to express an opinion on the fairness of the information concerning the financial position and the financial statements.

Our work consisted, in accordance with the professional standards applicable in France, of assessing the fairness of the information concerning the financial position and the financial statements of Pernod Ricard SA and verifying its compliance with the financial statements on which a report was drawn-up. It also consisted of reading the other information contained in the document, including that relating to the Lina 3, Goal Acquisitions (Holdings) Ltd and Goal Acquisitions Ltd companies, in order to identify, as the case may be, any material inconsistencies with the information concerning the financial position and the financial statements, and to highlight any obviously erroneous information which we may identify on the basis of the general knowledge of the company we have acquired in the course of our engagement.

This document does not contain any forecasts resulting from a structured elaboration process.

The company accounts and the consolidated accounts for the financial year which ended on December 31, 2002, closed by the Board of Directors according to French accounting rules and principles, were audited by the Firm of Mazars & Guérard, the Société d'Expertise Comptable A. et L. Genot—Groupe RSM Salustro Reydel and CCC—Jean Delquie, according to the professional standards applicable in France and were certified unconditionally and without any observations.

The company financial statements for the financial year which ended on December 31, 2003, closed by the Board of Directors according to French accounting rules and principles, were audited by Deloitte Touche Tohmatsu, Mazars & Guérard and Société d'Expertise Comptable A. et L. Genot—Groupe RSM Salustro Reydel, according to the professional standards applicable in France and an unqualified opinion was issued with one observation drawing attention to note 1.1 of the Notes to the Financial Statements concerning the "change of method regarding the accounting of the provision for retirement and similar benefits".

The consolidated financial statements for the financial years which ended on December 31, 2003, closed by the Board of Directors according to French accounting rules and principles, were audited by ourselves, according to the professional standards which apply in France, and were certified unconditionally with one observation drawing attention to note 1.2 of the Notes to the Financial Statements concerning the "changes regarding the accounting of the provision for retirement and similar benefits, the presentation of the OCEANE and the calculation methodology of the fully diluted earnings per share."

The interim financial statements and the consolidated interim financial statements covering the period from January 1, 2004 to December 31, 2004, established under the responsibility of the Board of Directors according to French accounting rules and principles, were audited by us, according to the professional standards which apply in France. No reservation or observation has been made in our audit reports.

We examined the pro forma financial information presented in paragraph 4.3 of this document, established under the responsibility of the Management of the Pernod Ricard Group, according to the professional standards which apply in France. This audit resulted in the issue of a report presented in paragraph 4.4 of this note. Subject to the observations expressed in this report and with the exception of the points on which we have expressed no opinion, mentioned therein, the methodology retained constitutes in our opinion a reasonable basis for presenting the effects of the agreement between the Pernod Ricard and Allied Domecq groups in the pro forma information, their translation into figures is appropriate, and the accounting methods used comply with those applied in establishing the last interim accounts and consolidated interim accounts of Pernod Ricard.

In this report, we have drawn attention to paragraph 4.3.1 which specifies that:

—
The pro forma combined financial information is presented pursuant to French accounting standards,

—
The combined pro forma financial information does not take into account the change in accounting standards linked to the first application of the international IFRS standards beginning on July 1, 2005. It is noted in this respect that the acquisition of Allied Domecq by the Pernod Ricard Group which is contemplated will be entered into Pernod Ricard's consolidated accounts according to IFRS standards with, in particular, the accounting of all the assets and liabilities acquired, at their fair value and the accounting of deferred taxes on the evaluation differentials recorded. In this respect, it is likely that material deferred tax liabilities related to the value attributed to trademarks have to be recognised;

—
The combined pro forma financial information contains uncertainties due to the fact that the Pernod Ricard Group had very limited access to non public information;

—
The pro forma adjustments as well as the allocations of the Offer price are preliminary figures based on the information available on the date of establishing the pro forma financial information. No assurance can be provided that the final allocation of the purchase price will not differ from the initial allocation.

Similarly, in this report, we have drawn attention to paragraph 4.3.3.1. which specifies that:

—
The combined pro forma income statement does not include the following non-recurring factors:

—
Integration & restructuring costs;

—
Capital gain or loss in the context of the Framework Agreement with Fortune Brands, Inc. and the transfer of other brands;

—
Tax impact linked to the implementation of the Framework Agreement and additional transfers; and

—
The pro forma combined profit and loss statement does not include the possible impact of the adjustments to fair value, which estimate has not been prepared at this stage, associated with the accounting of the Allied Domecq acquisition.

On the basis of these audits, we have no observation to make as to the fairness of the information concerning the financial position and the financial statements appearing in this document issued in connection with an increase in share capital through the issue of up to 17.7 million shares, comprising part of the consideration which will be provided in exchange for all of the shares of Allied Domecq plc in connection with a takeover offer by the Pernod Ricard Group in accordance with the rules and procedures which apply to a Scheme of Arrangement in the United Kingdom.

With respect to the pro forma information included in this document, we note that this information is designed to reflect the effect, on historical accounting and financial information, of the implementation of, on a date prior to its true or reasonably planned occurrence, of a given transaction or event. However, the information does not necessarily represent the financial position or performances which would have been established if the transaction or event had occurred on a date prior to that of its actual or reasonably planned occurrence.

Issued in Neuilly-sur-Seine and Paris, May 23, 2005

The Statutory Auditors

MAZARS & GUERARD	Frédéric ALLILAIRE
DELOITTE & ASSOCIES	Alain PONS Alain PENANGUER
SOCIETE D'EXPERTISE COMPTABLE A. ET L. GENOT SALUSTRO REYDEL	Jean-Claude REYDEL

1.3    Persons responsible for information

Francisco de la VEGA
Head of Communications
Tel: +33 (0)1 41 00 40 96

Patrick de BORREDON
Head of Investor Relations
Tel: +33 (0)1 41 00 41 71

12, place des Etats-Unis
75783 Paris Cedex 16

The schedule for future financial communications for Pernod Ricard is as follows:

•	July 28, 2005:	Sales for an 18 month period
•	September 22, 2005:	Financial results for an 18 month period
•	November 10, 2005:	Shareholders' Annual and Extraordinary General Meetings

CHAPTER 2—INFORMATION REGARDING THE ISSUE AND ADMISSION OF NEW SHARES ON THE EUROLIST MARKET

2.1    Information regarding the admission of the shares to trading on Eurolist Compartiment A of Euronext Paris SA

2.1.1    Nature, category, number, nominal value, form, date of dividend entitlement of the shares to be issued

The shares to be issued will be of the same category as the Company's ordinary shares already admitted to trading on Euronext Paris S.A.'s Eurolist market Compartiment A at the Paris Stock Exchange.

They will carry entitlement to all dividends paid following their issue date, but, for the avoidance of doubt, will not carry entitlement to interim dividends which have been paid prior to the date of this document or which Pernod Ricard plans to pay in June 2005. Furthermore, the entitlement to dividends for the fiscal year ending June 30, 2005 will not be increased by the amount of such interim dividends.

A maximum number of 17.7 million(1) shares will be issued.

The shares will be held in either registered or bearer form, at the shareholder's option. The shares, regardless of their form, must be registered in accounts kept, as appropriate, by the Company or its representative or by an authorised broker. The rights of the holders will be represented by an entry in their name in the books of Société Générale for registered shares and in the books of the broker of their choice for administered registered and bearer shares.

2.1.2    Percentage of share capital (and of voting rights as the case may be) represented by the shares to be issued

The shares to be issued will represent a maximum of 25.11% of the share capital and 21.09% of the voting rights of the Company as at May 19, 2005.

On the basis of these figures, following the increase in share capital, the new Pernod Ricard shares will represent approximately 20.07% of the share capital and 17.42% of the voting rights.

2.1.3    Scheduled date of admission of the shares to trading on a regulated market

The admission to trading on Euronext Paris S.A.'s Eurolist market Compartiment A of the Pernod Ricard shares to be issued in connection with the acquisition of 100% of the share capital and voting rights of Allied Domecq plc ("Allied Domecq") by the Pernod Ricard Group (the "Pernod Ricard Group" or the "Group") by means of a Scheme of Arrangement governed by English law (the "Transaction"), was requested of Euronext Paris SA, subject to effective completion of the Transaction. The decision to admit the new Pernod Ricard shares to trading will be confirmed prior to the Effective Date, and the admission of the shares to trading will take place by the settlement date. For information, settlement must occur within 14 days following the date on which the Scheme of Arrangement is declared effective (the "Effective Date").

2.1.4    Description of the official listing of the shares

The Pernod Ricard shares will be admitted to trading on Euronext Paris S.A.'s Eurolist market Compartiment A under code "RI".

ISIN Code: FR0000120693

2.1.5    Financial organisations which, at the time of the admission of the shares, are responsible for providing registrar services to Pernod Ricard.

Registrar services in relation to Pernod Ricard shares are provided by Société Générale.

(1)
On the basis of full dilution of the Allied Domecq share capital at May 6, 2005, 1,118,232,155 Allied Domecq shares would be converted into 17,668,068 Pernod Ricard shares. However, since the General Meeting decides on the number of Pernod Ricard shares corresponding to the number of Allied Domecq shares to be contributed under the terms of the Transaction, it has been decided to allow headroom in the number of Pernod Ricard shares issued, in this case 17.7 million.

2.2    Information regarding the issue of Pernod Ricard shares

2.2.1    General description of the Transaction

Pernod Ricard announced on April 21, 2005 its intention to acquire 100% of the share capital and voting rights of Allied Domecq for consideration comprising a combination of cash and Pernod Ricard shares with a view to creating a global leader in the wines and spirits industry.

It was decided that this Transaction would be effected by means of a Scheme of Arrangement (the "Scheme of Arrangement") governed by the provisions of English law set out in Section 425 of the Companies Act 1985, described below.

2.2.1.1    Consideration for Allied Domecq shareholders

In connection with the proposed Scheme of Arrangement, the former shareholders of Allied Domecq will be offered the choice of cancelling their Allied Domecq shares in exchange for cash and/or Pernod Ricard SA shares in accordance with an overall proportion, for the Transaction, of 81.34328358% in cash and 18.65671642% in shares. Thus, Allied Domecq's shareholders will be offered 0.0158 Pernod Ricard shares and 545 pence in cash for one Allied Domecq share before subdivision and reclassification of the shares (with such shareholders also receiving the interim dividend of 6.5 pence per share which will be paid on July 8, 2005 to the shareholders of Allied Domecq and on July 15, 2005 to the holders of Allied Domecq ADRs).

Each of the Allied Domecq shareholders will be entitled to elect to vary the proportions of cash consideration and Pernod Ricard shares they receive (a mix and match type offer), although there will be a mechanism in place which will ensure that the Transaction results in the Company issuing only the number of shares and paying only the overall cash sum initially agreed on.

The terms of the offer made to Allied Domecq's shareholders in connection with the Scheme of Arrangement (the "Offer") are described in detail in paragraph 3.5 below.

2.2.1.2    Implementation of the Scheme of Arrangement

Under French law, the Scheme of Arrangement corresponds to a share capital increase by means of a contribution in kind. It entails the following:

—
Each share of Allied Domecq shall be subdivided into 670 shares.

Following the subdivision, the Allied Domecq shares shall be reclassified into two classes:

  (i)
  The Allied Domecq A shares (the "A Shares"), representing approximately 81% of the existing share capital, which will carry the right to receive only cash under the terms of the Scheme of Arrangement; and

  (ii)
  Allied Domecq B shares (the "B Shares"), representing approximately 19% of the existing share capital, which will carry the right to receive only Pernod Ricard shares under the terms of the Scheme of Arrangement.

The number of A Shares and B Shares which each Allied Domecq shareholder receives will depend on the cash/share breakdown for which he elects and which may be satisfied under the "mix & match" election under the Offer.

—
Shortly thereafter, Allied Domecq will reduce its share capital to zero by cancelling all the existing A Shares and all the existing B Shares:

—
Allied Domecq will subsequently increase its share capital to the level of the capital previously cancelled and will issue it to:

(i)
Pernod Ricard, as to approximately 19%;

(ii)
Goal Acquisitions Limited, as to approximately 81%. Goal Acquisitions Limited is a subsidiary of Pernod Ricard registered in Guernsey. It is held through Lina 3 SAS ("Lina 3"), a company incorporated under French law and a wholly-owned subsidiary of Pernod Ricard, and Goal Acquisitions (Holdings) Limited, a company registered in England and Wales, a wholly-owned subsidiary of Lina 3;

Fortune Brands, Inc. ("Fortune Brands") is contributing to the financing of the Transaction through a subscription for tracker shares in Goal Acquisitions Limited(2).

(2)
Fortune Brands will contribute to the financing of the acquisition of Allied Domecq by means of a cash subscription of approximately £2.7 billion for tracker shares in Goal Acquisitions Limited.

—
In consideration for the Allied Domecq shares being cancelled under the terms of the Scheme of Arrangement:

o
Goal Acquisitions Limited will pay to each former holder of A Shares, the cash amount due to such shareholder in respect of their former holding of A Shares; and

o
Pernod Ricard will issue to each former holder of B Shares, the number of new Pernod Ricard shares due to such shareholder in respect of their former holding of B Shares.

Following these steps, Allied Domecq will be owned approximately 81% by Goal Acquisitions Limited and approximately 19% by Pernod Ricard.

2.2.1.3    Expected actions following the Scheme

Shortly after the Effective Date of the Scheme of Arrangement, Pernod Ricard's 19% shareholding in Allied Domecq will be transferred to Goal Acquisitions Limited by way of a series of contributions in kind.

Following these contributions, Allied Domecq will be a wholly-owned subsidiary of Goal Acquisitions Limited which will, itself, be a wholly-owned subsidiary of Pernod Ricard through Lina 3 and Goal Acquisitions (Holdings) Limited.

After the Effective Date, certain of the brands, production and distribution assets of Allied Domecq will be transferred to Fortune Brands, Inc. ("Fortune Brands"), a company incorporated in the US, as described in paragraph 3.2.4 below

2.2.1.4    Financing of the cash component due to the former Allied Domecq shareholders

Pernod Ricard has undertaken to borrow approximately €9.3 billion from a group of banks including JP Morgan, Morgan Stanley Bank International Limited, Royal Bank of Scotland, BNP Paribas and Société Générale, in order to refinance certain of the existing liabilities of Pernod Ricard and Allied Domecq, to fund the working capital requirements of the Group, to fund that part of the consideration to be paid to the Allied Domecq shareholders in cash under the Scheme of Arrangement and to finance the costs of the acquisition of Allied Domecq. The bank borrowing will be guaranteed by Pernod Ricard, Goal Acquisitions (Holdings) Limited, Goal Acquisitions Limited, Allied Domecq (Holdings) Plc, Allied Domecq Financial Services Plc and the other borrowers within the Group as well as by certain material subsidiaries of Pernod Ricard(3). No pledge of assets has been granted to the lenders in connection with this borrowing. In addition, as described in paragraph 3.2.7(a), Pernod Ricard has committed to seek conversion of a number of OCEANE 2.5% bonds issued on February 13, 2002 by the holders of such convertible bonds.

Of the total €9.3 billion borrowing facility, € 4.7 billion will be used for the acquisition of Allied Domecq and shall be lent by the Pernod Ricard Group to Goal Acquisitions (Holdings) Limited. These proceeds will be used by Goal Acquisitions (Holdings) Limited to capitalise Goal Acquisitions Limited with € 4.7 billion.

The financing for the cash consideration due to the former Allied Domecq shareholders will be provided by Goal Acquisitions Limited from the following sources:

(i)
Fortune Brands will provide approximately £2,721,621,217 towards the financing of the Offer by way of subscription for tracker shares in Goal Acquisitions Limited which shall provide Fortune Brands the economic right of the assets due to Fortune Brands. This subscription will be funded by a US$6 billion credit facility made available to Fortune Brands by a group of lenders including Credit Suisse First Boston and Barclays Bank PLC; and

(ii)
Goal Acquisitions (Holdings) Limited, a subsidiary of Pernod Ricard, will subscribe for new shares in Goal Acquisitions Limited, a subsidiary of Goal Acquisitions (Holdings) Limited, using funds which

(3)
Any subsidiary of Pernod Ricard whose total assets exceed 10% of the total consolidated assets of the new Group is deemed to be a material subsidiary, it being understood that material subsidiaries, taken as a whole, must represent at least 80% of the gross consolidated assets of the new Group.

  will be made available to Goal Acquisitions (Holdings) Limited by Pernod Ricard or one of its subsidiaries.

In addition to the €4.7 billion allocated for the acquisition of Allied Domecq, borrowings under the banking facility will be to refinance part of the debt of Pernod Ricard, Allied Domecq and their respective subsidiaries, to finance the costs of the acquisition, to guarantee or refinance a treasury note programme and commercial paper programme of Allied Domecq and for general corporate purposes of the enlarged group. A more detailed description of the financing and allocation of borrowings is set out in paragraph 3.2.3.7 below.

2.2.1.5    Necessary approvals

The conditions precedent for carrying out the Scheme of Arrangement as well as the implementation of the offer are described in paragraph 2.2.7.2 below.

The Transaction is, in particular, subject to the approval of the European, US and Canadian anti-trust authorities.

The notice concerning the Transaction was filed with the European Merger authorities on May 2, 2005. The first phase of the review of the Transaction under the European merger controls is expected to be completed on June 10, 2005.(4)

The notice concerning the Transaction was filed with the Federal Trade Commission in the US on May 3, 2005. The initial waiting period under the Hart-Scott-Rodino Act is expected to expire on June 2, 2005.

The notice concerning the Transaction was filed with the Competition Bureau in Canada on May 10, 2005.

Shareholders of Allied Domecq will be asked to approve the Scheme of Arrangement including agreeing to cancel their Allied Domecq shares in exchange for new Pernod Ricard shares in the manner described in paragraph 3.2.3.4 below.

Subject to the sanction by the competent English courts, this approval shall be binding on all Allied Domecq shareholders.

The issue of the new Pernod Ricard shares which are the subject of this document will allow Pernod Ricard to satisfy the share component of the consideration due to the Allied Domecq shareholders in exchange for their shares under the Scheme. The new Pernod Ricard shares will be admitted to the Euronext Paris S.A.'s Eurolist market Compartiment A as described in paragraph 2.5.1 below.

2.2.2    Purpose of the Issue

The issue of new Pernod Ricard shares will be used to satisfy the share component of the consideration due to the Allied Domecq shareholders under the terms of the Scheme of Arrangement through the arrangements described in paragraph 2.2.1.2 above.

2.2.3    Draft resolution regarding the issue of new shares

The resolutions required to issue new shares will be subject to the approval of the Extraordinary General Meeting of Pernod Ricard shareholders which will be held on June 20, 2005. The Extraordinary General Meeting of Pernod Ricard Shareholders will approve the issue of the shares on the condition that the competent English courts approve the Scheme of Arrangement and that it becomes effective.

2.2.4    Issue price of the shares to be issued

The Pernod Ricard shares will be issued at a price of €116 per share.

2.2.5    Gross amount of the issue, number of shares to be issued and estimate of the net proceeds of the issue

The gross amount of the issue will be determined based on the issue price and the final number of shares to be issued.

(4)
This date may be delayed until June 24, 2005 if commitments are given in phase 1 of the review.

On the basis of a maximum total number of Pernod Ricard shares of approximately 17.7 million and on the basis of an issue price of € 116 per Pernod Ricard share, the gross amount of the issue could amount to € 2,053,200,000.

The costs incurred by Pernod Ricard and Allied Domecq in connection with the expected transactions which enable Pernod Ricard to acquire Allied Domecq are estimated at approximately €276 million before taxes. However, these costs are associated with the acquisition of Allied Domecq and will not be deducted from the amount of the issue.

2.2.6    The Pernod Ricard American Depositary Receipt (ADR) programme in the United States

Pernod Ricard shares have been traded in the United States since 1993 in the form of ADRs (on the over-the-counter market). Within the context of the Transaction, and subject to the choices made by the Allied Domecq ADR holders under the mix and match election of the Scheme of Arrangement, holders of Allied Domecq ADRs will receive £21.80 and 0.2528 of an ADR representing new Pernod Ricard shares (equivalent to 0.0632 new Pernod Ricard shares for every Allied Domecq ADR). The custodian may convert the cash consideration due under the Scheme of Arrangement into US Dollars. The ADRs representing the new Pernod Ricard shares will not be listed or traded on any market. It may be possible to execute transactions on these Pernod Ricard ADRs on the over the counter market, although given the small number of Pernod Ricard ADRs, liquidity may be limited.

2.2.7    Preferential right to subscribe and conditions precedent to the issue

2.2.7.1    Issue in favour of the shareholders of Allied Domecq

The draft of the 2nd resolution proposed to Pernod Ricard's Extraordinary General Meeting which has been convened for June 20, 2005, provides for the increase of Pernod Ricard's share capital, on the condition that the Scheme of Arrangement becomes effective, and provides that the shares created in this manner will be issued to the former Allied Domecq shareholders who are to receive Pernod Ricard shares, under the terms of the Scheme of Arrangement, and subject to the conditions described in paragraph 2.2.1 above.

2.2.7.2    Conditions precedent to the issue

At the Extraordinary General Meeting of Pernod Ricard which will be held on June 20, 2005, a resolution will be proposed to approve the issue of shares to Allied Domecq shareholders in accordance with the Scheme, subject to the condition that the Scheme of Arrangement becomes effective. The issue of the Pernod Ricard shares to the shareholders of Allied Domecq will require the approval of two thirds of the votes cast by those shareholders present or represented.

Furthermore, the Transaction is subject to the condition that the Scheme of Arrangement becomes unconditional and becomes effective by October 31, 2005 at the latest or any other subsequent date on which Pernod Ricard and Allied Domecq agree with the approval of the competent English courts and of the Takeover Panel (the "Panel").

The principal conditions which must be satisfied so that the Scheme of Arrangement can be declared effective are the following:

(i)
Approval of the Scheme of Arrangement by a majority in number representing 75% in value of the holders of Allied Domecq shares present or represented at the hearing of the High Court of Justice in England and Wales (the "Court");

(ii)
Approval of the special resolution of the Extraordinary General Meeting of Allied Domecq regarding the Scheme and its related elements;

(iii)
Obtaining of certain regulatory consents associated with the Transaction (in particular from the European and US anti-trust authorities) in connection with the Transaction; and

(iv)
Obtaining an order sanctioning the Scheme of Arrangement and the resulting capital reduction by the English Court and the filing of this order at the Companies Registry.

The full terms and conditions of the Offer were set out by Pernod Ricard in the announcement regarding the Transaction dated April 21, 2005 and are set out in Appendix 1 to this document.

2.2.8    Subscription period

Not applicable.

2.2.9    Paying agent and proposals regarding share fractions

Société Générale will receive all new Pernod Ricard shares to be issued in connection with the offer, with a view to delivering them to Allied Domecq shareholders.

No fractions of Pernod Ricard will be issued or allotted. The issue of shares to a shareholder will be rounded to the lower whole number. Share fractions will be aggregated and sold in the market. The net proceeds of such sale will be distributed proportionately to the Allied Domecq shareholders entitled thereto in accordance with their fractional entitlements.

2.2.10    Procedures and timing for issuing the new shares

The new shares may be held in either registered or bearer form at the option of each shareholder. They will be the subject of a request for admission to Euroclear France's operations and will be registered in accounts within 14 days of the settlement date as described in paragraph 2.3.1.5.

2.3    General information on the new shares to be issued

2.3.1    General information on the new shares

2.3.1.1    Rights attached to the shares

Each new or existing share entitles its owner to a share in the ownership of the company's assets, in the sharing of profits and the proceeds of any liquidation, this share being equal to the portion of the share capital it represents, taking into account, as appropriate, the capital which has been amortised and non amortised or paid up or not paid up, the nominal value of the shares and the rights of the shares of different classes.

These shares are subject to all rights and obligations set forth in the bylaws. Dividends on shares that are not claimed within 5 years of the date of declared payment revert to the French State.

2.3.1.2    Transferability of the shares

No clause in the bylaws restricts the free transfer of the shares comprising the share capital.

2.3.1.3    Registration of shares

New shares will, at their owners' discretion, be registered in accounts maintained, as appropriate, by:

—
Société Générale acting as representative of Pernod Ricard for shares held in registered form;

—
The authorised financial broker of their choice for shares held in administered registered form; or

—
The authorised financial broker of their choice for shares held in bearer form.

2.3.1.4    Date of listing

A request for admission to Euronext Paris S.A.'s Eurolist market Compartiment A for the Pernod Ricard shares to be issued in connection with the Transaction will be submitted to Euronext Paris S.A.. It should be granted on the date of the settlement for the Transaction, i.e. within 14 days of the Effective Date.

2.3.1.5    Methods of settlement

The new Pernod Ricard shares will be delivered to those Allied Domecq shareholders entitled thereto in registered form ("au nominatif").

The new Pernod Ricard shares issued pursuant to the Offer will be issued to Allied Domecq shareholders as soon as practicable after the Effective Date but in any event within 14 days thereof. Statements of entitlement ("attestations d'inscription en compte") to new Pernod Ricard shares will be issued by Société Générale to the persons in whose names the holdings are inscribed.

Holders of Allied Domecq ADRs

On the Effective Date, the Allied Domecq shares held by the Allied Domecq Depositary in respect of the Allied Domecq ADRs will be cancelled and the cash consideration for, and the new Pernod Ricard shares to be issued in respect of, such Allied Domecq shares will be delivered to the Allied Domecq Depositary, as an Allied Domecq shareholder, within 14 days after the Effective Date. The Allied Domecq Depositary will then promptly convert the cash consideration into US dollars in accordance with the Deposit Agreement and distribute the cash proceeds to holders of Allied Domecq ADRs, together with the new Pernod Ricard ADRs to which they will become entitled upon surrender of their Allied Domecq ADRs in accordance with the terms of the Deposit Agreement.

2.3.1.6    Trading facilities

Pernod Ricard will arrange for a free share dealing facility to be provided to enable certain former Allied Domecq shareholders who receive new Pernod Ricard shares as a result of the Offer to sell all or part of their newly acquired shares without incurring any dealing or settlement charges. Proceeds of sale will be remitted to the persons entitled thereto in pounds sterling or euros (at the election of such person). This free share dealing facility will be available to persons who appear on the register of members of Allied Domecq as a holder of 10,000 or fewer Allied Domecq shares immediately prior to the time when the court order sanctioning the Scheme of Arrangement is filed with the UK Registrar of Companies, in accordance with section 425 of the Companies Act.

The dealing facility will be available until 4.00 p.m. (London time) on the date that is 6 calendar months from the Effective Date.

The dealing facility will not be available to persons who are residents of, or otherwise located in, the United States.

The ability of the persons who are residents of the UK or residents of other countries to use the dealing facility may be affected by applicable laws. Those persons should seek information about applicable laws and comply with such laws.

2.4    Tax regime applicable to the new shares

The tax regime applicable under current French legislation to the Company's shares is described below.

The attention of investors is drawn to the fact that this information constitutes merely a summary, and that their specific situation must be studied with their regular tax advisor. Persons who do not have their tax residence in France must, also, comply with the tax legislation in force in their country of residence.

The attention of investors is drawn to the fact that the Finance Law of 2004 has created substantial changes in the tax regime governing distributions beginning on January 1, 2005 by eliminating, in particular, the tax credit. This presentation covers only distributions paid as of January 1, 2005. The attention of investors is also drawn to the fact that the Rectifying Finance Law for 2004 resulted in substantial reforms of the tax regime in relation to the long-term capital gains of legal entities liable for corporate income tax.

2.4.1    Tax regime of the new shares applicable to persons with tax residence in France

2.4.1.1    Private shareholders

(a)   Dividends

The dividends collected as of January 1, 2005 no longer carry entitlement to a tax credit. They are retained for calculating income tax owed for the year of their collection, for 50% of their amount.

These dividends are also subject to an annual overall allowance of €2,440 for couples liable for joint taxation (married couples and PACS partners as defined in Article 515-1 of the Civil Law Code paying joint taxes) and of €1,220 for unmarried persons, widows, divorcees or married persons subject to separate taxation.

The amount obtained in this manner is subject to the progressive income tax scale. The income tax payable is then reduced by a tax credit amounting to 50% (i.e. application of an allowance of 50%) of the amount of the dividends received prior to the application of the 50% allowance and the annual allowance, limited to 230 euros for couples subject to joint taxation and 115 euros for unmarried persons, widows, divorcees or persons who are married and pay separate taxes. The possible surplus tax credit which is not deducted is refundable if it amounts to at least €8. Lastly, the amount of the dividends effectively collected (i.e. prior to any allowance) is also subject to:

—
the general social contribution (CSG) at the rate of 8.2%, of which 5.8% is deductible from the income subject to income tax for the year of the payment of the CSG (Article 72 II of law no. 2004-810 of August 13, 2004 raised the rate of the CSG from 7.5% to 8.2% for the dividends collected after January 1, 2004);

—
the contribution for the reimbursement of the social debt (CRDS) at the rate of 0.5%;

—
the social levy of 2%; and

—
the additional contribution to the social levy of 2% at the rate of 0.3% (article 11-2 of law no. 2004-626 of June 30, 2004 applicable to the dividends collected as of January 1, 2004).

(b)   Capital gains

Pursuant to Article 150-0 A of the General Tax Code, the capital gains made by individuals are subject to income tax, from the very first euro, at the proportional rate of 16% if the overall amount of the transfers of securities and other rights or titles referred to in Article 150-0 A of the General Tax Code (excluding exempted transfers of securities held in the context of a shareholding savings plan and transfers carrying entitlement to a postponement of taxation) carried out during the calendar year exceeds, for each tax household, a threshold currently set at €15,000.

Subject to the same condition deriving from the annual amount of the transfers of securities, the capital gains will also be subject to the following social withholdings which are not deductible from the income subject to income tax:

—
CSG at the rate of 8.2%;

—
CRDS at the rate of 0.5%;

—
"Social withholding" of 2%; and

—
Additional contribution to the "social withholding" of 2% at the rate of 0.3%.

Possible capital losses will be deductible from gains of the same nature made during the year of transfer or the ten following years, on the condition that the transfer threshold referred to above has been exceeded the year of the registration of the capital losses.

(c)   Special PEA regime

The Pernod Ricard shares may be purchased in the context of a shareholding savings plan ("PEA") instituted under law no. 92-666 of July 16, 1992.

Under certain conditions, the PEA carries entitlement (i) for the duration of the PEA, to an income tax and "social withholdings" exemption on the proceeds and capital gains generated by investments made in the context of the PEA and (ii) at the time of the closing of the PEA (if this occurs over five years after the date of the opening of the PEA), or at the time of a partial withdrawal (if this occurs over eight years after the date of the opening of the PEA) to an income tax exemption on the net gains ascertained or made on this occasion; these gains are nonetheless subject to various tax contributions (the nature and global rate of which vary according to the period for which the gains have been made).

Capital losses incurred within the context of a PEA are only deductible from capital gains realised within the same context. Losses possibly ascertained at the time of the early closing of the PEA prior to the expiry of the fifth year or, under certain conditions, at the time of the closing of the PEA after the expiry of the fifth year when the cash-in value of the scheme is less than the amount of the payments made under the scheme as from the date of the opening, will be deductible from the gains of the same type made over the course of the same year or of the ten following years, on the condition that the annual threshold of security transfers (and of similar rights or securities) applicable for the year for which the capital losses are registered be exceeded for the year under consideration.

Finally, it should be noted that the income collected in the context of the PEA will also carry entitlement to a 50% tax credit limited to €115 or €230 mentioned above. Contrary to the existing tax credit, this tax credit will not be the object of a payment into the plan but will be deductible from income tax, and the possible surplus will be refundable.

(d)   Wealth Tax

The Pernod Ricard shares owned by individuals on January 1st of each year will be included in their taxable assets and subject, as appropriate, to wealth tax.

(e)   Death & Gift Tax

The shares acquired by inheritance or donation will be subject to inheritance or donation tax in France.

2.4.1.2    Legal entities liable to corporate tax

(a)   Dividends

(i)    Legal entities which are not parent companies

These legal entities can no longer utilise the tax credit beginning on January 1, 2005. Dividends collected are subject to taxation under ordinary laws and regulations, i.e. in principle at the normal corporate income tax rate which is now 33 1/3%, plus the additional contribution of 1.5% for the financial years which have ended or the period of taxation closed in 2005 (the Finance Law for 2005 stipulates that this contribution is abrogated for the financial years which ended or the period of taxation closed at January 1, 2006) and, as appropriate, the welfare contribution of 3.3% which applies to the amount of corporate tax exceeding €763,000 for each twelve-month period. However, for companies whose sales excluding tax over the course of the year, reduced to twelve months as the case may be, is under €7,630,000 and at least 75% of the share capital of which, fully paid-up, held in a continuous manner throughout the duration of the financial year under consideration, by individuals or by companies who meet all of these conditions themselves (small and medium-sized enterprises or "PME") the rate of the corporate income tax is set within the limit of €38,120 of the taxable profit for each twelve-month period, at 15%. These companies are also exempt from the welfare contribution of 3.3% mentioned above.

(ii)   Legal entities which are parent companies

In accordance with the provisions of Articles 145 and 216 of the General Tax Code, legal entities who have subscribed to voting shares representing at least 5% of Pernod Ricard's share capital, or, failing subscription, who own such a shareholding for at least two years (or have taken the commitment to own such a shareholding for at least two years), may under certain conditions benefit, by option, from the parent company regime under which the dividends collected by the parent company are not subject to corporate tax, with the exception of a portion representing the expenses and costs borne by this company; this portion amounts to 5% of the amount of said dividends, without its being possible however that it exceed, for each period of taxation, the total amount of the expenses and costs of any nature incurred by the parent company over the course of the year under consideration.

(b)   Capital gains

(i)    Ordinary regime

The capital gains made and capital losses sustained at the time of the sale of shareholdings are included in the result subject to corporate income tax at the ordinary rate, i.e. in principle at the current rate of corporate income tax of 33 1/3% plus the additional contribution at the rate of 1.5% for past financial years or the period of taxation closed in 2005 (the Finance Law for 2005 stipulates that this contribution is abrogated for the financial years which have ended or the taxation period closed as of January 1, 2006) and, as appropriate, the welfare contribution of 3.3% on the conditions mentioned above. PMEs may, under the conditions described above, benefit from a reduction of the corporate income tax rate to 15% and also benefit from an exemption from the 3.3% welfare contribution.

(ii)   Rates governing equity investments

In accordance with the provisions of article 219-I-a ter of the General Tax Code, net gains made for the sale of equity investments held for over two years are eligible for the long-term capital gains tax regime.

"Equity investments" are shares which are considered as equity investments from an accounting perspective and, on the condition that they are taken into account as equity investments or entered into a special sub-account, the shares acquired pursuant to a takeover bid or a public offer of exchange by the company initiating it, the shares carrying entitlement to the parent company regime referred to in Articles 145 and 216 of the General Tax Code or, when their cost amounts to at least €22.8 million, which meet the conditions of entitlement to this regime other than the holding of at least 5% of the capital of the issuing company.

The capital gains on equity investments are subject to corporate income tax at the reduced rate of 19% or 15% (depending on whether the financial year during which the long-term capital gains have been made began prior to or on January 1, 2005), plus the additional contribution at the rate of 1.5% for financial years which have ended or the period of taxation closed in 2005 (the Finance Law for 2005 stipulates that this contribution is abrogated for the financial years which have ended or the period of taxation closed as of January 1, 2006) and, as the case may be, the aforementioned 3.3% welfare contribution.

The capital losses falling within the long-term regime are deductible from the capital gains of same nature for the year in which they are ascertained or one of the following ten years. These capital losses are theoretically not deductible from the income taxable at the normal corporate income tax rate. The Rectifying Finance Law for 2004 stipulates, however, particular procedures for carrying forward the balance of long-term capital losses existing at the opening of the first of the financial years opened after January 1, 2006.

(iii)  Specific provisions applicable to the financial years beginning from January 1, 2006

The Rectifying Finance Law for 2004 stipulates the progressive institution of an exemption on long-term capital gains on equity investments, subject to the conditions described below. For the financial years beginning from January 1, 2006, the net amount of long-term capital gains on equity investments will be subject to separate taxation at the rate of 8% plus the aforementioned 3.3% welfare contribution as the case may be. This rate will be set at 0% for the financial years opened as of January 1, 2007.

For the financial years beginning as of January 1, 2007, a portion of expenses and costs amounting to 5% of net income from capital gains from sales will be taken into account for determining the taxable income.

The shares of companies with a cost of at least €22.8 million and which meet the conditions carrying entitlement to the parent company regime other than the holding of at least 5% of the share capital of the issuing company will be excluded from the scope of the application of the aforementioned provisions applicable to the financial years beginning from January 1, 2006. These shares may continue, however, to benefit from the reduced corporate tax rate of 15% on the same conditions as for the financial years beginning from January 1, 2006.

In addition, the Rectifying Finance Law for 2004 stipulates particular procedures for deducting long-term capital losses.

It is recommended that potential investors consult their usual advisor to evaluate the consequences of this new tax legislation.

2.4.2    Tax regime for new shares applicable to persons who are not tax resident in France

2.4.2.1    Dividends

Pursuant to domestic French law, the dividends distributed by a company with registered offices in France to its shareholders whose tax domicile or registered offices are located outside France are in principle subject to a 25% withholding tax.

Under certain conditions, this withholding tax can be reduced, or even eliminated pursuant to international tax agreements which provides for such reductions or to Article 119 ter of the General Tax Code which provides for, under certain conditions, an exemption from withholding tax on dividends distributed to parent companies residing in a European Community Member State.

The tax administration has not yet ruled on the possibility, for non-resident shareholders who are individuals and can take advantage of the provisions of a tax convention carrying entitlement to the transfer of the tax credit, of benefiting from a transfer of the new tax credit created for individuals residing in France on dividends distributed on and after January 1, 2005.

It is recommended that non-resident investors consult their advisor regarding the conditions and procedures for applying the withholding tax at the reduced rate stipulated, as appropriate, in the tax conventions which apply, and the transfer of the new tax credit created by the Finance Law for 2004, with respect to the information which will be provided subsequently by the tax administration.

2.4.2.2    Capital gains

The capital gains generated pursuant to sales of securities for valuable consideration by persons whose tax domicile is not in France, as per Article 4B of the General Tax Code, or whose registered offices are located outside France and which do not have a stable establishment in France or a fixed base where the securities sold are registered as assets, are exempt from tax in France, unless the rights held directly or indirectly by the assignor, alone or with his family group, in the profits of the company whose shares are being sold have exceeded 25% at any given time over the course of the five years preceding the sale. The capital gains made at the time of the sale of a holding which exceeds or has exceeded the threshold of 25% over the course of the aforementioned period are subject to taxation in France at the proportional rate of 16%, subject to the possible application of the provisions of an international tax convention reserving the right for the country of residence to collect taxes.

2.4.2.3    Wealth Tax

In theory, wealth tax does not apply to individuals domiciled outside France, as per Article 4-B of the General Tax Code, who own, directly or indirectly, less than 10% of the capital of the company as these shares do not enable them to exert any influence over the company.

2.4.2.4    Inheritance and gift taxes

In France, shares in French companies acquired by inheritance or donation by a French non-resident are subject to inheritance and gift tax. France has signed conventions with a number of countries designed to avoid double taxation in the area of inheritance and gifts, pursuant to which the residents of the countries which have signed such conventions may be exempt from inheritance and gift tax in France or obtain a tax credit in their country of residence.

It is recommended that potential investors consult their usual advisor regarding the liability to inheritance and gift tax.

2.5    Market listings

2.5.1    Admission to Euronext

Pernod Ricard shares are listed on Euronext Paris S.A.'s Eurolist Compartiment A. The shares issued will be the subject of a request for admission to trading by Euronext Paris S.A. and will in all respects be the same as existing shares of the same class.

2.5.2    Other markets

The Pernod Ricard shares have also been traded in the United States since 1993, in ADR form (on the over-the-counter-market). Pernod Ricard does not plan to apply for the listing of the ADRs representing the new Pernod Ricard shares on the London Stock Exchange or on the New York Stock Exchange.

2.5.3    Monthly volume and change in the price of Pernod Ricard's shares

	Volumes	Volumes	Average price	High	Low	Month-end price
	(in thousands)	(in € millions)	(in €)	(in €)	(in €)	(in €)
Nov-03	7,726	682	88.33	91.15	83.20	88.65
Dec-03	5,364	467	87.14	89.55	84.60	88.15
Jan-04	8,053	702	87.17	90.40	84.10	87.50
Feb-04	8,813	836	94.84	99.20	88.50	98.75
Mar-04	8,193	802	97.83	101.10	94.55	99.00
Apr-04	6,754	703	104.13	108.10	99.10	105.30
May-04	8,903	931	104.59	108.40	101.80	103.50
June-04	5,470	570	104.15	107.40	100.80	105.10
July-04	6,769	701	103.62	107.40	96.40	99.50
Aug-04	5,360	541	100.86	102.80	99.10	101.60
Sept-04	8,120	827	101.79	107.20	98.40	106.90
Oct-04	6,173	662	107.25	110.10	105.10	108.50
Nov-04	4,947	555	112.23	114.80	106.80	112.30
Dec-04	4,903	554	112.98	115.30	111.30	112.70
Jan-05	7,330	809	110.36	114.80	106.20	108.60
Feb-05	7,475	809	108.27	111.60	104.00	108.00
Mar-05	6,677	732	109.63	112.90	107.60	107.70
Apr-05	19,358	2,269	117.20	125.90	103.50	117.50

Source:
Euronext Paris S.A.

2.6    Courts having jurisdiction in the event of litigation

In the event of litigation, the competent courts will be designated pursuant to the French New Code of Civil Procedure.

The competent courts in the event of litigation are those of the country in which the defendant's registered office is located and are designated based on the type of litigation, unless otherwise specified in the French New Code of Civil Procedure.

CHAPTER 3—INFORMATION REGARDING THE TRANSACTION

3.1    Pre-existing relationships between the companies involved

No relationship existed between Pernod Ricard, Allied Domecq and Fortune Brands prior to the Transaction.

The agreements entered into between the companies in the context of the Transaction are described in this document.

3.2    Merits of the Transaction

3.2.1    Merits of the Transaction for Pernod Ricard and its shareholders

The acquisition of Allied Domecq will enable Pernod Ricard to become the second largest wines and spirits group worldwide and the number one spirits company outside the United States. The new Group will also become a major player in "premium" wines worldwide.

Pernod Ricard will retain the majority of the Allied Domecq business including many of the core spirits brands such as Ballantine's, Beefeater, Kahlúa, Malibu and the Stolichnaya distribution rights in the United States as well as "premium" wines (Montana, Mumm Cuvée Napa and Campo Viejo) and Champagnes (Mumm, Perrier Jouët). Pernod Ricard will also strengthen its portfolio of local brands with Imperial in South Korea and Don Pedro and Presidente in Mexico. All these brands represent an ideal strategic addition for Pernod Ricard. With the addition of these new brands, Pernod Ricard's brand portfolio will include 20 brands featured in the Impact International (March 2005) list of top 100 global brands.

The Transaction will also enhance the presence of the Pernod Ricard Group in key markets: the new Group will rank 4th in the United States (in volume terms), 2nd in the United Kingdom and in South Korea, and 1st in Spain and Mexico (source: IWSR 2004/Western Style Spirits excluding ready-to-drink beverages (RTDs), wines and wine-based aperitifs and agency volumes (i.e. own brands only)).

The acquisition of Allied Domecq represents a major strategic step for the Pernod Ricard Group following the Seagram acquisition in 2001. With that acquisition, the Pernod Ricard Group showed its ability to integrate and relaunch several acquired brands: the compound annual growth rates (CAGR) of Chivas and Martell volumes between 2002 and 2004 were 9% and 7% respectively. Furthermore, the Group achieved significant growth in net profit between 2001 and 2004 with a CAGR of 17.3%(5) for the period. Lastly, in 3 years, Pernod Ricard has returned to a debt ratio in line with the level prior to buying Seagram: with a net financial debt of 1.3 billion euros(6), the Group reached a net financial debt(6)/EBITDA(7) ratio of 1.6 at December 31, 2004. Pernod Ricard is therefore in an ideal position to implement the Transaction and accelerate value creation on the basis of its integration experience.

The Transaction constitutes a unique opportunity to create value for the Group through realisation of the growth potential of the acquired brands, the combination of two complementary portfolios and a strengthened geographic profile. This also results in the optimisation of the existing cost and operational structures with annual cost synergies estimated at approximately EURO300 million(8) before taxes, to be fully implemented over the course of the first three years. The financial impact of achieving these synergies is included in the pro forma post Transaction profit and loss statement presented in section 4.3.3.1(b).

In connection with the Transaction, Pernod Ricard has agreed to sell to Fortune Brands, for a total of approximately EURO4.1 billion in cash (approximately £2.8 billion), certain Allied Domecq brands and production and distribution assets, as well as its Larios brand (accounting for EURO0.1 billion of approximately EURO4.1 billion). Allied Domecq's assets which will be sold to Fortune Brands include the spirit brands Canadian Club, Courvoisier, Maker's Mark and Sauza, the California wines including the Clos du Bois brand (but excluding Mumm Cuvée Napa), as well as the distribution networks and Allied Domecq's local

(5)
Net income before exceptional items and goodwill amortization—Source: Pernod Ricard.

(6)
Net financial debt excluding OCEANE.

(7)
EBITDA = operating profit + share of income from associates + depreciation and amortization of tangible and intangible assets.

(8)
The expected synergies have been calculated on the basis of the existing costs and operating structures of Pernod Ricard and Allied Domecq. These statements of estimated synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties, contingencies and other factors. As a result, the synergies referred to may not be achieved, or those achieved may be materially different from those estimated.

market leaders in Spain (DYC, Centenario, Castellana, Fundador), the United Kingdom (Harveys, Cockburn's, Laphroaig and Teacher's) and Germany (Kuemmerling, Jacobi). The sale of these assets to Fortune Brands is conditional only upon the Scheme of Arrangement becoming effective and the transfer of the assets to Fortune Brands will take place within the 6 months following the Effective Date. Fortune Brands' contribution towards the financing of the Transaction is through bank financing which has already been arranged. The agreements concluded between Pernod Ricard and Fortune Brands in connection with the Transaction are summarised in paragraph 3.2.4

3.2.1.1    A strengthened portfolio of key brands

Pernod Ricard will ultimately acquire approximately two thirds of Allied Domecq's Wines & Spirits business and sell approximately one third to Fortune Brands(9), with the following breakdown:

Overview of brands retained by Pernod Ricard and brands sold to Fortune Brands

Key brands retained by Pernod Ricard		Brands sold to Fortune Brands

• Ballantine's • Beefeater • Kahlua • Malibu • Stolichnaya (US)	Core Brands	• Canadian Club • Courvoisier • Maker's Mark • Sauza

• Tia Maria • Imperial • Hiram Walker • Presidente • Don Pedro	Local Market Leaders	• DYC, Fundador, Castellana, Centenario, Larios (Spain) • Kuemmerling (Germany) • Teacher's, Harveys, Cockburn's, Laphroaig (United Kingdom)

• Mumm/Perrier Jouët • Montana • Campo Viejo, Siglo • Mumm Cuvée Napa	Wines & Champagnes	• Clos du Bois and other US wines

51	Volumes (in million cases "mm cases")(10)	18

2.4	Sales (billions of EURO)(10)	1.0

1.0	DBC (billions of EURO)(10)	0.4

(9)
The agreements concluded between Pernod and Fortune Brands in connection with the Transaction are set out in paragraph 3.2.4.

(10)
Pernod Ricard estimates based on Allied Domecq information for fiscal year 2004 (ending August 31); estimates exclude Allied Domecq's QSR business and its 23.75% stake in Britannia Soft Drinks and other expected disposals. DBC (Direct Brand Contribution) = sales - cost of goods sold - advertising and promotion costs, calculated for each brand.

The addition of major brands to its portfolio will allow Pernod Ricard to reinforce its market share in certain categories of spirits, as illustrated below:

Category	Key Pernod Ricard brands	Key Allied Domecq brands	Global market share (by volume) of the new Pernod Ricard(1)

Scotch	Clan Campbell, Chivas, The Glenlivet, Royal Salute, Something Special	Ballantine's, Imperial	21%

Other whiskies	Jameson, Wild Turkey, Royal Stag	Canadian Rich & Rare, Wiser's	10%

Clear Spirits and Rum	Wyborowa, Seagram's Gin, Havana Club, Montilla	Beefeater, Stolichnaya (US)	11%

Liqueurs	Soho/Dita	Kahlua, Malibu, Tia Maria	21%

Aniseed and Bitters	Ricard, Pernod, Pastis 51, Suze, Amaro Ramazzotti, Becherovka, Ouzo	—	17%

Brandy and cognac	Martell, Renault, Bisquit, Ararat	Domecq, Don Pedro, Presidente	8%

(1)
Source: IWSR 2004—"Western Style" Spirits, excluding ready to drink beverages ("RTDs"), wines and wine-based aperitifs—Own brands only (no agency volumes). Market shares excluding local brands.

The Transaction will also make Pernod Ricard a new leader in "premium" wines(11), with the new Group becoming the 3rd largest player in the world, behind Constellation Brands and the new group resulting from the Foster's/Southcorp transaction. Pernod Ricard will acquire two prestigious champagne brands, Mumm (number 3 worldwide in champagne) and Perrier Jouët, and will diversify its existing wine portfolio (the main brand being Jacob's Creek, number 1 in Australian wines) with the addition of new fast growing brands such as Montana (number 1 New Zealand wine) and Brancott in New Zealand, Mumm Cuvée Napa in the United States, Graffigna in Argentina and the Bodegas y Bebidas brands (number 1 among Rioja wines with in particular the Campo Viejo and Siglo brands) and Marques de Arienzo in Spain.

3.2.1.2    An increased presence globally with critical mass in key markets

The new Pernod Ricard Group will occupy a leading position in all spirits markets(12): number 1 in Europe, in Asia and in Latin America, number 2 in North America(13) and in Africa. The new entity's sales of spirits will reach 77 million cases versus 50 million today(14). In addition to a number 2 position in North America, a fast-growing market, Pernod Ricard will benefit from a growing presence in Western markets (number 1 in Spain, Italy, France and Japan, number 2 in the United Kingdom, Greece and Australia) and from a leading position in markets with significant growth potential (number 1 in Mexico, Brazil, Argentina, China, India, Thailand and Russia(15), number 2 in South Korea).

(11)
Wines sold at a price exceeding US$3 per bottle.

(12)
Source: IWSR 2004—"Western Style" spirits, excluding the ready to drink beverages ("RTDs"), wines and wine-based aperitifs—Own brands only (no agency volumes). Positions excluding local players in South America and Africa.

(13)
Stolichnaya US included in the new Pernod Ricard Group. Mexico included in North America.

(14)
Source: IWSR 2004—"Western Style" spirits, excluding the ready to drink beverages ("RTDs"), wines and wine-based aperitifs—Own brands only (no agency volumes).

(15)
Excluding local players.

The table below illustrates the change in size and the improvement in Pernod Ricard's position, as it becomes the new leader in the global spirits market outside the United States following the transaction(16):

		Pernod Ricard Today		New Pernod Ricard
Total	Volumes (mm cases) Position	50 no. 2	v	77 no. 2
United States(1)	Volumes (mm cases) Position	6 no. 8	v	12 no. 4
Rest of the world	Volumes (mm cases) Position	44 no. 2/3	v	65 no. 1

(1)
Stolichnaya US included in the new Pernod Ricard Group.

The improvement in Pernod Ricard's market shares(17) is particularly significant in North America, rising respectively from 4% to 8% in the United States, from 2% to 20% in Canada and from 2% to 28% in Mexico. The United States is the largest spirits market in the world with 153 million cases sold, and benefits from an attractive growth rate (2002–2004 CAGR of 4%), fuelled by categories associated with cocktails (white spirits and liqueurs). Pernod Ricard's strategic position is strengthened with the acquisition of brands such as Beefeater, Stolichnaya (distribution rights in the United States), Kahlua, Malibu, Hiram Walker and Mumm Cuvée Napa.

Pernod Ricard will also enhance its position in two well-established markets, Spain and the United Kingdom, respectively the third and fourth largest spirits markets in the world, where it will become, respectively, number 1 and number 2. Pernod Ricard will double its market shares in these countries(16), from 12% to 22% in Spain and from 3% to 6% in the United Kingdom. The Pernod Ricard brand portfolio will evolve significantly in Spain with the acquisition of Ballantine's, Beefeater and Malibu, and with the sale of Larios gin. Moreover, the Transaction provides the Group with the opportunity to reinforce its spirits position in the United Kingdom, where its portfolio is currently focused on wines.

The Transaction will enable Pernod Ricard to increase its presence in Mexico and South Korea, two markets with high growth potential. The Group's market shares(17) will significantly increase in these two countries, from 2% to 28% in Mexico and from 5% to 34% in South Korea, resulting in Pernod Ricard becoming respectively number 1 and number 2. Mexico, a sizeable spirits market (17 million cases), constitutes an excellent growth platform for key brands of the existing portfolio such as Chivas, Martell and Havana Club. Pernod Ricard will also acquire a significant position in the brandy market in Mexico with the acquisition of three new local market leaders: Presidente, Don Pedro and Los Reyes.

3.2.1.3    Financial impact for Pernod Ricard

The following table provides a summary of key figures relating to the new Group:

	Pernod Ricard 2004		New Pernod Ricard pro forma 2004
Spirits volumes (mm cases)(16)	50	>	77
Spirits Brands in Top 100(18)	13	>	20
Wines & Spirits sales (billions of EURO)(19)	3.5	>	5.8

(16)
Source: IWSR 2004—"Western Style" spirits, excluding the ready to drink beverages ("RTDs"), wines and wine-based aperitifs—Own brands only (no agency volumes).

(17)
Market shares by volume: Source: IWSR 2004—"Western Style" spirits, excluding the ready to drink beverages ("RTDs"), wines and wine-based aperitifs—Own brands only (no agency volumes).

(18)
Source Impact International—Top 100 premium distilled spirits brands worldwide by volume (2004E)—including Stolichnaya US.

(19)
Pro forma 2004 (post expected synergies), wines and spirits only.

Pernod Ricard will enhance its position considerably with this acquisition, and will benefit from significant synergies. The annual cost synergies could amount, beginning in the third year following the acquisition, to approximately EURO300 million(20) before taxes, while the restructuring costs associated with the implementation of these synergies could represent approximately one and a half times(21) the amount of expected annual synergies. Pernod Ricard will benefit from the Seagram experience in achieving the expected synergies, and the Transaction will be further facilitated by the sale to Fortune Brands of Allied Domecq's distribution networks in Germany, the United Kingdom and Spain. The financial impact of the implementation of these synergies is included in the pro forma income statement presented in paragraph 4.3.3.1(b). This income statement does not include the restructuring and integration costs associated with the Transaction.

Pernod Ricard's net financial debt(22) following completion of the Transaction should amount to approximately EURO9 billion excluding OCEANE convertible bonds and to EURO9.4 billion including OCEANE convertible bonds. The opening "net financial debt(23)/EBITDA"(24) ratio would therefore amount to 5.6 excluding OCEANE convertible bonds and 5.9 including OCEANE convertible bonds (pro forma based on Pernod Ricard and Allied Domecq debt at the end of February 2005), i.e. in both cases, a ratio below the opening level at the time of the Seagram acquisition. Rapid de-leveraging is expected resulting from the generation of cash flow, the achievement of the expected synergies(20) and the proceeds from expected additional disposals, in particular Allied Domecq's quick service restaurants business ("QSR") and its stake in Britannia Soft Drinks.

3.2.2    Merits of the Transaction for Allied Domecq and its shareholders

3.2.2.1    Merits of the Transaction for Allied Domecq

Consolidation has been a focus for speculation and comment in the wines and spirits sector for several years. The two most significant developments in the past decade have been the formation of Diageo in 1997 and the sale of Seagram's wines and spirits business to Diageo and Pernod Ricard in 2001. The proposed sale of Allied Domecq to Pernod Ricard would represent the third major transaction in the industry.

Over the past five years, Allied Domecq has delivered high levels of organic growth in a buoyant spirits sector. More recently, while Allied Domecq has continued to outperform and has delivered consistently strong earnings growth, this has been achieved against much more difficult trading conditions in many markets. In the view of Allied Domecq's Board, the rate of organic growth that Allied Domecq can achieve in the future will continue to be adversely affected by weaker performance in these tough markets.

In these increasingly challenging market conditions the need for further consolidation in the distilled spirits industry has become increasingly apparent. Given the shareholder structures of the majority of Allied Domecq's competitors, there was always the possibility that Allied Domecq's participation in such consolidation would be as the subject of an acquisition rather than as the acquirer.

The Board of Allied Domecq, which has been so advised by Goldman Sachs International, unanimously considers the terms of the Offer to be fair and reasonable. In providing its advice, Goldman Sachs International has taken account of the commercial assessments of the Allied Domecq Directors. Accordingly, the Board of Allied Domecq unanimously recommends Allied Domecq Shareholders to vote in favour of the Scheme, as they have undertaken to do in respect of their own beneficial shareholdings of 1,386,857 Allied Domecq Shares, representing approximately 0.13% of the existing issued share capital of Allied Domecq.

(20)
The expected synergies have been calculated on the basis of the existing costs and operating structures of Pernod Ricard and Allied Domecq. These statements of estimated synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties, contingencies and other factors. As a result, the synergies referred to may not be achieved, or those achieved may be materially different from those estimated.

(21)
Pernod Ricard estimate.

(22)
Net financial indebtedness excluding Pernod Ricard OCEANE bonds. These estimates do not include the EURO4.1 billion contribution by Fortune Brands who will finance its total contribution at the Effective Date by way of a bank facility which it has arranged.

(23)
Net financial debt excluding OCEANE.

(24)
On the basis of a pro forma EBITDA of EURO1.6 billion post disposals to Fortune Brands and excluding synergies.

3.2.2.2    Merits of the Transaction for Allied Domecq shareholders

According to the terms of the Transaction (Principal Offer), Allied Domecq's shareholders will receive 545 pence in cash and 0.0158 of a new Pernod Ricard share for each Allied Domecq share before sub-division and reclassification of the shares(27). On the basis of a reference share price of EURO116 for Pernod Ricard, the Transaction values each Allied Domecq share at 670 pence and Allied Domecq's share capital at approximately £7.4 billion. Approximately 81% of the total consideration will be in cash and the share component will enable the Allied Domecq shareholders to retain an equity interest in the enlarged group.

Under the terms of the Transaction, the shareholders will benefit from a "mix and match" election allowing them to elect to vary the cash and share proportions they receive. Satisfaction of such elections will depend on other Allied Domecq shareholders making equal and opposite elections.

On the basis of an offer price of 670 pence per share, the value of the consideration offered to the Allied Domecq shareholders represents a premium of approximately:

—
36.2% on the closing price on February 3, 2005 (last trading day prior to the speculation surrounding a potential offer for Allied Domecq) of 492 pence per Allied Domecq share;

—
24.8% on the closing price of April 4, 2005 (last trading day prior to Allied Domecq's announcement referring to preliminary discussions with Pernod Ricard regarding a possible offer for Allied Domecq) of 537 pence per Allied Domecq share; and

—
4.2% on the closing price of April 20, 2005 (last trading day before the announcement of the Transaction) of 643 pence per Allied Domecq share.

Allied Domecq's shareholders will also receive the 6.5 pence interim dividend per share announced on April 21, 2005.

3.2.2.3    Allied Domecq's listings

The Allied Domecq shares may be traded on the London Stock Exchange until the day following the first Court Hearing planned for July 22, 2005. The listing of the Allied Domecq shares will then be temporarily suspended.

Before the Effective Date, it will be requested that the listing of Allied Domecq shares on the Official List of the UK Listing Authority be cancelled and that shares cease to be admitted to trading on the London Stock Exchange, as from the Effective Date.

It will be requested that trading on the New York Stock Exchange of the Allied Domecq ADRs be suspended upon the Effective Date and that Allied Domecq ADRs be thereafter delisted.

(27)
Corresponding to EURO21.80 and 0.2528 Pernod Ricard ADRs for one Allied Domecq ADR (itself equivalent to 4 Allied Domecq shares). This is equivalent to 0.0632 of a Pernod Ricard share for each Allied Domecq share.

3.2.3    Description of the Transaction

3.2.3.1    Expected Timetable

April 21, 2005	Announcement of Transaction.
May 18, 2005	Notice of Pernod Ricard Extraordinary General Meeting to approve the share issue.
May 23, 2005	Approval of the Autorité des marchés financiers of this document.
May 25, 2005	The posting of the "scheme circular" to Allied Domecq shareholders.
June 20, 2005	The Meeting of Pernod Ricard's shareholders to approve the issue of new Pernod Ricard shares on the condition that the Scheme of Arrangement become "effective".
July 4, 2005	—	Meeting of Allied Domecq Shareholders convened by the Court on the Scheme of Arrangement; and
	—	Extraordinary General Meeting of Allied Domecq shareholders to approve the Scheme of Arrangement.
July 22, 2005	First Court Hearing on the Scheme of Arrangement.
July 25, 2005	Second Court Hearing confirming the Allied Domecq share capital reduction.
July 26, 2005 (D)	The date the Scheme of Arrangement becomes effective (the "Effective Date").
Issue of new Pernod Ricard shares and admission to trading on Eurolist Compartiment A of the Euronext Paris S.A. stockmarket.
D+14 at the latest	Despatch of the consideration to Allied Domecq's shareholders.

This timetable and the dates shown in it are provided on an indicative basis and the final dates will depend on the dates on which the conditions of the Transaction will be fulfilled or on which these conditions will be waived. In particular, the date of receipt of the regulatory consents is uncertain and is not under the control of Allied Domecq or Pernod Ricard. The time necessary to obtain these consents could delay the Effective Date of the Scheme of Arrangement and hence the actual issue of Pernod Ricard shares that the Extraordinary General Meeting of June 20, 2005 is being called to approve. Furthermore, these dates may be changed depending on the timing of the decisions of the competent English courts and the registration of these decisions.

3.2.3.2    Date of the meetings of the Board of Directors approving the Transaction

Pernod Ricard's Board of Directors authorised the Transaction at a unanimous vote of the members present or represented at its meeting of April 19, 2005.

Pernod Ricard's Board of Directors also met on May 12, 2005 to convene the Extraordinary Meeting of the Shareholders for June 20, 2005 called to authorise the issue of the new Pernod Ricard shares necessary to be issued in connection with the Transaction.

3.2.3.3    Tax scheme of the Transaction

(a)   For Pernod Ricard

The action of increasing the capital by issuing new Pernod Ricard shares is subject to the sole fixed fee of 230 euros stipulated in Article 810 I of the General Tax Code.

(b)   For Allied Domecq's shareholders

(i)    UK taxation

The paragraphs set out below summarise the UK tax treatment of Allied Domecq shareholders under the Scheme. They are based on current UK legislation and an understanding of current Inland Revenue practice as at the date of this document.

The paragraphs are intended as a general guide and except where express reference is made to the position of non-UK resident and non-UK domiciled shareholders apply only to Allied Domecq shareholders who are resident and, if individuals, ordinarily resident and domiciled in the UK for tax purposes. They relate only to such Allied Domecq shareholders who hold their Allied Domecq shares directly as an investment (other than under a personal equity plan or an individual savings account) and who are absolute beneficial owners of those Allied Domecq shares. These paragraphs do not deal with certain types of shareholders, such as persons holding or acquiring shares in the course of trade or by reason of employment, collective investment schemes and insurance companies.

If you are in any doubt as to your taxation position or if you are resident or otherwise subject to taxation in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.

(i)    Tax on capital gains

Liability to UK tax on capital gains will depend on the individual circumstances of Allied Domecq shareholders and on the form of consideration received.

Share Capital Reorganisation

The subdivision and reclassification of the share capital of Allied Domecq, whereby the Allied Domecq shares will be subdivided and reclassified into A Shares and B Shares, should be regarded as a reorganisation of Allied Domecq's share capital. Accordingly, Allied Domecq shareholders who are resident or ordinarily resident in the UK should not be treated as having disposed of their Allied Domecq shares and no liability to UK tax on capital gains should arise in respect of this subdivision and reclassification. The A Shares and B Shares should be treated as acquired at the same cost and at the same time as the Allied Domecq shares were acquired.

Subsequent Cancellation – Cash Consideration

To the extent that an Allied Domecq shareholder who is resident or ordinarily resident in the UK receives cash under the Scheme, this should, except to the extent referred to in the next paragraph, be treated as a disposal, or part disposal, of his Allied Domecq Shares which may, depending on the Allied Domecq shareholder's individual circumstances (including the availability of exemptions or allowable losses), give rise to a liability to UK tax on capital gains.

If an Allied Domecq shareholder receives cash as well as new Pernod Ricard Shares and the amount of cash received is small in comparison with the value of his Allied Domecq shares, the Allied Domecq shareholder should not be treated as having disposed of the shares in respect of which the cash was received. Instead the cash should be treated as a deduction from the base cost of his Allied Domecq shares rather than as a part disposal.

Under current Inland Revenue practice, any cash payment of £3,000 or less or which is five per cent. or less of the market value of an Allied Domecq shareholder's holding of Allied Domecq shares should generally be treated as small for these purposes.

Any chargeable gain on a part disposal of a holding of Allied Domecq shares should be computed on the basis of an apportionment of the allowable cost of the holding by reference to the market value of the holding at the time of disposal and taking into account any taper relief and/or indexation allowance available (see below for further details).

Subsequent Cancellation – Acquisition of new Pernod Ricard shares

To the extent that an Allied Domecq shareholder who is resident or ordinarily resident in the UK receives new Pernod Ricard shares in exchange for his Allied Domecq shares and does not hold (either alone or together with persons connected with him) more than 5% of, or of any class of, shares in or debentures of Allied Domecq, he should not be treated as having made a disposal of his Allied Domecq shares. Instead, the new Pernod Ricard shares should be treated as the same asset as those Allied Domecq shares acquired at the same time and for the same consideration as those shares (or, where relevant, any old Allied Domecq shares).

Any Allied Domecq shareholder who holds (either alone or together with persons connected with him) more than 5% of, or of any class of, shares in or debentures of Allied Domecq is advised that an application for clearance has been made to the Inland Revenue under section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Offer. If such clearance is given, any such shareholder should be treated in the manner described in the preceding paragraph. The Offer is not conditional on such clearance being obtained.

Subsequent Disposal of new Pernod Ricard shares

A subsequent disposal of the new Pernod Ricard shares (whether pursuant to the dealing facility or otherwise) by a shareholder who is resident or ordinarily resident in the UK may, depending on individual circumstances (including the availability of exemptions and allowable losses), give rise to a liability to UK tax on capital gains.

A shareholder who is an individual and who is temporarily non-resident in the UK may, under anti-avoidance legislation, still be liable to UK tax on any capital gain realised (subject to available exemption or relief).

Any chargeable gain or allowable loss on a disposal of the new Pernod Ricard shares should be calculated taking into account a proportion of the allowable cost to the holder of acquiring his Allied Domecq shares (or, where relevant, any old Allied Domecq shares) based on an apportionment of the allowable cost of his Allied Domecq shares (or, where relevant, any old Allied Domecq shares) by reference to the market value of the new Pernod Ricard shares at the time of the exchange between any cash and new Pernod Ricard shares received.

For the purposes of calculating a chargeable gain but not an allowable loss arising on any disposal or part disposal of Allied Domecq shares or new Pernod Ricard shares, indexation allowance on the relevant proportion of the original allowable cost should be taken into account. For corporate shareholders, this indexation allowance will be calculated by reference to the date of disposal of the Allied Domecq shares or the new Pernod Ricard shares. For individual shareholders, the indexation allowance will be applied until April 1998 with taper relief (if available) applying thereafter until disposal, depending on the number of complete years for which the old Allied Domecq shares and/or Allied Domecq shares and/or new Pernod Ricard shares have been held.

Allied Domecq Shareholders who become holders of Pernod Ricard shares under the Offer and who are resident or ordinarily resident in the UK, but not domiciled in the UK, will be liable to UK capital gains tax only to the extent that chargeable gains made on the disposal of shares are remitted or deemed to be remitted to the UK.

Non-UK Resident shareholders

Allied Domecq shareholders who are not resident or ordinarily resident for tax purposes in the UK and who do not return to the UK within five years of the disposal will not be liable for UK tax on capital gains realised on the disposal of their Allied Domecq shares (to the extent they receive cash under the Scheme) or on a subsequent disposal of their new Pernod Ricard shares unless such shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency or, in the case of a corporate shareholder, through a permanent establishment. Such shareholders may be subject to foreign taxation on any gain under local law.

(b)   Tax on income

An Allied Domecq shareholder who becomes a holder of new Pernod Ricard shares under the Offer and who is resident or ordinarily resident in the UK or who carries on a trade in the UK through a UK branch or agency or, in the case of a corporate shareholder, a permanent establishment in connection with which their shares are held will generally be subject to United Kingdom income tax (at the rate of 10% in the case of a basic rate or lower rate taxpayer and 32.5% in the case of a higher rate taxpayer) or corporation tax, as the case may be, on the gross amount of any dividends paid by Pernod Ricard before deduction of French tax withheld (if any). UK resident or ordinarily resident shareholders may be able to apply for a reduced rate of withholding taxes under the applicable double tax treaty (see further below). French withholding tax withheld from the payment of a dividend (if any) and not recoverable from the tax authorities will generally be available as a credit against the income tax or corporation tax payable by the relevant Allied Domecq shareholder in respect of the dividend. Special rules apply to UK resident corporate shareholders that alone or together with their associates hold 10% or more of the voting power or 10% or more of the ordinary share capital of Pernod Ricard.

Allied Domecq shareholders who become holders of Pernod Ricard shares under the Offer and who are resident, but not domiciled, in the UK will be liable to UK income tax only to the extent that dividends paid by Pernod Ricard are remitted or deemed to be remitted to the UK.

Allied Domecq shareholders who become holders of new Pernod Ricard shares pursuant to the Offer are referred to paragraph (iii) below for a description of the French tax consequences (including withholding tax consequences) of holding new Pernod Ricard shares.

(c)   Other tax matters

Special tax provisions may apply to Allied Domecq shareholders who have acquired or who acquire their Allied Domecq shares by exercising options under the Allied Domecq share schemes, including provisions imposing a charge to income tax.

(d)   Stamp duty and stamp duty reserve tax ("SDRT")

No stamp duty or SDRT will be payable by Allied Domecq shareholders as a result of accepting the Offer.

No United Kingdom stamp duty will be payable in connection with a transfer of new Pernod Ricard shares in registered form executed outside the United Kingdom unless it relates to any property situated in, or to any matter or thing done or to be done in, the United Kingdom and the transfer is brought into the United Kingdom.

No United Kingdom stamp duty reserve tax will be payable in respect of any agreement to transfer new Pernod Ricard shares.

(ii)   US Federal Income Taxation

The following is a summary of certain limited US federal income tax consequences to US Holders (as defined below) of (i) exchanging their Allied Domecq shares or Allied Domecq ADRs for a mixture of cash and either new Pernod Ricard shares or new Pernod Ricard ADRs pursuant to the Scheme and (ii) holding new Pernod Ricard shares or new Pernod Ricard ADRs. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a US Holder's exchange of Allied Domecq shares or Allied Domecq ADRs. In particular, this summary does not address tax considerations applicable to investors that own or will own (directly or indirectly) 10 per cent. or more of the voting stock of Allied Domecq or Pernod Ricard, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, partnerships or other flow-through entities, dealers in securities or currencies, investors that have held the Allied Domecq Shares or Allied Domecq ADRs, or will hold the new Pernod Ricard shares, as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar). This summary assumes that US Holders have held their Allied Domecq shares or Allied Domecq ADRs as capital assets, and does not address the tax treatment of the Scheme under applicable state, local, foreign or other tax laws. This summary also assumes that Allied Domecq is not now and has not been a passive foreign investment company ("PFIC") as that term is defined in section 1297 of the US Internal Revenue Code of 1986, as amended (the "Code"), and that no Allied Domecq share or Allied Domecq ADR is treated as a share of PFIC stock by reason of the rule contained in section 1298(b)(1) of the Code. This summary assumes, further, that Pernod Ricard is not a PFIC. Pernod Ricard's possible status as a PFIC must be determined annually and therefore may be subject to change. If Pernod Ricard were to be a PFIC in any year, special, possibly materially adverse, consequences would result for US Holders.

As used herein, the term "US Holder" means a beneficial owner of Allied Domecq shares or Allied Domecq ADRs that is, for US federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation created or organised under the laws of the United States or any State thereof or the District of Columbia; (iii) an estate the income of which is subject to US federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the United States and France (the "Treaty"), all as currently in effect and all subject to change at any time, possibly with retroactive effect.

The US federal income tax treatment of a partner in a partnership will depend on the status of the partner and the activities of the partnership. Holders that are partnerships should consult their tax advisers concerning the US federal income tax consequences to their partners of (i) exchanging Allied Domecq shares or Allied Domecq ADRs for a mixture of cash and either new Pernod Ricard shares or new Pernod Ricard ADRs and (ii) the ownership and disposition of new Pernod Ricard shares or new Pernod Ricard ADRs.

In addition, US Holders outside the United States participating in the Dealing Facility should consult their own tax advisers regarding the US federal income tax consequences of participating in the Dealing Facility in light of their particular circumstances.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. US HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF EXCHANGING THEIR ALLIED DOMECQ SHARES OR ALLIED DOMECQ ADRs PURSUANT TO THE SCHEME, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF THE TREATY, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

The Scheme

The subdivision and reclassification of the share capital of Allied Domecq, whereby the Allied Domecq shares will be subdivided and reclassified into A Shares and B Shares, should be treated as a recapitalisation for US federal income tax purposes. Accordingly, US Holders of Allied Domecq shares and Allied Domecq ADRs should not recognise gain or loss as a result of such subdivision and reclassification for US federal income tax purposes. The basis and holding period for the A Shares and B Shares (and any ADRs in respect of the A Shares or B Shares) will be the same as the basis and holding period of the corresponding Allied Domecq shares or Allied Domecq ADRs.

In respect of the receipt of cash and/or new Pernod Ricard shares or new Pernod Ricard ADRs, US Holders will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between (i) the sum of the US dollar value of the amount of any cash, and the fair market value of any new Pernod Ricard shares or new Pernod Ricard ADRs (including any fractional share interest to which the US Holder is entitled), received pursuant to the Scheme, and (ii) the US Holder's adjusted basis in its Allied Domecq shares or Allied Domecq ADRs. This capital gain or loss will be long-term capital gain or loss if the US Holder's holding period in the Allied Domecq shares or Allied Domecq ADRs exceeds one year. Any gain or loss will generally be US source. A US Holder's basis in its new Pernod Ricard shares or new Pernod Ricard ADRs (including any fractional share interest to which the US Holder is entitled) will be equal to the fair market value of those shares or ADRs on the date of receipt, and its holding period in the new Pernod Ricard shares or new Pernod Ricard ADRs will begin on the date of receipt.

US Holders entitled to a fractional share interest in Pernod Ricard who will own less than one per cent. of the outstanding stock of Pernod Ricard following the Scheme generally will recognise capital gain or loss on the receipt of cash pursuant to the sale of the fractional share interest equal to the difference between the US dollar value of the cash received and the US Holder's basis in the interest, regardless of whether the cash is treated for US tax purposes as received by the US Holder from a sale of the fractional share interest by the US Holder to a third party, or a redemption of that fractional share interest by Pernod Ricard. US Holders who will own one per cent. or more of the outstanding stock of Pernod Ricard following the Scheme, or who (taking into account complex constructive ownership attribution rules under the Code) do not experience any reduction in their percentage ownership interest in Pernod Ricard as a result of the sale of a fractional share interest, should consult their own tax advisers concerning the proper US tax treatment of cash received pursuant to the sale of a fractional share interest.

A US Holder that receives foreign currency on the exchange of Allied Domecq shares or Allied Domecq ADRs pursuant to the Scheme, or the sale of fractional share interests in Pernod Ricard, will realise an amount equal to the US dollar value of the foreign currency on the date of sale or exchange. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or exchange and the settlement date. However, in the case of Allied Domecq shares or Allied Domecq ADRs traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale or exchange, and no exchange gain or loss will be recognised at that time.

Foreign currency received on the sale or exchange of an Allied Domecq share or Allied Domecq ADR, or a fractional share interest in Pernod Ricard, will have a tax basis equal to its US dollar value on the settlement date. Gain or loss, if any, recognised on a subsequent sale, conversion or disposition of the foreign currency will be ordinary income or loss, and will generally be US source income or loss. However, if the foreign currency is converted into US dollars on the date received by the US Holder, the US Holder should not recognise any gain or loss on conversion.

Pernod Ricard Shares

US Holders of New Pernod Ricard ADRs

For US federal income tax purposes, a US Holder of new Pernod Ricard ADRs will be treated as the owner of the corresponding number of new Pernod Ricard shares held by the Pernod Ricard ADR Depositary, and references herein to new Pernod Ricard shares refer also to new Pernod Ricard ADRs representing the new Pernod Ricard shares.

Dividends

General.    The gross amount of any distribution paid by Pernod Ricard out of current or accumulated earnings and profits (as determined for US federal income tax purposes), before reduction for any withholding tax imposed with respect thereto, will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the new Pernod Ricard shares and thereafter as capital gain. However, Pernod Ricard will not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Holders should therefore assume that any distribution by Pernod Ricard with respect to new Pernod Ricard shares will constitute ordinary dividend income. US Holders should consult their own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from Pernod Ricard.

For taxable years that begin before 2009, dividends paid by Pernod Ricard will be taxable to a non-corporate US Holder at the special reduced rate normally applicable to capital gains, provided Pernod Ricard qualifies for the benefits of the Treaty. A US Holder will be eligible for this reduced rate only if it has held the new Pernod Ricard shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

US Holders should consult their tax advisers concerning the applicability of the foreign tax credit and source of income rules to dividends on the new Pernod Ricard shares.

Foreign currency dividends.    Dividends paid in euros will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received (or treated as received) by the US Holder, regardless of whether euros are converted into US dollars at that time. If dividends received in euros are converted into US dollars on the day they are received (or treated as received) by the US Holder or Pernod Ricard ADR Depositary (as applicable), the US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income. If euros received are not converted into US dollars on the date of receipt, the US Holder will have a basis in euros equal to the US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of euros generally will be treated as ordinary income or loss to the US Holder, and generally will be income or loss from sources within the United States for US foreign tax credit purposes.

Effect of French withholding taxes.    As discussed in "French Taxation – French taxation issues relevant to US residents – Taxation of dividends paid in respect of New Pernod Ricard Shares", under current law payments of dividends by Pernod Ricard to US investors are subject to a 25% French withholding tax. The rate of withholding tax applicable to US Holders that are eligible for benefits under the Treaty is reduced to a maximum of 15% For US federal income tax purposes, US Holders will be treated as having received the amount of French taxes withheld by Pernod Ricard, and as then having paid over the withheld taxes to the French taxing authorities. As a result of this rule, the amount of dividend income included in gross income for US federal income tax purposes by a US Holder with respect to a payment of dividends may be greater than the amount actually received (or receivable) by the US Holder from Pernod Ricard with respect to the payment.

A US Holder should generally be entitled, subject to certain limitations, to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for French income taxes withheld by Pernod Ricard. US Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of any French taxes withheld in excess of the 15% maximum rate, and with respect to which the holder can obtain a refund from the French taxing authorities.

For purposes of the foreign tax credit limitation, foreign source income is classified in one of several "baskets", and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Dividends paid by Pernod Ricard generally will constitute foreign source income in the "passive income" basket (or, after December 31, 2006, "passive category income" basket). If a US Holder receives a dividend from Pernod Ricard that qualifies for the reduced rate described above under "Dividends – General", the amount of the dividend taken into account in calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. In certain circumstances a US Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend including, for example, circumstances in which the US Holder has not held the new Pernod Ricard shares for at least 16 days in the 31-day period beginning 15 days before the ex dividend date.

For purposes of determining the amount of the available credit or deduction, for taxable years beginning before 2005, US Holders that are accrual basis taxpayers must translate the amount of French taxes withheld into US dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all US Holders must translate taxable dividend income into US dollars at the spot rate on the date received. This difference in exchange rates may reduce the US dollar value of the credits or deductions for French taxes relative to the US Holder's US federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, US Holders that are accrual basis taxpayers may elect to translate the amount of French taxes withheld into US dollars using the exchange rate in effect on the day the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent taxable years, unless revoked with the consent of the Internal Revenue Service.

Prospective holders should consult their tax advisers concerning the foreign tax credit implications of the payment of French taxes and receiving a dividend from Pernod Ricard that is eligible for the special reduced rate described above under "Dividends – General".

Exchange of new Pernod Ricard ADRs for new Pernod Ricard shares

No gain or loss will be recognised upon the exchange of new Pernod Ricard ADRs for the US Holder's proportionate interest in new Pernod Ricard shares. A US Holder's tax basis in the withdrawn new Pernod Ricard shares will be the same as the US Holder's tax basis in the new Pernod Ricard ADRs surrendered, and the holding period of the new Pernod Ricard shares will include the holding period of the new Pernod Ricard ADRs.

Sale or other disposition

Upon a sale or other disposition of new Pernod Ricard shares or new Pernod Ricard ADRs (other than an exchange of new Pernod Ricard ADRs for new Pernod Ricard shares), a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder's adjusted tax basis in the new Pernod Ricard shares or new Pernod Ricard ADRs. This capital gain or loss will generally be US source and will be long-term capital gain or loss if the US Holder's holding period in the new Pernod Ricard shares or new Pernod Ricard ADRs exceeds one year. However, regardless of a US Holder's actual holding period, any loss may be long-term capital loss to the extent the US Holder receives a dividend that qualifies for the reduced rate described above under "Dividends – General", and exceeds 10%. of the US Holder's basis in its new Pernod Ricard shares.

The amount realised on a sale or other disposition of new Pernod Ricard shares or new Pernod Ricard ADRs for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss

(taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of new Pernod Ricard shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time. Foreign currency received on the sale or other disposition of a new Pernod Ricard share will have a tax basis equal to its US dollar value on the settlement date.

Backup withholding and information reporting

Payments of dividends and other proceeds with respect to new Pernod Ricard shares by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Payments in exchange for Allied Domecq shares or Allied Domecq ADRs pursuant to the Scheme may be subject to US reporting to the Internal Revenue Service if such payments are made to or through a US broker or agent. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Reportable transactions

A US taxpayer that participates in a "reportable transaction" (as defined in the applicable US Treasury regulations) will be required to disclose its participation to the IRS on Form 8886. The scope and application of these rules is not entirely clear. US Holders should consult their tax advisers as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of any euro (or other non-US currency) received as a dividend or as proceeds from the sale or exchange of Allied Domecq shares, Allied Domecq ADRs, new Pernod Ricard shares or new Pernod Ricard ADRs.

(iii) French taxation

The paragraphs set out below summarise the material French tax consequences for UK or US resident Allied Domecq shareholders who are issued new Pernod Ricard shares pursuant to the Offer and who do not have their fiscal domicile in France or hold the new Pernod Ricard shares in connection with a permanent establishment or fixed base located in France. The summary is based on current French legislation and an understanding of current practice of the French tax administration as at the date of this document and is subject to any changes in applicable French legislation or in any applicable double tax treaties with France.

The following paragraphs are intended as a general guide and if you are in any doubt as to your taxation position, you should consult an appropriate professional adviser immediately.

(a)   French taxation issues relevant to UK resident shareholders

Taxation on sale or other disposition of new Pernod Ricard shares

Under the terms of the double taxation treaty between the UK and France on income, dated May 22, 1968, gains arising to UK resident individuals entitled to such treaty benefits from the disposal of New Pernod Ricard Shares will not be subject to French tax. Gains arising to UK resident companies entitled to such treaty benefits from the disposal of new Pernod Ricard shares will not be subject to French tax.

Under French domestic law, any gain realised by a shareholder on a redemption of new Pernod Ricard shares by Pernod Ricard generally will be treated as a dividend and will be subject to French dividend withholding tax, as described hereinafter, unless all Pernod Ricard accumulated earnings and profits, as determined for tax purposes, have been distributed.

Taxation of dividends paid in respect of new Pernod Ricard shares

Dividends payable to non-residents are normally subject to a 25% French withholding tax. However, under the terms of the double taxation treaty between the UK and France, UK resident companies controlling directly or indirectly, alone or together with one or more associated companies, less than 10% of the voting power in Pernod Ricard and UK resident individuals, that are entitled to treaty benefits, will, subject to certain exemptions, be subject to a reduced French withholding tax equal to 15% of the dividend paid. The provisions relating to UK resident companies controlling directly or indirectly, alone or together with one or more associated companies, at least 10% of the voting power or 10% or more of the ordinary share capital in Pernod Ricard are not considered in this discussion.

Unless a claim under the applicable forms is made and accepted before a dividend is paid, tax will be deducted at source at the rate of 25% of the dividend paid and a refund must be claimed in respect of 10% of the dividend paid.

French Estate, Gift and Wealth Taxes

Transfers of new Pernod Ricard shares by gift by, or by reason of death of, a UK shareholder will be subject to French gift or inheritance tax under French domestic tax law and under the Convention between the UK and France on inheritance tax.

Wealth tax generally does not apply to UK shareholders that are not individuals or, in the case of UK resident natural persons, who own, directly or indirectly, less than 10% of the capital of Pernod Ricard so far as these shares do not permit them to exert any influence over Pernod Ricard.

(b)   French taxation issues relevant to US resident shareholders

Taxation on sale or other disposition of new Pernod Ricard shares

Under the terms of the treaty between the US and France for the avoidance of double taxation on income and wealth, dated August 31, 1994, gains arising to US resident individuals entitled to such treaty benefits under the limitation of benefits provisions in Article 30 of the treaty from the disposal of new Pernod Ricard shares will not be subject to French tax. Gains arising to US resident companies entitled to such treaty benefits under the limitation of benefits provisions in Article 30 of the treaty from the disposal of new Pernod Ricard shares will not be subject to French tax.

Under French domestic law, any gain realised by a shareholder on a redemption of new Pernod Ricard shares by Pernod Ricard generally will be treated as a dividend and will be subject to French dividend withholding tax, as described hereinafter, unless all Pernod Ricard accumulated earnings and profits, as determined for tax purposes, have been distributed.

Taxation of dividends paid in respect of new Pernod Ricard shares

As indicated in paragraph (a) above, dividends payable by French resident companies to non-residents are normally subject to a 25% French withholding tax. However, under the terms of the double taxation treaty between the US and France, US resident companies controlling directly or indirectly less than 10% of the share capital of Pernod Ricard and US resident individuals that are entitled to such treaty benefits under the limitation of benefits provisions in Article 30 of the treaty will be subject to a reduced French withholding tax equal to 15% of the dividend paid. The provisions relating to US resident companies controlling directly or indirectly at least 10% of the share capital of Pernod Ricard are not considered in this discussion.

Unless a claim under the applicable forms is made and accepted before a dividend is paid, tax will be deducted at source at the rate of 25% of the dividend paid and a refund must be claimed in respect of 10% of the dividend paid.

French estate, gift and wealth taxes

Transfers of new Pernod Ricard shares by gift by, or by reason of death of, a US shareholder that would be subject to French gift or inheritance tax under French domestic tax law will not be subject to such French tax by reason of the convention between the US and France for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on estates, inheritances and gifts, dated November 24, 1978 unless the donor or decedent is domiciled in France within the meaning of that Convention at the time of making the gift, or the time of his or her death.

Under French tax law and the double taxation treaty between the US and France, French wealth tax generally does not apply to US shareholders that are not individuals or in the case of US resident natural persons, who own alone or with their parents, directly or indirectly, new Pernod Ricard shares representing the right to less than 25% of Pernod Ricard profits.

3.2.3.4    Approval of the Transaction: Shareholders Meetings called to vote on the Transaction and the sanction of the competent Courts

The completion of the Scheme of Arrangement requires the approval of the Allied Domecq shareholders at both a meeting convened by the Court (the "Court Meeting") and an extraordinary general meeting of the Allied Domecq shareholders (the "Extraordinary General Meeting"), both of which will take place on July 4, 2005.

(a)   The Court Meeting

The Court Meeting will take place on July 4, 2005 under the supervision of the Court with a view to obtaining the approval of the Shareholders of Allied Domecq for the proposed Scheme of Arrangement. Each shareholder present or represented at the Court Meeting will have the right to a number of votes equivalent to the number of shares that he/she holds in the share capital of Allied Domecq. The Scheme of Arrangement must receive the approval of the majority in number representing at least 75% in value of the shareholders present or represented.

(b)   The Extraordinary General Meeting

The Extraordinary General Meeting of Allied Domecq has been set for July 4, 2005 with a view to approving, by a majority of 75% of the shareholders present or represented, the following resolutions:

(i)
the division of the share capital of Allied Domecq and the reclassification of the existing shares into two classes of shares, A Shares and B Shares, as described in paragraph 2.2.1.2 above;

(ii)
the cancellation of all the existing A Shares and B Shares and the approval of the issue by Pernod Ricard of new shares in accordance with the provisions of the Scheme of Arrangement; and

(iii)
the changes to the Articles of Association of Allied Domecq necessary for the completion of the Scheme of Arrangement.

The members of the Pernod Ricard Group which hold Allied Domecq shares may not exercise the voting rights corresponding to these shares either at the Court Meeting or at the Extraordinary General Meeting of the shareholders of Allied Domecq.

(c)   Extraordinary Shareholders' Meeting of Pernod Ricard

The shareholders of Pernod Ricard convened for the Extraordinary Meeting on June 20, 2005 will be requested to approve, by a majority of two-thirds of the shareholders present or represented:

(i)
the contribution of all the B Shares by Allied Domecq shareholders as well as the valuation and remuneration of the contribution;

(ii)
the issue of new Pernod Ricard shares intended as consideration for the contribution of the B Shares of Allied Domecq subject to the condition precedent that the Scheme of Arrangement be declared "effective"; and

(iii)
the corresponding modifications to the bylaws.

(d)   Decisions of the Court

In accordance with the Companies Act 1985, the Scheme of Arrangement must be approved by the Court. The Court hearings to approve the Scheme of Arrangement and confirm the reduction in share capital of Allied Domecq will take place on July 22, 2005 and July 25, 2005, respectively.

The Scheme of Arrangement will become "effective" as soon as a copy of the decision of approval of the Scheme of Arrangement by the Court has been filed at the Registrar of Companies of England and Wales and once the decision to reduce the share capital taken by the Court has been registered with the said Registrar.

(e)   Effectiveness of the Scheme of Arrangement

Once the Scheme of Arrangement has become "effective", it will be binding on all the shareholders of Allied Domecq whether or not they voted in favour of the Scheme of Arrangement at the Court Meeting and at the Extraordinary General Meeting of the shareholders of Allied Domecq. If the Scheme of Arrangement is not "effective" before October 31, 2005 or any other subsequent date on which Pernod

Ricard and Allied Domecq may agree, with the agreement of the Court and the Panel, the Scheme could not then become "effective", the subdivision and reclassification of the shares as well as the reduction in the share capital of Allied Domecq to zero and the Transaction would not be completed.

3.2.3.5    Commissaires aux Apports (names and address, date of appointment, date of report)

A request for the purposes of appointing the Commissaires aux Apports was submitted on April 21, 2005 with the Chief Judge of the Commercial Court of Paris.

In an order of April 22, 2005, the Chief Judge of the Commercial Court of Paris appointed Mr. Jean Charles de Lasteyrie, residing at 2, avenue Hoche, 75008 Paris, Mr. Dominique Ledouble, residing at 99, boulevard Haussmann, 75008 Paris and Mr. Alain Abergel, residing at 143, rue de la Pompe, 75116 Paris, as Commissaires aux Apports for the purpose of:

(i)
opining on the value of the contribution in kind; and

(ii)
expressing an opinion as to the fairness, to Pernod Ricard shareholders, of the Transaction.

On May 18, 2005, the Commissaires aux Apports submitted their report which is reproduced in its entirety in paragraph 3.8.

3.2.3.6    Description of the cooperation agreements in relation to the implementation of the Scheme of Arrangement

Allied Domecq, Pernod Ricard and Goal Acquisitions Limited entered into a cooperation agreement (the "Scheme Cooperation Agreement") on April 20, 2005 under the terms of which:

(i)
Allied Domecq agreed to pay Pernod Ricard a break fee of £37 million in the event that a competing offer (in the form stipulated by Rule 2.5 of the City Code) recommended by Allied Domecq should be announced before October 21, 2005 and if this competing offer should become or were declared unconditional in all respects or were to become effective in any other manner whatsoever; and

(ii)
Pernod Ricard agreed to pay Allied Domecq a break fee of £37 million in the event that Pernod Ricard were to lapse its Offer as a result of failure to obtain the necessary approvals to effect the Transaction from its shareholders.

The Scheme Cooperation Agreement also governs relations between Pernod Ricard, Goal Acquisitions Limited and Allied Domecq during the period running from the announcement of the Offer on April 21, 2005 and the Effective Date (or the date on which the Offer to purchase Allied Domecq by Pernod Ricard lapses). Among other provisions, the parties agreed to cooperate with a view to the implementation of the Scheme of Arrangement and Allied Domecq has made certain commitments concerning the conduct of its business during this period.

Lastly, the Scheme Cooperation Agreement stipulates that Allied Domecq accepts that the document which will be sent to the shareholders of Allied Domecq concerning the Scheme of Arrangement (the "Scheme Circular") includes a unanimous recommendation of the Directors of Allied Domecq to vote in favour of the resolution that will be proposed by the Extraordinary Shareholders' Meetings in favour of the Scheme of Arrangement, unless these Directors have decided, in good faith, in accordance with their fiduciary obligations, that they cannot issue such a recommendation.

The Scheme Cooperation Agreement is described in more detail in paragraph 7.4.7.

3.2.3.7    Description of the financing agreements for the Transaction

In connection with the Transaction, Pernod Ricard and Goal Acquisitions (Holdings) Limited concluded on April 21, 2005 a multi-currency loan agreement with J.P. Morgan plc, Morgan Stanley Bank International Limited, BNP Paribas, The Royal Bank of Scotland plc and Société Générale as Arrangers, BNP Paribas as Agent and J.P. Morgan Chase Bank N.A., Morgan Stanley Bank International Limited, BNP Paribas, The Royal Bank of Scotland plc and Société Générale as initial lenders, under the terms of which the lenders would provide Pernod Ricard and Goal Acquisitions (Holdings) Limited and certain subsidiaries of Pernod Ricard with lines of credit amounting to a maximum of approximately € 9.3 billion.

The loan agreement includes the following facilities:

a.
Facility A: euro denominated term loan facility of € 1,250,000,000 available to Pernod Ricard;

b.
Facility B: euro denominated term loan facility of € 225,000,000 and US dollar denominated term loan facility of US$1,185,000,000 available to any Borrower as defined in the loan agreement;

c.
Facility C: subdivided into a C1 Tranche, itself subdivided into two tranches respectively of a total of € 760,000,000 and US$965,000,000 and a C2 Tranche, itself subdivided into two tranches respectively of a total of € 1,355,000,000 and US$1,740,000,000 available to any Borrower as defined in the loan agreement;

d.
Facility D: euro denominated revolving credit facility of € 1,000,000,000 and a multi-currency revolving credit facility of € 750,000,000 available to any Borrower as defined in the loan agreement; and

e.
Facility E: a multicurrency revolving credit facility of € 1,000,000,000 (reducing to € 750,000,000 twelve months after the Effective Date, and to € 500,000,000 24 months after the Effective Date) available to any Borrower as defined in the loan agreement.

The amounts provided under Facilities A, B and C are to be used in order to (i) finance the cash element of the consideration that has to be paid under the terms of the Scheme of Arrangement (ii) finance the costs associated with the Scheme of Arrangement and (iii) refinance certain liabilities of Pernod Ricard, Allied Domecq and of their respective subsidiaries. The amounts provided under Facility D shall be used for the refinancing of certain liabilities of Pernod Ricard (notably the OCEANE convertible bonds) and Allied Domecq and their subsidiaries and for the guarantee and/or the refinancing of treasury notes programme of Pernod Ricard (the "billets de trésorerie") and commercial paper programmes of Allied Domecq. The amounts provided under the Facility E are to be used for general corporate purposes.

The rate of interest would correspond to Libor (or, for amounts denominated in Euros, to Euribor) plus a spread calculated depending on the rating of Allied Domecq by two rating agencies.

Commitments fees shall be payable on the undrawn amounts until the date of the first use as regards Facilities A and B and until the last drawdown date for Facilities C, D and E.

Other fees (agent's, arrangement, drawdown and participation fees etc) would also be payable by Pernod Ricard under a separate fee letter.

The loan agreement does not stipulate the creation of security over the assets of Pernod Ricard or of its subsidiaries. However, Pernod Ricard undertakes to guarantee, itself, compliance with their obligations by the other borrowers, subject to the usual limits applicable to French guarantor entities (ban on financial assistance, corporate embezzlement, etc). Certain existing or future subsidiaries of Pernod Ricard may also become guarantors under the loan agreement, subject to the same usual limits.

In the event of a change in control of Pernod Ricard, Pernod Ricard and the lenders must negotiate the eventual continuation of the loan agreement. In the event of failure, any lender may request the immediate repayment of the outstanding loans. Similarly, after the occurrence of a default event (payment default, cross default, bankruptcy proceedings of a major subsidiary, etc) the Agent or the majority of the lenders may request the immediate repayment of the outstanding loans.

The loan agreement includes certain usual declarations and guarantees and obliges Pernod Ricard and Goal Acquisitions Limited (and, after their adherence to the loan agreement, certain significant subsidiaries of the Group) to comply with the usual commitments for loan contracts of a similar kind. Furthermore, the loan agreement stipulates certain usual restrictions which limit the ability of Pernod Ricard and of its subsidiaries to carry out certain transactions, notably involving disposals, acquisitions, mergers and the incurring additional indebtedness.

3.2.4    Detailed description of the agreements signed with Fortune Brands

3.2.4.1    Summary of assets and brands transferred to Fortune Brands

Following the Scheme of Arrangement becoming effective, Pernod Ricard has committed to transfer to Fortune Brands, certain of the Allied Domecq assets as described in paragraph 3.2.1 of this document. Pernod Ricard has also committed to sell to Fortune Brands its Larios brand for approximately €109 million.

Fortune Brands, a company incorporated in the United States of America, is a leading consumer brands company with annual sales exceeding US$7 billion. Fortune Brands' operating companies have premier brands and leading market positions in home and hardware products, spirits and wine and golf products.

Fortune Brands' major spirits and wine brands, sold by units of Jim Beam Brands Worldwide Inc., include Jim Beam and Knob Creek bourbons, DeKuyper cordials, The Dalmore single malt Scotch, Vox vodka and Geyser Peak and Wild Horse wines.

Fortune Brands has a current market capitalisation of approximately US$12.6 billion (based on a closing price of US$86.95 per share on May 19, 2005) and is traded on the New York Stock Exchange.

Additional information on Fortune Brands is available at the head office of Fortune Brands, 300 Tower Parkway, Lincolnshire, IL 60069, USA and on the company's internet site: www.fortunebrands.com.

In connection with the Transaction, Pernod Ricard has entered into a binding agreement (the "Framework Agreement") to sell certain Allied Domecq brands, production and distribution assets, in addition to Pernod Ricard's Larios brand, to Fortune Brands for approximately £2.8 billion in cash. These monies will be used, inter alia, to subscribe for tracker shares in Goal Acquisitions Limited (providing Fortune Brands with certain economic rights relating to the Allied Domecq assets it will acquire) and through Goal Acquisitions Limited to partially fund the cash consideration payable to Allied Domecq shareholders under the Scheme of Arrangement.

The Allied Domecq brands and assets which Fortune Brands will acquire include:

•
core brands – Sauza, Maker's Mark, Courvoisier and Canadian Club;

•
local market leaders – Castellana, Centenario, Cockburn's, DYC, Fundador, Harveys, Jacobi, Kuemmerling, Laphroaig and Teacher's;

•
premium wines – Clos du Bois, William Hill, Gary Farrell, Buena Vista and certain other US wines; and

•
distribution assets in the United Kingdom, Spain and Germany and for US wine.

The above brands (together with the Larios brand to be sold to Fortune Brands) had volumes of approximately 18 million cases in aggregate in the financial year ended August 31, 2004 and generated sales of approximately €1.0 billion and direct brand contribution of approximately €0.4 billion during the year ended August 31, 2004.

The transaction with Fortune Brands is conditional only upon the Scheme becoming effective. Upon the Scheme becoming effective, Fortune Brands will receive management and economic rights in respect of the above Allied Domecq brands and assets. Pernod Ricard has committed to transfer these assets to Fortune Brands within six months of the Scheme becoming effective.

The proposed sale of assets to Fortune Brands has been documented in several agreements between Pernod Ricard and Fortune Brands, which are described below.

3.2.4.2    Framework Agreement

The Framework Agreement entered into by Pernod Ricard and Fortune Brands on April 21, 2005 regulates the financing of the Transaction by Fortune Brands, the allocation of certain assets and liabilities that are currently owned by Allied Domecq between Pernod Ricard and Fortune Brands and the methods of transfer of the relevant Allied Domecq assets to Fortune Brands.

On becoming a party to the Framework Agreement, Allied Domecq will:

(i)
more specifically identify, not encumber and transfer the assets to be acquired by Fortune Brands;

(ii)
procure the issue (to the extent permitted by law) of "B shares" in certain material subsidiaries of Allied Domecq to Fortune Brands (giving Fortune Brands the right to, amongst other things, manage and operate the businesses which are Allied Domecq assets to be transferred to Fortune Brands and which are owned by such subsidiaries but not granting any material economic rights);

(iii)
procure the facilitation of Fortune Brands' management of those assets it is to acquire in the interim period prior to the transfer; and

(iv)
procure the grant (to the extent permitted by law) of appropriate security to Fortune Brands over certain companies that hold assets to be acquired by Fortune Brands and over certain material intellectual property rights that are to be acquired by Fortune Brands.

(a)   Rights and obligations under the Framework Agreement

The Framework Agreement provides that Pernod Ricard will be responsible for the reorganisation of Allied Domecq with a view to separating the assets and liabilities that are to be acquired by Fortune Brands from those that are to be retained by Pernod Ricard and determining and implementing the timetable for the transfer to Fortune Brands of the Allied Domecq assets to be transferred to it, which must take place within 6 months following the Effective Date.

The Framework Agreement also provides for the financing arrangements from Fortune Brands in the acquisition of Allied Domecq, by way of subscription by Fortune Brands for tracker shares for a value of approximately £2.7 billion in Goal Acquisitions Limited. These shares provide Fortune Brands with certain economic rights relating to assets to go to Fortune Brands. The tracker shares will be redeemed or acquired for an amount equal to their nominal value of approximately £2.7 billion as the aforementioned assets are transferred to Fortune Brands.

Fortune Brands will receive rights (B Shares) in certain important subsidiaries of the Pernod Ricard Group which are to hold significant Allied Domecq assets to go to Fortune Brands. Notably, these rights will allow rights over the treatment of assets which are ultimately to go to Fortune Brands and to oppose certain decisions in order to impose its rights under the Framework Agreement.

To the extent permitted by law, Fortune Brands will also receive B Shares in certain of the Pernod Ricard subsidiaries that are (or that will hold) material assets to be transferred to Fortune Brands. The "B Shares" will give Fortune Brands rights, among other things, to manage and operate the businesses which are Fortune Assets and which are owned by such subsidiaries, to appoint and remove directors of such subsidiaries and to veto certain actions affecting the assets to be transferred to Fortune Brands to give effect to its rights under the Framework Agreement. During the six months following the Effective Date, the Allied Domecq assets to be transferred to Fortune Brands may not be sold or encumbered (other than in the ordinary course of business or in accordance with the Framework Agreement) and no action may be taken which is reasonably likely to endanger the solvency of any of the Pernod Ricard subsidiaries that hold material Allied Domecq assets to be transferred to Fortune Brands or would have a material and adverse effect on the ability of the relevant company to operate its business substantially as operated on the Effective Date. In addition, to the extent permitted by law, Fortune Brands will be granted a security interest in:

  (a)
  certain of the US and Mexican Pernod Ricard subsidiaries that are (or that hold) material Allied Domecq assets to be transferred to Fortune Brands; and

  (b)
  certain material intellectual property rights that are Allied Domecq assets to be transferred to Fortune Brands in each case where transfers of the relevant assets to Fortune Brands are not intended to occur within four weeks after the Effective Date.

(b)   Purchase price to be paid by Fortune Brands

Fortune Brands will pay Goal Acquisitions Limited £2,721,621,217 on the Effective Date, in exchange for tracker shares as described above. Upon each transfer of Allied Domecq assets to be transferred to Fortune Brands, Fortune Brands will be responsible for paying the consideration applicable to such assets. The Framework Agreement provides that if such consideration is paid by Fortune Brands in cash, a number of Fortune Brands' "tracker shares" will be acquired or redeemed for a sum equal to such cash consideration. If the consideration is not paid entirely in cash, the Framework Agreement provides for the remaining balance to be offset or netted against the obligation to redeem or acquire Fortune Brands' tracker shares having nominal value equal to the consideration not paid in cash, so as to satisfy and discharge Fortune Brands' payment obligation in respect of the Allied Domecq assets to be transferred to Fortune Brands transferred at a particular time. By the end of the six months from the Effective Date, all Fortune Brands' tracker shares will have been redeemed or acquired for an amount equal to their nominal value of £2,721,621,217.

The consideration for the Allied Domecq assets to be transferred to Fortune Brands is subject to adjustment based upon:

(i)
the difference between the estimated direct brand contribution and the actual direct brand contribution of the brands that are Allied Domecq assets to be transferred to Fortune Brands;

(ii)
the difference between the estimated working capital and the actual working capital of the subsidiaries that are Allied Domecq assets to be transferred to Fortune Brands;

(iii)
the amount of any net cash or debt in the subsidiaries that are Allied Domecq assets to be transferred to Fortune Brands as of the Effective Date; and

(iv)
certain other adjustments relating to the period between the Effective Date and the transfer of the relevant assets to Fortune Brands. As a result of such adjustments, the consideration paid for the "tracker shares" may not be equal to the consideration Fortune Brands ultimately pays for the Allied Domecq assets to be transferred to Fortune Brands.

In addition, Fortune Brands may be required to make payments to fulfil its obligation that the Allied Domecq assets to be transferred to Fortune Brands be adequately funded.

(c)   Liabilities

Liabilities

The Framework Agreement generally provides that Fortune Brands and its subsidiaries will acquire such title to the Allied Domecq assets to be transferred to Fortune Brands as is possessed by Allied Domecq or its subsidiaries as at the date on which the relevant asset is transferred to Fortune Brands or its subsidiaries, and as is transferable. The Framework Agreement also generally provides that liabilities related to the Allied Domecq assets to be transferred to Fortune Brands will be assumed by Fortune Brands and its subsidiaries whereas liabilities related to the Allied Domecq assets to be transferred to Pernod Ricard will be retained by Pernod Ricard. Each party has also agreed to indemnify the other party for liabilities related to assets that the indemnifying party will ultimately own.

The Framework Agreement also provides for the allocation of tax liabilities and tax assets between the Allied Domecq assets to be transferred to Fortune Brands and those to be transferred to Pernod Ricard. Such provisions generally allocate: (i) tax liabilities (and assets) accrued and payable prior to the Effective Date to Pernod Ricard (other than in respect of the distribution businesses to be acquired by Fortune Brands which are allocated to Fortune Brands); (ii) tax liabilities (and assets) arising prior to, but payable after, the Effective Date are allocated between Fortune Brands and Pernod Ricard in accordance with the agreed allocation of working capital; (iii) tax liabilities (and assets) arising after the Effective Date to Fortune Brands to the extent that they relate to the Allied Domecq assets to be transferred to Fortune Brands, or, in the opposite case, to Pernod Ricard; (iv) transfer and other similar taxes related to the acquisition of the Allied Domecq assets to be transferred to Fortune Brands; (v) transfer and other similar taxes related to the reorganisation and separation of the Allied Domecq assets to be transferred to Pernod Ricard and retained by Pernod Ricard; and (vi) transfer and other similar taxes related to the Allied Domecq acquisition, to Fortune Brands and Pernod Ricard in accordance with their respective contributions to the Allied Domecq acquisition purchase price.

Pursuant to the Framework Agreement, Pernod Ricard will retain Allied Domecq's United Kingdom defined benefit pension schemes and Fortune Brands will be obligated to establish a new defined benefit pension scheme by April 6, 2006. Subject to receipt of an agreed transfer amount, the new scheme will provide past service benefits for consenting members employed in relation to Allied Domecq assets to be transferred to Fortune Brands which are no less favourable than those accrued under the existing Allied Domecq schemes. Until Fortune Brands has established the new scheme, the employees of Pernod Ricard subsidiaries employed in relation to Allied Domecq assets to be transferred to Fortune Brands will be allowed to participate in the Allied Domecq schemes. Fortune Brands will not assume any pension liabilities in respect of former employees of Pernod Ricard subsidiaries which are employed in relation to Allied Domecq assets to be transferred to Fortune Brands.

3.2.4.3    Related contracts

(a)   Transition services

The Framework Agreement also provides for:

—
the provision of transition services at cost by each party to the other party with respect to the elements of the Allied Domecq business such other party acquires for a period of twenty-four months from the Effective Date (with the exception of brand distribution for the other party, which is limited to 6 months).

—
the supply of production services (distillation, blending, dilution and other manufacturing and production services) and of packaging services (bottling, labelling, packaging, placing in cases for distribution); and

—
the mutual granting of licences to utilise certain intellectual property rights free of charge.

In this respect, Pernod Ricard will procure that the members of the Fortune Brands group are awarded a non-exclusive license to utilise the intellectual property rights concerning the Allied Domecq name as required.

(b)   Larios Asset Purchase Agreement

An asset purchase agreement between Pernod Ricard, Larios Pernod Ricard S.A. ("Larios") and Fortune Brands is attached to the Framework Agreement as an agreed form document and was entered into on April 21, 2005. The agreement sets out the terms for the acquisition by Fortune Brands of certain Larios spirits, liqueur and wine brands and related assets currently owned by the Group.

(c)   Transaction Cooperation Agreement

Pernod Ricard and Fortune Brands entered into an agreement dated April 21, 2005 (the "Transaction Co-operation Agreement") which governs the relationship between them under the Scheme and management of the Transaction and the Scheme of Arrangement.

The Transaction Co-operation Agreement provides that Pernod Ricard will alone control the Offer subject to prior consultation with Fortune Brands, where possible, and in certain situations, in particular in relation to any issues that materially affect the Transaction.

The Transaction Co-operation Agreement also provides that the parties will take all reasonable steps and actions necessary to obtain the necessary antitrust approvals.

Finally, the Transaction Co-operation Agreement provides that each party will not enter into any discussions or negotiations relating to, or solicit or encourage any person to enter into, any arrangements or agreements, for the purpose of acquiring all (or substantially all) of the shares or all or part of the assets of Allied Domecq.

3.2.5    Overview of the Pernod Ricard Group resulting from transactions proposed with Allied Domecq and Fortune Brands

The impact of the acquisition of Allied Domecq by the Pernod Ricard Group, both on the portfolio of brands and on the major financial figures of the enlarged group, is set out in paragraph 3.2.1.

3.2.6    New platform and core priorities

In 2001, the Pernod Ricard Group had already taken a major strategic step by purchasing a portfolio of wine and spirits assets from the Canadian company, Seagram, several of its most prestigious brands that were, unfortunately in decline (Chivas, Martell). The Group demonstrated that it could reinvigorate these brands and relaunch their development, notably in the Asian market. This was accompanied by the successful integration of the Seagram teams, which participated in the successes achieved.

In 2005, the acquisition of Allied Domecq will allow the Pernod Ricard Group to confirm its position as a major player in the global Wine and Spirits sector.

The priorities of the new Group are now focussed on two major and closely-related directions:

—
the successful integration of the men and women of Allied Domecq into the Pernod Ricard Group teams; and

—
the development of all of the brands in the new portfolio, the key to ensuring strong and consistent growth in the future.

The Pernod Ricard Group has the necessary experience and capabilities to achieve these two objectives.

3.2.7    Short and mid-term forecasts concerning the capital, the results, the policy for distributing dividends and possible restructuring

(a)   Conversion of OCEANE convertible bonds

The credit agreement signed by Pernod Ricard with the group of lending banks stipulates that the OCEANE 2.5% convertible bonds, issued on February 13, 2002 and reaching maturity on January 1, 2008, with a nominal value of € 488,749,999 convertible into new shares and/or exchangeable for existing Pernod

Ricard shares, will, have to be converted or that, failing this, Pernod Ricard will proceed with a capital increase (or sell its internal treasury shares) for the amount of the bonds which have not been converted.

In this context, Pernod Ricard therefore reserves the right to propose certain measures, on conditions which remain to be determined, designed to convert the OCEANE bonds into Pernod Ricard shares.

The OCEANE bonds are convertible at any time and are, on the basis of the current share price, in the money.

(b)   Dividends

Given the exceptional duration of the current financial year, Pernod Ricard's Board of Directors has elected to pay two interim dividends and one balancing dividend. The first interim dividend of 0.98 euros was paid on January 11, 2005. A second interim dividend of €1.16 will be paid on June 7, 2005. Compared to the dividend paid for financial year 2003 (€1.96), the payment of the two interim dividends totalling €2.14, represents dividend growth of 9.2% reflecting the Group's strong results and its favourable prospects. The payment of the balancing dividend will be made after the approval of the Shareholders Meeting of November 10, 2005, voting on the accounts of the 18-month financial year.

(c)   Other modifications envisaged

Since the current financial year ends on June 30, 2005, the Transaction should not have an impact on the financial results of Pernod Ricard for this period.

Pernod Ricard has not had access to significant unpublished information concerning Allied Domecq. As a result, it has not been possible to prepare any restructuring plan.

3.3    Organisational chart after the Transaction

The Group's current structure can be summarised as follows (all distribution subsidiaries are not reflected on this organisational chart):

PERNOD RICARD SA
Main Brand Owners
Ricard
Pernod
Chivas Brothers
Martell & Co
Irish Distillers
Orlando Wyndham
Wyborowa S.A.
JOINT VENTURE
Havana Club Int.
Regional holdings
Pernod Ricard Europe
Larios Pernod Ricard
Ramazzotti
PR Deutschland
PR Rouss
PR UK
PR Belgium
PR North America
PR USA
PR Canada
PR Mexico
PR Cesam
PR Brasil
PR Argentina
PR Venezuela
PR Colombia
PR Asia
PR Japan
PR Taiwan
PR Thailand
PR Korea
PR China
PR South Asia
Seagram India

Once the Transaction has been completed and the relevant assets transferred to Fortune Brands, the assets and companies of Allied Domecq retained by the Pernod Ricard Group will be incorporated in the organisational structure above. The current regional holdings should not change. New brand owners will be added to those existing today and new distributors could be incorporated in the regions.

Since the Group has not had access to detailed information about the structure and the organisation of Allied Domecq, it has not been possible to prepare a post-Transaction organisational chart.

3.4    Changes planned for the corporate governance, management and employees of Allied Domecq

3.4.1    Changes planned in the composition of the Board of Directors or senior management teams

Pernod Ricard may envisage supplementing its Board of Directors with the appointment of new Directors from the Allied Domecq Group.

No decisions have been made to date in relation to the management structure.

3.4.2    Impact on the employees of Allied Domecq

The level of information to which Pernod Ricard has had access does not allow it currently to specify the impact of the Transaction on the employees of Allied Domecq.

3.5    Terms of the Offer made to Allied Domecq shareholders

Values are based on Allied Domecq shares before subdivision and reclassification.

The Principal Offer (the "Principal Offer"):    Under the terms of the Principal Offer, Allied Domecq shareholders may agree to cancel their Allied Domecq shares in exchange for 0.0158 of a new Pernod Ricard share and 545 pence in cash for each Allied Domecq share (before subdivision of the shares and reclassification as described in paragraph 2.2.1.2(1)).

The implicit value of the Offer, on the basis of a reference price of 116 euros per Pernod Ricard share and a reference euro/sterling pound exchange rate of 0.6827, amounts to 670 pence per Allied Domecq share, representing a premium of 36.2% on the basis of the closing price of an Allied Domecq share on February 3, 2005 of 492 pence, of 24.8% on the basis of the closing price of Allied Domecq share on April 4, 2005 of 537 pence and of 4.2% on the basis of the closing price of an Allied Domecq share on April 20, 2005 of 643 pence (for further valuation analysis, see paragraph 3.6 below).

Alternative Outcomes:    In order to provide flexibility for Allied Domecq's shareholders who would like to benefit from different cash/share proportions in consideration for their Allied Domecq shares, without altering the overall proportion of the consideration payable under the Transaction of 19% in Pernod Ricard Shares and 81% in cash, the Principal Offer is accompanied, in a subsidiary capacity, by a "mix and match" election which could result in the ability for Allied Domecq shareholders to receive all cash or all shares (the "Alternative Outcomes").

Alternative Outcome in Shares (the "Share Outcome"):    Allied Domecq's shareholders may cancel their shares on the basis of 0.084688 of a new Pernod Ricard share for one Allied Domecq share (before subdivison of the shares and reclassification as described in paragraph 2.2.1.2(1)).

Alternative Outcome in Cash (the "Cash Outcome):    The shareholders of Allied Domecq may cancel their shares at the price of 670 pence per Allied Domecq share (before subdivision of the shares and reclassification as described in paragraph 2.2.1.2(1)).

Allied Domecq shareholders may receive consideration for their Allied Domecq shares either under the terms of the Principal Offer, or from one or the other or both of the Alternative Outcomes, or under a combination of the Principal Offer and the Alternative Outcomes.

The implicit value of the Share Outcome, on the basis of a reference price of €116 for a Pernod Ricard share and a euro/sterling pound reference exchange rate of 0.6827, is equal to 670 pence per Allied Domecq share (for further valuation analysis, see paragraph 3.6 below).

(1)
In connection with the Scheme of Arrangement, each Allied Domecq share shall be reclassified into 670 shares which will then be divided into A and B shares as further described in paragraph 2.2.1.2.

3.6    Valuation of the Offer; valuation criteria

3.6.1    Preliminary Information

Values are based on Allied Domecq shares before subdivision and reclassification.

The valuation methods used for performing a multi-criteria analysis rely on standard valuation methods for companies in the wines and spirits industry, including share price, trading multiples from a sample of comparable listed companies, multiples paid in previous transactions in the wine and spirits industry, net earnings per share and dividend per share.

Financial information used to analyse the financial terms of the Offer are derived from the consolidated financial statements of:

—
Pernod Ricard, established according to French accounting standards for the consolidated annual financial statements at December 31, 2002 and 2003 and the interim twelve-month financial statements at December 31, 2004;

—
Allied Domecq, established according to UK accounting standards for the consolidated annual financial statements at August 31, 2002, 2003 and 2004 and the consolidated six-month interim financial statements at February 28, 2003, February 29, 2004 and February 28, 2005.

For each company, earnings per share is presented on a non-diluted basis.

The numbers of Pernod Ricard and Allied Domecq shares used in order to determine the earnings per share (EPS) and dividends per share (DPS) are the following:

	Pernod Ricard Shares not including the dilutive effect of the OCEANE conversion		Allied Domecq Shares
	EPS	DPS	EPS	DPS
2002	70,484,081	70,484,081	1,066,201,818	1,082,055,321
2003	70,484,081	70,484,081	1,078,038,284	1,074 021,247
2004	70,126,951	70,126,951	1,076,758,828	1,079,496,409

Pernod Ricard did not have access to the forecast data prepared by Allied Domecq. The forecast financial data used below is derived from a consensus of financial analyst reports.

Pernod Ricard shares are listed in Paris and New York and Allied Domecq shares are listed in London and New York. Pernod Ricard and Allied Domecq shares are included respectively in the main French stock market index (CAC 40) and UK stock market index (FTSE 100) and are highly liquid. Pernod Ricard and Allied Domecq communicate regularly on their results and are monitored by the principal financial analysts.

3.6.2    Valuation of the Principal Offer

For one Allied Domecq share under the Principal Offer, 0.0158 of a Pernod Ricard share and 545 pence in cash are offered. On the basis of a reference price of 116 euros per Pernod Ricard share and a reference euro/sterling pound exchange rate of 0.6827:

—
the implicit value derived per Allied Domecq share from the Principal Offer is 670 pence (0.0158 × 116 euros × 100 × 0.6827 + 545 pence) and is therefore consistent with the price of the Cash Outcome of 670 pence per Allied Domecq share.

—
the implicit parity of the Principal Offer amounts to 0.084688 ((670 pence/125 pence) × 0.0158) and is therefore consistent with the parity of the Share Outcome of 0.084688 of a Pernod Ricard share for one Allied Domecq share

The terms of the Principal Offer have therefore been analysed on the basis of the valuation of the Cash Outcome and the Share Outcome, presented below, which are derived from data published in relation to the companies concerned.

The implicit values of the Principal Offer and of the premiums calculated on the basis of the historical share prices of Pernod Ricard and Allied Domecq are as follows:

	Pernod Ricard share price (€)	Allied Domecq share price (pence)	€/£ exchange rate	Implicit value of the Principal Offer (pence)	Premium/ (Discount)
April 20, 2005(1)	116.9	643.0	0.6827	671.1	4.4%
Average(2) since April 5, 2005(3)	114.1	632.4	0.6834	668.2	5.7%
April 4, 2005(4)	107.7	537.0	0.6851	661.6	23.2%
Average(2) since February 4, 2005(3)	111.0	571.0	0.6893	665.9	16.6%
February 3, 2005(5)	106.6	492.0	0.6893	661.1	34.4%
1 month average(2)(6)	110.1	498.8	0.6969	666.2	33.6%
2 month average(2)(6)	111.1	502.2	0.6968	667.3	32.9%
3 month average(2)(6)	111.6	508.0	0.6973	667.9	31.5%
6 month average(2)(6)	107.3	485.6	0.6897	661.9	36.3%
9 month average(2)(6)	106.0	477.9	0.6820	659.3	37.9%
12 month average(2)(6)	104.0	470.4	0.6793	656.7	39.6%
12 month high(7)	115.3	534.5	0.6980	672.2	25.8%
12 month low(7)	88.5	426.0	0.6746	639.3	50.1%

Source: Bloomberg, Datastream.

(1)
Closing price on the last trading day before announcement of the Transaction.

(2)
Volume weighted average prices over the period (source: Bloomberg).

(3)
Average at April 20, 2005.

(4)
Closing price on the last trading day prior to the publication of press release confirming preliminary discussions between Pernod Ricard and Allied Domecq regarding a potential offer.

(5)
Closing price on last trading day prior to market rumours.

(6)
Average at February 3, 2005.

(7)
At February 3, 2005.

3.6.3    Valuation of Cash Outcome

The value of the Cash Outcome of 670 pence per Allied Domecq share can be considered in light of the following elements:

3.6.3.1    Share Prices

The following table presents the level of the premium offered resulting from the comparison between (i) the price of the Cash Outcome and (ii) the closing price of an Allied Domecq share on April 20, 2005, April 4, 2005 and February 3, 2005, the volume weighted average prices of Allied Domecq shares since

April 5, 2005, and since February 4, 2005 and the volume weighted average prices of Allied Domecq shares calculated on various reference periods prior to February 4, 2005:

	Allied Domecq share price (pence)	Premium/(Discount)
April 20, 2005(1)	643.0	4.2%
Average(2) since April 5, 2005(3)	632.4	5.9%
April 4, 2005(4)	537.0	24.8%
Average(2) since February 4, 2005(3)	571.0	17.3%
February 3, 2005(5)	492.0	36.2%
1 month average(2)(6)	498.8	34.3%
2 month average(2)(6)	502.2	33.4%
3 month average(2)(6)	508.0	31.9%
6 month average(2)(6)	485.6	38.0%
9 month average(2)(6)	477.9	40.2%
12 month average(2)(6)	470.4	42.4%
12 month high(7)	534.5	25.4%
12 month low(7)	426.0	57.3%

Source: Bloomberg, Datastream.

(1)
Closing price on the last trading day before announcement of the Transaction.

(2)
Volume weighted average prices over the period (source: Bloomberg).

(3)
Average at April 20, 2005.

(4)
Closing price on the last trading day prior to the publication of press releases confirming preliminary discussions between Pernod Ricard and Allied Domecq regarding a potential offer.

(5)
Closing price on last trading day prior to market rumours.

(6)
Average at February 3, 2005.

(7)
At February 3, 2005.

The value of the Cash Outcome therefore results in a premium ranging between 31.9% and 42.4% on the volume weighted average prices calculated for the various periods preceding February 4, 2005, date of initial press speculation regarding a potential offer for Allied Domecq.

3.6.3.2    Comparable listed companies

This analysis compares the value of the Cash Outcome to the value resulting from the application to Allied Domecq financial statistics of the trading multiples observed on a sample of listed comparable companies. The sample is composed of companies whose main activity is the production and distribution of wine and spirits (Brown-Forman, Constellation Brands, Davide Campari, Diageo, Pernod Ricard, Rémy Cointreau).

The firm value to EBITDA multiple was used for this analysis. This multiple is not impacted by the differences in capital structure between the companies, and is the most frequently used by the financial analysts in their valuation of companies in the sector. The reference to the firm value to sales multiple was eliminated since it does not reflect differences of profitability levels between companies. Also, no reference to price earning ratios was made because the differences between the financial structures, financial interest rates and tax rates of the companies in the sample did not permit a direct comparison.

For the application of the trading multiple, the firm value (FV) is defined as follows: market capitalisation using the closing share price (on the last trading day prior to announcement of the transaction) + net financial debt + minority interests (at book value) + after tax unfunded pension obligations. EBITDA is defined as the consolidated operating profit before amortisation of goodwill and before exceptional items, plus depreciation expense and income from associates.

For the EBITDA forecasts, a market consensus was established on the basis of the research reports available on each of the companies before the announcement of the Offer (using for each analyst the latest sufficiently detailed available analyst's report).

The following table presents the multiples observed using the closing share prices as of April 20, 2005 (the last day prior to the announcement of the Transaction):

In millions of euros					FV/ EBITDA 05E(2)
Group	Country	Market Capitalisation(1)	Firm Value (FV)	EBITDA(2) 05E
Allied Domecq	United Kingdom	10,422	13,762	1,105	12.5x
Brown-Forman	United States	5,068	5,446	427	12.8x
Constellation Brands	United States	4,702	7,239	685	10.6x
Davide Campari	Italy	1,548	1,792	195	9.2x
Diageo	United Kingdom	34,642	41,094	3,504	11.7x
Pernod Ricard	France	8,008	10,008	855	11.7x
Rémy Cointreau	France	1,492	2,411	196	12.3x
Median (excluding Allied Domecq and Pernod Ricard)					11.7x

Implicit EBITDA 05E multiple of Allied Domecq at 670p					12.9x
Allied Domecq price derived from the sample median					593p

Premium/(Discount) to median					12.9%

Source: Annual and interim reports, analysts' notes, Datastream.

(1)
Converted into euros using the exchange rates of the last day prior to the announcement of the Transaction.

(2)
EBITDA calendarised for a December 2005 year end.

The value of the Cash Outcome results in a premium of 12.9% compared to the price of 593 pence resulting from the application to Allied Domecq's financial statistics of the median FV to 2005E EBITDA 2005E(1) multiple of the sample of selected comparable companies.

For information purposes only, the price of the Cash Outcome results in a 9.5% premium compared to the price resulting from the application to Allied Domecq financial statistics of the median FV to EBITDA 2004(2) multiple of the sample of selected comparable companies.

The 2005E multiples are most appropriate as the companies are valued by the market primarily on the basis of their future expected performance, rather than on their past performance.

3.6.3.3    Comparable transactions

This analysis compares the value of the Cash Outcome to the value resulting from the application to Allied Domecq's financial statistics of the multiples observed on a sample of comparable transactions.

Although it is difficult to identify transactions which are directly comparable given the size of Allied Domecq, it was nonetheless considered that the sample of selected transactions (see table below) could constitute a useful reference for considering the value of the Offer. Nevertheless each transaction is specific by nature and the prices offered in the context of the transactions in the sample reflect the circumstances specific to these transactions, the synergies expected as well as the valuation levels of the companies acquired at the time of the transactions.

(1)  Calendarised for a December 2005 year end

(2)  Calendarised for a December 2004 year end

In millions of euros
Date of announcement	Buyer	Target		Transaction Value(1)	EBITDA multiple
Oct-04	LVMH	Glenmorangie		485	21.6x
Dec-03	Davide Campari	Barbero		150	12.1x
Feb-02	Allied Domecq	Malibu		918	12.9x
Dec-01	Davide Campari	Skyy Spirits		494	16.0x
Dec-00	Pernod Ricard/Diageo	Seagram (wine & spirits activity only	)	9,149	11.2x
Aug-00	Rémy Cointreau	Bols		530	9.6x
Sept-99	Edrington Group	Highland Distillers		1,167	15.1x
Median					12.9x

Implicit Allied Domecq EBITDA multiple at 670 pence					12.9x
Price of Allied Domecq resulting from the median of the sample (in pence)					668

Premium/(Discount) to median					0.3%

Source: Offer documents, annual and interim reports, analysts' notes.

(1)
Converted into euros using the exchange rates on the date of the announcement of the transaction concerned.

The analysis of the comparable transactions was performed on the basis of historical EBITDA (as defined in paragraph 3.6.3.2) multiples, calculated on the basis of the last financial statistics published at the time of the filing of the offers considered. For two of the transactions included in the sample (Davide Campari/Barbero and Davide Campari/Skyy Spirits), as the dates of the transactions were significantly far from the last financial statements published, an estimated EBITDA was used. To calculate this estimated EBITDA, an estimate provided by Barbero was used in the case of the Barbero acquisition, and in the case of Skyy Spirits a consensus of analysts' reports was used.

In an analysis of comparable transactions, the transaction value to EBITDA multiple is the most appropriate for investors because it provides a better indication of historical cash generation capacity. No reference is made to price earning ratios because the differences between the financial structures, the financial interest rates and the tax rates of the companies in the sample did not permit a direct comparison.

The sample of selected transactions considered reveals a range of EBITDA multiples of 9.6x to 21.6x with a median at 12.9x. The value of the Cash Outcome shows a 0.3% premium compared to the price of 668 pence resulting from the application of the median EBITDA multiple of the selected comparable transactions sample to the last twelve month financial information of Allied Domecq as of February 28, 2005.

3.6.3.4    Summary of valuation analysis for the Cash Outcome

Share price	Premium/(Discount)
April 20, 2005(1)	4.2%
Average(2) since April 5, 2005(3)	5.9%
April 4, 2005(4)	24.8%
Average(2) since February 4, 2005(3)	17.3%
February 3, 2005(5)	36.2%
1 month(6) average(2)	34.3%
2 month(6) average(2)	33.4%
3 month(6) average(2)	31.9%
6 month(6) average(2)	38.0%
9 month(6) average(2)	40.2%
12 month(6) average(2)	42.4%
12 month high(7)	25.4%
12 month low(7)	57.3%
Comparable listed companies
Premium/(Discount) to 2005E to median	12.9%
Comparable transactions
Premium/(Discount) to median	0.3%

Source: Offer documents (comparable transactions), annual and interim reports, analysts' notes, Bloomberg, Datastream.

(1)
Closing price on last trading day before announcement of the Transaction.

(2)
Volume weighted average prices over the period (source: Bloomberg).

(3)
Average at April 20, 2005.

(4)
Closing price on the last trading day prior to press release confirming the preliminary discussions between Pernod Ricard and Allied Domecq regarding a potential offer.

(5)
Closing price on last trading day prior to market rumours.

(6)
Average at February 3, 2005.

(7)
At February 3, 2005.

3.6.4    Valuation of Share Outcome

The exchange parity proposed in the context of the Share Outcome, i.e. 0.084688 of a Pernod Ricard share for one Allied Domecq share, can be considered in light of the following elements:

3.6.4.1    Share prices

The following table presents the level of premiums resulting from the parity of the Share Outcome compared to the parity between the closing prices of Allied Domecq and Pernod Ricard at April 20, 2005, April 4, 2005, and February 3, 2005, as well as compared to the parities between the volume weighted average prices of the two companies since April 5, 2005, since February 4, 2005 and on different reference periods prior to February 4, 2005:

	Pernod Ricard share price (€)	Allied Domecq share price (pence)	€/£ exchange rate	Implied exchange ratio	Exchange ratio of the Share Branch	Premium/ (Discount)
April 20, 2005(1)	116.9	643.0	0.6827	0.0806	0.084688	5.1%
Average(2) since April 5, 2005(3)	114.1	632.4	0.6834	0.0811	0.084688	4.5%
April 4, 2005(4)	107.7	537.0	0.6851	0.0728	0.084688	16.4%
Average(2) since February 4, 2005(3)	111.0	571.0	0.6893	0.0746	0.084688	13.5%
February 3, 2005(3)	106.6	492.0	0.6893	0.0670	0.084688	26.5%
1 month(6) average(2)	110.1	498.8	0.6969	0.0650	0.084688	30.3%
2 month(6) average(2)	111.1	502.2	0.6968	0.0649	0.084688	30.5%
3 month(6) average(2)	111.6	508.0	0.6973	0.0653	0.084688	29.7%
6 month(6) average(2)	107.3	485.6	0.6897	0.0656	0.084688	29.1%
9 month(6) average(2)	106.0	477.9	0.6820	0.0661	0.084688	28.2%
12 month(6) average(2)	104.0	470.4	0.6793	0.0666	0.084688	27.3%
12 month high(7)	115.3	534.5	0.6980	0.0664	0.084688	27.5%
12 month low(7)	88.5	426.0	0.6746	0.0714	0.084688	18.7%

Source: Bloomberg, Datastream.

(1)
Closing price on last trading day before announcement of the Transaction.

(2)
Volume weighted average prices over the period (source: Bloomberg).

(3)
Average at April 20, 2005.

(4)
Closing price on the last trading day prior to press release confirming the preliminary discussions between Pernod Ricard and Allied Domecq regarding a potential offer.

(5)
Closing price on last trading day prior to market rumours.

(6)
Average at February 3, 2005.

(7)
At February 3, 2005.

The exchange ratio of the Share Outcome results in a premium ranging between 27.3% and 30.5% compared to the ratios calculated on the basis of volume weighted average share prices of Pernod Ricard and Allied Domecq shares for the various periods preceding February 4, 2005, date of initial press speculation regarding a potential offer for Allied Domecq.

3.6.4.2    Group net earnings per share (EPS)

The following table presents the premium levels resulting from the comparison between the exchange ratio offered in the context of the Share Outcome and the ratio of net consolidated earnings per share(1) of Pernod Ricard to that of Allied Domecq in fiscal years 2002, 2003 and 2004.

	Pernod Ricard EPS(1) (€)	Allied Domecq EPS(1) (pence)	€/£ exchange rate	Implied exchange ratio	Exchange ratio of the Share Branch	Premium/ (Discount)
2002	6.25	32.6	0.6289	0.0830	0.084688	2.1%
2003	6.58	33.2	0.6922	0.0729	0.084688	16.2%
2004	6.75	35.5	0.6788	0.0775	0.084688	9.3%

Source: Annual and interim reports of Allied Domecq, annual reports of Pernod Ricard, Datastream.

(1)
Before amortisation of goodwill and exceptional elements. The exceptional elements include capital gains or losses on asset sale, provisions for restructuring as well as other non-operating income and expenses.

3.6.4.3    Dividend per share (DPS)

The following table presents the premium levels resulting from the comparison between the ratio offered in the context of the Share Outcome and the ratio of the dividends paid, excluding tax credit, by Pernod Ricard to those paid by Allied Domecq for financial years 2002, 2003 and 2004.

	Dividend paid by Pernod Ricard (€)	Dividend paid by Allied Domecq (pence)	€/£ exchange rate	Implied exchange ratio	Exchange ratio of the Share Outcome	Premium/ (Discount)
2002	1.80	13.0	0.6819	0.1059	0.084688	(20.0%	)
2003	1.96	14.0	0.6783	0.1053	0.084688	(19.6%	)
2004(1)	2.14	15.5	0.6924	0.1046	0.084688	(19.0%	)

Source: Annual reports and interim reports of Allied Domecq, annual reports of Pernod Ricard, Datastream.

(1)
Subject to the vote of the Ordinary Shareholders Meeting in November 2005.

3.6.4.4    Summary of valuation analysis for the Share Outcome

Share price	Premium/(Discount)
April 20, 2005(1)	5.1%
Average(2) since April 5, 2005(3)	4.5%
April 4, 2005(4)	16.4%
Average(2) since February 4, 2005(3)	13.5%
February 3, 2005(5)	26.5%
1 month(6) average(2)	30.3%
2 month(6) average(2)	30.5%
3 month(6) average(2)	29.7%
6 month(6) average(2)	29.1%
9 month(6) average(2)	28.2%
12 month(6) average(2)	27.3%
12 month high(7)	27.5%
12 month low(7)	18.7%
EPS(8)
2002	2.1%
2003	16.2%
2004	9.3%
DPS
2002	(20.0%	)
2003	(19.6%	)
2004	(19.0%	)

Source: Annual and interim reports of Allied Domecq, annual reports of Pernod Ricard, Bloomberg, Datastream.

(1)
Closing price on last trading day before announcement of the Transaction.

(2)
Volume weighted average prices over the period (source: Bloomberg).

(3)
Average at April 20, 2005.

(4)
Closing price on the last trading day prior to press release confirming the preliminary discussions between Pernod Ricard and Allied Domecq regarding a potential offer.

(5)
Closing price on last trading day prior to market rumours.

(6)
Average at February 3, 2005.

(7)
At February 3, 2005.

(8)
Before amortisation of goodwill and exceptional elements. The exceptional elements include capital gains or losses on asset sale, provisions for restructuring as well as other non-operating income and expenses.

3.6.5    Valuation methodologies not considered

3.6.5.1    Discounted cash flow analysis (DCF)

Pernod Ricard did not have access to the forecast information prepared by Allied Domecq. Consequently, the discounted cash flow valuation method was not used in the context of considering the value of the Offer.

3.6.5.2    Net asset value and restated net asset value

The net asset value method was not used since the value of the companies operating in the wines and spirits industry is not necessarily reflected by the historical value of their assets. Furthermore, Pernod Ricard and Allied Domecq have a sufficiently long history for the market values to be significantly far from the book values of their assets. The restated net asset value method was eliminated due to its redundancy compared to multiple based valuation methods used.

3.7    Opinion of BNP Paribas

Dear Sir/Madam,

Pernod Ricard has appointed the Corporate Finance department of BNP Paribas ("BNP Paribas"), as a financial adviser pursuant to a financial advisory mandate dated April 20, 2005 (the "Mandate") in the context of the proposed acquisition of Allied Domecq by Pernod Ricard, through a tender offer (the "Offer") followed by the proposed disposal of certain assets (the "Disposal"). The Offer and the Disposal are hereinafter referred to as the "Transaction".

Within the framework of the mandate, Pernod Ricard has asked BNP Paribas to issue a fairness opinion (the "Opinion") in accordance with the Mandate. The Opinion is intended for the Board of Directors of Pernod Ricard and deals with the fairness of the Transaction from Pernod Picard's viewpoint and from a strictly financial viewpoint.

Proposed Transaction

On the basis of the information that was provided to us, our understanding of the Transaction is as follows:

On April 21, 2005 the Board of Directors of Pernod Ricard announced that it had reached an agreement to acquire the entire issued and to be issued share capital of Allied Domecq. The terms of the offer value each Allied Domecq share at 670 pence (based on a price of €116 for each Pernod Ricard share).

Under the basic terms of the Offer, Allied Domecq shareholders will receive 545 pence in cash plus 0.0158 new Pernod Ricard share for every Allied Domecq share. The Offer will include a mix and match feature. Total consideration will thus be the equivalent of 7.4 billion i.e. €10.7 billion, of which €8.7 billion is payable in cash and approximately €2.0 billion in Pernod Ricard shares.

In connection with the Offer, Pernod Ricard has agreed to sell part of the Allied Domecq brands, production and distribution assets, as well as the Pernod Ricard Larios brand, to Fortune Brands for a total consideration of €4.1 billion. Under the terms of an agreement between the two parties the following will be sold to Fortune Brands: Sauza, Maker's Mark, Courvoisier and Canadian Club spirits brands, California wines, including Clos du Bois, and Allied Domecq distribution networks together with the main local brands in Spain (DYC, Centenario, Castellana, Fundador), in the UK (Harveys, Cockburn, Teacher's and Laphroaig) and in Germany (Kuemmerling, Jacobi). The agreement with Fortune Brands is conditional upon the successful completion of the Offer and the transfer of the assets to Fortune Brands is expected to take place within six months of completion of the Offer.

After the closing of the Offer, Pernod Ricard is also contemplating the disposal of the Quick Service Restaurants (hereafter "QSR") business and of several tail brands.

Thus, Pernod Ricard will retain the majority of Allied Domecq's businesses, including core spirits brands such as Ballantine's, Beefeater, Kahlua, Stolichnaya (US distribution rights), Tia Maria and premium wines such as Montana, Mumm, Perrier-Jouët, Campo Viejo plus the Allied Domecq structure. Pernod Ricard will also acquire several leading local brands, including Imperial in South Korea, Wiser's in Canada and Presidente in Mexico.

Following the Transaction, Pernod Ricard will become the second largest player in the Spirits and Wines industry worldwide.

Information

In order to perform its valuation work, BNP Paribas has worked exclusively on the basis of the following information (hereafter the "Information"):

(i)
The Information provided by Pernod Ricard is exclusively the following:

—
Stand alone business plan 2005–2015 for Pernod Ricard before the Transaction (accounts closed June 30);

—
Business plan 2005–2015 for the New Pernod Ricard Group after the Transaction (accounts closed June 30);

—
Extract of IWSR study on Allied Domecq brands for the period 1993–2003 (sold volumes);

—
Pernod Ricard's summary on Pension obligations as negotiated with Allied Domecq's Pension Trustees and a note from Mercer on Pensions dated April 19, 2005 (Executive Summary only);

—
Extracts of valuation outputs from JP Morgan (April 21, 2005) and Morgan Stanley (April 20 and 29, 2005);

—
Pernod Ricard's shareholding structure;

—
ROI and IRR analysis of the investment for Pernod Ricard;

—
Direct Brand Contributions (hereafter "DBC") for FY2004 (as at 31 August), for the main brands to be acquired both by Pernod Ricard and Fortune Brands;

—
Structure costs taken on by Fortune Brands;

—
Implied DBC and EBITDA multiples paid on the assets kept by Pernod Ricard;

—
DBC multiples on brands acquired by Fortune Brands;

—
Estimated implicit EBITDA multiple paid by Fortune Brands for Clos du Bois;

—
Estimated capital gains tax to be paid after the sale of the assets to Fortune Brands and third parties (QSR and other brands);

—
Excerpt from Pernod Ricard's "Financial Metrics" model by brand and country, which details for each brand to be acquired by Pernod Ricard, the volumes sold, the net sales, the cost of goods sold, the Advertising & Promotion costs, and the DBC;

—
Excerpt from estimated structure costs computations by countries for new Pernod Ricard after the Transaction;

—
Detailed P&L for FY2004 for the main brands to be acquired by Pernod Ricard;

—
Estimated DBC growth rates for the main brands to be acquired by Pernod Ricard;

—
Estimated multiples paid for Grey Goose and Glenmorangie in the recent transactions;

—
Transaction multiples in the wine sector;

—
DBC multiples that could be applied to Pernod Ricard's brands;

—
Framework Agreement between Pernod Ricard and Fortune Brands.

(ii)
Two meetings and several telephone conversations with Pernod Ricard's management.

(iii)
Publicly available information.

However, the following facts should be underlined:

  —
  Apart from publicly available information, the information related to the brands to be sold to Fortune Brands included only, for each brand, the DBC for FY 2004, DBC multiples as negotiated between Pernod Ricard and Fortune Brands and volumes sold in the past. No projections have been provided. With regard to the brands to be retained by Pernod Ricard, only summary profit and loss accounts down to the DBC for the key brands for FY2004 have been made available.

  —
  No information has been provided to us on either the QSR business, or Britannia or other subsidiaries and associates (with the exception of some information on dividends paid).

  —
  BNP Paribas has not had access to any data room, and has not performed any due diligence, whether fiscal (estimates of taxes on capital gains have been provided by Pernod Ricard), financial, commercial, industrial, legal, social (pension liabilities in particular), environmental or strategic and has relied solely on the information provided by Pernod Ricard as listed above or on representations made orally by its management.

BNP Paribas has based its own valuation work, carried out in order to draw up this Opinion, only on the documents, data and information listed above as well as on publicly available information. In the framework of its valuation work, BNP Paribas has not checked the authenticity, thoroughness and/or accuracy of all the information listed above and has assumed that it had the characteristics mentioned above. BNP Paribas' assignment did not include assessing the information, nor assessing the assets and liabilities of the companies involved in the Transaction, nor submitting the information, assets and liabilities to an independent appraisal (and this, in any of the following areas: legal, environmental, fiscal, social, etc.). Neither has BNP Paribas checked the tax position of the several entities involved in the Transaction. BNP Paribas has considered that the business plans and all the forecast data and assumptions that were provided to us (i) reflected the best estimations and judgements of Pernod Ricard's management, (ii) were faithfully established on the basis of realistic assumptions, founded on information that had the aforementioned characteristics.

Lastly, BNP Paribas has received a letter of representation from Pernod Ricard's management indicating that it has provided us with all important and necessary information available to them to enable us to complete our assignment.

Valuation methodology

Based on the information, BNP Paribas performed a valuation of Allied Domecq in the context of the Transaction and has compared its results with the price offered by Pernod Ricard.

The valuation of Allied Domecq has been performed on the basis of a sum-of-the-parts analysis where three blocks (assets/activities) have been identified and valued separately:

  —
  Assets and liabilities bought and kept by Pernod Ricard (i.e. mainly spirits and wines brands and Britannia) plus synergies resulting from the combination of the two groups;

  —
  Assets sold to Fortune Brands, representing the key spirits and wines brands and associated operations sold, plus Allied Domecq's distribution networks and local brands in Spain, Germany and the UK; an estimate of capital gains tax on disposal has been communicated by Pernod Ricard and subtracted from value of assets sold;

  —
  Assets expected to be sold to third parties: QSR division and some tail brands which may be divested for anti-trust reasons; an estimate of taxes on capital gains have been provided by Pernod Ricard and subtracted from value of assets sold.

BNP Paribas considered a sum of the parts approach to be the most appropriate for valuing Allied Domecq, as opposed to a consolidated valuation approach, given the Transaction structure (to factor in the impact of the synergies and the Fortune Brands agreement) and the information available.

BNP Paribas's methodology consisted in valuing the different "blocks" mentioned above as follows:

(i)
Assets and liabilities acquired and kept by Pernod Ricard. This valuation was carried out according to two different methodologies:

—
A discounted cash flow approach applied to "New Pernod Ricard" (Pernod Ricard after Transaction including synergies) and to Pernod Ricard as it exists currently before the Transaction. A 6.5% discount rate (Weighted Average Cost of Capital or WACC) was used and a cash flow fade methodology was applied for the terminal value. To capture the value of the assets kept by Pernod Ricard, the value of Larios, and of the brands expected to be sold to third parties (included within the ambit of Pernod Ricard before the Transaction) has been added to the difference between the valuations of the New Pernod Ricard and Pernod Ricard before Transaction.

—
A transaction multiples approach applied to the estimated 2005 EBITDA of the retained assets. As recent transactions took place at higher multiples than in the past because of the on-going consolidation of the spirits and wines industry, and to be consistent with current market practice, we have retained the main transactions since January 2003. These include Glenmorangie/LVMH,

    Grey Goose/Bacardi, Barbero/Campari, Bulmer/Scottish & Newcastle and Polmos Zielona Gora/Vin&Sprit.

  —
  As Allied Domecq only owns a minority stake in Britannia, and Britannia is not listed (though an IPO is planned in the medium term), we valued this stake at a 25% discount to comparable market multiples (Coca Cola and Pepsi Cola bottlers, AG Barr, C&C and Nichols).

(ii)
Assets sold to Fortune Brands: we have made an analysis of the price on which Pernod Ricard and Fortune Brands agreed in the context of their mutual agreement. Given the information made available, we were unable to perform a DCF analysis of this price, but we have benchmarked the retained valuations with market practices (EV/DBC multiples in recent transactions) and have assessed the consistency of the values (comparison of EV/DBC multiples to sales growth of the brands, brand margins, brand equity and brand international reach). It is understood that the DBC multiples are relevant for valuing the aforementioned assets as these assets are mostly comprised of brands and the liabilities of the companies are in most of the cases retained by Pernod Ricard.

(iii)
Assets expected to be sold to third parties: we have valued the QSR division according to past transaction multiples. Concerning tail spirits brands to be sold for anti-trust reasons, only DBC FY 2004 aggregates and expected EV/DBC multiples were provided by Pernod Ricard. These multiples were considered as consistent with market practices and were used to assess the value of these assets.

In order to compute the equity value of Allied Domecq, the adjusted net debt of the company was estimated as the sum of the following items:

—
Net financial debt of Allied Domecq as per interim accounts as of 28 February, 2005;

—
Pension and post-retirement liabilities net of related deferred taxation as per Allied Domecq's latest annual accounts as of 31 August, 2004;

—
Net present value of additional pension costs, after deferred taxation, as per Pernod Ricard and Pension Trustees recent agreement. These flows were discounted at the UK Government 10-year bond yield.

According to Pernod Ricard, apart from pension liabilities, no significant liabilities should be added to Allied Domecq net debt in addition to the net debt as stated in the accounts of Allied Domecq. Principal litigation includes a class action lawsuit that was filed in the State of Ohio in the US relating to alcohol retail to underage people and litigation relating to the Stolichnaya brand ownership. It should be noted that in the New Pernod Ricard Business Plan, Stolichnaya has been accounted for for the remaining years of the distribution agreement only.

Minority interests have been valued at their book value (as at 28 February, 2005), which appears to be consistent with the dividend yield of these interests to minority shareholders.

We have compared the value we reached for Allied Domecq to Pernod Ricard's Offer, which has been viewed as the sum of the cash consideration (545 pence per share) and the share part (0.0158 Pernod Ricard share per Allied Dornecq share). In view of the fact that Pernod Ricard is a large and liquid stock, BNP Paribas retained Pernod Ricard's stock market price as a good reference point for the value of its shares.

BNP Paribas also compared Pernod Ricard's Offer price to Allied Domecq's price before the announcement of the Offer and benchmarked the implicit premium offered with recent UK market practices.

For all calculations, the exchange rate used was €1.45 to £1.

Opinion

Based on the information, assumptions, valuation methods and Transaction features set out above, it appears that the financial conditions of the contemplated Transaction are in our opinion well founded, reasonable and consistent.

The opinions expressed herein are only valid in the context of the assignment described in the mandate. These opinions reflect the judgement of BNP Paribas as of the date of this document and are based exclusively on the information, features of the Transaction, economic and market conditions as of the issue date of these opinions. Any significant change, either in the operational information or in the Transaction features as described in the information, as well as any event which could lead to a revision of our working assumptions, methods, etc., set out above, would require a further analysis and could result in this Opinion being revised. Should BNP Paribas be required to revise its Opinion, it would have to issue a new and distinct Opinion.

This Opinion is not in any way a recommendation to the Board of Directors of Pernod Ricard to approve or to reject all or part of the proposed Transaction, the assessment of which also requires that other criteria and information be taken into account than that referred to herein. This Opinion is only intended to assist the Board of Directors of Pernod Ricard in their own assessment of the Transaction. The decision whether to complete the Transaction or not will in any event be the exclusive responsibility of the Board of Directors and shareholders of Pernod Ricard as well as of the companies and parties involved in the Transaction, which should carry out their own independent analysis of whether it would be appropriate to complete the Transaction or not.

This Opinion is only valid if the Transaction is completed in the way it is described in the introduction of this Opinion.

It should also be stated that BNP Paribas has provided in the past, currently provides and intends to provide commercial services to Pernod Ricard in the fields of investment and financing banking, for which BNP Paribas has received, is about to receive and expects to receive financial revenues, habitual fees and commissions. Additionally, as a fnancial services provider, BNP Paribas and/or one of its subsidiaries have in the past and may be required in the future, for their own account or on behalf of their clients, to deal in Pernod Ricard or Allied Domecq shares, or in the shares of third parties involved in or affected by the Transaction, or in the shares of their listed subsidiaries (if any).

This document is subject to French Law and any claim arising in relation hereto shall fall within the exclusive competence of the Paris Cour d'Appe1.

This letter was drafted in French and English. Should any doubt arise on its contents or interpretation, the French version shall prevail.

Yours sincerely,

Thierry Dormeuil	Pascal Quiry
Managing Director	Managing Director
BNP Paribas Corporate Finance	BNP Paribas Corporate Finance

3.8    Report from the Commissaires aux Apports

In accordance with our appointment made by the ruling of the Chairperson of the Commercial Court of Paris (Madame le Président du Tribunal de Commerce de Paris) dated April 22, 2005 in connection with the proposed acquisition by Pernod Ricard SA (Pernod Ricard) of 100% of the share capital of Allied Domecq Plc (Allied Domecq), in accordance with the rules and procedures which apply in the United Kingdom under Section 425 of the Companies Act 1985 (a "Scheme of Arrangement"), we have compiled this report, in accordance with Article L. 225-147 of the Code de Commerce.

In French law, this transaction is considered a capital increase by means of a "contribution in kind", the terms and conditions of which are set out in a draft note d'opération dated May 16, 2005, for which the Chief Executive Officer of Pernod Ricard is responsible.

It is our duty to provide an opinion on whether the value of the contribution in kind is not over-estimated and that the proposed consideration is fair. In this regard, we undertook the tasks listed in paragraph 3.8.2 hereunder with the objective to assess the value of the contribution and to ensure that is it not over-valued and to verify that the relative values attributed to the shares of the companies participating in the transaction are appropriate and to consider the exchange ratio in respect of the relative values, which were deemed relevant.

Our report is set out as follows:

3.8.1    Presentation of the Transaction and description of the contribution in kind

3.8.2    Tasks undertaken for this assessment

3.8.3    Assessment of the value of the contribution

3.8.4    Assessment of the fairness of the proposed consideration

3.8.5    Conclusion

3.8.1    Presentation of the Transaction and description of the contributions in kind

3.8.1.1    Presentation of the Transaction

3.8.1.1.1    Description of the Transaction

This Transaction comprises the acquisition by Pernod Ricard, with the support of the US group Fortune Brands Inc. (Fortune Brands) group, of 100% of the share capital and of Allied Domecq, a company listed on the London Stock Exchange, in consideration for cash and shares.

Pernod Ricard decided to effect this Transaction by way of a Scheme of Arrangement subject to the provisions of English law as set out in Section 425 of the Companies Act 1985.

The Scheme of Arrangement is a procedure to effect a public recommended offer which allows the bidder to obtain control of 100% of the target, provided that at least a majority in number representing 75% by value of the shareholders, whether present or represented at the requisite Shareholders' Meetings, to approve the Transaction. Once the Transaction is approved by the target's shareholders and by the competent courts, the Scheme becomes effective and the share capital of the target is issued to the bidder under the terms of the Scheme of Arrangement.

Under the terms of the Transaction, the former shareholders of Allied Domecq will have a choice between exchanging their Allied Domecq shares for cash and/or Pernod Ricard shares in accordance with an overall proportion set at approximately 81% in cash and 19% in shares.

It is therefore proposed that Allied Domecq shareholders receive 0.0158 of a Pernod Ricard share and 545 pence in cash for each Allied Domecq share, before subdivision by 670 of the existing shares and their reclassification into A and B shares (with the coupon attached, except for the interim dividend of 6.5 pence per share payable on July 8, 2005 to Allied Domecq shareholders and on July 15, 2005 to Allied Domecq ADR holders).

The mix and match-type election provides each Allied Domecq shareholder to elect to receive more cash or more Pernod Ricard shares, but in such a way that the Transaction will, in any event, result in Pernod Ricard issuing the same number of shares and amount of cash consideration as had been initially agreed, as a result of the way in which the share election and the cash election options operate.

Therefore, the evaluation of the exchange ratio, for Allied Domecq shareholders, relates to 100% of their contributions, whilst, for Pernod Ricard shareholders, it only relates to 19% of the value of Allied Domecq.

3.8.1.1.2    Features of the Transaction

3.8.1.1.2.1    Pernod Ricard's Offer

Pernod Ricard's cash and share offer by way of a Scheme of Arrangement is effected through three subsidiaries and indirect subsidiaries of Pernod Ricard.

The Scheme of Arrangement requires the following steps to be taken:

—
The subdivision of each Allied Domecq share into 670 shares;

—
The reclassification of Allied Domecq shares into two classes of share:

•
A shares, representing approximately 81% of the existing capital not held by Pernod Ricard, which have the right to receive the cash consideration only;

•
B shares, representing approximately 19% of the existing capital not held by Pernod Ricard, which have the right to receive Pernod Ricard shares only.

—
The reduction of Allied Domecq share capital to zero by means of cancellation of all existing A and B shares on the effective date of the Scheme of Arrangement;

—
The increase in Allied Domecq's capital in order to bring it to the same level as that of the capital previously cancelled, to the benefit of:

•
up to approximately 19%: Pernod Ricard;

•
up to approximately 81%: Goal Acquisitions Limited, an indirect subsidiary of Pernod Ricard, incorporated in Guernsey, owned by Lina 3 SAS (Lina 3), a company incorporated under French law and 100% owned by Pernod Ricard and Goal Acquisitions (Holdings) Limited, a company incorporated under English law and a wholly-owned subsidiary of Lina 3;

—
The participation of Fortune Brands in the financing of the transaction by way of a tracker share subscription in Goal Acquisitions Limited;

—
In exchange for Allied Domecq shares received under the terms of the Scheme of Arrangement:

•
Goal Acquisitions Ltd will remit to the former holders of Allied Domecq A shares the cash consideration to which each shareholder is entitled; and

•
Pernod Ricard will remit to the former holders of Allied Domecq B shares the number of new Pernod Ricard shares in accordance with the agreed exchange ratio.

For Pernod Ricard shareholders, the Transaction consists of funding approximately 19% (more precisely 125/670) of the Allied Domecq acquisition with newly issued Pernod Ricard shares, representing approximately 17.7 million shares. Following the subdivision of Allied Domecq shares into 670 shares and their reclassification into A and B shares, a B share will be exchanged for 0.0001264 of a new Pernod Ricard share.

The new shares issued by Pernod Ricard will be admitted to trading on Euronext Paris SA (Eurolist—Compartiment A) and will have exactly the same rights as, and be of the same class as, the existing shares.

Upon completion of these steps, Allied Domecq will become a 81%-owned subsidiary 545/670 (more precisely) of Goal Acquisitions Ltd. and a 19%-owned subsidiary of Pernod Ricard.

Finally, it is planned that part of Allied Domecq's assets will be sold to Fortune Brands upon completion of the Transaction.

A Framework Agreement entered into by Pernod Ricard and Fortune Brands on April 21, 2005 sets out the terms of the financing of the Transaction by Fortune Brands, the allocation of Allied Domecq's assets and liabilities to Pernod Ricard and Fortune Brands, and the conditions of the transfer of Allied Domecq assets as well as Larios assets, to Fortune Brands.

3.8.1.1.2.2    Financing of the cash consideration to be paid to former Allied Domecq shareholders

The estimated total cost of the acquisition of 100% of Allied Domecq shares amounts to 7.4 billion pounds, i.e. approximately 10.8 billion euros, at an exchange rate of £0.6827 for €1, which is the exchange rate at 20 April, 2005, being the last trading day prior to announcement of the Transaction to the financial markets. This exchange rate is used hereafter and throughout the report. In light of the approximately 2.1 billion euros of consideration in Pernod Ricard shares, the cash consideration equals to 8.7 billion euros, broken down as follows:

—
subscription by Fortune Brands for approximately £2.7 billion pounds (€4.0 billion) in Goal Acquisitions Ltd tracker shares. These tracker shares represent Fortune Brands' rights over Allied Domecq's assets, which Pernod Ricard has agreed to sell to Fortune Brands. Furthermore, Fortune Brands will acquire the Larios brand from Pernod Ricard for approximately €109 million;

—
the issue of new Goal Acquisitions Limited shares, subscribed by Goal Acquisitions (Holdings) Limited, with funds which will be made available to Goal Acquisitions (Holdings) Limited by Pernod Ricard or one of its subsidiaries, for a total of €4.7 billion.

Overall, Pernod Ricard has committed to borrow approximately €9.3 billion from a group of banks in order to ensure the refinancing of Pernod Ricard and Allied Domecq existing debts, to meet the financing needs of the new Group and to meet the funding requirements, as described above, of the cash consideration of the Offer (as well as the costs related to the acquisition).

3.8.1.1.2.3    Actions planned after the conclusion of the Scheme of Arrangement

Upon the Scheme of Arrangement becoming effective, it is planned that Pernod Ricard's 19% holding of Allied Domecq be transferred to Goal Acquisitions Limited by way of successive contributions in kind.

Upon completion of these "contributions in kind", Allied Domecq will become a wholly-owned subsidiary of Goal Acquisitions Limited, which in turn will become a wholly-owned subsidiary of Pernod Ricard through Lina 3 and Goal Acquisitions (Holdings) Limited.

In the Note d'Opération, this situation is summarised as follows:

3.8.1.1.2.4    Conditions precedent to the completion of the Scheme of Arrangement

The Transaction will only be completed on the Scheme of Arrangement being declared effective in accordance with English law.

As noted in Pernod Ricard's Note d'Opération, the main conditions which must be met in order for the Scheme of Arrangement to be declared effective are as follows:

—
approval of the Scheme of Arrangement by a majority in number representing 75% in value of the Allied Domecq shareholders present in person or by proxy at the shareholders' meeting before the competent English court;

—
approval of the special resolution at the Extraordinary General Meeting of Allied Domecq shareholders concerning the Scheme of Arrangement;

—
obtaining the regulatory consents (particularly in terms of competition approval required from the European, Canadian and United States regulatory authorities);

—
approval of the Scheme of Arrangement and of the subsequent reduction of capital by the English court and the filing of this ruling with the Registrar of Companies.

3.8.1.1.3    Rationale for the transaction

The acquisition of Allied Domecq by Pernod Ricard would lead to the creation of a leading group within the Wine and Spirits market worldwide.

This transaction comes within Pernod Ricard's strategy, confirmed by its slogan: "local roots, global reach".

According to Pernod Ricard, after the acquisition at the end of 2001 of the Seagram brands (Chivas Regal, Glen Grant, Glenlivet, Martell and Seagram's Gin) and the successful integration of international and local brands, this Offer to acquire the British company Allied Domecq constitutes a major step in its development.

This Transaction carries a significant strategic benefit for the Pernod Ricard Group in that it would reinforce the Group's portfolio of brands (Malibu liqueur, Beefeater gin, Mumm and Perriet Jouët champagne and Ballantine's whisky) and would generate significant synergies as a result of further streamlining of structure costs.

According to the Pernod Ricard Group, this Transaction would allow the group to:

—
become the second largest spirits and wine company worldwide;

—
become the number one spirits company outside the United States;

—
become a new major player in the premium wine market;

—
acquire quality brands, driving sustainable and profitable growth;

—
enhance geographical footprint with critical mass in key markets, particularly in the United States, a key market in this industry;

—
have an attractive financial profile (strong cash flow generation through enhanced margins and realisation of significant synergies).

3.8.1.1.4    The acquired company

Allied Domecq is an English company, incorporated in the United Kingdom under number 03771147 and subject to English laws and regulations, with a share capital of £276,642,578.5 divided into 1,106,570,314 ordinary shares with a nominal value of 25 pence (latest information available). Its registered office is located at: The Pavilions, Bridgwater Road, Bedminster Down, Bristol BS13 8AR, United Kingdom.

The bylaws of Allied Domecq indicate that the company has the following principal objects:

—
that of a holding company;

—
any business, trade or other operations whatsoever that the directors may deem possible to pursue in a profitable or advantageous manner in relation to or jointly with any operation of Allied Domecq, or that seems advisable in order to increase the value of or make profitable or make more profitable any asset of Allied Domecq or use its competencies, knowhow or expertise.

Allied Domecq shares are listed on the Official List of the UK Listing Authority. The shares are traded in London on the London Stock Exchange. The company has also issued ADRs (American Depositary Receipts) listed on the New York Stock Exchange.

By developing strong brands, the group has a presence in 50 countries and controls 90% of its sales. Its principal markets are North America, Europe, Japan and South Korea.

The group holds or distributes 13 of the 100 top spirits brands worldwide*, 9 of which are considered core (Ballantine's, Beefeater, Canadian Club, Courvoisier, Kahlua, Maker's Mark, Malibu, Sauza, Stolichnaya (distribution rights in the United States)).

Furthermore, it is a major player worldwide in quality wines, with, in particular, Mumm and Perrier Jouët champagnes and the Montana (New Zealand), Campo Viejo (Spain) and Clos du Bois (California) wine brands.

The Allied Domecq group is also significantly involved in the fast-food industry, with franchised restaurants such as Dunkin' Donuts (coffee and donuts), Baskin-Robbins (ice creams) and Togo's (sandwiches), which have over 12,000 establishments, 7,600 of which are in the United States.

*
N.B.  By volume in 2003

The main financial data published by the group for the last three fiscal periods are:

	31/08/2004		31/08/2003		31/08/2002
	(In millions of £)
Consolidated sales before duties and taxes	3,229	-2.7%	3,317	+1.9%	3,254
EBITDA	735	+5.6%	696	+1.6%	685
Group net profit	356	+5.6%	337	-13.8%	391

Shareholders' equity (group share*)	510		237		128
Minority interests	80		76		128
Market capitalization	4,638

(*)
Following the adoption in 2004 of the IFRS 17 rule.

3.8.1.1.5    The acquiring company

Pernod Ricard is a French public limited company, incorporated according to the Code de Commerce, with its registered offices at 12, place des Etats-Unis, 75783 Paris Cedex 16.

Its share capital amounts to €218,500,651.10, divided into 70,484,081 shares with a nominal value of 3.10 euros (latest information available).

The company is registered with the Registre du Commerce et des Sociétés de Paris under number RCS 582 041 943 (58 B 4194).

The bylaws of Pernod Ricard state that the company has the following main objects:

—
the manufacture, purchase and sale of any wines, spirits and liqueurs, as well as alcohol and all food products, the use, conversion and trading in all forms of finished or semi-finished products, by-products and substitutes generated from its main operations carried out in distilleries or other industrial establishments of a similar nature. These operations may be wholesale, semi-wholesale or retail, and may be conducted in any place, whether within France or not, with the deposit, purchase and sale of such products;

—
the representation of any French or foreign manufacturers producing, manufacturing or selling products of similar nature;

—
investment in any business or operations whatsoever which could be related to the production and trading of similar products, in any form whatsoever, through the creation of new companies, contributions in kind, subscriptions, purchases of shares or purchases of commercial rights, etc.;

—
all operations relating to the hotel industry or leisure industries in general, and, in particular, Pernod Ricard's investment in any company, whether existing or to be created, businesses or operations of any kind which could be related to the hotel industry or leisure industries in general, it being noted that the Company may carry out these operations for its own account or on behalf of third parties, and either alone, through equity investment, in partnership or association, or in companies with any third parties or jointly with other companies, and in any form whatsoever: by way of contributions in kind, mergers, subscriptions or purchases of shares or commercial rights, etc.;

—
investment in any industrial, commercial, agricultural, real estate, financial or other company, existing or to be created, whether French or foreign;

—
the acquisition, disposal, exchange and any transaction relating to shares, equity interests or partnership holdings, investment certificates, convertible or exchangeable bonds, equity warrants, bonds with equity warrants and generally any transferable security or right whatsoever;

—
any operation of an agricultural, general cultivation, arboricultural, breeding, wine growing, etc. nature, as well as any connected or derived from agricultural or industrial operations;

—
and generally all industrial, commercial, financial, real estate and movable property operations directly or indirectly related to the objects listed above or capable of enhancing their development.

Pernod Ricard shares are traded on Euronext Paris SA (Eurolist—Compartiment A) (deferred settlement system).

In 1993, Pernod Ricard issued an ADR (American Depositary Receipt) program with the Bank of New York acting as Depositary (OTC Market).

Also, Pernod Ricard issued a bond of 488.75 billion euros, convertible into new shares and/or exchangeable for existing shares (OCEANE).

Pernod Ricard OCEANEs are currently traded on Euronext Paris S.A.'s convertible bond market.

Pernod Ricard is the third largest Wine and Spirits group worldwide since the acquisition in 2001, in association with the world's number one, Diageo, of the Seagram group's businesses, of which it has kept 39.1%. This Transaction allowed the Group to approximately double its presence in the Wine and Spirits sector.

Pernod Ricard's portfolio includes 13 spirits brands amongst the world's top 100.

The main financial data published by the Group for the last three fiscal years are the following:

	31/12/2004		31/12/2003		31/12/2002
	(In millions of Euros)
Consolidated sales before duties and taxes	3,572	1.1%	3,534	-26.9%	4,836
EBITDA	843	-0.5%	847	-2.3%	867
EBITA	743	+0.4%	739	-1.5%	750
Group net profit	487	+5.1%	464	+12.4%	413

Shareholders' equity (group share*)	2,951		2,731		2,515
Minority interests	25		25		24
Market capitalization	7,943

(*)
Following the adoption in 2004 of the IFRS 17 rule.

3.8.1.2    Nature of the contributions in kind, value of the contributions and the consideration

3.8.1.2.1    Nature of the Contributions

As described in paragraph 3.8.1, the Transaction consists in Pernod Ricard acquiring 100% of the share capital and voting rights of Allied Domecq in consideration for cash and shares, by way of a Scheme of Arrangement in accordance with the provisions of English law as set out in Section 425 of the Companies Act 1985.

This procedure is a type of merger wherein, under certain conditions and provided the Transaction is approved by Pernod Ricard shareholders' general meeting and Allied Domecq shareholders' general meeting and it is sanctioned by the English court, Allied Domecq becomes a wholly-owned subsidiary of Pernod Ricard, in return for which the former shareholders of Allied Domecq receive the agreed consideration.

Under the terms of the Scheme of Arrangement, the former shareholders of Allied Domecq will have the option to elect to exchange their Allied Domecq shares for cash and/or Pernod Ricard shares subject to the overall limit that approximately 81% of the consideration is paid in cash and 19% in shares.

As indicated in the Note d'Opération, Allied Domecq shareholders will have the possibility to choose between two options:

The Principal Offer: Allied Domecq shareholders may exchange their shares (prior to reclassification) for a consideration of 0.0158 of a Pernod Ricard share and 545 pence in cash for one Allied Domecq share;

Alternative Outcome: In order to meet the expectations of Allied Domecq shareholders who may elect to vary the proportion of Pernod Ricard shares and cash, without, however, altering the overall proportion of 19% in Pernod Ricard shares and 81% in cash Allied Domecq shareholders may elect to receive additional cash consideration and/or new Pernod Ricard shares:

—
Share Outcome: within the limits described above, Allied Domecq shareholders may exchange their shares (prior to reclassification) on the basis of 0.084688 of a new Pernod Ricard share to be issued for one Allied Domecq share;

—
Cash Outcome: within the limits described above, Allied Domecq shareholders may elect to receive 670 pence for each Allied Domecq share as consideration.

In respect of their holdings of Allied Domecq shares, Allied Domecq shareholders may opt either for the Principal Offer, or one or the other of the two Alternative Outcome, or may combine the Principal Offer and the Alternative Outcome.

The issue of Pernod Ricard shares to satisfy the share component of the Scheme of Arrangement is subject to prior approval by the Extraordinary General Meeting, to be held on June 20, 2005.

Under the terms of the Scheme of Arrangement, the contribution in kind relates to Allied Domecq B shares, representing approximately 19% of Allied Domecq's share capital, i.e. a maximum of 209.2 million Allied Domecq shares prior to the subdivision into 670 shares and reclassification into A and B shares, i.e. a maximum of 140,031,645,570 B shares.

The references used hereafter for the number of Allied Domecq shares relate to the number of shares prior to the subdivision of each Allied Domecq share into 670 shares.

3.8.1.2.2    Value of the contributions in kind and remuneration

The estimated value of the contributions in kind is set at a maximum amount of € 2,053 million for 209.2 million Allied Domecq B shares, (i.e. the equivalent of 670 pence per share).

Pernod Ricard is offering Allied Domecq shareholders the possibility to exchange their shares (prior to the subdivision into 670 shares and reclassification into A and B shares) for 0.0158 of a Pernod Ricard share and 545 pence in cash per Allied Domecq share.

The underlying value of the consideration, based on a reference price of €116 per Pernod Ricard share and a reference euro/sterling pound exchange rate of 0.6827, is equal to 670 pence per Allied Domecq share.

3.8.1.3    Regulations and conditions relating to the contributions in kind

Under corporate law, the Transaction is a simple contribution in kind subject to the provisions of Article L. 225-147 of the Code de Commerce.

For tax purposes, it will be subject to generally applicable French law, i.e. a sole flat duty of 230 euros as provided by Article 810 I of the Code Général des Impôts.

3.8.2    Tasks undertaken for this report

3.8.2.1    Description of our work

The work carried out comprised the following:

—
Meetings were held with Pernod Ricard executives and advisors in order to gain an understanding of the proposed Transaction as well as its legal and financial framework.

—
A valuation analysis was carried out by BNP PARIBAS, whose representatives provided explanations of the investigations carried out. The conclusions of BNP PARIBAS are summarised in the Note d'Opération.

—
An analysis of the share prices of the two companies.

—
Review of the comparable transactions and stock market analyses which had been conducted by the financial advisors, as well as the financial analysts' reports established over the period end January to end April 2005.

—
Analysis of the Note d'Opération, which described the Transaction and its consequences.

—
Examination of the information contained in the latest annual accounts of Pernod Ricard, as at December 31, 2003, and Allied Domecq as at August 31, 2004, which have received unqualified certification by the Auditors, as well as the interim accounts of Pernod Ricard, as at December 31, 2004, and Allied Domecq, as at February 28, 2005.

We were not able to gain access to the framework agreements signed with Fortune Brands but did see a summary of the terms and conditions.

3.8.2.2    Scope of our work

Given the timetable of the Transaction, we have not been able to carry out a detailed examination of the business plan set out by the Pernod Ricard Group. We did, however, receive a letter of confirmation from the managers regarding in particular the forecasts made in the business plan.

It was pointed out to us that because of the restrictions relating to the legal and regulatory framework of a Scheme of Arrangement transaction, we would not be able to contact the Allied Domecq Board nor have access to any non-publicly available document. Our opinion is therefore based solely on publicly available documents relating to Allied Domecq.

The purpose of our appointment is to inform further the shareholders as regards the value of the "contribution in kind" and the fairness of the consideration. The work we have undertaken cannot be compared to a Due Diligence Audit as would be carried out for a lender or an acquirer and hence does not include all the work, which such an audit would demand. Our report cannot, therefore, be used in this context.

We have relied upon documents and information supplied to us and did not carry out any form of audit on these documents or information.

3.8.3    Assessment of the value of the contribution

We would reiterate that the Scheme of Arrangement is due to be approved by the Allied Domecq Shareholders' Meetings scheduled on July 4, 2005, together with the subdivision into 670 shares and reclassification into A and B classes of shares. We would also highlight that the Allied Domecq shareholders will only hold B Shares as set out in the offer when the Scheme of Arrangement becomes effective. Moreover, the contribution will only be realized when the relevant English Courts approve the Scheme.

3.8.3.1    Description of the financial terms of the Transaction

Under the terms of the Scheme of Arrangement described above, Pernod Ricard is offering to acquire 100% of the shares in Allied Domecq at the price of 670 pence per share, with approximately 81% of the price paid in cash and 19% paid in Pernod Ricard shares. The offer price amounts to 7.4 billion pounds sterling or 10.8 billion euros at the exchange rate prevailing on the announcement day of the transaction.

We have been informed that the Fortune Brands group will be party to the transaction inasmuch as it is planned that they will subscribe to Tracker Shares in Goal Acquisitions Limited for a value of approximately £2.7 billion or approximately €4.0 billion in cash, which will give them ownership of a portion of Allied Domecq's assets and liabilities. This disposal will occur within six months after Allied Domecq's acquisition by Pernod Ricard. This delay is deemed necessary to give time to Pernod Ricard to separate the relevant businesses and transfer the management of the brands, the distribution networks and the associated workforce to Fortune Brands. Fortune Brands will have the right to inspect the businesses that it will acquire as soon as the main transaction between Pernod Ricard and Allied Domecq has been completed.

The acquisition of Allied Domecq after the disposal of certain of its businesses to Fortune Brands can hence be analysed in the following financial terms:

—
Purchase price of equity: €6.8 billion, of which €2.1 billion will be raised through the issue of new Pernod Ricard shares and €4.7 billion through bank financing.

—
Assumption of Allied Domecq's financial debts, which amount to approximately €2.8 billion.

Lastly and in the short term, the Allied Domecq assets retained by Pernod Ricard may be reduced by the disposal of those assets not consistent with Pernod Ricard's core business, and in particular the quick service (QSR) business along with certain brands of wines and spirits and other assets in the soft-drink beverage market.

3.8.3.2    Valuation methodologies considered

Pernod Ricard, assisted by its financial advisors, has used market data to perform three valuation methodologies:

—
An analysis of Allied Domecq's share price and the comparison of the premium offered by Pernod Ricard to that observed on the London Stock Exchange (1-month premiums) for public takeovers which have taken place between 1998 and Q1 2005.

—
An analogy-based method, using the trading multiples of comparable companies.

—
An approach based on comparable transactions, which consists of calculating the implied multiples resulting from the financial terms of seven takeovers carried out between September 1999 and October 2004.

In addition, a fairness opinion was provided by BNP PARIBAS which values the Allied Domecq group using the "Sum of the Parts" method which consists in valuing separately Allied Domecq's three categories of businesses.

—
The businesses to be ultimately retained by the Pernod Ricard Group.

—
The brands and associated assets to be disposed to Fortune Brands as per the Framework Agreement agreed between the parties.

—
The quick service activity in the United States which is to be disposed in the months following the completion of the transaction.

To perform the valuation of these businesses, BNP Paribas has used the following methods:

—
The retained businesses have been valued by using two methods: the comparable transaction method and an intrinsic valuation method based on the discounted cash flows based on the forecasts set out by Pernod Ricard management and including the synergies generated by the transaction.

—
The assets disposed to Fortune Brands have been valued at their sale price, net of capital gain tax.

—
The value of the QSR business has been estimated by comparison with comparable listed companies and the anticipated disposal price has been reduced by the expected amount of capital gain tax. The same trading comparable method has also been used to value the 23.75% holding owned by Allied Domecq in Britannia Soft Drinks although a 25% to 30% discount has been applied to reflect the unlisted status of Britannia and the fact that Allied Domecq only owns a minority stake in the company. The resulting valuation of this holding is very close to the market consensus value based on recent broker valuations.

3.8.3.2.1    Allied Domecq's Share price

The market valued Allied Domecq Shares before the Pernod Ricard bid at a median value of 500 Pence which is relatively close to the Allied Domecq's average share price at the start of 2005.

The analysis of Allied Domecq's share price based on Pernod Ricard offer price of 670p compared to the share prices calculated for the reference periods show the following premia:

—
4.2% to the closing price on the last trading day prior to announcement of the offer.

—
5.9% to the average price over the period from April 5 (the first trading day following the announcement that the two groups were in discussion) to April 20, 2005.

—
24.8% to the closing price on the last trading day before the announcement that the two groups were in discussion.

—
17.3% to the average price over the period from February 4, 2005 (the first trading day following speculation surrounding a potential offer) to April 20, 2005.

—
36.2% to the closing price on February 3, 2005, the last trading day prior to the speculation surrounding a potential offer.

—
between 31.9% and 42.4% to the average share prices calculated over 1-to 12-month periods before February 3, 2005.

In addition, the financial advisors have calculated a median 1-month premium of 26% to 41% for public transactions carried out between 1998 and the first term of 2005. The analysis covers both recommended and unsolicited transactions.

3.8.3.2.2    Analysis of comparable listed companies

The Note d'Opération sets out a valuation method which applies the multiples derived from the comparable listed companies to Allied Domecq's EBITDA adjusted to the end of 2005.

The sample of listed companies comprises Brown-Forman, Constellation Brands, Davide Campari, Diageo, the Pernod Ricard Group and Rémy Cointreau.

In order to determine Allied Domecq's 2005 EBITDA level, a market consensus based on broker reports issued before the transaction announcement was used.

The EBITDA multiple used is that of the median of the sample excluding Allied Domecq and Pernod Ricard, which is 11.7.

Thus the Allied Domecq share price calculated using the comparable listed company method comes out at 593 pence. The price offered by the Pernod Ricard Group of 670 pence per share therefore yields a premium of 12.9% to that value of 593 pence.

3.8.3.2.3    Analysis of comparable transactions

It is to be noted that this method was chosen by Pernod Ricard and its financial advisors and by BNP PARIBAS in its fairness opinion.

Nonetheless, the scope of the valuation is not identical in that the financial advisors determined Allied Domecq's value as a whole to include all its businesses prior to the Transaction. It therefore refers to the value of the listed company Allied Domecq prior to its take-over by Pernod Ricard.

The approach used by BNP PARIBAS which consists in only valuing the retained businesses post-disposals will be examined separately in paragraph 3.8.3.3 which relates to the "Sum of the Parts" valuation method.

The transactions selected by the financial advisors were as follows:

—
LVMH's bid for Glenmorangie in October 2004;

—
The acquisition of Barbero by Davide Campari in December 2003;

—
The take-over of Malibu by Allied Domecq in February 2002;

—
The sale of Skyy Spirits to Davide Campari in December 2001;

—
The acquisition of Seagram's Wine and Spirits activities by the Pernod Ricard/Diageo consortium announced in December 2000;

—
The acquisition of Bols by Rémy Cointreau in August 2000; and

—
The take-over of Highland Distillers by the Edrington Group in September 1999.

The median EBITDA multiple of these transactions is 12.9. Applying this multiple to Allied Domecq's 2005 EBITDA results in a value of 668 Pence, very close to the Pernod Ricard offer of 670 pence per share.

3.8.3.3    Valuation of Allied Domecq by BNP PARIBAS

BNP PARIBAS has valued Allied Domecq by using the discounted cash flows method for the retained businesses and by cross-correlating the results with the comparable transaction approach.

It should be noted that the objective of this valuation is to provide present and future Pernod Ricard shareholders with information on the impact of the Transaction on the post-transaction valuation of the new Pernod Ricard Group, which includes the Allied Domecq businesses to be retained in the long term. It differs from the approaches adopted by the financial advisors inasmuch as Allied Domecq is valued by the difference in the value of the Pernod Ricard Group after and before the Transaction. Therefore, the value of Allied Domecq includes the impact of the synergies generated by the Transaction.

In order to carry out their work, BNP PARIBAS relied on the 2005/2007 business plan as established by the Pernod Ricard management prior to the Transaction and on the business plan established by the Pernod Ricard management incorporating the impact of the Allied Domecq businesses to be retained. The plans have been extrapolated over the period 2008/2015. The impact of the synergies achieved through economies of scale in the distribution network has been taken into account along with the related restructuring costs.

The Discounted Cash Flows or DCF method has been based on business and valuation assumptions.

Given the absolute need for confidentiality and the restrictions imposed by the English legal and regulatory framework, we shall not be communicating any information regarding the assumptions used or the ranges of valuations obtained in the context of this report.

The valuation carried out by BNP PARIBAS, which we have reviewed, supports the price of 670 pence per Allied Domecq share.

3.8.3.4    Discarded valuation methodologies

Net asset value

This indicator, which for information purposes amounts to 65 pence per share based on Allied Domecq's financial statements as at February 28, 2005, has not been used as it does not reflect the company's growth potential. Regarding the restated net asset value, we consider that the valuation methods used by the appraisers, be they analogy-based or intrinsic approaches, value the goodwill of the company and therefore provide a notional restated net asset value.

Discounted dividend method

This method relates to the valuation of a minority shareholding. In the case in question, the transaction is seen as a take-over of Allied Domecq by Pernod Ricard, which will acquire 100% of Allied Domecq's share capital should its bid succeed.

This approach is therefore not relevant for this type of transaction.

3.8.3.5    Assessing the valuation methodologies considered

3.8.3.5.1    General observations on the nature of the Transaction

As mentioned above, the Pernod Ricard Group is financing the acquisition of Allied Domecq by offering Allied Domecq shareholders approximately 19% of the offer price in Pernod Ricard shares and the remaining balance in cash.

Given Allied Domecq's level of debt and the disposal of part of the assets to Fortune Brands, the proportion of the acquisition financed by Pernod Ricard shares only amounts to 19% of the overall financing of the Transaction. Thus the Pernod Ricard Group has available two drivers to increase the profitability of its shareholders' investment: one operational driver resulting from the synergies achieved by the pooling of the distribution networks; and the other driver coming from the low post-tax cost of the acquisition debt.

Given also the Transaction structure, our work has consisted in gaining an understanding of the overall value of Allied Domecq even if our assignment is limited to the part of the takeover financed with Pernod Ricard shares, i.e. 19% of the total financing.

3.8.3.5.2    Comments on the distinctive nature of the methodologies considered

The financial advisors have assessed, through an analysis of the share price and analogy-based methodologies the premium offered by Pernod Ricard to Allied Domecq's shareholders with regard to Allied Domecq's financial results and recent stock market performance. Furthermore, they have compared this premium with those offered in transactions carried out in the same sector over the last five years.

In its fairness opinion, BNP PARIBAS has measured the value of Allied Domecq within the new Pernod Ricard Group. The calculation method which consists in attributing all the synergies to Allied Domecq therefore enables an assessment of the value contributed by Allied Domecq to Pernod Ricard. This valuation provides Pernod Ricard's Board with information regarding the desirability of the contemplated combination. It also enables the board to assess the price of 670 pence offered by Pernod Ricard for each Allied Domecq share. The approaches selected by the financial advisors and BNP PARIBAS are therefore complementary.

3.8.3.5.3    Comment on the choice of methods adopted

The analysis of Allied Domecq share price and the analogy-based approaches based on other companies in the sector are relevant, as a large number of analysts cover the Allied Domecq stock, which is very liquid, and as the spirits sector is homogeneous.

The discounted cash flow method used by BNP PARIBAS complements the multi-criteria approach to the valuation of Allied Domecq even though we must highlight that this valuation is based on post results.

3.8.3.6    Assessment of the results obtained

The following points have emerged from our analysis of the work carried out by the financial advisors:

—
The market consensus values Allied Domecq's median pre-merger share price at 500 pence, which is relatively close to Allied Domecq's average share price at the start of 2005. Thus the offered price of 670 pence per share yields a premium of 34% to that share price. This premium is in line with those observed on the United Kingdom stock market in transactions carried out between 1998 and 2005.

—
The analysis of the comparable listed companies using the 2005 median EBITDA results in an Allied Domecq share value of 593 pence.

—
The median or average EBITDA multiple resulting from the analysis of comparable transactions in the period 1999/2004 further supports a price of 670 pence per share.

We have examined the valuation methods used by BNP PARIBAS and employed the usual sensitivity tests associated with this type of valuation and these were also in line with the contribution price of 670 pence.

In conclusion, the offered price of 670 pence per share is justified by the valuation resulting from the business prospects of the combined entity as forecasted by the Pernod Ricard Group.

3.8.3.7    Synopsis

In order to assess the 670 pence offer price which has been retained as the key value of the cash and share consideration, we have compared the purchase price with Allied Domecq's stand-alone value as viewed by the market consensus before rumours surfaced about the combination with Pernod Ricard (amounts in billions of euro):

Purchase price paid to Allied Domecq shareholders @ 670 pence per share	10.8
Allied Domecq pre-rumour market capitalisation @ 500 pence per share	8.1

Overall Premium	2.7

The combination between Pernod Ricard and Allied Domecq has a strategic rationale, that translates into significant cost synergies. This rationale is further supported by previous transactions within the industry in the same sector and the forecasted synergies are consistent with the savings achieved by Pernod Ricard when it acquired a part of Seagram's businesses.

In addition, we note that the terms of the disposal of a part of Allied Domecq's businesses to Fortune Brands are comparable to the terms of the acquisition of Allied Domecq by Pernod Ricard and, as a result, also support the price offered by Pernod Ricard.

To conclude, the price of 670 pence per share is justified by the financial impact of the synergies expected to be generated by the Transaction.

Lastly, the price of 670 pence per share is also offered to Allied Domecq shareholders in the cash option of the mix and match election.

Given the above, we deem that the offer for the Allied Domecq stock is not overvalued.

3.8.4    Assessment of the fairness of the proposed consideration

3.8.4.1    Determining the number of Pernod Ricard Shares to be issued

The mix and match election offered to the Allied Domecq shareholders will require Pernod Ricard to issue, given the exchange ratio of 0.0158 Pernod Ricard share per one Allied Domecq share, a maximum number of 0.0158 × 1,118.2 shares (i.e. 17.668 million shares, rounded up to 17.7 million shares).

3.8.4.2    Relevance of the relative values attributed to the shares of the participating companies

The agreements have been reached on the basis of a Pernod Ricard share price of € 116.

On the last trading day prior to announcement (April 20, 2005) the Pernod Ricard share price closed at €116.9. Between the announcement date and May 16, 2005, the share price peaked at €125.9. The share price on May 16, 2005 was €119.5.

Given the context of the transaction, the Pernod Ricard share price represents the most appropriate reference for valuing the company.

At constant exchange rates, these different Pernod Ricard share prices imply an overall valuation of the Offer of between €10,979 million and €11,135 million for 100% of Allied Domecq share capital.

(in millions of shares and millions of Euros, except for share price in Euro)	Reference share price	Highest closing price between 20/04 and 16/05	Share price on 16/05/05
Pernod share price (in €)	116	124.8	119.5
New shares issued (in millions)	17.7	17.7	17.7

Value of the new shares	2,053	2,209	2,115
Cash payment	8,926	8,926	8,926

Total value of 100% of Allied Domecq's share capital	10,979	11,135	11,041

Value per Allied Domecq share (pence)	670	679.6	673.9

At a constant exchange rate of £/€ of: 0.6827 as at April 20, 2005

The resulting value for each Allied Domecq share can be compared to the Allied Domecq contribution price of 670 pence. The increase in value per share as set out above is directly related to the increase in Pernod Ricard's share price since the announcement of the acquisition, thanks to the market's positive reaction to the Transaction.

The values fall within the range of values established by the financial advisors using the methods described in our assessment of the contribution value and that we deem relevant.

3.8.4.3    Positioning of the exchange ratio

Considering the remuneration offered to Allied Domecq shareholders in relation to the Share Outcome the Pernod Ricard/Allied Domecq ratio can be determined as follows: (in millions of shares):

Number of Allied Domecq shares	1,118.2
Exchange ratio used for the 100% share offer	0.084688
Number of equivalent Pernod Ricard shares (1)	94.7
Number of existing Pernod Ricard shares (2)	70.5
Pernod Ricard/Allied Domecq ratio ((2)/((1)+(2))	42.7%
Allied Domecq/Pernod Ricard ratio ((1)/((1)+(2))	57.3%

On the basis of the Share Outcome, the implicit ratio is therefore 42.7% Pernod Ricard—57.3% Allied Domecq.

3.8.4.3.1    Recent market capitalisation ratio of the two companies

The recent market capitalisation ratio of the two companies is as follows:

	% Pernod Ricard	% Allied Domecq
April 20, 2005	44.2%	55.8%
Average since April 5, 2005	43.8%	56.2%
April 4, 2005	46.7%	53.3%
Average since February 4, 2005	46.0%	54.0%
February 3, 2005	48.8%	51.2%
1-month average	49.5%	50.5%
2-month average	49.6%	50.4%
3-month average	49.5%	50.5%
6-month average	49.4%	50.6%
9-month average	49.3%	50.7%
1-year average	49.1%	50.9%

Based on the 1-month to 12-month averages, the market capitalisation ratio was in the region of 49.5% Pernod Ricard/50.5% Allied Domecq.

Thus the selected exchange ratio of 57/43 compared to a market capitalisation ratio of 50.5/49.5 reflects the premium offered to the Allied Domecq shareholders. Since February 3, 2005, the market has progressively adjusted to the Offer.

We have studied the ratios resulting from the dividend distribution policies of the two companies. We have not, however, employed this criterion since dividend distribution decisions depend on the shareholding structure and on the policies of each of the groups and are not representative of the value of the two companies.

3.8.4.3.2    Ratio on the basis of the "recalendarised" 2004 and 2005 results

The net earnings per share method has not been used since this indicator is based on the financial structures and depreciation policies of the respective companies. It cannot be used as a relevant basis for comparison.

We have instead used the recalendarised EBITDA criterion.

The ratios in terms of recalendarised 2004 and 2005 EBITDA are as follows:

—
Recalendarised 2004 EBITDA: 56% (Allied Domecq): 44% (Pernod Ricard)

—
Recalendarised 2005 EBITDA: 56.4% (Allied Domecq): 43.6% (Pernod Ricard).

On the basis of the recalendarised 2004 and 2005 EBITDA, the ratio runs from 56 - 56.4% (Allied Domecq) and 43.6% – 44% (Pernod Ricard) and are close to the ratio which would result from an all-share transaction.

3.8.4.3.3    Ownership of the share capital

Upon completion of the Transaction, the share capital will be divided between the two categories of shareholders in the following way:

—
Pernod Ricard shareholders (70.5 million share) 80.0%

—
Former Allied Domecq shareholders (17.7 million shares) 20.0%

The Pernod Ricard shareholders will benefit from the synergies generated by the Transaction inasmuch as they materialise. The full impact of the synergies is expected to be reached in the third year after completion.

3.8.4.4    Conclusions as to the fairness of the Transaction

To summarise our work, we would make the following observations:

—
The value of the contribution, which depends on Pernod Ricard stock price on the date of the Shareholders' General Meeting is within the range of the values of Allied Domecq shares determined by the approaches described above in our observations on the assessment of the contribution value;

—
On the basis of the Offer proposed to the Allied Domecq shareholders, the ratio between the two companies is in the order of 57% (Allied Domecq) – 43% (Pernod Ricard). This ratio is consistent with the recalendarised and estimated 2004 and 2005 EBITDA;

—
Given the structure of the consideration which will largely be financed by debt of €4.7 billion, the operation will result in the following holdings based on the maximum number of shares to be tendered in the offer:

—
80.0% (Pernod Ricard shareholders) – 20.0% (Former Allied Domecq shareholders).

Given current market conditions and taking into account all the above comments, it is our opinion that the proposed remuneration is a fair one for the shareholders of Pernod Ricard and we do not have any other observations to make on the matter.

3.8.5    Conclusion

We would reiterate that we have been informed that due to the legal and regulatory restrictions associated with a Scheme of Arrangement transaction, we could neither have any contact with the Management of the Allied Domecq Group nor any access to any document which is not in the public domain. Our conclusions can only therefore be based on documents in the public domain published by the company.

In conclusion, we believe the contribution value of the Allied Domecq shares of 670 pence each is not overvalued because of the financial impact of the synergies expected to be generated by the Transaction.

Given the current market conditions and the expected financial performance, we believe that the offered remuneration is fair for the Pernod Ricard shareholders.

Paris, May 19, 2005

The "Commissaires aux Apports"

Dominique  Ledouble Jean-Charles de Lasteyrie Alain Abergel

CHAPTER 4—IMPACT OF THE ISSUE ON CURRENT
PERNOD RICARD SHAREHOLDERS

4.1    Potential impact of the share issue

The impact of the increase in share capital on Pernod Ricard and consolidated shareholders' equity and the pro forma financial information are established on the basis of the issue of 17,483,811 Pernod Ricard shares at €116. An assumption is made that the Allied Domecq options not covered by treasury shares (through trusts dedicated for this purpose) shall not be exercised but should be cancelled for a sum equal to the difference between the Offer price and the exercise price. This amounts to a total of € 62 million.

4.1.1    Impact on the percentage of capital and voting rights of the Pernod Ricard shareholders

The following table summarises the distribution of the capital and voting rights of Pernod Ricard before and after the Transaction:

	Prior to the Transaction (March 31, 2005)			After the Transaction
	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights
SA Paul Ricard	8,561,296	12.1%	19.2%	8,561,296	9.7%	15.9%
Société Immobilière et Financière pour l'Alimentation	7,215,373	10.2%	17.2%	7,215,373	8.2%	14.2%
Pernod's Administration and Management	815,602	1.2%	1.7%	815,602	0.9%	1.4%
Shares owned by employees	1,308,156	1.9%	2.5%	1,308,156	1.5%	2.1%
Caisse des Dépôts et Consignations	3,262,209	4.6%	3.9%	3,262,209	3.7%	3.2%
Groupe Société Générale	2,538,587	3.6%	3.0%	2,538,587	2.9%	2.5%
Ecureuil Gestion FCP	1,939,987	2.8%	2.3%	1,939,987	2.2%	1.9%
BNP Paribas	1,062,429	1.5%	1.3%	1,062,429	1.2%	1.1%
Morgan Stanley International Management Ltd				1,638,539	1.9%	1.6%
Schroder Investment Management Ltd				877,187	1.0%	0.9%
Morley Fund Management Ltd				755,439	0.9%	0.7%
Silchester International Investors				720,493	0.8%	0.7%
Legal and General Investment Management Ltd				621,933	0.7%	0.6%
Suntory Ltd				597,787	0.7%	0.6%
Insight Investment Management Ltd				572,187	0.7%	0.6%
Barclays Global Investors				563,323	0.6%	0.6%
Crédit Agricole	357,489	0.5%	0.4%	357,489	0.4%	0.3%
Treasury shares	3,373,854	4.8%	0.0%	3,373,854	3.8%	0.0%
Others and public	40,049,099	56.8%	48.5%	51,186,022	58.2%	51.1%

Total	70,484,081	100.0%	100.0%	87,967,892	100.0%	100.0%

Note: Shares of SA Paul Ricard include shares held by Mrs Baudinet

In the data after the Transaction, only the historical Allied Domecq shareholders holding more than 3% of the capital at April 13, 2005 were included. The parity used is 0.0158 of a new Pernod Ricard share for one formerly held Allied Domecq share (before reclassification).

As the information on the shares held by Allied Domecq employees is not available, the impact could not be calculated on the data after the Transaction.

4.1.2    Impact on the Group's interests in net consolidated assets at December 31, 2004

4.1.2.1    Impact on individual shareholders' equity of Pernod Ricard

	Pernod Ricard	Transaction Impact	Pernod Ricard Restated
	(In € millions)
Share capital	219	54	273
Reserves and share premium	858	1,974	2,832
Group net profit	94		94

Shareholders' equity	1,170	2,028	3,198

4.1.2.2    Impact on Group's interest in consolidated shareholders' equity after carrying out the Framework Agreement

The impact of the issue on the Group's share of consolidated shareholders' equity after the Framework Agreement with Fortune Brands is presented in the following table:

	Pernod Ricard	Allied Domecq	Restatements	Total
	(In € millions)
Share capital	219	406	(352)	273
Share premium	38	242	1,732	2,012
Reserves and others	2,695	100	(100)	2,695

Group's interest in shareholders' equity	2,951	748	1,280	4,979
Minority interests	25	117		143

Total shareholders' equity	2,976	865	1,280	5,122

4.2    Impact on the market capitalisation of the Group

The maximum impact of the issue on the market capitalisation of the Group, on the basis of the closing price of € 116.90 on April 20, 2005 (the last trading day before the announcement of the Transaction) and of the number of shares to issue of 17,483,811, is set out in the following table:

	Before the Transaction	After the Transaction
Number of shares(1) (in millions)	70.5	88.0
Market capitalisation (in € million)	8,240	10,283

(1)
Excluding conversion of OCEANE convertible bonds.

4.3    Pro forma financial information

4.3.1    General principles and assumptions

The combined pro forma financial information, presented in condensed form and not audited, summarises the effects of the proposed acquisition of Allied Domecq by Pernod Ricard and is presented in euros and reflects the Pernod Ricard/Allied Domecq agreement by using the acquisition method, in accordance with French accounting standards. This information was obtained under the responsibility of Pernod Ricard's directors.

The pro forma adjustments are based on the public information available on the Allied Domecq group as well as assumptions which Pernod Ricard considers to be reasonable.

This information does not take into account the change in accounting referential linked to the first application of the IFRS standards beginning on July 1, 2005. It is recalled moreover that the planned operation of the acquisition of Allied Domecq by Pernod Ricard will be accounted for according to the IFRS standards, with in particular accounting at fair value, according to the IFRS 3, of all the assets and liabilities acquired and the accounting of deferred taxes on the fair value adjustments. For this purpose, it is probable that significant deferred tax liabilities related to the values attributed to the brands must be recorded.

The combined pro forma financial information, presented in condensed form and not audited, is provided for the information purposes only and does not necessarily reflect the operating result or the financial situation, over the period presented, of the combined entities which will be created when the transactions have been completed. This combined pro forma financial information, presented in condensed unaudited form, is not an indication either of the future operating results or of the future financial situation of the combined entities.

The combined pro forma financial information presented in condensed form and not audited, was based on and must be read jointly with the consolidated and individual audited financial data of Pernod Ricard at December 31, 2004 and Allied Domecq at August 31, 2004. This pro forma financial information contains uncertainties due to the fact that Pernod Ricard has had very limited access to non-public financial information.

The principal assumptions used in relation to the Transaction are the following:

•
Pernod Ricard acquired all the shares held by the shareholders of Allied Domecq, i.e. a total of 1,106,570,314 shares, as well as all options which can be exercised;

•
The Allied Domecq shares are acquired by Pernod Ricard against the amount of 6.70 pounds sterling per share, 5.45 pounds sterling of which is paid in cash and 1.25 pounds sterling in Pernod Ricard shares from the issue of 17,483,811 Pernod Ricard shares; and

•
Holders of Allied Domecq options request payment in cash.

The combined pro forma financial information, presented in condensed form and not audited summarises in succession the effect of:

  (i)
  the acquisition of all the Allied Domecq shares by Pernod Ricard;

  (ii)
  the Framework Agreement (as described in paragraph 4.3.2 below) with Fortune Brands and the other envisaged disposals of spirits brands; and

  (iii)
  the synergies resulting from the Transaction.

The cost synergies and other synergies expected are integrated in the combined pro forma financial information after taking into account the effects of the Framework Agreement, presented in condensed form and not audited. Certain specific points such as the restructuring costs are not taken into account.

The reference consolidated financial statements used in the context of the preparation of the combined pro forma financial information, presented in condensed form and not audited, are:

•
Allied Domecq's audited consolidated financial statements for the financial year beginning on September 1, 2003 and ending on August 31, 2004, prepared in pounds sterling and according to UK accounting principles;

•
The interim audited consolidated financial statements of Pernod Ricard of a duration of twelve months for the period from January 1 to December 31, 2004, prepared in euros and according to French accounting principles.

The Allied Domecq financial statements, presented according to UK accounting principles were partially restated for the purposes of homogenization with the accounting principles used by Pernod Ricard; the restatements were identified using only publicly available information. The completeness of these restatements can therefore not be guaranteed.

Allied Domecq's financial statements are prepared in pounds sterling. In the context of the preparation of the combined pro forma financial information, presented in condensed form and not audited, they were converted into euros on the basis of the average exchange rate for the period from September 1, 2003 to August 31, 2004 for the income statement and the exchange rate of the date of the announcement of the Transaction for the balance sheet. The ensuing conversion difference was registered into a shareholders' equity account.

The unaudited pro forma financial information is based on estimates and preliminary assumptions which Pernod Ricard considers to be reasonable. The pro forma adjustments as well as the acquisition price allocations are preliminary figures based on the information available on the date of the establishment of the pro forma financial data. No assurance can be given that the final acquisition price allocation will not differ from the preliminary allocation.

The OCEANE conversion assumption is not included in the pro forma financial data presented in this chapter although the information is provided in paragraph 4.3.5 below.

4.3.2    Description of the Framework Agreement

In the context of the Transaction, Pernod Ricard agreed to sell to Fortune Brands, for an amount of approximately €4.1 billion in cash for certain Allied Domecq brands and production and distribution assets (for approximately £2.7 billion), as well as its Larios brand (for approximately € 109 million). Allied Domecq' assets which will be sold to Fortune Brands include the core spirits brands Canadian Club, Courvoisier, Maker's Mark and Sauza, the California wines including the Clos du Bois brand (excluding Mumm Cuvée Napa), as well as the distribution networks and the local market leaders of Allied Domecq in Spain (DYC, Centenario, Castellana, Fundador), the United Kingdom (Harveys, Cockburn's, Teacher's and Laphroaig) and Germany (Kuemmerling, Jacobi). The transfer of these assets to Fortune Brands is subject to completion of the Offer, on the conditions summarised in paragraph 2.2.7.2. The transfer of the assets to Fortune Brands will take place within 6 months following the Scheme of Arrangement becoming effective.

The Framework Agreement, signed between Pernod Ricard and Fortune Brands on April 21, 2005, governs the procedures of the financing of the Transaction by Fortune Brands, the allocation of Allied Domecq's assets and liabilities between Pernod Ricard and Fortune Brands and the transfer of Allied Domecq' assets to Fortune Brands.

The Framework Agreement also sets out the procedures governing Fortune Brands' contribution to the financing of the acquisition of Allied Domecq, by means of the subscription by Fortune Brands, for the amount of approximately £2.7 billion in tracker shares in Goal Acquisitions Limited. Fortune Brands has a preferential right over the distributions made by Goal Acquisitions Limited from the income arising from the management or the disposal of the assets due to Fortune Brands. This participation will be reduced with time as the assets concerned are transferred to Fortune Brands, within 6 months following the Effective Date of the Scheme of Arrangement.

4.3.3    Combined pro forma financial information for the Pernod Ricard Group

4.3.3.1    Combined pro forma income statement

(a)   Combined pro forma income statement before the Framework Agreement

The unaudited combined pro forma income statement incorporates the effect of the Transaction as if it had taken place on the first day of the period presented.

The following table presents Pernod Ricard's unaudited combined pro forma income statement prior to the Framework Agreement which results from the combination of:

—
Pernod Ricard's audited interim historical consolidated income statement for a period of twelve months to December 31, 2004;

—
Allied Domecq's audited historical consolidated income statement at August 31, 2004, converted into euros on the basis of the average rate for the period between September 1, 2003 and August 31, 2004; and

—
of restatements made.

	Pernod Ricard (December 2004)	Allied Domecq (August 2004)	Reclassifications of Allied Domecq presentation	Restatements linked to the Transaction	Combined total before Framework Agreement
	(In € millions)
Net sales excluding duties and taxes	3,572	4,747	(909)	0	7,410
Operating costs	(2,829)	(3,843)	895	0	(5,777)
Operating profit	743	904	(13)	0	1,633
Net finance cost	(89)	(200)	28	(224)	(486)
Net exceptional income	37	0	21	0	57
Income tax	(179)	(160)	(24)	79	(284)
Net income before income from associates	511	544	12	(146)	920
Income from associates	(0)		47	0	47
Goodwill amortisation	(15)		(59)	59	(15)

Net profit before minority interest	496	544	0	(87)	953

Restatements can be divided into two categories:

(i)
Homogenizing restatements of Allied Domecq's accounts with the accounting principles used by Pernod Ricard are:

•
Presentation of net sales excluding duties and taxes, and restatement of related operating costs for an amount of € 909 million;

  •
  Reclassification of the amortisation of goodwill from the section "operating costs" to the section "goodwill amortisation" for an amount of € 59 million;

  •
  Reclassification of the financial interest associated with pension and post-retirement commitments from the "net finance cost" section to the "operating costs" section for the amount of € 28 million;

  •
  Reclassification of the income from associates from the "operating costs" section to the "income from associates" section for the amount of € 47 million; and

  •
  Reclassification of the exceptional items from the sections "operating costs" and "income tax" to the section "net exceptional income" for the net amount of € 3 million.

(ii)
The restatements linked to the Transaction are:

•
Taking into account in the net finance cost the interest associated with the € 4.9 billion of acquisition debt as well as the staggering of the financing fees over the average estimated contractual term of the credit facilities;

•
Cancellation of the historical amortisation of Allied Domecq' goodwill; and

•
Taking into account the tax impact of the preceding restatements.

Pernod Ricard makes the assumption that goodwill, after entering into accounts the fair value adjustments which it is impossible to estimate at this stage, will be allocated in full to trademarks with an indefinite life span and which are therefore not amortised in the accounts.

In addition to the combined pro forma income statement presented, the following table provides a breakdown of net sales and of the operating profit per business segment.

	Wines and Spirits	Other activities	Combined Total before Framework Agreement
	(In € millions)
Net sales excluding duties and taxes	6,996	414	7,410
Operating profit	1,515	118	1,633

The segment "Other activities" largely reflects the Allied Domecq Quick Service Restaurant activity (QSR) comprising the "Dunkin' Donuts" and "Baskin-Robbins" franchises.

(b)   Pro forma income statement after Framework Agreement and including synergies

The following table presents the pro forma combined income statement of the new Pernod Ricard Group taking into account the following impacts estimated on the basis of unaudited information communicated by Allied Domecq or determined by Pernod Ricard:

•
Framework Agreement with Fortune Brands;

•
Other disposals of brands (planned disposal of certain brands and termination of certain distribution contracts); and

•
Implementation of the expected synergies.

	Compound total before Framework Agreement	Fortune Brands Framework Agreement	Other trademark disposals	Synergies	New Pernod Ricard Group
	(In € millions)
Net sales excluding duties and taxes	7,410	(1,008)	(214)		6,188
Operating costs	(5,777)	715	150	291	(4,621)
Operating profit	1,633	(293)	(64)	291	1,567
Net finance cost	(486)				(486)
Net exceptional income	57				57
Income tax	(284)	77	17	(102)	(292)
Net income before income from associates	920	(216)	(47)	189	846
Income from associates	47				47
Goodwill amortisation	(15)				(15)

Net profit before minority interest	953	(216)	(47)	189	878

Minority interest	(29)				(29)
Group net profit	924	(216)	(47)	189	849
Earnings per share (euros per share)					9.7	(23)
Diluted earnings per share (euros per share)					9.2
This income statement does not incorporate the following non-recurring items:

•
Costs of integration and restructuring;

•
Capital gains or losses in connection with the Framework Agreement with Fortune Brands and the other brands disposals; and

•
Tax impact associated with the implementation of the Framework Agreement and of the additional transfers.

This pro forma consolidated income statement after Framework Agreement and synergies of the new combined Pernod Ricard does not include any fair value adjustments resulting from the business consolidation of Allied Domecq, which cannot be estimated at this stage.

In addition to the combined pro forma income statement presented, the following table provides a breakdown of the net sales and of the operating profit per business segment.

	Wines & Spirits	Other Activities	New Pernod Ricard Group
	(In € millions)
Net sales excluding duties and taxes	5,774	414	6,188
Operating profit	1,449	118	1,567

For the Wine & Spirits business segment, the operating margin amounted to 25% in the pro forma statement compared with 21% in the Pernod Ricard historical data.

The segment "Other activities" largely reflects Allied Domecq's Quick Service Restaurant activity ("QSR") comprising the "Dunkin' Donuts" and "Baskin-Robbins" franchises.

4.3.3.2    Combined pro forma balance sheet

(a)   Combined pro forma balance sheet prior to Framework Agreement

The balance sheet presents the effects of the Transaction as though it had been carried out on the last day of the financial year, and reflects the following assumptions:

•
Market value of the Pernod Ricard share on the date of the Transaction equivalent to the value at the announcement date (116 euros), although it is worth noting that the price on the Effective Date of the Transaction will be used for the final calculation of the cost of the acquisition;

•
Hedging of the cash component of the acquisition at a rate of 1 euro for 0.69 pounds sterling;

(23)
Diluted earnings per share include the maximum potential dilution resulting from the OCEANE convertible bonds (5.7 million shares) and stock options (0.6 million shares).

•
Conversion of the closing balance sheet at the exchange rate of the date of the announcement, i.e. 1 euro for 0.68 pounds sterling.

•
No allocation of the issuing cost on consolidated shareholder's equity.

The following chart presents Pernod Ricard's unaudited combined pro forma balance sheet in order to show the expected effects of the Transaction on the Pernod Ricard consolidated balance sheet at December 31, 2004, prior to the Framework Agreement which results from the combination of:

•
the Pernod Ricard audited historical consolidated balance sheet at December 31, 2004;

•
the Allied Domecq audited historical consolidated balance sheet at August 31, 2004, converted into euros on the basis of the exchange rate of the date at the announcement of the Transaction; and

•
the restatements made.

The assumption of the conversion of the OCEANE convertible bonds has not been reflected in this presentation although the information is provided in paragraph 4.3.5.

	Pernod Ricard	Allied Domecq	Restatements	Combined total before Framework Agreement
	(In € millions)
Intangible assets	2,111	1,809	9,809	13,729
Other fixed assets	896	1,488		2,384
Fixed assets	3,006	3,298	9,809	16,113
Inventories	2,017	1,969		3,986
Receivables	1,546	933	322	2,801
Cash and equivalents	378	189	164	732

Total assets	6,948	6,388	10,295	23,632

Shareholders' equity	2,976	865	5,334	9,176
Of which Minority interests	25	117	4,054	4,196
Provisions for contingencies	575	830	84	1,488
Total financial debt	2,253	3,035	4,878	10,165
Total operating and other liabilities	1,144	1,658	0	2,803

Total liabilities	6,948	6,388	10,295	23,632

The significant restatements are the following:

•
increase of the "intangible assets" account due primarily to the preliminary allocation of goodwill to intangible assets (brands);

•
reclassification of the deferred tax asset associated with Allied Domecq pension and post-retirement benefits commitments from provisions for contingencies to operating receivables;

•
impacts on historic shareholders' equity of Pernod Ricard:

—
increase of Pernod Ricard's shareholders' equity by an amount of € 2 billion;

—
taking into account minority interests linked to the capital contribution of Fortune Brands in the acquisition holding amounting to 4.1 billion euros; this capital contribution corresponding to the fair value of the assets it will receive will be reimbursed to the shareholder in exchange of the transfer of these assets; and

—
elimination of Allied Domecq's shareholders' equity excluding minority interests of € 0.1 billion;

•
inclusion of the total financial debt borrowed from lending banks to finance the Transaction for an amount of € 4.9 billion of which € 0.3 billion relates to acquisition and financing fees.

Given the assumptions, the following table presents the sensitivity of the main indicators, namely intangible assets, shareholders' equity and net financial debt to the variation of:

•
€ 1 on the price of the Pernod Ricard share at the Effective Date of the Transaction;

•
0.1 point in the pound sterling/euro exchange rate.

	Intangible assets	Shareholders' equity	Net financial debt
	(Assumptions in € millions)
Case presented	13,729	9,176	9,433
Impact €+1 on price of Pernod Ricard share price	17	17	0
Impact of +0.1 pt on £/€ exchange rate	188	146	183

(b)   Impact of the Framework Agreement on certain items of the pro forma consolidated balance sheet

The envisaged Framework Agreement would lead to a reduction of shareholders' equity in the following manner:

€ millions
Pro forma shareholders' equity prior to the Framework Agreement	9,176
Impact of transfers to Fortune Brands	(4,054)

New Pernod Ricard Group pro forma shareholders' equity	5,122

The New Pernod Ricard Group's pro forma combined minority interests would amount to € 143 million.

The Framework Agreement and the planned disposals of certain brands would lead to a reduction of net financial debt in the following manner:

€ millions
Pro forma net financial debt prior to the Framework Agreement	9,433
Impact of other disposals	(243)

New Pernod Ricard Group pro forma net financial debt	9,190

The Framework Agreement and the planned disposals of certain brands would lead to a reduction of the amount of intangible assets in the following manner:

€ millions
Intangible assets prior to Framework Agreement	13,729
Impact of transfers to Fortune Brands	(2,965)
Impact of the other disposals	(132)

New Pernod Ricard Group pro forma intangible assets	10,633

Historical perimeter of Pernod Ricard	1,986
Intangible Allied Domecq acquired assets	8,647

The effects of the other planned disposals of certain Allied Domecq and Pernod Ricard brands rely on sales price assumptions which Pernod Ricard considers to be reasonable.

4.3.3.3    Combined pro forma cash flow statement

The following chart presents the unaudited Pernod Ricard combined pro forma cash flow statement, adjusted to illustrate the expected effects of the Transaction on the Pernod Ricard consolidated cash flow statement at December 31, 2004, prior to the Framework Agreement, which results from the combination of:

•
Pernod Ricard's audited interim historical consolidated cash flow statement of a duration of twelve months, at December 31, 2004;

•
Allied Domecq's audited historical consolidated cash flow statement at August 31, 2004, converted into euros on the basis of the average exchange rate of the period from September 1, 2003 to August 31, 2004, and taking into account of certain reclassifications in the presentation; and

•
the restatement of the interest resulting from the simulation of the acquisition on the first day of the period presented for the amount, net of tax, of € 132 million.

For the purposes of construction of this cash flow statement, it was considered that the Pernod Ricard capital increase, as well as the bank debt incurred in connection with the Transaction have effect from the first day of the period presented; the impact on the cash flows of the period is therefore limited to the financial interests linked to the additional indebtedness.

	Pernod Ricard	Allied Domecq	Restatements	Combined total before Framework Agreement
	(In € millions)
Group net profit	496	544	(87)	953
Income from associates	(0)	(25)	0	(25)
Depreciation, provisions and amortisation	85	173	(59)	200
Decrease/(increase) in working capital requirements	(65)	1	14	(49)
Net capital gains on fixed assets disposals	(61)	91	0	30
Acquisition on PPE and intangibles	(82)	(176)	0	(258)
Others	4	(9)	0	(5)

Free Cash Flow	377	600	(132)	845

Acquisition of financial assets	78	13	0	91
Impact of changes in consolidation scope	17	0	0	17
Acquisition/(disposal) of treasury shares	(101)	25	0	(76)
Dividends paid (including withholding tax)	(151)	(229)	0	(380)
Decrease/(increase) of financial debt before foreign exchange impact	220	409	(132)	497
Foreign exchange impact	45	282	0	317

Net decrease/(increase) in financial debt after foreign exchange impact	265	691	(132)	824

4.3.4    Pro forma financial information on the Company

Pernod Ricard is the Group's parent company

The individual balance sheet at December 31, 2004 presents the effect of the Transaction as though it had taken place on December 31, 2004 by retaining the same assumptions as those presented previously. Given the structure of the Transaction, Pernod Ricard would have borrowed the bank debt it uses to capitalise certain of its subsidiaries, including acquisition holdings, and issued the new Pernod Ricard shares which will be exchanged against the Allied Domecq shares.

	Pernod Ricard	Transaction impact	Pernod Ricard restated
	(In € millions)
Intangible assets	35		35
Tangible assets	6		6
Financial assets	1,643	6,906	8,549

Fixed assets	1,684	6,906	8,590
Inventories	0		0
Receivables	270		270
Cash and equivalents	176		176

Total assets	2,130	6,906	9,036

Share capital	219	54	273
Reserves and share premium	858	1,974	2,832
Group net profit	94		94

Shareholders' equity	1,170	2,028	3,198
Provisions for contingencies	55		55
Total financial debt	652	4,878	5,530
Total operating and other liabilities	253		253

Total liabilities	2,130	6,906	9,036

The individual income statement presents the effect of the Transaction as though it had taken place on January 1, 2004:

	Pernod Ricard	Transaction impact	Pernod Ricard restated
	(In € millions)
Operations revenues	64		64
Operating income	(26)		(26)
Net finance income	100	(231)	(131)
Net exceptional income	(5)		(5)
Income tax	25	81	106

Net profit	94	(150)	(56)

The drop in net finance income corresponds to the interest on the acquisition debt.

4.3.5    Impact of the conversion of the OCEANE convertible bonds on the combined pro forma balance sheet and income statement of the new Pernod Ricard Group

The credit agreement signed by Pernod Ricard with the group of lending banks stipulates that, the OCEANE convertible bonds should be converted or that, failing this, Pernod Ricard should proceed with an increase in share capital (or should sell treasury shares) for the amount of the bonds that have not been converted.

The following information sets out the impact of the conversion of the OCEANE convertible bonds on the pro forma net profit before minority interest, shareholders' equity and net financial debt of the new Pernod Ricard Group.

Within this context, the main assumptions are:

•
The establishing of an early repayment clause with the approval of the issuer, at a redemption price ensuring the actuarial rate envisaged in the issue for the period; and

•
100% conversion of the OCEANE convertible bonds into Pernod Ricard shares on the first day of the period presented for the income statement and on the closing day for the balance sheet.

The impact on the income statement and balance sheet items illustrated below do not take into account non-recurring costs (compensation of the OCEANE bond holders, fees) associated with the conversion.

(a)
Impact on net profit before minority interest

€ millions
Pro forma net profit before minority interest for the new Pernod Ricard Group before conversion	878
Elimination of the financial cost of the OCEANE convertible bonds, net of tax	14

Pro forma net profit before minority interest for the new Pernod Ricard Group after conversion	892

(b) Impact on shareholders' equity
Pro forma shareholders' equity of the new Pernod Ricard Group before conversion	5,122
Increase in share capital following the conversion of the OCEANE convertible bonds	518

Pro forma shareholders' equity of the new Pernod Ricard Group after conversion	5,640

The € 518 million includes € 488 million of nominal debt and € 30 million of net redemption premium
(c) Impact on net financial debt
Pro forma net financial debt of the new Pernod Ricard Group before conversion	9,190
Conversion of the OCEANE convertible bonds	(518)

Pro forma net financial debt of the new Pernod Ricard Group after conversion	8,672

4.4    Report by the Statutory Auditors on the pro forma financial information

To the attention of the Chief Executive Officer,

You have asked us to examine the combined pro forma financial information on the Pernod Ricard Group and the pro forma financial information on the Pernod Ricard SA Company, such as they are appended to this report, prepared on the occasion of the planned acquisition of Allied Domecq by Pernod Ricard.

This pro forma financial information was established under the responsibility of the Management of the Pernod Ricard Group on May 18, 2005, based on interim accounts and consolidated interim accounts of Pernod Ricard for the period from January 1 to December 31, 2004 and the consolidated financial statements of Allied Domecq for the financial year from September 1, 2003 to August 31, 2004.

We performed an audit of the interim accounts and the consolidated interim accounts of Pernod Ricard for the period from January 1 to December 31, 2004 according to the professional standards in force in France. These standards require the implementation of an examination permitting reasonable assurance that these accounts do not contain any significant anomalies. Our audit has caused us to express an opinion without any qualifications or observations on the interim accounts and the consolidated interim accounts of Pernod Ricard for the period from January 1 to December 31, 2004, in our audit reports dated May 3, 2005.

The annual consolidated accounts of Allied Domecq at August 31, 2004 were audited by KPMG Audit Plc, which caused them to express an opinion without any qualifications or observations in their audit report dated October 20, 2004.

We performed our examination of the pro forma financial information according to the professional standards in force in France. These standards require an valuation of the procedures provided for the choice of agreements and the establishment of the pro forma financial data as well as the implementation of the examinations permitting an appreciation of whether the conventions retained are coherent, a verification of the quantified translation of these agreements and assurance of the compliance of the accounting methods used with those used for establishing the last interim accounts and the last interim consolidated accounts of Pernod Ricard.

The purpose of pro forma financial information is to translate the effect on historical financial data of the carrying out, at a date subsequent to the true or reasonably envisaged occurrence of a given operation or event. However they do not necessarily reflect the financial situation or performances which would have been ascertained had the operation or event occurred at a date prior to that of its real or envisaged occurrence.

Regarding the following topics, we reviewed the methodological approach retained for establishing this pro forma financial information, but, as regards the unaudited information, express no opinion on the financial impacts presented:

—
The Framework Agreement carried out with Fortune Brands,

—
The planned disposal of certain brands (not including the Framework Agreement carried out with Fortune Brands) and the termination of certain distribution contracts,

—
Cost synergies and other expected synergies,

—
The assumption that the goodwill, after recognition of the fair value adjustments which cannot be estimated at this stage, will be entirely allocated to trademarks with an indefinite lifespan and therefore not amortised in the accounts.

The combined pro forma financial data on the Pernod Ricard Group are the result of the addition of the consolidated accounts of Pernod Ricard and Allied Domecq which were prepared under the following conditions:

—
The consolidated accounts of Pernod Ricard and Allied Domecq are closed on different dates: on December 31, 2004 for Pernod Ricard and on August 31, 2004 for Allied Domecq,

—
The consolidated accounts of Pernod Ricard and Allied Domecq are established by applying different accounting standards: French accounting standards for Pernod Ricard and British accounting standards for Allied Domecq,

—
Allied Domecq's financial statements, presented according to British accounting principles were subject to certain restatements for the purposes of homogenisation with the accounting principles used by the Pernod Ricard Group identified on the basis of the only public data available. The exhaustiveness of these restatements can therefore not be guaranteed.

Furthermore, we had no access to Allied Domecq's financial data (other than the public data) or to the working files of Allied Domecq's auditors.

With these reservations, and with the exception of the points on which we have expressed no opinion on the financial impacts presented, the conventions retained constitute in our opinion a reasonable basis for presenting the effects of the operation of the coming together of the Pernod Ricard and Allied Domecq groups; in the pro forma financial information, their quantified translation is appropriate and the accounting methods used comply with those observed for establishing the last interim accounts and interim consolidated accounts of Pernod Ricard.

We draw your attention to paragraph 4.3.1 which specifies that:

—
The combined pro forma financial information is presented pursuant to French accounting standards,

—
The combined pro forma financial information does not take account of the change of accounting referential linked to the first application of the international IFRS standards beginning on July 1st, 2005. It is recalled in this respect that the envisaged operation consisting in the acquisition of Allied Domecq by the Pernod Ricard Group will be recorded according to the IFRS standards in the consolidated accounts of Pernod Ricard with, in particular, the recording at their fair market value, as per standard IFRS 3, of all assets and liabilities acquired and the recording of deferred taxation on the evaluation differentials ascertained. For this purpose, it is probable that significant deferred tax liabilities concerning the values attributed to the brands must be recognised,

—
The combined pro forma financial information contains uncertainties due to the fact that the Pernod Ricard Group had very limited access to non-public information,

—
The pro forma adjustments as well as the acquisition price allocations are established in a preliminary manner based on the data available on the date of the establishment of the pro forma financial information. No guarantee can be provided as to the fact that the final allocation of the acquisition price will not differ from the preliminary allocation.

We also draw your attention to paragraph 4.3.3.1 which specifies that:

—
The combined pro forma income statement does not include the following non-recurring elements:

—
Integration and restructuring costs,

—
Capital gains or losses in the context of the Framework Agreement with the Fortune Brands Company and the other brand disposals,

—
Fiscal impacts linked to the implementation of the Framework Agreement and of the additional disposals,

—
The pro forma combined income statement does not include the eventual impacts of the adjustments of fair value associated with the accounting for the Allied Domecq acquisition, the estimate of which cannot be made at this stage.

Neuilly-sur-Seine and Paris, on May 19, 2005

The Statutory Auditors
MAZARS & GUERARD	Frédéric ALLILAIRE
DELOITTE & ASSOCIES	Alain PONS Alain PENANGUER
SOCIETE D'EXPERTISE COMPTABLE A. ET L. GENOT SALUSTRO REYDEL	Jean Claude REYDEL

CHAPTER 5—GENERAL INFORMATION ON THE COMPANY

Since the current financial year has a duration of 18 months, the last reference document established by Pernod Ricard for the financial year ended December 31, 2003 was filed with the French Financial Markets Authority (Autorité des marchés financiers—AMF) on April 29, 2004 under number D. 04-0616. The information presented in that document is thus more than a year old. Consequently, Pernod Ricard has decided not to include that document as a reference document in this document and has chosen to update the information contained in its reference document filed on April 29, 2004 with the AMF in this document.

5.1    General information on the Company

5.1.1    Company name and head office

Company name: Pernod Ricard
Head office: 12, place des États-Unis, 75116 Paris

5.1.2    Legal form

Pernod Ricard is a French public limited company (Société Anonyme (SA)) governed by a Board of Directors.

5.1.3    Governing law

Pernod Ricard is a company governed by French law and regulated by the French Commercial Code.

5.1.4    Formation date and duration

The Company was created on July 13, 1939 for a period of 99 years, expiring on the same date in 2038.

5.1.5    Business purpose

Business purpose, as stipulated in Article 2 of the bylaws, is detailed below in its entirety:

"The Company's purpose is directly or indirectly:

—
the manufacture, purchase and sales of all wines, spirits and liqueurs, as well as of alcohol and all food products, the use, conversion and trading in all forms of finished or semi-finished products, by-products and substitutes generated by the main production operations carried out in the distilleries or other industrial establishments of the same type. The above operations may be carried out on a wholesale, semi-wholesale or retail basis and in any places in France or outside France. Storage, purchases and sales arising from the above list;

—
the representation of any French or foreign manufacturers, producing, manufacturing or selling products of the same type;

—
investment in any businesses or operations whatsoever, that may be related to the production or the trading in the same products in any form whatsoever, through the creation of new companies, contributions, subscriptions, purchases of securities or shareholdings, etc.;

—
any operations connected to the hotel industry and the leisure business in general, notably the investment by the Company in any enterprises or companies, created or to be created, businesses or operations whatsoever, that may be related to the hotel industry or leisure in general, it being specified that the Company may conduct all these transactions on its own account or on behalf of third parties, either alone or through equity investment, or partnerships or companies with any third parties or other companies, and carry them out in any form whatsoever, such as through contributions, mergers, subscriptions or the purchase of securities or shareholdings, etc.;

—
investments in any industrial, commercial, agricultural, property, financial or other companies, formed or to be formed, whether French or foreign;

—
the acquisition, disposal, exchange and any transactions involving shares, equity interests or partnership holdings, investment certificates, convertible or exchangeable bonds, equity warrants, bonds with equity warrants and, generally, any securities and property rights whatsoever;

—
any agricultural, crop growing, arboriculture, cattle breeding or wine growing operations, etc., any connected or derived agricultural or industrial operations relating thereto; and

—
and, generally, any industrial, commercial, financial, property or securities operations related directly or indirectly to the above objects and being capable of encouraging their development."

5.1.6    Registration number

The Company is registered in the Paris Commercial and Companies' Register under number RCS 582 041 943 PARIS (58 B 4194).

5.1.7    Indication of the places where the legal documents concerning the Company may be consulted

Legal documents (financial statements, minutes of Shareholders' Meetings, attendance lists to these Meetings, list of Directors, reports of Auditors, bylaws, etc.) for the last three years can be consulted at the Company's head office located at 12, place des États-Unis, 75116 Paris, France.

5.1.8    Fiscal year

The current fiscal year began on January 1, 2004 and will end on June 30, 2005. This is an exceptional fiscal year of 18 months since the Ordinary and Extraordinary Shareholders' Meeting of May 17, 2004 decided to change the Company's fiscal year.

The next fiscal year will begin on July 1, 2005 and end on June 30, 2006.

5.1.9    Allocation of net profit in accordance with the bylaws

Net profit, as disclosed in the income statement, is comprised of the Company's revenues net of overheads and other wage and social security costs, asset depreciation and amortisation, and charges relating to any provisions for commercial or industrial risks, where they exist.

After allocation of previous years' losses, where applicable, at least 5% of net profit is then transferred to the legal reserve. This transfer ceases to be required when the legal reserve reaches one tenth of the share capital and recommences, for whatever reason, when the legal reserve falls below one tenth of the share capital.

From the distributable profit determined in accordance with law, a 6% interim dividend is paid in respect of all shares that are fully paid up and not written down.

From the available surplus, the Annual General Meeting may transfer any amount it considers appropriate, either to be carried forward to the following year or to extraordinary or special reserves, with or without special allocation.

The balance is distributed among shareholders as an additional dividend.

The Annual General Meeting is authorised to deduct from non-statutory reserves constituted in prior years any amounts that it considers should be either distributed to the shareholders or allocated to a total or partial amortisation of the shares or capitalised or allocated to the purchase and cancellation of shares.

The Annual General Meeting deliberating on the financial statements of the year has the right to grant each shareholder a cash or stock dividend, for some or for all of the dividends distributed or advanced.

5.1.10    General Meetings (conditions for giving notice, admission and voting)

The shareholders meet every year for an Annual General Meeting.

The Board of Directors convenes the General Meeting.

Notice is given by the placing of an announcement in one of the newspapers authorised to carry legal announcements in the French Department where the Company's head office is located, and, furthermore, in the Bulletin for Mandatory Legal Notices (Bulletin des Annonces Légales Obligatoires—BALO).

The shareholders, who are holders of registered shares since at least one month at the date of the notice of Meeting, are convened to any General Meeting by ordinary letter.

The General Meeting is made up of all shareholders, whatever the number of shares they hold. No one can represent a shareholder at a Meeting if he/she is not a shareholder himself/herself or the spouse of a shareholder him/herself.

The right to attend General Meetings or to be represented at them is subject:

—
for the holders of registered shares, to the registration in a securities account of their shares at least five days before the meeting;

—
for the holders of bearer shares, within the same time, to the lodging, at the places indicated in the notice of the Meeting, of a certificate of an authorised intermediary recording the non-availability of their shares until the date of the Meeting.

Multiple voting rights

A double voting right that conferred to other shares, as regards the quota of the authorised share capital it represents, shall be attributed to all fully paid-up shares that can be shown to have been registered in the name of the same shareholder for at least ten years commencing on May 12, 1986 inclusive (Extraordinary General Meeting of June 13, 1986).

In the event of a share capital increase through the capitalisation of reserves, profits or share premiums, the registered shares attributed free of charge to a shareholder on the basis of existing shares from which he/she benefits from this right, also have a double voting right, as from their issue.

Any share converted into bearer form or the ownership of which is transferred loses the double-voting right.

Restriction on voting rights

Each member of the General Meeting has as many votes as he/she possesses and represents shares, up to 30% of the voting rights (Extraordinary General Meeting of June 13, 1986).

Declaration of statutory thresholds

Any individual or corporate body who acquires a holding greater than 0.5% of the share capital must inform the Company of the total number of shares held by registered letter with acknowledgement of receipt, within a period of fifteen days from the date on which this limit is exceeded. This notification must be repeated, under the same conditions, each time the limit is exceeded by a further 0.5% until the limit of 4.5% inclusive is reached.

In the event of non-compliance with the obligation mentioned in the previous paragraph, shares in excess of the non-declared amount are deprived of voting rights, at the request, set down in the minutes of the General Meeting, of one or more shareholders holding at least 5% of the share capital, for any General Meeting that is held until expiry of the period stipulated by Article L. 233-14 of the French Commercial Code following the date the notification is regularised (Extraordinary General Meeting of 10 May 1989).

5.2   General information on the Company's share capital

The conditions which the bylaws impose on changes to the share capital and the rights of shares comply in all respects with the legal provisions. The bylaws do not provide for any exceptional treatment and do not impose any particular conditions.

5.2.1    Paid-up share capital, number and classes of the financial instruments which represent it, with mention of their main characteristics; capital not paid-up

The share capital has been set at TWO HUNDRED AND EIGHTEEN MILLION FIVE HUNDRED THOUSAND SIX HUNDRED AND FIFTY-ONE EUROS AND TEN EUROCENTS (€ 218,500,651.10). This is the position as from February 14, 2003 following the capital increase by capitalisation of reserves and the bonus issue of one new share for every four shares held.

It is divided into SEVENTY MILLION FOUR HUNDRED AND EIGHTY-FOUR THOUSAND AND EIGHTY-ONE (70,484,081) shares, fully paid-up and of the same class.

5.2.2    Authorised unissued share capital (convertible or exchangeable bonds, equity warrants)

The table below shows a summary of the resolutions adopted by Extraordinary General Meetings (EGM) authorising the Board of Directors to increase or reduce the share capital:

Date of EGM	Resolution No.	Purpose	Duration

07.05.2003	17	Authorisation to increase the share capital	5 years
		with exclusion of pre-emption rights to subscribe, with the beneficiaries being members of the Company Savings Plan and/or for a voluntary employee savings scheme. The total nominal value of shares that may thus be issued is 5% of the current share capital.

17.05.2004	17	Authorisation to reduce the share capital	24 months

17.05.2004	18	Authorisation to issue	38 months
		shares in the Company, with exclusion of pre-emption rights to subscribe, in order to grant stock options to senior managers and Directors as well as to executive and non-executive employees that have proven their strong attachment to the Group and their effectiveness in the accomplishment of their missions, whether they are employed by the Company or associated companies.

17.05.2004	19	Authorisation to increase the share capital	26 months
		with maintained pre-emption rights to subscribe up to € 200 million (€ 200,000,000).

17.05.2004	20	Authorisation to issue	26 months
		shares and/or securities giving access to the share capital of the Company with exclusion of the pre-emption rights to subscribe up to € 200 million (€ 200,000,000).

17.05.2004	21	Suspension of the two previous authorisations	Until the
		Resolutions 19 and 20 of the Ordinary and Extraordinary General Meeting May 17, 2004, in the event of a takeover bid for the issue of securities approved and announced to the market, prior to the declaration of the bid.	next OGM

These various authorisations have not been used.

OCEANE bonds (potential access in time to share capital)

Pernod Ricard issued 4,567,757 bonds for € 488,749,999 convertible into new shares and/or exchangeable for existing shares (OCEANE) with a nominal value of € 107 each, with interest rights as from February 13, 2002. The term of this borrowing is 5 years and 322 days as from February 13, 2002. The normal full redemption will take place on January 1, 2008, by repayment at a price of € 119.95 per OCEANE bond. The OCEANE bonds bear interest at 2.50% per annum, payable in arrears on 1 January of each year.

The exercise period for the option to convert or exchange the OCEANE bonds is from February 13, 2002 to the seventh working day which precedes the redemption date.

Following the increase in share capital, effective February 14, 2003, through the capitalisation of reserves and creation of new shares on the basis of one bonus share for four existing shares, the allocation ratio of OCEANE bonds has been adjusted with one bond now giving right to conversion and/or exchange for 1.25 Pernod Ricard shares. The conversion price is € 95.96 for one share.

As at March 31, 2005, all the OCEANE bonds remained in issue and may give right to conversion or exchange for 5,709,697 Pernod Ricard shares (after adjustment for the increase in share capital with effect from February 14, 2003).

Stock options

No stock options were exercised during 2004. A maximum of 1,775,534 new Pernod Ricard shares would be created if all stock options on March 31, 2005 were exercised.

5.2.3    For the bonds convertible, exchangeable, or repayable in financial instruments giving access to the share capital: periods for the exercise of the option and bases of conversion, exchange or subscription, number of convertible or exchangeable bonds in issue, number of shares capable of being created by class

Information about the OCEANE bonds is provided in paragraph 5.2.2 above.

5.2.4    Evolution of Pernod Ricard share capital for the last five years

Share capital opening balance	Number of shares	Year	Type of transaction	Ratio	Effective		New shares issued	Share premium		Number of shares	Share capital closing balance
FRF 939,777,680	46,988,884	1994	Stock dividend	1 for 5	01.07.1994		9,397,776	N.A.	(1)	56,386,660	FRF 1,127,733,200
FRF 1,127,733,200	56,386,660	2001	Conversion into Euros	N.A.	31.10.2001		N.A.	N.A.		56,386,660	€ 174,798,646
€ 174,798,646	56,386,660	2003	Options exercise	N.A.	12.08.02	(2)	605	€ 73.9		56,387,265	€ 174,800,521.50
€ 174,800,521.50	56,387,265	2003	Stock dividend	1 for 4	14.02.2003		14,096,816	N.A.		70,484,081	€ 218,500,651.10
€ 218,500,651.10		2004									€ 218,500,651.10
€ 218,500,651.10		2005									€ 218,500,651.10

(1)
N.A.: Not applicable.

(2)
Shares arising from the exercise of stock options were issued on August 12, 2002, with the Board of Directors noting the corresponding increase in share capital on January 28, 2003.

5.2.5    General information concerning the breakdown of the Company's share capital and voting rights

5.2.5.1    Breakdown of share capital and voting rights:

Breakdown of share capital and voting rights

	At 31.03.2005				At 17.03.2004			At 18.03.2003
Shareholdings	Number of shares		% share capital	% voting rights*	Number of shares	% share capital	% voting rights	Number of shares	% share capital	% voting rights
SA Paul Ricard	8,561,296	(1)	12.1	19.2	8,520,671	12.1	18.9	8,435,671	12.0	18.9
Société Immobilière et Financière pour l'Alimentation (S.I.F.A.)	7,215,373	(2)	10.2	17.2	7,215,373	10.2	16.3	7,215,373	10.2	16.3
Pernod Ricard SA Board of Directors and Senior Management	815,602		1.2	1.7	812,761	1.2	1.7	812,428	1.2	1.7
Shares held by employees	1,308,156		1.9	2.5	1,472,669	2.1	2.7	1,545,532	2.2	2.8
FRM Corp et Fidelity International Limited (USA)	—		—	—	1,993,785	2.8	2.4	1,993,785	2.8	2.4
Caisse des Dépots et Consignation (CDC Ixis)	3,262,209	(3)	4.6	3.9	3,488,619	4.9	4.1	2,859,992	4.1	3.4
Groupe Société Générale	2,538,587	(4)	3.6	3.0	2,424,340	3.4	2.9	3,172,483	4.5	3.7
Silchester International Investors Ltd (UK)(8)	—		—	—	—	—	—	1,342,811	1.9	1.6
Ecureuil Management FCP	1,939,987	(5)	2.8	2.3
BNP Paribas	1,062,42	(6)	1.5	1.3	863,076	1.2	1	366,620	0.5	0.4
Atout France Europe	—		—	—	400,000	0.6	0.5	400,000	0.6	0.5
Crédit Agricole	357,489	(7)	0.5	0.4	357,589	0.5	0.4
Pernod Ricard
—Treasury shares	3,373,854		4.8	0	1,981,036	2.8	0	1,734,892	2.5	0
—Other	0		0	0	0	0	0	0	0	0
General Public	40,049,099		56.8	48.5	40,954,162	58.2	49.1	40,604,494	57.5	48,3

TOTAL	70,484,081		100	100	70,484,081	100	100	70,484,081	100	100

(*)
Although there is only one class of shares, shares held for ten years in registered form benefit from a double voting right.

(1)
Paul Ricard SA is wholly-owned by the Ricard family. Includes shares held by Mrs Béatrice Baudinet.

(2)
Société Immobilière et Financière pour l'Alimentation (S.I.F.A.) is primarily owned by Kirin Brewery Company Limited which has a 47.5% stake in this company's share capital. Among other shareholders, Pernod Ricard holds a minority stake in S.I.F.A.'s share capital through its Santa Lina subsidiary.

(3)
Declaration of March 3, 2005 (crossing below the 5% threshold level).

(4)
Declaration of March 25, 2005.

(5)
Declaration of April 26, 2004.

(6)
Declaration of January 6, 2005.

(7)
Declaration of May 12, 2003.

(8)
Acting on behalf of institutional investors and mutual funds managed by Silchester.

For a single declaring shareholder, we only report here the most recent declaration.

Declarations more than two years old that have not been updated are no longer taken into account.

Furthermore, two declarations have been made as registered intermediaries during the last two years:

—
On June 13, 2003, a declaration of crossing above the 1% threshold level was made by Boston Safe Deposit Trust, with 761,327 shares

—
On August 6, 2003, a declaration was made by The Northern Trust Company for 1.5% of the share capital with 1,022,866 shares.

(a)   Total number of voting rights and approximate number of shareholders

The most recent TPI (Identifiable Bearer Shares) survey estimates that there are approximately 60,000 shareholders in Pernod Ricard.

At March 31, 2005, there were 83,927,122 voting rights.

(b)   Shareholders or groups of shareholders who, to the knowledge of Pernod Ricard, hold 5% or more of the share capital or voting rights

This information is shown in the "Breakdown of the share capital and voting rights" schedule in paragraph 5.2.5.1.

(c)   Percentages of the share capital and voting rights held by all of the members of the management and supervisory bodies of the Company

Members of the Board of Directors	Number of shares at 31.03.2005		Percentage of share capital at 31.03.2005	Number of voting rights at 31.03.2005	Percentage of voting rights at 31.03.2005
Executive Directors
Mr. Patrick Ricard (Chairman of the Board of Directors and Chief Executive Officer)	632,876		0.90%	1,259,122	1.50%
Mr. Richard Burrows (Deputy Chief Executive Officer and Director)	65,564		0.09%	65,564	0.08%
Mr. Pierre Pringuet (Deputy Chief Executive Officer and Director)	29,548		0.04%	29,548	0.04%
Non-executive Directors
Mrs Françoise Hémard	30,917		0.04%	31,373	0.04%
Mrs Danièle Ricard	75,205		0.11%	150,410	0.18%
Mr. Jean-Claude Beton	7,069		0.01%	13,083	0.02%
Mr. François Gérard	48,005		0.07%	48,130	0.06%
Mr. Rafaël Gonzalez-Gallarza	50		I	50	I
Paul Ricard SA represented by Mrs Béatrice Baudinet(1)	8,486,091		12,04%	15,958,176	19.01%
Independent Directors
Mr. Jean-Dominique Comolli	63		I	63	I
Lord Douro	275		I	275	I
Mr. Gérard Théry	225		I	225	I
Mr. Didier Pineau-Valencienne	710		I	710	I
Mr. William H. Webb	1200 ADRs (300 shares	)	I	300	I

Note: I = Insignificant

(1)
Includes shares held by Paul Ricard SA and Mrs Béatrice Baudinet

(d)   Number of treasury shares acquired and held in portfolio by the Company

Under the share buyback programmes previously authorised, the Company held no shares at May 17, 2004. Under the share buyback programme authorised by the General Meeting of May 17, 2004, 1,757,821 shares were acquired on the stock market at an average weighted cost of € 101.93 per share. The Company allocated 757,821 of these shares to the stock options' plan effective from November 17, 2004.

Using the authorisations that had been given to it by the Extraordinary General Meeting of May 17, 2004, the Board of Directors established a stock option plan on November 2, 2004 for the benefit of senior managers of the Group or executive or non-executive employees who have proven strong attachment to the Group and their effectiveness in the accomplishment of their missions. This plan took effect on November 17, 2004.

The plan involved 757,821 shares granted as stock options to 459 beneficiaries at a price of € 109.71 each. The allocation price of the options corresponds to the average price of Pernod Ricard shares during the 20 trading sessions prior to the launching of the plan. No discount has been applied to this average price.

At March 31, 2005, the total number of treasury shares amounted to 3,373,854 (4.8% of the share capital), of which 2,373,854 shares as reserves for the various current stock option programmes (e.g. 3.4% of the share capital).

(e)   Percentages of the share capital and voting rights held by the personnel directly or through specialised mutual funds

At March 31, 2005, the personnel held 1,308,156 shares, representing 1.9% of the share capital and 2.5% of the voting rights.

(f)    Pernod Ricard shareholders' agreements and disclosures, if applicable

There is no individual or corporate body that exercises, directly or indirectly, independently or jointly or in concert, control over the Company's share capital.

To the knowledge of the Company, there does not exist any shareholders' agreement between the Company's shareholders.

Pernod Ricard is the sole company listed within the Group.

According to a TPI (Identifiable Bearer Shares) survey conducted on December 31, 2004, foreigners held approximately 32% of the share capital.

5.2.5.2    Possible changes in the allocation of the share capital that have occurred during the last three years

There has been no significant change in the allocation of the Company's share capital during the last three years.

5.2.6    Market for Pernod Ricard shares and bonds

5.2.6.1    Pernod Ricard shares

Pernod Ricard shares are traded on the Eurolist Market (Compartiment A) of Euronext Paris SA (deferred settlement system). Volumes traded during the last 18 months are shown in the table in paragraph 2.5.3.

In 1993, the Company established an ADR (American Depositary Receipt) programme sponsored by the Bank of New York (OTC market).

5.2.6.2    OCEANE convertible bonds

Pernod Ricard 2.50% Feb. 2002/Jan. 2008 OCEANE bonds currently trade on the Euronext Paris Stock Exchange First Market.

Traded volumes of OCEANE convertible bonds are as follows:

	Price			Trading volume
	Average	High	Low	Number of bonds	Trading value
	(In euros)				(In euros)
2004
January	130.49	131.50	128.25	18,683	2,424,457
February	134.45	144.00	129.80	1,431	191,467
March	139.97	141.60	137.60	11,616	1,632,662
April	144.61	146.20	142.50	1,911	276,360
May	144.69	147.50	143.05	30,027	4,337,016
June	143.63	144.50	142.15	41,250	5,940,327
July	142.13	142.13	142.13	23,756	3,420,240
August	139.56	140.30	138.60	673	94,093
September	139.25	143.00	137.00	60,672	8,416,261
October	143.14	146.10	141.50	19,092	2,732,617
November	148.34	150.25	144.00	3,781	564,509
December	148.86	150.00	148.00	16,108	2,396,399
2005
January	143.85	146.88	141.30	6,029	880,056
February	142.31	144.00	140.00	16,644	2,352,861
March	143.86	145.00	142.40	7,230	1,032,583

Source: Euronext (Convertible bond market (Central Market)).

5.2.7    Dividends (distribution policy over the last 5 years)

Statement of dividends distributed during the last five years(1)

Year	Payment date		Net dividend	Tax credit	Total	Gross annual dividend
			(In euros)
1999	12.01.2000 10.05.2000		0.75 0.85	0.375 0.425	1.125 1.275	2.40
2000	11.01.2001 10.05.2001		0.80 0.80	0.40 0.40	1.20 1.20	2.40
2001	10.01.2002 11.06.2002		0.80 1.00	0.40 0.50	1.20 1.50	2.70
2002	14.01.03/05.03.03 15.05.2003	(2)	0.90 0.90	0.45 0.45	1.35 1.35	2.70
2003	13.01.2004 25.05.2004		0.90 1.06	0.45 0.53	1.35 1.59	2.94
2004/2005(3)	11.01.2005		0.98	—	0.98

(1)
For comparative purposes, historical data in French Francs for 1999 and 2000 has been converted into Euros and rounded to the nearest Euro cent.

(2)
The new shares, resulting from the increase in share capital through the incorporation of reserves and the allocation of bonus shares with effect from February 14, 2003, on the basis of one bonus share for every 4 existing shares, were created with dividend rights from January 1, 2002 and on registration had the right to an interim cash dividend of € 0.90 per share paid to holders of existing shares on January 14, 2003.

(3)
First interim dividend for the 18-month period 2004/2005. A second interim dividend of € 1.16 will be paid on June 7, 2005. The final dividend will be decided following the Shareholders' Meeting convened to consider the financial statements for the 18-month period 2004/2005 which will take place on November 10, 2005.

Unclaimed dividends are transferred to the Public Treasury five years after their due date.

5.3    Management and supervisory bodies

5.3.1    Composition and functioning of the Board of Directors (Committees, regulations, etc)

5.3.1.1    Composition of the Board of Directors

First name and last name or company name of the member	Age at 31.12.2004	Date of first appointment		Date of expiry of term of office(1)	Mandates exercised outside of the Group at 31.12.2004
Chairman and Chief Executive Officer
Mr. Patrick Ricard	59	15.06.1978	(2)	2007/2008
—Director of Société Générale
—Director of Provimi SA
—Director and Vice-Chairman of the Supervisory Board of Paul Ricard SA
—Chairman of FEVS (Fédération des Exportateurs de Vins & Spiritueux)
—Director of Altadis (Spain)
					—Permanent representative of Santa Lina S.A., Director of Société Immobilière et Financière pour l'Alimentation
Deputy Chief Executive Officers(3)
Mr. Richard Burrows	59	17.05.2004		2007/2008	—Governor of the Bank of Ireland Group Plc —Chairman and Director of the Development Consultants International Ltd
Mr. Pierre Pringuet	55	17.05.2004		2007/2008	—Director of Société Immobilière et Financière pour l'Alimentation
Directors
Mrs Françoise Hémard	73	09.06.1983		2007/2008	No mandate outside of the Group
Mrs Danièle Ricard	66	16.06.1969		2004/2005	—Chairman of the Management Board of Paul Ricard SA
Mr. Jean-Claude Beton	79	11.06.1987		2004/2005	—Manager of GFA Grand Ormeau —Director of GFA Somecin —Manager of Forbees S.A.R.L.
Mr. François Gérard	64	10.12.1974		2005/2006	No mandate outside of the Group
Mr. Rafaël Gonzalez-Gallarza	70	05.05.1998		2007/2008	—Chairman of the Board of Directors of Prensa Malaguena SA —Director of Endesa —Chairman and Chief Executive Officer of Société Immobilière et Financière pour l'Alimentation
Paul Ricard SA represented by Mrs Béatrice Baudinet(4)	63	09.06.1983		2008/2009
Independent Directors
Mr. Jean-Dominique Comolli	56	06.05.1997		2008/2009	—Chairman and Chief Executive Officer of Seita

				—Co-Chairman and Director of Altadis (Spain)
Lord Douro	59	07.05.2003	2008/2009
—Chairman of the Framlington Group (Great Britain)
—Chairman of the Company Richemont Holding UK Ltd (Great Britain)
—Director of the Company Financière Richemont AG (Switzerland)
—Director of Global Asset Management Worldwide (Great Britain)
				—Director of the Sanofi-Aventis (France)
Mr. Gérard Théry	71	04.05.1999	2004/2005	Director of ERAP
Mr. Didier Pineau-Valencienne	73	07.05.2003	2008/2009
—Honorary Chairman of Schneider Electric SA and of Square D
—Senior Advisor to Credit Suisse First Boston in London
—Member of the Supervisory Board of Lagardère SA
—Director of Fleury Michon SA
—Director of Wendel Investissement SA
				—Chairman and Partner de Sagard
Mr. William H. Webb	65	07.05.2003	2008/2009
—Director of the Foreign Policy Association
—Director of the Elie Wiesel Foundation for Humanity
—Director of the American Australian Association
—Member of the Executive Committee of the International Tennis Hall of Fame
				—Director of Macquarie Infrastructure Company

(1)
The term of office expires at the General Meeting deliberating on the financial statements for financial year mentioned.

(2)
Date of appointment as Chairman and Chief Executive Officer.

At the Ordinary General Meeting of May 17, 2004, the terms of office of two Directors, Mr. Patrick Ricard and Mr. Thierry Jacquillat, expired. The term of office of Mr. Thierry Jacquillat was not submitted for renewal. The renewal of the term of office of Mr. Patrick Ricard was approved by the Company's shareholders. Mr. Richard Burrows and Mr. Pierre Pringuet were appointed as new Directors.

5.3.1.2    Comments on the composition of the Board of Directors

(a)   Board of Directors

The Board of Directors is composed of 14 members. The Extraordinary General Meeting of May 17, 2004 decided to reduce from 6 to 4 years the term of office of the Directors. As a result, three Directors have a term of office of 4 years. It elects its Chairman, who must be an individual, from among its members. Pursuant to the General Meeting of May 31, 2002, the Board decided not to separate the functions of Chairman of the Board from those of the Chief Executive Officer. The company bylaws stipulate that each

Director must own at least 50 shares in the Company during the term of his/her office. A Company rule recommends the holding of a greater number of shares than specified by the bylaws and their registration.

Five independent Directors presently sit on the Board: Mr. Jean-Dominique Comolli, Mr. Gérard Théry, Mr. Didier Pineau-Valencienne, Mr. William Webb and Lord Douro. They meet the criteria for designation as independent Directors as prescribed in the Corporate Governance Report, namely that: "a Director is deemed independent when he/she maintains no relation of any nature with the Company, Group or its management, which may compromise his/her independence of judgement'.

There is no Director elected by employees.

(b)   Employee representatives

Pernod Ricard's personnel ("Délégation unique du personnel") is represented on the Board of Directors by Mr. Sébastien Hubert and Mr. Thibault Cuny, effective from the Board Meeting of March 16, 2005.

5.3.1.3    Role and operation of the Board of Directors

The Board of Directors meeting on December 17, 2002 approved its rulebook. The purpose of the rulebook is to complete the legal, regulatory and statutory aspects so as to specify the operating methods of the Board of Directors. It stipulates rules such as those concerning diligence, confidentiality and conflicts of interest disclosure. It summarises the different rules regarding the conditions under which Directors may trade in Company shares. It states the principle that Directors must hold their shares in a registered form and must declare transactions in Company shares.

The notes and documents supporting matters on the agenda are forwarded to the Directors' attention prior to the holding of Board meetings in order for each Director to effectively participate in the work and deliberations of the Board. Directors may seek any explanations or additional information that they may deem necessary. More generally, Directors formulate to the Chairman any requests for information that they deem necessary for the fulfilment of their mission. They may, at their discretion, communicate with the Company's Management.

The Board of Directors periodically reviews the Group's strategy and, at each meeting, proceeds with a detailed review of the Group's performance: sales evolution, profitability and net financial position.

The Board of Directors fulfilled its mission in 2004 as follows:

—
approval of the 2003 parent company financial statements of Pernod Ricard and consolidated financial statements of the Group;

—
preparation of draft resolutions presented to the Ordinary and Extraordinary General Meeting of May 17, 2004;

—
approval of the first 2004 semester, 2004 interim accounts and setting of 2004 fiscal year interim dividend, paid in January 2005;

—
approval of the stock purchase option plan implemented on established on November 17, 2004 pursuant to the recommendations of the Remuneration Committee; and

—
authorisation of a certain number of disposals, acquisitions and related party agreements as part of the Group's strategic orientations.

The Board of Directors met 7 times during 2004 with an attendance rate of 92%.

5.3.1.4    Committees of the Board of Directors

The Board of Directors is served by a Strategic Committee as well as by two specialised committees, for Corporate Governance: the Audit Committee and the Remuneration Committee.

(a)   Strategic Committee

Chairman:	Mr. Patrick Ricard
Members(1):	Mrs Danièle Ricard
Mr. François Gérard
Mr. Rafaël Gonzalez-Gallarza

(1)
Mr. Thierry Jacquillat was a member of the Strategic Committee until May 17, 2004, when his term of appointment as Director expired.

The Strategic Committee met 7 times during 2004. Its principal mission is the preparation of strategic decisions that are submitted to the Board of Directors for their approval.

(b)   Audit Committee

The Audit Committee was established on January 29, 2002.

Chairman:	Mr. Didier Pineau-Valencienne(1) (Independent Director)
Members:	Mr. Gérard Théry (Independent Director)
Mr. François Gérard(2)

(1)
As from May 17, 2004, to replace Mr. Thierry Jacquillat who left the Audit Committee at the expiry of his term of appointment as Director.

(2)
As from May 17, 2004.

In addition to its Operating Charter established in June 2002, the Audit Committee approved its rulebook at the Board of Directors' meeting of March 18, 2003. It met 5 times in 2004, with a 100% attendance rate.

Principal missions of the Audit Committee

The main roles of the Audit Committee are to:

—
ensure the relevance and the permanence of the accounting methods adopted for preparing the consolidated and parent company financial statements, as well as the suitability of treatment of significant transactions at Group level;

—
analyse the options for the preparation of financial statements;

—
examine the consolidation scope and, where appropriate, the reasons for which companies are not included;

—
provide advice to the Board of Directors regarding the Statutory Auditors' reappointment or appointment, the quality of their work, and their remuneration, while respecting the rules guaranteeing their independence;

—
examine any financial or accounting matter referred to it by the Board of Directors;

—
examine significant off-balance sheet risks and commitments.

2004 Activity Report

In accordance with its rulebook and in liaison with the Statutory Auditors and Finance, Accounting and Internal Audit Departments, the work of the Audit Committee mainly involved the following matters:

—
analysis of significant aspects of French and international legislation and regulations, concerning corporate governance and audit;

—
review of the interim financial statements at June 30, 2004 and December 31, 2004;

—
monitoring of the conversion of the financial statements to IAS/IFRS standards:

•
progress report;

•
validation of the accounting options chosen;

•
examination of the impact of IAS/IFRS standards on the opening balance sheet at July 1, 2004.

—
monitoring of the net financial position of the Group:

  The Audit Committee noted that the reduction of net financial debt continued during 2004. The debt/equity ratio was 0.62 at December 31, 2004 (OCEANE convertible bonds included).

—
risk management:

  As a continuation of the work begun during the previous year following the entry into effect of the Financial Security Law of August 1, 2003 that should gradually lead to the establishment of a system allowing the assessment of the suitability and effectiveness of the internal control procedures, the Audit Committee reviewed the following work:

•
the drafting of an Internal Audit Charter which specifies the internal control responsibilities within the Group and the methods for the assessment of internal controls; and

•
the definition of the principles for Group internal control established on the basis of the updating of the analysis of the principal Group risks.

  These documents should be finalised during the 1st half of 2005.

—
review of 2004 internal audit reports:

  The internal audits scheduled in the 2004-2005 programme of the Internal Audit Department involve 9 companies (Pernod, Ramazzotti, Ricard, Wyborowa, PR Cesam, PR Europe, PR USA, PR Venezuela and the Group Treasury Department). At the end of this period, virtually all of the Group subsidiaries will have been the subject of at least one internal audit during the past three years.

  The Audit Committee has already reviewed and validated the recommendations arising from the audits of Ramazzotti, Wyborowa and PR USA.

  Internal audits of Pernod Ricard's regional holdings included in the 2004-2005 internal audit programme involve:

  —
  9 subsidiaries in Europe;

  —
  5 subsidiaries in Asia; and

  —
  3 subsidiaries in North and South America.

2005 Outlook

The Audit Committee plans to meet 5 times in 2005.

The major focus should centre on risk management, the monitoring of the application of IAS/IFRS accounting standards and the review of the internal audits.

(c)   Remuneration Committee

The Remuneration Committee was established on February 28, 2000.

On March 17, 2004, it became the Remuneration and Appointments Committee and was vested with additional missions.

Chairman:	Mr. Jean-Dominique Comolli (Independent Director)
Members:	Mrs Danièle Ricard
Lord Douro (Independent Director)

The Chairman of the Board of Directors is also consulted on appointments.

This Committee met 4 times during 2004 with a 100% attendance rate.

Principal missions of the Remuneration and Appointments Committee

Within its new role, the rulebook of the Remuneration and Appointments Committee was revised and approved by the Board of Directors meeting of November 2, 2004. It now stipulates the following principal roles:

Remuneration

To recommend to the Board of Directors the means and amount of the remuneration of the Directors:

—
to recommend to the Board of Directors the total amount of Directors' fees that should be submitted for the approval of the General Meeting, as well as the method of allocation:

•
for their duties exercised as members of the Board of Directors; and

•
for their duties on a Committee of the Board of Directors.

—
to recommend to the Board of Directors the structure and the levels of remuneration of the Executive Directors (including benefits in kind and retirement benefits):

•
determine the variable remuneration of the Executive Directors to ensure the consistency with the Company's strategic orientations in the short-, medium- and long-term as approved by the Board of Directors;

•
establish the qualitative and quantitative criteria;

•
establish the objectives in relation to these criteria; and

•
assess the performance in relation to the attaining or not of the objectives fixed.

—
to verify the consistency of the remuneration policy of the principal Executive Officers who are not Directors of Group companies with that of the Executive Directors.

—
to recommend to the Board of Directors the general policy for the allocation of stock purchase or subscription options to be granted by the Company and to verify the conditions for granting them, the dates and the methods for the allocation by year, as well as any measures aimed at encouraging employee shareholding.

Appointments

To examine any provision on behalf of the Board of Directors to permit:

—
ensuring the selection of new Directors, approving the process of search and reappointment of Directors, the conducting of periodic reviews of compliance with independence criteria and verifying that the number of independent members of the Board of Directors is sufficient;

—
ensuring the continuation of executive bodies by establishing a succession plan for Executive Officers and Directors;

—
being informed of the succession plan for key positions within the Group;

—
regularly reviewing the composition of the Board of Directors in order to ensure the quality (number of members, diversity of profiles) and the assiduity of its members; and

—
assessing of the operation of the Board of Directors.

2004 Activity Report

The Remuneration and Appointments Committee focused its work on the following matters in 2004:

—
Remuneration of Executive Officers:

•
the Remuneration and Appointments Committee was assisted in its work by the analysis and reports of consultants specialising in remuneration. In particular, the Committee examined a comparative analysis of top management remuneration in major international groups in France, Europe, the United States and the Rest of the World. The conclusions of this report helped the Remuneration and Appointments Committee take certain decisions. Possible improvements were also examined and additional studies are in progress, the implementation of which could take place in the medium term;

•
a comparative study of the remuneration of the principal Executive Officers who are not Directors was also carried out and presented so as to show the consistency between the remuneration policy for Executive Directors and that for the Executive Officers of the Group;

•
the Remuneration and Appointments Committee prepared, for the members of the Board of Directors, the calculation of the variable remuneration due for 2003 in accordance with the criteria established during the previous year. The Remuneration and Appointments Committee also defined new criteria for the calculation of variable remuneration for 2004 so that this part of the remuneration is consistent with the economic performance expected of the Group. The criteria established for 2004 are: organic growth of the Group in the Wine & Spirits business segment, growth in operating profit and reaching the budget figures fixed, attainment of the budgeted reduction in financial debt, and qualitative objectives;

•
the Remuneration and Appointments Committee recommended to the members of the Board of Directors changes in the fixed remuneration of Management;

•
the Remuneration and Appointments Committee also examined during 2004 the recommendation concerning Mr Thierry Jacquillat's compensation for his contribution to the success of the Seagram acquisition and the Orangina disposal and for his departure from the Board of Directors and the termination of his various responsibilities exercised on behalf of the Group; and

•
lastly, the Remuneration and Appointments Committee analysed the effects of the change in fiscal year-end on all of the elements of remuneration of the Executive Directors. In March 2005, a recommendation was made for validation by the Board of Directors concerning the 1st half of 2005.

—
Stock-options:

•
the Remuneration and Appointments Committee examined the draft plan for the allocation of stock options tied to the financial results for 2004. The allocation rules comply with those decided in previous years, i.e. established in accordance with the following criteria: level of responsibility, assessment of individual performance, financial results of each subsidiary and Group financial results; and

•
the Remuneration and Appointments Committee carefully examined the valuation of the stock options plans, in accordance with IFRS 2.

—
Appointments:

•
during 2004, the Committee worked on the drafting of the new rulebook which now includes the responsibilities associated with appointments; and

•
the Remuneration and Appointments Committee also discussed the work programme that will be implemented given its new assignments.

5.3.1.5    Assessment of the Board of Directors

In accordance with the rules stipulated in its rulebook, Pernod Ricard initiated an internal procedure assessing the functioning of the Board of Directors in 2004. Directors were asked to state their views on the composition of the Board of Directors as well as the quality of the information they are provided. The questionnaire also deals with composition and work of the specialised Committees of the Board of Directors. This assessment permitted an improvement in the operating processes of the Board and enabled it to fulfill its role.

Following this assessment, certain decisions were implemented. The Board of Directors intends to increasingly frequently examine market conditions, the competitive environment and the possible strategic choices for development. In accordance with the wish of the Board of Directors, the operational executives responsible for major departments are also called upon to present their organisation, activities and current projects.

5.3.2    Options held by the Directors and Executive Officers over the share capital

5.3.2.1    Directors and Executive Officers' remuneration

	Fixed gross remuneration for 2004	Variable gross remuneration for 2004	% variable vs. fixed	Pernod Ricard Directors' fees for 2004(1)	Benefits in kind received in 2004(2)	Total remuneration for 2004	Total remuneration for 2003
	(In euros)
Chairman and Chief Executive Officer Mr. Patrick Ricard	925,000	1,195,575	129.25%	34,566	Company car 3,500	2,158,641	1,880,539
Vice-Chairman of the Board of Directors(3)
Mr. Thierry Jacquillat				14,569		14,569	1,621,925
Deputy Chief Executive Officers and Directors(4)					Company car
Mr. Richard Burrows	615,000	794,896	129.25%	21,711	3,500	1,435,107	1,204,946
Mr. Pierre Pringuet	615,000	794,896	129.25%	21,711	3,500	1,435,107	1,204,946
Directors
Mr. François Gérard				34,566		34,566	33,000
Mr. Jean-Claude Beton	28,160			34,566		62,726	64,475
Paul Ricard SA				34,566		34,566	33,000
Mrs Françoise Hémard				34,566		34,566	33,000
Mrs Danièle Ricard				34,566		34,566	33,000
Mr. Jean-Dominique Comolli				48,534		48,534	55,333
Mr. Rafaël Gonzalez-Gallarza				34,566		34,566	259,556
Mr. Jean-Jacques Laffont(5)				6,856		6,856	23,000
Mr.Gérard Théry				53,834		53,834	55,000
Mr. Didier Pineau-Valencienne				49,834		49,834	32,000
Mr. William H. Webb				28,566		28,566	20,667
Lord Douro				46,534		46,534	32,500

(1)
Including Directors' fees paid for the exercise of Audit Committee and Remuneration and Appointments Committee duties.

(2)
Further information on benefits in kind including information on retirement benefits is provided in the paragraph 5.3.2.3 (iii).

(3)
Until May 17, 2004. It has also been decided to pay Thierry Jacquillat € 2 million for the termination of his various responsibilities within the Group (including € 0.5 million payable in 2005).

(4)
Appointed Directors as from May 17, 2004.

(5)
Deceased on May 1, 2004.

The schedule of remuneration of the Directors shows the fixed part and the variable part of their remuneration received for 2004. This method of presentation is identical to that used in the previous year.

5.3.2.2    Directors' remuneration policy

Pernod Ricard paid € 534,111 in Director's fees in 2004, based on the actual contribution of each Director to the Board, including any work performed on committees reporting to the Board of Directors. In accordance with allocation rules, Directors' fees were split into fixed and variable amounts, with the latter taking absenteeism into account.

5.3.2.3    Remuneration policy and allocation of stock options for the Executive Officers

(a)   Remuneration

Executive Officers' remuneration policy has been set by the Remuneration and Appointments Committee and approved by the Board of Directors. Variable remuneration can represent a significant portion of total remuneration if annual objectives fixed are achieved or exceeded. Objectives are redefined every year to be in line with the strategic orientations of the Group.

(b)   Stock options

The rules for the allocation of stock options to Executive Officers are based on different criteria, including their level of responsibility and the achievement of Group objectives. The Remuneration and Appointments Committee established these allocation rules which have been validated by the Board of Directors. As from the allocation for 2004, the evaluations of the assessment of the Company's performance and of Group performance are identical concerning the Executive Directors. The other criteria are retained in an identical way (level of responsibility and assessment of individual performance).

(c)   Other benefits

The Chairman benefits from a company car as well as from the services of a driver. Each Deputy Chief Executive Officer also benefits from a company car.

In compensation for their services rendered in the discharging of their duties, the French Executive Officers benefit from membership in the Group supplementary defined benefits retirement plan. This plan compensates the absence of mandatory complementary retirement coverage on the part of individual remuneration that exceeds 8 annual social security limits. The plan is structured in such a way that it provides a supplementary pension amounting to approximately 1.5% of that part of the remuneration above this limit, multiplied by the number of years of service, itself limited to 20 years.

A minimum length of service of 10 years is required to benefit from this plan as well as the condition of presence within the Group on the day of retirement. This plan also applies to all the French employees of the Group with remuneration in excess of the above-mentioned limit.

For his part, Mr. Richard Burrows benefits from the capitalisation retirement plan of Irish Distillers' management, the benefit from which amounts to a replacement rate of approximately 2/3rds of the fixed final salary.

The Executive Officers do not benefit from any "golden parachute" cover or special benefits other than those from which all employees of the companies to which they belong benefit and from the above- mentioned benefits.

The Executive Officers do not receive any Directors' fees as Directors of Group subsidiaries.

Schedule of stock subscription or purchase options granted to/exercised by Executive Officers

	Number of options	Price	Expiry date	Plan no.
		(in euros)

Options granted during 2004 to Executive Officers
Mr. Patrick Ricard	21,970	109.71	17.11.2014	13
Mr. Pierre Pringuet	15,576	109.71	17.11.2014	13
Mr. Richard Burrows	15,576	109.71	17.11.2014	13
Options exercised during 2004 by Executive Officers
Mr. Patrick Ricard	11,169	45.36	28.01.2009	4
Mr. Patrick Ricard	17,262	36.71	19.12.2007	3
Mr. Richard Burrows	37,500	43.60	27.09.2010	6
Mr. Richard Burrows	9,900	46.64	19.12.2010	7
Mr. Pierre Pringuet	2,317	47.92	27.01.2010	5
Mr. Pierre Pringuet	10,800	43.60	27.09.2010	6
Mr. Pierre Pringuet	3,160	47.92	27.01.2010	5
Mr. François Gérard	11,025	37.48	04.10.2004	1
Mr. François Gérard	10,500	32.44	19.12.2006	2
Mr. François Gérard	4,843	36.71	19.12.2007	3
Mr. François Gérard	3,742	45.36	28.01.2009	4

Stock subscription and purchase options granted to/exercised by the ten highest paid non-Executive Officers

	Number of options	Price	Plan no.
		(in euros)

Options granted in 2004 to the ten highest paid non-Executive Officers of the Parent Company and all other companies included in the grant of options, for which the number of options granted is the highest.	64,609	109.71	13
Options exercised in 2004 by the ten highest paid non-Executive Officers of the Parent Company and all other companies included in the grant of options, for which the number of options exercised is the highest.	55,577	36.71	1/2/3/4/5/7

Pernod Ricard did not issue any other financial options for the benefits of executive officers or its ten highest paid non-executive officers.

History of the allocation of subscription or purchase options

In accordance with the authorisation that had been given to it by the Extraordinary General Meeting of May 17, 2004, the Board of Directors of Pernod Ricard established a stock purchase option plan on November 2, 2004 for high-level executives of the Group or non-executive employees who have proven their strong attachment to the Group and their effectiveness in the accomplishment of their missions.

This plan, which took effect on November 17, 2004, involved 757,821 share purchase options granted to 459 beneficiaries at the exercise price of € 109.71 each. The allocation price corresponds to the average prices of Pernod Ricard shares during the 20 trading sessions prior to this allocation. No discount was applied to this average price. 53,122 options were allocated to the Directors of Pernod Ricard.

STOCK PURCHASE AND SUBSCRPTION OPTIONS OVERVIEW
OVERVIEW OF THE STOCK OPTION PLANS AT 31 DECEMBER 2004

	Plan no. 1	Plan no. 2	Plan no. 3	Plan no. 4	Plan no. 5	Plan no. 6	Plan no. 7	Plan no. 8	Plan no. 9	Plan no. 10	Plan no. 11	Plan no. 12	Plan no. 13
Date of authorisation by AGM	12.05.1993	12.05.1993	12.05.1993	05.05.1998	05.05.1998	05.05.1998	05.05.1998	03.05.2001	03.05.2001	03.05.2001	03.05.2001	03.05.2001	17.05.2004
Board of Directors meeting	04.10.1994	19.12.1996	19.12.1997	28.01.1999	27.01.2000	27.09.2000	19.12.2000	19.09.2001	18.12.2001	11.02.2002	17.12.2002	18.12.2003	02.11.2004
Option type	Purchase	Purchase	Purchase	Purchase	Purchase	Purchase	Purchase	Purchase	Subscription	Subscription	Subscription	Purchase	Purchase
Total number of options allocated	968,919	1,044,760	304,422	291,427	333,604	75,000	374,953	48,346	832,202	139,004	863,201	636,199	757,821
to Executive Officers of Pernod Ricard SA	48,825	70,500	66,058	26,079	32,275	75,000	37,640	—	104,348	—	69,370	41,184	53,122
to the top 10 beneficiary salaried executives of the Group	92,925	96,000	48,081	57,260	56,496	—	62,258	48,343	109,723	27,318	95,074	52,903	64,609
First exercise date	04.10.1994	19.12.1996	19.12.1997	28.01.1999	27.01.2000	27.09.2000	19.12.2000	19.09.2001	18.12.2001	11.02.2002	17.12.2002	18.12.2003	17.11.2004
Expiry date	04.10.2004	19.12.2006	19.12.2007	28.01.2009	27.01.2010	27.09.2010	19.12.2010	19.09.2011	18.12.2011	11.02.2012	17.12.2012	18.12.2013	17.11.2014
Exercise price (in euros)	37.48	32.44	36.71	45.36	47.92	43.60	46.64	62.96	61.60	65.20	73.72	87.73	109.71
Number of options subscribed at 31.12.2004	881,506	898,998	206,723	153,728	23,757	48,300	15,727	—	757	—	—	2,225	—
Number of options cancelled during the fiscal year	—	—	—	1,984	—	—	1,463	—	6,325	2,520	8,514	3,146	—
Number of outstanding options at 31.12.2004	—	126,012	80,497	118,576	297,338	26,700	352,297	48,346	812,051	118,896	845,184	626,126	757,821

5.3.3    Employee profit sharing plans (incentives and profit sharing, stock options allocated to salaried employees who are not Directors)

Pernod Ricard SA employees benefit from a Profit Sharing Plan, last renewed on June 28, 2004, and based on the Group's consolidated results.

Other Group subsidiaries, both French and international, have for the most part established similar profit sharing plans based on their companies' results.

5.4   General information regarding Pernod Ricard SA

5.4.1    Presentation of the Group and Pernod Ricard SA

5.4.1.1    Brief history

(a)   History

The Pernod Ricard Group was created in 1975 through the merger of two anised-based spirit production companies, Pernod and Ricard, long-standing competitors in the French market. The Group thereby created additional resources to expand its distribution networks and its brand portfolio (Ricard, Pernod, Pastis 51, Suze and Dubonnet products, etc.) in France and abroad.

For its first acquisitions, Pernod Ricard focussed on one product, whisky, which is the spirit that is the most consumed in the world, and one country, the United States, the largest market for whisky. Thus, in 1975, the new Group acquired Campbell Distillers, a producer of Scottish whiskies, and, in 1980, Austin Nichols, the producer of the American bourbon, Wild Turkey.

During the 1980s, the Group consolidated its businesses in its largest market, France, thanks to advertising campaigns and sponsoring and new products such as Pacific, an anis-based drink without alcohol.

At the same time, the Group developed outside of France through its first operation in Asia and, above all, by the creation of a very extensive European distribution network. In ten years, the Group thus covered all of the 15 countries of the European Union, by strongly establishing the Group brands, with Pernod in the United Kingdom and Germany and Ricard in Spain and Belgium. Various local acquisitions also expanded the portfolio of this network, with Mini ouzo in Greece, Altaï vodka in Russia and the Zoco liqueur in Spain.

In 1985, the Pernod Ricard Group acquired Ramazzotti, which has produced a well-known bitter, Amaro Ramazzotti, since 1815 and which contributed an important sales and distribution structure in Italy.

In 1988, the Group took over Irish Distillers, the principal producer of Irish whiskeys, with such prestigious brands as Jameson, Bushmills, Paddy and Powers. With Jameson, the Group could develop a brand with a high potential. Between 1988, the date of its acquisition, and 2004, sales volumes of the Jameson brand increased by an average of 9% per annum, from 0.4 million cases to 1.7 million cases.

In 1989, the Group extended its network into Australia by acquiring Orlando Wines, the second-largest Australian wine company. The company created in 1990, with Wyndham Estate, the Orlando Wyndham Group, contributing, in particular, the Jacob's Creek brand that has become the most exported Australian wine and which is a market leader in the United Kingdom, New Zealand, Ireland, Scandinavia and Asia.

In 1993, the Pernod Ricard Group and the Cuban company, Cuba Ron, created Havana Club International, a joint-venture for the marketing of Havana Club rum, which has since seen one of the most rapid increases in sales of spirit brands in the world.

In 1997, the Group completed its portfolio of white spirits with the acquisition of Larios gin, the market leader in Continental Europe. The company producing Larios merged its operations with the local distribution company, PRACSA, established in Spain since 1978. Pernod Ricard thus acquired a leading position in Spain, one of the most important markets in the world, allowing it to distribute its international products, its local brands such as the Palacio de la Vega wines, the Zoco pacharan, the Ruavieja liqueur as well as 1866 brandy.

At the end of 1999, the Group acquired Tequila Viuda de Romero in Mexico.

From 1999 to 2001, the Group consolidated its positions in Eastern European countries thanks to the acquisition of Yerevan Brandy Company (Armenian brandies, with the Ararat brand), Wyborowa (Polish vodka) and Jan Becher (Czech bitter). Ararat, alongside the Tamada and Old Tbilissi Georgian wines, enabled the Group to strengthen its position in Russia where the brand generates most of its sales, while inclusion in Pernod Ricard helped to develop Wyborowa internationally.

At the start of the new century, the Group doubled the size of its the Wine and Spirits business through the purchase of the Wine and Spirits business of Seagram jointly with Diageo. Pernod Ricard paid US$3.15 billion for 39.1% of these operations. The Group thus became one of the three leading global operators and consolidated its position in the American and Asian Continents. 2002 was also the year of the successful integration of 3,500 Seagram employees.

The Group now holds key positions with quality brands in the whisky segment with Chivas Regal and The Glenlivet, in the cognac segment with Martell and in the white spirits sector with Seagram's Gin. With Seagram, the Pernod Ricard Group also acquired leading local brands such as Montilla in Brazil and Royal Stag in India.

2003 saw the launching of new advertising campaigns for Chivas Regal and Martell and, from a financial point of view, the inclusion of the Group in the CAC 40 on the Paris Stock Exchange, recognising the success of the Seagram acquisition.

As a result of this major acquisition, the Pernod Ricard Group has since 2001 carried out a programme for the disposal of its assets in the non-alcohol-related sector. Between 2001 and 2002, the Group disposed of Orangina, acquired in 1984, SIAS-MPA, the world leader in fruit preparations for yogurts and milk desserts, as well as BWG, a distribution company in Ireland and the United Kingdom, and CSR.

Today, sales of non-alcohol-related operations represent only 2% of the consolidated sales of Pernod Ricard, in such a way that the Group is virtually entirely focused on one single core business.

(b)   General organisation of the Group

The general organisation of the Group is based around Pernod Ricard (henceforth known as the "Holding Company"), which holds directly, or indirectly through Regional holding companies (henceforth known as "Regions"), companies referred to as "Brand Owners" and "Distributors", with some companies assuming both the Brand Owner and Distributor roles.

The Holding Company is exclusively responsible for:

—
Group strategy, particularly organic growth and growth through acquisition;

—
management of investments and any mergers, acquisitions or disposals of assets that would be appropriate;

—
management of the Group's financial policy including financial means;

—
tax planning and its implementation;

—
setting of remuneration policies, management of international executives and development of skills;

—
approval of new advertising campaigns for all brands prior to launch;

—
approval of key features of strategic brands;

—
corporate communications and investor, analyst and shareholder relations;

—
sharing of resources such as volume grouping for purchasing; and

—
major applied research programme.

The Holding Company also monitors the performance of subsidiaries as well as the preparation and presentation of Group accounting and financial information.

Regions are autonomous subsidiaries that have been delegated powers by the Holding Company, with responsibility for operational and financial control of the subsidiaries reporting to them, namely subsidiaries located in the same geographic region (Asia, South Asia, North America, Central and South America and Europe).

Brand Owners are autonomous subsidiaries that have been delegated powers by the Holding Company or by a Region, with responsibility for managing brands' strategy, development and production.

Distributors are autonomous subsidiaries that have been delegated powers by the Holding Company or by a Region, with responsibility for managing the distribution and development of brands in local markets.

The legal organisation chart of the Group also includes a certain number of pure holding companies, without operating activity, with the general and coordination missions being carried out by Pernod Ricard and a company dedicated to the financing of the Group subsidiaries' operations, Pernod Ricard Finance SA, responsible, in particular, for treasury centralisation.

Business relations between Pernod Ricard and its subsidiaries mainly consist of the billing of royalties for the use of the brands owned by Pernod Ricard, the rebilling of purchases of advertising space and the collection of dividends.

Pernod Ricard has thus concluded a certain number of ordinary and/or regulated agreements with its subsidiaries mainly involving:

—
rebilling of expenses incurred on behalf of its subsidiaries or incurred by the subsidiaries on behalf of Pernod Ricard;

—
loan agreements intended to finance operations or the development of certain subsidiaries, generating interest income;

—
cash management agreements with Pernod Ricard Finance SA specifying the remuneration of loans or borrowings under the cash centralisation mechanism;

—
guarantees to or on behalf of some of its subsidiaries;

—
pledge agreements of brands, receivables and financial instruments to or on behalf of some of its subsidiaries;

—
licences and/or brand licensing contracts (mainly with Ricard SA and Pernod SA) generating royalties; and

—
any investment operations.

Simplified organisation chart of the main Group operating companies at December 31, 2004 (Wine & Spirits)

The percentages shown are the percentage direct or indirect shareholdings of Pernod Ricard SA in each of the companies.

Companies and principal brands concerned (if Brand Owner)	Country	Holding Company	Region	Brand Owner	Distribu- tor	Brand Owner and Distributor	% shareholding at 31.12.2004
Pernod Ricard Chairman Chief Executive Officer: Mr. Patrick Ricard Deputy Chief Executive Officer: Mr. Richard Burrows Deputy Chief Executive Officer: Mr. Pierre Pringuet	France	X					Parent Company

Ricard (Ricard) Chairman and Chief Executive Officer: Mr. Alain Chamla	France					X	100

Pernod (Pernod, Pastis 51, Suze, Soho) Chairman and Chief Executive Officer: Mr. Pierre Coppéré	France					X	100

Pernod Ricard Europe Chairman and Chief Executive Officer: Mr. Thierry Billot	France		X				100
—Larios Pernod Ricard SA (Larios)	Spain					X	100
—Pernod Ricard Swiss SA	Switzerland				X		99.65
—Distillerie F. LLI Ramazzotti SPA (Amaro Ramazzotti)	Italy					X	100
—Pernod Ricard Portugal SA	Portugal				X		94.63
—Pernod Ricard Deutschland GMBH	Germany				X		100
—Pernod Ricard Austria GMBH	Austria				X		100
—Pernod Ricard Nederland BV	Netherlands				X		100

—EPOM Industrial and Commercial Société Anonyme of Foods and Drinks (Ouzo Mini)	Greece				X	99.98
—Pernod Ricard Minsk LLC	Belarus			X		100
—Pernod Ricard Ukraine SC with FI	Ukraine			X		100
—SC Pernod Ricard Romania SRL	Romania			X		100
—Georgian Wines and Spirits Company (Tamada, Old Tbilissi)	Georgia				X	90.0
—Pernod Ricard Latvia LLC	Latvia			X		100
—Pernod Ricard Hungary	Hungary			X		100
—Pernod Ricard Belgium SA	Belgium			X		100
—PR Rouss CJSC(Altaï)	Russia				X	100
—Brand Partners A/S	Norway			X		50
—Pernod Ricard Denmark A/S	Denmark			X		100
—Pernod Ricard Finland OY	Finland			X		100
—Yerevan Brandy Company CJSC (Ararat)	Armenia				X	100
—Jan Becher—Karlovarska Becherovka (Becherovka)	Czech Republic				X	100
—Pernod Ricard UK Ltd.	United Kingdom			X		100

PR Asia Chairman and Chief Executive Officer: Mr. Philippe Dreano	France	X				100
—Pernod Ricard Japan K.K.	Japan			X		100
—Pernod Ricard Hong Kong Ltd.	Hong Kong			X		100
—Pernod Ricard Taïwan Ltd.	Republic of China			X		100
—Pernod Ricard Thailand Ltd.	Thailand			X		100
—Pernod Ricard Korea Co. Ltd.	Korea			X		100
—Pernod Ricard Singapour PTE Ltd.	Singapore			X		100
—Pernod Ricard Malaysia SDN BHD	Malaysia			X		100
—Martell Far East Trading Ltd.	Hong Kong			X		100
—Shangai Yijia International Trading Co. Ltd.	China			X		100
—Seagram Thailand Co. Ltd.	Thailand			X		100

PR North America Chairman and Chief Executive Officer: Mr. Michel Bord	France	X				100
—Pernod Ricard Canada LTEE	Canada			X		100
—Pernod Ricard Mexico SA de CV (Olmeca)	Mexico				X	100
—Austin Nichols & Co. Inc. (Wild Turkey)	USA		X			100
—PR USA (Lawrenceburg Distillers and Importers) (Seagram's Gin, Seagram's Vodka)	USA				X	100

PR CESAM (Central and South America) Chairman and Chief Executive Officer: Mr. Francesco Taddonio	France	X				100
—Pernod Ricard Argentina Corp. (Etchart)	Argentina				X	100
—Pernod Ricard Venezuela CA	Venezuela			X		100
—Pramsur SA	Uruguay			X		100
—Pernod Ricard Chile SA	Chile			X		100
—Pernod Ricard Colombia SA	Colombia			X		100
—Pernod Ricard Brasil Industria e Comercio (Montilla)	Brazil				X	100
—Pernod Ricard Uruguay	Uruguay			X		100

Wyborowa SA (Wyborowa) Chairman and Chief Executive Officer: Mr. César Giron	Poland			X	99.9

Chivas Brothers (Holdings) Ltd. (Chivas Regal, The Glenlivet, Clan Campbell, 100 Pipers, Royal Salute, Passport, Glen Grant, Aberlour, Something Special) Chairman and Chief Executive Officer: Mr. Christian Porta —Pernod Ricard Travel Retail Europe	United Kingdom United Kingdom	X	X		100

Irish Distillers Group Ltd (Jameson, Bushmills, Powers, Paddy) Chairman and Chief Executive Officer: Mr. Philippe Savinel	Ireland			X	100
—Pernod Ricard South Africa Ltd. (Long Mountain)	South Africa			X	100

Martell (Martell, Renault Biscuit) Chairman and Chief Executive Officer: Mr. Lionel Breton	France	X			100

Pernod Ricard Australia (Jacob's Creek, Wyndham Estate) Chairman and Chief Executive Officer: Mr. Laurent Lacassagne	Australia			X	100

Havana Club Internacional (Havana Club) Chief Executive Officer: Mr. Philippe Coutin	Cuba			X	50

Seagram India Ltd. (Royal Stag) Chairman and Chief Executive Officer: Mr. Param Uberoi	India			X	100

The complete list of consolidated companies, split into Wine & Spirits and Other Businesses is shown in the Notes to the consolidated financial statements.

5.4.1.2    Description of the principal businesses with a major impact on sales or consolidated net profit during the last 3 fiscal years (product and service categories, seasonality, competitors, etc)

(a)   Key financial figures

	2004	2003	2002	2001	2000
	(€ million)
Net sales(1)	3,571.6	3,533.7	4,835.7	4,555.2	4,382.0
Net Wine & Spirits sales(1)	3,489.5	3,418.6	3,407.9	1,918.0	1,759.6
Wine & Spirits operating profit	741.7	736.5	709.8	344.2	301.9
Wine & Spirits operating margin	21.3%	21.5%	20.8%	17.9%	17.2%
Profit before tax	653.3	637.6	597.0	411.0	368.9
Net profit(2)	473.7	463.6	440.3	294.4	261.0
Group net profit	487.3	463.8	412.8	358.2	195.0
Diluted earnings per share (in euros)	6.56	6.25	5.57	5.08	2.77
Dividend per share (in euros)	2.14	1.96	1.80	1.44	1.28

(1)
Excluding duties and taxes.

(2)
Net profit after income tax, income from associate companies and minority interests.

	2004	2003	2002	2001
Net Debt/Shareholder Equity ratio
OCEANE bonds converted	0.38	0.49	0.75	1.51
OCEANE bonds included	0.62	0.77	1.09	1.51
Movement in net financial debt (€ million)
Net financial debt (excluding OCEANE bonds)	1,326	1,601	2,294	3,694
OCEANE bonds	518	508	497	0

Total	1,844	2,109	2,791	3,694

(b)   Consolidated sales and financial results

Consolidated net sales(1) for the 12 months of 2004 amounted to € 3.572 billion and operating profit to € 743 million. These results, very close to those of the Wine & Spirits business (at € 3.490 billion and € 742 million, respectively), illustrate the refocusing of the Group on this core business.

The continuous appreciation of the Euro against numerous Group trading currencies, in particular the US Dollar, had a penalising effect on Group consolidated results of (€ 108 million) at the level of sales and of (€ 63 million) at the operating profit level.

The net finance cost amounted to € 89 million, an improvement of € 12 million compared with 2003. This improvement was the result of a reduction in the cost of financial debt from 3.7% to 3.5% through the beneficial effect, in particular, of the refinancing of the Seagram syndicated loan and, to a lesser extent, of the repayment of part of the financial debt.

Net exceptional income was € 36 million, notably because of the capital gain realised on the disposal of the assets of Compagnie Financière des Produits Orangina.

Group net profit thus rose by 5.1% to € 487 million.

Free Cash Flow of the Group amounted to € 377 million, compared with € 383 million in 2003, which permitted a reduction in Group financial debt of € 265 million, despite the purchase of treasury shares for € 101 million. Net financial thus fell to € 1.844 billion at December 31, 2004.

Pursuant to a resolution of the Ordinary and Extraordinary General Meeting of May 17, 2004, the current fiscal year has been extended by six months and will end on June 30, 2005. Subsequent fiscal years will begin on July 1 and end on June 30 of each year.

Group operations are again broken down into Wine & Spirits and non-strategic businesses (henceforth referred to as "Other Businesses").

The breakdown is as follows:

	2004		2003		2002
	(€ million)
Sales
Total Wine & Spirits	3,490	98%	3,419	97%	3,408	70%
Total Other Businesses	82	2%	115	3%	1,428	30%

Group total	3,572	100%	3,534	100%	4,836	100%

Operating profit
Total Wine & Spirits	742	100%	737	100%	710	95%
Total Other Businesses	1	ns	3	ns	41	5%

Group total	743	100%	739	100%	750	100%

(c)   Wine & Spirits

Net sales(1) of € 3.490 billion illustrated strong organic growth of 5.8%, impacted, nevertheless, by a strong negative currency effect of (€ 108 million), or (3.2%), with the change in consolidation scope having a limited negative effect of (0.5%).

(1)
Excluding duties and taxes.

Operating profit from this business amounted to € 742 million, including a negative currency effect of (€ 63 million).

Three major factors affected 2004 and were reflected in the Group results:

•
the quality of the portfolio, the engine for more profitable growth: the key Group brands grew 3% in volume and 8% in sales and generated approximately 75% of the organic growth in the gross margin, which amounted to 7.1%;

•
an accelerated increase in advertising and promotion investments in promising markets. These amounted to € 787 million in 2004, or 22.6% of sales, an increase of 10.5% at constant exchange rates and with the same consolidation scope. There were, notably additional investments in Chinese Asia in Martell and Chivas Regal in order to increase the Group's market shares. Priority is being given to the strengthening of "brand equity", the engine of future growth, with media investments up by 20%, and campaigns such as "This is the Chivas Life" or "Only a few can tell" for Martell in Asia. Overall, Chivas Regal, Martell, Jameson and The Glenlivet accounted for 50% of the total increase in these investments; and

•
a global sales network: sales forces have been strengthened in high-growth areas such as China, India and South America. Total overhead costs only increased by 1.9% in 2004, with the overhead cost/sales ratio falling from 19.3% in 2003 to 18.7% in 2004 at comparable exchange rates.

This resulted in a considerable improvement in profitability. At constant exchange rates, the operating margin rose to 22.4% (21.3% including the currency effect) compared with 21.5% in 2003.

(d)   Other Businesses

In 2004, the Other Businesses generated 2.3% of Group sales amounting to € 82 million, compared with 3.3% and € 115 million in 2003, with an operating profit of less than € 1 million which represented 0.1% of Group operating profit.

Other Businesses mainly include the sales of Orangina in countries where the brand has not yet been sold and tomato juice and grape juice operations.

Because of the disposal of the assets of Compagnie Financière des Produits Orangina and of the tomato juice business during 2004, Other Businesses are not expected to generate more than 0.5% of sales in 2005.

(e)   Market and competition

There are two types of competitors for Pernod Ricard in its business:

•
major international groups present in the wine and spirits industry such as Diageo, Constellation, Bacardi-Martini, Allied Domecq, Brown Forman and Rémy Cointreau, for the international brands; and

•
smaller companies or local producers for local brands (e.g. La Martiniquaise in France).

The presence of numerous players, both local and international, makes the wine and spirits industry very competitive.

Global volumes (in million cases)

Source: IWSR 2004—"Western Style" spirits, excluding agency brands, wines, wine-based aperitifs and RTDs. Total volumes: 1,175 million cases.

(f)    The Brands

The very good results obtained by the Group in the last three years are due to the excellent performance of the Spirits business with 6.7% organic growth in sales in 2004 and to the accelerated development of several key brands that generated positive mix and price effects. In 2004, the increase in the volume of the 12 key brands of 3% entailed an increase in their sales value of 8% at constant exchange rates.

	2004	2003	2002	2004/2003
	(Volumes in million 9 L cases)
Chivas Regal	3.3	2.9	2.8	12%
Jameson	1.7	1.6	1.5	10%
The Glenlivet	0.4	0.4	0.4	9%
Martell	1.2	1.1	1.0	7%
Havana Club	2.0	1.9	1.7	7%
Amaro Ramazzotti	1.2	1.2	1.1	6%
Jacob's Creek	7.1	6.7	5.9	5%
Clan Campbell	1.6	1.5	1.6	4%
Wild Turkey	0.8	0.7	0.7	3%
Seagram Gin	3.3	3.3	3.2	0%
Ricard	6.0	6.2	6.5	(3%	)
Pastis 51	1.8	1.9	2.0	(6%	)

12 "Key" brands	30.3	29.4	28.4	3%

Spirits	51.6	50.7	48.0	2%
Premium wines	14.2	14.0	12.2	1%

Strong growth of Chivas Regal

Whisky is the largest spirits business in the Group. It now represents more than 40% of its volumes and the Group is now the third largest global Scotch whisky producer. Chivas Regal is a priority brand and is distributed in more than one hundred countries. It is expanding in all regions with a spectacular growth in Chinese Asia.

In China, Chivas Regal doubled its volumes and has become the leading spirits brand in the country, partly assisted by the success of the "This is the Chivas Life" campaign. More generally, the brand is growing in all regions with global volume growth of 12% in 2004. Over the past two years, average growth has been 9%.

The brand also made good progress in Europe, notably in Spain, Greece and France, as well as in Latin America and the United States. After having stabilised in 2003, sales grew again in the United States.

Chivas regal has thus recovered its position of "icon" among whiskies, in particular thanks to its boosting through the "This is the Chivas Life" marketing concept, applied throughout the world.

Renewed dynamism of Martell

After an increase of 8% in 2003, Martell's volumes rose by 7% and progressed, in particular, among the "higher qualities": Cordon Bleu (+29% in 2004), and XO. Representing 15% of volumes, they generated 50% of the brand's growth.

The positive trend in the United States was confirmed with a 5% growth in volume and expansion in Asia was particularly strong with growth of 20%. In these two regions especially, Cordon Bleu produced a strong performance. Thanks to strong sales promotion by the distributors, the brand's volumes also rose by 3% in the United Kingdom, 35% in Mexico and 30% in Russia.

Excellent performance of The Glenlivet

The Glenlivet also performed very well, with the increase in its volumes reaching 9% in 2004. The brand has been boosted by its success in the United States but also by its development in new markets such as the United Kingdom and France and in Asia, where Japan and Taiwan are opening up to "single malts".

"Success story" of Jameson

The further double-digit growth, at 10%, of Jameson, the global leader among Irish whiskeys, confirmed the continuing success story that started already sixteen years ago. The brand produced its best performance in North America, Europe and South Africa.

Strength of growth products

Their strong expansion in key markets such as Italy, Germany, France and the United Kingdom enabled the growth products to perform well, with volume increases of 6% for Amaro Ramazzotti and 7% for Havana Club. Havana Club, which has just exceeded 2 million cases sold, made a remarkable breakthrough in Germany with growth of 32%.

The 5% increase at Jacob's Creek is due to the deterioration of the Australian market in the Q4 of 2004.

(g)   Activity by geographic region

The Asia/Rest of the World and Americas regions were the Group's growth engines in 2004.

The table below shows the movement of net sales and operating profit of the Wine and Spirits business by geographic region in 2002, 2003 and 2004.

	2004		2003		2002
	(€ millions)
Sales
France	580	17%	581	17%	592	17%
Europe	1,394	40%	1,360	40%	1,330	39%
Americas	754	22%	770	23%	835	25%
Asia/Rest of the world	763	22%	708	21%	651	19%

Group total	3,490	100%	3,419	100%	3,408	100%

Operating profit
France	108	15%	114	15%	120	17%
Europe	311	42%	294	40%	277	39%
Americas	172	23%	179	24%	176	25%
Asia/Rest of the world	150	20%	149	20%	137	19%

Group total	743	100%	737	100%	710	100%

Strong and continued growth in the Americas

With organic growth of 8% compared with 2003, sales in the Americas expanded at a sustained rate in 2004.

In the United States, a high-growth market which constitutes one of the priorities of the Pernod Ricard Group, all of the premium brands progressed well. Growth at Chivas Regal and Martell recovered while Jameson, The Glenlivet, Wild Turkey, Seagram's Vodka and Jacob's Creek continued to develop rapidly.

The Group is now the market leader in single malts with The Glenlivet and in Irish whiskeys with Jameson and Bushmills. Bushmills Irish Cream, a new cream liqueur based on Irish whiskey, also made a very good start.

In 2004, Pernod Ricard USA expanded twice as fast as the market in the United States with a 5% growth rate of depletions (sales by third party distributors in the market). Depletions of the various brands all increased, by the following amounts:

•
16% for Jameson;

•
2% for Chivas Regal and Martell;

•
9% for Jacob's Creek, a result obtained in the context of very strong price competition;

•
3% for The Glenlivet; and

•
4% for Wild Turkey.

Benefiting from a generally favourable economic situation, the Latin Americas produced excellent growth rates both for local and international brands. The organic growth of 20% in sales in 2004 was confirmed by a strong performance in the 4th quarter, particularly for Chivas Regal, which represents 50% of annual growth in Central and South America.

Growth was particularly strong in Brazil, at 14% in volume, with a sharp increase for Montilla rum of 17% and in Venezuela, where the advertising and promotion effort was especially important.

Exceptional year in Asia/Rest of the World

With organic growth in sales of 12.2%, the Asia/Rest of the World region saw an exceptional year, boosted by the formidable dynamism of Chinese Asia (China, Taiwan, Singapore, Hong Kong and Malaysia) and by the sharp increases for local brands in India and Thailand. Volumes of the Top 12 grew by 100% in China, with very large increases in sales of Chivas Regal and Martell. Chivas Regal is the most significant imported spirits brand on the Chinese market and the Group is currently positioning itself as the largest importer of wine and spirits into China. The beginning of 2005 was also very good, with the success of the Chinese New Year for Chivas Regal and Martell. This event is particularly important since the month of January, which precedes the Chinese New Year, traditionally produces about one quarter of the annual total sales.

Royal Salute (China and Taiwan) and 100 Pipers (mainly in Thailand) are also brands that are developing strongly in the region. Expansion continued in India thanks to the whisky brands, Royal Stag and Imperial Blue, produced locally from grain alcohol. In India, the Group is the 4th largest-operator in the segment and the largest foreign company.

Media expenses rose by more than 37% in value in 2004 to support this formidable development of the brands in Asia.

The Japanese and Korean markets remain disappointing. In line with expectations, South Korea, the largest Scotch whisky market in Asia, remained depressed in 2004. The recovery of these markets should begin in 2005 and the Group has prepared for it by adapting its local organisation.

The Australian wine market saw a difficult year, which affected growth in the region in the last quarter.

Progress in Europe (excluding France)

With organic growth in sales of 3.5% in 2004, the European region (excluding France) still generates 40% of sales by value of the Group. This regular growth was supported by the 12 key brands, with growth of 5% in volume in 2004. The Group is a major player in Ireland, and ranks 2nd in the Belgian, Luxembourg and Portuguese markets. It is number 3 in Spain, the Czech Republic and Greece.

The United Kingdom, Germany, Greece and Russia saw strong expansion in 2004, partly thanks to the very good performance of Jacob's Creek and Havana Club, with a 32% increase in volume in Germany.

Spain and Italy are generally progressing but with contrasted results depending on the brands. The Jameson brand was launched on the Spanish market in 2000. It has produced remarkable growth and exceeded the symbolic threshold of one million litres sold in 2004.

Ireland and Poland were two difficult markets in 2004. Ireland continued to suffer from the increase of 42% in duties on spirits applied in December 2002, while in Poland strong competition in the vodka segment affected the performances of local brands in the domestic market. On the other hand, imported brands such as Chivas Regal, Jacob's Creek or the Scotch whisky, Passport, produced double-digit increases in the Polish market.

Overall, Eastern Europe saw a strong development of international brands. These countries confirmed their role as growth areas for the Group. The enlargement of the European Union, with the disappearance of customs barriers, facilitates the commercial deployment of the Pernod Ricard Group in this region.

Stability in France

In a difficult environment, organic growth in sales of the Group amounted to 0.4% in 2004. With organic growth of 0.6%, the last quarter of the year seemed to confirm this trend.

The general decline in anis-based spirits of the Group was less pronounced for Ricard, the market leader, which produced a slightly better performance than the category (–5% in volume), and Pastis 51 (–9%). The decline in consumption in "cafés, hotels and restaurants", following the tightening of the regulations concerning drinking and driving, continues to affect this category which is particularly strong in this channel.

To improve the image of anis-based spirits and encourage new ways of drinking them, the Pernod Ricard Group changed the labelling of its brands and launched new products in 2004. The Ricard premix "Ricard bouteille", launched in 2003, has been available in supermarkets since June 2004. Pastis 51 Citron and Djangoa (anis-based liqueur with chocolate flavour) were launched during the year on the French market.

To capitalise on the reputation of the Suze brand, the famous aperitif produced from gentian roots, the Group also launched a new cherry and ginger flavoured product called Gloss de Suze.

The other categories had a good year. Brands in whisky (Chivas Regal, Clan Campbell and Aberlour), rum (Havana Club) and vodka (Wyborowa, Zubrowka) developed strongly and offset the decline in anis-based spirits.

5.4.1.3    Production volume during the last three fiscal years

The Pernod Ricard Group has 64 significant industrial sites in the world dedicated to the production and distribution of Wine & Spirits products. The Group possesses 44 plants throughout Europe, including 10 in France, 3 in North America, 6 in South America and 11 in the Asia Pacific region.

In Europe, the breakdown of the sites is as follows:

•
Expanded European Union (39 sites):

—
Scotland: 16 sites;
—
France 10 sites;
—
Ireland: 3 sites;
—
Spain: 3 sites;
—
Poland: 2 sites;
—
Czech Republic: 2 sites;
—
Portugal: 1 site;
—
Greece: 1 site;
—
Italy: 1 site;

•
Armenia: 4 sites; and

•
Georgia: 1 site.

Annual production at the Group sites for the Wine & Spirits business was approximately 676 million litres equivalent, with the following breakdown:

Breakdown of 2004 Wine & Spirits volumes produced by major region

5.4.1.4    Breakdown of net sales for the last 3 fiscal years by type of activity and by geographic market (amount and percentage of export sales)

The breakdown of net sales for the last 3 fiscal years is shown in the table in paragraph 5.4.1.2 (g).

5.4.1.5    Location of the principal establishments

The information concerning the principal establishments is shown in paragraph 5.4.1.1 (b).

5.4.2    Summarised information about patents, licences, procurement contracts or new manufacturing processes if these factors are of significance for the Pernod Ricard Group

The Group is not significantly technically or commercially dependent on other companies, customers or suppliers, is not subject to any special confidentiality restrictions and has sufficient assets to operate its business.

5.4.2.1    Customers

By nature, the profile of Pernod Ricard's subsidiaries' customers is particularly fragmented, since sales are made through three different channels:

•
major retailers;

•
wholesalers; and

•
the CHR (cafés, hotels and restaurants) network.

Depending on the market, the breakdown of sales between these different channels may be different. In France, major retailers account for the majority of sales while in the United States all sales are made through wholesalers.

The main customers in each of these channels are usually different from one country to another.

For these reasons, the ten largest Group customers do not represent more than 15% of consolidated sales.

5.4.2.2    Suppliers

The main purchases of the Group are glass and packaging (caps, cartons, boxes etc.).

In 2004, the following were the five largest suppliers of the Pernod Ricard Group: Owens-Illinois (glass-producing group), Field Packaging (cardboard packaging), Rockware Glass (glass-producing group), Guala (cap-making group) and Saint Gobain Emballage (glass-making group). In 2004, these groups accounted for € 154 million of Pernod Ricard Group supplies, or 13% of the "cost of goods sold" account in the Group consolidated income statement.

5.4.3    The average workforce and any material development over the last three fiscal years, (breakdown by branch of activities and by function, social record: existence, advertising and distribution)

The social information presented in application of article L. 225-102-1 of the Commercial Code ("New Economic Regulations information") is given for the entire Group which represents 74 companies on the 5 continents; each subsidiary forwards consolidated social data to the Holding Company which verifies the cogency of the figures and makes sure of a common international definition as close as possible to the definitions of French social legislation.

The social information for Pernod Ricard South Africa (136 staff based in South Africa at December 31, 2004) has been based historically in the "Europe excluding France" zone due to its affiliation with the company Irish Distillers.

5.4.3.1    Employment policy of the Pernod Ricard Group

In 2004, the Pernod Ricard Group continued its policy of human resources management applied by its 74 subsidiaries and characterized by giving more responsibility to its local structures for management.

(a)   Workforce

(i)    Distribution and development of the workforce by geographical zone

At December 31, 2004 the Pernod Ricard Group workforce stood at 12,130 employees under CDI (permanent employment contracts) and CDD (fixed term employment contracts), a slight decrease of 1% compared with the previous year. The workforce dropped, notably in France and in United States, and was up significantly in Asia, Oceania and South America. Two activities in non-alcoholic beverages were sold in France during the last quarter of 2004, resulting in the transfer of 107 employees.

Over the last five years, the share of the workforce working outside France has increased regularly. At December 31, 2004, it represented 77% of the Group's employees.

(ii)   Breakdown and development of workforce by activity

Changes in the workforce between 2003 and 2004 reflected an increase in sales staff and reduction in production staff, as shown in the table below:

Workforce at December 31, 2004 by activity:

	2004	2003
Production	4,140	4,407
Distribution & logistics	890	852
Commercial	3,825	3,762
Registered office and others	3,275	3,233

Total	12,130	12,254

Breakdown of workforce by type of contract

	France	Europe (excluding France)	Americas	Asia Pacific	Total
Permanent	2,739	4,333	2,373	1,954	11,399
Fixed-term	78	276	56	321	731

Total	2,817	4,609	2,429	2,275	12,130

The high number of fixed-term contracts in the Asia Pacific region can be mainly explained by the seasonal work at Orlando Wyndham in Australia.

(iii)  Development of workforce by professional category

(b)   Arrivals and departures of employees

(i)    Arrivals

Overall, recruitment declined by 8% in 2004 compared with the previous year with a sharp decline in France and in the Americas region, partly offset by a sharp increase in Europe (excluding France) and the Asia Pacific region.

Recruitments (FTEs) per geography

(*)
Excluding intra-Group transfers.

(ii)   Departures (permanent contracts)

Departures of permanent contract employees by reason(*)

	France	Europe excluding France	Americas	Asia Pacific	Total
Resignations	50	286	89	225	650
Economic redundancies	34	147	40	23	244
Other redundancies	86	66	109	21	282
Retirements	79	31	17	4	131
Death	3	3	3	1	10

Total	252	533	258	274	1,317

(*)
Excluding intra-Group transfers.

The 1,317 departures of employees on permanent contract in 2004 were greater in number than recruitments, particularly in France and in the United States, due to gains in productivity.

(iii)  Information relative to workforce reduction plans:

—
Within the scope of Martell & Co's Job Protection Plan validated in 2003, 13 positions were terminated in 2004, 9 of which involved employees taking early retirement. At the end of December 2004, only 3 persons were still accompanied by an outplacement office.

—
Following the 42% increase in taxes on spirits in Ireland at the end of 2002 and loss of a large subcontracting contract, the Irish Distillers factory in Cork had to be closed down, resulting in the termination of 28 positions (with accompaniment to search for employment or departures for early retirement).

—
In the United States, a workforce reduction plan at the factory in Indiana resulted in the termination of 31 positions; proposals on outplacement were received for 16 employees, and there were 9 early retirements.

(c)   Gender equality

Women in the workforce now represent one-third of the total workforce of the Group.

Percentage of women in the Group's workforce at December 31

	2002	2003	2004
Workers	24%	23%	23%
Office staff	56%	58%	58%
Supervisors	23%	24%	26%
Executives	19%	20%	20%

Total	32%	33%	33%

The Pernod Ricard Group has a policy of professional equality on hiring as well as in the development of careers.

Development of recruitments of women on permanent contracts

	Workers	Office staff	Supervisors	Executives	Total
2002	22%	51%	21%	25%	33%
2003	15%	53%	25%	26%	35%
2004	13%	44%	35%	30%	34%

The proportion of women executives recruited on permanent contracts was up significantly in 2004.

(d)   Professional equality

Together with 40 other large private and public French companies, the Group has signed the Charter for Diversity with the aim of proactively encouraging access to the employment and social promotion of citizens coming from immigrant or disadvantaged neighbourhoods. This procedure reflects the desire to promote the diversity of French society in companies.

(e)   Employment of workers with special needs in France

At December 31, 2004, the French companies of the Group employed 96 workers with special needs.

(f)    Temporary and sub-contracted personnel

Number of temporary staff in 2004—in annual full-time equivalents (FTE)

Number of temporary staff (FTE)
France	112
Europe (excluding France)	264
Americas	124
Asia Pacific	6

Total	506

The companies of the Group resort to temporary personnel intermittently during periods of increased work loads. The high number of temporary personnel in Europe can be attributed to Chivas Brothers, whose sales volumes increased significantly during the period.

Marginal recourse to sub-contracted personnel

Sub-contracted personnel is marginal in the company's business and is used only occasionally and for limited periods.

5.4.3.2    Pernod Ricard Group training policy

(a)   Employee training programme

Workforce training is an important aspect of the Group's strategy in order to ensure the development of workforce skills and preparation for career development. Training is provided locally by each subsidiary or at Group level by the Pernod Ricard Training Centre, located in the Paris area. During 2004, the Training Centre welcomed more than 350 managers from around the world.

(i)    Employee training programme

Number of employees benefiting from training

	2004	% of average workforce 2004
France	1,735	60%
Europe (excluding France)	2,524	54%
Americas	1,644	64%
Asia Pacific	1,887	86%

Total	7,790	63%

Nearly two-thirds of Group employees benefited from training in 2004.

Expenditures for training as percentage of the payroll

	2004	2003
France	2.3%	2.9%
Europe (excluding France)	2.8%	1.9%
Americas	2.0%	0.8%
Asia Pacific	1.7%	1.5%

Total	2.3%	1.9%

Significant progress in the investment in training/payroll ratio, particularly outside France.

Average number of hours of training per employee

	France		Europe (excl. France)		Americas		Asia Pacific		Group average
	M	W	M	W	M	W	M	W	M	W
2003	10.0	13.9	8.8	15.4	14.3	14.2	18.1	21.5	11.9	15.9
2004	10.8	12.8	11.4	16.1	15.3	14.0	23.8	16.3	14.8	15.0

(ii)   Relations with educational establishments

We maintain regular relations with the French Grandes Ecoles and with universities throughout the world. For example, Pernod Ricard is a member of the Hautes Etudes Commerciales Foundation in France.

(b)   Employee development

Internal mobility of managers

Managers of the companies of the Group are assessed internally in each subsidiary, as well as by the Holding Company, by means of individual interviews which make it possible to define plans for individual development.

Internal mobility of managers

	Hiring of managers from other companies of the Group in 2004	% of average workforce in 2004
France	21	2.8%
Europe (excl. France)	8	1.4%
Americas	1	0.4%
Asia Pacific	10	3.9%

Managers' careers are carried out either within their company of origin or with other companies of the Group when the manager is mobile internationally. There were thus 40 intra-Group transfers in 2004.

5.4.3.3    Pernod Ricard Group policy on managing working conditions

(a)   Organisation of working time

(i)    Working hours

Comparison of average working hours by region:

Annual average working hours in 2004

France	1,511
Europe excluding France	1,818
Americas	1,884
Asia Pacific	2,033
Group average	1,798

(ii)   Overtime

The Pernod Ricard Group has limited recourse to overtime, particularly in France due to agreements on the adjustment of working hours.

Overtime by geographical zone

Overtime/working hours in 2004
France	0.1%
Europe (excluding France)	2.1%
Americas	5.3%
Asia Pacific	3.4%

Total	2.6%

(iii)  Part-time employees

285 employees have chosen to work part-time in the Group.

Number of part-time employees (at 31 December 2004)

	Workers		Office staff		Supervisors		Managers		Total
	Number	PTE	Number	PTE	Number	PTE	Number	PTE	Number	PTE
2004	70	41.0	151	85.2	37	27.1	27	17.0	285	170.3

(b)   Health and safety

(i)    Hygiene and safety conditions

Preventative efforts are made in order to avoid industrial accidents, mainly in exposed industrial sites.

Frequency of labour accidents

The frequency rate is the number of industrial accidents with sick leave per 1 million hours worked. It was 14.29 in 2004 compared with 13.6 in 2003.

Seriousness ratio of labour accidents

The rate of seriousness is the average number of days of sick leave following an industrial accident per 1,000 hours worked. It was 0.37 in 2004 compared with 0.395 in 2003.

(ii)   Absenteeism

The absenteeism rate improved between 2003 and 2004, from 3.8% to 3.4%. Illness remains the main cause of absenteeism as shown in the table below:

Breakdown on absenteeism and its causes for the entire Group

Cause of absenteeism (in days)	Illness	Maternity	Industrial accidents	Accidents during travel	Others	Total in days	Rate of absenteeism
France	24,267	1,620	2,398	524	2,040	30,848	5.4
Europe (excluding France)	25,354	10,290	771	ND	1,086	37,501	3.6
Americas	10,091	681	2,374	ND	370	13,515	2.2
Asia Pacific	6,303	3,529	2,600	ND	617	13,049	2.3

Total/Average	66,014	16,119	8,143	ND	4,113	94,913	3.4

Rate of absenteeism: number of working days absent / (average annual effective number of working days *average annual workforce)* 100

(c)   Territorial impact of activities in the area of employment

Due to the specific nature of the products (whisky, cognac, etc.) and of the brands attached to their region, the production of beverages is not subcontracted outside the countries of origin.

5.4.3.4    Pernod Ricard Group policy on remuneration and recognition

(a)   Remuneration

In the area of remuneration, the policy is decentralised at the level of the subsidiaries, in order to take into account the conditions and specificities of local markets.

At the level of the Holding Company, the Division of Human Resources coordinates these policies and ensures the cogency of remunerations in relation to average local remunerations.

(b)   Incentive scheme and profit sharing

In 2004, 4,897 employees of the Group benefited in 2004 from a profit sharing scheme for a cumulative amount of € 44 million, of which € 17 million in France. The latter amount is split into € 9 million for the incentive scheme and € 8 million for the profit-sharing scheme.

(c)   Charitable and cultural contributions

Charitable and cultural contributions are made for employees and their families and reached € 4.7 million in 2004. This amount was broken down as follows by geographic area:

2004
(in K€)
France	3,195
Europe (excluding France)	426
Americas	659
Asia Pacific	450

Total	4,730

5.4.3.5    Pernod Ricard Group policy on social dialogue

(a)   Professional relations

The Pernod Ricard European Works Committee is a specific body for dialogue and information which represents all of the countries of the European Union, enlarged in May 2004.

At the French level, the Works Committee of the Pernod Ricard Group represents the employees of all subsidiaries.

It is to be stressed that the Pernod Ricard Group has always favoured a constructive and responsible social dialogue with the representatives of its employees.

Each subsidiary sets up the representative bodies stipulated by local provisions and ensures that the discussions between labour and management progress smoothly.

(b)   Employees of the Group benefiting from personnel representation

	France	Europe (excluding France)	Americas	Asia Pacific	TOTAL
Total	2,829	2,852	1,645	1,240	8,566
In % of the average workforce	98%	61%	64%	56%	70%

5.4.4    Investment policy

The subsidiaries of the Group prepare their investment plan by taking into account the projected changes in volumes, objectives on improvement in productivity and the QSE (Quality, Safety, Environment) policies determined by the Group Industrial Department.

In 2004, the Group's investments reached 111 million euros, or 3.1% of the consolidated sales. This amount includes large investments made in Ireland (multi-year plan in response to growth of the Jameson brand) in France for reorganising the Martell industrial infrastructure as well as in countries such as the United States and Australia for improvements in productivity. Also to be noted is the setting up in all of the subsidiaries of the Group of a down-stream infrastructure for traceability.

Group investments in the area of Wine and Spirits are broken down as follows for each sector of business and geographical zone:

Wine and spirits France	23%
Wine and spirits Europe	45%
Wine and spirits Americas	12%
Wine and spirits Asia/Rest of the world	20%
Other Businesses	0%

The most important projects for 2005 are completion of the restructuring of the Martell industrial tool, construction of ageing cellars for brands experiencing strong growth (Jameson, Wild Turkey) and restructuring in Scotland following the closing of a bottling site.

Research and development

In 2004, Pernod Ricard devoted € 10 million to research and development (or 0.3% of its consolidated sales figure).

In relation with the R&D units of the subsidiaries that are Brand Owners (around 60 persons throughout the world), the 60 persons working at Pernod Ricard Research Centre located in Créteil, provide the know-how in optimising industrial processes as well as in the creation of new products and new packaging. The strengthening of collaboration with public research provides the various laboratories with synergies for the development of competitiveness, particularly in the areas of modelling processes and in changes in consumers' tastes and preferences.

5.4.5    Risks and litigation

5.4.5.1    Market risks (rate, exchange, shares, credit)

Review and management of exchange risks, rate risks and liquidity risks are handled by the Financing and Cash Management Department where seven persons are employed. This division, attached to the Group's Finance division, manages all financial exposures and prepares a monthly reporting for General Management using a centralised data base. All financial instruments that are used cover existing and projected transactions as well as investments. They are contracted with a limited number of counterparties with top ratings from a specialised agency.

(a)   Liquidity risks, rate risks, exchange risks

All of these subjects are detailed in notes 1.21, 13 and 15 of the chapter devoted to consolidated financial statements.

(b)   Risk on shares

Following the transfer of Société Générale shares that took place during 2003, no significant risk remains with the exception of the risk bearing on the Pernod Ricard treasury stock held by the Group, a breakdown of which is given in note 17 of the appendix to the consolidated financial statements.

5.4.5.2    Legal risks (specific regulations, disputes, etc.)

Aside from the disputes linked to the Company's current and/or insignificant businesses, the following disputes are to be pointed out:

(a)   Disputes bearing on brands held

(i)    Havana Club

The Havana Club brand, of which the Pernod Ricard Group is the joint owner worldwide together with a Cuban public company, is currently being sued by a competitor of the Group in the United States and in Spain.

In the United States, this competitor referred the matter to the United States Office of Industrial Property in order for ownership of the brand concerned to be cancelled. On January 29, 2004, the United States Office of Industrial Property rejected this action, thus acknowledging the validity of the Havana Club brand. As this decision was appealed, a procedure is now pending before the Federal Court of the District of Columbia.

Furthermore, the rights relating to the Havana Club brand in the United States remain highly limited, since a law prohibits all action for infringement of patent. As this law has been condemned by the World Trade Organisation (WTO), the United States has a fixed time period, up to June 30, 2005, to conform its legislation to the decision of the WTO.

At the same time, a court action in Spain relating to ownership of the brand has been underway since 1999, and a decision could be handed down within a year.

(ii)   Becherovka

There have been several attempts at usurpation and infringement of the patent of this brand in the Czech Republic, Slovakia and Russia. Numerous actions before the civil and criminal jurisdictions of these countries have been engaged in order to confirm the Group's property rights on the Becherovka brand and to have the said infringements of patent sanctioned.

(iii)  Champomy

During 2001, the National Institute of Labels of Origin and the Committee of Wines of Champagne served a writ on Pernod Ricard and its subsidiaries to appear before the Courts of Paris in order to request nullity of the Champomy brands on the grounds that they constitute a violation of the Champagne label of origin. Since then, these brands have been transferred to the Cadbury Schweppes group. However, Pernod Ricard has guaranteed to the buyer the validity of these brands and certain contractual liabilities may be triggered in the event the Champomy brands should be cancelled.

(iv)  Blender's Pride

Seagram India Private Ltd was served a writ in January 2005 to appear before the Court of Jalandhar (Punjab, India) by an Indian company claiming to be the owner of the "Blender's Pride" brand. Aside from preventing Seagram India from exploiting the "Blender's Pride", the purpose of the claim is to be awarded damages and restitution of profits generated by marketing of this brand since 1995. Austin Nichols & Co Inc, owners of the "Blender's Pride" brand, and Seagram India, its Indian licensee, have referred separate claims to the New Delhi High Court of Justice for the purpose of obtaining cancellation of the brand of their competitor and prevention from exploiting the brand in India.

(b)   Commercial disputes

Claim by the Republic of Colombia against Pernod Ricard, Seagram and Diageo

The Republic of Colombia as well as several Columbian regional departments lodged a complaint in October 2004 before the Eastern District of New York against Pernod Ricard, Pernod Ricard USA LLC, Diageo PLC, Diageo North America Inc., Guinness UDV North America Inc., Heublein Inc., United Distillers Manufacturing Inc., IDV North America Inc. and Seagram Export Sales Company Inc.

The plaintiffs claim that these companies have committed an act of unfair competition against the Columbian government (which holds a constitutional monopoly on the production and distribution of alcoholic beverages) through illegal circuits of distribution and by receiving payments from companies involved in money laundering.

Pernod Ricard contests and is defending itself against all of these allegations as well as the jurisdictional competence of the American courts in relation to this case.

(c)   Regulatory aspects

The activity of developing and marketing the Group's alcoholic beverages comes within the specific legislative and regulatory frameworks that change from country to country.

Aware of the difficulties with regard to the social aspects of alcohol, the Group has always sought to play a leading role in this matter. Member and founder of Enterprise and Prevention in France and of the Amsterdam Group at the European level, an active member, among others, of the Portman Group in the United Kingdom and of MEAS in Ireland as well as of the Century Council in the United States, the Pernod Ricard Group has undertaken to develop and finance concrete actions in the field in order to fight against excessive consumption of alcohol or consumptions with a risk and to promote a responsible policy in the area of commercial advertising. Furthermore, the Group also supports the recommendations of the World Health Organisation (WHO) on the consumption of alcohol. On this point, the Pernod Ricard Group does not hesitate to go beyond the rules of professional self discipline or the regulations in force. It is thus that the Group refrains throughout the world from sponsoring any automobile or motor sport with its brands of alcoholic beverages.

The Group and its French subsidiaries have also concluded a Partnership Charter with the Interministerial Delegation for Road Safety on the theme "The driver must not drink", involving, in particular, driving while sober and the reduction in road accident risks within the Group. The positive results in the application of this Charter have been welcomed by the public authorities and are closely monitored within the Group.

Furthermore in France, the Group is at the origin of the creation of the Institute for Research and Studies on Beverages, which finances independent researchers in the biomedical sector and in the human sciences in order to gain a better understanding of the causes of alcoholism. The Institute's scientific expertise in these areas is considered authoritative.

To the knowledge of the company, there are no (other) disputes or exceptional events capable of having a significant impact on the Group's assets and financial situation.

5.4.5.3    Industrial risks and environment

The Group's policy on the management of risks is aimed as a matter of priority at:

—
managing industrial processes in order to provide Group customers with products that are of an irreproachable quality;

—
reducing as much as possible the risks of fire and explosion linked to the inflammable nature of the products and their consequences both on the environment and on the industrial infrastructure.

To this end, each subsidiary progressively sets up an integrated QSE (Quality, Safety, and Environment) management system certified on the basis of the recognised international standards (ISO 9001, OHSAS 18001, ISO 14001). These systems are further based on training the teams at all levels and at making them more aware. As at December 31, 2004, more than 60% of the sites were certified ISO 9001 and 22% were certified ISO 14001.

Moreover, a Central QSE Department coordinates this system, helps the subsidiaries set them up and verifies their effectiveness through audits using a system of common indicators. Mastery over the fire risk and its consequences, developed in partnership with the insurance companies, is coordinated at Group level by a Risk Manager.

A programme of cross audits bearing on management systems and on control over major risks was initiated at the end of 2004. Twenty-three sites are to be audited in 2005.

The action plans currently under way integrate the following:

—
actions for prevention and sensitisation;

—
investments for confinement, retention and sprinkling aimed at limiting the domino effect should there be an incident;

—
development of plans of response in urgent situations;

—
setting up of plans for safekeeping based on redundancy of production tools.

In order to mark its commitment over the long term with regard to respecting human rights and the environment, in August 2003, the Pernod Ricard Group joined the international charter of the Global Compact set up by Kofi Annan, Secretary General of the United Nations Organisation.

Also, the Pernod Ricard Group is evaluated in application of the Social Responsibility of Companies criteria of VIGEO, EIRIS (Footsie4Good) and StockandStake (Ethibel). These criteria cover ethical, social, societal and environmental aspects.

Classified SEVESO sites

The Pernod Ricard Group owns five installations classified "high threshold" SEVESO in Europe: one site in the Republic of Ireland and four sites in Scotland.

These sites are classified "high threshold" due to the volumes of alcohol stored on the sites (volumes of more than 50,000 tonnes). This alcohol (ageing whisky) is stored mainly in oaks casks with a capacity varying from 200 to 500 litres.

The risk is essentially linked to the inflammable nature of the alcohol; the risk of a major explosion is low thanks to storage of the whisky in low quantities.

All of the Group's sites are in conformity with the requirements of the European Directive for the sites classified SEVESO.

Furthermore, the Pernod Ricard Group has set up additional measures for preventing risks and minimising the consequences thereof in case of accidents:

—
internal rescue plan;

—
system for managing the environment and safety;

—
sites fully protected by sprinklers fire hydrants;

—
electrical anti-deflagration equipment;

—
fire permit system.

(a)   Environment—Sustainable Development

The Group's policy on the environment forms a part of the Pernod Ricard "Quality—Safety—Environment" policy implemented in each subsidiary under the control of the Quality Safety Environment Division attached to the Group's Industrial Division. This policy is based on the setting up of certified management systems.

A charter on sustainable development, currently being worked out, is expected to be complete by the end of 2005.

A Quality—Safety—Environment report is submitted once a year to the directors of the Group. It consolidates all information provided by the subsidiaries of the Group, particularly the common indicators on performance. Furthermore, by virtue of the principle of transparency, each of the subsidiaries is required to report any problem to the Holding Company without delay. As a result of their variable remuneration, the directors of each subsidiary are personally involved in this process.

The scope of activities presented in paragraphs b) and c) below extends to the expanded European Union which, with 350 million litres produced, accounts for 52% of the Group's industrial activity worldwide. It includes 39 industrial sites devoted to the activity in Wine & Spirits business, to the exclusion of subcontracted logistical activities and transport.

(b)   Management of natural resources

No significant change took place in the nature or distribution of natural resources in the enlarged European Union between 2003 and 2004.

(i)    Consumption of water and energy

The principal consumptions of water and energy are linked to the activities of distillation of brandies. As in 2003, energy needs are covered mainly by the combustion of natural gas (82% of needs), the remainder being provided by the consumption of electricity. This distribution of sources of energy makes it possible to optimise energy yields.

The increase in unit consumptions of fuel and gas over 2003 is due to an increase of around 10% in the volumes distilled, even though the volumes of finished products in Europe remain stable.

Consumption			Or for 1,000 litres of finished products
Water consumption	1,869,196	m3	5.34 m3 water
Electrical consumption	56,352	MWh	0.16 MWh electricity
Consumption of natural gas	291,378	MWh	0.83 MWh natural gas
Fuel consumption	65,138	MWh	0.19 MWh fuel
Purchase of indirect energy (steam-hot water)(1)	29,684	MWh

(1)
Concerns 3 sites in Poland and in the Czech Republic.

(ii)   Consumption of raw materials

All raw materials used in the production process are not rare, and they are renewable.

(c)   Impact of the activities on the environment

In the current state of knowledge at Pernod Ricard, the various activities do not generate significant discharges into the water or air of toxic metals, radioactive, carcinogenic, mutagenic substances or substances that are harmful for reproduction.

Waste and effluents			Or for 1,000 litres of finished products
Discharges of CO2 linked to combustions	77,433	tons	0.22 tons of CO2
Discharges of CO2 linked to fermentations	30,416	tons	0.09 tons of CO2
Clean waters towards the natural environment	511,561	m3	1.46 m3 of clean water
External treatment of sewage	372,048	m3	1.06 m3 sewage
Valorised organic waste	191,490	tons	0.55 tons valorised
Organic waste treated externally	9,573	tons	27 kg treated
Recycled solid waste	6,632	tons	19 kg recycled
Solid waste treated externally	2,785	tons	8 kg treated
Dangerous waste treated externally	101	tons	0.3 kg treated
Waste from deconstruction treated externally(1)	136	tons

(1)
Not linked to production.

(i)    Discharges into the soil

The only significant risks that have been identified are accidental fuel leaks into pipes and buried storages in a limited number of sites. The planned elimination of these storages is underway.

(ii)   Management of water

Our water discharges are constituted for the most part of cooling water which requires no treatment before being returned to the natural environment.

(iii)  Discharges into the air

The large amount of natural gas in the energies employed make it possible to limit discharges of greenhouse effect gases, particularly of carbon dioxide. Furthermore, discharges of CO2 linked to fermentation processes remain insignificant.

(iv)  Sound and odour pollution

Sound and odour pollution are insignificant and come well within the regulatory thresholds.

(v)   Recycling of wast

In 2004, the rates of recycling came to:

—
95% for organic waste; and

—
70% for solid waste.

Non-recycled tonnages are treated externally.

(d)   Sustainable development and the Group's QSE policy

(i)    Procedures for evaluating or certifying companies in the area of the environment

Since 2000, the Pernod Ricard Group has been engaged in a proactive policy for certifying its industrial sites in accordance with the acknowledged international standards, particularly the ISO 14001 standard for respect of the environment.

Out of 64 sites (total number of significant industrial sites of the Group in the world), 15 are certified and 7 are in the process of obtaining the ISO 14001 certification. For the other sites, an analysis of environmental impacts has been carried out, and a system of environmental management is in the process of being set up.

(ii)   Measures taken in order to ensure conformity of the activity

Each subsidiary is monitored in order to maintain regulatory conformity by taking account of the local legal requirements. In particular, authorisations for exploitation are subject to periodic updating in order to take account of technical and regulatory developments.

(iii)  Expenditures incurred

For 2004, expenditures incurred for the purpose of reducing risks and preventing the harmful consequences of the activity for the environment reached € 4.9 million.

(iv)  Management of the environment

The Group has a Central QSE Division for the purpose of distributing, promoting and controlling the integrated policy on risk management. Moreover, it provides distribution of the best practices and assists the subsidiaries in their initiatives for ongoing improvement. Each year, the Group organises specific QSE and "control over risks" sessions at its Training Centre. These training sessions are intended for subsidiaries throughout the world, a process completed by a plan for increasing employee awareness and internal training.

(v)   Prevention, provisions and guarantees for environmental risks

The principal risk identified within the Group's industrial activities is the fire-explosion risk. In collaboration with the insurers, a policy aimed at improving fire safety has been set up, resulting in the strengthening of measures of confinement and retention that make it possible to limit the impact of a possible accident on the environment.

In spite of the absence of disputes underway, provisions in the amount of € 33.7 million have been set up for putting industrial sites into conformity. In the area of prevention, the Group has taken out insurance on most environmental risks linked to its activities.

(vi)  Indemnities, compensation for damage caused

Nothing for fiscal year 2004.

(vii) Involvement of the subsidiaries abroad

The Group's QSE policy applies to all subsidiaries worldwide:

—
all of them have had common indicators since 2003; and

—
subsidiaries are urged to set up a procedure for obtaining the ISO 14001 certification on systems for management of the environment (already completed in Australia, Brazil and India; underway in Argentina).

5.4.5.4    Insurance

For Pernod Ricard, recourse to insurance is a solution of financial transfer of the major risks faced by the Group. This transfer is accompanied by a policy of prevention for the purpose of maximum reduction of unknown factors. Pernod Ricard devotes great care to evaluating its risks in order to adjust as well as possible the level of coverage of risks incurred.

The Group benefits from two types of coverage: on the one hand, Group insurance plans, and on the other, policies that are taken out locally. The programmes at Group level are followed up by an insurance manager who coordinates the policy on insurance and management of risks and by a person in charge of follow-up on the prevention of risks.

(a)   Insurance policies

In order to cover the principal risks, Pernod Ricard has set up international insurance programmes in which all of the Group's subsidiaries take part, barring exceptions due to regulatory constraints inherent in the country or due to more attractive conditions offered by the local market. These programmes gather together the following coverage:

—
damage to property and subsequent operating losses;

—
civil liability on operation/products;

—
civil liability of company managers;

—
costs and losses for the Group resulting from accidental and/or criminal contamination;

—
damage during transport (and warehousing); and

—
credit insurance for coverage of customer receivables.

A number of subsidiaries have taken out additional insurance policies for the purpose of meeting specific needs (e.g. vineyard insurance in Argentina and in Australia, coverage of automobile fleets, etc.).

(b)   Coverage 2004

Type of insurance	Guarantees and ceilings of the principal policies taken out(1)
Damage to property and operating losses	Guarantees: Comprehensive coverage (except for exclusions).
Basis of compensation:
—value new for moveable property and real estate property;
—cost price or price of sale according to the products and to their time of aging for stocks;
—operating loss with a period of compensation going from 12 to 24 months, according to the companies.
Limit on compensation:
General limit of €300 million on 9 sites and €100 million on the others.
Furthermore, an insurance captive pays for claims up to the limit of €0.8 million per claim with a maximum commitment of €3 million per annum.
General civil liability (exploitation and products)
Comprehensive coverage (barring exclusions) for damage caused to third parties up to the limit of €75 million per annum of insurance. Costs of withdrawal and operating losses linked to an accidental or criminal contamination are subject to a specific maximum compensation of €6 million.

Product contamination
A guarantee was signed by the Group on January 1, 2004 in order to increase the amount insured by the civil liability policy for this type of event. Additional coverage of € 10 million for accidental contamination and € 40 million for criminal contamination.
Civil liability on managers	Coverage up to the amount of € 65 million.
Transport	Coverage between € 1 and € 5 million according to the company.
Credit	Guarantee of € 30 million taken out by the Group on January 1, 2004, mainly for the subsidiaries of Pernod Ricard Europe.

(1)
The figures indicated are the principal limits. The various contracts include specific limits for certain guarantees.

Change in the insurance budgets (Group programmes net of collective insurance)

Premiums net of taxes and compulsory additional premiums	2004	2003	2002
	(In € millions)
Group programmes net of collective insurance	10.7	10.5	12.2

Most programmes underwent significant decreases in 2004. The apparent increase results from new credit programmes and additional contamination coverage for around € 1.4 million.

Capacity of the Group to cover its civil liability with regard to products and persons due to operation of its installations

The Group's civil liability programme offers a global capacity of €75 million per claim and per year of insurance for all bodily injury, material damage and consequential damage that the companies of the Group might cause to third parties. Global coverage also includes a section for coverage of accidental damage to the environment up to €22.5 million (limited to €7.6 million for the North American companies).

Means foreseen by the Group in order to ensure management of the compensation of victims in the event of technological accidents engaging its liability

In the event of a technological accident engaging Pernod Ricard's liability or that of a company of the Group, the company and/or the Group will rely on the brokers and insurers which will set up a crisis cell associating all the necessary services. All of these groups have the experience and means required for managing exceptional situations.

5.4.6    Certain significant contracts

Since these documents are described in the Scheme Circular that shall be provided to the Allied Domecq shareholders pursuant to UK legislation, it has been decided to include this description in this document to provide equivalent information.

(i)
Description of the OCEANE convertible bonds

In February 2002, Pernod Ricard issued bonds convertible into and/or exchangeable for new or existing shares (OCEANE) under the conditions described below.

The total number of OCEANE convertible bonds issued was 4,567,757 representing a nominal value of € 488,749,999, or a nominal value per OCEANE convertible bond of € 107. The OCEANE convertible bonds were issued at par and fully paid up on the date of payment-delivery.

The OCEANE convertible bonds bear interest at the rate of 2.50% per annum, or € 2.675 per OCEANE convertible bond, payable on January 1 of each year. The repayment of the OCEANE convertible bonds shall take place fully on January 1, 2008 at the price of € 119.95 per OCEANE convertible bond (representing about 112.10% of the nominal value of the OCEANE convertible bonds). Early repayment is possible at any time at the initiative of the issuer (i) by means of buyback on the market or over the counter or by a public offer or (ii) at an early repayment price which guarantees conditions to the initial subscriber equivalent to those which would have been obtained on the maturity date in the event where at least 10% of the OCEANE convertible bonds should be outstanding. The holders of OCEANE convertible bonds may request the conversion or the exchange of their OCEANE convertible bonds into Pernod Ricard shares on the basis of a parity of € 1.25 shares per OCEANE convertible bond at any time from February 2002 to the seventh trading day prior to the date fixed for the repayment of the OCEANE convertible bonds.

The issue of the OCEANE convertible bonds is subject to the usual provisions as regards default (such as, notably, a default in making any payment due concerning the OCEANE convertible bonds, a default by Pernod Ricard or one of its significant subsidiaries in paying any amount in excess of € 10 million due for any liability, the insolvency of Pernod Ricard or any one of its significant subsidiaries), the occurrence of which would authorise the majority of the OCEANE convertible bond holders to request the early repayment of the OCEANE convertible bonds.

The OCEANE convertible bonds rank pari passu with all the unsecured existing and future liabilities of Pernod Ricard. For this purpose, the contract for the issuing of the OCEANE convertible bonds stipulates certain commitments by Pernod Ricard forbidding, in particular, the Company to grant guarantees to the holders of bonds or other existing or future debt securities without having previously granted equivalent right to the holders of the OCEANE convertible bonds.

(ii)
Multi-currency syndicated Revolving Credit for a total of € 1,400,000,000

A multi-currency syndicated Revolving Credit contract was concluded on July 28, 2004 between Pernod Ricard, Etablissement Vinicoles Champenois S.A., Chivas Regal (Holdings) Ltd and Austin Nichols and Co Inc. as borrowers and (b) Calyon as Agent, BNP Paribas, Calyon, JPMorgan PLC and Société Générale as Arrangers and BNP Paribas, Calyon, JPMorgan Chase Bank (Paris), SG CIB, ABN Amro Bank N.V., Bank of America N.A., the Governor and the Company of the Bank of Ireland, Barclays Bank Plc, Banco Bilboa Viscaya Argentaria SA, La Caisse Régionale de Crédit Agricole Mutuel de Paris et l'Ile de France, CDC Finance—CDC Ixis, Crédit Mutuel—CIC, Citibank International plc, Deutsche Bank AG (Paris), Fortis Bank France, ING Bank (France) SA, Mediobanca S.p.A., Natexis Banques Populaires, the Royal Bank of Scotland plc (Paris), Sumitomo Mitsui Banking Corporation Europe Ltd, the Bank of Tokyo—Mitsubishi Ltd, Credit Suisse First Boston International and Dresdner Bank Luxembourg S.A. as Lenders.

The contract stipulates the establishing of a multi-currency syndicated revolving credit for an overall amount of € 1,400,000,000 for the purposes of covering the general financing requirements of the Group. The principal characteristics of the credit are as follows:

The contract stipulates a revolving line of credit in Euros with options for drawdown in other currencies (Yen, US Dollar or any other currency convertible into Euros) for an overall amount of € 1,400,000,000 for a term of 5 years. The advances under the credit contract bear interest at 22.5 basis points above the Euribor rate or LIBOR rate in the event of drawdown in a currency other than the Euro and eventual compulsory costs (excluding the various fees stipulated, including, in particular, the utilisation and non-utilisation fees).

The utilisation fees are fixed at 2.5 basis points for the drawdowns of between 33% and 66% of the total amount in principal of the credit, namely between € 462 and 924 million, and 5 basis points beyond 66%. The non-utilisation fee is fixed at 8 basis points on the undrawn amounts. The arrangement fee is fixed at € 2.3 million.

Under this contract, Pernod Ricard is joint guarantor of the commitments made under the credit by its subsidiaries, Etablissement Vinicoles Champenois SA, Chivas Regal (Holdings) Ltd and Austin Nichols and Co Inc., as well any company in the Pernod Ricard Group which should become a borrower under the credit (including, in particular, Pernod Ricard Finance SA).

The credit contract also stipulates the usual conditions for loan contracts of this type as regards, notably, declarations and guarantees, commitments and default events.

5.5    Recent developments and future prospects

5.5.1    Recent developments

(a)   Sales (announced on May 11, 2005)

For the quarter to March 31, 2005, the Pernod Ricard Group's Wine & Spirits sales, net of duties and taxes, amounted to € 753 million compared with € 704 million for the 1st quarter of 2004, an increase of 7%.

This very positive growth was the result of the following factors:

•
organic growth of 6.4% (excluding bulk sales);

•
large bulk spirits sales (positive impact of 2%);

•
small foreign exchange effect of a negative € 7.8 million or negative 1.1%; and

•
negligible scope effect of a negative € 2.2 or negative 0.3%.

Continuation of the development of premium brands within the brand portfolio

In the 1st quarter of 2005, the 12 key brands generated growth of 3% in volume and 9% in value. The strong development of premium brands explains this favourable mix/price effect on our sales of 6%. Thus, Chivas Regal progressed by 18% while Martell and Jameson saw increases of 10%. The remarkable performance of Jacob's Creek (+16%), Havana Club (+11%) and Ramazzotti (+31%) should also be stressed.

Remarkable start to the year in the Asia/Rest of the World region with organic growth of 18.5%

The Chinese New Year was a great success for Chivas Regal and Martell. China has become the largest global market for the Chivas Regal brand while Martell Cordon Bleu confirmed its superb performance with an increase in volumes of 37% in this region. Royal Stag in India with an increase of 36% and 100 Pipers in Thailand with growth of 50% also contributed to the strong expansion in this region. The sole exceptions are Japan and, more recently, Taiwan, which saw difficult market conditions.

Contrasted situation in the Americas region with a negative organic growth of 0.6%

There was negative organic growth of 1.8% in the United States. This can be explained by the sharp decline in Seagram's Gin of 18% resulting from the 1st quarter of 2004 having been impacted by higher sales. This negative technical effect hides the good growth of Jameson and of The Glenlivet as well as confirmation of the recovery of Martell and of Chivas Regal.

In South America, sales continued their very positive trend of 2004. Sales in Venezuela were outstanding because of Chivas Regal, Something Special and 100 Pipers while the growth in sales of Havana Club remained sustained, particularly in Cuba.

Organic growth in Europe (excluding France) of 7.6%, including an increase of bulk spirit sales of 13.2%

In the 1st quarter of 2005, the European region experienced sustained growth of its activity. The United Kingdom with growth for Jacob's Creek of 45%, Germany with Ramazzotti and Havana Club and Eastern Europe with Chivas Regal all produced excellent performances, partially explained by the technical effects of an increase in prices of Ramazzotti in Germany and excise duties in Greece. Italy and Ireland were two difficult markets during this period.

Decline in sales in France with negative organic growth of 6.4%

The market for anis-based spirits remained very weak in early 2005. Ricard and Pastis 51 declined sharply, accentuated by conflicts with certain retailers. In a market which remains difficult overall for Pernod Ricard, the Havana Club rum, with an increase of 12%, and Zubrowka (+31%) and Wyborowa (+21%) vodkas produced very satisfactory performances.

Consolidated sales excluding duties and taxes

At the consolidated level, sales amounted to € 765 million compared with € 726 million in the 1st quarter of 2004. Thanks to the disposals of CFPO and of Marmande, sales of the non core businesses only represented 1.5% of Group sales.

Change in the accounting year-end

It is recalled that the 1st quarter of 2005 is the 5th quarter of the fiscal year 2004–2005 and the 3rd of the pro forma 12-month period 2004–2005.

(b)   Strategy

"Local roots, global reach", the Pernod Ricard Group is seeking to internationally develop worldwide brands that it has acquired locally. Brands such as Jameson or Havana Club have demonstrated the effectiveness of this strategy.

The Group is a dynamic player in the Wine and Spirits industry and analyses all opportunities for external growth that may be available with the creation of value for the shareholder as its first objective.

After the acquisition at the end of 2001, together with Diageo, of the Seagram brands and successful integration of international and national brands, the Group is now engaged in a major new step in its development with the launch of a friendly takeover bid of the British company Allied Domecq. The operation, which was announced on April 21, 2005, presents a powerful strategic rationale insofar as it would strengthen the Group's portfolio of brands and its presence on a number of key markets. Integration of Allied Domecq by the Pernod Ricard Group would generate significant synergies thanks to large savings on fixed costs.

5.5.2    Prospects

In its May 11, 2005 release, Pernod Ricard announced that its performance over the first quarter of 2005 was very satisfactory and enabled it to anticipate significant organic growth of its operating profit for the first half of 2005.

Following publication of Q1 Net Sales, which included a statement regarding future prospects, and at the request of the Panel, Pernod Ricard, with its financial advisors and auditors, set out the assumptions on which the statement and underlying forecast was based. This information is presented in the "Scheme Circular" and below.

(i)    Pernod Ricard estimates

1.    Profit forecast

Pernod Ricard Group's update on first quarter 2005 net sales announced on 11 May 2005 included a quote from Patrick Ricard, Chairman and CEO of Pernod Ricard, stating "Our performance for the 1st quarter of 2005 was very satisfactory, enabling me to anticipate significant organic operating profit growth for the 1st half of 2005."

This statement and the restatement in Section B of Part VI of this document constitute a profit forecast for the purpose of the City Code on Takeovers and Mergers.

Consistent with these statements and on the basis of the assumptions set out below, the Directors of Pernod Ricard have reviewed the forecasted operating profit of Pernod Ricard Group for the first half of 2005 which shows a significant organic growth relative to the operating profit for the first half of 2004 (the "operating profit forecast").

Operating profit is defined as profit before financial result, exceptional items, corporate tax, earnings from equity companies, goodwill amortization and minority interests and is presented in accordance with French generally accepted accounting principles.

Organic growth is forecasted on the basis of operating profit of the same business perimeter of Pernod Ricard Group in the first half of 2004 at constant exchange rates.

2    Basis of Preparation

Pernod Ricard Group's operating profit forecast is based on (i) unaudited management financial reports for the first quarter of 2005 (January—March 2005); and (ii) management forecasts for the six months to 30 June 2005.

The operating profit forecast has been prepared using the assumptions detailed below and using the same accounting policies as those used by Pernod Ricard Group for previous periods including the twelve months to 31 December 2004. The operating profit forecast has been made with reference to the operating profit of the same business perimeter of Pernod Ricard Group in the first half of 2004 excluding the impact of foreign exchange rate movements in order to determine the forecasted organic growth of operating profit.

3    Assumptions

The operating profit forecast has been prepared by the management of Pernod Ricard Group on the basis of the following assumptions which are factors outside the control or influence of the Directors of Pernod Ricard:

•
the contemplated transaction will have no significant impact on the business during the period;

•
the following market trends, as evidenced in the first quarter of 2005, continue in the second quarter:

—
Americas: Continuing favourable trends in South America and continuation of underlying growth in the United States;

—
France: Continued decline of the Aniseed market;

—
Europe ex-France: overall positive trend;

—
Asia-Pacific/Rest of the World: Strong growth in China and challenging market conditions in Japan and Taiwan;

•
there will be no material changes in the economic or political conditions in the markets or countries in which Pernod Ricard Group operates including legislation, Government regulation or other official policies or controls which have a material effect on Pernod Ricard Group's business, customers or suppliers;

•
there will be no force majeure events, such as acts of terrorism, civil unrest or other emergencies, no business interruption through labour disputes, no damage to assets by third parties or any suspensions of any rights of Pernod Ricard Group, which materially affect the business of Pernod Ricard Group;

•
there will be no changes to legal, regulatory or contractual arrangements which materially affect the business of Pernod Ricard Group;

•
there will be no material changes in direct or indirect taxation rates; excise duties or in tariffs;

•
there will be no material movement in inflation rates;

•
there will be no significant litigation; and

•
there will be no significant changes in French accounting standards or any position or interpretation issued by the CNC or the AMF as they apply to Pernod Ricard Group.

(ii)    Pernod Ricard's financial advisors state the following:

"We refer to the statement regarding organic operating profit growth for the first half of 2005 (the "Profit Forecast") of Pernod Ricard S.A. ("Pernod Ricard") set out in Section B of Part VI of the scheme document of today's date.

We have discussed the Profit Forecast, together with the bases and assumptions upon which it has been made, with you and Deloitte & Associes and Mazars & Guerard, Pernod Ricard's statutory auditors, and have considered the letter of today's date addressed to you and to us from them regarding the accounting policies adopted and basis of calculation for the Profit Forecast. We have relied on the accuracy and completeness of all the financial and other information provided by Pernod Ricard, or otherwise discussed with us, and we have assumed such accuracy and completeness for the purposes of providing this letter.

On the basis of these discussions and having regard to the letter from Deloitte & Associes and Mazars & Guerard, we consider that the Profit Forecast, for which the directors of Pernod Ricard and Goal Acquisitions Limited are solely responsible, has been made with due care and consideration.

This report is provided to you solely in connection with Rules 28.3(b) and 28.4 of the City Code on Takeovers and Mergers and for no other purpose."

(iii)    Pernod Ricard's statutory auditors state the following:

"We have reviewed the accounting policies and calculations supporting the Profit Forecast. The operating profit forecast for the six month period ending 30 June 2005 is based on a consistent consolidation scope and at constant exchange rates before financing costs, exceptional items, income tax, results from associates, goodwill amortisation and minority interests. The Profit Forecast of Pernod Ricard SA and its subsidiary undertakings ("the Group") for the six month period ending 30 June 2005, is set out in

Section B of Part VI and in Part VII of the Scheme Document. The directors of Pernod Ricard SA are solely responsible for the Profit Forecast.

The Profit Forecast includes the unaudited interim results of the Group for the three months ended 31 March 2005.

We conducted our work in accordance with Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board of the United Kingdom.

In our opinion the Profit Forecast, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis of the assumptions made by the Directors set out in Part VII of this Scheme Document and is presented on a basis consistent with the French accounting policies normally adopted by the Group.

The above opinion is provided solely on the basis of and in accordance with practice established in the United Kingdom. Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices."

The prospects of the new Pernod Ricard Group are presented in sections 3.2.5, 3.2.6 and 3.2.7 of this document.

5.6    Financial information of Pernod Ricard

5.6.1    Financial statements of Pernod Ricard

5.6.1.1    Main accounting principles

(a)   Accounting standards and principles of consolidation

The Group's financial statements are presented according to French accounting standards.

The accounting standards and principles of consolidation used by the Group are shown in the notes to the consolidated financial statements in paragraph 5.6.1.2 of this document.

(b)   Scope of consolidation

The scope of consolidation as well as the list of the principal companies consolidated is shown in notes 1.4 and 22 of the Notes to the consolidated financial statements (paragraph 5.6.1.2 of this document).

5.6.1.2    Financial information of Pernod Ricard for the years to December 31, 2002, 2003 and 2004 and Notes

Consolidated Income Statement

Interim situation for 12 months to 31 December 2004 and for the fiscal years ended 31 December 2003 and 2002

	Notes	2004	2003	2002	2004/2003

		(€m)
Net sales excluding duties and taxes		3,571.6	3,533.7	4,835.7	1.1%
Cost of goods sold		(1,220.4)	(1,229.8)	(2,374.5)	(0.8)%
Gross profit		2,351.3	2,303.9	2,461.2	2.1%
Advertising & Promotion costs plus distribution costs		(939.2)	(888.6)	(962.5)	5.7%
Contribution after Advertising & Promotion		1,412.1	1,415.3	1,498.7	(0.2)%
Structure costs and selling costs		(669.6)	(676.1)	(748.4)	(1.0)%
Operating profit		742.5	739.2	750.3	0.5%
Net finance cost	3	(89.3)	(101.6)	(153.3)	(12.1)%
Net profit before tax and exceptional items		653.3	637.6	597.0	2.5%
Net exceptional income	4	36.5	60.1	9.6	(39.3)%
Income tax	5	(179.1)	(167.5)	(156.9)	6.9%
Net profit before income from associates		510.6	530.2	449.7	(3.7)%
Income (loss) from associates		(0.1)	0.1	1.0	ns
Net profit before goodwill amortisation		510.5	530.3	450.7	(3.7)%
Goodwill amortisation	7	(14.8)	(58.3)	(30.0)	(74.7)%
Net profit before minority interest		495.7	472.0	420.7	5.0%
Minority interest		(8.4)	(8.2)	(7.9)	2.6%
Group net profit		487.3	463.8	412.8	5.1%

Earnings per share	6
Profit before tax		9.32	9.05	8.47	3.0%
Group net profit		6.95	6.58	5.86	5.6%

Fully diluted earnings per share	6
Profit before tax		8.84	8.63	8.07	2.4%
Group net profit

Breakdown of operating profit
by business segment

Wine and Spirits business

	2004	2003	Change 2003/2004		Organic growth

	(€m)
Net sales excluding duties and taxes	3,489.5	3,418.6	70.9	2.1%	197.5	5.8%
Gross profit	2,331.0	2,275.7
Contribution after Advertising & Promotion	1,400.7	1,396.9
Operating profit	741.7	736.5	5.2	0.7%	70.6	9.6%

Other businesses

	2004	2003	Change 2003/2004		Organic growth

	(€m)
Net sales excluding duties and taxes	82.1	115.1	(32.9)	(28.6)%	(8.2)	(7.1)%
Gross profit	20.3	28.3
Contribution after Advertising & Promotion	11.4	18.5
Operating profit	0.8	2.7	(2.0)	(72.2)%	(4.1)	(148.0)%

Total

	2004	2003	Change 2003/2004		Organic growth

	(€m)
Net sales excluding duties and taxes	3,571.6	3,533.7	37.9	1.1%	189.3	5.4%
Gross profit	2,351.3	2,303.9
Contribution after Advertising & Promotion	1,412.0	1,415.3
Operating profit	742.5	739.2	3.3	0.5%	66.5	9.0%

Analysis of Wine and Spirits business
by geographic region

France

	2004	2003	Change 2003/2004		Organic growth

	(€m)
Net sales excluding duties and taxes	579.6	580.7	(1.1)	(0.2)%	2.1	0.4%
Gross profit	451.8	453.9
Contribution after Advertising & Promotion	264.0	272.4
Operating profit	107.9	114.2	(6.3)	(5.5)%	(5.9)	(5.2)%

Europe

	2004	2003	Change 2003/2004		Organic growth

	(€m)
Net sales excluding duties and taxes	1,393.7	1,359.7	34.0	2.5%	47.5	3.5%
Gross profit	919.3	878.3
Contribution after Advertising & Promotion	565.9	541.8
Operating profit	311.3	293.9	17.4	5.9%	17.8	6.1%

Americas

	2004	2003	Change 2003/2004		Organic growth

	(€m)
Net sales excluding duties and taxes	753.7	770.2	(16.6)	(2.1)%	61.7	8.0%
Gross profit	473.6	483.1
Contribution after Advertising & Promotion	293.3	305.8
Operating profit	172.2	179.1	(6.9)	(3.8)%	29.6	16.5%

Asia and Rest of the World

	2004	2003	Change 2003/2004		Organic growth

	(€m)
Net sales excluding duties and taxes	762.5	708.0	54.5	7.7%	86.2	12.2%
Gross profit	486.3	460.4
Contribution after Advertising & Promotion	277.5	276.9
Operating profit	150.2	149.2	1.0	0.7%	29.1	19.5%

Total

	2004	2003	Change 2003/2004		Organic growth

	(€m)
Net sales excluding duties and taxes	3,489.5	3,418.6	70.9	2.1%	197.5	5.8%
Gross profit	2,331.0	2,275.7
Contribution after Advertising & Promotion	1,400.7	1,396.9
Operating profit	741.7	736.5	5.2	0.7%	70.6	9.6%

Consolidated Balance Sheet

Interim situation for 12 months to 31 December 2004 and for the fiscal years ended 31 December 2003 and 2002

ASSETS

			2004

	Notes	Gross value	Depreciation amortisation & provisions	Net value	2003 Net value	Pro forma(1) 2002 Net value

		(€m)
Fixed assets
Intangible assets		2,026.8	119.2	1,907.6	1,955.6	2,092.8
Acquisition goodwill		411.0	207.9	203.1	199.0	242.5
Intangibles and acquisition goodwill	7	2,437.8	327.1	2,110.6	2,154.6	2,335.3
Property, plant and equipment	8	1,649.1	836.0	813.2	821.6	819.7
Investments	9	479.1	421.5	57.6	148.2	363.6
Equity investment	9	24.7	0.0	24.7	24.2	0.0
Total fixed assets		4,590.7	1,584.6	3,006.2	3,148.5	3,518.6

Current assets
Inventories	10	2,049.7	32.4	2,017.2	2,027.3	2,105.5
Receivables	11	1,257.9	78.3	1,179.6	1,131.7	1,438.0
Deferred tax asset	5	290.6	2.3	288.2	336.6	206.6
Marketable securities	17	187.2	1.4	185.7	156.1	90.4
Cash and equivalents		192.7	0.0	192.7	152.4	89.4
Total current assets		3,978.1	114.4	3,863.4	3,804.1	3,929.9

Prepaid expenses and deferred charges		48.1	0.0	48.1	50.8	60.3
OCEANE bond redemption premiums		59.1	28.9	30.2	40.2	50.3
Currency translation adjustment		0.0	0.0	0.0	0.0	1.2

Total assets		8,676.0	1,727.9	6,947.8	7,043.6	7,560.3

Note:

(1)
The 31 December 2002 pro forma statements include the OCEANE convertible bonds in net financial debt and reflect the impact on provisions for contingencies, deferred tax and shareholders' equity of the change in the accounting method for retirement and related benefits.

Consolidated Balance Sheet

Interim situation for 12 months to 31 December 2004 and for the fiscal years ended 31 December 2003 and 2002

SHAREHOLDERS' EQUITY AND LIABILITIES

	Notes	2004	2003	Pro forma(1) 2002

		(€m)
Share capital		218.5	218.5	174.8
Share premium		37.7	37.7	37.7
Reserves and translation adjustments to the reserves		2,215.1	2,029.9	1,903.5
Group net profit		487.3	463.8	412.8
Translation adjustments to net profit		(7.5)	(19.1)	(14.1)
Group shareholders' equity		2,951.1	2,730.8	2,514.7

Minority interests		25.3	24.9	24.0

Including minority interest in profit		8.4	8.2	7.9
Provisions for contingencies	12	449.3	519.0	585.1
Deferred tax liability	5	125.2	118.4
OCEANE convertible bond		547.9	547.9	547.9
Other financial debt		1,704.6	1,910.0	2,473.4
Total financial debt	13	2,252.5	2,457.9	3,021.3

Operating liabilities		986.6	1,034.1	1,066.1
Other liabilities		153.3	148.2	339.8
Total other liabilities		1,139.9	1,182.3	1,405.9

Accrued charges and deferred income		4.4	10.4	9.3

Total equity and liabilities		6,947.8	7,043.6	7,560.3

Note:

(1)
The 31 December 2002 pro forma statements include the OCEANE convertible bonds in net financial debt and reflect the impact on provisions for contingencies, deferred tax and shareholders' equity of the change in the accounting method for retirement and related benefits.

Consolidated Statement of Changes in Shareholders' Equity

	Share Capital	Share premiums	Consolidated reserves	Group net profit	Translation adjustment	Treasury shares	Total shareholders' equity

	(€m)
At 31 December 2002	174.8	37.7	2,033.8	412.8	(90.3)		2,568.7

Allocation of Group net profit to retained earnings			412.8	(412.8)
Acquisition (disposal) of treasury shares
Share capital increase(1)	43.7		(43.7)
Net profit				463.8			463.8
Cash dividend distribution by parent company			(118.0)				(118.0)
Currency translation adjustments					(196.5)		(196.5)
Translation adjustment on financial debt (net investment hedge)					49.3		49.3
Impact of change in accounting method for retirement and related benefits			(54.1)				(54.1)
Other			17.6				17.6
At 31 December 2003	218.5	37.7	2,248.4	463.8	(237.5)		2,730.8

Allocation of Group net profit to retained earnings			463.8	(463.8)
Acquisition (disposal) of treasury shares(2)						(100.9)	(100.9)
2004 Group net profit				487.3			487.3
Cash dividend distribution by parent company			(147.6)				(147.6)
Currency in translation adjustments(3)					(64.5)		(64.5)
Translation adjustment on financial debt(4) (net investment hedge)					46.0		46.0
Other
At 31 December 2004	218.5	37.7	2,564.6	487.3	(256.0)	(100.9)	2,951.1

Notes:

(1)
Allocation of 1 bonus share for every 4 existing shares.

(2)
Explained in Note 17.

(3)
Including €(68) million relating to the US Dollar, €(12) million to the Australian Dollar and €16 million to other foreign currencies (in particular the GBP and PLN).

(4)
Including €50 million relating to the US Dollar and €(4) million to other currencies.

Consolidated Cash Flow Statement

Interim situation for 12 months to 31 December 2004 and for the fiscal years ended 31 December 2003 and 2002

	2004	2003	Pro forma(1) 2002

	(€m)
Group net profit	487.3	463.8	412.8
Minority interest	8.4	8.2	7.9
Income (loss) from associates (net of dividends received)	(0.4)	(0.6)	0.0
Property, plant and equipment depreciation	99.5	108.1	112.9
Intangibles and goodwill amortisation	16.5	90.4	33.5
Change in provisions for contingencies(2)	(31.1)	(53.5)	(4.4)
Change in deferred taxes	51.4	(8.2)	(40.2)
Gains on disposals of fixed assets and other items	(61.4)	(135.5)	(42.3)
Cash flow	570.3	472.7	480.2

Decrease (increase) in working capital requirement	(116.2)	12.9	(42.7)
Acquisition of PPE and intangibles (net of disposals)	(81.5)	(104.1)	(142.5)
Change in fixed assets related receivables and liabilities	4.2	1.6	(13.0)
Free Cash Flow	376.9	383.1	282.0

Acquisitions of financial assets (net of disposals)	78.0	288.7	107.9
Impact of changes in scope of consolidation	17.0	(0.4)	396.3
Acquisition of treasury shares(3)	(100.9)
Dividends paid (including withholding tax)	(150.8)	(122.4)	(102.0)
Decrease (increase) in financial debt before foreign exchange impact	220.2	549.0	684.2

Foreign exchange impact	45.2	133.0	219.1
Net decrease (increase) in financial debt after foreign exchange impact	265.4	682.0	903.3

Net financial debt at the beginning of the fiscal year(4)	(2,109.2)	(2,791.2)	(3,694.5)
Net financial debt at the end of the fiscal year	(1,843.9)	(2,109.2)	(2,791.2)

Notes:

(1)
The 2002 pro forma cash flow data includes the restatement of the OCEANE bonds as financial debt.

(2)
Excluding writedowns of current assets, as detailed in Note 16.

(3)
Cf. details provided in Note 17.

(4)
The opening financial debt at 1st January 2003 has been restated for the OCEANE bonds in accordance with the presentation of the financial statements at 31.12.2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Accounting principles and methods

1.1  Change of fiscal year end

Pursuant to a Resolution of the Combined Ordinary and Extraordinary Shareholders' Meeting of 17 May 2004, the current fiscal year has been extended by six months and shall end on 30 June 2005. Subsequent years shall begin on 1 July and end on 30 June.

Consequently, the financial statements drawn up at 31 December 2004 represent an interim situation in relation to the annual presentation which shall be made on 30 June 2005.

1.2  Principles for the preparation of the financial statements at 31 December 2004

The consolidated financial statements of Pernod Ricard Group have been prepared in accordance with the French Accounting Standards Commission ("CNC") Recommendation no. 99R01 on interim financial statements and follow accounting rules and methods identical to those used for the annual financial statements, presented in Notes 1.4 to 1.22, where it is provided that the tax charge for the interim financial statements is calculated by applying to the accounting profit of each entity the estimated average tax rate for the current fiscal year.

1.3  Changes in accounting methods for financial year 2003 and pro forma financial statements

As explained in Note 1 to the annual financial statements drawn up at 31 December 2003, Pernod Ricard adopted certain changes in accounting principles and presentation of the financial statements in 2003.

These involve:

•
a change in the method of accounting for retirement and similar benefits;

•
a change in the method of calculating diluted earnings per share;

•
a change in presentation of the OCEANE convertible bonds.

In order to ensure comparability between financial years, pro forma statements are presented in the financial statements and in the Notes. In particular, the pro forma balance sheet at 31 December 2002 includes the effects of the change in accounting method for retirement benefits as well as the change in presentation of the OCEANE convertible bonds.

1.4  Consolidation scope and methods

The Group's consolidated financial statements incorporate, using the full consolidation method, the financial statements of significant subsidiaries that are directly or indirectly controlled by Pernod Ricard either through the ownership of more than 50% of the share capital or through the exercise of defacto control.

The Group does not consolidate its investments in less significant companies (net sales and total assets of less than 10 million euros) other than those relating to its Wine and Spirits business, given the importance and the projected growth of markets in which these companies evolve.

Companies in which the Group exercises a significant influence but no control are accounted for using the equity method.

A list of the consolidated companies is provided in Note 22. For purposes of simplification or to avoid any serious harm to the Group that could thereby result, only the names and addresses of the main companies included in the consolidation scope are listed.

1.5  Foreign currency translation methods

Financial statements prepared in foreign currencies have been translated using the following principles:

•
balance sheet items have been translated at official year-end rates;

•
income statement items have been translated using the yearly average rate for each currency;

•
differences in currency translation resulting from the effect of fluctuations in the exchange rates between 31 December 2003 and 31 December 2004 on opening shareholders' equity and from the use of different exchange rates in translating the income statement and the balance sheet have been included in consolidated reserves.

Foreign currency denominated transactions are translated at the transaction dates' prevailing exchange rates. The exchange gains and losses resulting from the translation of the balances at the 31 December 2004 exchange rates are recorded in the income statement.

1.6  Intangible assets

Intangible assets are recorded at their acquisition cost and are written down when their value in use is less than their net book value.

Acquired brands

The book value of acquired brands is determined on the basis of an actuarial computation of projected future after-tax operating profit streams.

The excess fair market value assigned to acquired brands during a corporate acquisition may not exceed the remaining excess fair market values following their initial allocation to all the other balance sheet assets and liabilities.

The individual value of all brands appearing on the balance sheet is subject to an annual review. Exceptional writedowns, if any, are detailed in Note 7.

Profit projections are made over a 20-year period using managerial forecasting systems for the first three years and an assessment of the brand prospects for the following years. The calculation takes into account a residual value, the assessment of which depends on the growth and profitability profile of each brand. The discount rate used takes into account the geographic spread of profits.

1.7  Research and development costs

Research and development costs are recognised in the fiscal year in which they are incurred. They amounted to approximately 10 million euros for the period from 1 January 2004 to 31 December 2004.

1.8  Property, plant and equipment

Property, plant and equipment assets are valued at their acquisition cost.

Depreciation is calculated using the straight-line method or, where applicable, the declining balance method, over the estimated useful life of the assets.

The average depreciation periods for the main fixed asset categories are as follows:

Buildings	15 to 50 years
Machinery and equipment	5 to 15 years
Other fixed assets	3 to 5 years

Property assets of significant value acquired through a finance lease are capitalised and depreciated over their economic life.

Sale and leaseback assets are treated similarly, with the resulting capital gain eliminated in the year in which it occurs.

Obsolescence is reflected in the depreciation calculations.

1.9  Investments

Equity investments in unconsolidated companies are valued at their acquisition cost. A provision for writedown is established if the market value in use falls below the net book value.

This value in use can generally be estimated on the basis of the company's stock price, the Group's pro rata share of the company's shareholders' equity or the company's growth and profitability prospects.

1.10  Goodwill

Since 1 January 1986, acquisition goodwill has been reflected in assets and assigned to brands if appropriate.

Acquisition goodwill is amortised on a straight-line basis over a period appropriate to the acquisition but not exceeding 40 years.

Recent acquisition goodwill (since 1996) is amortised over a period not exceeding 20 years.

At the end of each financial year, the value of acquisition goodwill is reassessed using the methodology described in Note 1.6, which may result in an exceptional writedown if the value in use thus determined is lower than net book value.

1.11  Inventories

Inventories are valued at cost or market value if the latter is lower. A provision for writedown is established when the inventory value is less than the net book value.

Most inventories are valued using the weighted average cost method.

Long-term inventory costs are calculated using a standard method, which includes distilling and ageing costs but excludes interest expense. These inventories are classified under current assets in accordance with prevailing business practice, although a large part remains in inventory for more than one year before being sold.

1.12  Marketable securities

Marketable securities are recorded in the balance sheet at their historic cost. A provision for writedown is established when the year-end market value of a marketable security is less than its historic cost.

1.13  Treasury shares

Pernod Ricard shares specifically held for the purpose of their allocation to holders (employees or directors) of stock options are recorded as marketable securities. When the acquisition cost is higher than the exercise price of the options, a provision for writedown is recognised.

Other treasury shares held are reported at the cost of acquisition as a deduction from consolidated shareholders' equity.

1.14  Foreign currency denominated loans

Translation differences arising from loans in currency different from the operating currency of the borrowing entity are treated as follows:

•
for a loan relating to an investment in a legal entity whose reporting currency is the same as that of the financial debt, the resulting translation difference is recorded, net of tax, in shareholders' equity;

•
for a loan relating to an asset whose value fluctuates with the borrowed currency, the resulting translation difference is recorded, net of tax, in shareholders' equity;

•
for a loan that cannot be related to a specific asset, the resulting translation difference is recorded as an exchange gain or loss in the income statement.

Translation differences recorded in the income statement are disclosed in Note 3., while those recorded in equity are disclosed separately in the consolidated statement of changes in shareholders' equity.

1.15  Convertible bonds

Convertible bonds redemption premiums are capitalised as an asset and amortised over the term of the bonds.

Issue costs are amortised on a pro rata basis over the term of the bonds.

1.16  Provisions for contingencies

1.16.1  Nature of provisions

Provisions for contingencies are established to provide for the probable outflow of resources arising from current obligations relating to past events.

These provisions are properly assessed by taking into account the most probable assumptions or by relying on statistical methods depending on the nature of the obligations.

Provisions for contingencies notably comprise the following contingencies:

– provisions for retirement and similar benefits;

– provisions for restructuring;

– provisions for litigation (tax, legal, corporate).

1.16.2  Opening balance sheet provisions pursuant to an acquisition

The accounting for an acquisition may lead to the recording of provisions (restructuring, litigation, etc.) in the opening balance sheet. These provisions constitute liabilities that increase the excess fair market value amount, potentially leading to the creation or increase in value of any resulting acquisition goodwill.

Once the period for recording items to the opening balance sheet has lapsed, reversals of unused provisions are offset against acquisition goodwill without any impact on net profit.

When there is no acquisition goodwill resulting from an acquisition, the reversal of unused provisions is taken to income.

1.17  Provisions for retirement and similar long-term benefits granted to employees

1.17.1  Description and accounting of commitments

Pernod Ricard's commitments are comprised of:

– post-employment long-term benefits granted to employees (retirement benefits, pensions, medical plan coverage, etc.);

– long-term employment benefits granted to the employees during their employment.

The liability arising from the Group's net commitment to its workforce for retirement and similar benefits is accounted for as a provision for contingencies in the balance sheet.

1.17.2  Determination of the net commitment to provision

Pernod Ricard's current commitment is equal to the difference, for each retirement plan, between the current value of retirement commitments to employees and the current value of investments funded for retirement plan contributions.

The current value of commitments to personnel is calculated using the projected benefit method based on projected end-of-career salary (credit unit projection method). The calculation is made at the end of each fiscal year and individual employee data is revised at least every three years. This calculation takes into account economic assumptions (inflation rate, discount rate, projected return on investment) and personnel assumptions (primarily: average salary inflation rate, personnel turnover rate, life expectancy).

Investments funding the Group's retirement commitments are valued at their year-end closing market values.

1.17.3  Treatment of actuarial differences

Actuarial differences arise mainly from differences between estimates and reality (such as differences arising from the projected value of investments and their actual closing market value) and from modifications to long-term actuarial assumptions (such as discount rate and salary inflation rate modifications, etc.).

Long-term benefits arising during employment (such as seniority bonuses) are provided for in full at year-end.

In all other cases, these differences are only provided for if, for a specific plan, they represent more than 10% of the greater of the gross commitment amount and the market value of corresponding investment assets (corridor principle). The provision is then made on a straight-line basis over the average number of remaining years of service for employees of the plan concerned (amortisation of actuarial differences).

1.17.4  Items constituting expenses for the year

The charge recognised for the commitments described above includes:

– the charge corresponding to the acquisition of an additional year of rights;

– the charge corresponding to the change in the discounting of existing rights at the start of the year, taking into account the passing of the year;

– the income corresponding to the projected return from investments;

– the charge/income corresponding to the amortisation of positive/negative actuarial differences;

– the charge/income corresponding to the modifications of existing plans or the establishing of new plans;

– the charge/income corresponding to any plan reduction or liquidation.

1.18  Exceptional income and expenses

Pernod Ricard records as exceptional income certain non-recurring income and expenses realised during the fiscal year, primarily comprising:

– capital gains/losses and provisions on fixed asset disposals (property, plant and equipment, equity investments, etc.);

– brand writedowns pursuant to valuation tests;

– provisions for restructuring charges;

– provisions for litigation charges;

Net exceptional income is detailed in Note 4.

1.19    Income tax

Deferred taxes are calculated on all of the timing differences between the tax and accounting values of the assets and liabilities and are accounted for using the liability method.

Timing differences relating to brands that cannot be sold independently from the acquired company to which they belong do not result in any deferred tax accounting.

Deferred tax assets on tax losses carried forward and long-term capital losses are recorded only if there is a high probability of offsetting them in the short term against future taxable profits.

For the first time since the consolidation of the Seagram acquisition, deferred tax was recorded for the timing differences on goodwill and brands, except for acquired brands that cannot be sold independently from the companies to which they belong.

1.20  Diluted earnings per share

The calculation of diluted earnings per share takes into account the potential impact for that fiscal year of all dilutive instruments (such as stock subscription options, convertible bonds, etc.) on the theoretical number of shares.

The purchase method is used to determine the theoretical number of shares to use when funds are generated from the exercise of options/rights attached to the dilutive instruments.

When funds are generated at the issue date of dilutive instruments, the net profit is restated for the finance cost, net of tax, relating to these instruments.

1.21  Management of financial risks and accounting for interest rate hedging contracts

1.21.1  Management of financial risks

Pernod Ricard applies a non-speculative risk coverage policy through the use of derivative financial instruments to manage its exposure to market risks. These off-balance sheet instruments are used to cover risks arising from firm commitments or highly likely future transactions of the Group.

1.21.1.1  Management of the exchange risk

Equity risks:

The use of foreign currency financial debt to finance the acquisition of assets acquired by the Group in the same foreign currency provides a natural hedge. This principle was notably used to finance the acquisition of the Seagram assets.

Operating risks:

Recorded foreign exchange exposure, notably on internal transactions, is subject to monthly offset. Residual exposure is generally hedged by 2 to 6 month term purchases and sales contracts.

A portion of external flows, which have been budgeted as highly probable, are subject to fixed or optional hedging over a maximum 24-month period.

All these hedging operations are carried out or approved in advance by the Group Financing and Treasury Department within the framework of a program authorised by Group Senior Management.

1.21.1.2  Management of interest rate risks

Pernod Ricard has complied with a requirement by the banks for interest rate risk coverage protection on their syndicated loan.

This obligation covered two-thirds of the syndicated loan amount for a period of 4 years.

The Group has used interest rate swaps and options.

The notional and market values of these off-balance sheet financial instruments are presented in Note 15.

1.21.2  Accounting for interest rate hedging contracts

Income and expenses relating to interest rate hedging contracts entered into are recorded in the Pernod Ricard income statement on a prorata basis over the term of these contracts:

•
Premiums paid are spread, for accounting purposes, over the duration of the contract

•
Interest rate differentials received or paid from time to time are recorded in the fiscal year in which they occur.

1.22  Monitoring of off-balance sheet commitments

The Group monitors its off-balance sheet commitments centrally through a monitoring reporting system, with periodic reporting to the Board of Directors.

The Group certifies that it has not omitted to report the existence of any significant off-balance commitments in the presentation of its financial statements.

Note 2 – Scope of consolidation

The major impacts of company acquisitions and disposals on consolidated financial results for the period from 1 January 2004 to 31 December 2004 were:

•
Disposal of Granger Bouguet Pau (production of fruit preparations) in January 2004;

•
Disposal of Crus et Domaines de France (marketing of wines) in January 2004;

•
Disposal of the assets of CFPO (Orangina) in November 2004;

•
Acquisition of Framingham (wine production in Nouvelle Zealand) in June 2004.

These acquisitions and disposals did not have significant impacts on the financial statements of the Group.

Note 3 – Net finance cost

	2004	2003	2002

	(million euros)
OCEANE convertible bonds' interest expenses	(12.2)	(12.2)	(10.8)
Redemption premium amortisation	(10.1)	(10.1)	(8.8)
Other net interest expenses	(54.7)	(73.2)	(133.2)
Finance cost net of interest income	(77.0)	(95.5)	(152.8)

Equity investment income	1.2	8.1	15.8
Exchange gains/(losses)	(1.9)	(7.1)	(8.3)
Other finance costs	(11.6)	(7.1)	(8.0)
Net finance cost	(89.3)	(101.6)	(153.3)

The average cost of financial debt amounted to 3.5% in 2004 compared with 3.7% in 2003. The reduction in equity investment income is the result of the disposal of Société Générale shares during 2003.

Note 4 — Net exceptional income

	2004	2003	2002

	(million euros)
Seagram net transition expenses	0	0	(14.4)
Fixed asset disposals, provisions for contingencies and exceptional writedowns	67.7	78.0	36.7
Restructuring charges	(21.7)	(10.9)	(1.9)
Other	(9.5)	(7.0)	(10.8)
Exceptional profit before tax	36.5	60.1	9.6

Related income tax	(8.1)	(1.6)	(7.0)
Net exceptional profit	28.4	58.5	2.6

In 2004, the 67.7 million euros under the heading "Fixed assets disposals, provisions for contingencies and exceptional writedowns" were mainly the result of capital gains on disposals of fixed assets and in particular:

•
disposal of the assets of CFPO (Orangina) for 33.5 million euros;

•
disposal of the Northmall site (Ireland) for 15.9 million euros;

•
disposal of Simeon wines shares (listed in Australia) for 4.4 million euros.

The remainder consisted of changes in provisions and capital gains/losses of lesser importance.

Restructuring charges were mainly related to plans for the rationalisation of production in Ireland and Scotland.

In 2003, the 78 million euros under the heading "Fixed assets disposals, provisions for contingencies and exceptional writedowns" included:

•
a capital gain on the disposal of Société Générale shares for 133.3 million euros;

•
capital losses and provision charges relating to the disposal of diversification activities for (41.5) million euros;

•
unused litigation provision reversals arising from the Seagram acquisition for 30.5 million euros;

•
an exceptional writedown of the Wyborowa brand for (28.7) million euros;

•
(15.6) million euros of miscellaneous provisions, comprising notably a litigation provision established regarding the ownership of the Becherovka brand in certain markets.

Note 5 – Income tax

Pernod Ricard benefits from a Tax Consolidation for French companies that are more than 95% owned.

Breakdown of income tax into income tax payable and deferred income tax

	2004	2003	2002

	(million euros)
Income tax payable	(139.8)	(194.3)	(158.6)
Deferred income tax	(39.3)	26.8	1.7
Total	(179.1)	(167.5)	(156.9)

Breakdown of deferred tax

	2004		2003		2002

	(million euros)
Deferred tax assets	290.6		336.6		302.3
Deferred tax liabilities	125.2		118.4		117.7
Net deferred tax asset	165.4	(*)	218.3	(*)	184.6

(*)
From 2003, deferred tax assets and liabilities are no longer netted in the balance sheet.

Deferred tax assets and liabilities are set out below by nature:

	2004	2003

	(million euros)
Unrealised inventory holding gains	44.0	36.4
Fixed assets revaluations	80.7	96.7
Retirement provisions	34.9	39.3
Deferred tax asset on other provisions and other	131.0	164.3
Deferred tax assets	290.6	336.6

Special depreciation charge	53.1	53.2
Fixed asset writedown	18.8	18.8
Deferred charges	11.3	7.0
Other	42.0	39.4
Deferred tax liabilities	125.2	118.4

Tax proof

	On ordinary activities	On exceptional items	On net profit*

	(million euros)
Theoretical income tax expense at French tax rate (35.43%)	(231.4)	(12.9)	(244.4)
Impact of differences in tax rates	36.0	2.1	38.1
Impact of tax losses used	5.5	0.2	5.7
Impact of reduced tax rate	14.2	(0.2)	14.0
Other impacts	4.8	2.7	7.5
Actual income tax liability	(171.0)	(8.1)	(179.1)

Actual income tax rate	26.2%	22.2%	26.0%

*
Net profit before goodwill amortisation, income from associates and income tax.

The 2004 actual tax rate was 26.0% against 24.0% to 31 December 2003. Restated for exceptional items, the actual tax rate was 26.2% against 26.0% for 2003.

The positive impact of differences in tax rates relates primarily to profits taxed in the Republic of Ireland and, to a lesser extent, those taxed in the United Kingdom and Australia.

Unrecognised tax losses

The Group had unrecognised tax losses at 31 December 2004 of a € 174 million basis and actual tax loss of € 32 million primarily located in Asia.

Note 6 – Earnings per share before and after dilution

As indicated in Note 1.3, the diluted earnings per share (EPS) calculation was revised in 2003. The following table presents a pro forma calculation for earnings to 31 December 2002.

	2004	2003	Pro forma 2002

	(million euros)
Profit data
Profit before tax	653.3	637.6	597.0
Group net profit	487.3	463.8	412.8
Neutralisation of OCEANE interest expenses	22.3	22.3	19.6
Income tax effect on OCEANE interest expenses	(7.9)	(7.9)	(6.9)

Restated profit before tax	675.6	659.9	616.6
Restated Group net profit	501.7	478.2	425.5
Share data(1)
Average number of shares in circulation(2)	70,126,951	70,484,081	70,484,081
Dilutive effect of stock options	612,396	262,586	175,927
Dilutive effect of OCEANE	5,709,696	5,709,696	5,709,696

Diluted number of shares in circulation	76,449,044	76,456,364	76,369,704
Non diluted EPS – profit before tax	9.32	9.05	8.47

Non diluted EPS – Group net profit	6.95	6.58	5.86

Diluted EPS – profit before tax	8.84	8.63	8.07

Diluted EPS – Group net profit	6.56	6.25	5.57

(1)
The number of shares in 2002 has been restated to take into account the allocation of 1 bonus share for 4 existing shares made on 14.02.2003.

(2)
One million (1,000,000) Pernod Ricard shares were purchased in August and September 2004. The reduction of 357,130 shares between 2003 and 2004 corresponds to the amount, prorata temporis, for the full year.

Note 7 – Intangible assets, goodwill and goodwill amortisation

		Changes during the year
	At 31.12.2003	Acquisitions/ amortisation	Disposals	Translation adjustment	Other movements	At 31.12.2004

	(million euros)
Goodwill	393.0	1.0	(0.0)	(1.6)	18.6	411.0
Brands	1,987.4	1.1	(8.1)	(28.3)	(16.7)	1,935.4
Other intangible assets	97.9	5.2	(11.2)	(1.5)	1.0	91.4

Gross book value	2,478.3	7.3	(19.3)	(31.4)	2.9	2,437.8

Goodwill	194.0	14.8	(0.0)	(0.9)	(0.0)	207.9
Brands	91.9	1.8	(4.7)	(0.4)	1.3	89.9
Other intangible assets	37.8	6.0	(11.2)	(0.5)	(2.8)	29.3
Amortisation	323.7	22.5	(15.9)	(1.7)	(1.5)	327.1

Net intangible assets	2,154.6	(15.2)	(3.4)	(29.7)	4.4	2,110.6

Other information on intangible assets

70% of the brands relate to Seagram brands, in particular Chivas Regal, Martell, Seagram's Gin and The Glenlivet, which were recognised at acquisition.

The Group is not dependent on any specific patent or licence.

Note 8 – Property, plant and equipment

		Changes during the year
	At 31.12.2003	Acquisitions/ amortisation	Disposals	Translation adjustment	Other movements	At 31.12.2004

	(million euros)
Land	82.9	0.4	(4.9)	(2.0)	9.8	86.2
Buildings	470.8	8.4	(10.5)	(1.1)	(1.7)	465.9
Machinery and equipment	833.0	33.9	(43.1)	(7.6)	11.3	827.5
Other	216.9	10.6	(4.9)	(0.9)	(4.2)	217.5
Assets under construction	37.7	55.5	(0.1)	(0.7)	(42.5)	49.9
Advances	1.6	1.8	(0.2)	–	(1.1)	2.1

Gross book value	1,642.9	110.6	(63.7)	(12.3)	(28.4)	1,649.1

Land	15.7	3.1	(0.1)	(0.5)	1.7	19.9
Buildings	197.7	23.0	(5.9)	(0.1)	(5.8)	208.9
Machinery and equipment	494.8	56.5	(40.6)	(1.6)	(17.2)	491.9
Other	112.8	10.9	(4.2)	(0.4)	(4.2)	114.9
Assets under construction	0.3	–	–	–	–	0.3
Advances	–	–	–	–	–	0.0
Depreciation	821.4	93.5	(50.8)	(2.6)	(25.4)	836.0
Net book value of property, plant and equipment	821.6	17.1	(12.9)	(9,7)	(3,0)	813.2

Fixed assets financed by financing leases amounted to 11.2 million euros at 31 December 2004.

Note 9 – Investments

		Changes during the year
	At 31.12.2003	Acquisitions/ amortisation	Disposals	Translation adjustment	Other movements	At 31.12.2004

	(million euros)
Other shareholdings	478.8	0.4	(51.4)	(0.4)	1.1	428.5
Related receivables	33.0	0.2	(8.8)	0.4	0.0	24.8
Other investments	5.5	1.4	(0.2)	–	(0.1)	6.6
Loans	80.4	2.4	(64.1)	–	0.5	19.2

Gross book value	597.7	4.4	(124.5)	0.0	1.5	479.1

WP – other shareholdings	413.6	0.1	(32.3)	(0.2)	4.6	385.8
WP – related receivables	21.5	0.1	(5.1)	–	5.1	21,6
WP – Other investments	0.1	–	–	–	–	0.1
WP – loans	14.3	(0.2)	(10.8)	–	10.7	14.0
Writedown provisions (WP)	449.5	0.0	(48.2)	(0.2)	20.4	421.5

Net investments	148.2	4.4	(76.3)	0.2	(18.9)	57.6

At 31 December 2004, the net book value of the "Other shareholdings" account was broken down as follows:

	% owned	Net book value	Equity	Net profit

	(million euros)
Portugal Venture Limited(1)	30%	9.2	0.01	1.3
Shareholdings in companies in liquidation(2)	–	23.9	–	–
Other unconsolidated shareholdings(3)	–	9.6	–	–

Total		42.7

(1)
Financial results at 31 December 2004, corresponding to 12 months of activity.

(2)
Shareholdings arising from the Seagram acquisition, for the most part jointly owned with the Diageo Group.

(3)
Including 5.5 million euros in minority interest holdings (<5%) and 4.1 million euros in unconsolidated shareholdings due to their insignificance for consolidated financial reporting purposes

Disposals for the year mainly consisted of the sale of Eurazeo and McGuigan Simeon Wines shares.

Other investment movements primarily result from repayments of loans.

Equity investments

The Group had a 24.7 million euros equity investment in SIFA on the balance sheet at 31 December 2004, which is accounted for using the equity method.

	Net book value of shareholding	Contribution to Group equity	Contribution to Group net profit

	(million euros)
SIFA	24.7	18.5	(0.1)

Note 10 – Inventories and work in progress

The breakdown of inventories and work in progress in net value at closing date is set out below:

	31.12.2004	31.12.2003	31.12.2002

	(million euros)
Raw materials	65.2	66.6	87.0
Work in progress	1,683.1	1,688.3	1,744.1
Merchandise	156.4	164.5	145.2
Finished goods	112.5	107.9	129.2

Total	2,017.2	2,027.3	2,105.5

85% of work in progress relates to ageing stocks for whisky and cognac production.

Pernod Ricard is not significantly dependent on any of its suppliers.

Note 11 – Receivables

	31.12.2004	31.12.2003	31.12.2002

	(million euros)
Trade and related receivables	991.7	986.3	998.1
Tax and social security receivables	121.9	88.0	322.7
Other receivables	66.1	57.4	117.2

Total	1,179.6	1,131.7	1,438.0

Note 12 – Provisions for contingencies

12.1  Breakdown by nature

The breakdown of provisions for contingencies at the closing date was the following:

	31.12.2004	31.12.2003	31.12.2002

	(million euros)
Provisions for retirement and similar benefits	173.6	179.8	87.5
Provisions for restructuring	17.3	23.3	68.6
Other provisions	258.4	315.9	353.0

Total	449.3	519.0	509.1

12.2  Changes in provisions for contingencies

		Changes during the year
	31.12.2003	Allocation	Utilization	Unused provision reversals	Translation adjustment	Other movements	31.12.2004

	(million euros)
Provisions for restructuring	23.3	4.3	8.0	0.1	(0.4)	(1.8)	17.3
Other provisions	315.9	21.6	18.8	30.1	(1.6)	(28.6)	258.4

Provisions for contingencies	339.2	25.9	26.8	30.2	(2.0)	(30.4)	275.7

The (30.4) million euros "Other movements" amount essentially relates to balance sheet reclassifications and reversals of provisions for Granger Bouguet Pau and Marmande Production sold in 2004 and treated as changes in scope.

Unused provision reversals mainly relate to the resolution of litigation concerning the Seagram operation recognised as exceptional income.

The Group is not aware of any facts or litigation that could have a significant adverse impact on the Group's financial results, financial position or equity.

12.3  Provisions for retirement and other long-term benefits granted to employees

Change in commitments during the year:

	Off-balance sheet
					In balance sheet
			Cost of unrecognised past services
	Actuarial liability	Amount funded		Actuarial differences	Balance sheet provisions

	(million euros)
Balance at 31 December 2003	392.7	(220.8)	2.4	5.6	179.8

Acquired rights	20.1				20.1
Discounting	21.2				21.2
Return on funds invested		(15.0)			(15.0)
Amortisation of actuarial differences			0.8	0.8	1.6
Reduction/liquidation of plans	(0.0)		0.1	(0.1)	(0.0)
Fiscal year charge	41.3	(15.0)	0.8	0.8	27.8

Contributions paid	1.4	(22.5)			(21.2)
Benefits paid	(18.4)	8.0			(10.4)
Actuarial differences	(1.0)	0.6	(0.9)	1.0	(0.3)
Changes in consolidation scope	0.2				0.2
Translation adjustment	(5.4)	3.5	(0.5)	0.0	(2.3)

Balance at 31 December 2004	410.6	(246.2)	1.8	7.4	173.6

Breakdown of commitments by country:

	Off-balance sheet				In balance sheet
	Actuarial liability	%	Amount funded	%	Balance sheet provisions	%

	(million euros)
Balance at 31 December 2004	410.6	100%	(246.2)	100%	173.6	100%

France	100.9	25%	(13.1)	5%	89.4	52%
United States	63.3	15%	(40.2)	16%	30.4	18%
Ireland	118.0	29%	(103.7)	42%	17.1	10%
United Kingdom	65.3	16%	(45.9)	19%	18.8	11%
Netherlands	24.5	6%	(21.1)	9%	3.4	2%
Other countries	38.6	9%	(22.1)	9%	14.5	8%

Main assumptions by country:

	Discount rate		Return on funds invested		Salary inflation rate
	2004	2003	2004	2003	2004	2003

Euro zone	5.2%	5.1%	6.2%	6.4%	3.8%	3.9%
United States	6.7%	6.4%	8.2%	7.3%	2.8%	3.0%
Great Britain	5.7%	5.5%	6.3%	6.8%	3.7%	3.5%

Main types of commitments and other information by country:

•
In France, the commitments mainly consist of provisions for retirement benefits that are unfunded and for supplementary pensions that are partially funded.

•
In the United States, the commitments consist of retirement plans for employees that are funded and retirement medical insurance plans that are unfunded.

•
In Ireland, England and the Netherlands, the commitments mainly consist of retirement plans granted to employees. These plans are funded.

In general, funded retirement plans are invested in publicly quoted bonds and shares, cash and equivalents and, occasionally, stakes in real estate properties.

The year-end value of funded retirement plans corresponds to the 31 December market value of the investments in which the contributions were invested.

Note 13 – Financial debt

13.1  Breakdown of gross financial debt by maturity

Breakdown of gross financial debt by maturity:

	31.12.2004	31.12.2003	31.12.2002 Pro Forma(*)

	(million euros)
Short-term (within 1 year)	692.7	882.6	365.4
Medium-term (1 to 5 years)	1,559.8	1,572.4	2,655.9
Long-term (more than 5 years)	0.0	2.9	0.0

Total	2,252.5	2,457.9	3,021.3

(*)
Pro forma data include OCEANE.

13.2  Breakdown of net financial debt by currency and nature

Net financial debt at 31 December 2004 amounted to € 1,844 million, consisting of € 2,252 million of gross financial debt minus € 378 million in cash and marketable securities and € 30 million in OCEANE net bond redemption premiums.

Breakdown of hedged net financial debt by currency and nature:

	Total	Syndicated loan	OCEANE	Commercial paper	Other

	(million euros)
Euro	964	85	518	493	(132)
US Dollar	774	767			7
Japanese Yen	60	57			3
Other currencies	46				46

Total	1,844	909	518	493	(76)

N.B.: Details of currency hedging are provided in Note 15.

Breakdown of hedged net financial debt by currency and maturity:

	Total	Within 1 year	1 to 5 years	Over 5 years

	(million euros)
Euro	964	233	731
US Dollar	774	(2)	776
Japanese Yen	60	3	57
Other currencies	46	21	25

Total	1,844	254	1,590	0

Breakdown of types of cover by currency:

	Net financial debt	Amount hedged	Of which fixed rate hedges	Of which variable rate capped hedges	Variable rate no hedges	% financial debt hedged

	(million euros)
Euro	964	901	901		63	93%
US Dollar	774	705	507	198	69	91%
Japanese Yen	60	57	57		3	95%
Other currencies	46				46	0%

Total	1,844	1,566	1,465	198	181	90%

Repayment of the Seagram syndicated loan

On 4 August 2004, Pernod Ricard arranged a new syndicated multi-currency bank loan for a total of 1.4 billion euros with a term of five years.

This operation allowed the Group to repay the balance of the Seagram acquisition loan taken out on 28 March 2001 and to benefit from more favourable financing conditions:

•
The elimination of the restrictions and guarantees of the previous loan.

•
A reduction in the spread paid. From an initial 0.55%, it has fallen to a range of 0.225% to 0.275% per annum, depending on the use of this new loan.

Other information on financial debt

On 20 March 1992, Pernod Ricard issued financial debt outside France in the form of Perpetual Subordinated Notes (TSDI) for a total nominal amount of 61 million euros. These Notes were "repackaged" following the signing of an agreement with a third party company at the time of the issue. Net debt at 31 December 2004 of 13.5 million euros has been included in the "Financial debt" account. This corresponds to the nominal amount of the issue minus an indemnity payment initially made and since capitalised.

13.3  OCEANE convertible bonds

Pernod Ricard SA issued 4,567,757 bonds with rights from 13 February 2002 at the nominal par value of 107 euros each for 488,749,999 euros, with an option for conversion into new shares and/or exchange for existing shares (OCEANE). These bonds have a duration of 5 years and 322 days from 13 February 2002. The normal redemption will thus take place in full on 1 January 2008 by repayment at a price of € 119.95 per OCEANE bond, or a pivot conversion rate of 95.96 euros following the free allocation of bonus shares that took place in 2003 described below. The OCEANE bonds bear interest at 2.50% per annum payable in arrears on each 1 January.

•
The period for the taking up of the option for conversion or exchange of the OCEANE bonds runs from 13 February 2002 to the seventh trading day preceding their repayment date.

•
Following the increase in share capital on 14 February 2003 achieved through the incorporation of reserves and the issuing of a stock dividend of one share for every four existing shares, the OCEANE conversion ratio was adjusted, with each bond now exchangeable or convertible into 1.25 Pernod Ricard shares.

•
All of the OCEANE bonds remained in circulation at 31 December 2004 and may give the right to conversion or exchange of 5,709,697 Pernod Ricard shares (after adjustment for the increase in share capital effective from 14 February 2003).

Note 14 – Market values of financial instruments

	Book value at 31.12.2004	Market value at 31.12.2004

	(million euros)
Assets
Listed securities recorded as investments	1	2
Cash and equivalents	193	193
Marketable securities	186	287

Liabilities
TSDI	14	15
OCEANE	518	651
Other fixed rate financial debt	115	120

Off-balance sheet financial instruments and their related market values are presented in Note 15.

Note 15 – Interest rate and exchange rate financial instruments (hedges) and equity exposure to currencies

15.1  Interest rate hedges

	Hedge notional value
	Within 1 year	1 to 5 years	Total	Market value

	(million euros)
Future Rate Agreements	440	–	440	0.5
Variable rate swaps	216	46	262	9.1
Fixed rate swaps	216	273	489	(11.3)
Purchase caps	106	198	305	(0.9)
Sales caps	106	66	173	–
Collar	150	66	216	(1.9)
Index swaps		132	132	(0.6)

Total				(5.1)

The hedge notional value represents the nominal value of the contracts.

Hedge notional values denominated in foreign currencies are expressed in Euros at year-end rates.

Estimated market values are based on valuations provided by banking counterparts or by using information available on the financial markets and the appropriate valuation methods depending on the type of financial instruments.

15.2  Exchange rate hedges on foreign currency denominated financial debt

The Group uses exchange rate swaps within the framework of its centralised treasury function.

These financial instruments have an average duration of one and a half months and do not represent any significant market value.

Following the disposal of GBP assets in 2002, the Group converted a medium-term GBP financial debt into Euros. This conversion concerns a current debt of 43 million euros, repayable in half-year instalments until July 2007.

15.3  Exchange rate hedges on foreign currency denominated transactions

The Group mainly uses hedge contracts to cover exchange risks arising from transactions recorded in its balance sheet. At 31 December 2004, their market value was not significant.

Hedges covering 40 million euros in future transactions are in the form of term contracts and have a market value of 0.3 million euros.

15.4  Equity exposure to currencies

The following table presents a breakdown into the leading currencies of the Group's equity after taking the hedges into account:

	EUR	USD	GBP	Other currencies	Total

	(million euros)
Shareholders' equity	1,104	808	295	769	2,976
Net financial debt	(964)	(774)	63	(169)	(1,844)

Net shareholders' equity	140	34	358	600	1,132

Note 16 – Notes to the cash flow statement

16.1  Change in working capital requirement (WCR)

The change in WCR, calculated net of current asset writedown provisions, can be broken down as follows:

	31.12.2004	31.12.2003	Pro forma 31.12.2002

	(million euros)
Net inventories	(21.5)	11.2	(30.0)
Net operating receivables	(9.9)	(33.2)	(160.1)
Operating liabilities	(26.8)	(21.1)	172.1
Other	(58.0)	56.0	(24.7)

Total	(116.2)	12.9	(42.7)

The difference between 2002 pro forma WCR and 2002 WCR arises from the 8.8 million euros amortisation of the OCEANE convertible bonds redemption premium.

16.2  Current asset writedowns included in WCR

	31.12.2004	31.12.2003	Pro forma 31.12.2002

	(million euros)
Variation in current asset writedowns	2.1	1.7	9.1

16.3  Breakdown of net financial debt

	31.12.2004	31.12.2003	Pro forma 31.12.2002

	(million euros)
OCEANE convertible bonds	(547.9)	(547.9)	(547.9)
Other financial debt	(1,704.6)	(1,910.0)	(2,473.4)
Cash and equivalents	192.7	156.1	89.4
Marketable securities	185.7	152.4	90.4
OCEANE net redemption premium	30.2	40.2	50.3

Net debt at year-end	(1,843.9)	(2,109.2)	(2,791.2)

16.4  Impact of changes in scope of consolidation

The impact of changes in the scope of consolidation primarily relates to the disposals of the assets of CFPO (Orangina), Granger Bouguet Pau and Marmande Production as well as the acquisition of Framingham (Wine business in New Zealand).

Note 17 – Treasury shares

At 31 December 2004, Pernod Ricard and the subsidiaries that it controlled held 3,459,778 Pernod Ricard shares, broken down as follows:

•
2,459,778 shares intended for stock option schemes with a value of 175.3 million euros. These shares are presented in the "Marketable securities" account

•
1,000,000 shares with a value of 100.9 million euros presented as a deduction from shareholders' equity in the "Consolidated reserves" account.

Note 18 – Off-balance sheet financial commitments

	Total	Within 1 year	1 to 5 years	Over 5 years

		(million euros)
Guarantees given	1,083.6	82.9	941.5	59.2

Irrevocable procurement contracts	636.9	91.2	341.3	204.4
Operating lease contracts	92.2	23.9	59.5	8.7
Other contractual commitments	13.8	6.1	5.9	1.8

Contractual commitments	742.9	121.2	406.7	214.9

Details of the principal commitments

Guarantees given:

•
In 2001, Pernod Ricard guaranteed its subsidiaries PR Finance S.A, E.V.C., PR Newco 1 and Austin Nichols, for a syndicated loan set up to finance the acquisition of some of the Seagram's wine and spirits business. The amount currently guaranteed is 847 million euros.

•
In 2000, Pernod Ricard guaranteed its subsidiary IDG for bank loans with an outstanding balance of 28 million pounds sterling (equivalent to 39.5 million euros).

•
In 1998, Pernod Ricard guaranteed loans taken out by its subsidiary PR Finance S.A., in the amount of 48 million euros.

•
Pernod Ricard, within the framework of Section 17 of the "Companies (Amendment) Act, 1986 (Republic of Ireland)", irrevocably guaranteed the 2004 liabilities for the following subsidiaries: Comrie Ltd., Irish Distillers Group Ltd., Irish Distillers Ltd., The West Coast Cooler Co. Ltd., Watercourse Distillery Ltd., Fitzgerald & Co. Ltd., Ermine Ltd., Gallwey Liqueurs Ltd., Smithfield Holdings Ltd. and Irish Distillers Holdings Ltd.

Contractual commitments

For its wine production activity, the Group's Australian subsidiary, Orlando Wyndham, entered into 576 million euros of grape procurement contractual commitments.

Note 19 – Analysis of fixed assets and workforce size by business segment

Fixed assets by business segment

	31.12.2004		31.12.2003
		%		%

	(million euros)
Wine and Spirits business	2,994	100%	3,125	99%
Other businesses	12	0%	24	1%

Total	3,006	100%	3,149	100%

Average workforce size by business segment

	2004		2003
	Number	%	Number	%

Wine and Spirits business	12,028	98%	12,351	98%
Other businesses	195	2%	270	2%

Total	12,223	100%	12,621	100%

Total staff costs amounted to € 592 million for the period from 1 January 2004 to 31 December 2004.

Note 20 – Analysis of fixed assets by geographic area

	31.12.2004		31.12.2003
		%		%

	(million euros)
France	460	15%	512	16%
Europe	1,948	65%	2,001	64%
Americas	343	11%	354	11%
Rest of the World	256	9%	281	9%

Total	3,006	100%	3,149	100%

Note 21 – Remuneration of the Executive Officers

The total remuneration of the Executive Officers and Directors amounted to 5.5 million euros for the period from 1 January 2004 to 31 December 2004.

Note 22 – Principal consolidated companies

Company	Country	Finance companies	Wine and Spirits	Other Activities	% owned 31.12.2004	% owned 31.12.2003	Consolidation method

Pernod Ricard	France	X			Parent company	Parent company

Pernod Ricard Finance	France	X			100	100	FULL

Santa Lina	France	X			100	100	FULL
– JFA	France			X	100	100	FULL
– Foulon Sopagly	France			X	100	100	FULL

Ricard	France		X		100	100	FULL
– Galibert & Varon	France		X	X	99.98	99.98	FULL

Pernod	France		X		100	100	FULL
– Cusenier	France		X		100	100	FULL

– Société des Produits d'Armagnac	France		X		100	100	FULL

Pernod Ricard Europe	France		X		100	100	FULL
– Larios Pernod Ricard SA	Spain		X		100	100	FULL
– Pernod Ricard Swiss SA	Switzerland		X		99.65	99.65	FULL
– Distillerie F. LLI Ramazzotti SPA	Italy		X		100	100	FULL
– Pernod Ricard Portugal SA	Portugal		X		94.62	94.63	FULL
– Pernod Ricard Deutschland GMBH	Germany		X		100	100	FULL
– Pernod Ricard Austria GMBH	Austria		X		100	100	FULL
– Pernod Ricard Nederland BV	Netherlands		X		100	100	FULL
– EPOM Industrial and Commercial Société Anonyme of Foods and Drinks	Greece		X	X	99.96	99.98	FULL
– Pernod Ricard Minsk LLC	Belarus		X		99	100	FULL
– Pernod Ricard Ukraine SC with FI	Ukraine		X		100	100	FULL
– SC Pernod Ricard Romania SRL	Romania		X		100	100	FULL
– Georgian Wines and Spirits Company	Georgia		X		90.0	83.45	FULL
– Pernod Ricard Latvia LLC	Latvia		X		100	100	FULL
– Pernod Ricard Estonia OÜ	Estonia		X		100	100	FULL
– Pernod Ricard Hungary Import Szeszesital Kereskedelmi KFT	Hungary		X		100	100	FULL
– Pernod Ricard Belgium SA	Belgium		X		100	100	FULL
– PR Rouss CJSC	Russia		X		100	100	FULL
– Pernod Ricard Sweden AB	Sweden		X		100	100	FULL
– Brand Partners A/S	Norway		X		50	50	FULL
– Pernod Ricard Denmark A/S	Denmark		X		100	100	FULL
– Pernod Ricard Finland OY	Finland		X		100	100	FULL
– Tinville SAS	France		X		100	100	FULL
– Yerevan Brandy Company CJSC	Armenia		X		100	100	FULL
– Jan Becher – Karlovarska Becherovka, A/S	Czech Republic		X	X	100	100	FULL
– SALB, SRO	Czech Republic		X		100	100	FULL
– Pernod Ricard UK Ltd.	United Kingdom		X		100	100	FULL

Pernod Ricard Asia	France		X		100	100	FULL
– Pernod Ricard Japan K.K.	Japan		X		100	100	FULL
– Pernod Ricard Hong Kong Ltd.	Hong Kong		X		100	100	FULL
– Pernod Ricard Taïwan Ltd.	Republic of China		X		100	100	FULL
– Pernod Ricard Thailand Ltd.	Thailand		X		100	100	FULL
– Pernod Ricard Korea Co. Ltd	Korea		X		100	100	FULL
– Pernod Ricard Singapour PTE Ltd.	Singapore		X		100	100	FULL
– Pernod Ricard Malaysia SDN BHD	Malaysia		X		100	100	FULL
– Martell Far East Trading Ltd.	Hong Kong		X		100	100	FULL
– Shangai Yijia International Trading Co. Ltd.	China		X		100	100	FULL
– Seagram Thailand Co. Ltd.	Thailand		X		100	100	FULL

Etablissements Vinicoles Champenois (EVC)	France	X			100	100	FULL

Pernod Ricard North America SAS	France		X		100	100	FULL
– Pernod Ricard Canada LTEE	Canada		X		100	100	FULL
– Pernod Ricard Mexico SA de CV	Mexico		X		100	100	FULL

– Seagram de Mexico S de RL de CV	Mexico		X		100	100	FULL
– JDC Services S.A de C.V	Mexico		X		100	100	FULL
– Austin Nichols & Co. Inc.	USA		X		100	100	FULL
– Boulevard Export Sales, Inc.	USA		X		100	100	FULL
– PR USA (Lawrenceburg Distillers and Importers)	USA		X		100	100	FULL

Pernod Ricard CESAM (Central and South America)	France		X		100	100	FULL
– Pernod Ricard Argentina Corp.	Argentina		X		100	100	FULL
– Pernod Ricard Venezuela CA	Venezuela		X		100	100	FULL
– Pramsur SA	Uruguay		X		100	100	FULL
– Pernod Ricard Chile SA	Chile		X		100	100	FULL
– Pernod Ricard Colombia SA	Colombia		X		100	100	FULL
– Pernod Ricard Brasil Industria e Comercio PLLC	Brazil		X		100	100	FULL
– PR Uruguay	Uruguay		X		100	100	FULL

Agros Holding SA	Poland				99.97	98.6	FULL
– Agros Investments S.A	Poland			X	99.97	98.6	FULL
– Agros Trading Sp. Zoo	Poland			X	99.97	98.1	FULL

Wyborowa SA	Poland		X		99,9	99,9	FULL

Chivas Brothers (Holdings) Ltd.	England & Wales		X		100	100	FULL
– Chivas 2000 UL	Scotland		X		100	100	FULL
– Chivas Brothers Americas Ltd.	Scotland		X		100	100	FULL
– Chivas Brothers Europe Ltd.	Scotland		X		100	100	FULL
– Chivas Brothers Japan Ltd.	Scotland		X		100	100	FULL
– The Glenlivet Distillers Ltd.	Scotland		X		100	100	FULL
– Glenlivet Holdings Ltd.	Scotland		X		100	100	FULL
– Hill, Thomson & Co Ltd.	Scotland		X		100	100	FULL
– Chivas Brothers Pernod Ricard Ltd	Scotland		X		100	100	FULL
– PR Newco 2 Ltd.	England & Wales		X		100	100	FULL
– PR Newco 3 Ltd.	England & Wales		X		100	100	FULL
– PR Newco 4 Ltd.	England & Wales		X		100	100	FULL
– Pernod Ricard Travel Retail Europe	Great Britain		X		100	100	FULL

Irish Distillers Group Ltd	Ireland		X		100	100	FULL
– Irish Distillers Ltd.	Ireland		X		100	100	FULL
– The "Old Bushmills" Distillery Co Ltd.	Northern Ireland		X		100	100	FULL
– Fitzgerald & Co. Ltd.	Ireland		X		100	100	FULL
– Dillon Bass Ltd.	Northern Ireland		X		63	63	FULL
– Watercourse Distillery Ltd.	Ireland		X		100	100	FULL
– Pernod Ricard South Africa PTY Ltd.	South Africa		X		100	100	FULL

Comrie Plc	Ireland	X			100	100	FULL

Martell & Co. SA	France		X		100	100	FULL
– Augier Robin Briand & Co. SA	France		X		100	100	FULL
– Sodovima (Société des Domaines Viticoles Martell) SA	France		X		100	100	FULL
– International Cognac Holding SAS	France		X		100	100	FULL
– Renault Bisquit SA	France		X		100	100	FULL
– Union des Viticulteurs Producteurs de Cognac – SICA UVPC	France		X		20	20	FULL

Pernod Ricard Australia	Australia		X		100	100	FULL

– Orlando Wyndham Group Pty Ltd.	Australia		X	100	100	FULL
– Two Dogs Holdings PTY Ltd.	Australia	X	X	100	100	FULL
– Pernod Ricard New Zealand PTY Ltd.	Australia	X		100	100	FULL

Compagnie Financière des Produits Orangina	France		X	100	100	FULL

Peri Mauritius Private Company	Mauritius		X	100	100	FULL

Havana Club Internacional	Cuba		X	50	50	FULL

Seagram India Ltd.	India		X	100	100	FULL

FULL:
Full consolidation

STATUTORY AUDITORS' REPORT ON THE INTERIM FINANCIAL SITUATION FOR THE PERIOD
FROM 1ST JANUARY TO 31 DECEMBER 2004

Pursuant to the request that has been made to us and in our capacity as Statutory Auditors of Pernod Ricard, we have conducted an audit of the consolidated interim financial statements covering the period from 1 January 2004 to 31 December 2004, as attached to this report.

These consolidated interim financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I – Opinion on the consolidated interim financial statements

We conducted our audit in accordance with the professional standards applicable in France. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated interim financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the management to prepare these interim financial statements as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated interim financial statements give a true and fair view of the assets, liabilities, financial, position and results of the consolidation group of companies for this period in accordance with the accounting rules and principles applicable, in France.

II – Justification of assessments

In accordance with the requirements of Article L. 225-235 of the Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

As described in Note 1.6 to the consolidated interim financial statements, the individual value of each of the brands recognised in assets is reviewed annually by the Company. In accordance with the French auditing standard applicable to accounting estimates, we notably assessed the figures and the assumptions used by the Company to perform this review and verified the calculations made. We carried out our assessment of the reasonableness of these estimates on this basis.

Our assessments of these matters were made in the context of our audit of the consolidated interim financial statements taken as a whole and therefore contributed to the development of the unqualified audit opinion expressed in the first part of this report.

Neuilly-sur-Seine and Paris, 3 May 2005
The Statutory Auditors

DELOITTE & ASSOCIES

Alain PONS
Alain PENANGUER

MAZARS & GUERARD

Frédéric ALLILAIRE

SOCIETE D'EXPERTISE COMPTABLE
A. ET L. GENOT
SALUSTRO REYDEL

Jean-Claude REYDEL

CONVERSION OF THE FINANCIAL STATEMENTS TO THE IFRS STANDARDS

Context and timetable

Pursuant to European Directive 1606/2002 of 19 July 2002 concerning international standards, the consolidated financial statements for the fiscal year ending 30 June 2006 shall be prepared in accordance with the IFRS accounting standards. They shall be presented with a pro forma 1 July 2004–30 June 2005 year under IFRS standards for purposes of comparison.

In accordance with the recommendation of the AMF (French Market Regulator) concerning financial announcements during the transition period, Pernod Ricard has decided to present a quantified summary of the impact of the changeover to IFRS standards on the Group's shareholders' equity and net consolidated financial debt at 1 July 2004, the date of the opening balance sheet under IFRS standards.

However, Pernod Ricard may be obliged to modify certain accounting options and methods applied in this document in the event that the IASB should announce positions on the existing standards between now and the first publication of the Group under IFRS standards (half-yearly publication of 31 December 2005). This should only concern a very limited number of subjects.

The information contained in this note has been examined by the Board of Directors of 16 March 2005 and from an auditing point of view by the Statutory Auditors.

Lastly, Pernod Ricard will present information in greater detail about the opening balance sheet under the IFRS standards as well as an income statement under the IFRS standards for the period 1 July 2004–30 June 2005 at the time of the publication of the financial statements for the year ending 30 June 2005.

Opening balance sheet under IFRS standards

To establish the opening balance sheet under IFRS standards, the Group has used the following principal options and principles:

•
the IAS 32 and 39 standards are applied in anticipation, as from 1 July 2004

•
the company consolidations realised before 1 July 2004 have not been restated in accordance with the IFRS 3 standard

•
the Group has chosen to use the option consisting of valuing at the transition date certain property, plant and equipment in accordance with the option provided by the IFRS 1 standard. This option has been used as an exception and for insignificant amounts.

The following table presents the effects of the conversion to the IFRS standards in the form of a simplified balance sheet (before taking into account modifications which shall be made to the presentation of the balance sheet in accordance with the IFRS standards).

		IFRS
	30.06.2004 French GAAP			30.06.2004 IFRS
		adjustments	reclassifications

	(million euros)
Property, plant and equipment	3,162	(17)	13	3,157
Working capital requirement	2,047	(8)	(3)	2,036
Net deferred tax	199	(407)	1	(207)
Provisions for contingencies	(464)	0	0	(463)
Financial instruments	0	(10)	0	(10)
Net financial debt	(2,102)	(93)	(11)	(2,206)

Minority interests	(28)	(1)	0	(29)
Shareholders' equity	(2,814)	536	0	(2,278)

Details of the effects on shareholders' equity

For the first application of the IFRS standards, all differences in accounting method are recognised with shareholders' equity as the counterparty account.

For Pernod Ricard, the IFRS standards entail a reduction in shareholders' equity of € 536 million, or slightly less than 20% of total shareholders' equity presented under French accounting standards.

The following table presents the principal standards impacting the Group's consolidated shareholders' equity:

(million euros)

Group shareholders' equity 30.06.04 under French Gaap	2,814

Negative impacts
IAS 12: Deferred taxes on brands	(384)
IAS 32: Elimination of Pernod Ricard shares	(147)
IAS 12: Other deferred taxes	(15)
IAS 39: Fair value of financial instruments (derivatives)	(10)
IAS 16, 36/IFRS 1: Adjustments to property, plant and equipment	(10)
Positive impacts
IAS 32: Accounting for OCEANE convertible bonds 2002-2008	20
IAS 39: Fair value of investments	5
Miscellaneous (IAS 41 – Agriculture, etc.)	5
Group shareholders' equity 01.07.04 under IFRS	2,278

Difference	(536)

The total change of (536) million euros in shareholders' equity calls for the following remarks:

•
Three quarters of the impact results from the application of the IAS 12 standard "Income tax" to the brands on the balance sheet. This point was specifically mentioned in the management report for fiscal year 2003 specifying the terms of the difference between French accounting and IFRS standards.

  Pernod Ricard considers that this new liability recognised in the balance sheet has a low probability of leading one day to an actual tax payment. Indeed, such a payment would only occur in the event of the individual disposal of a brand, while in practise it is generally companies which own brands that are the subject of disposals.

•
The second significant impact on shareholders' equity concerns the elimination of the Pernod Ricard shares. The 147 million euros breaks down as follows:

–
amount of 127 million euros of Pernod Ricard shares held in order to serve the beneficiaries of stock purchase options. As stated in the 2003 management report, these shares are shown under "Marketable securities" in the current consolidated financial statements and must be presented as a reduction in shareholders' equity in the IFRS financial statements;

–
20 million euros of Pernod Ricard shares held by SIFA consolidated by the equity method in the Group financial statements;

These shares will be restated to arrive at the average number of shares in circulation for the calculation of earnings per share.

Details of the impacts on net financial debt

(million euros)

Net financial debt 30.06.04 under French Gaap	2,102

Positive adjustments (increase in net debt)
IAS 32: Adjustment of marketable securities following the elimination of the Pernod Ricard shares	127
IAS 17: Adjustment on lease contracts reclassified as financial	10
IAS 39: Other adjustments of net debt	2
Negative adjustments (decrease in net debt)
IAS 32: Accounting for OCEANE convertible bonds 2002–2008	(35)
Net financial debt 01/07/04 under IFRS	2,206

Difference	104

The total change of 104 million euros (an increase of 5% compared with current net financial debt) calls for the following comments:

•
The most significant adjustment concerns the elimination of the Pernod Ricard shares classified as "Marketable securities" in the financial statements prepared under French accounting principles. This point is set out in the explanation of the impacts on shareholders' equity

•
The treatment under IAS 32 of the OCEANE convertible bonds reduces the net debt of the Group by (35) million euros pursuant to the breakdown of this instrument into a debt component (included in the calculation of the net debt) and a shareholders' equity component.

STATUTORY ACCOUNTS (AT 31.12.2002, 31.12.2003 AND 31.12.2004) AND NOTES

Pernod Ricard SA Income Statement for the interim situation of 12 months to 31 December 2004 and for the years ended 31 December 2003 and 2002

	2004	2003	2002

	(thousand euros)
Royalties	39,993	37,935	39,608
Other income	21,326	23,615	19,860
Provision reversals	2,407	1,037	0
Total operating income	63,726	62,587	59,468

Outside services	(55,670)	(60,545)	(65,129)
Duties and taxes	(3,344)	(4,079)	(1,669)
Payroll expenses	(24,691)	(22,658)	(17,382)
Depreciation, amortisation and provision charges	(5,900)	(5,102)	(1,538)
Other expenses	(583)	(528)	(358)
Total operating expenses	(90,188)	(92,912)	(86,076)

Operating loss	(26,462)	(30,325)	(26,608)

Income from equity investments	95,928	297,908	556,585
Other interest and related income	8,902	7,973	16,913
Provision reversals	5,516	6,837	4,026
Foreign exchange gains	27,280	392	3,794
Total finance income	137,626	313,110	581,318

Provision charges	(16,255)	(14,641)	(15,424)
Interest and related expenses	(20,830)	(22,267)	(52,468)
Foreign exchange losses	(280)	(2,230)	(4,005)
Total finance cost	(37,365)	(39,138)	(71,897)

Net finance income	100,261	273,972	509,421

Net profit before exceptional items	73,799	243,647	482,813

Exceptional income	46,371	83,397	240,903
Exceptional expenses	(51,518)	(93,639)	(448,148)
Net exceptional expenses	(5,147)	(10,242)	(207,245)

Profit before tax	68,652	233,405	275,568

Income tax	25,230	15,611	70,210
Net profit	93,882	249,016	345,778

Pernod Ricard SA balance sheet at 31 December 2004, 2003 and 2002

	Notes	Gross value	Depreciation & Provisions	Net value	Net value	Net value

	(thousand euros)
Intangible assets	2	39,375	(4,151)	35,224	35,146	32,791

Licences, brands		39,375	(4,151)	35,224	35,146	32,791
Property, plant and equipment		10,391	(4,600)	5,791	6,417	9,270

Land		948	0	948	948	1,253
Buildings		2,259	(1,264)	995	1,032	2,245
Machinery and equipment		50	(35)	15	22	25
Other		7,134	(3,301)	3,833	4,415	5,747
Investments	3	1,724,511	(81,103)	1,643,408	1,606,977	1,669,511

Equity investments		1,367,794	(80,971)	1,286,823	1,295,333	1,255,917
Equity investment related receivables		254,688	(132)	254,556	310,513	399,323
Loans		18	0	18	18	18
Other		1,148	0	1,148	1,113	13,935
Treasury shares		100,863	0	100,863	0	318
Total fixed assets		1,774,277	(89,854)	1,684,423	1,648,540	1,711,572

Advances and supplier prepayments		279	0	279	969	451

Operating receivables		45,956	0	45,956	23,525	19,899

Trade and related receivables		1,436	0	1,436	12,057	12,704
Other		44,520	0	44,520	11,468	7,195
Various operating receivables	9	194,849	(11,893)	182,956	394,894	336,532

Marketable securities	5	176,777	(1,432)	175,345	120,372	73,515

Cash and equivalents		589	0	589	272	2,686

Total current assets		418,450	(13,325)	405,125	540,032	433,083

Prepaid expenses	6	3,451	0	3,451	1,043	2,317

OCEANE bond redemption premiums	6	30,169	0	30,169	40,225	50,281

Deferred charges	6	381	0	381	681	1,123

Currency translation adjustment	6	6,426	0	6,426	5,316	5,449

Total adjustment assets		40,427	0	40,427	47,265	59,170

Total assets		2,233,154	(103,179)	2,129,975	2,235,837	2,203,825

Equity & Liabilities

	Notes	2004	2003	Pro forma(1) 2002	2002

	(thousand euros)
Share capital	7	218,501	218,501	174,801	174,801

Share premium		37,712	37,712	37,712	37,712

Reserves		401,409	397,039	440,739	440,739

Legal reserves		21,850	17,480	17,480	17,480
Regulated reserves		379,559	379,559	423,259	423,259
Retained earnings		418,594	325,568	97,205	119,878

Net profit/(loss)		93,882	249,016	345,778	345,778

Regulated provisions	9	122	129	136	136

Total equity	8	1,170,220	1,227,964	1,096,371	1,119,044

Provisions for contingencies	9	55,244	64,329	77,765	55,092

Financial debt		651,975	663,691	677,670	677,670

OCEANE convertible bonds	13	547,902	547,902	547,902	547,902
Non-convertible bonds		0	0	0	0
Borrowings from financial institutions	14	74,824	85,067	99,313	99,313
Perpetual subordinated notes (TSDI)	15	29,249	30,722	30,455	30,455
Other financial debt		0	0	0	0
Operating liabilities		41,135	46,785	50,660	50,660

Trade and other accounts payable		23,057	20,773	32,999	32,999
Tax and social security liabilities		18,078	26,012	17,661	17,661
Sundry liabilities		174,224	150,577	282,187	282,187

Income tax liabilities		0	12,967	0	0
Other		174,224	137,610	282,197	282,187
Total liabilities		867,334	861,053	1,010,517	1,010,517

Deferred income	11	24,173	48,157	239	239

Currency translation adjustment	11	13,004	34,333	18,933	18,933

Total adjustment liabilities		37,177	82,490	19,172	19,172

Total equity and liabilities		2,129,975	2,235,837	2,203,825	2,203,825

(1)
Pro forma 31.12.2002 figures take into account the change in the method for accounting for retirement and related benefits.

Pernod Ricard SA Cash Flow Statement for the interim situation of 12 months to 31 December 2004 and the fiscal years ended 2003 and 2002

		2004	2003	Pro forma 2002	2002

		(thousand euros)
Operating activities
Net profit		93,882	249,016	345,778	345,778
Fixed assets depreciation and amortisation		2,182	1,551	898	898
Change in provisions		2,591	2,464	(71,431)	(71,431)
Losses/(gains) on fixed asset disposals and others		(1,729)	(13,889)	249,047	249,047
Cash flow from operations		96,926	239,142	524,292	524,292

Decrease (increase) in working capital requirement		(41,722)	107,962	157,486	157,486
Cash provided from operating activities	1	55,204	347,104	681,778	681,778

Investment activities
Acquisition of PPE and intangibles (net of disposals)		(1,428)	9,908	(7,458)	(7,458)
Acquisition of financial investments (net of disposals)		(39,542)	52,931	3,369	3,369
Cash provided from/(applied to) activities	2	(40,970)	62,839	(4,089)	(4,089)

Financing activities
OCEANE bonds		0	0	0	488,750
Increase in share capital (including exceptional tax on long-term capital gain reserve)		(4,987)	0	47	47
Dividends paid (including withholding tax)		(146,634)	(117,416)	(98,630)	(98,630)
Cash provided from/(applied to) financing activities	3	(151,621)	(117,416)	(98,583)	390,167

Change in net financial debt	1,2,3	(137,387)	292,527	579,106	1,067,856

Net financial debt at the beginning of the year		(148,303)	(440,830)	(1,019,936)	(1,019,936)
Net financial debt at year-end		(285,690)	(148,303)	(440,830)	47,920

Note: Composition of net financial debt

The variation in net financial debt is made up of changes in loans, financial debt and cash flow.

Net financial debt is broken as follows:

	2004	2003	Pro forma 2002	2002

	(thousand euros)
OCEANE convertible bonds	(488,750)	(488,750)	(488,750)	0
TSDI and borrowings from financial institutions	(104,073)	(115,789)	(129,768)	(129,768)
Loan to Pernod Ricard Finance, fully-owned subsidiary	129,767	333,412	98,811	98,811
Marketable securities	176,777	122,552	76,191	76,191
Cash and equivalents	589	272	2,686	2,686
Net financial debt at year-end	(285,690)	(148,303)	(440,830)	47,920

The 2002 pro forma cash flow statement incorporates the OCEANE convertible bonds in net financial debt.

ANALYSIS OF PERNOD RICARD SA FINANCIAL RESULTS

Parent company/subsidiaries relationships

The main role of Pernod Ricard SA, the Group's Parent Company, which is hereafter referred to as the "Company", is to manage and co-ordinate objectives in the areas of strategy, financial control of subsidiaries, acquisitions, marketing, development, research, human resources and communications. Pernod Ricard SA's relationship with its subsidiaries essentially consists of billing of fees for the use of brands owned by Pernod Ricard SA, the rebilling of purchased advertising space and the collection of cash dividends.

Interim situation at 31.12.2004

Operating income, which includes royalties received from brands belonging to the Company, amounted to 63.7 million euros compared with 62.6 million euros in 2003.

Operating expenses amounted to 90.2 million euros compared with 92.9 million euros in 2003. This saving of 2.7 million euros was mainly due to non-recurring 2003 expenses as well as a reduction in fees.

The operating loss thus declined from (30.3) to (26.5) million euros.

Net finance income amounted to 100.3 million euros compared with 274 million euros to end-December 2003. This income mainly consisted of dividends received from subsidiaries. Net finance income in 2003 reflected the collection of exceptional dividends paid by Austin Nichols, Etablissements Vinicoles Champenois and Comrie.

Profit before exceptional items declined to 73.8 million euros compared with 243.6 million euro sin the previous year.

Net exceptional expenses amounted to 5.1 million euros compared with 10.2 million euros in 2003.

Lastly, the Company realised an income tax credit of 25.2 million euros reflecting the effects of tax consolidation.

As a result of the above, the Company realised a net profit in 2004 of 93.9 million euros compared with 249 million euros for 2003.

Change of fiscal year end

Pursuant to a Resolution of the Joint Ordinary and Extraordinary Shareholders' Meeting of 17 May 2004, the current financial year has been extended by six months and will end on 30 June 2005. Future financial years will begin on 1 July and end on 30 June.

As a result, the financial statements drawn up on 31 December 2004 correspond to an interim situation compared with the fiscal year end which will be on 30 June 2005.

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

Prior to the appropriation for the 12-month interim period to 31 December 2004, the balance sheet amounts to 2,129,975,399 euros and the income statement shows a profit of 93,882,087 euros.

By a letter dated 26 March 2004 filed with the DGE (IFU 1), Pernod Ricard SA, as lead company for the tax consolidation group and its consolidated subsidiaries notified their decision to change the year-end of their fiscal year to 30 June of each year instead of 31 December of each year, by virtue of the provisions of Article 223 A of the French General Tax Code, as amended by Article 97 of the Finance Act for 2004.

As a result of this:

– the current fiscal year has an exceptional duration of 18 months for the period beginning on 1 January 2004 and ending on 30 June 2005

– this declaration of financial results relates to the fiscal period from 01.01.2004 to 31.12.2004 in accordance with the provisions of Article 37, paragraph 2, of the General Tax Code.

Notes nos. 1 to 23 below, presented in thousands of euros, form an integral part of the financial statements for the 12 months to 31 December 2004.

Note 1 – Accounting principles and methods

The 2004 financial statements were prepared in accordance with French Generally Accepted Accounting Principles. Accounting principles and methods have been applied in conformity with the prudence principle and to provide a fair view of the business, using the following assumptions:

– going concern

– consistency of accounting methods from one period to the next (except for the change in accounting principle explained in Note 1.1 below)

– independence of accounting periods.

Balance sheet assets and liabilities were valued at their historical cost, contribution cost or market value, depending on which basis was the most appropriate.

1.  Accounting principles and presentation format changes

Beginning on 1 January 2003, the Company elected to apply the preferred method for accounting for its retirement and related commitments. These commitments are calculated in accordance with principles recommended by the French Accounting Committee on 1 April 2003, which are listed in Note 9.

Previously, the Company only partly accounted for its retirement commitments: a retirement benefits provision was only established for employees with more than 10 years of seniority and aged more than 45 years old.

The provision corresponding to the preferred method that was calculated at the beginning of the year of the change in accounting method (1 January 2003), was charged in full to Retained Earnings for an amount of 23 million euros.

2.  Intangible assets

Intangible assets are primarily comprised of brands arising from the Pernod and Ricard companies' merger in 1975 and from subsequent mergers.

Computer software is amortised over 1 and 3 years, based on their probable economic lives.

3.  Property, plant and equipment

Property, plant and equipment assets are valued at acquisition cost (purchase price plus ancillary costs, excluding acquisition costs). Depreciation is calculated using the straight-line or declining balance methods, based on their economic lives:

Buildings	between 20 and 50 years (straight-line)
Fixtures and fittings	10 years (straight-line)
Machinery and plant equipment	5 years (straight-line/declining balance)
Office furniture and equipment	10 years (straight-line) or 4 years (declining balance)

4.  Investments

Equity investments are valued at their acquisition cost, net of ancillary costs, after legal revaluations, where applicable.

A writedown provision is established if the value in use is lower than the net book value.

Value in use is determined based on multi-criteria analysis, taking into account the prorata book value of the subsidiary's shareholders' equity, return on investment, financial and business potential and the market value of its net assets.

5.  Receivables

Receivables are valued at their nominal value. A writedown provision is established in the event their collection value falls below their book value.

6.  Treasury shares

This account mainly includes the treasury shares acquired by the Company for future allocation to employees and managers through a stock option plan.

In order to provide for the costs associated with the probable exercise of options, a writedown provision is established at fiscal year-end if the plan's set purchase price is less than the purchase price paid by the Company.

7.  Provisions for contingencies

Provisions for contingencies are accounted for in accordance with CNC Regulation no. 00-06 of 20 April 2000 on liabilities.

This Regulation provides that a liability is accounted for when an entity has an obligation towards a third party and that it is probable or certain that this obligation will cause an outflow of resources without an equivalent counterpart expected of it. This obligation must exist at the fiscal year-end in order to be recorded.

8.  Translation of foreign currency denominated items

The translation of receivables, liabilities, cash and marketable securities denominated in foreign currencies is as follows:

– all liabilities, receivables, marketable securities and cash are translated at year-end rates;

– translation differences are recorded as a currency translation adjustment, asset or liability;

– establishment of a provision for deferred exchange losses, after taking into account the potential offsetting operations that are subject to foreign exchange coverage.

9.  Financial instruments

Differences arising from changes in value of financial instruments that are used as hedges for covering foreign denominated items are recorded in the income statement in a similar manner to the income or charges of the covered item.

Differences arising from changes in value of financial instruments that are not assimilated to hedges and that are used in operations in organised or similar markets are directly recorded into the income statement.

10.  Income tax

The Company benefits from a Group Tax consolidation as defined by the Law of 31 December 1987. Under certain conditions, this scheme allows for the offsetting against the taxable profits of profitable companies the losses of other companies. The applicable scheme is governed by Articles 223 A and subsequent of the French General Tax Code.

The net receivable or payable amount is recorded in the balance sheet of the Company.

Note 2 – Intangible assets

Gross value

	At 01.01.2004	Acquisitions	Disposals	At 31.12.2004

	(thousand euros)
Business goodwill	915	0	0	915
Brands	33,422	1,126	0	34,548
Software licenses	3,587	325	0	3,912

Total	37,924	1,451	0	39,375

Accumulated amortisation

	At 01.01.2004	Amortisation	Reversals	At 31.12.2004

	(thousand euros)
Business goodwill	(915)	0	0	(915)
Brands	(171)	(352)	0	(523)
Software licenses	(1,692)	(1,021)	0	(2,713)

Total	(2,778)	(1,373)	0	(4,151)

Note 3 – Investments

Gross value

	At 01.01.2004	Acquisitions	Capital operations	Disposals	Transfers	At 31.12.2004

	(thousand euros)
Consolidated subsidiaries shareholdings	1,264,472	5	0	0	0	1,264,477
Non-consolidated entities shareholdings	4,543	9	0	992	0	3,560
Other equity investments	128,778	0	218	29,560	0	99,436
Advances on equity investments	321	0	0	0	0	321

Total equity investments	1,398,114	14	218	30,552	0	1,367,794
Participating loans	310,528	9,404	0	65,244	0	254,688
Other loans	18	0	0	0	0	18
Deposits and sureties	1,113	61	0	26	0	1,148
Treasury shares	0	100,863	0	0	0	100,863

Total	1,709,773	110,342	218	95,822	0	1,724,511

Provisions

	At 01.01.2004	Charges	Reversals	At 31.12.2004

	(thousand euros)
Shareholdings in consolidated subsidiaries	2,617	0	0	2,617
Shareholdings in non-consolidated entities	3,451	0	992	2,459
Other equity investments	96,391	4,577	25,394	75,574
Advances on equity investments	321	0	0	321

Total equity investments	102,780	4,577	26,386	80,971
Participating loans	15	117	0	132

Total	102,795	4,694	26,386	81,103

Note 4 – Receivables' and liabilities maturity

Receivables

	Gross value	Due within 1 year	Due after 1 year

	(thousand euros)
Loans relating to equity investments	254,688	2,621	252,067
Other loans	18	0	18
Other investments	102,011	100,863	1,148

Fixed assets	356,717	103,484	253,233
Current assets (excluding Marketbale Securities/Cash) (1)	244,257	227,836	16,421

Total receivables	600,974	331,320	269,654

Liabilities

	Gross value	Due within 1 year	Due after 1 year	Due after 5 years

	(thousand euros)
OCEANE convertible bonds	547,902	0	547,902	0
Borrowings from financial institutions	74,824	12,420	62,404	0
Subordinated Perpetual Notes (T.S.D.I.)	29,249	3,215	26,034	0
Other debt	0	0	0	0
Operating liabilities	41,135	36,147	4,988	0
Other liabilities	174,224	4,908	169,316	0
Deferred income	24,173	24,173	0	0

Total liabilities	891,507	80,863	810,644	0

(1)
Current asset receivables primarily consist of a loan to Pernod Ricard Finance S.A., a wholly owned subsidiary of the Company.

Note 5 – Marketable securities

	At 01.01.2004		Purchased		Exercised		At 31.12.2004
	quantity	value	quantity	value	quantity	value	quantity	value

	(thousand euros)
Pernod Ricard SA shares
– gross value	2,208,000	122,515	757,821	78,315	505,841	24,090	2,459,980	176,740
– writedown		(2,181)				(786)		(1,395)
– net value	2,208,000	120,334	757,821	78,315	505,841	23,304	2,459,980	175,345

Other companies' shares
– gross value	0	37	0	0	0	0	0	37
– writedown	0	0	0	0	0	37	0	(37)
– net value	0	37	0	0	0	37	0	0

Total	2,208,000	120,371	757,821	78,315	505,841	23,341	2,459,980	175,345

The 31 December 2004 market value of Pernod Ricard shares amounted to € 112.70.

Note 6 – Adjustment assets

	At 01.01.2004	Increases	Decreases	At 31.12.2004

	(thousand euros)
Prepaid expenses	1,043	2,408	0	3,451
OCEANE bond redemption premiums	40,225	0	10,560	30,169
Deferred charges	681	0	300	381
Currency translation adjustments	5,316	6,426	5,316	6,4426

Total	47,265	8,834	15,672	40,427

The main movement concerns the redemption premium relating to the bond carrying an option to convert into new shares/exchange existing shares (OCEANE), whose major features are described in Note 13. This premium, with a gross value of 40,224,770 euros, was subject to an amortisation of € 10,056,193 in 2004, based on bond duration of 5 years and 322 days.

Note 7 – Share capital

At 31 December 2004, the Company's share capital amounted to 218,500,651.10 euros, consisting of 70,484,081 shares with a par value of 3.10 euros each.

Note 8 – Shareholders' equity

	At 01.01.2004	2003 net profit allocation	Dividend distribution	Others	2004 net profit	At 31.12.2004

	(thousand euros)
Share capital	218,501					218,501
Share premium	45					45
Merger premium	37,667					37,667
Legal reserve	16,285			4,371		20,656
PVNLT legal reserve	1,194					1,194
Regulated reserves	379,559					379,559
Retained earnings	325,568	249,016	(138,149)	(17,841)		418,594
Net profit	249,016	(249,016)			93,882	93,882
Regulated provisions	129				(7)	122

Total	1,227,964	0	(138,149)	(13,470)	93,875	1,170,220

Note 9 – Provisions

	At 01.01.2004	Charge increases	Utilised reversals	Non-utilised reversals	At 31.12.2004

	(thousand euros)
Regulated provisions
Special revaluation provision	129	0	7	0	122

Sub-total 1	129	0	7	0	122

Provisions for contingencies
Exchange losses	4,097	4,824	4,097	0	4,824
Other risks	29,548	239	8,753	0	21,034
Tax risks	4,871	628	1,879	1,010	2,610
Retirement and similar benefits	25,811	3,240	2,275	0	26,776

Sub-total 2	64,327	8,931	17,004	1,010	55,244

Writedown provisions
Intangible assets	915	0	0	0	915
Investments	102,795	4,694	26,386	0	81,103
Other	6,336	8,688	1,698	0	13,326

Sub-total 3	110,046	13,382	28,084	0	95,344

Grand total	174,502	22,313	45,095	1,010	150,710

Provisions for contingencies

Other provisions primarily include a provision for exceptional charges regarding the restructuring of the Seagram distribution network that was jointly acquired with Diageo. The provision reversals for the period were related to the liquidation operations of Seagram Group companies.

Retirement benefit provisions in France essentially comprise unfunded retirement benefits and complementary benefits that are partly funded. The impact of the Fillon Law on the calculation of retirement benefits was recorded as "Non-recognised past service costs". They will be amortised over the average remaining years of service of the employees concerned.

Writedown provisions

Investment writedown provisions notably include provisions for Seagram Group companies that will be sold or liquidated. The provision reversals for the period were related to liquidation operations of Seagram Group companies.

Other writedown provisions relate to a writedown of Seagram companies' receivables.

Note 10 – Other balance sheet assets and liabilities

	Amount concerning the companies
Balance sheet accounts (gross value)	Associated	With which the Company has an equity connection

	(thousand euros)
Equity investments	1,264,476	103,317
Equity investment related receivables	253,612	1,076
Trade and related receivables	0	0
Other receivables	158,820	0
Loans and financial debt	0	0
Accounts payable and related accounts	1,374	0
Other liabilities	129,232	389

Note 11 – Adjustment liabilities

	At 01.01.2004	Increases	Decreases	At 31.12.2004

	(thousand euros)
Deferred income	48,157	0	23,984	24,173
Currency translation adjustment	34,333	13,004	34,333	13,004

Total	82,490	13,004	58,317	37,177

Deferred income relates essentially to the factoring of future receivables to a financial institution.

Note 12 – Accrued income and expenses

Accrued income

Accrued income amounts reported in the following balance sheet asset accounts

Amount

(thousand euros)
Equity investment related receivables	2,621
Other investments	0
Trade and related receivables	1,436
Other receivables	5,590
Cash and equivalents	0

Total	9,647

Accrued expenses

Accrued expenses amounts reported in the following balance sheet liability accounts

Amount

(thousand euros)
Borrowings from financial institutions	13,974
Other financial debt	0
Operating liabilities	16,768
Other liabilities	0

Total	30,742

Note 13 – OCEANE convertible bonds

The Company issued 4,567,757 bonds with a par value of 107 euros each, bearing interest at 2.5% per annum and with the right to interest payments from 13 February 2002, convertible into new shares and/or exchangeable for existing shares (OCEANE) for 488,749,999 euros. No notice of option exercise was received during 2004.

These bonds have a duration of 5 years and 322 days, redeemable in full on 1 January 2008 at a price of 119.95 euros.

These bonds have been recorded at their full value, redemption premium included, thus amounting to 547,902,452 euros.

Note 14 – Borrowings from financial institutions

For the Seagram acquisition, the Company partly accessed a syndicated loan, amounting to a principal amount of 1,056 billion euros at 31 December 2001. This loan was repaid mainly by the OCEANE issue in February 2002 and the disposal of various non-strategic assets.

On 4 August 2004, the Pernod Ricard Group arranged a new syndicated multi-currency bank loan with a duration of five years. This loan allowed the Group to repay the balance of the Seagram acquisition loan taken out in 2001 and to benefit from more favourable financing conditions. It amounted to € 62.4 million at 31 December 2004.

This financing led to the issuance of guarantees, as disclosed in Note 21.

Note 15 – Perpetual Subordinated Notes (TSDI)

On 20 March 1992, the Company issued financial debt outside France in the form of Perpetual Subordinated Notes for a total nominal amount of 61 million euros.

These TSDI were "repackaged" following the signing of an agreement with a third party company at the time of the issue.

At 31 December 2004, the amount outstanding was 29.2 million euros and was reported as financial debt. This outstanding amount corresponds to the amount available at the date of issue, restated for the non-deductible interest.

Note 16 – Breakdown of income tax

	Total	Ordinary activities	Exceptional activities

	(thousand euros)
Profit/(loss) before income tax	68,653	73,799	(5,146)
Income tax – pre-Group Tax consolidation	22,011	17,870	4,141
Income tax – Group Tax consolidation	3,218	0	3,218

Net profit	93,882	91,669	2,213

Note 17 – Deferred tax liability decrease

Nature of timing differences

Tax amount

(thousand euros)
Decreases
Expenses that are not tax deductible in the year they are incurred
Organic and others	45
Retirement benefits	1,201
OCEANE convertible bond redemption premium	3,563

Deferred tax liability decreases	4,809

The tax rate used is 35.43%, corresponding to the tax rate in effect in 2004.

Note 18 – Remuneration

Remuneration paid to the five highest-paid executives amounted to 5,032,838 euros.

Note 19 – Operating income

Operating income is primarily derived from brand royalties, which amounted to 40 million euros in 2004.

Other income was primarily due to 20.2 million euros in operating cost transfers relating to the rebilling of advertising space purchasing and various service costs.

The Company does not earn any income from its subsidiaries for its coordination and general services.

Note 20 – Net exceptional expenses

Amount

(thousand euros)
Operating activities	0
Investment activities	(30,641)
Provision reversals and cost transfers	25,494

Net exceptional expenses	(5,147)

The net loss from investment activities is primarily due to losses from liquidations of ex-Seagram companies amounting to (€ 23.2) million.

The provisions reversals and cost transfers include notably provision reversals for writedown of shares of Seagram Group companies liquidated during the period of € 22.8 million.

Note 21 – Off-balance sheet commitments

Commitments given

Amount

(thousand euros)
Guarantees for the benefit of subsidiaries(1)	1,442,618
Operating lease	14,517
Guarantees for the benefit of third parties	0

Total	1,457,135

(1)
Including a guarantee give, relating to the syndicated loan for the Seagram acquisition, for loans and commercial paper. The total value of guarantees for the Seagram acquisition concerning other Company subsidiaries at 31 December 2004 was 847 million euros.

The operating lease relates to the premises at 12 place des Etats-Unis, Paris 16th, and amounts to 14.5 million euros.

The Company, pursuant to Section 17 of the Companies (Amendment) Act, 1986 (Republic of Ireland), irrevocably guaranteed for 2004 the liabilities of the following subsidiaries: Comrie Ltd., Irish Distillers Group Ltd., Irish Distillers Ltd., The West Coast Cooler Co Ltd., Watercourse Distillery Ltd., Fitzgerald & Co Ltd., Ermine Ltd., Gallwey Liqueurs Ltd., Smithfield Holdings Ltd. and Irish Distillers Holding Ltd.

Note 22 – Average workforce size in 2004

	Company employees	On secondment

Managers	89	3
Supervisors and technicians	22	–
Employees(1)	16	–

Average headcount	127	3

Note:

(1)
Excluding 4 apprentices.

Note 23–Subsidiaries and associate companies at 31 December 2004

Equity investments in subsidiaries exceeding 1% of Pernod Ricard SA share capital(1)

				Book value of equity investments
		Shareholders' equity before net profit allocation						Net excluding duties and taxes sales
	Share capital		% owned				Guarantees and pledges		Net profit/(loss)	Dividends received
				Brute	Nette	Loans

	(thousand euros)
Ricard, 4 et 6, rue Berthelot, 13014 Marseille	54,000	149,532	100.00	67,227	67,227			439,071	55,023	51,975
Austin Nichols, 777 Westchester Avenue, White Plains, N.Y. 10604 (USA)	1	188,320	100.00	168,118	168,118		381,763	63,486	33,092	–
Pernod, 120, avenue du Maréchal-Foch, 94015 Créteil	40,000	134,960	100.00	94,941	94,941			301,666	9,633	9,185
Compagnie Financière des Produits Orangina, 17, boulevard de l'Europe, BP241, 13747 Vitrolles Cedex	10,000	34,602	99.97	39,587	39,587			9,291	23,209	853
Pernod Ricard Europe, 2, rue de Solférino, 75340 Paris cedex 07	40,000	65,242	100.00	36,406	36,406			31,766	11,678
Campbell, 111/113 Renfrew Road, Paisley, PA3 4DY (Scotland)	10,590	32,037	95.98	40,198	40,198			–	–
Santa Lina, 12 place des Etats-Unis, 75116 PARIS	4,158	263,840	99.98	145,274	145,274			–	(37,743)
PERNOD RICARD Finance, 12, place des Etats-Unis, 75116 PARIS	77,000	117,976	100.00	89,220	89,220		541,174	–	(3,668)
Résidences de Cavalière, 83290 Cavalière	3,140	1,108	99.98	3,125	739	945		58	464
Pernod Ricard Australia, 33 Exeter Terrace, Devon Park SA 5008 (Australia)	114,574	124,012	100.00	151,789	151,789			–	18,112	17,806
Comrie, Temple Chambers, 3, Burlington Road, DUBLIN 4 (Ireland)	64,829	312,639	100.00	64,833	64,833	224,703	48	–	46,553	–
Yerevan Brandy Company, 2, Admiral Isakov Avenue, Yerevan 375092 (Armenia)	15,962	53,846	100.00	27,856	27,856		11,747	28,656	11,040
Pernod Ricard Acquisition II 777 Westchester Avenue, White Plains, NY 10604	550,620	551,350	20.00	167,038	167,038			0	45,072	10,780
Etablissements Vinicoles Champenois 12, place des Etats-Unis, 75116 PARIS	71,675	188,648	100.00	100,955	100,955		249,615	–	86,131	2,820
International Cognac Holding 7, place Edouard Martell, 16 100 Cognac	42,240	21,406	100.00	42,240	42,240			–	(3,865)

Information on other subsidiaries and associate companies
Subsidaries:
French				507	507	0	0			0
Foreign				28,625	26,008	28,908	0			2,497
Associate companies:
French				96	23	0	0			0
Foreign				99,436	23,862	0	0			12

(1)
This schedule excludes information relating to the net book value of the shares held in former Seagram companies that are not consolidated.

Five-year financial results highlights(1)

	2000	2001	2002	2003	2004

	(euros)
Share capital at year-end
Share capital value	171,921,818	174,798,646	174,800,521	218,500,651	218,500,651
Number of shares issued at 31 December	56,386,660	56,386,660	56,387,265	70,484,081	70,484,081
Number of convertible bonds or bonds exchangeable for shares issued	–	–	4,567,757	4,567,757	4,567,757
Number of bonus shares allocated on 14 February (dividend rights from January 1, 2002)	–	–	14,096,816	–	–

Operating results
Net sales (excluding duties and taxes)	–	–	–	–	–
Profit before taxes, amortisation, depreciation and provision charges	55,261,384	110,838,645	292,529,799	242,631,812	47,339,833
Income tax	15,088,284	21,877,829	70,210,817	15,610,839	25,229,850
Net profit/(loss)	68,827,725	(74,537,885)	345,778,498	249,015,436	93,882,087
Dividends distributed(3)	90,218,656	101,495,988	126,871,346	138,148,799	–

Earnings per share (EPS) and dividend per share
EPS – After tax profit, but before depreciation, amortisation and provision charges	1.25	2.35	6.43	3.66	0.67
EPS – Net profit	1.22	(1.32)	6.13	3.53	1.33
Dividend per share(3)	1.60	1.80	1.80	1.96	–
Dividend per share – adjusted for share capital movements(2)	1.28	1.44	1.80	1.96	–

Personnel
Number of employees	49	56	88	117	127
Total payroll	5,729,006	7,403,821	11,891,471	15,871,787	18,477,567
Social security charges	2,267,518	2,919,785	5,490,206	6,786,216	6,213,135

(1)
For comparative purposes, historical data in French Francs for 2000 has been converted into Euros and rounded to the nearest Euro.

(2)
Dividend restated to take into account changes in Group structure between 31 December 2002 and the date of net profit allocation.

(3)
Dividends for 2005 will be finally known following the Shareholders' Meeting of 10 November 2005 (dividends for the 18-month period from 1 January 2004 to 30 June 2005).

Previous five-year dividend distribution(1)

Year	Payment date		Cash dividend	Tax credit	Gross dividend	Annual total

	(euros)
1999	12.01.2000		0.75	0.375	1.125
	10.05.2000		0.85	0.425	1.275	2.40
2000	11.01.2001		0.80	0.40	1.20
	10.05.2001		0.80	0.40	1.20	2.40
2001	10.01.2002		0.80	0.40	1.20
	11.06.2002		1.00	0.50	1.50	2.70
2002	14.01.03/05.03.03	(2)	0.90	0.45	1.35
	15.05.2003		0.90	0.45	1.35	2.70
2003	13.01.2004		0.90	0.45	1.35
	25.05.2004		1.06	0.53	1.59	2.94
2004/2005	11.01.2005		0.98	not applicable	0.98	(3)

(1)
For comparative purposes, historical data in French Francs for 1999 and 2000 has been converted into Euros and rounded to the nearest Euro.

(2)
The new shares, resulting from the increase in share capital through the incorporation of reserves and the allocation of bonus shares with effect from 14 February 2003, on the basis of one bonus share for every 4 existing shares, were created with dividend rights from 1 January 2002 and on registration had the right to an interim cash dividend of 0.90 euros per share paid to holders of existing shares on 14 January 2003.

(3)
First interim dividend for the 18-month period 2004/2005. A second interim dividend of 1.16 euros will be paid on 7 June 2005. The final dividend will be decided following the Shareholders' Meeting convened to consider the financial statements for the 2004/2005 period which will take place on 10 November 2005.

Unclaimed dividends are transferred to the Public Treasury five years after their due date.

Equity investment at 31 December 2004

French equity investments with a net book value in excess of €100,000	Number of shares held	Net book value

		(euros)
Santa Lina	20,047	145,274,185
EVC	234,989	100,955,022
Pernod	2,579,984	94,940,630
Pernod Ricard Finance	10,317,433	89,220,484
Ricard	1,749,991	67,227,023
I.C.H.	42,600	42,240,000
CFPO	11,907	39,587,134
Pernod Ricard Europe	999,992	36,406,017
Résidences de Cavalière	205,950	739,118
SCI du Domaine de Cavalière	19,400	338,620
Galibert et Varon	4,992	117,463
Sub-total		617,045,696

Other French companies' shares		74,032
Equity investments in unlisted foreign companies		669,702,803

Total at 31.12.04		1,286,822,531

STATUTORY AUDITORS' REPORT ON THE INTERIM PARENT COMPANY FINANCIAL STATEMENTS FOR THE PERIOD FROM 1 JANUARY 2004 TO 31 DECEMBER 2004

Pursuant to the request made to us as Statutory Auditors of the Company, we have conducted an audit of the interim financial statements for the period from 1st January 2004 to 31 December 2004, as annexed to this report.

The parent company financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I – Opinion on the interim financial statements

We conducted our audit in accordance with accepted professional standards in France. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management as well as evaluating the overall adequacy of the presentation of information in these interim financial statements. We believe our audit provides a reasonable basis for our opinion expressed below.

In our opinion, the parent company interim financial statements give a true and fair view of the financial position, assets and liabilities and net profit of the Company for the period then ended, in accordance with French accounting standards and principles.

II – Justification of Auditors' assessments

In application of the provisions of Article L.225-235 of the Commercial Code regarding the justification of our assessments, we bring to your attention the following matters:

Investments have been valued in accordance with the accounting methods described in the Note called "Accounting standards and methods – Investments". Within the framework of our engagement, we have reviewed the appropriateness of these accounting methods as well as the reasonableness of the assumptions used and of the valuations resulting therefrom.

The assessments that we have made of these matters fall within the framework of our audit which focus on the parent company interim financial statements as a whole, and accordingly contributed to the issuance of the clean opinion in the first part of this report.

Neuilly-sur-Seine and Paris, 3 May 2005
The Statutory Auditors

DELOITTE & ASSOCIES

Alain PONS
Alain PENANGUER

MAZARS & GUERARD

Frédéric ALLILAIRE

SOCIETE D'EXPERTISE COMPTABLE
A. ET L. GENOT
GROUPE RSM

Jean-Claude REYDEL

SALUSTRO REYDEL

Information concerning companies not included in the scope of consolidation in which Pernod Ricard holds a shareholding and that are capable of having a significant impact on its shareholders' equity, its financial situation or its financial results:

NONE

Fees of the Auditors:

	Deloitte	Mazars	Genot	Others	Total

	(thousand euros)
Certification	(2,450)	(2,533)	(71)	(258)	(5,312)
Related projects	(126)	(143)	(28)	(12)	(308)
Total Audit	(2,575)	(2,676)	(99)	(270)	(5,620)
Legal and tax	(165)	(75)	–	(407)	(647)
Other Services	(311)	(2)	–	(102)	(415)
Total Services	(476)	(77)	–	(509)	(1,063)

Total Audit and Services	(3,052)	(2,753)	(99)	(779)	(6,683)

CHAPTER 6—GENERAL INFORMATION REGARDING LINA 3, GOAL ACQUISITIONS (HOLDINGS) LIMITED AND GOAL ACQUISITIONS LIMITED

As described in paragraph 2.2.1.3, the Transaction will be executed using three acquisition vehicles:

—
Lina 3, a company governed by French law, an acquisition vehicle existing within the Pernod Ricard Group;

—
Goal Acquisitions (Holdings) Limited, a company governed by English law, an acquisition vehicle participating in the financing of the Transaction; and

—
Goal Acquisitions Limited, a company registered in Guernsey, an acquisition vehicle which is making the Offer on behalf of Pernod Ricard and vehicle for Fortune Brands to take part in the Transaction.

These companies will own Allied Domecq on completion of the Transaction as follows:

6.1    Lina 3

6.1.1    General information regarding Lina 3

Lina 3 is a simplified joint stock company held by one entity, whose head office is located at 2/2 bis Rue de Solferino, 75007 Paris, registered in the Paris Corporate Register under number 440 042 521 and was incorporated on November 28, 2001.

The Company's purpose is directly or indirectly:

•
the manufacture, purchase and sales of all wines, spirits and liqueurs, as well as of alcohol and all food products, the use, conversion and trading in all forms of finished or semi-finished products, by-products and substitutes generated by the main production operations carried out in the distilleries or other industrial establishments of the same type;

•
the above operations may be carried out on a wholesale, semi-wholesale or retail basis and in any places in France or outside France;

•
storage, purchase and sale arising from the above activities;

•
the representation of any French or foreign manufacturers, producing, manufacturing or selling products of the same type;

•
investment in any businesses or operations whatsoever, that may be related to production or trading in the same products in any form whatsoever, through the creation of new companies, contributions, subscriptions, purchases of securities or shareholdings, etc.;

•
any operations connected to the hotel industry and the leisure business in general, notably the investment by the Company in any enterprises or companies (created or to be created), businesses or operations whatsoever, that may be related to the hotel industry or leisure in general, it being specified that the Company may conduct all these transactions on its own account or on behalf of third parties (either alone or through equity investment), or partnerships or companies with any third parties or other companies, and carry them out in any form whatsoever, such as through contributions, mergers, subscriptions or the purchase of securities or shareholdings, etc.;

•
investments in any industrial, commercial, agricultural, property, financial or other companies, formed or to be formed, whether French or foreign;

•
the acquisition, disposal, exchange and any transaction involving shares, equity interests or partnership holdings, investment certificates, convertible or exchangeable bonds, equity warrants, bonds with equity warrants and, generally, any securities and property rights whatsoever;

•
any agricultural, crop growing, arboriculture, cattle breeding or wine growing operations, etc., any connected or derived agricultural or industrial operations relating thereto; and

•
generally, any industrial, commercial, financial, property or securities operations related directly or indirectly to the above objects and being capable of encouraging their development.

The Statutory Auditors of Lina 3 are A. & L. Genot, Le Grand Pavois, 320 Avenue du Prado, 13268 Marseilles cedex 08, an accounting firm registered in the Paris Corporate Register under number 305 036 386, and appointed on November 12, 2001 for a term of 6 financial years.

The Alternate Auditors of Lina 3 are Jean Delquie CCC—JD, 84 Boulevard de Reuilly, 75012 Paris, an accounting firm registered in the Paris Corporate Register under number 349 658 450, and appointed on November 12, 2001 for a term of 6 financial years.

6.1.2    Information regarding the share capital of Lina 3

6.1.2.1    Share capital

The share capital of Lina 3 was increased on May 6, 2005 from forty thousand euros (40,000 euros) to fixed at eighty-three million seven hundred and thirty-five thousand euros (83,735,000 euros), divided into eight hundred and thirty-seven thousand three hundred and fifty (837,350) shares of one hundred Euros (100 euros) each, all of the same class.

6.1.2.2    Other securities giving access to the share capital

There are no other securities giving access to the share capital.

6.1.2.3    Allocation of the share capital and voting rights at May 18, 2005

All of the shares and voting rights of Lina 3 are held by Pernod Ricard.

6.1.3    Management and supervisory bodies

The company is managed by a Chairman, Mr Richard Burrows, residing at Dunseverick, Coast Road, Portmarnock, Co Dublin, Ireland, appointed at the incorporation of the company.

The Chairman represents the company with regard to third parties and is vested with the widest powers to act in the name of the company in any circumstances.

In relation to third parties, the company is capable of being bound by the acts of the Chairman even if they do not fall within its business purpose.

However, as an internal rule, without restrictions in relation to third parties, it is expressly stipulated that the Chairman must obtain the prior authorisation of the sole shareholder or the shareholders to carry out any transactions for an amount in excess of € 750,000 and to dispose of investments regardless of their importance.

The management of the company is also conducted by a Chief Executive Officer, Mr Pierre Pringuet, residing at 15 avenue Robert Schuman, 75007 Paris.

6.1.4    General information regarding Lina 3

The purpose of this company is to act as a holding company.

6.1.5    Recent developments and future prospects

At this stage, Pernod Ricard does not envisage merging Lina 3 with another company of the Group or liquidating it.

Within the framework of the Scheme of Arrangement, Pernod Ricard nevertheless reserves the right to modify the structure of Lina 3's share capital.

6.1.6    Financial information regarding Lina 3

6.1.6.1    Balance sheet and income statement at December 31, 2004.

The current financial year has been extended to 18 months and will end on June 30, 2005. The balance sheet and income statement information at December 31, 2004 corresponds to an interim 12-month situation.

(a)   Balance sheet at December 31, 2004

At December 31, 2004
(€)
Assets
Cash and equivalents	38,489

Total assets	38,489

At December 31, 2004
(€)
Shareholders' equity and liabilities
Shareholders' equity
Share capital	40,000
Legal reserve	0
Regulated reserves	0
Retained earnings	(5,634)
Net profit (loss)	(3,961)

Total shareholders' equity	30,404

Other shareholders funds
Proceeds of the issue of non-voting securities	0

Total other shareholders' funds	0

Provisions for contingencies
Provisions for contingencies	0
Provisions for charges	0

Total provisions for contingencies	0

Liabilities
Financial debt:
Borrowings from credit institutions	15
Other borrowings	5,820
Current liabilities:
Accounts payable and related accounts	2,250
Tax and social security liabilities
Other liabilities:
Fixed asset related liabilities and related accounts
Other liabilities

Total liabilities	8,085

Currency translation differences	0

Total liabilities and shareholders' equity	38,489

(b)   Interim situation for 12 months to December 31, 2004

Interim situation for 12 months to 31 December 2004
(€)
Income and expenses
Operating profit
Operating revenues
Sale of goods	0
Production sold	0
Production immobilised	0
Other revenues	0
Operating costs
Cost of goods sold	0
Variation in goods inventories	0
Other outside purchases and charges	3,909
Taxes, duties and similar payments	52
Wages and salaries
Social Security contributions

Operating profit (loss)	(3,961)

Financial income
Financial income	0
Profit allocated or charges transferred	0
Loss borne or profit transferred	0
Net proceeds of disposals of marketable securities	0
Financial costs
Depreciation, amortisation and provisions	0
Other financial costs
Net financial income	0

Net profit before tax and exceptional items	(3,961)

Net exceptional income (loss)	0
Exceptional income
From current operations	0
From investment operations	0
Exceptional costs
For current operations	0
For investment operations	0

Net exceptional income (loss)	0

Net profit	(3,961)

6.1.6.2    Accounting standards and methods

Accounting principles have been applied prudently and in accordance with the following assumptions:

•
the company is a going concern;

•
the use of consistent accounting methods from one year to another; and

•
the independence of financial years;

and in accordance with the general rules for preparing and presenting annual financial statements.

The basic method used for the valuation of items recorded in the accounts is the historic costs method.

The principal methods used are the following:

Receivables

Receivables are valued at their nominal value. A provision for depreciation is made when the market value is less than the book value.

6.1.6.3    Notes regarding the annual financial statements

•
Deferred charges

Deferred charges included in balance sheet
(€)
Convertible bonds
Other bonds
Borrowings from credit institutions	15
Other borrowings	5,820
Accounts payable and related accounts	2,250
Tax and social security liabilities
Other liabilities

TOTAL	8,085

•
Share capital

	Number	Par value
Shares making up the share capital at the beginning of the financial year	400	100
Shares issued during the financial year	836,950	100
Shares redeemed or cancelled during the financial year

Shares making up the share capital at the end of the financial year	837,350	100

•
Other information

Off-balance sheet commitments

None

Tax consolidation regime:

Since January 1, 2002, the company has been a member of the tax consolidation group of which Pernod Ricard is the Parent Company, within the framework of the provisions of Article 223 of the French Tax Code.

6.2    Goal Acquisitions (Holdings) Limited

6.2.1    General information regarding Goal Acquisitions (Holdings) Limited

Goal Acquisitions (Holdings) Limited is a private company limited by shares governed by English law, whose head office is located at 10 Norwich Street, London EC4A 1BD, registered in England and Wales, whose registration number is 5421315 and which was incorporated on April 11, 2005.

This company's purpose is to act as a financial holding company. The company has not yet appointed Auditors.

6.2.2    Information regarding the share capital of Goal Acquisitions (Holdings) Limited

6.2.2.1    Share capital

The authorised share capital is fixed at one hundred thousand pounds sterling (100,000) and at 10 billion euros (of which one hundred thousand pounds sterling (100,000) and approximately eighty-three million five hundred and seventy-five thousand euros (83,575,185.69) have been paid up), divided into one hundred thousand (100,000) shares of one (1) pound sterling each and 10,000,000 A Shares of one (1) pound sterling each.

†
English law allows for the distinction between issued share capital which corresponds to the French notion of share capital and authorised share capital which corresponds to the French notion of delegations given by certain companies to their board of directors in order to issue shares.

††
The share capital may be amended as described in paragraph 6.3.5 below.

6.2.2.2    Other securities giving access to the share capital

There are no other securities giving access to the share capital.

6.2.2.3    Allocation of the share capital and voting rights at May 18, 2004

All of the shares and voting rights of Goal Acquisitions (Holdings) Limited are held by Lina 3, described in paragraph 6.1 above.

6.2.3    Management and Supervisory bodies

The members of the Board of Directors of Goal Acquisitions (Holdings) Limited are:

—
Emmanuel Babeau

—
Ian FitzSimons

—
Christian Porta

—
Anthony Schofield

—
Aziz Jetha

The members of the Board of Directors were appointed on April 14, 2005 and April 19, 2005 for an unlimited period.

6.2.4    General information concerning Goal Acquisitions (Holdings) Limited

The purpose of this company is to act as a financial holding company.

6.2.5    Recent developments and future prospects

Pernod Ricard does not presently envisage merging Goal Acquisitions (Holdings) Limited with another Group company or liquidating it.

Under the terms of the Scheme of Arrangement, Pernod Ricard or one of its subsidiaries nevertheless reserves the right to modify the structure of the share capital of Goal Acquisitions (Holdings) Limited. Goal Acquisitions (Holdings) Limited shall borrow on the "Effective Date" from Pernod Ricard or one of its subsidiaries in order to subscribe for the share capital of Goal Acquisitions Limited in connection with financing the cash component of the consideration payable to the Allied Domecq shareholders.

6.2.6    Financial information regarding Goal Acquisitions (Holdings) Limited

Since the company was only incorporated in April 2005, it has not yet published any financial statements.

6.3.    Goal Acquisitions Limited

6.3.1    General information regarding Goal Acquisitions Limited

Goal Acquisitions Limited is a private company limited by shares registered on April 13, 2005 in Guernsey under number 43045 whose registered office is located at 1 Le Marchant Street, St. Peter Port, Guernsey.

The purpose of this company is to act as a holding company. It has not yet appointed Auditors.

6.3.2    Information regarding the share capital of Goal Acquisitions Limited

6.3.2.1    Share capital

The authorised share capital is fixed at two billion eight hundred and ten million Euros (2,810,000,000) (of which fifty thousand pounds sterling (50,000) has been issued), divided into one billion (1,000,000,000)

shares of one (1) pence each, and two billion eight hundred (2,800,000,000) million tracker shares of one (1) pound sterling each.

†
English law allows for the distinction between issued share capital which corresponds to the French notion of share capital and authorised share capital which corresponds to the French notion of delegations given by certain companies to their board of directors in order to issue shares.

††
The share capital may be amended as described in paragraph 6.3.5 below.

6.3.2.3    Allocation of the share capital and voting rights at May 18, 2004

99.99% of the shares and voting rights of Goal Acquisitions Limited are held by Goal Acquisitions (Holdings) Limited, described in paragraph 6.2 above, and 0.01% of the shares and voting rights are held by Pernod Ricard.

6.3.3    Management and supervisory bodies

The members of the Board of Directors of Goal Acquisitions Limited are:

—
Emmanuel Babeau

—
Ian FitzSimons

—
Christian Porta

—
Anthony Schofield

—
Aziz Jetha

The members of the Board of Directors were appointed on April 14, 2005 and April 19, 2005 for an unlimited period.

6.3.4    General information regarding Goal Acquisitions Limited

The purpose of this company is to act as a financial holding company.

6.3.5    Recent developments and future prospects

It is envisaged as from now up and until the implementation of the Transaction:

(i)
that the tracker shares subscribed by Fortune Brands for approximately £2.7 billion (as described in paragraph 2.2.7.4) be issued.

(ii)
that the share capital of Goal Acquisitions Limited be increased by €4.7 billion by subscription of new shares by Goal Acquisitions (Holdings) Limited, which will finance this subscription through a loan granted to it by Pernod Ricard or one of its subsidiaries under the conditions described in paragraph 2.2.7.4.

Goal Acquisitions Limited will use these funds to finance the consideration to be given to the Allied Domecq shareholders in connection with the Scheme of Arrangement.

The share capital of Goal Acquisitions Limited will also be increased by means of a contribution in kind by Goal Acquisitions (Holdings) Limited consisting of Allied Domecq shares received in exchange for Pernod Ricard shares.

Subject to the terms of the agreements with Fortune Brands, Pernod Ricard or one of its subsidiaries nevertheless reserves the right to change the composition of all or part of the share capital of Goal Acquisitions Limited.

At this stage, Pernod Ricard does not presently envisage merging Goal Acquisitions Limited with another Group company or liquidating it.

6.3.6    Financial information regarding Goal Acquisitions Limited

Since the company was only registered in April 2005, it has not yet published any financial statements.

CHAPTER 7—GENERAL INFORMATION ON ALLIED DOMECQ PLC

The information concerning Allied Domecq mentioned in this document is derived from information publicly released by Allied Domecq.

7.1    General information on Allied Domecq

7.1.1    Company name

Allied Domecq PLC

7.1.2    Date of incorporation

11 May 1999

7.1.3    Registered office

The Pavilions, Bridgwater Road, Bedminster Down, Bristol, BS13 8AR, United Kingdom

7.1.4    Corporate purpose

The Memorandum of Association of new Allied Domecq provides that its principal objects are to:

—
carry on the business of a holding company; and

—
carry on any business, trade or activity of any nature whatsoever which may seem to the Directors to be capable of being conveniently or advantageously carried on in connection or conjunction with any business of new Allied Domecq or to be expedient with a view directly or indirectly to enhancing the value of or to rendering profitable or more profitable any of new Allied Domecq's assets or utilising its skills, know-how or expertise.

7.1.5    Governing law and jurisdiction

The company is registered under the law of England and Wales, with the registered Company no. 03771147

7.1.6    Financial year

From 1 September to 31 August.

7.1.7    Auditors

KPMG Audit PLC, 8 Salisbury Square, London, EC4Y 8BB. The Audit Committee approved on 12 October 2004 the appointment of KPMG Audit PLC.

7.1.8    Place where corporate documents may be inspected:

The corporate documents are available either from the Registrar of Companies for England and Wales or from the head office of Allied Domecq (The Pavilions, Bridgwater Road, Bedminster Down, Bristol BS13 8AR, United Kingdom).

7.1.9    Transactions with related parties

Other than as disclosed in this document, there have been no material transactions with related parties.

7.2    Information on Allied Domecq's share capital

7.2.1    Share capital

At 31 August 2004, the authorised share capital of Allied Domecq was 400,000,000 pounds sterling consisting of 1,600,000,000 fully paid Ordinary Shares.

At the close of business on 5 April 2005 Allied Domecq had in issue 1,106,570,314 Ordinary Shares of 25p each.

Change in the share capital over the last 5 years

Date of the change to the share capital	Nature of the change	Number of shares issued/ cancelled	Nominal amount of the capital increase/ decrease	Par value per share	Premium per share	Total premiums	Total nominal value of the issued share capital	Total number of shares issued
01.01.2002	Increase in the authorised share capital	400,000,000	£100,000,000	25 pence	Nil	Nil	£266,892,578.20	1,067,570,314
04.03.2002	Share award	39,000,000	£9,750,000	25 pence	£3.65	£142,350,000	£276,642,578.5	1,106,570,314

7.2.2    Other securities giving access to the capital

As at 6 May 2005, there were outstanding options over 24,398,505 Allied Domecq ordinary shares as described in paragraphs 7.2.2.1 and 7.2.2.2. The maximum number of existing shares to be issued in the event of the exercise of the options is 1,118,232,155 shares.

7.2.2.1    Options giving access to the capital

Scheme	Award date	First day of exercise period	Last day of exercise period	Issuance price (pence)	Options outstanding	Vested/ Non-vested
Allied Domecq PLC—Inland Revenue Approved Executive Share Option Scheme 1999	5 May 2000 8 May 2001 2 November 2001 3 May 2002 1 November 2002 1 May 2003 23 October 2003 26 April 2004	5 May 2003 8 May 2004 2 November 2004 3 May 2005 1 November 2005 1 May 2006 23 October 2006 26 April 2007	4 May 2010 7 May 2011 1 November 2011 2 May 2012 31 October 2012 30 April 2013 22 October 2013 25 April 2014	331.00 408.00 351.50 483.00 382.00 351.00 383.00 455.25	9,063 294,732 47,727 27,396 391,565 25,641 335,451 6,589	Vested Vested Vested Non-Vested Non-Vested Non-Vested Non-Vested Non-Vested

Total for the Scheme					1,138,164

Allied Domecq PLC Executive Share Option Scheme 1999	1 November 1999 16 November 1999 5 May 2000 8 May 2001 2 November 2001 3 May 2002 1 November 2002 1 May 2003 23 October 2003 26 April 2004	1 November 2002 16 November 2002 5 May 2003 8 May 2004 2 November 2004 3 May 2005 1 November 2005 1 May 2006 23 October 2006 26 April 2007	31 October 2009 15 November 2009 4 May 2010 7 May 2011 1 November 2011 2 May 2012 31 October 2012 30 April 2013 22 October 2013 25 April 2014	342.00 331.50 331.00 408.00 351.50 438.00 382.00 351.00 383.00 455.25	937,894 142,500 937 916,560 1,178,969 171,350 6,037,401 64,359 7,354,137 129,901	Vested Vested Vested Vested Vested Vested Non-Vested Non-Vested Non-Vested Non-Vested

Total for the Scheme					16,934,008

Allied Domecq PLC Long-Term Incentive Scheme 1999	1 November 2002 23 October 2003 26 April 2004 31 January 2005 25 April 2005	1 November 2005 23 October 2006 26 April 2007 1 September 2007	31 October 2012 22 October 2013 25 April 2014 31 August 2014	0.10 0.10 0.10 Nil cost Nil cost	878,803 924,839 49,423 837,165 43,740	Non-Vested Non-Vested Non-Vested Non-Vested

Total for the Scheme					2,733,970

Allied Domecq PLC Share Appreciation Rights Plan 1999	16 November 1999 5 May 2000 8 May 2001 2 November 2001 3 May 2002	16 November 2002 5 May 2003 8 May 2004 2 November 2004 3 May 2005	15 November 2009 4 May 2010 7 May 2011 1 November 2011 2 May 2012	331.50 331.00 408.00 351.50 438.00	127,500 7,500 267,500 580,016 47,500	Vested Vested Vested Vested Non-Vested

Total for the Scheme					1,030,016

Deferred Bonus Scheme	FY 2002	See last column on the right	See last column on the right	n/a	223,822	Matching element to be released on 31 August 2005
	FY 2002	See last column on the right	See last column on the right	n/a	223,822	Bonus shares held on trust to be released on 31 August 2005
	FY 2003	See last column on the right	See last column on the right	n/a	278,509	Matching element—50% to be released on 31 August 2005 and 50% on 31 August 2006
	FY 2003	See last column on the right	See last column on the right	n/a	278,509	Bonus shares held on trust. 50% to be released on 31 August 2005 and 50% on 31 August 2006
	FY 2004	See last column on the right	See last column on the right	n/a	252,884	Matching element—50% to be released on 31 August 2006 and 50% on 31 August 2007
	FY 2004	See last column on the right	See last column on the right	n/a	252,884	Bonus shares held on trust. 50% to be released on 31 August 2006 and 50% on 31 August 2007

Total for the Scheme					1,510,430

Allied Domecq PLC Performance Share Plan 2005
Nominal Cost Options	31 January 2005	1 September 2007	n/a	100.00	17,250	Non-Vested
Nil-cost Options	31 January 2005	1 September 2007	n/a	Nil	7,000	Non-Vested
Forfeitable shares	31 January 2005	1 September 2007	n/a	n/a	873,732	Non-Vested
Conditional shares	31 January 2005	1 September 2007	n/a	n/a	352,415	Non-Vested

Total for the Scheme					1,250,397

Allied Domecq PLC SAYE Scheme 1999	3 December 1999	1 January 2005	30 June 2005	262.00	14,167	Vested

Total for the Scheme					14,167

Allied Domecq International SAYE Scheme 1999	2 June 2000 2 November 2001 2 November 2001	1 August 2005 1 February 2005 1 February 2007	31 January 2006 31 July 2005 31 July 2007	265.00 282.00 282.00	103,966 83,412 60,961	Vested Vested Vested

Total for the Scheme					248 339

Total number of options outstanding					24,859,491

7.2.2.2    Options giving access to ADRs

Scheme	Award date	First day of exercise period	Last day of exercise period	Exercise price US$	Total number of ADR- related outstanding options	Total Options outstanding (in equivalent number of ordinary shares)	Vested/ Non-vested
Allied Domecq PLC Executive Share Options Scheme 1999
Incentive Stock Options	1 November 2002	1 November 2005	31 October 2012	24.45	360,506		Non-Vested
	8 January 2003	8 January 2006	7 January 2013	25.85	3,868		Non-Vested
	1 May 2003	1 May 2006	30 April 2013	22.93	3,750		Non-Vested
	23 October 2003	23 October 2006	22 October 2013	26.16	352,555		Non-Vested

Total for the Scheme					720,679	2,882,716

Allied Domecq PLC Executive Share Options Scheme 1999
Non-Qualifying Stock Options	1 November 2002	1 November 2005	31 October 2012	24.45	33,338		Non-Vested
	8 January 2003	8 January 2006	7 January 2013	25.85	33,366		Non-Vested
	23 October 2003	23 October 2006	22 October 2013	26.16	304,105		Non-Vested

Total for the Scheme					370,809	1,483,236

Allied Domecq PLC Long-Term Incentive Plan 1999	8 January 2003 23 October 2003	8 January 2006 23 October 2006	7 January 2013 22 October 2013	0.006 0.006	21,276 41,952		Non-Vested Non-Vested
	31 January 2005	11 September 2007	25 months after this date	Nil cost	27,248		Non-Vested

Total for the Scheme					90,476	361,904

Deferred Bonus Scheme (US Conditional awards)	FY 2003	See last column on the right	See last column on the right	n/a	2,921		Matching element-50%to be released on 31 August 2005 and 50% on 31 August 2006
	FY 2003	See last column on the right	See last column on the right	n/a	3,071		Conditional awards/dividend shares. 50% to be released 31 August 2005 and 50% 31 August 2006
	FY2004	See last column on the right	See last column on the right	n/a	9,161		Matching element-50%to be released on 31 August 2006 and 50% on 31 August 2007
	FY 2004	See last column on the right	See last column on the right	n/a	9,333		Conditional awards/dividend shares. 50% to be released 31 August 2006 and 50% 31 August 2007

Total for the Scheme					24,486	97,944

Allied Domecq PLC Performance Share Plan 2005
Award of conditional shares	31 January 2005	1 September 2007	n/a	n/a	95,748		Non-Vested

Total for the Scheme					95,748	382,992

Total number of outstanding ADRs					1,302,198

Total outstanding in equivalent of ordinary shares						5,208,792

Awards under the Allied Domecq Share Schemes (including options) will become exercisable or vest on the sanction of the Court at the Court Hearing sanctioning the Scheme of Arrangement. In the case of the Allied Domecq PLC Long Term Incentive Scheme 1999 and the Allied Domecq PLC Performance Share Plan 2005, awards will vest subject to the satisfaction of the applicable performance conditions at the time of exercise. It is currently expected, however, that these performance conditions will be satisfied in full. Certain of the options granted under the Allied Domecq PLC International SAYE Scheme 1999 will only be exercisable using the savings that optionholders have made under their related savings contract at the date of exercise.

As an alternative to the exercise or vesting of awards, participants will be offered the opportunity to cancel their awards in return for a cash payment equal to the difference between the option price (if any) and 670 pence (being the amount they would have received under the Scheme of Arrangement had their awards been exercised or vested and they had participated in the Scheme of Arrangement and made a successful election under the mix and match election to receive all their consideration in cash).

In addition, an amendment will be made to Allied Domecq's Articles of Association to the effect that any Allied Domecq shares issued to any person after the Effective Date will automatically be transferred to Goal for 670 pence in cash. Participants in the Allied Domecq share schemes will be sent details of the proposals in respect of their outstanding options and awards.

7.2.3    Allocation of the capital and voting rights as of 13 April 2005

As at 13 April 2005, Allied Domecq had been notified of the following shareholdings representing 3% or more of the issued share capital of Allied Domecq.

Shareholder	Allied Domecq shares	Total percentage of Allied Domecq shares outstanding
Morgan Stanley International Mgmt Ltd	103,705,012	9.37
Schroder Investment Mgmt Ltd	55,518,134	5.02
Morley Fund Management Limited	47,812,614	4.32
Silchester International Investors	45,600,798	4.12
Legal & General Investment Mgmt Ltd	39,362,867	3.56
Suntory Limited	37,834,591	3.42
Insight Investment Management Ltd	36,214,381	3.27
Barclays Global Investors	35,653,366	3.22

Notes:

(1)
On 26 and 28 April 2005, Allied Domecq was given notice by Deutsche Bank AG of the acquisition of 51,132,588 Allied Domecq ordinary shares, thus increasing its equity interest to 4.62% of the issued capital. This interest rose on 3 May 2005 to 6.29% (69,565,459 ordinary shares) and came back to 5.78% on 17 May 2005 (64,058,890 ordinary shares).

(2)
On 5 May 2005, Allied Domecq was given notice of an interest of 4.55% (50,302,500 ordinary shares) held by UBS AG. This interest rose on 12 May 2005 to 5.25% (58,096,075 ordinary shares) and then to 6.37% (70,504,900 ordinary shares) on 17 May 2005.

(3)
On 7 April 2005, Allied Domecq was given notice of an interest of 9.372% held by Morgan Stanley Investment Management Limited.

Set out in the table below are the number of Allied Domecq shares held by Allied Domecq's Directors:

Name	Allied Domecq shares
Sir Gerry Robinson	—
Philip Bowman	674,357
Graham Hetherington	254,541
David Scotland	236,848
Richard Turner	219,111
Bruno Angelici	2,000
Paul Adams	—
John Rishton	—

Total	1,386,857

7.2.4    Market for the securities of Allied Domecq

Allied Domecq's shares are listed on Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange plc's market for listed securities.

In addition, Allied Domecq's ADRs (American Depositary Receipts) are listed on the New York Stock Exchange.

The table below sets out the market price and dealings in Allied Domecq Shares in the two years preceding the date of this document:

		Number of shares	Highest price	Lowest price (pence)
		(in thousands)	(pence)	(pence)
2003	June	191,019	370.0	331.8
	July	149,333	346.0	333.5
	August	165,494	395.0	347.8
	September	165,348	393.0	370.8
	October	193,356	401.3	366.5
	November	103,213	420.3	394.3
	December	135,761	432.0	404.5

2004	January	188,208	439.8	405.0
	February	201,372	452.8	430.0
	March	181,809	455.8	436.5
	April	156,765	474.5	449.8
	May	137,140	460.8	445.8
	June	154,308	482.3	450.5
	July	135,338	468.8	438.0
	August	203,743	451.8	428.8
	September	157,313	470.8	448.0
	October	166,274	498.8	472.3
	November	231,121	523.5	489.3
	December	146,595	513.0	505.0

2005	January	179,024	524.5	483.5
	February	243,518	535.0	490.0
	March	129,030	538.5	514.0
	April	646,623	693.0	533.5
	May(1)	185,574	696.0	686.5

Source:
Datastream.

(1)
until 13 May 2005.

7.2.5    Dividends

Allied Domecq's Board of Directors normally declares an interim dividend in respect of each fiscal year in April for payment in July. The final dividend in respect of each fiscal year is normally recommended by Allied Domecq's Board of Directors in October and paid in February following approval by its shareholders.

The following table set outs the dividends paid on Allied Domecq's ordinary shares and American Depositary Shares, or ADSs, in respect of each of the five years ended 31 August 2004.

	Year ended 31 August
	2004	2003	2002	2001	2000
Per ordinary share (in pence)
Interim	5.83	5.30	4.90	4.50	4.00
Final	9.67	8.70	8.10	7.60	7.00

Total	15.50	14.00	13.00	12.10	11.00

Per ADS(1) (in cents)
Interim	42.28(2)	34.17	30.88	21.60	19.16
Final	71.56(2)	63.63	52.63	38.40	36.52

Total	113.84(2)	97.80	83.51	60.00	55.68

(1)
In July 2002, Allied Domecq entered into an amended and restated deposit agreement, which is referred to as the Deposit Agreement, among Allied Domecq, JP Morgan Chase Bank, as depositary of the ADSs, and the holder from time to time of the American Depository Receipts or ADRs. The amended and restated Deposit Agreement, among other things, amended the terms of the Allied Domecq ADSs so that each ADS represents a beneficial interest in the four ordinary shares underlying each ADS.

(2)
Only converted to cents on the payment date.

On 21 April 2005, Allied Domecq announced an interim dividend of 6.5 pence per Ordinary Share, which will be paid on 8 July 2005, which equates to a dividend of 26 pence per ADS, which will be paid on 15 July 2005.

7.3    Board of Directors and management

7.3.1    Composition of the Board of Directors

The Allied Domecq Directors and their respective functions are:

Name	Age	Position	Director since
Directors:
Sir Gerry Robinson	56	Chairman	2002
Philip Bowman	52	Chief Executive; Director	1998
Graham Hetherington	46	Chief Financial Officer; Director	1999
David Scotland	57	President, Wine; Director	1995
Richard Turner	56	President, Europe, Wine and Spirits; Director	1999
Paul Adams	52	Non-Executive Director	2003
Bruno Angelici	58	Non-Executive Director	2003
John Rishton	47	Non-Executive Director	2003

The following are brief biographies of each of Allied Domecq's Directors:

        Sir Gerry Robinson, Chairman.    Sir Gerry Robinson joined Allied Domecq as a Non-Executive Director in February 2002 and became Non-Executive Chairman on 1 April 2002. He was Chairman of Granada until February 2001 and Chairman of Arts Council England until January 2004. He was also previously Chairman of British Sky Broadcasting Group and ITN.

        Philip Bowman, Chief Executive.    Mr Bowman joined Allied Domecq as Group Finance Director in 1998 and was appointed Chief Executive in August 1999. He previously served as an Executive Director of Bass and Coles Myer, a Non-Executive Director of British Sky Broadcasting Group and Chairman of Liberty. He is currently a Non-Executive Director of Burberry.

        Graham Hetherington, Chief Financial Officer.    Mr Hetherington joined Allied Domecq in 1991 and the Spirits & Wine business in 1995. He was appointed Finance Director of the Spirits & Wine business in 1998. He was appointed a Director in June 1999 and was appointed Chief Financial Officer in August 1999.

        David Scotland, President, Wines.    Mr Scotland has been a Director of Allied Domecq Spirits & Wine business since 1992 and one of the Directors since 1995. Mr Scotland became President, Wines in January 2002. He is also a Non-Executive Director of Photo-Me International, Brixton and Inchcape and was previously a Non-Executive Director of The Thomson Travel Group.

        Richard Turner, President, Europe, Spirits & Wine.    Mr Turner joined Allied Domecq in 1982 and was President, Global Operations, of the Spirits & Wine business from 1995 until April 2005, when he took over responsibility for the European business region. He joined our Board of Directors in June 1999.

        Paul Adams, Non-Executive Director.    Mr Adams joined Allied Domecq as a Non-Executive Director in December 2003. He is the Chief Executive of British American Tobacco.

        Bruno Angelici, Non-Executive Director.    Mr Angelici joined Allied Domecq as a Non-Executive Director in August 2003. He is the Executive Vice-President, Europe, Japan, Asia Pacific and Latin America at AstraZeneca.

        John Rishton, Non-Executive Director.    Mr Rishton joined Allied Domecq as a Non-Executive Director in December 2003. He is the Chief Financial Officer of British Airways.

The table below sets out the remuneration that was paid to Allied Domecq's Directors during the year ended 31 August 2004:

	Salaries	Bonuses	Pensions	Other benefits	Total
	(In thousands of £)
Philip Bowman	730	1,125	307	25	2,187
Graham Hetherington	357	529	77	16	979
David Scotland	374	570	82	33	1,059
Richard Turner	344	520	—	20	884
Sir Gerry Robinson	200	—	—	—	200
Bruno Angelici	40	—	—	—	40
Paul Adams	30	—	—	—	30
John Rishton	33	—	—	—	33

7.3.2    Management team

The Senior Management team of Allied Domecq is as follows:

Name	Age	Title
Diana Houghton	41	Director of Corporate Development
Terence Nolan	51	Group Director of Human Resources
Leonard Quaranto	57	General Counsel and Company Secretary
Peter Littlewood	47	Chief Commercial Officer
Stephen Whitehead	41	Director Group Corporate Affairs

The following are brief biographies of each of Allied Domecq's senior managers:

        Diana Houghton, Director of Corporate Development.    Ms Houghton joined Allied Domecq in October 1999 and is responsible for Group business strategy, advising ongoing business and implementing acquisitions, disposals and joint ventures. She has a management consultancy background and previously held senior strategic planning positions with Bass.

        Terence Nolan, Group Director of Human Resources.    Mr Nolan joined Allied Domecq in 1 March 2004. Prior to joining us, he held various human resources positions with Unilever, most recently as Senior Vice President of Human Resources for their Home and Personal Care division in Latin America.

        Leonard Quaranto, General Counsel & Company Secretary.    Mr Quaranto joined Allied Domecq in August 2001 following more than 20 years' experience as international counsel in global consumer goods business.

        Peter Littlewood, Chief Commercial Officer.    Mr Littlewood joined Allied Domecq in April 2005 and is responsible for the leadership of global marketing, international customer management and global duty free for the spirits portfolio. He joined from Mars USA where most recently he was Senior Vice President Corporate Marketing. Prior to this he was Global Business Leader for Snickers, Head of USA Chocolate Portfolio, Business Director for US Ice Cream and Marketing Director Europe for Mars UK.

        Stephen Whitehead, Director Group Corporate Affairs.    Mr Whitehead joined Allied Domecq in 2002 and is responsible for Group Corporate Affairs. With more than 20 years experience in corporate communications with blue chip companies and PR consultances, he previously held senior communications positions with Eli Lilly and Company, Diageo (formerly Grand Metropolitan PLC) and Glaxo Wellcome.

7.3.3    Options over share capital held by members of the Board of Directors:

	Award date	Number of shares	Exercise price per share in pence	Beginning of the exercise period	End of the exercise period
Philip Bowman	1999	500,000	342	1 November 2002	31 October 2009
	2002	7,853	382	1 November 2005	31 October 2012
	2002	434,882	382	1 November 2005	31 October 2012
	2002	321,989	0.1	1 November 2005	31 October 2012
	2003	495,430	383	23 October 2006	22 October 2013
	2003	360,313	0.1	23 October 2006	22 October 2013
	2005	330,920	Nil	1 September 2007	31 August 2014
Graham Hetherington	2002	15,706	382	1 November 2005	31 October 2012
	2002	133,019	382	1 November 2005	31 October 2012
	2003	167,421	383	23 October 2006	22 October 2013
	2002	79,842	0.1	1 November 2005	31 October 2012
	2003	91,383	0.1	23 October 2006	22 October 2013
	2005	80,661	Nil	1 September 2007	31 August 2014
David Scotland	2002	7,853	382	1 November 2005	31 October 2012
	2002	144,699	382	1 November2005	31 October 2012
	2002	87,172	0.1	1 November 2005	31 October 2012
	2003	94,778	0.1	23 October 2006	22 October 2013
	2003	165,861	383	23 October 2006	22 October 2013
	2005	82,730	Nil	1 September 2007	31 August 2014
Richard Turner	2002	7,853	382	1 November 2005	31 October 2012
	2002	132,788	382	1 November 2005	31 October 2012
	2002	80,366	0.1	1 November 2005	31 October 2012
	2003	151,697	383	23 October 2006	22 October 2013
	2003	86,684	0.1	23 October 2006	22 October 2013
	2005	76,525	Nil	1 September 2005	31 August 2014

Note: These amounts include options held by spouses.

Each of the above options was granted for nil consideration.

7.3.4    Service contracts of the Allied Domecq Directors

The Executive Directors have entered into service agreements with the Company as follows:

Name	Date of contract	Unexpired term	Notice period for the Company	Notice period for the Director	Current annual salary
Philip Bowman	20/10/03	Runs for 12 months	12 months	12 months	£800,000
Graham Hetherington	20/10/03	Runs for 12 months	12 months	12 months	£390,000
David Scotland	20/10/03	Runs for 12 months	12 months	12 months	£400,000
Richard Turner	20/10/03	Runs for 12 months	12 months	12 months	£390,000

Further details of the Executive Directors' service agreements with Allied Domecq are set out below:

(i)
Bonus targets are set annually based on relevant market measures. Currently, bonuses are based on earnings per share growth and completion of key management and business objectives. The maximum potential bonus is 150 per cent. of salary, paid in a combination of cash and deferred shares.

(ii)
In addition to the basic salary and bonus, the executive Directors are also provided with the following benefits:

—
private health, life and other insurances;

—
defined benefit pension provision or an allowance in lieu of pension benefits in respect to base salary only;

—
25 days' paid holiday per year plus bank holidays and public holidays;

—
company car or a cash equivalent; and

—
sickness pay.

None of the executive Directors' service agreements contains operative provisions in relation to change of control.

The executive Directors' service agreements contain pre-determined compensation in the event of early termination by the Company other than for cause. The policy of termination payments limits the Company's exposure on compensation commitments. Each executive Director's pre-determined compensation comprises the following:

(a)
95 per cent. of the value of his basic salary, annual pension entitlements/salary supplement and contractual benefits from the date of the termination of his employment (the "Termination Date") to the date upon which his employment would have terminated had he been given contractual notice (the "Contractual Notice Date");

(b)
any previous years' bonus due and outstanding at the Termination Date; and

(c)
a pro-rata bonus for the bonus period commencing on the Termination Date and expiring on the Contractual Notice Date.

(iii)
In letters dated 21 April 2005 addressed to each of the executive Directors of Allied Domecq, Pernod Ricard has undertaken, in consideration for each Director agreeing not to resign before the Effective Date, that if the Scheme becomes effective it will procure the waiver of any requirement of their respective service agreements which may restrict their ability to be interested in, or employed or contracted by any entity which competes directly with any aspect of the business of Allied Domecq after the date of cessation of their employment and to honour in full the bonus provisions set out in their respective service agreements, and, where relevant, to procure the exercise of any and all discretions to the maximum amount permitted in accordance with the terms thereof.

The non-executive Directors of Allied Domecq do not have service agreements, but instead each has a letter of appointment setting out the terms and conditions of their appointment as follows:

Name	Date of the start of the commitment	Basic annual remuneration (current)	Additional benefit received as compensation for chairing a Board Committee
Sir Gerry Robinson	1 February 2002	£240,000	N/A
Bruno Angelici	29 August 2003	£45,000	£10,000
John Rishton	5 December 2003	£45,000	£10,000
Paul Adams	5 December 2003	£45,000	N/A

Each of the non-executive Directors is appointed initially for a period of three years. Reappointment is not automatic. The letters of appointment for each of Bruno Angelici, John Rishton and Paul Adams contain a notice period of one month. The letter of appointment for Sir Gerry Robinson contains a notice period of 12 months.

7.3.4.4    Save as disclosed above, there are no service contracts between any Allied Domecq Director or proposed Director of Allied Domecq and any member of the Allied Domecq Group and no such contract has been entered into or amended within the six months preceding the date of this document.

7.4    General information regarding Allied Domecq Group

Allied Domecq was established in 1961 by the merger of three UK brewing and pub retailing companies. Since then, it has grown to become a leading international branded drinks and retailing company, with operations in the spirits and wine industry, the quick service restaurants industry and, until September 1999, the retail pub industry.

Allied Domecq is one of the world's largest international spirits and wine groups (the Spirits and Wine business) and in addition owns a leading international quick service restaurants group, Dunkin' Brands, Inc., (the QSR business).

7.4.1    Spirits and Wine business

Allied Domecq's Spirits & Wine business manufactures, markets and sells a portfolio of premium branded spirits, which Impact Databank estimates included 12 of the top 100 premium distilled spirit brands worldwide by volume in 2004, and a growing portfolio of premium branded wines. The Spirits & Wine business operates through a global distribution network in more than 50 countries and generates approximately 50 per cent. of its trading profit before exceptional items in the Americas and 38 per cent. in Europe.

The Spirits & Wine portfolio is divided into:

—
core brands—spirits brands which have strong customer appeal, typically in more than one market, and high margins, such as Ballantine's Scotch whisky, Kahlúa liqueur, Malibu coconut-flavoured rum-based liqueur, Beefeater gin, Canadian Club whisky, Sauza tequila, Courvoisier cognac, Maker's Mark bourbon and Stolichnaya vodka (distribution rights);

—
local market leaders—spirits brands which occupy a strong position in a particular market; which include Presidente and Don Pedro brandies, Whisky DYC and Imperial whiskies and Tia Maria liqueur;

—
premium wines, which include still wine, sparkling wine and champagne such as Mumm, Perrier Jouët, Montana (New Zealand), Clos du Bois (California), Campo Viejo (Spain) and Graffigna (Argentina); and

—
other spirits and wine brands.

The Spirits & Wine business owns or leases land and buildings throughout the world. Its properties primarily consist of a variety of manufacturing, distilling, maturing, bottling and administration operating sites spread across its operations, as well as vineyards in New Zealand, the United States, France, Spain and Argentina and agave cultivation in Mexico.

These operating units each have several manufacturing facilities. The locations and principal products of these principal operating units is set out below:

Operational unit	Geographic location	Main products
Pedro Domecq	Mexico	Brandy and tequila
Allied	Scotland	Scotch whisky, gin, liqueurs and others
Hiram Walker	United States and Canada	Canadian whisky, liqueurs and others
Pedro Domecq	Spain	Brandy, whisky, sherry and wine
Courvoisier	France	Cognac
Allied Domecq Wines (NZ)	New Zealand	Wine
Bodegas y Bebidas	Spain	Wine
Allied Domecq Wines USA	United States	Wine
Mumm and Perrier Jouët	France	Champagne

Allied Domecq owns or controls the distribution of approximately 90 per cent. of the sales of its Spirits & Wine business by volume through subsidiaries and operations in over 50 countries. The balance is carried out on its behalf by third parties with whom it usually has long-term distribution contracts. In addition, in some markets it distributes brands on behalf of other spirits and wine producers, which helps to cover the fixed costs of operating its sales and marketing companies in those markets.

7.4.2    QSR business

Allied Domecq's QSR business, Dunkin' Brands, Inc. operates an international franchise business, which comprises over 12,000 distribution points. It comprises Dunkin' Donuts, one of the world's leading coffee and baked goods chains; Baskin-Robbins, one of the world's leading ice cream franchises; and Togo's, a sandwich chain operating principally on the West Coast of the United States.

The core trading market for Dunkin' Brands, Inc. is the United States, with over 7,600 distribution points nationwide, while the international business operates more than 4,400 additional distribution points. The system is franchised, reducing Allied Domecq's required capital investment.

In the United States, a franchisee-owned co-operative manages the purchase, supply and distribution of raw materials and finished products for the Dunkin' Donuts brand. Allied Domecq has a long-term, cost-plus arrangement with Dean Foods in the United States for the supply and distribution of ice cream and related products for the Baskin-Robbins brand. International Multi-Foods supplies the Togo's brand. Internationally, Dunkin' Donuts is managed through the US system, with some local supply of product where prudent either from a financial or a regulatory standpoint. Outside the United States, Baskin-Robbins is supplied primarily from Allied Domecq's manufacturing plant in Peterborough, Canada, although some local procurement exists, including that undertaken by its joint ventures in Japan and South Korea.

The QSR business owns or leases approximately 1,100 buildings for its franchise stores and corporate offices in the United States. In addition, it owns a production facility in Peterborough, Canada that produces Baskin-Robbins branded ice cream.

7.4.3    Turnover for the last three years by segment/location

The following table sets out for each of the three years ended 31 August 2004 Allied Domecq's turnover and trading profit before exceptional items by business segment and as a percentage of total turnover and total trading profit before exceptional items for each business segment.

	Year ended on 31 August
	2004		2003(1) (restated)		2002(1) (restated)
	£	%	£	%	£	%
	(million, except percentages)
Turnover(1)
Spirits & Wine	3,003	93	3,058	92	2,938	90
QSR	226	7	259	8	316	10

Total	3,229	100	3,317	100	3,254	100

Trading profit before exceptional items
Spirits & Wine	508	82	498	84	453	83
QSR	86	14	79	13	78	14
Britannia	23	4	20	3	16	3

Total	617	100	597	100	547	100

Notes:

(1)
Allied Domecq adopted IFRS No. 17 Retirement Benefits and the amendment to IFRS No. 5 Reporting the Substance of Transactions from 1 September 2003, which has led to a restatement of the figures for the years ended 31 August 2003 and 31 August 2002. For detailed information on these restatements, see the accounts.

(2)
Turnover for Allied Domecq's Spirits & Wine business includes excise duty paid on the spirits and wine products, and for Allied Domecq's QSR business primarily comprises franchise income. This excise duty amounts, for the financial years 2004, 2003 and 2002, respectively to £618 million, £671 million and £638 million.

The following table sets out for each of the three years ended 31 August 2004 Allied Domecq's turnover by geographic market and as a percentage of total turnover.

	Year ended on 31 August
	2004		2003(1) (restated)		2002(1) (restated)
	£	%	£	%	£	%
	(million, except percentages)
Geographical analysis of turnover(1)
Europe	1,356	42	1,326	40	1,166	36
Americas	1,392	43	1,478	45	1,586	49
Rest of World	481	15	513	15	502	15

Total	3,229	100	3,317	100	3,254	100

Note:

(1)
Allied Domecq adopted the amendment to IFRS No. 5 Reporting the Substance of Transactions from 1 September 2003 which has led to a restatement of the figures for the years ended 31 August 2003 and 31 August 2002. For detailed information on these restatements, see the accounts.

7.4.4    Employees Headcount

The following table shows the average number of Allied Domecq's full-time equivalent employees for the three years ended 31 August 2004 in relation to Allied Domecq's continuing business:

	Year ended 31 August
	2004	2003	2002
Spirits & Wine business	10,762	11,343	10,940
QSR business	923	1,206	1,173

Total	11,685	12,549	12,113

7.4.5    Material subsidiaries

Allied Domecq PLC is the holding company of the Group. The Company has over 500 subsidiaries incorporated in over 50 countries. Allied Domecq has a 100 per cent equity interest in all of the significant subsidiaries. The significant subsidiaries as at 31 August 2004 are listed below together with their jurisdiction of incorporation.

Name	Jurisdiction of Incorporation
Allied Domecq (Holdings) PLC	England and Wales
Allied Domecq Spirits & Wine Holdings PLC	England and Wales
Allied Domecq Spirits & Wine Limited	England and Wales
Allied Domecq Overseas Limited	England and Wales
Allied Domecq Overseas (Canada) Limited	England and Wales
Allied Domecq Overseas Holdings Limited	Cayman Islands
Allied Domecq Overseas (Europe) Limited	England and Wales
Bedminster (Holdings) Limited	England and Wales
Allied Domecq International Holdings B.V.	Netherlands
Allied Domecq Netherlands B.V.	Netherlands
Allied Domecq Luxembourg Holdings S.a.r.l	Luxembourg
Allied Domecq España, S.A.	Spain
Bodegas Domecq Grupo Empresarial, S.L.	Spain
Hiram Walker-Gooderham & Worts Limited	Canada
Allied Domecq North America Corp.	United States
Allied Domecq Spirits & Wine Americas, Inc.	United States
Allied Domecq Spirits & Wine USA, Inc.	United States

7.4.6    Litigation

In the normal course of business, Allied Domecq have had a number of legal claims or potential claims brought against it, none of which are expected to give rise to significant loss. Allied Domecq are not currently involved in any legal or arbitration proceedings, including any proceedings which are threatened or pending of which the Company is aware, which is expected to have a material effect on Allied Domecq's financial position, results of operations or liquidity.

Allied Domecq, together with most other major alcohol beverage companies in the US drinks industry, have been named in a putative class action lawsuit in the State of Ohio alleging a long standing industry-wide scheme of advertising and marketing alcoholic beverages to children and other underage consumers. The lawsuit claims a variety of damages including disgorgement or unlawful profits. The lawsuit, which is being vigorously defended, is in the very early pre-discovery, pre-trial pleadings stages; accordingly, it is too early to predict the amount of potential loss, if any, arising from this lawsuit and, accordingly, no reserve has been established in connection therewith.

Allied Domecq have been served with notice of a claim filed in the Federal Court for the Southern District of New York in which Allied Domecq are named, together with SPI Spirits and which specifically challenges the Company's ownership of the Stolichnaya trademark in the US. Allied Domecq believe these claims to be without merit and intend to defend against them vigorously.

Allied Domecq's Mexican subsidiaries have been served with notice of a claim filed in the Junta Federal de Conciliación y Arbitraje in Mexico. The lawsuit has been filed on behalf of the former Chairman of Latin

American operations on the basis of an alleged unfair dismissal and claims significant damages. Allied Domecq believe they have robust challenges to these claims and intend to defend against them vigorously.

One of Allied Domecq's Mexican subsidiaries has received notice of a lawsuit alleging breach of an agave purchase contract and damages of approximately $20 million. Allied Domecq believe the lawsuit to be without merit and will vigorously defend against the allegations.

7.4.7    Material contracts

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Allied Domecq and its subsidiaries since 5 April 2003 (being the date two years prior to the commencement of the Offer Period) and are or may be material:

Cooperation Agreement

Allied Domecq, Pernod Ricard and Goal Acquisitions Limited have entered into an agreement dated 21 April 2005 under the terms of which the parties have agreed to co-operate to implement the Scheme of Arrangement and Allied Domecq has given certain undertakings relating to the conduct of its business pending the Scheme of Arrangement becoming effective (the "Co-operation Agreement").

The Co-operation Agreement contains a number of undertakings given by the parties relating to the implementation of the Scheme of Arrangement, including:

(i)
the parties agree to provide each other with the necessary information to prepare the documents relating to the Offer, to consult and take into account each other's reasonable comments on the documents and not to finalise the documents for which each is responsible without the prior written approval of the other party;

(ii)
the parties agree to use all reasonable endeavours to achieve the fulfilment of the conditions to the Scheme of Arrangement (the "Conditions") and Allied Domecq undertakes to take all necessary actions to make the Scheme of Arrangement effective by 30 September 2005 but in any event no later than 31 October 2005;

(iii)
each of Pernod Ricard and Goal undertakes to Allied Domecq that it will undertake to the Court to be bound by the Scheme of Arrangement subject to satisfaction or waiver of the Conditions, and

(iv)
that Allied Domecq will procure that the Allied Domecq Directors will not withdraw or modify their approval of the Scheme of Arrangement or their recommendation to Allied Domecq Shareholders, or vote against each of the resolutions to be proposed at the Allied Domecq Extraordinary General Meeting unless, in the exercise of their fiduciary obligations, they can no longer maintain such approval.

The Co-operation Agreement also contains a number of undertakings given by Allied Domecq relating to the conduct of its business, including the following:

(i)
to carry on its business in the usual, regular and ordinary course and in substantially the same manner as conducted before the date of the Co-operation Agreement and to notify Pernod Ricard of any material adverse change in the business or assets of any member of the Allied Domecq Group;

(ii)
not to enter into any partnership, joint venture or any other such arrangement which in so doing would have a material effect on its key brands (Ballantine's, Beefeater, Kahlüa, Malibu, Stolichnaya, Courvoisier, Sauza, Canadian Club, Maker's Mark, US wines (including Clos du Bois and Callaway) together the "Key Brands");

(iii)
not to acquire any equity interest in or material assets of any other business or body corporate; and

(iv)
not to encumber, lease, license or dispose of any assets or rights which are material to any of the Key Brands or to any of Mumm, Mumm Cuvée Napa, Perrier Jouët, Montana or Teacher's.

In addition, under the Co-operation Agreement Allied Domecq and Pernod Ricard have agreed that:

(i)
Allied Domecq will pay Pernod Ricard a break fee of £37 million in the event that a competing offer is announced (for the purposes of Rule 2.5 of the City Code) on a recommended basis prior to 21 October 2005 and such competing offer subsequently becomes or is declared unconditional in all respects, or otherwise becomes effective in any manner whatsoever; and

(ii)
Pernod Ricard will pay Allied Domecq a break fee of £37 million in the event that Pernod Ricard lapses the Offer as a result of failure to obtain the necessary approvals to effect the Offer from its shareholders.

In addition, Pernod Ricard agreed that it would assess Allied Domecq's worldwide severance terms with the intention of confirming to Allied Domecq its willingness, for a period of two years from the date of the Co-operation Agreement, to honour in full the entitlements of all employees of the Allied Domecq Group, other than those whose employment is transferred to Fortune Brands, under their respective terms and conditions of employment as at 21 April 2005, including without limitation entitlements under Allied Domecq's then existing redundancy policies. Pernod Ricard also agreed to use its reasonable endeavours to obtain a similar agreement from Fortune Brands in respect of those Allied Domecq employees whose employment is transferred to Fortune Brands following the Scheme of Arrangement becoming effective. Pernod Ricard and Fortune Brands have since confirmed to Allied Domecq their willingness to honour such entitlements.

The Co-operation Agreement terminates in certain circumstances, including:

(i)
on written notice from either party in the event that the shareholder resolutions proposed at the Allied Domecq Extraordinary General Meeting, the Court Meeting or at the Pernod Ricard Shareholder Meeting are not passed (save to the extent that the relevant Condition can be and is waived by Pernod Ricard);

(ii)
on written notice from Pernod Ricard in the event of failure of any of the Conditions;

(iii)
on written notice from Pernod Ricard if Allied Domecq enters into any agreement or makes any public statement approving any competing offer;

(iv)
on written notice from Allied Domecq if it is announced by or on behalf of Allied Domecq that the Allied Domecq Board has determined to withdraw or modify its recommendation of the Scheme of Arrangement; and

(v)
if the Effective Date of the Scheme of Arrangement shall not have occurred prior to 31 October 2005.

Although not a party to the Co-operation Agreement, Fortune Brands has the benefit of enforceable rights under the agreement in respect of certain matters directly affecting its interests.

7.5    Current trading and outlook of Allied Domecq(1)

In the two months since the end of its half year on 28 February 2005, Allied Domecq has continued to achieve volume growth from its core spirits brands and premium wines. The QSR business continues to grow. This satisfactory result has been achieved in spite of the inevitable disruption caused by intense media speculation concerning a possible bid for Allied Domecq by Pernod Ricard. An approach from Pernod Ricard was announced on 5 April 2005 and the Offer was announced on 21 April 2005. The Group has subsequently announced an approach from a consortium led by Constellation Brands which has led to further media speculation.

Allied Domecq has taken action to respond to the changes in behaviour from some customers, suppliers and competitors. Current forecasts support expectations of high single digit earnings per share growth translated at constant foreign exchange rates for the year ending 31 August 2005. While these indications are encouraging, the unavoidable disruption caused by the Offer and the approach from the Consortium may yet have a short term impact on the performance of the business.

(1)
This paragraph contains forward-looking information which is subject to the cautionary statement set out at the front of this document.

7.6    Financial information of Allied Domecq

7.6.1    Section A: Financial information relating to Allied Domecq for the three years ended 31 August 2004

The financial information set out here for the year ended 31 August 2004 has been extracted, without material adjustment, from the audited Annual Report and Accounts of Allied Domecq for the year ended 31 August 2004 (the "2004 accounts"). The financial information for the year ended 31 August 2003 has been extracted, without material adjustment, from the comparatives set out in the 2004 accounts. These comparatives were restated in the 2004 accounts following the adoption of "FRS 17—Retirement benefits", "Application Note G—revenue recognition" an amendment to "FRS 5—Reporting the substance of transaction" and "UITF 38—Accounting for ESOP Trusts". The financial information for the year ended 31 August 2002 has been extracted, without material adjustment, from the comparatives set out in the audited US Annual Report on Form 20-F of Allied Domecq PLC for the year ended 31 August 2004 (the "2004 20-F") and from the audited Annual Report and Accounts of Allied Domecq for the year ended 31 August 2003. These comparatives were restated in the 2004 20-F following the adoption of "FRS 17—Retirement benefits", "Application Note G—revenue recognition" an amendment to "FRS 5—Reporting the substance of transaction" and "UITF 38—Accounting for ESOP Trusts".

In the accounts for the year ended 31 August 2004 and prior periods, the Group recorded goodwill at the historical rates of exchange fixed at the date of acquisition. The Group intends in its financial statements for the year ending 31 August 2005 to record the cumulative foreign currency retranslation difference on goodwill through its reserves and in future periods goodwill will continue to be retranslated at closing balance sheet rates. The effect in any period will be to increase or decrease both capitalised goodwill and profit and loss account reserves by equal amounts. The amount will depend upon year end currency rates. If the amounts had been recorded at 31 August 2004, goodwill and profit and loss account reserves would each have been increased by £42 million. Normalised Earnings and cash will be unaffected.

The financial information contained in this Section 7 does not constitute the Group's full statutory financial statements within the meaning of section 240 of the Companies Act. The Annual Report and Accounts for Allied Domecq for each of the three years ended 31 August 2004 have been delivered to the Registrar of Companies pursuant to section 232 of the Companies Act. The reports of the Company's auditor, KPMG Audit Plc, for each of the three years ended 31 August 2004 were unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act.

References in this Section 7 to the "Group" or "group" are to Allied Domecq PLC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF ALLIED DOMECQ
FOR THE THREE YEARS ENDED 31 AUGUST 2004

Group profit and loss account

		Year ended 31 August 2004					Year ended 31 August 2003 (restated)					Year ended 31 August 2002 (restated)
	Note	Before goodwill and exceptional items		Goodwill and exceptional items	Total		Before goodwill and exceptional items		Goodwill and exceptional items	Total		Before goodwill and exceptional items		Goodwill and exceptional items	Total

		(£m)
Turnover	2	3,229		–	3,229		3,317		–	3,317		3,254		–	3,254
Operating costs goodwill amortisation	7	–		(40)	(40)		–		(40)	(40)		–		(38)	(38)
Mexican excise rebate	7	–		–	–		–		38	38		–		213	213
other	7	(2,604)		(36)	(2,640)		(2,704)		(10)	(2,714)		(2,684)		(84)	(2,768)

Operating profit from continuing activities		625		(76)	549		613		(12)	601		570		91	661
Share of profits of associated undertakings	16	32		–	32		24		–	24		15		–	15

Trading profit	2	657		(76)	581		637		(12)	625		585		91	676
Profit on sale of businesses in discontinued activities	8	–		20	20		–		–	–		–		–	–
Profit on disposal of fixed assets in continuing activities	8	–		14	14		–		–	–		–		–	–

Profit on ordinary activities before finance charges		657		(42)	615		637		(12)	625		585		91	676
Interest payable	9	(117)		–	(117)		(126)		–	(126)		(130)		–	(130)
Other finance charges	6	(19)		–	(19)		(20)		–	(20)		24		–	24

Profit on ordinary activities before taxation		521		(42)	479		491		(12)	479		479		91	570
Taxation	10	(125)		16	(109)		(118)		(8)	(126)		(120)		(46)	(166)

Profit on ordinary activities after taxation		396		(26)	370		373		(20)	353		359		45	404
Minority interests – equity and non-equity	25	(14)		–	(14)		(16)		–	(16)		(13)		–	(13)

Profit earned for Ordinary Shareholders for the year	24	382		(26)	356		357		(20)	337		346		45	391
Ordinary dividends	12				(167)					(150)					(141)

Retained profit					189					187					250

Earnings per Ordinary Share:
basic	11				33.1	p				31.3	p				36.7	p
diluted	11				32.9	p				31.3	p				36.6	p
normalised	11	35.5	p				33.2	p				32.5	p

Consolidated balance sheet

	Note	31 August 2004

		(£m)
Fixed assets
Intangible assets	13	1,234
Tangible assets	14	921
Investments and loans	15	21
Investments in associates	16	73

Total fixed assets		2,249

Current assets
Stocks	17	1,343
Debtors	18	636
Cash at bank and in hand		129

Total current assets		2,108

Creditors (due within one year)
Short term borrowings	21	(378)
Other creditors	19	(1,088)

Total current liabilities		(1,466)

Net current assets		642

Total assets less current liabilities		2,891
Creditors (due after more than one year)
Loan capital	21	(1,692)
Other creditors	19	(43)

Total creditors due after more than one year		(1,735)

Provisions for liabilities and charges	20	(179)

Net assets excluding pensions and post-retirement liabilities		977

Pension and post-retirement liabilities (net of deferred taxation)		(387)

Net assets including pension and post-retirement liabilities		590

Capital and reserves
Called up share capital	23	277
Share premium account	24	165
Merger reserve	24	(823)
Shares held in employee trusts	24	(112)
Profit and loss account	24	1,003

Shareholders' funds – equity		510
Minority interests – equity and non-equity	25	80

		590

Consolidated cash flow statement

	Note	31 August 2004

		(£m)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit		549
Goodwill amortisation		40
Exceptional operating costs		8
Depreciation		78
Increase in stocks		(5)
Increase in debtors		(3)
Increase in creditors		9
Expenditure against provisions for reorganisation and restructuring costs		(34)
Other items		13

Net cash inflow from operating activities		655
Dividends received from associated undertakings		15
Returns on investments and servicing of finance	26	(122)
Taxation paid	26	(82)
Capital expenditure and financial investment	26	(58)
Acquisitions and disposals	26	9
Equity dividends paid		(156)

Cash inflow before use of liquid resources and financing		261
Management of liquid resources		(4)
Financing	26	16

Increase in cash in the year		273

Reconciliation of net cash flow to movement in net debt
Increase in cash in the year		273
Increase in liquid resources		4
Decrease in loan capital		1
Movement in net debt resulting from cash flows		278
Exchange adjustments		193

Movement in net debt during the year		471
Opening net debt		(2,412)

Closing net debt	28	(1,941)

Group statement of total recognised gains and losses

31 August 2004

(£m)
Profit earned for Ordinary Shareholders for the year	356
Currency translation differences on foreign currency net investments	108
Taxation on translation differences	(26)
Associated undertaking reserve movement (see note 16)	(17)
Actuarial gains on net pension liabilities	2

Total recognised gains and losses for the year	423
Prior year adjustment	(552)

Total gains and losses recognised since the last Annual Report and Accounts	(129)

Group note of historical cost profits and losses

There is no difference between the profit earned for Ordinary Shareholders as disclosed in the profit and loss account and the profit stated on an historical basis.

Group reconciliation of movements on Shareholders' funds

31 August 2004

(£m)
Total recognised gains and losses for the year	423
Movement on shares in employee trusts	17
Ordinary dividends	(167)

Net movement in Shareholders' funds	273
Shareholder's funds at the beginning of the year as originally reported	918
Prior year adjustment (see note 24)	(681)

Shareholders' funds at the beginning of the year as restated	237

Shareholders' funds at the end of the year	510

Notes

(1)  Accounting policies

Basis of accounting

The accounts are prepared under the historical cost convention and comply with accounting policies generally accepted in the United Kingdom ("UK GAAP").

Changes in accounting policies

The Group has adopted "FRS 17 – Retirement benefits" in full from 1 September 2003 (see note 6). In prior years the Group has complied with the transitional disclosure requirements of this standard. The Group has also adopted "Application Note G – revenue recognition" an amendment to "FRS 5 – Reporting the substance of transactions" (see note 2) and has complied with "UITF 38 – Accouting for ESOP Trusts" (see note 15).

The impact of the adoption of these accounting standards has been reflected throughout the accounts. Prior year comparatives have been restated where appropriate (see note 24).

Basis of consolidation

Allied Domecq PLC (the "Group" or "Company") accounts consolidate the accounts of the Company and its interests in subsidiary undertakings. Interests in associated undertakings are included using the equity method of accounting. The results of businesses acquired or disposed of during the year are consolidated for the period from, or up to, the date control passes.

Acquisitions

On the acquisition of a business, or an interest in an associate, fair values, reflecting conditions at the date of the acquisition, are attributed to the net assets acquired. Adjustments are also made to bring accounting policies in line with those of the Group.

Intangible fixed assets

Goodwill arising on acquisitions of a business since 1 September 1998 is capitalised and amortised by equal instalments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Purchased intangible assets are also capitalised and amortised over their estimated useful economic lives on a straight-line basis, except for purchased brand intangible assets. Purchased brand intangible assets are considered by the Board of Directors, to have an indefinite life given the proven longevity of premium spirits brands and the continued level of marketing support. Allied Domecq do not amortise purchased brand intangible assets but they are subject to annual impairment reviews.

Tangible fixed assets

Tangible fixed assets are capitalised at cost. Depreciation is provided to write off the cost less the estimated residual value of assets by equal instalments over their estimated useful economic lives as follows: Land and buildings – the shorter of 50 years or the length of the lease; distilling and maturing equipment – 20 years; storage tanks 20 to 50 years: other plant and equipment and fixtures and fittings – 5 to 12 years; and computer software – 4 years. Vineyard developments are not depreciated in the first 3 years unless they become productive within that time. No depreciation is provided on freehold land.

Fixed asset investments

Fixed asset investments are stated at cost, less provision for any permanent diminution in value.

Turnover

Turnover represents sales to external customers (including excise duties but excluding sales taxes) and franchise income.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost comprises purchase price or direct production cost, together with duties and manufacturing overheads. The cost of spirits and wine stocks is determined by the weighted average cost method. Stocks are included in current assets, although a portion of such stocks may be held for periods longer than one year.

Deferred tax

Full provision is made for deferred tax assets and liabilities arising from timing differences. Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Financial instruments

The Group uses financial derivative instruments to manage exposures to movements in interest and exchange rates. Transactions involving financial instruments are accounted for as follows:

  (i)
  Gains or losses arising on forward exchange contracts are taken to the profit and loss account in the same period as the underlying transaction. Premiums paid or received on foreign currency options are taken to the profit and loss account when the option expires or matures.

  (ii)
  Net interest arising on interest rate agreements is taken to the profit and loss account over the life of the agreement.

  (iii)
  Gains and losses on foreign currency debt and foreign exchange contracts held for the purposes of hedging balance sheet translation exposures are taken to reserves.

Foreign currencies

Monetary assets and liabilities arising from transactions in foreign currencies are translated at the rate of exchange prevailing at the date of transaction. Subsequent movements in exchange rates are included in the Group profit and loss account. The results of undertakings outside the UK are translated at weighted average exchange rates each month. The closing balance sheets of undertakings outside the UK are translated at year end rates. Exchange rate differences arising from the translation of foreign currency denominated balance sheets to closing rates are dealt with through reserves.

Pension and post retirement medical benefits

In accordance with "FRS 17 – Retirement Benefits", the operating and financing costs of pension and post-retirement schemes are recognised separately in the profit and loss account. Service costs are systematically spread over the service lives of the employees and financing costs are recognised in the period in which they arise. The costs of past service benefit enhancements, settlements and curtailments are also recognised in the period in which they arise.

The difference between actual and expected returns on assets during the year, including changes in actuarial assumptions, are recognised in the statement of total recognised gains and losses.

(2)  Activity analysis

	Year ended 31 August 2004
	Continuing
	Spirits & Wine	QSR	Britannia	Total continuing	Discontinued	Total

	(£m)
Turnover	3,003	226	–	3,229	–	3,229

Trading profit before exceptional items and goodwill	548	86	23	657	–	657
Goodwill amortisation	(40)	–	–	(40)	–	(40)
Exceptional items	(34)	(2)	–	(36)	–	(36)

Trading profit after goodwill and exceptional items	474	84	23	581	–	581
Profit on sale of businesses in discontinued activities	–	–	–	–	20	20
Profit/(loss) on disposal of fixed assets in continuing activities	15	(1)	–	14	–	14

Profit before finance charges	489	83	23	595	20	615
Finance charges						(136)

Profit on ordinary activities before taxation						479

Depreciation	68	10	–	78	–	78
Capital expenditure	91	21	–	112	–	112
Assets employed	2,616	134	36	2,786	–	2,786
Average numbers of employees	10,762	923	–	11,685	–	11,685

	Year ended 31 August 2003 (restated)
	Continuing
	Spirits & Wine	QSR	Britannia	Total continuing	Discontinued	Total

	(£m)
Turnover	3,058	259	–	3,317	–	3,317

Trading profit before exceptional items and goodwill	538	79	20	637	–	637
Goodwill amortisation	(40)	–	–	(40)	–	(40)
Exceptional items	37	(9)	–	28	–	28

Profit before finance charges	535	70	20	625	–	625
Finance charges						(146)

Profit on ordinary activities before taxation						479

Depreciation	64	11	–	75	–	75
Capital expenditure	114	27	–	141	–	141
Assets employed	2,777	103	49	2,929	–	2,929
Average numbers of employees	11,343	1,206	–	12,549	–	12,549

	Year ended 31 August 2002 (restated)
	Continuing
	Spirits & Wine	QSR	Britannia	Total continuing	Discontinued	Total

	(£m)
Turnover	2,938	316	–	3,254	–	3,254

Trading profit before exceptional items and goodwill	491	78	16	585	–	585
Goodwill amortisation	(38)	–	–	(38)	–	(38)
Exceptional items	129	–	–	129	–	129

Profit before finance charges	582	78	16	676	–	676
Finance charges						(106)

Profit on ordinary activities before taxation						570

Depreciation	65	10	–	75	–	75
Capital expenditure	99	34	–	133	–	133
Assets employed	2,826	120	46	2,992	–	2,992
Average numbers of employees	10,940	1,173	–	12,113	–	12,113

Notes:

(a)
The Group has adopted "Application Note G" an amendment to "FRS 5 – Reporting the substance of transactions". This has resulted in a number of items that were previously classified as operating costs (£69m) and advertising and promotion (£24m) to be treated as discounts. Trading profit was not affected.

(b)
Normalised profit before tax is £521m (2003: £491m, 2002: £479m) being trading profit £657m (2003: £637m, 2002: £585m) less finance charges £136m (2003: £146m, 2002: £106m).

(c)
Spirits & Wine goodwill is amortised over 20 years and relates principally to Mumm, Perrier Jouët and Montana acquired in 2001 and Jinro Ballantines acquired in 2000.

(d)
Assets employed are before deducting net borrowings of £1,941m (2003: £2,412m, 2002: £2,578m), tax payable of £151 million (2003: £111m, 2002: £118m) and dividends payable of £104m (2003: £93 million, 2002: £88m) to give net assets of £590m (2003: £313m, 2002: £208m).

(e)
Trading profit includes the Group's share of profits of associated undertakings whose turnover is not included.

(f)
Acquired activities in 2004, 2003 and 2003 had no material impact on turnover and trading profit.

(3)  Geographical analysis

	Year ended 31 August 2004
	By country of operation
	Europe	Americas	Rest of World	Total

	(£m)
Turnover
– continuing activities	2,106	1,685	368	4,159
– to Group Companies				(930)
– external				3,229
Trading profit
– continuing activities	250	348	59	657
– goodwill amortisation in continuing activities	(20)	(2)	(18)	(40)
– exceptional items in continuing activities	(23)	(10)	(3)	(36)

Trading profit after goodwill and exceptional items	207	336	38	581
Profit on sale of businesses in discontinued activities	20	–	–	20
Profit on disposal of fixed assets in continuing activities	14	–	–	14

Profit before finance charges	241	336	38	615

Assets employed	1,081	1,079	626	2,786

	Year ended 31 August 2003 (restated)
	By country of operation
	Europe	Americas	Rest of World	Total

	(£m)
Turnover
– continuing activities	2,029	1,804	411	4,244
– to Group companies				(927)
– external				3,317
Trading profit
– continuing activities	246	326	65	637
– goodwill amortisation in continuing activities	(20)	(2)	(18)	(40)
– exceptional items in continuing activities	4	24	–	28

Profit before finance charges	230	348	47	625

Assets employed	1,113	1,196	620	2,929

	Year ended 31 August 2002 (restated)
	By country of operation
	Europe	Americas	Rest of World	Total

	(£m)
Turnover
– continuing activities	1,845	1,823	399	4,067
– to Group companies				(813)
– external				3,254
Trading profit
– continuing activities	238	301	46	585
– goodwill amortisation	(19)	(1)	(18)	(38)
– exceptional items in continuing activities	(32)	161	–	129

Profit before finance charges	187	461	28	676

Assets employed	980	1,252	760	2,992

Notes:

(a)
Export sales from the United Kingdom were £431m (2003: £419m, 2002: £448m) including £301m (2003: £300m, 2002: £336m) sales to Group companies.

(b)
Trading profit includes the Group's share of profits of associated undertakings whose turnover is not included.

	Year ended 31 August 2004
	By country of destination
	Europe	Americas	Rest of World	Total

	(£m)
Turnover
– continuing activities	1,356	1,392	481	3,229
Trading profit
– continuing activities	235	327	95	657
– goodwill amortisation in continuing activities	(20)	(2)	(18)	(40)
– exceptional items in continuing activities	(23)	(10)	(3)	(36)

Trading profit after goodwill and exceptional items	192	315	74	581
Profit on sale of businesses in discontinued activities	20	–	–	20
Profit on disposal of fixed assets in continuing activities	14	–	–	14

Profit before finance charges	226	315	74	615

	Year ended 31 August 2003 (restated)
	By country of destination
	Europe	Americas	Rest of World	Total

	(£m)
Turnover
– continuing activities	1,326	1,478	513	3,317
Trading profit
– continuing activities	204	330	103	637
– goodwill amortisation	(20)	(2)	(18)	(40)
– exceptional items in continuing activities	4	24	–	28

Profit before finance charges	188	352	85	625

	Year ended 31 August 2002 (restated)
	By country of destination
	Europe	Americas	Rest of World	Total

	(£m)
Turnover	1,166	1,586	502	3,254
Trading profit
– continuing activities	195	300	90	585
– goodwill amortisation	(19)	(1)	(18)	(38)
– exceptional items in continuing activities	(32)	161	–	129

Profit before finance charges	144	460	72	676

Notes:

(a)
Turnover excludes sales to Group companies.

(b)
Trading profit includes the Group's share of profits of associated undertakings whose turnover in not included.

(4)  Exchange rates

	2004	2003	2002
	Average rate for the year			2004	2003	2002
The significant translation rates to £1:				Closing rate at 31 August

US Dollar	1.78	1.60	1.46	1.81	1.58	1.55
Mexican Peso	19.92	16.72	13.70	20.55	17.48	15.33
Euro	1.47	1.49	1.60	1.48	1.45	1.58

(5)  Staff costs

	Year to 31 August 2004
	Full Time		Part Time			Year to 31 August 2003 (restated) Total	Year to 31 August 2002 (restated) Total
	UK	Overseas	UK	Overseas	Total

	(£m)
Remuneration	71	270	2	7	350	377	357
Social security	9	35	–	–	44	44	42
Pension schemes
– United Kingdom	11	–	–	–	11	10	6
– Overseas	–	17	–	–	17	14	8
Post retirement medical benefits (PRMB)	1	3	–	–	4	5	8

	92	325	2	7	426	450	421

Average numbers employed
2004 – Continuing operations	1,699	8,856	71	1,059	11,685
2003 – Continuing operations	1,804	9,319	187	1,239		12,549
2002 – Continuing operations	1,563	9,034	146	1,370			12,113

(6)  Pension and post-retirement benefit schemes

The Group operates a number of pension and post-retirement healthcare schemes throughout the world. The major schemes are of the defined benefit type and the assets of the schemes are largely held in separate trustee administered funds. The UK funds represent approximately 80% of the overall pension liabilities of the Group and are closed to new members. The Group operates defined benefit pension and post-retirement medical benefit schemes in several countries overseas, with the most significant being in the US and Canada. In addition there are a number of defined contribution schemes.

The assets and liabilities of the defined benefit schemes are reviewed regularly by independent professionally qualified actuaries. For the UK schemes a full assessment is undertaken every three years for funding purposes and the latest full actuarial valuation of the UK schemes was carried out as at 6 April 2003 using the projected unit credit method. The latest actuarial reviews of the US and Canadian schemes were carried out as at 1 January 2004.

The Group has adopted "FRS 17 – Retirement benefits" in full from 1 September 2003.

The Group's investment strategy for its funded pension schemes has been developed within the framework of local statutory requirements. The Group's policy for the allocation of assets within the schemes has the objective of maintaining the right balance between controlling risk and achieving the long-term returns which will minimise the cost to the Group. The Group aims to invest a significant proportion of the assets (50%) into equities which the Group believes offer the best returns over the longer term. In addition the Group invests approximately 40% of the assets into bonds with the remainder in properties and cash.

The total cost of pension and post-retirement benefits for the Group was £51m (2003: £49m, 2002: £2m credit) of which £32m (2003: £29m, 2002: £22m) has been charged against operating profit and £19m (2003: £20m, 2002: £24m credit) has been charged within other finance charges.

(a)
The major assumptions used were:

	31 August 2004		31 August 2003		31 August 2002
	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas

	(%)
Inflation	2.9	3.0	2.5	3.0	2.3	2.1
Rate of general increase in salaries	4.4	4.3	4.0	4.4	4.1	4.8
Rate of increase to benefits	3.2	1.8	3.1	1.8	3.1	2.1
Discount rate for scheme liabilities	5.8	5.7	5.6	6.0	6.0	6.5
The expected long term rate of returns and market values of the significant schemes is:
Equities	7.7	8.1	7.5	8.2	7.5	8.7
Bonds	5.4	6.0	5.0	5.8	5.0	6.1
Property and other	4.7	4.0	5.5	4.3	5.2	4.4

(b)
The net pension and post-retirement medical benefits (PRMB) liability of the Group as at 31 August 2004 was:

	31 August 2004		31 August 2003		31 August 2002
	United Kingdom market value	Overseas market value	United Kingdom market value	Overseas market Value	United Kingdom Market value	Overseas market value

	(£m)
Equities	821	134	814	156	896	206
Bonds	616	136	594	161	458	115
Property and other	159	33	143	14	197	6

Total market value of assets	1,596	303	1,551	331	1,551	327
Present value of scheme liabilities	(2,002)	(458)	(2,004)	(464)	(1,941)	(417)

Deficit in the schemes	(406)	(155)	(453)	(133)	(390)	(90)
Related deferred tax asset	122	52	136	45	117	27

Net pension and PRMB liability	(284)	(103)	(317)	(88)	(273)	(63)

(c)
Profit and loss account charges

	31 August 2004		31 August 2003		31 August 2002
	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas

	(£m)
The amounts charged to operating profit during the year were:
Current service cost	11	21	10	19	6	9
Past service cost	–	–	–	–	–	7

Total included within operating profit	11	21	10	19	6	16
The amounts charged to other finance charges during the year were:
Interest cost	110	25	114	26	110	28
Expected return on assets	(97)	(19)	(98)	(22)	(130)	(32)

Total included within other finance charges	13	6	16	4	(20)	(4)

(d)
Analysis of amount that has been included within the Group statement of recognised gains and losses:

	31 August 2004		31 August 2003		31 August 2002
	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas

	(£m)
Actual return less expected return on pension scheme assets	10	5	(12)	(6)	(322)	(64)
Experience gains and losses arising on the scheme liabilities	(17)	(3)	20	(4)	(52)	–
Changes in assumptions underlying the present value of the scheme liabilities	34	(26)	(71)	(22)	(19)	(19)

Actuarial gain/(loss) recognised in Group statement of total recognised gains and losses	27	(24)	(63)	(32)	(393)	(83)
Deferred tax movement	(8)	7	19	11	112	25

Actuarial gain/(loss) recognised in Group statement of total recognised gains and losses – net of tax	19	(17)	(44)	(21)	(281)	(58)

(e)
The movement in deficit during the year was:

	31 August 2004		31 August 2003		31 August 2002
	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas

	(£m)
Deficit in scheme at beginning of year	(453)	(133)	(390)	(90)	(31)	(4)
Movement in year:
Current service cost	(11)	(21)	(10)	(19)	(6)	(9)
Past service cost	–	–	–	–	–	(7)
Contributions	44	13	26	16	20	4
Other finance income	(13)	(6)	(16)	(4)	20	4
Currency translation adjustment	–	16	–	(4)	–	5
Actuarial gain/(loss)	27	(24)	(63)	(32)	(393)	(83)

Deficit in scheme at the end of the year	(406)	(155)	(453)	(133)	(390)	(90)

(f)
The history of experience gains and losses is:

	31 August 2004		31 August 2003		31 August 2002
	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas

Actual return less expected return on pension scheme assets
Amount (£m)	10	5	(12)	(6)	(322)	(64)
Percentage of the scheme assets (%)	1%	2%	(1% )	(2% )	(21% )	(20% )
Experience gains and losses arising on the scheme liabilities
Amount (£m)	(17)	(3)	20	(4)	(52)	–
Percentage of the present value of the scheme liabilities (%)	1%	1%	(1%)	1%	3%	–
Actuarial loss recognised in Group statement of total recognised gains and losses
Amount (£m)	27	(24)	(63)	(32)	(393)	(83)
Percentage of the present value of the scheme liabilities (%)	(1% )	5%	3%	7%	20%	20%

(7)  Operating costs

		Year to 31 August	Year to 31 August	Year to 31 August
	Note	2004	2003 (restated)	2002 (restated)

		(£m)
Change in stocks of finished goods and work in progress		(5)	(72)	(94)
Raw materials and consumables		810	838	840
Customs and excise duty paid
– ongoing		618	671	638
– Mexican excise rebate		–	(38)	(213)
Staff costs	5	426	450	421
Depreciation	14	78	75	75
Goodwill amortisation		40	40	38
Other operating charges including exceptional items		654	690	823
Operating leases
– hire of equipment		11	11	11
– property rents		45	48	48
Payments to auditor
– fees for audit		3	3	6

		2,680	2,716	2,593

The parent company audit fee was nil (2003 and 2002: nil). Other payments to the auditor related to taxation services £1m (2003: £1m, 2002: £2m), and other of £nil (2003: £nil, 2002: £2m).

(8)  Goodwill amortisation and exceptional items

	Year to 31 August 2004	Year to 31 August 2003	Year to 31 August 2002

	(£m)
Goodwill amortisation	(40)	(40)	(38)

Exceptional items
Mexican excise rebate	–	38	213
Mexican social projects	–	–	(11)
Acquisition integration costs	–	(3)	(36)
Termination of land lease	–	–	(23)
Asset write downs	(5)	2	(14)
Restructuring	(31)	(9)	–

Total exceptional items within operating costs	(36)	28	129
Profit on sale of businesses	20	–	–
Profit on disposal of fixed assets	14	–	–

Goodwill amortisation and exceptional items before taxation	(42)	(12)	91
Taxation	16	(8)	(46)

Goodwill amortisation and exceptional items after taxation	(26)	(20)	45

(9)  Interest payable

	Year to 31 August 2004	Year to 31 August 2003	Year to 31 August 2002

	(£m)
Interest on bank loans and overdrafts	21	31	63
Interest on other loans	103	107	75
Less: deposit and other interest receivable	(7)	(12)	(8)

Interest payable	117	126	130

(10)  Taxation

	Year to 31 August
	2004	2003 (restated)	2002 (restated)

	(£m)
The charge for taxation on the profit for the period comprises:
Current tax
United Kingdom taxation
Corporation tax at 30% (2003: 30%, 2002: 30%)	(3)	25	18
Adjustment in respect of prior periods	(11)	(1)	(3)
Double taxation relief	(3)	(1)	(3)

	(17)	23	12
Overseas taxation
Corporation tax	65	60	188
Adjustment in respect of prior periods	1	9	(26)

	66	69	162
Taxation on attributable profit of associated undertakings	10	10	7

Total current tax	59	102	181
Deferred tax
Origination and reversal of timing differences	57	64	(10)
Adjustment in respect of prior periods	(7)	(32)	5
Recognition of deferred tax assets arising in prior periods	–	(8)	(10)

Total tax charge	109	126	166

A reconciliation of the current tax charge at the UK corporation tax rate of 30% (2003: 30%, 2002: 30%) to the Group's current tax on profit on ordinary activities is shown below:

	Year to 31 August
	2004	2003 (restated)	2002 (restated)

	(£m)
Profit on ordinary activities before taxation	479	479	570

Notional charge at UK corporation tax rate of 30%	144	144	171
Differences in effective overseas tax rates	11	16	18
Adjustments to prior period tax charges	(10)	8	(29)
Taxable intra-group dividend income	–	5	14
Utilisation of tax losses not recognised	–	–	(14)
Non deductible expenditure	7	13	22
Non taxable income and gains	(33)	(12)	(10)
Losses and other timing differences	(57)	(64)	10
Other current year items	(3)	(8)	(1)

Current tax charge	59	102	181

(11)  Earnings per share

Basic earnings per share of 33.1p (2003: 31.3p, 2002: 36.7p) has been calculated on earnings of £356m (2003: £337m, 2002: £391m) divided by the average number of shares of 1,076m (2003: 1,075m, 2002: 1,066m).

Diluted earnings per share of 32.9p (2003: 31.3p, 2002: 36.6p) has been calculated on earnings of £356m (2003: £337m, 2002: £391m) and after including the effect of all dilutive potential Ordinary Shares, the average number of shares is 1,083m (2003: 1,076m, 2002: 1,069m).

To show earnings per share on a comparable basis, normalised earnings per share of 35.5p (2003: 33.2p, 2002: 32.5p) has been calculated on normalised earnings of £382m (2003: £357m, 2002: £346m) divided by the average number of shares of 1,076m (2003: 1,075m, 2002: 1,066m). Normalised earnings has been calculated as follows:

	Year to 31 August
	2004	2003 (restated)	2002 (restated)

	(£m)
Earnings as reported	356	337	391
Adjustment for exceptional items net of tax	(10)	(18)	(81)
Adjustment for goodwill amortisation net of tax	36	38	36

Normalised earnings	382	357	346

Average number of shares	millions	millions	millions
Weighted average ordinary shares in issue during the year	1,107	1,107	1,087
Weighted average ordinary shares owned by the Allied Domecq employee trusts*	(31)	(32)	(21)

Weighted average ordinary shares used in basic earnings per share calculation	1,076	1,075	1,066

Note:

*
Includes American Depositary Shares representing underlying Ordinary Shares.

(12)  Ordinary dividends

	Year to 31 August
	2004	2003	2002	2004	2003	2002

	(£m)			(p)
Interim	63	57	53	5.83	5.30	4.90
Final	104	93	88	9.67	8.70	8.10

	167	150	141	15.50	14.00	13.00

(13)  Intangible assets

	31 August 2004
	Goodwill	Brands	Other intangibles	Total

	(£m)
Cost
At the beginning of the year	785	555	35	1,375
Currency translation adjustment	–	–	–	–
Additions	4	–	–	4

At the end of the year	789	555	35	1,379
Amortisation
At the beginning of the year	(93)	–	(9)	(102)
Currency translation adjustment	–	–	–	–
Charge for the year	(40)	–	(3)	(43)

At the end of the year	(133)	–	(12)	(145)

Net balance at the end of the year	656	555	23	1,234

Goodwill is being amortised over 20 years. All goodwill relates to the Spirits & Wine segment.

Brands relates to the acquisition of Malibu in 2002. The acquired brand intangible asset is determined to have an indefinite useful economic life. An impairment review was carried out at the balance sheet date and the Board of Directors were satisfied that the brand had not suffered any loss in value.

Other intangibles are being amortised over ten years.

(14)  Tangible assets

	31 August 2004
	Land and Buildings	Plant and Equipment	Total

	(£m)
Cost
At the beginning of the year	773	721	1,494
Currency translation adjustment	(45)	(39)	(84)

	728	682	1,410
Additions
– acquisitions	2	1	3
– capital expenditure	31	81	112
Disposals and transfers	(38)	(33)	(71)

At the end of the year	723	731	1,454
Depreciation
At the beginning of the year	(169)	(359)	(528)
Currency translation adjustment	12	20	32

	(157)	(339)	(496)
Disposals and transfers	15	26	41
Charge for the year	(17)	(61)	(78)

At the end of the year	(159)	(374)	(533)

Net book value at 31 August 2004	564	357	921

	31 August 2004
	At cost	Net book value

	(£m)
Freehold land and buildings	638	506
Long lease land and buildings	16	14
Short lease land and buildings	69	44

Total land and buildings	723	564

(15)  Investments and loans

	31 August 2004
	Investments
			Franchise and trade loans
	Listed	Unlisted		Total

	(£m)
At the beginning of the year	139	13	8	160
Prior year adjustment	(129)	–	–	(129)

At the beginning of the year (restated)	10	13	8	31
Currency translation adjustment	–	–	(1)	(1)
Disposals and transfers	(8)	–	(1)	(9)

At the end of the year	2	13	6	21

The Group has complied with "UTIF 38 – Accounting for ESOP Trusts". This has resulted in the reclassification of shares held in employee trusts from investments to Shareholders' funds and has been accounted for as a prior year adjustment.

The unlisted investments include a holding of 1% in Suntory Limited, incorporated in Japan.

(16)  Investments in associates

	31 August 2004
	Cost	Unlisted companies' share of reserves	Listed companies' share of reserves	Loans	Total

	(£m)
At the beginning of the year	43	26	14	2	85
Currency translation adjustment	(1)	(1)	(1)	–	(3)
Additions	1	–	–	–	1
Other reserve movement	–	(17)	–	–	(17)
Share of retained profit for the year	–	7	–	–	7

At the end of the year	43	15	13	2	73

The share of profits before taxation was £32m (2003: £24m, 2002: £15m) and dividends received were £15m (2003: £13m, 2002: £11m).

The principal associate is a 23.75% equity interest in Britannia Soft Drinks Limited, a company engaged in the manufacture and sale of soft drinks. In 2004 Britannia adopted a defined benefit pension plan which resulted in a £17million reduction in the Group's share of the net assets.

Other associates include Baskin Robbins Japan (44% equity interest) and Baskin Robbins Korea (33% equity interest) and the Group's interest in the Miller ready-to-drink commercial partnership.

The above figures comprise the amounts attributable to the Group based on the latest accounts it has been practicable to obtain, some of which are unaudited management accounts.

(17)  Stocks

31 August 2004

(£m)
Raw materials and consumables	27
Maturing inventory	1,025
Finished products	273
Bottles, cases and pallets	18

1,343

(18)  Debtors

31 August 2004

(£m)
Amounts due within one year
Trade debtors	450
Deferred tax assets (note 20)	18
Other debtors	94
Prepayments and accrued income	58

620

Amounts due after more than one year
Other debtors	3
Prepayments and accrued income	13

16

Debtors	636

(19)  Creditors

31 August 2004

(£m)
Amounts due within one year
Trade creditors	233
Bills payable	18
Other creditors	255
Social security	9
Taxation	196
Accruals and deferred income	273
Proposed dividend (note 12)	104

1,088

Amounts due after more than one year
Other creditors	33
Accruals and deferred income	10

43

(20)  Provisions for liabilities and charges

	31 August 2004
	Post-retirement medical benefits (restated)	Reorganisation and Restructuring	Surplus properties	Deferred taxation (restated)	Total

	(£m)
At the beginning of the year	90	31	9	153	283
Prior year adjustment	(90)	–	–	(67)	(157)

At the beginning of the year (restated)	–	31	9	86	126
Currency translation adjustment	–	4	–	(5)	(1)
Timing differences within statement of recognised gains and losses	–	–	–	23	23
Utilised during the year	–	(43)	–	–	(43)
Charged during the year	–	31	–	43	74

At the end of the year	–	23	9	147	179

The Group has adopted "FRS 17 – Retirement benefits". As a result, pensions and post-retirement medical liabilities and the related deferred tax are now included within the new balance sheet classification "Pension and post-retirement liabilities". This has been accounted for as a prior year adjustment.

During the year ended 31 August 2004, £11m of reorganisation and restructuring provisions brought forward from previous years were utilised during the year. New provisions totalling £7m were created during the year. Of the provisions outstanding at the year end, £11m related to the termination of a land lease in California and £2m for the trust fund established for social and community projects in Mexico. The remainder related to the Group restructuring programme.

It is expected that the majority of reorganisation and restructuring costs will be incurred in the financial year ending 31 August 2005, whilst the trust funds will be disbursed as the projects develop.

The provision for surplus properties will be utilised over the terms of the leases to which the provision relates.

31 August 2004

(£m)
Deferred taxation
Accelerated capital allowances	37
Goodwill and other intangible assets	117
Tax losses and credits	(58)
Pensions and post-retirement benefits	(174)
Other timing differences	33

Net deferred taxation asset	(45)
Comprising:
Deferred tax asset (note 18)	(18)
Deferred tax liability	147
Pension and post-retirement benefits (note 6)	(174)

(45)

31 August 2004

(£m)
Movement in deferred taxation
At the beginning of the year	136
Prior year adjustment	(253)

At the beginning of the year (restated)	(117)
Timing differences within statement of recognised gains and losses	22
Charged during the year	50

At the end of the year	(45)

The prior year adjustment arises following the introduction of "FRS 17 – Retirement benefits".

Deferred tax assets of £39m at 31 August 2004 have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions.

Deferred tax has not been provided for liabilities which might arise on unremitted earnings of overseas subsidiaries and associates, as such earnings are reinvested by the Group and no tax is expected to be payable on them in the foreseeable future.

(21)  Net debt

		31 August 2004

	Redemption date	(£m)
Unsecured loans
GBP250m Bond (6.625%)*	2014	247
EUR600m Bond (5.875%)*	2009	402
GBP450m Bond (6.625%)*	2011	448
EUR800m Bond (5.5%)*	2006	539
NZD125m Capital Notes (9.3%)	2006	45
DEM500m Notes (4.75%)*	2005	173
NZD100m Revolving Credit Facility*	2006	19
MXN600m Revolving Credit Facility	2008	28
Foreign currency swaps	Various	(209)

Loan capital		1,692
Short term borrowings		378
Cash at bank and in hand		(129)

Net debt		1,941

Note:

*
Borrowings and interest guaranteed by Allied Domecq PLC or Allied Domecq (Holdings) PLC.

The Euro and GBP Bonds have been swapped into floating rate US Dollars.

31 August 2004

(£m)
Repayment schedule
More than five years	695
Between two and five years	222
Between one and two years	775

Loan capital due after one year	1,692
Due within one year	378

Total borrowings	2,070

The funding policy of the Group is to maintain a broad portfolio of debt, diversified by source and maturity and to maintain committed facilities sufficient to cover with a minimum of £300m above peak borrowing requirements for the next 12 months. At 31 August 2004, the Group had available undrawn committed bank facilities of £1,192m of which £77m mature in less than one year and £1,115m between two and five years.

(22)  Financial instruments

Set out below is a year end comparison of the current and book values of the Group's financial instruments by category excluding short-term debtors and creditors. Where available, market rates have been used to determine current values. Where market values are not available, current values have been calculated by discounting cash flows at prevailing interest and exchange rates.

	31 August 2004
	Book Value	Current Value

	(£m)
Cash at bank and in hand	129	129
Short-term debt (including current portion of long-term debt)	(378)	(378)
Long-term debt	(1,692)	(1,799)

Total net debt	(1,941)	(2,048)

Interest rate risk management

Exposure to interest rate fluctuations on borrowings and deposits is managed by using cross currency swaps, interest rate swaps and purchased interest rate options. The Group has a fixed/floating debt target of 70% +/- 10%.

At the year end, taking account of swaps, 71% of net debt was at fixed rates of interest. At the year end, the weighted average maturity of net debt was approximately 3.4 years.

	31 August 2004
	Book value	Current Value

	(£m)
Interest rate swaps	1	(30)
Cross currency swaps	8	32

	9	2

There is a deferred loss in respect of interest rate swaps, being the net of the current value less book value, of which £10m relates to the financial year ending 31 August 2005 and £21m thereafter.

There is a deferred gain in respect of cross currency swaps, being the net of the current value less book value, of which £4m relates to the financial year ending 31 August 2005 and £20m thereafter.

After taking into account cross currency and interest rate swaps, the currency and interest rate exposure of net debt as at 31 August 2004 was:

	31 August 2004
			Fixed rate debt
	Net debt	Floating rate net debt	Fixed rate debt	Weighted average interest rate	Weighted average time for which rate is fixed

	(£m)	(£m)	(£m)	(%)	(Years)
Sterling	18	18	–	–	–
US Dollar	1,205	443	762	5.8	5
Euro	562	89	473	5.2	2
NZ Dollar	95	22	73	8.1	2
Japanese Yen	103	34	69	0.7	3
Other	(42)	(42)	–	–	–

Net debt	1,941	564	1,377	5.7	4

Some of the interest rate swaps included in the above table are cancellable at the option of the banks at various dates between 1 September 2004 and 31 August 2006.

The floating rate debt includes bank debt bearing interest at rates based on the relevant inter bank rate and on commercial paper rates in the UK, US, Canada and France. These rates are fixed in advance for periods up to six months. The weighted average interest rate on floating net debt as at 31 August 2004 was approximately 3.6%.

Foreign exchange

The Group estimates its net transaction cash flows in its main currencies of business which are then hedged forward for up to 18 months using a combination of forward exchange contracts and purchased foreign exchange options. At the year end 82% of such currency exposures had been hedged for the following 12 months.

The estimated current value of the foreign exchange cover forward contracts and options entered into to hedge future transaction flows is set out below based on quoted market prices where available and option pricing models.

	31 August 2004
	Nominal value of derivatives	Book value	Current value

	(£m)
Foreign exchange forward rate contracts
– assets	140	–	5
– liabilities	53	–	(1)
Options
– assets	110	–	3
– liabilities	–	–	–

	303	–	7

A net gain of £13m was recognised on all foreign exchange forward contracts and options maturing in the year to 31 August 2004 (2003: £13m, 2002: £9m).

At 31 August 2004, there were no material monetary assets or liabilities in currencies other than the functional currencies of Group companies, having taken into account the effect of derivative financial instruments that have been used to hedge foreign currency exposure.

(23)  Share capital

	31 August 2004
	Authorised	Allotted, called up and fully paid

	(£m)
Equity
Ordinary shares of 25p	400	277

	31 August 2004
	Authorised	Issued

	(million)
Number of shares	1,600	1,107

Share option schemes

During the year ended 31 August 2004 options have been granted under the existing employee share option schemes over both Ordinary Shares and American Depositary Shares (ADSs) totalling 13,159,067* shares. Options were exercised over 3,986,000* shares and options over 2,349,338* shares lapsed during the year.

*
These totals include ADSs each of which represents four underlying Ordinary Shares

Details of the unexercised options granted under the Company's employee share option schemes as at 31 August 2004 were as follows:

	Date of Grant	Option price (p)	Ordinary Shares

Options over Ordinary Shares
SAYE Scheme 1999	3 December 1999	262.0	593,197
International SAYE Scheme 1999	2 June 2000	265.0	117,883
	30 November 2001	282.0	522,009
Approved Executive Share Option Scheme 1999	5 May 2000	331.0	9,063
	8 May 2001	408.0	845,480
	2 November 2001	351.5	298,442
	3 May 2002	438.0	34,245
	1 November 2002	382.0	426,548
	1 May 2003	351.0	25,641
	23 October 2003	383.0	353,751
	26 April 2004	455.25	6,589
Executive Share Option Scheme 1999	1 November 1999	342.0	3,524,647
	16 November 1999	331.5	292,500
	5 May 2000	331.0	15,937
	8 May 2001	408.0	2,679,218
	2 November 2001	351.5	4,465,579
	3 May 2002	438.0	214,353
	1 November 2002	382.0	7,122,334
	1 May 2003	351.0	64,359
	23 October 2003	383.0	8,209,060
	26 April 2004	455.25	129,901
Long Term Incentive Scheme 1999	2 November 2001	0.1	1,563,889
	3 May 2002	0.1	77,054
	1 November 2002	0.1	1,015,906
	23 October 2003	0.1	1,051,959
	26 April 2004	0.1	49,423

			33,708,967

	Date of Grant	Option price ($)	ADSs

Options over ADSs
US Schedule to the Executive Share option Scheme 1999	1 November 2002	24.45	425,715
	8 January 2003	25.85	3,868
	1 May 2003	22.93	3,750
	23 October 2003	26.16	373,566
Executive Share Option Scheme 1999	1 November 2002	24.45	37,975
	8 January 2003	25.85	33,366
	1 May 2003	22.93	1,750
	23 October 2003	26.16	337,638
Long Term Incentive Scheme 1999	8 January 2003	0.006	21,276
	23 October 2003	0.006	41,952

			1,280,856

The Company currently satisfies the exercise of options using existing shares that are purchased in the market by the Company's employee trusts. The profit and loss expense under the option plans is determined based upon the excess of the option price of the underlying options and the market value on the date of the award and is amortised over the vesting period. As at 31 August 2004 the Company's employee trusts held 27,073,905 shares (including ADSs) in the Company all of which were the subject of awards made under the Company's employee share schemes. The Trustees are obliged to waive the dividends on these shares. The options exercised during the year were all satisfied by the transfer of shares to participants by the employee trusts.

(24)  Capital and reserves

	31 August 2004
	Share capital	Share premium account	Merger reserve	Shares held in employee trusts (restated)	Profit and loss account (restated)	Total

	(£m)
At the beginning of the year	277	165	(823)	–	1,299	918
Prior year adjustment	–	–	–	(129)	(552)	(681)

At the beginning of the year (restated)	277	165	823	(129)	747	237
Profit earned for shareholders for the year	–	–	–	–	356	356
Currency translation differences on foreign currency net investments	–	–	–	–	108	108
Taxation on translation differences	–	–	–	–	(26)	(26)
Movement on shares in employee trusts	–	–	–	17	–	17
Associated undertaking reserve movement	–	–	–	–	(17)	(17)
Actuarial gain on net pension liabilities (net of deferred tax)	–	–	–	–	2	2
Ordinary dividends	–	–	–	–	(167)	(167)

At the end of the year	277	165	(823)	(112)	1,003	510

Goodwill (at historic exchange rates) of £2,284 million has been written off to reserves.

The following adjustments have been made to opening Shareholders' funds as a result of the adoption of "FRS 17 – Retirement benefits", "Application of Note G–revenue recognition" and amendments to "FRS 5 – Reporting the substance of transactions" and "UITF 38 – Accounting for ESOP Trusts".

31 August 2004

(£m)
Reversal of SSAP 24 pension debtor	(309)
Reversal of SSAP 24 post-retirement medical benefit	90
Gross pension and post-retirement benefits reported under FRS 17	(586)
Deferred taxation adjustments on above	253
UITF 38 reclassification of shares held by employee trusts	(129)

Total prior year adjustments	(681)

(25)    Minority interests

	31 August 2004
	Equity	Non equity	Total

	(£m)
At the beginning of the year	72	4	76
Currency translation adjustment	(3)	–	(3)
Share of profits of subsidiary undertakings	12	2	14
Dividends declared	(4)	(1)	(5)
Disposals	(2)	–	(2)

At the end of the year	75	5	80

The principal minority shareholdings relate to Jinro Ballentines Company Limited and Corby Distilleries Limited.

(26)  Detailed analysis of gross cash flows

Year to 31 August 2004

(£m)
Returns on investments and servicing of finance
Interest received	7
Interest paid	(124)
Dividends paid to minority shareholders	(5)

(122)

Taxation paid
UK taxation	(1)
Overseas taxation	(81)

(82)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(112)
Sale of tangible fixed assets	53
Purchase of intangible fixed assets	(8)
Disposal of trade investments	9

(58)
Acquisitions and disposals
Purchase of subsidiary undertakings	(10)
Purchase of associated undertakings	(1)
Sale of subsidiary undertakings	20

9
Financing
Net movement of Ordinary Share capital within employee trusts*	17
Decrease in other borrowings	(1)

16

Note:

*
Includes American Depositary Shares representing underlying Ordinary Shares

(27)  Reconciliation of net cash inflow from operating activities to free cash flow

Year to 31 August 2004

(£m)
Net cash inflow from operating activities	655
Capital expenditure net of sale of tangible assets	(59)
Dividends received from associated undertakings	15

Operating cash net of fixed assets	611
Taxation paid	(82)
Net interest paid	(117)
Dividends paid
– Ordinary shareholders	(156)
– minorities	(5)

Free cash flow	251

(28)  Net debt

	Year ended 31 August 2004
	Cash at bank and in hand	Overdrafts due within one year	Other short-terms borrowings due within one year	Loan capital due after one year	Net debt

	(£m)
At the beginning of the year	175	(90)	(682)	(1,815)	(2,412)
(Decrease)/increase in cash	(37)	–	310	–	273

Increase in liquid resources	4	–	–	–	4
Decrease/(increase) in loan capital and other loans	–	–	2	(1)	1
Exchange adjustments	(13)	16	66	124	193

At the end of the year	129	(74)	(304)	(1,692)	(1,941)

Liquid resources comprise short-term deposits which have maturity dates of less than three months.

(29)  Capital commitments

31 August 2004

(£m)
Contracted for but not provided in the accounts	3

(30)  Operating lease commitments

	Land and buildings	Other

	(£m)
The minimum operating lease payments to be made in the year ending 31 August 2005 for leases expiring:
Within one year	5	4
Within two to five years	24	7
After five years	21	–

	50	11

(31)  Contingent liabilities

In the normal course of business, the Group has a number of legal claims or potential claims against it, none of which are expected to give rise to significant loss. The Group is not currently involved in any legal or arbitration proceedings, including any proceedings which are threatened or pending of which Allied Domecq is aware, which may have a material effect on the Group's financial position, results of operations or liquidity. Allied Domecq, together with the other major players in the US drinks industry, has been named in a putative class action lawsuit in the State of Ohio alleging a consistent, long-running deceptive programme of advertising and marketing which is illegally targeted at children and underage drinkers and claiming disgorgement of unlawful profits. The lawsuit, which is being vigorously defended, is in the very early pre-discovery, pre-trial pleading stages; accordingly, it is too early to determine the materiality of the contingent liability arising from this lawsuit and no reserve has been established in connection herewith.

(32)  Related Party Transactions

Transactions with associated undertakings

All transactions with these undertakings arise in the normal course of the business.

	31 August 2004	31 August 2003	31 August 2002

	(£m)
Sales to associated undertakings	52	43	50
Purchases of goods and other services	(2)	(11)	(13)
Marketing expenditure charged	(11)	(14)	(8)
Dividends received	15	13	11

31 August 2004

(£m)
Loans to associated undertakings	2
Net amounts due from associated undertakings	10

7.6.2    Section B: Financial information relating to Allied Domecq for the six months ended 28 February 2005

The information set out in Section 7.6.2 – Section B has been extracted, without material adjustment, from the unaudited Interim Report of Allied Domecq for the six months to February 28, 2005, which was published on April 22, 2005. Allied Domecq's (unaudited) interim report for the six months to 28 February 2005 is available on Allied Domecq PLC's website (www.allieddomecq.com).

UNAUDITED INTERIM RESULTS OF ALLIED DOMECQ
FOR THE SIX MONTHS ENDED 28 FEBRUARY 2005

Group profit and loss account – Six months to 28 February 2005

		Six months to 28 February 2005					Six months to 29 February 2004
	Note	Before goodwill and exceptional items		Goodwill and exceptional items	Total		Before goodwill and exceptional items		Goodwill and exceptional items	Total

		(£m)
Turnover	2	1,700		–	1,700		1,704		–	1,704
Operating costs
– goodwill amortisation		–		(20)	(20)		–		(20)	(20)
– other		(1,361)		(6)	(1,367)		(1,377)		(12)	(1,389)

Operating profit from continuing activities		339		(26)	313		327		(32)	295
Share of operating profits of associated undertakings		10		–	10		10		–	10

Trading profit on ordinary activities before finance charges	2	349		(26)	323		337		(32)	305
Profit on disposal of fixed assets in continuing activities		–		14	14		–		–	–

Profit on ordinary activities before finance charges		349		(12)	337		337		(32)	305
Interest payable		(55)		–	(55)		(61)		–	(61)
Other finance charges		(9)		–	(9)		(10)		–	(10)

Profit on ordinary activities before taxation		285		(12)	273		266		(32)	234
Taxation	5	(68)		3	(65)		(64)		5	(59)

Profit on ordinary activities after taxation		217		(9)	208		202		(27)	175
Minority interests – equity and non-equity		(9)		–	(9)		(8)		–	(8)

Profit earned for Ordinary Shareholders for the period	4	208		(9)	199		194		(27)	167
Ordinary dividends	6				(71)					(63)

Retained profit					128					104

Earnings per Ordinary Share:
– basic	4				18.4	p				15.5	p
– diluted	4				18.2	p				15.5	p
– normalised	4	19.2	p				18.0	p

The above figures comprise the unaudited results for the six months to 28 February 2005 and 29 February 2004, all of which relate to continuing operations.

Group balance sheet at 28 February 2005

	Note	28 February 2005	31 August 2004	29 February 2004

		(£m)
Fixed assets
Intangible assets		1,212	1,234	1,251
Tangible assets		884	921	893
Investments and loans		14	21	22
Investments in associates		72	73	79

Total fixed assets		2,182	2,249	2,245

Current assets
Stocks		1,372	1,343	1,341
Debtors		660	636	618
Cash at bank and in hand	10	127	129	140

Total current assets		2,159	2,108	2,099

Creditors (due within one year)
Short-term borrowings	10	(487)	(378)	(599)
Dividends		(71)	(104)	(63)
Other creditors		(922)	(984)	(900)

Total current liabilities		(1,480)	(1,466)	(1,562)

Net current assets		679	642	537

Total assets less current liabilities		2,861	2,891	2,782
Creditors (due after more than one year)
Loan capital	10	(1,463)	(1,692)	(1,657)
Other creditors		(51)	(43)	(46)

Total creditors due after more than one year		(1,514)	(1,735)	(1,703)

Provisions for liabilities and charges		(182)	(179)	(168)

Net assets excluding pension and post-retirement liabilities		1,165	977	911

Pension and post-retirement liabilities (net of deferred taxation)		(372)	(387)	(392)

Net assets including pension and post-retirement liabilities		793	590	519

Capital and reserves
Called up share capital		277	277	277
Share premium account		165	165	165
Merger reserve		(823)	(823)	(823)
Shares held in employee trusts		(88)	(112)	(122)
Profit and loss account		1,177	1,003	946

Shareholders' funds – equity	7	708	510	443
Minority interests – equity and non-equity		85	80	76

		793	590	519

Group cash flow information – Six months to 28 February 2005

	Note	Six months to 28 February 2005	Six months to 29 February 2004

		(£m)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit		313	295
Goodwill amortisation		20	20
Exceptional operating costs		5	2
Depreciation		41	38
Increase in stocks		(45)	(23)
(Increase)/decrease in debtors		(16)	20
Decrease in creditors		(72)	(80)
Expenditure against provisions for reorganisation and restructuring costs		(13)	(18)
Other items		(8)	(10)

Net cash inflow from operating activities		225	244

Group cash flow statement
Net cash inflow from operating activities		225	244
Dividends received from associated undertakings		8	9
Returns on investments and servicing of finance	8	(41)	(53)
Taxation paid	8	(47)	(44)
Capital expenditure and financial investment	8	7	(25)
Equity dividends paid		(104)	(93)

Cash inflow before use of liquid resources and financing		48	38
Management of liquid resources		(21)	(22)
Financing	8	4	4

Increase in cash in the period	10	31	20

Reconciliation of net cash flow to movement in net debt
Increase in cash in the period		31	20
Increase in liquid resources		21	22
Decrease in loan capital		20	3

Movement in net debt resulting from cash flows		72	45
Exchange adjustments		46	251

Movement in net debt during the period		118	296
Opening net debt		(1,941)	(2,412)

Closing net debt	10	(1,823)	(2,116)

Notes to the accounts

(1)  Basis of preparation

These interim statements, which are unaudited, comply with relevant accounting standards. The accounting policies have been applied on a basis consistent with those applied in the 2004 Annual Report and Accounts. The 2004 Annual Report and Accounts were prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) and have been reported on by the Group's auditor and filed with the Registrar of Companies. The report of the auditor was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

The periods to 28 February 2005 and 29 February 2004 are regarded as distinct financial periods for accounting purposes with the exception of taxation where the periods are allocated an appropriate proportion of the expected total annual charge.

These interim financial statements were approved by the Board on 20 April 2005.

(2)  Activity analysis

	Six months to 28 February 2005		Six months to 29 February 2004
	Turnover	Trading profit(1)	Turnover	Trading profit(1)

	(£m)
Spirits & Wine	1,577	298	1,600	296
QSR	123	45	104	34
Britannia	–	6	–	7

	1,700	349	1,704	337

Note:

(1)
Trading profit above is before goodwill and exceptional items. Goodwill and exceptional items for the six months to 28 February 2005 is a loss of £12 million (2004: loss – £32 million) and relates wholly to Spirits & Wine activities for both periods.

During the period the Group has reviewed its lease accounting and as a result the QSR turnover for the six months to 28 February 2005 includes an £11 million uplift to correct the accounting treatment of rental income in prior years. There was no impact on trading profit because the uplift in rental income was offset by a similar increase in rental expense.

(3)  Geographical analysis

	Six months to 28 February 2005		Six months to 29 February 2004
	Turnover	Trading profit(1)	Turnover	Trading profit(1)

	(£m)
By country of destination
Europe	707	110	735	109
Americas	732	187	719	175
Rest of World	261	52	250	53

	1,700	349	1,704	337

Note:

(1)
Trading profit above is before goodwill and exceptional items. Goodwill and exceptional items for the six months to 28 February 2005 relate to Europe (loss – £9 million) (2004: loss – £19 million), Americas (loss – £3 million) (2004: loss – £3 million) and Rest of World (nil) (2004: loss – £10 million).

	Six months to 28 February 2005		Six months to 29 February 2004
	Turnover	Trading profit(1)	Turnover	Trading profit(1)

	(£m)
By country of operation
Europe	1,119	130	1,141	133
Americas	913	195	861	173
Rest of World	210	24	193	31

	2,242	349	2,195	337
Turnover with Group companies	(542)	–	(491)	–

	1,700	349	1,704	337

Note:

(1)
Trading profit above is before goodwill and exceptional items. Goodwill and exceptional items for the six months to 28 February 2005 relate to Europe (loss – £9 million) (2004: loss – £19 million), Americas (loss – £3 million) (2004: loss – £3 million) and Rest of World (nil) (2004: loss – £10 million).

(4)  Reconciliation to normalised earnings

	Six months to 28 February 2005	Six months to 29 February 2004

	(£m)
Earnings as reported	199	167
Adjustments for exceptional items net of tax	(10)	9
Adjustments for goodwill amortisation net of tax	19	18

Normalised earnings	208	194

	Average number of shares

	(Millions)
Weighted average Ordinary Shares in issue during the period	1,107		1,107
Weighted average Ordinary Shares owned by the Allied Domecq employee trusts(1)	(24)		(32)

Weighted average Ordinary Shares used in earnings per share calculation	1,083		1,075
Normalised earnings per Ordinary Share	19.2	p	18.0	p

Note:

(1)
Includes American Depositary Shares representing underlying Ordinary Shares.

Basic earnings per share of 18.4p (2004: 15.5p) has been calculated on earnings of £199 million (2004: £167 million) divided by the average number of shares of 1,083 million (2004: 1,075 million).

Diluted earnings per share of 18.2p (2004: 15.5p) has been calculated on earnings of £199 million (2004: £167 million) and, after including the effect of all dilutive potential Ordinary Shares, the average number of shares of 1,092 million (2004: 1,079 million).

(5)  Taxation

The £65 million (2004: £59 million) total taxation charge for the six months to 28 February 2005 comprises UK taxation of £6 million (2004: £7 million), overseas taxation of £55 million (2004: £49 million) and taxation on the profits of associated undertakings of £4 million (2004: £3 million).

Deferred tax assets of £39 million at 31 August 2004 have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions.

(6)  Ordinary dividends

The Board has declared an interim dividend of 6.5p per ordinary share (2004: 5.83p) payable on 8 July 2005. Dividends on American Depositary Shares are payable on 15 July 2005.

(7)  Reconciliation of movements in Shareholders' funds

	Six months to 28 February 2005	Six months to 29 February 2004

	(£m)
Profit earned for Ordinary Shareholders in the period	199	167
Currency translation differences on foreign currency net investments	43	126
Taxation on translation differences	(6)	(32)
Actuarial gains on net pension liabilities	9	1

Total recognised gains and losses relating to the period	245	262
Movement on shares in employee trusts	24	7
Ordinary dividends	(71)	(63)

Net Movement in Shareholders' funds	198	206
Shareholders' funds at the beginning of the period	510	237

Shareholders' funds at the end of the period	708	443

(8)  Detailed analysis of gross cash flows

	Six months to 28 February 2005	Six months to 29 February 2004

	(£m)
Returns on investments and servicing of finance
Interest received	6	4
Interest paid	(44)	(54)
Dividends paid to minority shareholders	(3)	(3)

	(41)	(53)

Taxation paid
UK taxation	–	1
Overseas taxation	(47)	(45)

	(47)	(44)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(40)	(37)
Sale of tangible fixed assets	41	12
Purchase of intangible fixed assets	–	(8)
Disposal of trade investments	6	8

	7	(25)

Financing
Net disposal of Ordinary Share capital for employee trusts(1)	24	7
Decrease in other borrowings	(20)	(3)

	4	4

Note:

(1)
Includes American Depositary Shares representing underlying Ordinary Shares.

(9)  Reconciliation of net cash inflow from operating activities to free cash flow

	Six months to 28 February 2005	Six months to 29 February 2004

	(£m)
Net cash inflow from operating activities	225	244
Capital expenditure net of sale of tangible assets	1	(25)
Dividends received from associated undertakings	8	9

Operating cash net of fixed assets	234	228
Taxation paid	(47)	(44)
Net interest paid	(38)	(50)
Dividends paid – Ordinary Shareholders	(104)	(93)
– minorities	(3)	(3)

Free cash flow	42	38

(10)  Net debt

					Six months to
			Other short-term borrowings due within one year
	Cash at bank and in hand	Overdrafts due within one year		Loan capital due after one year	28 February 2005	29 February 2004

		(£m)
At the beginning of the period	129	(74)	(304)	(1,692)	(1,941)	(2,412)
(Decrease)/increase in cash	(25)	60	(4)	–	31	20
Increase in liquid resources	21	–	–	–	21	22
(Increase)/decrease in loan capital and other loans	–	–	(176)	196	20	3
Exchange adjustments	2	2	9	33	46	251

At the end of the period	127	(12)	(475)	(1,463)	(1,823)	(2,116)

7.6.3  Attestation of Allied Domecq's statutory auditors

Specific attestation relating to the translation of Allied Domecq financial information

We have reviewed the French translation of the original English text of the Financial Information of Allied Domecq contained in the "Annual Report and Accounts" for the year ended 31 August 2004 and the "Interim Results" for the six months ended 28 February 2005 of Allied Domecq PLC, as set out in paragraph 7.6 sections A and B of this document.

The Accounts of Allied Domecq PLC for the years ended 31 August 2002, 2003 and 2004 and the Interim Results for the six months ended 28 February 2005 have been audited according to the UK auditing standards.

The Accounts of Allied Domecq PLC for the years ended 31 August 2002, 2003 and 2004 have been audited by KPMG Audit PLC London according to the UK auditing standards. KPMG Audit PLC London issued an unqualified opinion on these accounts. These audit reports are available on Allied Domecq PLC's website (www.allieddomecq.com).

The Interim Results of Allied Domecq PLC for the six months ended 28 February 2005 have been subject of a limited review. KPMG Audit PLC has issued an unqualified opinion on the Interim results for the six months ended 28 February 2005. This limited review report is available on Allied Domecq PLC's website (www.allieddomecq.com).

In the context of that translation review, we did not note elements of a nature to question the conformity of the translation in French to the original texts in English.

Paris La Défense, 23 May 2005

KPMG Audit

Bernard Pérot
 Partner

APPENDIX 1
CONDITIONS OF THE SCHEME OF ARRANGEMENT

Conditions that must be satisfied or waived (as appropriate) in order for the Scheme of Arrangement to become effective

1      Conditions of the Scheme

The Scheme is conditional upon:

(a)
the approval of the Scheme by a majority in number representing three-fourths or more in value of the holders of Allied Domecq Shares, present and voting either in person or by proxy, at the Allied Domecq Court Meeting (or at any adjournment of such meeting);

(b)
the resolution(s) required to approve and implement the Scheme being duly passed by the requisite majority at the Allied Domecq Extraordinary General Meeting (or at any adjournment of such meeting);

(c)
the passing at an extraordinary general meeting (or at any adjournment of such meeting) of Pernod Ricard of such resolution(s) as are necessary to approve, implement and effect the Offer including the resolution(s) to increase the share capital of Pernod Ricard and to authorise the allotment and issue of the New Pernod Ricard Shares pursuant to the Offer;

(d)
receipt of a decision from Euronext Paris to admit the New Pernod Ricard Shares to be issued pursuant to the Offer to trading on Euronext Paris (Eurolist-Compartiment A); and

(e)
the sanction (with or without modification) of the Scheme and the confirmation of the reduction of capital involved therein by the Court and office copies of the Court Orders being delivered for registration to the Registrar of Companies and registration of the Court Order confirming the reduction of capital involved in the Scheme by the Registrar of Companies.

2      Conditions of the Offer

Pernod Ricard and Allied Domecq have agreed that, subject as stated hereafter the Offer will also be conditional upon, and, accordingly, the necessary actions to make the Scheme effective will not be taken unless the following conditions are satisfied or waived as referred to below prior to the Scheme being sanctioned by the Court:

(a)
insofar as the Offer constitutes a concentration with a Community dimension within the scope of the Merger Regulation (EC 139/2004):

(i)
the European Commission indicating, in terms reasonably satisfactory to Pernod Ricard, that it does not intend to initiate proceedings under Article 6(1)(c) of the Merger Regulation in respect of the proposed acquisition of Allied Domecq by Pernod Ricard or any matter arising therefrom; or

(ii)
the European Commission not having made a referral to a competent authority of any member state of the European Union under Article 9(1) of the Merger Regulation;

(b)
all filings having been made and all or any appropriate waiting periods, including any extensions thereof, applicable under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made under that act having expired, lapsed or been terminated as appropriate in each case in respect of the Offer;

(c)
in connection with the Offer, the Commissioner of Competition (the "Commissioner") pursuant to the Competition Act (Canada) shall have issued either (i) an advance ruling certificate under section 102 of the Competition Act (Canada); or (ii) a "no action" letter in a form reasonably satisfactory to Pernod Ricard;

(d)
no government or governmental, quasi-governmental, supranational, statutory, administrative or regulatory body or association, authority, court, trade agency, institution or professional or environmental body or any other person or body in any jurisdiction (each a "Third Party") having, without the consent or agreement of Pernod Ricard, prior to the Effective Date, decided to take, instituted, implemented or threatened any action, proceedings, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, decision or order or taken any other steps, and there not continuing to be outstanding any statute, regulation, decision or order, which would or might be reasonably be expected to:

  (i)
  save for the sale of the assets and businesses owned by the wider Allied Domecq Group to Fortune Brands pursuant to the Framework Agreement, require, prevent or delay the divestiture by any member of the wider Allied Domecq Group or the Pernod Ricard Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct all or any portion of their respective businesses or own all or any portion of their respective assets or property which is material in the context of the wider Allied Domecq Group taken as a whole;

  (ii)
  impose any limitation on, or result in any delay in, the ability of any member of the Pernod Ricard Group directly or indirectly to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares in Allied Domecq or on the ability of any member of the wider Allied Domecq Group or any member of the Pernod Ricard Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider Allied Domecq Group or to exercise management control over any such member of the wider Allied Domecq Group which is material in the context of the wider Allied Domecq Group taken as a whole;

  (iii)
  other than in implementation of the Offer, require any member of the Pernod Ricard Group to acquire or offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider Allied Domecq Group owned by any third party;

  (iv)
  make the Offer, the Scheme (including the reduction of capital) or its implementation or the acquisition or proposed acquisition by Pernod Ricard or any member of the wider Pernod Ricard Group of any shares or other securities in, or control of, Allied Domecq void, illegal, and/or unenforceable under the laws of any relevant jurisdiction, or otherwise directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose material additional conditions or obligations with respect thereto, or otherwise challenge, hinder or interfere, therewith;

  (v)
  impose any limitation on the ability of any member of the wider Allied Domecq Group or the wider Pernod Ricard Group to integrate or co-ordinate its business, or any substantial part of its business, with the businesses or any part of the businesses of any other members of the wider Pernod Ricard Group and/or the wider Allied Domecq Group which is adverse to and material in the context of the wider Allied Domecq Group or the wider Pernod Ricard Group, as the case may be, taken as a whole;

  (vi)
  result in a member of the wider Allied Domecq Group ceasing to be able to carry on business under any name which it presently does to an extent which is material in the context of the wider Allied Domecq Group taken as a whole; or

  (vii)
  otherwise adversely affect the business, assets, profits or prospects of any member of the Pernod Ricard Group or any member of the wider Allied Domecq Group to an extent which would be material in the context of the Allied Domecq Group taken as a whole, and all applicable waiting and other time periods during which any Third Party could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation or enquiry having expired, lapsed or been terminated;

(e)
all necessary notifications and filings having been made in connection with the Offer and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in connection with the Offer or the Scheme or the acquisition by any member of the Pernod Ricard Group of any shares or other securities in, or control of, Allied Domecq and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulations of any relevant jurisdiction having expired, lapsed or been terminated and all authorisations, orders, recognitions, grants, consents, licences, confirmations, permissions, approvals and clearances, including competition clearances, deemed necessary or appropriate for or in respect of the Offer and the proposed acquisition of any shares or other securities in, or control of, Allied Domecq by any member of the Pernod Ricard Group having obtained in terms and in a form satisfactory to Pernod Ricard from all appropriate Third Parties or persons with whom any member of the wider Allied Domecq Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals, together with all authorisations, orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or appropriate to carry on the business of any member of the wider Allied Domecq Group, remaining in full force and effect and there being no intimation of any intention to revoke, suspend, restrict or modify or not to renew the same at the time at which the Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any relevant jurisdiction having been complied with;

(f)
save as publicly announced by Allied Domecq by the delivery of an announcement to a Regulatory Information Service prior to the date hereof, or disclosed in the annual report and accounts of Allied Domecq for the financial year ended 31 August 2004 or in the interim report of Allied Domecq for the six months ended 28 February 2005 or included herein, there being no provisions of any arrangement, agreement, licence, permit or other instrument to which any member of the wider Allied Domecq Group is a party or by or to which any such member or any of its assets are bound, entitled or subject and which, in consequence of the Offer, the Scheme, the proposed acquisition of any shares or other securities in Allied Domecq or because of a change in the control or management of Allied Domecq or otherwise, would or might reasonably be expected to result in:

(i)
any monies borrowed by, or any other indebtedness (actual or contingent) of, any such member being or becoming repayable or being capable of being declared repayable prior to their stated maturity or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)
the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security (whenever arising or having arisen) being enforced or becoming enforceable;

(iii)
any such arrangement, agreement, licence, permit or other instrument of any such member being terminated or adversely modified or any action being taken or any obligation or liability arising thereunder;

(iv)
any assets or interest of any such member being or falling to be disposed of or any right arising under which any such asset could be required to be disposed of;

(v)
the rights, liabilities, obligations, interests or business of any such member in or with any person, firm or body or, in the case of a business any arrangements relating to such interest or business, being terminated or adversely modified or affected;

(vi)
any such member ceasing to be able to carry on business under any name under which it presently does so;

(vii)
the value of such member or its financial or trading position or prospects being prejudiced or adversely affected; or

(viii)
the creation of any liability, actual or contingent, by any such member,

  and which in each such case would be material in the context of the Allied Domecq Group taken as a whole, and no event having occurred which, under any provision of any agreement, arrangement, licence, permit, or other instrument to which any member of the wider Allied Domecq Group is a party or by or to which any such member or any of its assets is bound, entitled or subject, is likely to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (f) and which in each such case would be material in the context of the Allied Domecq Group taken as a whole;

(g)
save as publicly announced by Allied Domecq by the delivery of an announcement to a Regulatory Information Service prior to the date hereof, or as disclosed in the annual report and accounts of Allied Domecq for the financial year ended 31 August 2004 or in the interim report of Allied Domecq for the six months ended 28 February 2005 or included herein, no member of the wider Allied Domecq Group having, since 31 August 2004:

(i)
issued or agreed to issue or authorised or proposed the issue or grant of additional shares or securities of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities (save for any transactions between wholly-owned members of the Allied Domecq Group or any options granted or awards of shares made in the regular operation of the Allied Domecq Share Schemes, and any Allied Domecq Shares allotted upon exercise of options granted, prior to the date hereof under the Allied Domecq Share Schemes);

  (ii)
  recommended, declared, paid, made or proposed to declare, pay or make any bonus, dividend or other distribution whether in cash or otherwise, save in relation to the interim dividend payable by Allied Domecq in relation to the six months ended 28 February 2005 other than transactions between wholly-owned members of the Allied Domecq Group;

  (iii)
  made, authorised, proposed or announced its intention to propose any merger or demerger or acquisition or disposal of assets of a material value or shares or any change in its share or loan capital;

  (iv)
  issued, authorised or proposed the issue of debenture stock or incurred or increased any indebtedness or become subject to any contingent liability otherwise in the ordinary course of business;

  (v)
  disposed of or transferred, mortgaged or encumbered any asset or any right, title or interest in any asset to an extent which is material in the context of the Allied Domecq Group taken as a whole;

  (vi)
  proposed or entered into any contract, any reconstruction or amalgamation, any transaction or arrangement otherwise than in the ordinary course of business to an extent which is material in the context of the Allied Domecq Group taken as a whole;

  (vii)
  entered into or varied, or made any offer (which remains open for acceptance) to enter into or vary, the terms of any service agreement or arrangement with any of the directors of Allied Domecq;

  (viii)
  proposed or entered into any agreement which consents to the restriction of the scope of the business of any member of the wider Allied Domecq Group;

  (ix)
  waived, settled or compromised any claim to an extent which is material in the context of the Allied Domecq Group taken as a whole;

  (x)
  entered into or varied or authorised or proposed any contract, arrangement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or is likely to be restrictive to the businesses of any member of the wider Allied Domecq Group or which involves or could involve an obligation of such a nature or magnitude;

  (xi)
  purchased, redeemed, repaid or announced any proposal to purchase, redeem or repay any of its own shares (including treasury shares) or other securities or reduced or made or authorised any other change to any part of its share capital;

  (xii)
  taken any corporate action or (to an extent which is material in the context of the Allied Domecq Group taken as a whole) had any steps taken or legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

  (xiii)
  implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business;

  (xiv)
  merged with any body corporate or acquired or disposed (in either case otherwise than in the ordinary course of trading) of any assets (including shares in subsidiaries, associates and trade investments) or made any change in its share or loan capital, or authorised or proposed or announced any intention to propose any merger, demerger, acquisition, disposal or change as aforesaid; or

  (xv)
  entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business and which is material in the context of the Allied Domecq Group taken as a whole or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

(h)
save as publicly announced by Allied Domecq by the delivery of an announcement to a Regulatory Information Service prior to the date hereof, or as disclosed in the annual report and accounts of Allied Domecq for the financial year ended 31 August 2004 or in the interim report of Allied Domecq for the six months ended 28 February 2005 or included herein, since 31 August 2004:

(i)
there having been no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of Allied Domecq or any other member of the wider Allied Domecq Group which in any such case is material in the context of the Allied Domecq Group taken as a whole;

(ii)
there having been no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider Allied Domecq Group is or may become a party (whether as claimant or defendant or otherwise), no such proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the wider Allied Domecq Group and no investigation by a Third Party against or in respect of any member of the wider Allied Domecq Group having been instituted, threatened or announced or remaining outstanding in respect of any member of the wider Allied Domecq Group which in any such case might be reasonably expected to adversely affect any member of the wider Allied Domecq Group in any way which is material in the context of the Allied Domecq Group taken as a whole;

(iii)
no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the wider Allied Domecq Group which is necessary for the proper carrying on by the Allied Domecq Group of the business of the wider Allied Domecq Group; and

(iv)
no contingent or other liability having arisen which might be likely materially and adversely to affect the Allied Domecq Group taken as a whole;

(i)
save as publicly announced by Allied Domecq by the delivery of an announcement to a Regulatory Information Service prior to the date hereof, or as disclosed in the annual report and accounts of Allied Domecq for the financial year ended 31 August 2004 or in the interim report of Allied Domecq for the six months ended 28 February 2005 or included herein, Pernod Ricard not having discovered:

(i)
that the financial, business or other information concerning the wider Allied Domecq Group, as contained in the information publicly disclosed at any time by any member of the wider Allied Domecq Group, either contains misrepresentation of a material fact or omits to state a material fact necessary to make the information contained therein not misleading;

(ii)
that any member of the wider Allied Domecq Group is subject to any liability, contingent or otherwise, which is material in the context of the Allied Domecq Group taken as a whole;

(iii)
that any partnership or company in which any member of the wider Allied Domecq Group has a significant economic interest (being, in the case of a company, an interest carrying 25 per cent. or more of the voting capital of that company) and which is not a subsidiary of Allied Domecq is subject to any liability, contingent or otherwise, which is material in the context of the wider Allied Domecq Group;

(iv)
that any past or present member of the wider Allied Domecq Group has not complied with all applicable laws and regulations of any relevant jurisdiction relating to environmental matters which non-compliance would be likely to give rise to any liability (whether actual or contingent) which would be material in the context of the Allied Domecq Group taken as a whole;

(v)
that there has been an emission, disposal, discharge, deposit, spillage or leak of waste or hazardous or harmful substances on or about or from any property now or previously owned, occupied or made use of by any past or present member of the wider Allied Domecq Group which would be likely to give rise to any liability (whether actual or contingent) or cost which is material in the context of the Allied Domecq Group taken as a whole;

(vi)
circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any defect in a product or a process of manufacture, or materials used therein, now or previously manufactured, sold or carried out by any past or present member of the wider Allied Domecq Group, which claim or claims might adversely affect any member of the wider Allied Domecq Group in any way which is material in the context of the Allied Domecq Group taken as a whole;

  (vii)
  that there is or is likely to be any liability (whether actual or contingent) or requirement to make good, repair, reinstate or clean-up any property now or previously owned, occupied or made use of by any past or present member of the wider Allied Domecq Group which is material in the context of the Allied Domecq Group taken as a whole; and

  (viii)
  any information which affects the import of any information disclosed at any time by or on behalf of any member of the wider Allied Domecq Group and which is material in the context of the wider Allied Domecq Group taken as a whole.

3
For the purposes of the above conditions, "wider Allied Domecq Group" means Allied Domecq, its subsidiary undertakings, associated undertakings and any other undertaking in which Allied Domecq and/or such undertakings (aggregating their interests) have a significant interest, "wider Pernod Ricard Group" means Pernod Ricard, its subsidiary undertakings, associated undertakings and any other undertaking in which Pernod Ricard and/or such undertakings (aggregating their interests) have a significant interest, and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meaning ascribed to them in the Companies Act (other than paragraph 20(1)(b) which shall be specifically excluded for these purposes) and "significant interest" means an interest (direct or indirect) in 10 per cent. or more of the equity share capital (as defined in the Companies Act).

4
Pernod Ricard reserves the right to waive, in whole or in part, all or any of conditions 2(a)(ii) and (b) to (i) inclusive. Conditions 1(a) and (b) cannot be waived and conditions 1(c), (d) and (e) can only be waived with the prior consent of Allied Domecq. Pernod Ricard shall be under no obligation to waive or treat as satisfied any of such conditions by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any such conditions may not be capable of fulfilment.

5
Save with the consent of the Panel, the proposed Offer will lapse if, before the date of the Court Meeting, the Offer is referred to the Competition Commission or the European Commission initiates proceedings under Article 6(1)(c) of the Regulation in respect of the Offer.

6
If Pernod Ricard is required to make an offer for Allied Domecq Shares under the provisions of Rule 9 of the City Code, Pernod Ricard may make such alterations to any of the above conditions as are necessary to comply with the provisions of that rule.

7
Pernod Ricard reserves the right to effect the Offer by way of a takeover offer, in which case additional documents will be despatched to Allied Domecq Shareholders. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the Allied Domecq Shares to which such an offer relates (but capable of waiver on a basis consistent with Rule 10 of the City Code)), so far as applicable, as those which would apply to the Scheme.

(This page has been left blank intentionally.)

Merrill Corporation Ltd, London
05LON1914

EXHIBIT 4

Allied Domecq PLC
PROXY FORM FOR THE EXTRAORDINARY GENERAL MEETING
ON 4 JULY 2005

For use by holders of Ordinary Shares of
Allied Domecq PLC

Please read the instructions below before completing this Form of Proxy.

I/We hereby appoint the Chairman of the Meeting OR the following person: (The proxy need not be a member of the Company)

as my/our proxy to attend and, on a poll, vote for me/us and on my/our behalf at the Extraordinary General Meeting of Allied Domecq PLC to be held at 2.10 p.m. on 4 July 2005 (or as soon thereafter as the Court Meeting shall have concluded or been adjourned) at the Hilton London Metropole Hotel & Conference Centre, 225 Edgware Road, London W2 1JU in the King's Suite and at any adjournment of it.

Please indicate with an "X" in the appropriate box how you wish the proxy to vote.

Special Resolution:	For	Against
Approval of the Scheme and the amendments to the Articles of Association of the Company	☐	☐

Please sign here:

Date:                                                 2005

The proxy is to vote as instructed in respect of the resolution specified above. In the absence of instructions the proxy may vote or abstain as he or she thinks fit on the resolution specified above and, unless instructed otherwise, on any other business (including amendments to the resolution) which may come before the Meeting or any adjournment.

Any alterations to this Form of Proxy should be initialled by the person who signs it.

If you complete and return this Form of Proxy this will not prevent you from attending in person and voting at the Meeting should you subsequently decide to do so.

Please return this Form of Proxy. When you have completed and signed this Form of Proxy, please detach it and return it, in the envelope provided, to the Company's registrars, Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE. To be valid the Form of Proxy must be received no later than 2.10 p.m. on 2 July 2005.

Doors will open at 1.00 p.m. and shareholders will be served tea, coffee and cake prior to the commencement of the Meeting.

If you expect to attend the Meeting, please indicate in the boxes below.

I will be attending the EGM on 4 July 2005	☐	I will not be attending the EGM on 4 July 2005	☐

Allied Domecq PLC Admittance Card
Shareholder's Name	Attendance at the Allied Domecq PLC Extraordinary General Meeting on 4 July 2005 at 2.10 p.m. (or as soon thereafter as the Court Meeting shall have concluded or been adjourned) at the Hilton London Metropole Hotel & Conference Centre, 225 Edgware Road, London W2 1JU in the King's Suite.
If you intend to be at the Extraordinary General Meeting, please present this Admittance Card at the registration point on arrival in order to assist admittance procedures.

Instructions

1.
It is requested that this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, be lodged with the Company's registrars, Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE, in the envelope provided, no later than 2.10 p.m. on 2 July 2005, or, if the Meeting is adjourned, not less than 48 hours before the time of the adjourned Meeting.

2.
If you cannot attend the Meeting and wish to vote, you can appoint the Chairman of the Meeting or any other person, known as a proxy, who can vote on your behalf. To appoint someone other than the Chairman of the Meeting, cross out the words "the Chairman of the Meeting" on the Form of Proxy and insert the name of your proxy, who need not be a member of the Company, but must attend the Meeting in person to represent you. On any other business before such Meeting, the proxy will vote or abstain at his or her discretion.

3.
If the Form of Proxy is signed by someone else on your behalf, their authority to sign must be returned with the Form of Proxy. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding. If the shareholder is a corporation, the Form of Proxy must be executed under its common seal or signed by an officer, attorney or other person duly authorised by the corporation.

4.
If you complete and return this Form of Proxy it will not prevent you from attending in person and voting at the meeting should you subsequently decide to do so.

5.
CREST members wishing to appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CRESTsystem, must ensure that, in order for such CREST Proxy Instruction to be effective, it must be received by the Company's agent, Computershare (ID number 3RA50) not later than 48 hours before the time appointed for the Meeting or, in the event that the Meeting is adjourned, the adjourned Meeting, together with any power of attorney or other authority under which it is sent. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which Computershare is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. For further information relating to the CREST proxy system, please refer to the CREST Manual and the Notice of Extraordinary General Meeting in Part XV of the circular to shareholders of the Company which accompanies this Form of Proxy (the "Scheme Document").

6.
Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only shareholders entered on the register of members of the Company at 6.00 p.m. on 2 July 2005 or, in the event that the Meeting is adjourned, on the register of members at 6.00 p.m. on the day prior to the day immediately before the day of any adjourned Meeting, will be entitled to attend and to vote, or appoint a proxy or proxies to vote on their behalf, at the aforesaid Meeting in respect of the number of shares registered in their name at that time. Changes in the entries on the register of members after 6.00 p.m. on 2 July 2005, or, in the event that the Meeting is adjourned, on the register of members after 6.00 p.m. on the day prior to the day immediately before the day of any adjourned Meeting, will be disregarded in determining the rights of any person to attend or vote at the Meeting.

7.
Any alterations to this Form of Proxy should be initialled by the person who signs it.

8.
Full details of the resolutions to be proposed at the Extraordinary General Meeting, with explanatory notes, are set out in the Notice of Extraordinary General Meeting in Part XV of the Scheme Document.

9.
Terms defined in the Scheme Document shall have the same respective meanings when used in this Form of Proxy, unless the context otherwise requires.

Merrill Corporation Ltd, London
05LON1874

Poll card for use at the Extraordinary General Meeting

	FOR	AGAINST	Name of registered shareholder in full: (Block capitals please)
Resolution
Number of Ordinary Shares to be voted: If not completed your total holding will be included.
Please record your vote by placing an "X" in the appropriate box if all shares are to be voted or otherwise indicate the number of shares to be voted in the appropriate boxes.
Signature of Shareholder or Proxy
It is not necessary to vote if you have already submitted your proxy vote (whether by post or via CREST message), unless you wish to change your vote.			Note: in the case of a corporation, a letter of authority will be required unless a suitably completed Form of Proxy has been lodged.

EXHIBIT 5

Allied Domecq PLC
PROXY FORM FOR THE COURT MEETING
ON 4 JULY 2005

IN THE HIGH COURT OF JUSTICE No. 3161 of 2005
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF ALLIED DOMECQ PLC
AND IN THE MATTER OF COMPANIES ACT 1985

For use by holders of Scheme Shares entitled to attend and vote at the Court Meeting.

I/We hereby appoint the Chairman of the Meeting OR the following person: (The proxy need not be a member of the Company)

as my/our proxy to attend and vote for me/us and on my/our behalf at the Meeting of the holders of Scheme Shares to be held at 2.00 p.m. on 4 July 2005 at the Hilton London Metropole Hotel & Conference Centre, 225 Edgware Road, London W2 1JU in the King's Suite and at any adjournment of it, for the purposes of considering and, if thought fit, approving, with or without modification, the proposed scheme of arrangement (the "Scheme") referred to in the notice convening the said Meeting.

At such Meeting, or at any adjournment thereof, the proxy is to vote for me/us and in my/our name(s) for the said Scheme (either with or without modification as my/our proxy may approve) or against the said Scheme as indicated below.

IMPORTANT: If you wish to vote for the Scheme, sign in the box marked "For". If you wish to vote against the Scheme, sign in the box marked "Against". Unless you sign in one of the boxes this Form of Proxy will be invalid.

FOR the said Scheme
Signed:

AGAINST the said Scheme
Signed:

Dated                                                 2005

Please return this Form of Proxy. When you have completed and signed this Form of Proxy, please detach it and return it, in the envelope provided, to the Company's registrars, Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE. It is requested that this Form of Proxy be lodged no later than 2.00 p.m. on 2 July 2005.

Doors will open at 1.00 p.m. and shareholders will be served tea, coffee and cake prior to the commencement of the Meeting.

If you expect to attend the Meeting, please indicate in the boxes below.

I will be attending the Meeting on 4 July 2005	☐	I will not be attending the Meeting on 4 July 2005	☐

Allied Domecq PLC Admittance Card
Shareholder's Name	Attendance at the Allied Domecq PLC Court Meeting on 4 July 2005 at 2.00 p.m. at the Hilton London Metropole Hotel & Conference Centre, 225 Edgware Road, London W2 1JU in the King's Suite.
If you intend to be at the Court Meeting, please present this Admittance Card at the registration point on arrival in order to assist admittance procedures.

Instructions

1.
It is requested that this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, be lodged with the Company's registrars, Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE in the envelope provided by 2.00 p.m. on 2 July 2005, or, if the meeting is adjourned, not less than 48 hours before the time fixed for the adjourned meeting. If this Form of Proxy is not so lodged, it may be handed to the Chairman of the Meeting before the taking of the poll.

2.
If you cannot attend the Meeting and wish to vote, you can appoint the Chairman of the Meeting or any other person, known as a proxy, who can vote, on a poll, on your behalf. To appoint someone other than the Chairman of the Meeting, cross out the words "the Chairman of the Meeting" on the Form of Proxy and insert the name of your proxy, who need not be a member of the Company, but must attend the Meeting in person to represent you. On any other business before such Meeting, the proxy will vote or abstain at his or her discretion.

3.
If the Form of Proxy is signed by someone else on your behalf, their authority to sign must be returned with the Form of Proxy. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding. If the shareholder is a corporation, the Form of Proxy must be executed under its common seal or signed by an officer, attorney or other person duly authorised by the corporation.

4.
If you complete and return the Form of Proxy this will not prevent you from attending in person and voting at the Meeting should you subsequently decide to do so.

5.
CREST members wishing to appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, must ensure that, in order for such CREST Proxy Instruction to be effective, it must be received by the Company's agent, Computershare (ID number 3RA50) not later than 48 hours before the time appointed for holding the Court Meeting or, in the event the meeting is adjourned, the adjourned Meeting, together with any power of attorney or other authority under which it is sent. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which Computershare is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. For further information relating to the CREST proxy system, please refer to the CREST Manual and the Notice of the Court Meeting in Part XIV of the circular to shareholders of the Company which accompanies this Form of Proxy (the "Scheme Document").

6.
Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only shareholders entered on the register of members of the Company at 6.00 p.m. on 2 July 2005 or, in the event that the Meeting is adjourned, on the register of members at 6.00 p.m. on the day prior to the day immediately before the day of any adjourned Meeting, will be entitled to attend and to vote, or appoint a proxy or proxies to vote on their behalf, at the aforesaid Meeting in respect of the number of shares registered in their name at that time. Changes in the entries on the register of members after 6.00 p.m. on 2 July 2005, or, in the event that the Meeting is adjourned, on the register of members after 6.00 p.m. on the day prior to the day immediately before the day of any adjourned Meeting, will be disregarded in determining the rights of any person to attend or vote at the Meeting.

7.
Any alterations to this Form of Proxy should be initialled by the person who signs it.

8.
Full details of the business to be decided at the Court Meeting, with explanatory notes, are set out in the Notice of Court Meeting in Part XIV of the Scheme Document.

9.
Terms defined in the Scheme Document shall have the same respective meanings when used in this Form of Proxy, unless the context otherwise requires.

Merrill Corporation Ltd, London
05LON1875

Poll card for use at the Court Meeting

FOR the said Scheme	AGAINST the said Scheme	Name of registered shareholder in full: (Block capitals please)

Number of Scheme Shares to be voted:
If not completed your total holding will be included.
Please record your vote by placing an "X" in the appropriate box if all Scheme Shares are to be voted, or otherwise indicate the number of Scheme Shares to be voted in the appropriate boxes.
Signature of Shareholder or Proxy
It is not necessary to vote if you have already submitted your proxy vote (whether by post or via CREST message), unless you wish to change your vote.		Note: in the case of a corporation, a letter of authority will be required unless a suitably completed Form of Proxy has been lodged.

EXHIBIT 6

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It should be read in conjunction with the circular to shareholders of the Company which accompanies this Form of Election (the "Scheme Document"). If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or, if you are in a territory outside the United Kingdom, from an appropriately authorised independent financial adviser.

All words and expressions defined in the Scheme Document have the same respective meanings in this Form of Election. Please read the terms and conditions of the Scheme, as set out in the Scheme Document, the terms of which are incorporated into and form part of this Form of Election.

If you have sold or otherwise transferred all of your Allied Domecq Shares, please send this document and the accompanying documents at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or transferred part of your holding of Allied Domecq Shares, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

An application will be made by Pernod Ricard to Euronext Paris for the New Pernod Ricard Shares to be admitted to trading on Eurolist—Compartiment A. It is expected that admission of the New Pernod Ricard Shares to trading on Eurolist—Compartiment A will become effective and that dealings for normal settlement will commence on or around the Effective Date, currently expected to take place on 26 July 2005. Pernod Ricard does not intend to apply for a listing of the New Pernod Ricard Shares or New Pernod Ricard ADRs on the London Stock Exchange or the New York Stock Exchange.

The New Pernod Ricard Shares to be issued to Scheme Shareholders in connection with the Scheme will not be, and are not required to be, registered with the SEC under the Securities Act, in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) of that Act based on Court approval of the Scheme.

Form of Election
for the Mix and Match Election

for use by the holders of Scheme Shares
in connection with the

SCHEME OF ARRANGEMENT

(under Section 425 of the Companies Act 1985)

Between

ALLIED DOMECQ PLC

and

THE HOLDERS OF ITS SCHEME SHARES

ACTION TO BE TAKEN

Before completing this Form of Election, please read carefully the section headed "Action to be taken" at paragraph 24 of Part II of the Scheme Document and the notes on completing the Form of Election in Part XI of the Scheme Document. If you wish to receive the principal terms in respect of all your Allied Domecq Shares, then you should NOT complete this Form of Election.

Under the principal terms you will receive 545 pence in cash and 0.0158 of a New Pernod Ricard Share for each Allied Domecq Share you hold.

If, on the other hand, you wish to make a Mix and Match Election, you should complete, sign and return this Form of Election.

Elections will not be valid unless this Form of Election is correctly completed and executed in all respects and is duly received by the Company's registrars, Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE or by hand only (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ before 3.00 p.m. on 21 July 2005 (or such later time (if any) to which the right to make an election may be extended). Persons who make invalid elections will receive their consideration under the Offer as if they had not made any election.

INSTRUCTIONS

INTRODUCTION

Under the terms of the Offer, you may elect to receive a higher or lower proportion of cash consideration or New Pernod Ricard Shares than that available under the principal terms of the Offer. For your election to be valid subject to equal and opposite elections made by other Allied Domecq Shareholders, this Form of Election must be completed and executed by you in accordance with the instructions and received by Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE or by hand delivery only (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ before 3.00 p.m. on 21 July 2005 (or such later time, if any, to which the right to make an election may be extended). Forms of Election are irrevocable.

IF YOU WANT TO RECEIVE MORE CASH INSTEAD OF SHARES (BOX A)

•
You may elect to receive cash instead of New Pernod Ricard Shares to which you are entitled under the principal terms of the Offer, but only to the extent that other shareholders make equal and opposite elections for additional New Pernod Ricard Shares.

  If you wish to receive cash instead of all or part of your entitlement to New Pernod Ricard Shares, you should insert in Box A the number of Allied Domecq Shares in respect of which you wish to elect to receive cash. If you wish to elect to receive cash in respect of all of your Allied Domecq Shares, insert "ALL" in Box A. Such election will be dependent on the receipt of equal and opposite elections by other shareholders. Mix and Match Elections may only be made in respect of whole numbers of Allied Domecq Shares.

  NOTE:
  If the aggregate number of shares inserted in Boxes A and B is greater than the number of Allied Domecq Shares you hold, the number of Allied Domecq Shares subject to each election shall be reduced proportionately.

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IF YOU WANT TO RECEIVE MORE SHARES INSTEAD OF CASH (BOX B)

•
You may elect to receive additional New Pernod Ricard Shares instead of your cash entitlement, but only to the extent that other shareholders make equal and opposite elections for additional cash consideration.

  To the extent that you wish to receive New Pernod Ricard Shares instead of all or part of your cash entitlement, you should insert in Box B the number of Allied Domecq Shares in respect of which you wish to elect to receive New Pernod Ricard Shares. If you wish to elect to receive New Pernod Ricard Shares in respect of all your Allied Domecq Shares, insert "ALL" in Box B. Such election will be dependent on the receipt of equal and opposite "Mix and Match" elections by other shareholders. Mix and Match Elections may only be made in respect of whole numbers of Allied Domecq Shares.

  NOTE:
  If the aggregate number of shares inserted in Boxes A and B is greater than the number of Allied Domecq Shares you hold, the number of Allied Domecq Shares subject to each election shall be reduced proportionately.

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DEALING FACILITY (BOX C)

•
If you wish to receive details of the Dealing Facility, please insert an "X" in Box C.

  NOTE:
  The Dealing Facility will not be available to persons who are residents of or otherwise located in the US. The attention of Allied Domecq Shareholders resident in, or who are citizens of, jurisdictions outside the United Kingdom is drawn to paragraph 23 of Part II of the Scheme Document.

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GENERAL

In the event that you complete any of the above elections incorrectly or in a contradictory manner, the whole or any part or parts of any election may, in the absolute discretion of Allied Domecq, Pernod Ricard and Goal, be treated as invalid and of no effect. On the Scheme becoming effective, you will only be entitled to receive the basic consideration due under the principal terms of the Offer.

2

ELECTIONS

ONLY COMPLETE THIS FORM IF YOU WISH TO TAKE ADVANTAGE OF THE MIX AND MATCH ELECTION DESCRIBED IN THE SCHEME DOCUMENT.

If you hold Allied Domecq Shares in both certificated and uncertificated form you should complete a separate Form of Election for each holding. Similarly, if you have more than one holding of Allied Domecq Shares, by virtue of multiple entries on the register of members, or have different portions of your holding recorded in the register of members of the Company by reference to separate designations, you must complete a separate Form of Election in respect of EACH such entry and in respect of EACH separately designated portion of your holding.

If you wish to make different elections for different portions of your holding of Allied Domecq Shares, and such portions are not recorded in the register of members by reference to separate designations or under different member account IDs, you will need to request that your shareholding be split, at the discretion of the Company's registrar. In such circumstances, you should contact the Company's registrars, Computershare Investor Services PLC, immediately at the address shown on the front of this Form of Election.

You can obtain further Forms of Election by contacting Computershare Investor Services PLC on 0870 702 0195 or if you are calling from outside the UK on +44 870 702 0195.

CASH ELECTION	BOX A
Put in Box A the number of Allied Domecq Shares in respect of which you wish to elect to receive cash consideration:	No. of Allied Domecq Shares for which you are making a Mix and Match Election for additional cash
If you wish to make a cash election in respect of all your Allied Domecq Shares, write "ALL".

If you make an election for cash by completing Box A above, you will be making a Mix and Match Election for additional cash consideration in lieu of New Pernod Ricard Shares in respect of that number of Allied Domecq Shares inserted in Box A pursuant to the terms of the Scheme. Mix and Match Elections for additional cash consideration will be satisfied only to the extent that other Shareholders make equal and opposite Mix and Match Elections for New Pernod Ricard Shares. If the aggregate number of shares inserted in Box A and/or Box B is greater than the number of Allied Domecq Shares you hold, the number of shares subject to each election shall be reduced proportionately.

SHARE ELECTION	BOX B
Put in Box B the number of Allied Domecq Shares in respect of which you wish to elect to receive New Pernod Ricard Shares:	No. of Allied Domecq Shares for which you are making a Mix and Match Election for additional New Pernod Ricard Shares
If you wish to make a share election in respect of all your Allied Domecq Shares, write "ALL".

If you make an election for New Pernod Ricard Shares by completing Box B above, you will be making a Mix and Match Election for additional New Pernod Ricard Shares in lieu of cash consideration in respect of that number of Allied Domecq Shares inserted in Box B pursuant to the terms of the Scheme. Mix and Match Elections for additional New Pernod Ricard Shares will be satisfied only to the extent that other Shareholders make equal and opposite Mix and Match Elections for cash consideration. If the aggregate number of shares inserted in Box A and/or Box B is greater than the number of Allied Domecq Shares you hold, the number of shares subject to each election shall be reduced proportionately.

DEALING FACILITY	BOX C
Please insert an "X" in Box C if you wish to receive details of the Dealing Facility.

PLEASE TURN OVER

3

Notes regarding the completion and lodging of this Form of Election

In order to be effective, this Form of Election must, except as mentioned below, be signed personally by the registered holder (or, in the case of a joint holding, by ALL the joint holders) or under a power of attorney and each signature must be witnessed. In the latter case, the power of attorney (or a copy thereof duly certified in accordance with the Power of Attorney Act 1971) must be lodged with this Form of Election for noting. A body corporate must execute this Form of Election under seal, the seal being affixed and witnessed in accordance with its Articles of Association or other regulations. Alternatively, a company to which section 36A of the Companies Act 1985 applies may execute this form by a director and the company secretary or by two directors signing this Form of Election and inserting the name of the company above their signatures. Each such person signing this Form of Election should state the office which he/she holds.

In order to avoid delay and inconvenience to yourself, the following points may assist you:

1
Your signature must be witnessed

  You must have your signature witnessed, otherwise your acceptance may be invalid. You should have your signature witnessed by a person who is over the age of 18. The witness should NOT, however, be (i) another signatory to this Form of Election or (ii) the spouse, or a member of the immediate family, of any signatory to this Form of Election.

2
If you have sold (or otherwise transferred) all your Allied Domecq Shares

  You should, as soon as possible, send this Form of Election and the accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

3
If a holder is away from home (e.g. abroad or on holiday)

  Send this Form of Election by the quickest means (e.g. air mail) to the holder for execution or, if he has executed a power of attorney, have this Form of Election signed by the attorney. In the latter case, the power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971) must be lodged with this Form of Election for noting. No other signatures are acceptable.

4
If the sole holder has died

  If probate etc., has been registered with Allied Domecq, this Form of Election must be signed by the personal representative(s) of the deceased holder and lodged with the Company's registrars, Computershare Investor Services PLC, at the address on page 1 of this Form of Election. If probate etc. has not been registered with the Company, the personal representative(s) should sign this Form of Election and forward it with this Form of Election. However, the grant of probate, letters of administration or certificate of confirmation must be lodged with Computershare Investor Services PLC at the address on page 1 before the consideration due under the Scheme can be forwarded to the personal representative(s).

5
If one of the holders in a joint account has died

This Form of Election must be signed by all the surviving holders and lodged with Computershare Investor Services PLC at the address on page 1, accompanied by the death certificate, grant of probate, letters of administration or certificate of confirmation in respect of the deceased holder.

6
If your name or other particulars are shown incorrectly on the share certificate, e.g.:

(a)
Name on the certificate                                         John Smith

    Correct name                                             James John Smith

    Complete this Form of Election with the correct name and lodge it accompanied by a letter from your stockbroker or solicitor confirming that the person described on the certificate and the person who signed this Form of Election are one and the same;

  (b)
  Incorrect address

    Write the correct address on this Form of Election; and

  (c)
  Change of name

    If you have changed your name, lodge your marriage certificate or the deed poll with this Form of Election for noting.

7
If this Form of Election is signed under a power of attorney

  The completed Form of Election, together with the share certificate(s) and/or other document(s) of title, should be lodged with Computershare Investor Services PLC at the address on page 1 of this Form of Election accompanied by the original power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971 or other applicable law). The power of attorney will be noted by Computershare Investor Services PLC and returned as directed.

8
If you are not resident in the UK

  The attention of overseas shareholders (and of custodians, trustees or nominees thereof) is drawn to paragraph 23 of Part II of the Scheme Document.

4

BOX D

In case of query, please state daytime telephone number.

Numbers of shares held at 19 May 2005.
If any details are incorrect please amend here:
First name
(Mr/Mrs/Miss or Title)
Surname
Address

Postcode

BOX E

Address to which the cash consideration and statements of entitlement to New Pernod Ricard Shares are to be sent, if not to be sent to the address of the first-named registered holder

Name	Agent's reference
Address
Postcode

BOX F (see notes on page 4)

Signature(s)—Signature by individual shareholder(s)
Signed as a deed by                                        in the presence of

1
	Name of shareholder	Signature	Name of Witness	Signature
2005
Dated
2
	Name of shareholder	Signature	Name of Witness	Signature
2005
Dated
3
	Name of shareholder	Signature	Name of Witness	Signature
2005
Dated
4
	Name of shareholder	Signature	Name of Witness	Signature
2005
Dated

IN THE CASE OF JOINT HOLDERS ALL MUST SIGN. ALL SIGNATURES MUST BE WITNESSED

Execution by a company affixing its common seal                                    was affixed in the presence of:
 The Common Seal of

	Name of Director	Signature of Director

Name of Company	Name of Director/Secretary	Signature of Director/Secretary

Execution by a company other than by affixing its common seal
Signed as a deed by

Name of Company
acting by

Name of Director	Signature of Director

Name of Director/Secretary	Signature of Director/Secretary

Merrill Corporation Ltd, London
05LON1876

5

EXHIBIT 7

        THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It should be read in conjunction with the accompanying circular to shareholders of the Company which accompanies this Form of Registration (the "Scheme Document"). If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or, if you are in a territory outside the United Kingdom, from an appropriately authorised independent financial adviser.

All words and expressions defined in the Scheme Document have the same respective meanings in this Form of Registration. The terms and conditions of the Scheme, as set out in the Scheme Document, are deemed to be incorporated herein.

If you have sold or otherwise transferred all of your Allied Domecq Shares, please send this document and the accompanying documents at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or transferred part of your holding of Allied Domecq Shares, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

An application will be made by Pernod Ricard to Euronext Paris for the New Pernod Ricard Shares to be admitted to trading on the Eurolist—Compartiment A. It is expected that admission of the New Pernod Ricard Shares to trading on the Eurolist—Compartiment A will become effective and that dealings for normal settlement will commence on or around the Effective Date, currently expected to take place on 26 July 2005. Pernod Ricard does not intend to apply for a listing of the New Pernod Ricard Shares or New Pernod Ricard ADRs on the London Stock Exchange or the New York Stock Exchange.

The New Pernod Ricard Shares to be issued to Scheme Shareholders in connection with the Scheme will not be, and are not required to be, registered with the SEC under the Securities Act, in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) of that Act based on Court approval of the Scheme.

Form of Registration

for use by the holders of Scheme Shares
in connection with the

SCHEME OF ARRANGEMENT

(under Section 425 of the Companies Act 1985)

Between

ALLIED DOMECQ PLC

and

THE HOLDERS OF ITS SCHEME SHARES

IMPORTANT NOTICE

ALL SHAREHOLDERS MUST COMPLETE AND RETURN THIS FORM OF REGISTRATION WHETHER OR NOT THEY PROPOSE TO VOTE AT THE COURT MEETING AND/OR EXTRAORDINARY GENERAL MEETING OR TO MAKE AN ELECTION UNDER THE MIX AND MATCH ELECTION.

ACTION TO BE TAKEN

Before completing this Form of Registration, please read carefully the section headed "Action to be taken" at paragraph 24 of Part II of the Scheme Document.

Completed Forms of Registration should be returned, signed in accordance with the instructions printed hereon, by post or by hand (during normal business hours) to Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE as soon as possible, but in any event so as to be received not later than 3.00 p.m. on 21 July 2005 or such later time (if any, as may be notified by Pernod Ricard) to which the time for receipt of Forms of Registration may be extended.

The information requested in this form is required to permit the New Pernod Ricard Shares, to which a Scheme Shareholder is entitled, to be properly recorded in that Scheme Shareholder's name within the register of Pernod Ricard. Failure to return this form may affect the ability of Société Générale to properly (i) record New Pernod Ricard Shares in the name of a Scheme Shareholder and/or (ii) send to that holder any documentation (e.g. book entry statements of account) relating to his holding and/or (iii) pay that holder any dividends or other revenues he may be entitled to.

Allied Domecq Shareholders who wish to hold their New Pernod Ricard Shares through an intermediary of their own choice in Euroclear will be able to instruct Société Générale to transfer their New Pernod Ricard Shares accordingly. Société Générale will provide to the Allied Domecq Shareholders the details of the manner in which instructions may be given.

Notes regarding the completion and lodging of this Form of Registration

In order to be effective, this Form of Registration must, except as mentioned below, be signed personally by the registered holder (or, in the case of a joint holding, by ALL the joint holders) or under a power of attorney. In the latter case, the power of attorney (or a copy thereof duly certified in accordance with the Power of Attorney Act 1971) must be lodged with this Form of Registration for noting. A body corporate may execute this Form of Registration by its director signing this Form of Registration and inserting the name of the company above his signature.

In order to avoid delay and inconvenience to yourself, the following points may assist you:

1
If you have sold (or otherwise transferred) all your Allied Domecq Shares

  You should, as soon as possible, send this Form of Registration and the accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

2
If a holder is away from home (e.g. abroad or on holiday)

  Send this Form of Registration by the quickest means (e.g. air mail) to the holder for execution or, if he has executed a power of attorney, have this Form of Registration signed by the attorney. In the latter case, the power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971) must be lodged with this Form of Registration for noting. No other signatures are acceptable.

3
If the sole holder has died

  If probate etc., has been registered with Allied Domecq, this Form of Registration must be signed by the personal representative(s) of the deceased holder and lodged with the Company's registrars, Computershare Investor Services PLC, at the address on page 1 of this Form of Registration. If probate etc. has not been registered with Allied Domecq, the personal representative(s) should sign this Form of Registration and forward it with this Form of Registration. However, the grant of probate, letters of administration or certificate of confirmation must be lodged with Computershare Investor Services PLC at the address on page 1 before the consideration due under the Scheme can be forwarded to the personal representative(s).

4
If one of the holders in a joint account has died

  This Form of Registration must be signed by all the surviving holders and lodged with Computershare Investor Services PLC at the address on page 1, accompanied by the death certificate, grant of probate, letters of administration or certificate of confirmation in respect of the deceased holder.

5
If your name or other particulars are shown incorrectly on the share certificate, e.g.:

(a)	Name on the certificate	John Smith
	Correct name	James John Smith

Complete this Form of Registration with the correct name and lodge it accompanied by a letter from your stockbroker or solicitor confirming that the person described on the certificate and the person who signed this Form of Registration are one and the same;
(b)	Incorrect address
Write the correct address on this Form of Registration; and
(c)	Change of name
If you have changed your name, lodge your marriage certificate or the deed poll with this Form of Registration for noting.
6
If this Form of Registration is signed under a power of attorney

  The completed Form of Registration, together with the share certificate(s) and/or other document(s) of title, should be lodged with Computershare Investor Services PLC at the address on page 1 of this Form of Registration accompanied by the original power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971 or other applicable law). The power of attorney will be noted by Computershare Investor Services PLC and returned as directed.

7
If you are not resident in the UK

  The attention of overseas shareholders (and of custodians, trustees or nominees thereof) is drawn to paragraph 23 of Part II of the Scheme Document.

Merrill Corporation Ltd, London
05LON1898

2

INSTRUCTIONS

INTRODUCTION

The New Pernod Ricard Shares will be delivered to Allied Domecq Shareholders in registered form. In accordance with French law concerning the dematerialisation of securities, New Pernod Ricard Shares will not be represented by physical certificates but by book entries in equity securities accounts.

The information requested in this form is required to permit the New Pernod Ricard Shares, to which a Scheme Shareholder is entitled, to be properly recorded in that Scheme Shareholder's name within the register of Pernod Ricard. Failure to return this form may affect the ability of Société Générale to properly (i) record New Pernod Ricard Shares in the name of a Scheme Shareholder and/or (ii) send to that holder any documentation (e.g. book entry statements of account) relating to his holding and/or (iii) pay that holder any dividends or other revenues he may be entitled to.

NAME, ADDRESS AND NATIONALITY (BOX A)

•
Please insert in Box A the title, full name, address (if different from the address set out above), telephone number and nationality of the registered holder (or, in the case of joint holdings, each joint registered holder).

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TAX ADDRESS (BOX B)

•
Please insert in Box B the tax address of the registered holder (or, in the case of joint holdings, each joint registered holder) if different from the address given for that holder in Box A. The tax address of a registered holder is the address under which the income tax return of such person is filed.

  If you do not insert a tax address in Box B, your tax address will be taken to be the address inserted in Box A.

  Any payment of revenue and/or proceeds of sales in relation to your shareholding is reported by Société Générale to the French Tax Administration for non-French tax residents.

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CITY, COUNTRY, DEPARTMENT AND DATE OF BIRTH (BOX C)

•
In the case of individuals, please insert in Box C the city, country and date of birth and, in the case of French residents only, department of birth of the registered holder (or, in the case of joint holdings, each joint registered holder).

  A French resident is a person who is a French resident pursuant to article 102 of the French Civil Code, which means in most cases that such person has his main establishment in France.

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3

SHAREHOLDER DETAILS

Insert in BLOCK CAPITALS the information requested in relation to the registered holder (or, in the case of joint holdings, each joint registered holder).

BOX A

NAME, ADDRESS AND NATIONALITY

Insert in Box A the title, full name, address (if different from above), telephone number and nationality of the registered holder (or, in the case of joint holdings, each joint registered holder).

First registered holder First name(s)	Joint registered holder(s) First name(s)	Joint registered holder(s) First name(s)	Joint registered holder(s) First name(s)

(Mr/Mrs/Miss or Title)	(Mr/Mrs/Miss or Title)	(Mr/Mrs/Miss or Title)	(Mr/Mrs/Miss or Title)
Surname	Surname	Surname	Surname
Address	Address	Address	Address
(if different from above)	(if different from above)	(if different from above)	(if different from above)

Postcode	Postcode	Postcode	Postcode
Country	Country	Country	Country
Nationality	Nationality	Nationality	Nationality
Daytime telephone number	Daytime telephone number	Daytime telephone number	Daytime telephone number

BOX B

TAX ADDRESS

If the tax address of the registered holder (or, in the case of joint holdings, each joint registered holder) is different from that holder's mailing address, insert in Box B the holder's tax address.

First registered holder	Joint registered holder(s)	Joint registered holder(s)	Joint registered holder(s)
Tax address	Tax address	Tax address	Tax address

Postcode	Postcode	Postcode	Postcode
Country	Country	Country	Country

BOX C

CITY, COUNTRY, DEPARTMENT AND DATE OF BIRTH

Insert in Box C the city, country and date of birth and, in the case of French residents only, department of birth of the registered holder (or, in the case of joint holdings, each joint registered holder).

First registered holder	Joint registered holder(s)	Joint registered holder(s)	Joint registered holder(s)
City of birth	City of birth	City of birth	City of birth
Country of birth	Country of birth	Country of birth	Country of birth
Date of birth	Date of birth	Date of birth	Date of birth
Department of birth (French residents only)	Department of birth (French residents only)	Department of birth (French residents only)	Department of birth (French residents only)

4

INSTRUCTIONS

BANK ACCOUNT DETAILS (BOX D)

•
Please insert in Box D the account details of the bank account into which dividends are to be credited.

  For United Kingdom bank accounts, please insert the account name, name and full address of the bank or building society, the account number and the sort/swift/BICcode.

  For non-United Kingdom accounts, please insert the account name, name and full address of the bank or building society, the International Bank Account Number (IBAN) and the sort/swift/BIC code.

-->

SIREN OR SIRET NUMBER (BOX E)

•
If the registered holder (or, in the case of joint holdings, each joint registered holder) has a SIRET and SIREN number, insert in Box E the relevant holder's SIREN and SIRET number.

  SIRET and SIREN numbers are attributed to persons registered in France for doing business.

  Registered holders who do not have a SIRET and SIREN number are not required to complete Box E.

-->

5

SHAREHOLDER DETAILS

BOX D

BANK ACCOUNT DETAILS

Insert in Box D the details of the bank account into which payments are to be credited.

First registered holder Account name	Joint registered holder(s) Account name	Joint registered holder(s) Account name	Joint registered holder(s) Account name

Bank/Building Society name	Bank/Building Society name	Bank/Building Society name	Bank/Building Society name

Full address	Full address	Full address	Full address

Account number/IBAN	Account number/IBAN	Account number/IBAN	Account number/IBAN

Sort/swift/BIC code	Sort/swift/BIC code	Sort/swift/BIC code	Sort/swift/BIC code

PERSONS WITH SIRET AND SIREN NUMBERS ONLY TO COMPLETE BOX E.

BOX E

SIREN AND SIRET NUMBER

In the case of holders who have SIREN and SIRET numbers (or, in the case of joint holdings, each joint registered holder) only, insert in Box E the relevant holder's SIREN and SIRET number.

First registered holder	Joint registered holder(s)	Joint registered holder(s)	Joint registered holder(s)
SIREN:	SIREN:	SIREN:	SIREN:
SIRET:	SIRET:	SIRET:	SIRET:

BOX F

EXECUTION

In the case of joint registered holders, ALL joint registered holders must sign in Box F.

Signature(s) by individual shareholder(s)
First registered holder	Joint registered holder(s)	Joint registered holder(s)	Joint registered holder(s)
Name of shareholder	Name of shareholder	Name of shareholder	Name of shareholder
Signature of shareholder	Signature of shareholder	Signature of shareholder	Signature of shareholder

Execution by a company
Name of company
Name of director

6

EXHIBIT 8

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs")
REPRESENTING ORDINARY SHARES OF
ALLIED DOMECQ PLC

JPMorgan Chase Bank, N.A., (the "Depositary") has received advice that a Court Meeting and an Extraordinary General Meeting (the "Meetings") of Allied Domecq PLC (the "Company") will be held at the Hilton London Metropole Hotel & Conference Centre, 225 Edgware Road, London W2 1JU in the King's Suite, on Monday, July 4, 2005, at 2:00 p.m. and 2:10 p.m. respectively, for the purposes set forth on the reverse of this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs for or against in respect of the Resolutions, or any of them, to be proposed at the Meetings and at any adjournment thereof, kindly execute and forward to JPMorgan Chase Bank, N.A., the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against in respect of the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to the Chairman of the Meetings. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., June 27, 2005. Only the registered holders of record at the close of business on May 23, 2005, will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, N.A., Depositary

Dated: May 25, 2005

[ALDNW - ALLIED DOMECQ PLC] [FILE NAME: ALDNW1.ELX] [VERSION - (11)] [05/23/05 (05/12/05)]

DETACH HERE	ALDNW1
☒	PLEASE MARK VOTES AS IN THIS EXAMPLE	ALDNW
ALLIED DOMECQ PLC		Court Meeting
			For	Against
PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE RESOLUTIONS TO BE VOTED AT THE MEETINGS.		Scheme of Arrangement	☐	☐
Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meetings. PLEASE NOTE: Marking this box voids any other instructions indicated at right.	☐	Extraordinary General Meeting
			For	Against
Mark the box at immediate right if an address change or comment has been noted on the reverse of this card.	☐	Special Resolution	☐	☐

Please be sure to sign and date this Voting Instruction Card.
ADR Holder sign here:	Date:	Co-owner sign here:	Date:

AGENDA

Court Meeting
FOR or AGAINST the said Scheme of Arrangement
Extraordinary General Meeting
Special Resolution:	Approval of the Scheme of Arrangement
Approval of share capital reorganization
Approval of the amendments to the Company's Articles of Association

[ALDNW - ALLIED DOMECQ PLC] [FILE NAME: ALDNW2.ELX] [VERSION - (16)] [05/23/05 (05/12/05)]

DETACH HERE	ALDNW2

ALLIED DOMECQ PLC

JPMorgan Chase Bank, N.A., Depositary
P.O. Box 43062, Providence, RI 02940-5115

The undersigned, a registered holder of American Depositary Receipt(s) ("ADRs") representing four Ordinary Shares of Allied Domecq PLC, of record at the close of business on May 23, 2005, hereby requests and authorizes JPMorgan Chase Bank, N.A., the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote in respect of the underlying Ordinary Shares of the Company represented by such ADRs, registered in the name of the undersigned at the Court Meeting and Extraordinary General Meeting of Allied Domecq PLC to be held at the Hilton London Metropole Hotel & Conference Centre, 225 Edgware Road, London W2 1JU in the King's Suite, on Monday, July 4, 2005, at 2:00 p.m. and 2:10 p.m. respectively, or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the Chairman of the Meetings, the underlying Ordinary Shares represented by your ADRs will be voted by the Chairman of the Meetings in his discretion in relation to any business of the Meetings. If these instructions are properly signed and dated, but no direction is made, the underlying Ordinary Shares represented by such ADRs will not be voted by the Depositary at the Court Meeting or Extraordinary General Meeting.

NOTE: IN ORDER TO HAVE THE AFORESAID SHARES VOTED, THIS VOTING INSTRUCTION CARD MUST BE RECEIVED BY THE DEPOSITARY BEFORE 3:00 P.M. (NY TIME) ON JUNE 27, 2005.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?	DO YOU HAVE ANY COMMENTS?

EXHIBIT 9

Form of Election and Letter of Transmittal To Tender American Depositary Shares (ADSs) of
Allied Domecq PLC ("Allied Domecq")

CASH ELECTION
	A.	Under the principal terms you are entitled to New Pernod ADSs and cash. Put in Box A the number of Allied Domecq ADSs in respect of which you elect for cash consideration:	BOX A
If you make a Cash Election by completing Box A above, you will be deemed to have made a Mix and Match Election for additional cash consideration in lieu of your entitlement to New Pernod Ricard ADSs in respect of that number of Allied Domecq ADSs as you have specified in Box A pursuant to the terms of the Scheme. Mix and Match Elections for additional cash consideration will be satisfied only to the extent that other shareholders make equal and opposite Mix and Match Elections for New Pernod Ricard Shares underlying the Pernod Ricard ADSs.
SHARE ELECTION
	B.	Under the principal terms you are entitled to New Pernod ADSs and cash. Put in Box B the number of Allied Domecq ADSs in respect of which you wish to elect for New Pernod Ricard ADSs:	BOX B
If you make a Share Election by completing Box B above, you will be deemed to have made a Mix and Match Election for additional New Pernod Ricard ADSs in lieu of that proportion of your entitlement to cash consideration in respect of that number of Allied Domecq ADSs as you have specified in Box B pursuant to the terms of the Scheme. Mix and Match Elections for additional New Pernod Ricard Shares underlying the Pernod Ricard ADSs will be satisfied only to the extent that shareholders make equal and opposite Mix and Match Elections for cash consideration.
	C.	Mark this box if you want to change the Ownership of your New Pernod Ricard ADSs, have Special Delivery instructions for your new ADSs or cash consideration, or wish to change your current Address of Record. (see the reverse of this form)	BOX C

By signing this form, I certify under penalties of perjury, that the Tax ID Number below is accurate for IRS W-9 purposes and that I am not and have not been notified by the Internal Revenue Service that I am subject to back-up withholding.

Taxpayer Identification or Social Security Number

Please sign and date this Letter of Transmittal. Date Stockholder sign here Co-owner sign here		Daytime Telephone # Evening Telephone #
Please return all Allied Domecq ADRs with this Letter of Transmittal in the enclosed envelope. Do not sign your ADRs.

THIS LETTER OF TRANSMITTAL MUST BE FORWARDED IN SUFFICIENT TIME TO REACH THE DEPOSITARY BY
2:00 P.M. (NY TIME) ON JULY 14, 2005, UNLESS THE PERIOD IS EXTENDED, TO BE DEEMED A VALID ELECTION.

Sign and date the Letter of Transmittal, confirming that you have read the "Important Information" below. If you are acting in a fiduciary or representative capacity, please indicate so when signing and submit proper evidence of your authority to act as such.

Please return the Letter of Transmittal and Allied Domecq ADRs to JPMorgan Chase Bank, N.A. ("JPMorgan"), c/o EquiServe Corporate Reorganization, P.O. Box 859208, Braintree, MA 02185-9208.

IMPORTANT INFORMATION

Before completing this form, please read carefully the section headed "Action to be taken" at paragraph 24 of Part II of the Scheme Document. If you wish to receive the principal terms in respect of all your Allied Domecq ADSs, then sign and date above but do not select Option A or B. In absence of an election you will be deemed to have elected to receive the principal terms.

Under the principal terms you will receive £21.80 in cash and 0.2528 of a New Pernod Ricard ADS for each Allied Domecq ADS you hold.

If, on the other hand, you wish to make a Mix and Match Election, you should complete Option A and/or B above, sign and return this Form of Election.

Elections will not be valid unless this form is correctly completed and executed in all respects. Persons who make invalid elections will receive their consideration under the Offer as if they had not made any Mix and Match Election.

INSTRUCTIONS

Under the terms of the Offer, subject to availability, you may elect to receive a higher or lower proportion of New Pernod Ricard ADSs or cash consideration than that available under the principal terms of the Offer. Forms of Election are irrevocable.

IF YOU WANT TO RECEIVE MORE CASH INSTEAD OF ADSs (BOX A)

You may elect to receive cash instead of New Pernod Ricard ADSs to which you are entitled under the principal terms of the Offer, but only to the extent that shareholders make equal and opposite elections for additional New Pernod Ricard Shares underlying the New Pernod Ricard ADSs (a "Mix and Match" election). If you wish to receive cash instead of all or part of your entitlement to New Pernod Ricard ADSs, you should insert in Box A (above) the number of Allied Domecq ADSs in respect of which you wish only to elect to receive cash. Such election will be dependent on the receipt of equal and opposite "Mix and Match" elections by shareholders. If you wish to receive only cash, insert the total number of Allied Domecq ADSs you hold in Box A. Only whole New Pernod Ricard ADSs will be issued.

IF YOU WANT TO RECEIVE MORE SHARES IN THE FORM OF ADSs INSTEAD OF CASH (BOX B)

You may elect to receive additional New Pernod Ricard ADSs instead of your cash entitlement, but only to the extent that shareholders make equal and opposite elections for additional cash consideration (a "Mix and Match" election). To the extent that you wish to receive New Pernod Ricard ADSs instead of all or part of your cash entitlement, you should insert in Box B the number of Allied Domecq ADSs in respect of which you wish to only elect to receive New Pernod Ricard ADSs. Such election will be dependent on the receipt of equal and opposite "Mix and Match" elections by shareholders. If you wish to receive only New Pernod Ricard ADSs, insert the total number of Allied Domecq ADSs you hold in Box B. Only whole New Pernod Ricard ADSs will be issued.

If the aggregate number of ADSs inserted in Box A and/or Box B is greater than the number of Allied Domecq ADSs you hold, the number of Allied Domecq ADSs subject to each election shall be reduced proportionately.

[ALDNW - ALLIED DOMECQ] [FILE NAME: ALDLT1.ELX] [VERSION - (15)] [05/23/05 (05/16/05)]

ALDLT1

SUBSTITUTE FORM W-9		YOU MUST COMPLETE THE FOLLOWING CERTIFICATE
If the Taxpayer ID Number printed on the reverse of this form is INCORRECT, cross it out and write in the CORRECT number here.	Correct Taxpayer ID Number	IF YOU CHECKED THE AWAITING TIN BOX OF SUBSTITUTE FORM W-9
Under penalties of perjury, I certify that:		CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
(1) the corrected number above is my correct Taxpayer ID Number or Social Security Number (or I am waiting for a number to be issued to me (check the box below)), and
(2) I am not subject to backup withholding because:
(A) I am exempt from backup withholding (check the box below), or (B) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the IRS has notified me that I am no longer subject to backup withholding. (You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding.)
(3) I am a U.S. person (including a U.S. resident alien).		I certify under penalties of perjury that a Taxpayer Identification or Social Security Number has not been issued to me, and either (a) I have mailed or delivered an application to receive a Taxpayer Identification or Social Security Number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a Taxpayer Identification or Social Security Number to the Exchange Agent, 28% of all reportable payments made to me will be withheld, but will be refunded to me if I provide a certified Taxpayer Identification or Social Security Number within 60 days.
☐ EXEMPT	☐ AWAITING TIN

Signature of U.S. person Date		Signature Date

CHANGE OF OWNERSHIP

Name	(Please Print First, Middle & Last Name)	Signature(s)	(All Joint Owners must sign)

Address	(Number and Street)	Name of qualified financial institution

(City, State & Zip Code)

(Tax Identification or Social Security Number)		Medallion Signature Guarantee

Please follow these instructions and complete the "Change of Ownership" box above and mark Box C on the front of this Letter of Transmittal.

1.
If you want to change the ownership of the Pernod Ricard ADSs to which you will be entitled, provide the exact name, address, and Tax Identification or Social Security Number of the new owner in the "Change of Ownership" box above. If you are transferring ownership to more than one account, please list the information on a separate sheet.

2.
Sign the "Change of Ownership" box above exactly as the name(s) currently appear in the registration. Signatures must be Medallion Signature Guaranteed.

    (A Medallion Signature Guarantee may be executed by an eligible commercial or savings bank, trust company, credit union or brokerage firm. A Notary Public seal is not acceptable.)

3.
Return this Letter of Transmittal and all Allied Domecq ADRs issued in your name.

Special Mailing Instructions	Address Change
Complete ONLY if mailing to someone other than the undersigned or if mailing to the undersigned at an address other than that shown on the reverse.	Complete if you wish to indicate a change of address. Please be sure to mark the corresponding box on the reverse.
Mail cash consideration and instruct the Pernod Ricard ADR Depositary to mail new ADSs to: (please print)	My(Our) new address is: (please print)

^ NAME

^ ADDRESS

Information for Stockholders with Lost Certificates

If any Allied Domecq ADRs have been lost, destroyed or stolen, the holder should promptly notify JPMorgan at 1-888-444-6789. The holder will then be instructed as to the steps that must be taken in order to replace the ADR(s). This Letter of Transmittal and related documents can not be processed until the procedure for replacing the lost or destroyed certificates has been followed.

General Questions

If you have any questions regarding how to complete the Letter of Transmittal, please contact JPMorgan at 1-888-444-6789.

[ALDNW - ALLIED DOMECQ] [FILE NAME: ALDLT2.ELX] [VERSION - (7)] [05/24/05 (05/16/05)]

ALDLT2

QuickLinks

Exhibit Index
SIGNATURE
IMPORTANT NOTICE
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
INFORMATION FOR UNITED STATES SHAREHOLDERS
NEW HAMPSHIRE SECURITIES LAWS
DEALING DISCLOSURE REQUIREMENTS
BRANDS
CONTENTS
EXPECTED TIMETABLE OF PRINCIPAL EVENTS(1)
ACTION TO BE TAKEN
PART I LETTER FROM THE CHAIRMAN OF ALLIED DOMECQ
PART II EXPLANATORY STATEMENT (in compliance with section 426 of the Companies Act 1985)
PART III CONDITIONS TO THE SCHEME AND THE OFFER
PART IV FINANCIAL INFORMATION OF ALLIED DOMECQ
SECTION A AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF ALLIED DOMECQ FOR THE THREE YEARS ENDED 31 AUGUST 2004
SECTION B UNAUDITED INTERIM RESULTS OF ALLIED DOMECQ FOR THE SIX MONTHS ENDED 28 FEBRUARY 2005
PART V PROFIT FORECAST OF ALLIED DOMECQ
PART VI FINANCIAL INFORMATION OF PERNOD RICARD
SECTION A AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF PERNOD RICARD FOR THE THREE YEARS ENDED 31 DECEMBER 2004
SECTION B PERNOD RICARD UPDATE ON FIRST QUARTER 2005 NET SALES
Appendices (Q1 2005)(1)
Appendices (15 months and 9 months pro forma 2004/2005)
PART VII PROFIT FORECAST OF PERNOD RICARD
PART VIII DESCRIPTION OF PERNOD RICARD SHARES
PART IX DESCRIPTION OF PERNOD RICARD ADRs
PART X ADDITIONAL INFORMATION
PART XI NOTES ON COMPLETING THE FORM OF ELECTION
PART XII THE SCHEME OF ARRANGEMENT
THE SCHEME PART I
PART II
PART XIII DEFINITIONS
PART XIV NOTICE OF COURT MEETING
IN THE MATTER OF ALLIED DOMECQ PLC AND IN THE MATTER OF THE COMPANIES ACT 1985
PART XV NOTICE OF EXTRAORDINARY GENERAL MEETING
ALLIED DOMECQ PLC
SPECIAL RESOLUTION
Recommended offer by Pernod Ricard S.A. ("Pernod Ricard") (through its wholly-owned subsidiary, Goal Acquisitions Limited) for Allied Domecq PLC ("Allied Domecq")
IMPORTANT NOTICE
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
TABLE OF CONTENTS
OVERVIEW OF THE TRANSACTION
CHAPTER 1—PERSONS RESPONSIBLE FOR THE DOCUMENT AND FOR AUDITING THE ACCOUNTS
CHAPTER 2—INFORMATION REGARDING THE ISSUE AND ADMISSION OF NEW SHARES ON THE EUROLIST MARKET
CHAPTER 3—INFORMATION REGARDING THE TRANSACTION
CHAPTER 4—IMPACT OF THE ISSUE ON CURRENT PERNOD RICARD SHAREHOLDERS
CHAPTER 5—GENERAL INFORMATION ON THE COMPANY
STOCK PURCHASE AND SUBSCRPTION OPTIONS OVERVIEW OVERVIEW OF THE STOCK OPTION PLANS AT 31 DECEMBER 2004
Recruitments (FTEs) per geography
Frequency of labour accidents
Seriousness ratio of labour accidents
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STATUTORY AUDITORS' REPORT ON THE INTERIM FINANCIAL SITUATION FOR THE PERIOD FROM 1ST JANUARY TO 31 DECEMBER 2004
CONVERSION OF THE FINANCIAL STATEMENTS TO THE IFRS STANDARDS
STATUTORY ACCOUNTS (AT 31.12.2002, 31.12.2003 AND 31.12.2004) AND NOTES
ANALYSIS OF PERNOD RICARD SA FINANCIAL RESULTS
NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS
STATUTORY AUDITORS' REPORT ON THE INTERIM PARENT COMPANY FINANCIAL STATEMENTS FOR THE PERIOD FROM 1 JANUARY 2004 TO 31 DECEMBER 2004
CHAPTER 6—GENERAL INFORMATION REGARDING LINA 3, GOAL ACQUISITIONS (HOLDINGS) LIMITED AND GOAL ACQUISITIONS LIMITED
CHAPTER 7—GENERAL INFORMATION ON ALLIED DOMECQ PLC
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF ALLIED DOMECQ FOR THE THREE YEARS ENDED 31 AUGUST 2004
Notes
UNAUDITED INTERIM RESULTS OF ALLIED DOMECQ FOR THE SIX MONTHS ENDED 28 FEBRUARY 2005
Notes to the accounts
APPENDIX 1 CONDITIONS OF THE SCHEME OF ARRANGEMENT
Form of Election for the Mix and Match Election
US Ancillaries